As filed with the Securities and Exchange Commission on November 6, 2006
Registration No. 333-135699

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CASTLEWOOD HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

Bermuda	6331	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Bermuda
(441) 292-3645
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard J. Harris
Chief Financial Officer
Castlewood Holdings Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Bermuda
(441) 292-3645
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert F. Quaintance, Jr., Esq.	John J. Oros	Robert C. Juelke, Esq.
Debevoise & Plimpton LLP	President and Chief Operating Officer	Drinker Biddle & Reath LLP
919 Third Avenue	The Enstar Group, Inc.	One Logan Square
New York, New York 10022	401 Madison Avenue	18th & Cherry Street
(212) 909-6000	Montgomery, Alabama 36104	Philadelphia, Pennsylvania 19103
	(334) 834-5483	(215) 988-2700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective and the satisfaction or waiver of all other conditions to the merger of a direct wholly-owned subsidiary of the registrant with and into The Enstar Group, Inc., or Enstar, pursuant to the Agreement and Plan of Merger, dated as of May 23, 2006, or the merger agreement, attached as Annex A to the proxy statement/prospectus forming part of this registration statement.

If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 6, 2006

THE ENSTAR GROUP, INC.
PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
To Be Held on          , 2006

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

This proxy statement/prospectus is being furnished to the shareholders of The Enstar Group, Inc., or Enstar, in connection with the solicitation of proxies by the board of directors of Enstar for use at the Annual Meeting of Shareholders to be held on          , 2006, or the Annual Meeting, at Flowers Hall, Huntingdon College, at 1500 East Fairview Avenue, Montgomery, Alabama 36106, at 9:00 a.m., local time, and at any adjournment thereof.

Enstar and Castlewood Holdings Limited, or Castlewood, a partially-owned affiliate of Enstar engaged in the acquisition and management of insurance and reinsurance companies in run-off and the provision of management, consultancy and other services to the insurance and reinsurance industry, have agreed on a merger transaction involving the two companies. If the merger agreement and the transactions contemplated by the merger agreement are approved and the merger is consummated:

•	each share of Enstar common stock will be exchanged for one ordinary share of Castlewood;

•	Enstar will be a wholly-owned subsidiary of Castlewood;

•	Castlewood, which will be renamed Enstar Group Limited and which we sometimes refer to in this proxy statement/prospectus as New Enstar, will be a publicly-traded company;

•	Enstar shareholders as of the applicable record date will receive a $3.00 per share cash dividend on their Enstar common stock, which will be paid immediately prior to the merger; and

•	current shareholders of Enstar will own approximately 48.7% of New Enstar’s issued ordinary shares, and current Castlewood shareholders, other than Enstar, will own the remaining approximately 51.3% of New Enstar’s issued ordinary shares.

Castlewood has applied to have the New Enstar ordinary shares listed on the NASDAQ Global Select Market under the ticker symbol “ESGR.”

After careful consideration, Enstar’s board of directors, including all its independent directors, has determined that the merger agreement and the transactions contemplated by the merger agreement are fair and in the best interest of Enstar and its shareholders. In addition, Enstar’s board of directors, with all of Enstar’s directors present and voting, has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that you vote for the approval of the merger agreement and the transactions contemplated by the merger agreement. Some of Enstar’s directors and executive officers have interests in the merger and relationships that are different from, or in addition to, yours. These interests and relationships are discussed in “Interests of Certain Persons in the Merger” beginning on page 58 and “Certain Relationships and Related Transactions” beginning on page 178 of the enclosed proxy statement/prospectus. In order to consummate the merger, Enstar’s shareholders must approve the merger agreement and the transactions contemplated by the merger agreement.

As of September 28, 2006, Enstar’s directors and executive officers owned 1,904,753 shares of Enstar common stock, representing approximately 33.2% of the voting power of Enstar common stock on that date. Three of those directors, who owned Enstar common stock representing 30.1% of the voting power on that date, have entered into a support agreement with Castlewood pursuant to which such directors have agreed to vote their shares of Enstar common stock in favor of the merger agreement and the transactions contemplated by the merger agreement. All other Enstar directors and officers have also indicated that they intend to vote their shares of Enstar common stock in favor of the merger agreement and the transactions contemplated by the merger agreement.

Enstar’s annual meeting, at which shareholders were to elect directors and ratify the appointment of Enstar’s independent registered public accounting firm, was originally scheduled for June 2, 2006. On May 21, 2006, Enstar’s board of directors voted to postpone the June 2, 2006 annual meeting so that the merger transaction could be described to Enstar shareholders and voted on by them at the same meeting. This proxy statement/prospectus describes the merger transaction.

Enstar’s board of directors also recommends that you vote for T. Whit Armstrong and T. Wayne Davis to hold office as directors of Enstar until the 2009 annual meeting of shareholders of Enstar, or until their successors are duly elected and qualified, and to vote for the proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar for 2006. If the merger is consummated, New Enstar, as the sole shareholder of Enstar, will be able to determine the composition of the board of directors of Enstar and select the independent auditors of Enstar in the future.

All shareholders of Enstar are invited to attend the Annual Meeting. Your participation at the Annual Meeting, in person or by proxy, is very important. Even if you only own a few shares, we want your shares to be represented at the Annual Meeting. The merger cannot be consummated without the approval of the holders of a majority of the outstanding voting power of the common stock of Enstar.

The affirmative vote of a plurality of the shares of Enstar common stock present in person or by proxy at the Annual Meeting and entitled to vote is required to elect directors. The affirmative vote of the majority of the shares of Enstar common stock represented at the Annual Meeting and entitled to vote on the subject matter is required with respect to the ratification of the appointment of Deloitte & Touche LLP as Enstar’s independent registered public accounting firm and the approval of any other matter that may properly come before the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, please take the time to vote by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-prepaid envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote for approval of the merger agreement and the transactions contemplated by the merger agreement, for the election of T. Whit Armstrong and T. Wayne Davis as directors and for the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar for 2006. If you fail to return your card, the effect will be a vote against the merger. Each proxy is revocable and will not affect your right to vote in person in the event you attend the Annual Meeting.

This document is a prospectus of Castlewood relating to the issuance of its ordinary shares in connection with the merger and a proxy statement for Enstar to use in soliciting proxies for its Annual Meeting. It contains answers to frequently asked questions beginning on page Q-1 and a summary description of the merger beginning on page 1, followed by a more detailed discussion of the merger and related matters. You should also consider the matters discussed under “RISK FACTORS” commencing on page 20 of the enclosed proxy statement/prospectus. We urge you to review the entire document carefully.

Nimrod T. Frazer
Chairman of the Board and Chief Executive Officer
The Enstar Group, Inc.

None of the Securities and Exchange Commission, any state securities regulators, the Registrar of Companies in Bermuda or the Bermuda Monetary Authority has approved or disapproved of these securities or passed on the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated          , 2006, and is first being mailed to shareholders on or about          , 2006.

THE ENSTAR GROUP, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on          , 2006

To the Shareholders of The Enstar Group, Inc.:

The Annual Meeting of Shareholders of The Enstar Group, Inc., or Enstar, will be held on          , 2006 at Flowers Hall, Huntingdon College, at 1500 East Fairview Avenue, Montgomery, Alabama 36106, at 9:00 a.m., local time, for the following purposes:

(i) to consider and vote upon a proposal to approve the Agreement and Plan of Merger, or merger agreement, dated as of May 23, 2006, by and among Castlewood Holdings Limited, CWMS Subsidiary Corp. and Enstar, and the transactions contemplated by the merger agreement;

(ii) to elect two directors for three-year terms expiring at the annual meeting of shareholders in 2009 or until their successors are duly elected and qualified;

(iii) to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar to serve for 2006; and

(iv) to transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Enstar will not be able to consummate the merger unless its shareholders approve the merger agreement and the transactions contemplated by the merger agreement.

The board of directors of Enstar has fixed the close of business on September 28, 2006 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual Meeting and any adjournment thereof. A list of shareholders as of the record date will be open for examination during the Annual Meeting.

The board of directors of Enstar, with all of Enstar’s directors present and voting, has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that the shareholders of Enstar vote for the approval of the merger agreement and the transactions contemplated by the merger agreement. The board of directors of Enstar also recommends that you vote for T. Whit Armstrong and T. Wayne Davis to hold office until the 2009 annual meeting of shareholders, or until their successors are duly elected and qualified, and that you vote for the proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar for 2006.

Your attention is directed to the proxy statement/prospectus submitted with this notice. This notice is being given at the direction of the board of directors of Enstar.

By Order of the Board of Directors

Cheryl D. Davis
Chief Financial Officer, Vice-President of
Corporate Taxes and Secretary

Montgomery, Alabama
          , 2006

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY REVOKE THE PROXY AND VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY.

i

Page

Classified Board of Directors, Vacancies and Removal of Directors	207
Limitation of Liability of Directors	207
Other Bye-Law Provisions	208
Differences in Corporate Law	208
Registration Rights Agreement	213
Listing	213
Exchange Agent and Registrar	213
MATERIAL TAX CONSIDERATIONS OF HOLDING AND DISPOSING OF NEW ENSTAR ORDINARY SHARES	214
Taxation of New Enstar and Subsidiaries	214
Taxation of Shareholders	218
LEGAL MATTERS	224
EXPERTS	224
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	225
FUTURE SHAREHOLDER PROPOSALS	225
WHERE YOU CAN FIND MORE INFORMATION	226
GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS	G-1
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES	F -1
ANNEXES
Annex A — Agreement and Plan of Merger
Annex B — Support Agreement
Annex C — Recapitalization Agreement
Form of Opinion of Debevoise & Plimpton LLP.
Form of Opinion of Drinker Biddle & Reath LLP
Deloitte & Touche Letter Regarding Castlewood
Deloitte & Touche LLP Letter Regarding Enstar
Consent of Deloitte & Touche
Consent of Deloitte & Touche LLP
Consent of Deloitte & Touche
Consent of Ernst & Young LLP

NOTE ON REFERENCES TO ADDITIONAL INFORMATION

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT THE ENSTAR GROUP, INC. THAT MAY NOT BE INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SHAREHOLDERS OF ENSTAR AT A WEBSITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV, AS WELL AS UPON WRITTEN OR ORAL REQUEST TO:

THE ENSTAR GROUP, INC.
CORPORATE SECRETARY
401 MADISON AVENUE
MONTGOMERY, ALABAMA 36104
(334) 834-5483

IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY          , 2006 IN ORDER TO RECEIVE THEM BEFORE THE ANNUAL MEETING.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING

The following are some questions that you, as a shareholder of The Enstar Group, Inc., or Enstar, may have regarding the merger and the other matters being considered at the Annual Meeting of Enstar’s shareholders and the answers to those questions. You are urged to read carefully the remainder of this proxy statement/prospectus because information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the Annual Meeting. Additional important information is contained in the remainder of this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to or incorporated by reference in this proxy statement/prospectus.

Q:	When is the Annual Meeting?

A:	Enstar’s Annual Meeting of shareholders will take place on , 2006, at 9:00 a.m., local time, at Flowers Hall, Huntingdon College, at 1500 East Fairview Avenue, Montgomery, Alabama 36106.

Q:	What am I being asked to vote upon?

A:	You are being asked to approve the merger agreement entered into among Enstar, Castlewood Holdings Limited, or Castlewood, and CWMS Subsidiary Corp. and the transactions contemplated by that agreement. Castlewood, after the merger, is sometimes referred to in this proxy statement/prospectus as New Enstar. You are also being asked to vote for T. Whit Armstrong and T. Wayne Davis to hold office as directors of Enstar until the 2009 annual meeting of shareholders of Enstar, or until their successors are duly elected and qualified, and to vote for the proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar for 2006. If the merger is consummated, the composition of the board of directors of New Enstar will be different from the current composition of Enstar’s board of directors. Following the merger, New Enstar’s board of directors will consist of ten members. Four of these individuals — Messrs. T. Whit Armstrong, Paul J. Collins, Gregory L. Curl and T. Wayne Davis — are current directors of Enstar, three of these individuals — Messrs. J. Christopher Flowers, Nimrod T. Frazer and John J. Oros — are current directors of both Enstar and Castlewood, and the other three individuals — Messrs. Nicholas A. Packer, Paul J. O’Shea and Dominic F. Silvester — are current directors and/or executive officers of Castlewood. In addition, New Enstar, as the sole shareholder of Enstar following the merger, will be able to determine the composition of Enstar’s board of directors and select the independent auditors of Enstar after the merger.

Q:	Does the Enstar board of directors support the merger?

A:	Yes. The Enstar board of directors, including all of its independent directors, has determined that the merger agreement and the transactions contemplated by the merger agreement are fair and in the best interests of Enstar and its shareholders and that the merger agreement is advisable. In addition, the Enstar board of directors, with all of Enstar’s directors present and voting, has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that the Enstar shareholders vote “FOR” the approval of the merger agreement and the transactions contemplated by the merger agreement. Some of Enstar’s directors and executive officers have interests in the merger and relationships that are different from, or in addition to, yours. See “Interests of Certain Persons in the Merger” beginning on page 58 and “Certain Relationships and Related Transactions” beginning on page 178.

Q:	Will I be able to trade New Enstar ordinary shares that I receive in connection with the merger?

A:	Yes. The New Enstar ordinary shares issued in connection with the merger will be freely tradeable, unless you are an affiliate of Enstar. Generally, persons who are deemed to be affiliates of Enstar must comply with Rule 145 under the U.S. Securities Act of 1933, as amended, if they wish to sell or otherwise transfer any of the New Enstar ordinary shares received in connection with the merger. You will be notified if you are an affiliate of Enstar.

Q:	Can I dissent and require appraisal of my shares of Enstar common stock?

A:	No. Enstar shareholders have no dissenters’ rights under Georgia law in connection with the merger.

Q:	When should I send in my Enstar share certificates?

A:	After the merger is consummated, the exchange agent for the merger will send written instructions to Enstar shareholders that explain how to exchange Enstar share certificates for New Enstar share certificates. The exchange agent will also send a letter of transmittal that must be executed by Enstar shareholders in order to obtain New Enstar share certificates. Please do not send in any share certificates until you receive these written instructions and the letter of transmittal.

Q:	What will happen at the Annual Meeting?

A:	At the Annual Meeting, holders of Enstar common stock will vote on whether to approve the merger agreement and the transactions contemplated by the merger agreement. Approval of the merger agreement and the transactions contemplated by the merger agreement requires the affirmative vote of the holders of a majority of the outstanding voting power of Enstar’s common stock on September 28, 2006, or the Record Date.

As of the Record Date, Enstar’s directors and executive officers owned 1,904,753 shares of Enstar common stock, representing approximately 33.2% of the voting power of Enstar common stock on that date. Three of those directors, who owned Enstar common stock representing 30.1% of the voting power on that date, have entered into a support agreement with Castlewood pursuant to which such directors have agreed to vote their shares of Enstar common stock in favor of the merger agreement and the transactions contemplated by the merger agreement. All other Enstar directors and officers have also indicated that they intend to vote their shares of Enstar common stock in favor of the merger agreement and the transactions contemplated by the merger agreement. For a more detailed description of the support agreement, see “Material Terms of Related Agreements — Support Agreement” beginning on page 74.

The holders of Enstar common stock will also vote at the Annual Meeting on the election of T. Whit Armstrong and T. Wayne Davis to hold office as directors of Enstar until the 2009 annual meeting of Enstar’s shareholders, or until their successors are duly elected and qualified, and on the proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar for 2006.

Q:	What do I need to do to vote?

A:	Mail your signed and dated proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the Annual Meeting. In order to assure that Enstar obtains your vote, please follow the voting instructions on your proxy card even if you currently plan to attend the Annual Meeting in person. The Enstar board of directors recommends that Enstar’s shareholders vote “FOR” the approval of the merger agreement and the transactions contemplated by the merger agreement. The Enstar board also recommends that Enstar’s shareholders vote “FOR” T. Whit Armstrong and T. Wayne Davis to hold office as directors until the 2009 annual meeting of Enstar’s shareholders, or until their successors are duly elected and qualified, and that Enstar’s shareholders vote “FOR” the proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar for 2006.

Q:	How do I vote my shares of Enstar common stock if they are held in the name of a bank, broker or other fiduciary?

A:	Your bank, broker or other fiduciary will vote your shares of Enstar common stock with respect to the merger agreement and the transactions contemplated by the merger agreement only if you provide written instructions to them on how to vote, so it is important that you provide them with instructions. Your bank, broker or other fiduciary has the discretion to vote your shares of Enstar common stock in favor of the election of T. Whit Armstrong and T. Wayne Davis as directors and the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar for 2006. If you wish to vote in person at the Annual Meeting and hold your shares of Enstar common stock in the name of a bank, broker or other fiduciary, you must contact your bank, broker or other fiduciary and request a legal proxy. You must bring this legal proxy to the Annual Meeting in order to vote in person.

Q:	May I change my vote even after returning a proxy card?

A:	Yes. If you are a record holder, you can change your vote by:

• completing, signing and dating a new proxy card and returning it by mail so that it is received before the Annual Meeting;

• sending a written notice to Enstar’s Secretary that is received before the Annual Meeting stating that you revoke your proxy; or

• attending the Annual Meeting and voting in person or by legal proxy.

If your shares of Enstar common stock are held in the name of a bank, broker or other fiduciary and you have directed such person(s) to vote your shares of Enstar common stock, you should instruct such person(s) to change your vote or obtain a legal proxy to do so yourself.

Q:	What if I do not vote, abstain from voting or do not instruct my broker to vote my shares of Enstar common stock?

A:	If you do not vote your shares, it will have the same effect as a vote against the merger agreement and the transactions contemplated by the merger agreement, but will not affect the outcome of the voting on any other matter presented to Enstar’s shareholders at the Annual Meeting assuming that a quorum for the transaction of business at the Annual Meeting has been achieved.

If you return your proxy card, but mark it that you wish to “ABSTAIN” from the vote on the proposal to approve the merger agreement and the transactions contemplated by the merger agreement it will also have the same effect as a vote against the merger agreement and the transactions contemplated by the merger agreement. Similarly, if you mark your proxy card “ABSTAIN” on the proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar for 2006, it will have the same effect as a vote against that proposal. If you “ABSTAIN” on these proposals, your shares will still be counted for purposes of determining the presence of a quorum for the transaction of business at the Annual Meeting.

Broker “non-votes” are proxies from brokers or nominees indicating that those persons have not received instructions from the beneficial owners of the shares as to certain proposals on which the beneficial owners are entitled to vote, but with respect to which the brokers or nominees have no discretionary power to vote without instructions. Broker “non-votes” will be counted for purposes of determining the presence of a quorum for the transaction of business at the Annual Meeting but will not be counted for purposes of determining the number of votes cast with respect to the particular proposal on which the broker has expressly not voted. Consequently, if you do not instruct your broker to vote your shares, it too will have the same effect as a vote against the merger agreement and the transactions contemplated by the merger agreement. Brokers or nominees, however, can exercise their discretion to vote your shares in favor of T. Whit Armstrong and T. Wayne Davis to hold office as directors until the 2009 annual meeting of Enstar’s shareholders, or until their successors are duly elected and qualified, as well as in favor of the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar for 2006.

If you sign your proxy card but do not indicate how you want to vote, your shares of Enstar common stock will be voted “FOR” the approval of the merger agreement and the transactions contemplated by the merger agreement, “FOR” T. Whit Armstrong and T. Wayne Davis to hold office as directors until the 2009 annual meeting of Enstar’s shareholders, or until their successors are duly elected and qualified, and “FOR” the proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar for 2006.

Q:	Where can I find more information about Enstar and Castlewood?

A:	Business and financial information about Enstar and Castlewood is contained in this proxy statement/prospectus. You can also find more information about Enstar and Castlewood from various sources described under “Where You Can Find More Information” on page 226.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To fully understand the Agreement and Plan of Merger, or the merger agreement, dated as of May 23, 2006, among Castlewood Holdings Limited, CWMS Subsidiary Corp. and The Enstar Group, Inc. and the transactions contemplated by the merger agreement, you should carefully read this entire document and the documents to which we refer you. See “Where You Can Find More Information” on page 226. See also the “Glossary of Selected Insurance and Reinsurance Terms” beginning on page G-1 for an explanation of terms related to the insurance industry.

The Companies (see “Information About Castlewood” on page 79 and “Information About Enstar” on page 155)

Castlewood Holdings Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Bermuda
(441) 292-3645

Castlewood Holdings Limited, or Castlewood, is a Bermuda company that acquires and manages insurance and reinsurance companies in run-off (insurance and reinsurance companies that have ceased underwriting new policies) and provides management, consultancy and other services to the insurance and reinsurance industry. Castlewood currently is privately owned, and its shares do not trade on any stock exchange or other quotation system. Upon completion of the merger and the other transactions contemplated by the merger agreement, Castlewood will change its name to “Enstar Group Limited” and will continue to engage in the business of acquiring and managing insurance and reinsurance companies in run-off and providing management, consultancy and other services to the insurance and reinsurance industry. Castlewood has applied to have its ordinary shares listed on the NASDAQ Global Select Market, or Nasdaq, under the symbol “ESGR.” The listing will take effect at the effective time of the merger. As of September 28, 2006, Castlewood had approximately 44 shareholders of record.

The terms “New Enstar,” “we,” “us” and “our” in this proxy statement/prospectus generally refer to Castlewood following the merger.

CWMS Subsidiary Corp.
401 Madison Avenue
Montgomery, Alabama 36104
(334) 834-5483

CWMS Subsidiary Corp., or Merger Sub, is a recently-formed Georgia corporation that is a direct wholly-owned subsidiary of Castlewood. At the time of the merger, Merger Sub will have conducted no business other than in connection with the merger agreement.

The Enstar Group, Inc.
401 Madison Avenue
Montgomery, Alabama 36104
(334) 834-5483
Internet address: www.enstargroup.com

The Enstar Group, Inc., or Enstar, is a Georgia corporation engaged in the operation of partially-owned affiliates in financial services businesses, including principally the acquisition and management, through Castlewood and another such affiliate, of insurance and reinsurance companies in run-off. Enstar’s common stock trades on Nasdaq under the symbol “ESGR.” As of September 28, 2006, Enstar had 2,627 shareholders of record.

Currently, Enstar owns an approximately 32.0% economic interest and 50.0% voting interest in Castlewood. Enstar’s investment in Castlewood represents a very substantial portion of Enstar’s business. After the merger, Enstar will be a wholly-owned subsidiary of Castlewood and will change its name to “Enstar USA, Inc.”

Nimrod T. Frazer, John J. Oros, Cheryl D. Davis and J. Christopher Flowers, current officers and/or directors of Enstar, serve on Castlewood’s board of directors. As of September 28, 2006, certain of Castlewood’s officers, directors and employees owned, directly or indirectly, a total of 115,139 shares of Enstar’s common stock, including 110,239 shares of Enstar common stock owned by Dominic Silvester, Castlewood’s Chief Executive Officer.

The Proposed Merger (see page 43)

Under the terms of the proposed merger, Merger Sub, a direct wholly-owned subsidiary of Castlewood, will merge with and into Enstar with Enstar surviving as a direct wholly-owned subsidiary of Castlewood. The merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and fully as it is the legal document that governs the merger.

The following charts depict (1) the organizational structures of Castlewood and Enstar, prior to the merger, and (2) the organizational structure of New Enstar upon consummation of the merger.

Prior to the Merger

*	Percentages are not calculated on a fully-diluted basis. Unless otherwise indicated, percentages reflect voting and economic interest. Inactive subsidiaries of The Enstar Group, Inc. are omitted.

Upon Consummation of the Merger

*	Percentages are not calculated on a fully-diluted basis. Unless otherwise indicated, percentages reflect voting and economic interest, except that the ownership percentages of New Enstar may, in some cases, be subject to the limitations on voting power that will be set forth in New Enstar’s bye-laws. Inactive subsidiaries of Enstar USA, Inc. are omitted.

Recommendation of Enstar’s Board of Directors Relating to the Merger (see page 51)

Enstar’s board of directors, including all of its independent directors, has determined that the merger agreement and the transactions contemplated by the merger agreement are fair and in the best interests of Enstar and its shareholders and that the merger agreement is advisable. In addition, Enstar’s board of directors, with all of Enstar’s directors present and voting, has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that Enstar shareholders vote “FOR” the approval of the merger agreement and the transactions contemplated by the merger agreement.

Interests of Certain Persons in the Merger; Certain Relationships and Related Transactions (see pages 58 and 178)

When you consider the recommendation of Enstar’s board of directors that you vote in favor of approval of the merger agreement and the transactions contemplated by the merger agreement, you should be aware that Messrs. Flowers, Frazer and Oros, officers and/or directors of Enstar who also serve on Castlewood’s board of directors, negotiated the terms of the merger on behalf of Enstar, and some of Enstar’s directors and executive officers have interests in the merger and relationships that are different from, or in addition to, yours. These interests include:

•	A new employment agreement between New Enstar, Castlewood (US) Inc., a subsidiary of Castlewood, and Mr. Oros, Enstar’s President and Chief Operating Officer, that will take effect at the effective time of the merger. Under the terms of Mr. Oros’ employment agreement, he will be paid a salary of $282,500 and will be entitled to participate in New Enstar’s incentive compensation programs. He will also receive other employee benefits consistent with those provided to New Enstar’s other executive officers. New Enstar expects that Mr. Oros will spend approximately 50% of his working time on matters related to New Enstar, but there is no minimum work commitment set forth in his employment agreement.

•	Accelerated vesting of 80,000 options granted to certain Enstar directors and officers pursuant to one of Enstar’s equity incentive plans. Of these options, options to purchase 30,000 shares of Enstar common stock are held by Mr. Frazer, Enstar’s Chief Executive Officer, and options to purchase 50,000 shares of Enstar common stock are held by Mr. Oros.

•	A severance payment of $350,000 to Mr. Frazer under his existing employment agreement.

•	A tax indemnification by Castlewood of Mr. Flowers, a director of Enstar, pursuant to which Castlewood will reimburse and indemnify Mr. Flowers for, and hold him harmless on an after-tax basis against, any increase in Mr. Flowers’ U.S. federal, state or local income tax liability (including any interest or penalties relating thereto), and reasonable attorneys’ fees, incurred by Mr. Flowers as a result of certain dispositions by Enstar or New Enstar of shares or assets of Enstar, within the period beginning immediately after the effective time of the merger and ending five years after the last day of the taxable year that includes the effective time.

•	Registration rights expected to be granted by New Enstar to Mr. Flowers and other holders of New Enstar ordinary shares, pursuant to which Mr. Flowers and such other holders may request after the first anniversary of the merger that New Enstar effect the registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, of certain of their ordinary shares of New Enstar, and registration rights expected to be granted by New Enstar to the other directors of Enstar pursuant to which they may participate in certain registration statements filed by New Enstar under the Securities Act and sell their ordinary shares of New Enstar acquired in the merger pursuant to such registration statements.

•	Rights of T. Whit Armstrong and T. Wayne Davis, directors of Enstar, to each sell up to 25,000 ordinary shares of New Enstar to New Enstar.

•	Service of the current Enstar directors on New Enstar’s board of directors following the merger.

•	Indemnification by New Enstar of past and present directors and officers of Enstar for losses in connection with any action arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such at or before the effective time of the merger.

•	Payments on the first anniversary of the merger to Ms. Davis, the Chief Financial Officer, Vice President of Corporate Taxes and Secretary of Enstar, and Amy Dunaway, the Treasurer and Controller of Enstar, in an amount equal to 75% of their annual salary in consideration for their waiver of certain severance payouts to which they are entitled in connection with the merger pursuant to their severance benefits agreements with Enstar.

In addition, each of Enstar and Castlewood has entered into transactions with companies and partnerships that are affiliated with Messrs. Flowers and/or Oros, and an entity of which Mr. Flowers is a director and the largest shareholder owns a minority interest in a subsidiary of Castlewood. See “Certain Relationships and Related Transactions” beginning on page 178.

While Enstar does not believe that such interests and relationships adversely affected the efforts of representatives of Enstar to negotiate favorable merger terms, or the terms that were ultimately negotiated, you should take into account the possibility that such efforts or terms were adversely affected by such interests or relationships. The board of directors of Enstar considered such interests and relationships and considered whether it should appoint a special committee of independent directors to evaluate and negotiate the transactions and whether interested directors should participate in the deliberations concerning, and vote on, the proposed transactions. Enstar’s board of directors concluded that it should not create a special committee and that interested directors should participate in the deliberation concerning, and vote on, the proposed transactions. Enstar’s board of directors based such conclusions on its judgment that, notwithstanding such interests and relationships, Enstar and its shareholders would be better served by:

•	having Messrs. Flowers, Frazer and Oros assume principal responsibility for the negotiation of the merger, given their expertise, experience and familiarity with Castlewood, the relative immateriality, in the board’s view, of such interests and relationships to them personally, when compared to their interests as Enstar shareholders, and that their interests as Enstar shareholders were aligned with those of the other Enstar shareholders;

•	having all of the Enstar directors participate in the board’s deliberations concerning the merger, given the directors’ expertise, experience and familiarity with Castlewood, the relative immateriality, in the board’s view, of such interests and relationships to them personally, the fact that Georgia law permits interested directors to participate in deliberations so long as their interests are disclosed and the fact that, in the board’s view, with disclosure, the board would be able to appropriately weigh the views expressed by interested directors and not be inappropriately influenced; and

•	having all of the Enstar directors vote on the merger, given the board’s desire to know, and the advisability of being able to advise the shareholders of, the positions of all directors regarding the merger, the relative immateriality, in the board’s view, of such interests and relationships to them personally, the fact that Georgia law permits interested directors to vote so long as their interests are disclosed, and the fact that the merger would only be approved if a majority of the disinterested directors approved the merger.

The board did determine that the merger agreement and the transactions contemplated by the merger agreement would not be approved unless they were approved by a majority of the four independent Enstar directors.

Enstar’s board of directors also considered whether to retain an independent financial adviser to review the terms of the proposed transaction, but concluded that the cost of doing so outweighed the potential benefits provided. In part because of Enstar’s existing investment in Castlewood, Enstar’s board of directors believed that it was sufficiently familiar with Castlewood’s business and, therefore, did not need assistance in analyzing the financial terms of the transaction from a third-party that was not familiar with Castlewood’s business. Further, the board believed that because Enstar’s investment in Castlewood constituted a very substantial portion of Enstar’s business and because the other assets that Enstar would effectively transfer to the combined company in the merger, which principally consist of cash and other investments, are relatively easy to value, the board did not need third-party assistance to evaluate the fairness of Enstar’s shareholders effectively exchanging their interest in such other assets and their indirect interest of approximately 32.0% in Castlewood for a direct interest of approximately 48.7% in Castlewood.

You should also note that Messrs. Flowers, Frazer and Oros control in the aggregate approximately 30.1% of the shares of Enstar’s common stock entitled to vote on the merger agreement and the transactions contemplated by the merger agreement. Further, Enstar’s shareholders are not entitled to dissenters’ rights under applicable Georgia law.

Reasons for the Merger (see page 50)

The boards of directors of Castlewood and Enstar believe that the merger potentially will result in increased revenues and enhanced shareholder value for New Enstar. Specifically, Enstar’s board of directors believes that the merger will:

•	Enhance the existing and proven close working relationship between Enstar and Castlewood management and further align the incentives of Castlewood management with the interests of Enstar’s shareholders. Castlewood’s current ownership structure consists of several classes of shares that provide different voting rights to shareholders, with Enstar directly (and the Enstar shareholders indirectly) owning approximately 32.0% of the economic interest and 50.0% of the voting interest in Castlewood. Each of Enstar, Trident II, L.P. and certain of its affiliates, or Trident, and members of Castlewood senior management who own Castlewood shares has the right, among other things, to nominate a certain number of members of Castlewood’s board of directors. Major transactions are required to be approved by one or more directors representing each of Enstar, Trident and Castlewood senior management. The merger will eliminate these approval rights and is expected to better align the incentives of the management of Castlewood and Enstar by having all parties own shares with the same rights.

•	Provide a positive economic result for Enstar’s shareholders, as a result of a one-time $3.00 per share dividend and the opportunity for Enstar’s shareholders to participate in approximately 48.7% (on an undiluted basis) of the earnings and cash flows of New Enstar. As noted above, Enstar’s shareholders currently own an approximately indirect 32.0% economic interest in Castlewood. Enstar’s board of directors determined that the value to Enstar’s shareholders of converting their approximately 32.0% indirect economic interest in Castlewood into an approximately 48.7% direct interest in New Enstar exceeded the value of Enstar’s other assets that would be effectively transferred to New Enstar by virtue of the merger.

•	Simplify the ownership and management structure of Castlewood, Enstar and B.H. Acquisition Ltd., or B.H. Acquisition, a company they partially own with an affiliate of Trident II, L.P., by forming one public company with one board of directors and a consolidated management team. In particular, the board of directors of Enstar believes the merger will:

•	consolidate the financial and management resources and thereby expand the capabilities of Castlewood and Enstar to pursue additional acquisitions in the insurance and reinsurance run-off business;

•	enhance New Enstar’s access to capital as a result of both its larger asset base and simplified ownership structure;

•	expand the opportunities for New Enstar to deploy its capital in attractive investments; and

•	increase the focus of the time and energy of the directors and management of New Enstar on identifying and consummating attractive acquisitions and managing existing businesses.

The board of directors of Enstar also identified and considered potentially negative factors concerning the merger, including the following:

•	The costs to be incurred in connection with the merger, including customary transaction expenses and the diversion of management and employee attention during the period after the signing of the merger agreement.

•	The risk that the merger might not be completed or that the closing might be delayed, which could result in Enstar incurring the costs described above but not realizing the potential benefits of the merger, or in any event incurring increases in such costs.

•	The other risks described in “Risk Factors” beginning on page 20. The Enstar board of directors takes notice of such risk factors generally in the course of its oversight of Enstar’s business; the following risks were specifically discussed during the board’s deliberations regarding the merger;

•	the risk that the merger will result in the holders of Enstar’s common stock owning a smaller percentage of New Enstar than they currently own of Enstar, which could reduce their ability to affect changes to New Enstar’s board of directors, management and policies;

•	the risk that regulatory agencies may delay or impose conditions on approval of the merger, which may increase the costs or diminish the anticipated benefits of the merger;

•	the risk that if the merger does not constitute a reorganization under section 368(a) of the Code, then Enstar shareholders may be responsible for payment of U.S. federal income taxes; and

•	the risk that certain of Enstar’s officers and directors have interests in the merger and relationships that may have influenced their approval of the merger agreement and the transactions contemplated by the merger agreement.

After deliberation, the Enstar board of directors concluded that, on balance, the potential benefits of the transactions to the Enstar shareholders outweighed these risks and potential disadvantages.

What Enstar Shareholders Will Receive in the Merger

If the merger is consummated, as an Enstar shareholder you will receive one New Enstar ordinary share in exchange for each share of Enstar common stock, including the associated rights issued under the Enstar shareholder rights plan, that you own.

The Enstar Dividend

If the merger is consummated, Enstar shareholders as of the applicable record date will receive a one-time $3.00 per share dividend on their Enstar common stock, payable immediately prior to the merger.

Treatment of Enstar Stock Options and Restricted Stock Units (see page 61)

Each outstanding option to purchase shares of Enstar common stock granted under the Enstar stock plans will be assumed by New Enstar and converted into an option to purchase ordinary shares of New Enstar. The per share exercise price of each new option will be set at a ratio to the trading price of the ordinary shares of New Enstar immediately following the closing of the merger that equals the ratio of the exercise price of the corresponding Enstar stock option to the trading price of the shares of Enstar common stock immediately prior to the closing of the merger. The number of New Enstar ordinary shares underlying the new option will be set so that the aggregate spread value of the new option approximately equals the spread value of the former Enstar stock option.

Each restricted stock unit issued under Enstar’s Deferred Compensation and Stock Plan for Non-employee Directors that is outstanding immediately prior to the closing of the merger will automatically convert from a right in respect of a share of Enstar common stock into a right in respect of one ordinary share of New Enstar.

Ownership of New Enstar after the Merger

Immediately following the consummation of the merger, New Enstar will have approximately 11.8 million ordinary shares issued, of which current Enstar shareholders will own approximately 48.7% and current Castlewood shareholders, other than Enstar, will own the remaining approximately 51.3%. Prior to the merger, Enstar’s directors and officers own approximately 33.2% of Enstar’s outstanding common stock and Enstar’s non-affiliated public shareholders own approximately 66.8% of Enstar’s outstanding common stock. Following the merger, Enstar’s directors and officers will own approximately 16.2% of New Enstar’s issued ordinary shares and Enstar’s current non-affiliated public shareholders will own approximately 32.5% of New Enstar’s issued ordinary shares.

Also following the merger, directors, officers and certain employees of New Enstar (which will include individuals who are directors, officers or employees of Enstar and Castlewood prior to the merger) and their affiliates will own approximately 49.8% of New Enstar’s issued ordinary shares.

Unless otherwise indicated, the ownership percentage calculations set forth above and throughout this proxy statement/prospectus treat the non-voting convertible shares of New Enstar owned by Enstar following the merger as if they were treasury shares and not outstanding because Enstar will be a wholly-owned subsidiary of New Enstar.

Listing of New Enstar Ordinary Shares

Castlewood has filed an application to have New Enstar’s ordinary shares listed on Nasdaq under the ticker symbol “ESGR.”

Effects of the Merger on the Rights of Enstar Shareholders

If the merger is consummated, New Enstar will be governed by its memorandum of association and second amended and restated bye-laws. The memorandum of association and form of the second amended and restated bye-laws have been filed by Castlewood as exhibits to the registration statement of which this proxy statement/prospectus is a part. The memorandum of association and second amended and restated bye-laws of New Enstar differ from Enstar’s current articles of incorporation and amended and restated bylaws. In addition, while Enstar is presently governed by Georgia corporate law, New Enstar will be governed by Bermuda corporate law. For a description of the differences between the rights of shareholders under Georgia and Bermuda law see “Comparison of Shareholder Rights” beginning on page 189 and “Description of Share Capital — Differences in Corporate Law” beginning on page 208. The board considered the rights and obligations of the shareholders under New Enstar’s memorandum of association and second amended and restated bye-laws in connection with its consideration of the recapitalization agreement, and Enstar retained Bermuda counsel to advise Enstar regarding such matters and other matters of Bermuda law, such as the matters discussed in “Risk Factors — Risks Relating to Ownership of New Enstar Ordinary Shares,” beginning on page 28. The board also took notice of the fact that Enstar’s shareholders had been indirectly invested in a Bermuda company — Castlewood — for the past five years without suffering adverse impacts as a result of Bermuda law in determining that such differences in rights did not, together with other negative factors, outweigh the benefits of the proposed transaction.

In addition, the current non-affiliated public shareholders of Enstar currently own approximately 66.8% of Enstar’s outstanding shares. Following the merger, those non-affiliated shareholders will own approximately 32.5% of New Enstar’s issued shares. The board of directors of Enstar considered this change in voting power of the non-affiliated public shareholders of Enstar as a result of the merger, but did not believe that it, together with other negative factors, outweighed the benefits of the proposed transaction. In reaching such conclusion the board took into account particularly that (1) Castlewood constitutes a very substantial portion of Enstar’s business, (2) the influence of Enstar’s non-affiliated public shareholders on the governance of Castlewood is currently limited by

•	the fact that such influence must be exercised through Enstar,

•	the fact that Enstar does not own a majority of the Castlewood voting shares, and

•	the fact that Trident and the Castlewood management shareholders have substantial governance rights under the Castlewood shareholders agreement,

(3) the former Enstar non-affiliated public shareholders will own directly approximately 32.5% of the New Enstar voting shares following the merger, and (4) the former Enstar non-affiliated public shareholders will have a direct economic interest in New Enstar of approximately 32.5% following the merger, compared to their current indirect interest of approximately 21.4%.

Risk Factors (see page 20)

Shareholders voting on the merger should consider, among other things, the risks associated with ownership of New Enstar ordinary shares and the other risks set forth in the “Risk Factors” section of this proxy statement/prospectus.

Conditions to the Consummation of the Merger (see page 66)

Castlewood’s and Enstar’s respective obligations to consummate the merger are subject to the satisfaction or, to the extent legally permissible, the waiver of the following conditions:

•	the receipt of all governmental and regulatory consents, clearances, approvals and actions necessary for the merger and the other transactions contemplated by the merger agreement unless failure to obtain those consents, clearances, approvals and actions would not reasonably be expected to have a material adverse effect on New Enstar;

•	the absence of any law, order or injunction prohibiting consummation of the merger in the United States, Bermuda or the European Union;

•	the U.S. Securities and Exchange Commission, or the Commission, having declared effective the Castlewood registration statement of which this proxy statement/prospectus is a part;

•	the approval for listing by Nasdaq of the New Enstar ordinary shares to be issued in the merger, subject to official notice of issuance;

•	the approval of the merger agreement and the transactions contemplated by the merger agreement by the Enstar shareholders;

•	the approval of the Recapitalization Agreement, dated as of May 23, 2006, among Castlewood, Enstar, Trident, Dominic F. Silvester and certain other shareholders of Castlewood, or the recapitalization agreement, and certain actions contemplated by the recapitalization agreement by the Castlewood shareholders, which approval has been obtained;

•	the completion of the recapitalization of Castlewood pursuant to the recapitalization agreement (see “Material Terms of Related Agreements — Recapitalization Agreement” beginning on page 70);

•	no event having occurred which would trigger a distribution under Enstar’s shareholders rights plan;

•	the receipt by Enstar and Castlewood of an opinion of Enstar’s tax counsel to the effect that the merger should qualify as a reorganization within the meaning of section 368(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code;

•	the representations and warranties of the parties contained in the merger agreement which are qualified as to material adverse effect being true and correct as of the date of the merger agreement and as of the closing date of the merger, except to the extent that such representation or warranty speaks as of another date, and the representations and warranties of the parties which are not qualified as to material adverse effect being true and correct (disregarding materiality qualifiers), except where the failure to be true and correct, individually or in the aggregate, would not have a material adverse effect on the party making the representation, as of the date of the merger agreement and as of the closing date of the merger as if they were made on that date, except to the extent that such representation or warranty speaks as of another date; and

•	the parties having performed or complied in all material respects with all agreements or covenants required to be performed by them under the merger agreement (other than such party’s covenants regarding the issuance of securities, and Enstar’s covenant regarding dividends and changes in share capital, which must be complied with in all respects), in each case, on or before the closing date.

Termination of Merger Agreement (see page 68)

The merger agreement may be terminated at any time before the consummation of the merger in any of the following ways:

•	by mutual written consent of Enstar and Castlewood;

•	by either Enstar or Castlewood:

•	if the merger has not been consummated by January 31, 2007; except that a party may not terminate the merger agreement if the cause of the merger not being consummated is that party’s failure to fulfill its material obligations under the merger agreement;

•	if a governmental authority or a court in the United States or European Union permanently enjoins or prohibits the consummation of the merger, except that a party that seeks to terminate the merger agreement upon such an event must have used its reasonable best efforts to obtain the government approvals required for the consummation of the merger; or

•	if Enstar’s shareholders fail to approve the merger agreement and the transactions contemplated by the merger agreement.

•	by Castlewood:

•	if Enstar has breached in any material respect any of its representations or warranties, or has failed to perform in any material respect any of its covenants or other agreements under the merger agreement and such breach:

•	is incapable of being cured by or remains uncured prior to January 31, 2007; or

•	would result in the failure of certain closing conditions to the merger being satisfied; or

•	if:

•	Enstar or Enstar’s board of directors materially breaches the covenant regarding no solicitation of competing acquisition proposals and such breach is not cured within five business days after receiving notice of such breach;

•	Enstar’s board of directors changes its recommendation to the Enstar shareholders to approve the merger agreement and the transactions contemplated by the merger agreement; or

•	Enstar fails to call the annual meeting of shareholders to vote on the merger by November 23, 2006; or

•	by Enstar:

•	if Castlewood or Merger Sub has breached in any material respect any of its representations or warranties, or has failed to perform in any material respect any of its covenants or other agreements under the merger agreement and such breach:

•	is incapable of being cured by or remains uncured prior to January 31, 2007; or

•	would result in the failure of certain closing conditions to the merger being satisfied; or

•	if there has been a change in the recommendation by Enstar’s board of directors in respect of the merger agreement and the transactions contemplated by the merger agreement and:

•	Enstar notifies Castlewood in writing that it intends to approve and enter into an agreement concerning a different business combination transaction that constitutes a superior proposal, attaching the most current version of such agreement or a description of its material terms; and

•	Castlewood, within five business days of receiving such notice from Enstar, does not make an offer that Enstar’s board of directors determines is at least as favorable to the Enstar shareholders as the superior proposal Enstar received from the third party.

Termination of the merger agreement also terminates certain obligations under the support agreement described below.

Support Agreement (see page 74)

Castlewood and Messrs. Flowers, Oros and Frazer, three of Enstar’s largest shareholders, have entered into the Support Agreement, dated as of May 23, 2006, or the support agreement, pursuant to which such shareholders have agreed to vote all of their shares of Enstar common stock in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement and against any business combination with a third party.

The support agreement is attached as Annex B to this proxy statement/prospectus.

Recapitalization Agreement (see page 70)

In connection with the merger, Castlewood, Enstar, Trident and certain other shareholders of Castlewood entered into a recapitalization agreement which provides, among other things, for:

•	a recapitalization of Castlewood in which all issued shares will be exchanged for newly-created ordinary shares;

•	the appointment of the board of directors of New Enstar immediately following the merger;

•	the repurchase of certain shares of Castlewood from Trident;

•	payments to certain officers and employees of Castlewood;

•	the purchase by Castlewood or its designee of the shares of B.H. Acquisition beneficially owned by an affiliate of Trident II, L.P.; and

•	the adoption of new bye-laws that will include, among other things, certain restrictions on transfers and voting of the ordinary shares.

Castlewood shareholders holding the number of shares required to approve the recapitalization agreement and the transactions contemplated thereby have agreed to vote in favor of such agreement and transactions.

The recapitalization agreement also restricts the transfer by the Castlewood shareholders party thereto of the New Enstar ordinary shares they receive in the recapitalization for one year, subject to certain exceptions. The recapitalization agreement also provides that at the time of the recapitalization, certain shareholders of Castlewood will enter into the Registration Rights Agreement, between and among New Enstar, Trident, J. Christopher Flowers, Dominic F. Silvester and certain other shareholders of New Enstar, or the registration rights agreement, entitling them, after the expiration of one year from the date of the registration rights agreement, to require that New Enstar effect the registration under the Securities Act of their New Enstar ordinary shares, although after the expiration of 90 days from the date of the registration rights agreement and prior to the first anniversary of such date, Trident has the right to require that Castlewood register up to 750,000 of Trident’s New Enstar ordinary shares. The directors of Enstar have agreed to similar transfer restrictions on their shares of New Enstar, and will receive registration rights pursuant to the same registration rights agreement.

The recapitalization agreement is attached as Annex C to this proxy statement/prospectus.

Other Related Agreements

Castlewood has agreed, subject to the consummation of the merger agreement, to repurchase from two directors of Enstar, Messrs. T. Whit Armstrong and T. Wayne Davis, upon their request, during a 30-day period commencing January 15, 2007, at the then prevailing market price, such number of ordinary shares as provides an amount sufficient for Mr. Armstrong and Mr. Davis to pay taxes on compensation income resulting from the exercise of options by them on May 23, 2006 for 50,000 shares of Enstar common stock in the aggregate. Castlewood’s obligation to repurchase ordinary shares is limited to 25,000 ordinary shares from each of Mr. Armstrong and Mr. Davis. Since the letter agreement provides for the sale of such shares at then prevailing market prices, each of Enstar and Castlewood believe that the value of the rights of Messrs. Armstrong and Davis under such agreement is not significant.

Castlewood has also entered into a tax indemnification agreement with J. Christopher Flowers, a director of Castlewood and Enstar and Enstar’s largest shareholder, pursuant to which Castlewood will reimburse and indemnify Mr. Flowers for, and hold him harmless on an after-tax basis against, any increase in Mr. Flowers’ U.S. federal, state or local income tax liability (including any interest or penalties relating thereto), and reasonable attorneys’ fees, incurred by Mr. Flowers as a result of certain dispositions by Enstar and New Enstar of shares or assets of Enstar, within the period beginning immediately after the effective time of the merger and ending five years after the last day of the taxable year that includes the effective time. Because Mr. Flowers will be the only greater-than-5% U.S. shareholder of New Enstar after the merger, he is in a different position than the other current shareholders of Enstar with regard to treating the merger as a tax-free reorganization. Under IRS regulations issued pursuant to section 367(a) of the Code, as a 5% U.S. shareholder Mr. Flowers may treat the merger as a tax-free reorganization only if he enters into a gain recognition agreement with the IRS under which he agrees he will treat the merger as taxable if New Enstar disposes of certain stock or assets of Enstar within the five years following the merger. Such dispositions may be effected without Mr. Flowers’ consent. Other shareholders of Enstar are not subject to these additional conditions, and their tax treatment would not be affected by such dispositions. The Enstar board of directors approved such agreement because it determined that it would be fair to put Mr. Flowers in the same position as the other shareholders of Enstar and that such agreement would increase the likelihood that Mr. Flowers, in his capacity as an Enstar shareholder, would support the proposed transaction. While the agreement is significant to Mr. Flowers, New Enstar believes it is unlikely to incur any liability under the agreement because it believes the likelihood that it will dispose of stock or assets of Enstar within the next five years to be remote.

Regulatory Approvals (see page 55)

Castlewood has received the requisite approval of the merger and/or the recapitalization from the insurance regulatory authority in the United Kingdom. In addition, Castlewood has provided notice of the merger and the recapitalization to the insurance regulatory authorities in Switzerland and Belgium. Castlewood has received approval from the Bermuda Monetary Authority to issue the ordinary shares in connection with the recapitalization and the merger.

Material U.S. Federal Income Tax Consequences of the Merger (see page 53)

The merger is intended to qualify as a reorganization for U.S. federal income tax purposes. Accordingly, it is expected that the exchange of Enstar common stock for New Enstar ordinary shares in the merger should not result in the recognition of gain or loss for U.S. federal income tax purposes.

However, this proxy statement/prospectus does not address all tax consequences that may be relevant to persons who exchange Enstar common stock for New Enstar ordinary shares in the merger. In particular, this proxy statement/prospectus does not address any of the tax consequences associated with:

•	the exercise of options to purchase Enstar common stock before the effective time of the merger;

•	the exchange of options to purchase Enstar common stock for options to purchase New Enstar ordinary shares in the merger; or

•	the exchange of Enstar restricted stock units for a right to receive restricted stock units in respect of New Enstar ordinary shares.

Any person who may exchange Enstar common stock for New Enstar ordinary shares in the merger is urged to carefully read the discussions under “The Proposed Merger — Material U.S. Federal Income Tax Consequences of the Merger” and “Material Tax Considerations of Holding and Disposing of New Enstar Ordinary Shares” beginning on pages 53 and 214, respectively, and to consult his or her tax advisor with respect to the tax consequences of participating in the merger and holding and disposing of New Enstar ordinary shares.

Accounting Treatment of the Merger (see page 53)

New Enstar will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States.

No Dissenters’ Rights

Under Georgia law, Enstar shareholders are not entitled to dissenters’ rights in connection with the merger.

Information about the Enstar Annual Meeting and Voting (see page 36)

Enstar’s Annual Meeting of Shareholders, or the Annual Meeting, will be held on          , 2006, at 9:00 a.m., local time, at Flowers Hall, Huntingdon College at 1500 East Fairview Avenue, Montgomery, Alabama 36106, for the following purposes:

•	to consider and vote upon a proposal to approve the merger agreement and the transactions contemplated by the merger agreement;

•	to elect two directors for three-year terms expiring at the annual meeting of shareholders of Enstar in 2009 or until their successors are duly elected and qualified;

•	to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Enstar to serve for 2006; and

•	to transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Enstar will not be able to consummate the merger unless its shareholders approve the merger agreement and the transactions contemplated by the merger agreement.

If the merger is consummated, the composition of the board of directors of New Enstar will be different from the current composition of Enstar’s board of directors. Following the merger, four of these individuals — Messrs. T. Whit Armstrong, Paul J. Collins, Gregory L. Curl and T. Wayne Davis — are current directors of Enstar, three of these individuals — Messrs. J. Christopher Flowers, Nimrod T. Frazer and John J. Oros — are current directors of both Enstar and Castlewood, and the other three individuals — Messrs. Nicholas A. Packer, Paul J. O’Shea and Dominic F. Silvester — are current directors and/or executive officers of Castlewood. In addition, New Enstar, as the sole shareholder of Enstar, will be able to determine the composition of Enstar’s board of directors and select independent auditors of Enstar after the merger.

Enstar Shareholder Votes Required

Approval of the merger agreement and the transactions contemplated by the merger agreement requires the affirmative vote of the holders of a majority of the outstanding voting power of Enstar’s common stock on the close of business on September 28, 2006, or the Record Date.

As of the Record Date, Enstar’s directors and executive officers owned 1,904,753 shares of Enstar common stock, representing approximately 33.2% of the voting power of Enstar common stock on that date. Three of those directors, who owned Enstar common stock representing 30.1% of the voting power on that date, have entered into a support agreement with Castlewood pursuant to which such directors have agreed to vote their shares of Enstar common stock in favor of the merger agreement and the transactions contemplated by the merger agreement. All other Enstar directors and officers have also indicated that they intend to vote their shares of Enstar common stock in favor of the merger agreement and the transactions contemplated by the merger agreement.

Recent Developments (see page 116)

On June 16, 2006, a wholly-owned subsidiary of Castlewood entered into a definitive agreement for the purchase of Cavell Holdings Limited, or Cavell, a U.K. company, from Dukes Place Holdings, L.P., a portfolio company of GSC Partners, for a purchase price of approximately £32 million (approximately $59 million). Cavell owns a U.K. reinsurance company and a Norwegian reinsurer, both of which are currently in run-off. Cavell had total consolidated assets of approximately £101 million at March 31, 2006, as reported in its U.K. regulatory statements. The transaction closed in the fourth quarter of 2006.

In an unrelated transaction, on June 16, 2006, a wholly-owned subsidiary of Castlewood also entered into a definitive agreement with Dukes Place Holdings, L.P. for the purchase of a minority interest in a U.S. holding company that owns two property and casualty insurers based in the United States, both of which are in run-off. Completion of the transaction is conditioned on, among other things, governmental and regulatory approvals and satisfaction of various other closing conditions. The transaction is expected to close in the first quarter of 2007.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

Castlewood and Enstar are providing the following financial data to assist you in your analysis of the financial aspects of the proposed merger. The information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes included or incorporated by reference in this proxy statement/prospectus, as well as the Unaudited Pro Forma Condensed Combined Financial Information for New Enstar beginning on page 163.

Castlewood Summary Historical Financial Data

The following selected historical financial information of Castlewood for each of the past five fiscal years has been derived from Castlewood’s audited historical financial statements, which were audited by Deloitte & Touche, an independent registered public accounting firm. The financial information as of June 30, 2006 and 2005, and for each of the three and six month periods then ended, has been derived from Castlewood’s unaudited financial statements which include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Castlewood for the periods and dates presented. This information is only a summary and should be read in conjunction with management’s discussion and analysis of results of operations and financial condition of Castlewood and the audited and unaudited consolidated financial statements and notes thereto of Castlewood included elsewhere in this proxy statement/prospectus. The selected historical financial information has been revised for the effects of the restatement discussed in Note 24 to the consolidated financial statements of Castlewood on page F-30.

Since its inception, Castlewood has made several acquisitions which impact the comparability of the information reflected in the Castlewood Summary Historical Financial Data. See “Information About Castlewood — Business — Acquisitions to Date” beginning on page 83 for information about Castlewood’s acquisitions.

	Three Months Ended
	June 30,		Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2006	2005	2005	2004	2003	2002	2001(1)
	(in thousands of U.S. dollars, except per share data)

Summary Statement of Earnings Data:
Consulting fee income	$5,251	$3,857	$11,600	$8,345	$22,006	$23,703	$24,746	$20,627	$983
Net investment income and net realized gain	11,066	8,255	20,726	13,283	29,504	10,502	7,072	8,927	990
Net reduction in loss and loss adjustment expense liabilities	4,323	3,873	6,780	5,423	96,007	13,706	24,044	48,758	90
Total other expenses	(3,940)	(12,268)	(14,343)	(22,058)	(57,299)	(35,160)	(21,782)	(27,772)	(2,859)
Minority interest	(4,974)	(612)	(5,186)	(991)	(9,700)	(3,097)	(5,111)	0	0
Share of income of partly owned companies	151	32	263	79	192	6,881	1,623	10,079	389

Net income from continuing operations	11,877	3,137	19,840	4,081	80,710	16,535	30,592	60,619	(407)
Extraordinary gain —
Negative goodwill (net of minority interest)	0	0	4,347	0	0	21,759	0	0	0

Net income	$11,877	$3,137	$24,187	$4,081	$80,710	$38,294	$30,592	$60,619	$(407)

Per Share Data(2):
Income per ordinary share before extraordinary gain — basic	$644.05	$171.62	$1,075.86	$223.26	$4,397.89	$914.49	$1,699.56	$3,367.72	$(22.61)
Extraordinary gain — basic	—	—	235.72	—	—	1,203.42	—	—	—

Net income per ordinary share — basic	$644.05	$171.62	$1,311.58	$223.26	$4,397.89	$2,117.91	$1,699.56	$3,367.72	$(22.61)

	Three Months Ended
	June 30,		Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2006	2005	2005	2004	2003	2002	2001(1)
	(in thousands of U.S. dollars, except per share data)

Income per ordinary share before extraordinary gains — diluted	$633.17	$167.32	$1,057.68	$217.66	$4,304.30	$906.13	$1,699.56	$3,367.72	$(22.61)
Extraordinary gain — diluted	—	—	231.74	—	—	1,192.40	—	—	—

Net income per ordinary share — diluted	$633.17	$167.32	$1,289.42	$217.66	$4,304.30	$2,098.53	$1,699.56	$3,367.72	$(22.61)

Weighted average ordinary shares outstanding — basic	18,441	18,279	18,441	18,279	18,352	18,081	18,000	18,000	18,000
Weighted average ordinary shares outstanding — diluted	18,758	18,749	18,758	18,749	18,751	18,248	18,000	18,000	18,000
Cash dividends paid per share	$1,552.67	$—	$1,552.67	$—	$—	$645.83	$4,483.41	$—	$—

	As of
	June 30,	As of December 31,
	2006	2005	2004	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)

Summary Balance Sheet Data:
Cash and cash equivalents	$513,893	$345,329	$350,456	$127,228	$85,916	$71,906
Investments	592,213	539,568	591,635	268,417	258,429	175,068
Reinsurance recoverable	316,571	250,229	341,627	175,091	122,937	238,162
Total assets	1,483,539	1,199,963	1,347,853	632,347	514,597	527,845
Reserves for losses and loss adjustment expenses	1,025,971	806,559	1,047,313	381,531	284,409	419,717
Total shareholder equity	257,760	260,906	177,338	147,616	167,473	63,696
Book Value per Share:
Basic	13,760.41	14,189.70	9,721.41	8,200.89	9,304.06	3,538.67
Diluted	13,610.73	13,921.67	9,461.05	8,200.89	9,304.06	3,538.67

(1)	For the period between August 16, 2001 (date of incorporation) and December 31, 2001.

(2)	Earnings per share is a measure based on net earnings divided by weighted average ordinary shares outstanding. Basic earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of shares and share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

(3)	Basic book value per share is defined as total shareholders’ equity available to ordinary shareholders divided by the number of ordinary shares outstanding as at the end of the period, giving no effect to dilutive securities. Diluted book value per share is defined as total shareholders’ equity available to ordinary shareholders divided by the number of ordinary shares and ordinary share equivalents outstanding at the end of the period, calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted book value per share.

Enstar Summary Historical Financial Data

The following selected historical financial information of Enstar for each of the past five fiscal years has been derived from Enstar’s audited historical financial statements, which were audited by Deloitte & Touche LLP, an independent registered public accounting firm. The financial information as of June 30, 2006 and 2005, and for each of the three-month and six-month periods then ended, has been derived from Enstar’s unaudited financial statements which include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Enstar for the periods and dates presented. This information is only a summary and should be read in conjunction with management’s discussion and analysis of results of operations and financial condition of Enstar and the audited and unaudited consolidated financial statements and notes thereto of Enstar incorporated by reference into this proxy statement/prospectus.

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,
	2006	2005	2006	2005	2005	2004	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)
Statement of Operations Data:
Income
Income before extraordinary gain and cumulative effect of a change in accounting principle	$1,132	$796	$2,960	$835	$19,045	$5,977	$13,226	$21,526	$1,574
Extraordinary gain, net of income taxes	—	—	875	—	—	4,415	—	—	—
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	—	—	—	—	967	—

Net income	$1,132	$796	$3,835	$835	$19,045	$10,392	$13,226	$22,493	$1,574

Per Share Data(1):
Income per Share — Basic
Income per common share before extraordinary gain and cumulative effect of a change in accounting principle — basic	$0.20	$0.14	$0.53	$0.15	$3.45	$1.09	$2.42	$3.94	$0.30
Extraordinary gain — basic	—	—	0.16	—	—	0.80	—	—	—
Cumulative effect of a change in accounting principle — basic	—	—	—	—	—	—	—	0.18	—

Net income per common share — basic	$0.20	$0.14	$0.69	$0.15	$3.45	$1.89	$2.42	$4.12	$0.30

Weighted average shares outstanding — basic	5,604,110	5,517,909	5,561,247	5,517,909	5,517,909	5,496,819	5,465,753	5,465,753	5,277,808
Income per Share — Diluted
Income per common share before extraordinary gain and cumulative effect of a change in accounting principle — diluted	$0.19	$0.14	$0.50	$0.14	$3.25	$1.03	$2.25	$3.74	$0.29
Extraordinary gain — diluted	—	—	0.15	—	—	0.76	—	—	—
Cumulative effect of a change in accounting principle — diluted	—	—	—	—	—	—	—	0.17	—

Net income per common share — diluted	$0.19	$0.14	$0.65	$0.14	$3.25	$1.79	$2.25	$3.91	$0.29

Weighted average shares outstanding — diluted	5,930,382	5,845,621	5,906,240	5,847,330	5,856,144	5,800,993	5,881,410	5,753,553	5,449,627
Cash dividends paid per share	—	—	—	—	—	—	—	—	—

	As of June 30,	As of December 31,
	2006	2005	2004	2003	2002	2001
	(in thousands of U.S. dollars)
Balance Sheet Data:
Total assets	$195,854	$185,220	$158,977	$152,620	$128,609	$99,621
Total liabilities	18,530	20,097	12,803	6,688	8,360	1,964
Minority interest	—	—	—	11,449	—	—
Shareholders’ equity	177,324	165,123	146,174	134,483	120,249	97,657

(1)	Income per share is a measure based on net income divided by weighted average shares of common stock outstanding. Basic income per share is defined as net income available to common stockholders divided by the weighted average number of shares of common stock outstanding for the period, giving no effect to dilutive securities. Diluted income per share is defined as net income available to common stockholders divided by the weighted average number of shares of common stock and common stock equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted income per share.

Summary Unaudited Pro Forma Condensed Combined Financial Data

The following summary unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting, with Castlewood treated as the acquirer for accounting purposes. The table below presents summary financial information from the unaudited pro forma condensed combined financial statements as of and for the six months ended June 30, 2006 and for the year ended December 31, 2005 included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information is presented as if the merger and related transactions had occurred on June 30, 2006 for purposes of the unaudited pro forma condensed combined balance sheet data and as of January 1, 2005 for purposes of the unaudited pro forma condensed combined operating data.

The unaudited pro forma condensed combined financial information is based on estimates and assumptions set forth in the notes to such financial information, which are preliminary and have been made solely for the purpose of developing such pro forma information. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or operating results of New Enstar that would have been achieved had the merger and related transactions been consummated as of the dates noted above, nor are they necessarily indicative of the future financial position or operating results of New Enstar. This information should be read in conjunction with the unaudited pro forma condensed combined financial information and related notes and the historical financial statements and related notes included elsewhere or incorporated by reference in this proxy statement/prospectus.

Enstar Group Limited

Summary Unaudited Pro Forma Condensed
Combined Financial Information

	Six Months	Year Ended
	Ended June 30, 2006	December 31, 2005
(in thousands of U.S. dollars)

Income
Income before extraordinary gain	$19,490	$81,859
Cash dividends paid per share	—	—

At June 30,
2006

Balance sheet data:
Total assets	$1,629,273
Total liabilities	1,252,331
Minority interest	61,212
Shareholders’ equity	315,730

Comparative Per Share Information

The following table presents historical per share data for Castlewood and Enstar individually and on a pro forma basis after giving effect to the merger. The pro forma combined amounts are based on using the purchase method of accounting. The pro forma combined per share data of New Enstar was derived from the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 163. The assumptions related to the preparation of the Unaudited Pro Forma Condensed Combined Financial Statements are described beginning at page 167. The data presented below should be read in conjunction with the historical consolidated financial statements of Enstar incorporated by reference in this proxy statement/prospectus and with the historical consolidated financial statements of Castlewood included in this proxy statement/prospectus. The pro forma data below is presented for informational purposes. You should not rely on the pro forma amounts as being indicative of the operating results or financial position of New Enstar that would have actually occurred had the merger and related transactions been consummated as of the dates noted above, nor are the pro forma amounts necessarily indicative of the future operating results or financial position of New Enstar.

	Castlewood	Enstar	Combined	Equivalent
	Historical	Historical	Pro Forma	Pro Forma(1)

Net income per ordinary share
Year ended December 31, 2005
Basic	$4,397.89	$3.45	$6.95	$6.95
Diluted	$4,304.30	$3.25	$6.59	$6.59
Six months ended June 30, 2006
Basic	$1,311.58	$0.69	$1.65	$1.65
Diluted	$1,289.42	$0.65	$1.57	$1.57
Book value per ordinary share as of June 30, 2006
Basic	$13,760.41	$30.90	$26.79	$26.79
Diluted	$13,610.73	$29.55	$25.43	$25.43
Cash dividends per ordinary share
Year ended December 31, 2005	$—	$—	$—	$—
Six months ended June 30, 2006 —
Basic(2)	$1,552.67	$—	$3.84	$3.84
Diluted(2)	$1,552.67	$—	$3.65	$3.65

(1)	Equivalent pro forma is equal to the combined pro forma because the share exchange ratio is one-to-one.

(2)	Cash dividends in the pro forma column include the proposed $3.00 per share dividend to be paid by Enstar to its shareholders as of the applicable record date if the merger is consummated and dividends paid by Castlewood to its shareholders in April of 2006.

Per Share Market Price Information

The closing price per share of Enstar common stock on May 23, 2006, the last trading day before the announcement of the execution of the merger agreement, was $76.36. The closing price per share of Enstar common stock as reported on Nasdaq on          , the most recent trading day practicable before the printing of this proxy statement/prospectus, was          .

There is no established public trading market for Castlewood’s shares. In connection with the merger, New Enstar has applied to have New Enstar’s ordinary shares listed for trading on the Nasdaq Global Select Market under the symbol “ESGR,” subject to official notice of issuance.

Dividend Information

If the merger is consummated, Enstar shareholders as of the applicable record date will receive a one-time $3.00 per share cash dividend on their Enstar common stock, payable immediately prior to the merger. Enstar has not declared or paid any other cash dividend on any of its securities since 1989. If the merger is not consummated, Enstar currently intends to retain its earnings to finance the growth and development of its future business and does not anticipate paying cash dividends in the foreseeable future. If the merger is not consummated, the payment of cash dividends in the future will depend upon such factors as Enstar earnings, capital requirements, financial condition, contractual restrictions and other factors deemed relevant by Enstar’s board of directors.

In March 2003, Castlewood’s board of directors declared a dividend of $3,471 per share to holders of Class A Shares and $5,495.83 per share to holders of its Class B Shares, which dividends were paid on March 24, 2003.

In March 2004, Castlewood’s board of directors declared a dividend of $500 per share to holders of its Class A Shares and $791.67 per share to holders of its Class B Shares, which dividends were paid on May 10, 2004.

In April 2006, Castlewood’s board of directors declared a dividend of $3,356 per share to holders of its Class A Shares, $490.75 per share to holders of its Class B Shares and $811.22 per share to holders of its Class C Shares, which dividends were paid on April 26, 2006. Also in April 2006, Castlewood’s board of directors approved the redemption of all of Castlewood’s outstanding Class E shares for $22.4 million.

Castlewood paid no dividends during the fiscal years ended December 31, 2001, 2002 and 2005.

RISK FACTORS

Shareholders of Enstar voting in favor of the merger agreement and the transactions contemplated by the merger agreement will be choosing to invest in New Enstar’s ordinary shares and to combine the business of Enstar with that of Castlewood. In deciding whether to vote in favor of the merger and the transactions contemplated by the merger agreement, you should consider the following risks related to the merger, to New Enstar’s business and to certain other matters. You should carefully consider these risks along with the other information included in this proxy statement/prospectus, including the matters addressed in the section entitled “Forward-Looking Statements” beginning on page 34, and the other information incorporated by reference into this proxy statement/prospectus.

Risks Relating to the Merger

The value of the New Enstar ordinary shares that you receive in the merger may be less than the current value of your shares of Enstar common stock.

The value of the New Enstar ordinary shares that you will receive in the merger may be less than the market price of your Enstar common stock on the date of this proxy statement/prospectus or on the date of the Enstar Annual Meeting. If the merger is consummated, each share of Enstar common stock will be converted into one ordinary share of New Enstar. The exchange ratio is a fixed ratio that will not be adjusted as a result of any increase or decrease in the market price of shares of Enstar common stock. The value of the New Enstar ordinary shares that you receive in the merger will depend on the public trading price of the New Enstar ordinary shares after the merger. The New Enstar ordinary shares will not be publicly traded until the merger is consummated. As a result, at the time of the Annual Meeting, you will not know the market value of the New Enstar ordinary shares that you will receive in the merger.

The merger will result in the holders of Enstar’s common stock owning a smaller percentage of New Enstar than they currently own of Enstar, which could reduce their ability to affect changes to New Enstar’s board of directors, management and policies.

As a result of the merger, the non-affiliated public shareholders of Enstar will own a 32.5% interest in New Enstar rather than a 66.8% interest in Enstar. Given the ownership of New Enstar by its officers, directors and their respective affiliates, this diminution in ownership may result in the former non-affiliated public shareholders of Enstar having a significantly reduced ability to effect changes in New Enstar’s board of directors, management and policies. For example, under New Enstar’s second amended and restated bye-laws many corporate actions require the approval of the holders of a majority of New Enstar’s ordinary shares and such actions may be approved without the approval of New Enstar’s non-affiliated public shareholders.

We may not realize the anticipated benefits of the merger.

The success of the merger will depend, in part, on the ability of New Enstar to realize the anticipated growth opportunities, expanded market visibility and increased access to capital that we expect to result from combining the business of Enstar with that of Castlewood. If we fail to realize the anticipated benefits of the merger, holders of New Enstar ordinary shares may receive lower returns.

Regulatory agencies may delay or impose conditions on approval of the merger, which may diminish the anticipated benefits of the merger.

Consummation of the merger is conditioned upon the receipt of required governmental consents, approvals, orders and authorizations, including required approvals from foreign regulatory agencies. Although we intend to pursue vigorously all required governmental approvals and do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, the requirement to receive these approvals before the merger may delay the consummation of the merger, possibly for a significant period of time after Enstar shareholders have approved the merger agreement and the transactions contemplated by the merger agreement at the Annual Meeting. In addition, these government agencies may attempt to condition their approval of the merger on the imposition of conditions that may have a material adverse effect on our operating results or the value of our ordinary shares after the merger is consummated. Any delay in the consummation of the merger may diminish anticipated benefits of the merger or may result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. Any uncertainty regarding the consummation of the merger may make it more difficult for us to retain key employees or to pursue business strategies. In addition, until the merger is consummated, the attention of Enstar’s and Castlewood’s management may be diverted from ongoing business concerns and regular business responsibilities to the extent that management is focused on matters relating to the transaction, such as obtaining regulatory approvals.

If the merger does not constitute a reorganization under section 368(a) of the Code, then Enstar shareholders may be responsible for payment of U.S. federal income taxes.

The merger is conditioned upon the receipt by Castlewood and Enstar of an opinion of Debevoise & Plimpton LLP, counsel to Enstar, to the effect that the merger should constitute a reorganization under section 368(a) of the Code. This opinion of counsel will be based on, among other things, current law and certain representations as to factual matters made by Castlewood and Enstar, which, if incorrect, may jeopardize the conclusions reached by such counsel in its opinion. In addition, this legal opinion will not be binding upon the U.S. Internal Revenue Service. If for any reason the merger does not qualify as a tax-free reorganization under section 368(a) of the Code, then each Enstar shareholder would recognize a gain or loss equal to the difference between the fair market value of the New Enstar ordinary shares received by the shareholder in the merger and the shareholder’s adjusted tax basis in the shares of Enstar common stock exchanged therefor.

Certain of Enstar’s officers and directors have interests in the merger and relationships that may have influenced their approval of the merger agreement and the transactions contemplated by the merger agreement.

Certain of Enstar’s directors and executive officers have interests in the merger that are different from, or in addition to, yours. These interests include, among others: a new employment agreement between New Enstar, Castlewood (US) Inc., a subsidiary of Castlewood, and John J. Oros; accelerated vesting of 80,000 options granted to certain Enstar directors and officers; a severance payment of $350,000 to Nimrod T. Frazer under his existing employment agreement; tax indemnification by Castlewood of J. Christopher Flowers; registration rights granted to Enstar’s directors; rights of two directors of Enstar to each sell up to 25,000 ordinary shares of New Enstar back to New Enstar; service of the current Enstar directors on New Enstar’s board of directors; and indemnification by New Enstar of past and present directors and officers of Enstar. See “Interests of Certain Persons in the Merger” beginning on page 58. In addition, each of Enstar and Castlewood has entered into transactions with companies and partnerships that are affiliated with Messrs. Flowers and/or Oros, and an entity of which Mr. Flowers is a director and the largest shareholder owns a minority interest in a subsidiary of Castlewood. See “Certain Relationships and Related Transactions” beginning on page 178. While Enstar does not believe that such interests and relationships adversely affected the efforts of representatives of Enstar to negotiate favorable merger terms, or the terms that were ultimately negotiated, you should take into account the possibility that such efforts or terms were adversely affected by such interests or relationships.

Failure to consummate the merger could negatively impact the share price and the future business and financial results of Enstar.

If the merger is not consummated, the ongoing business of Enstar may be adversely affected and Enstar will be subject to several risks, including the following:

•	Enstar may be required to pay certain costs relating to the merger, such as legal, accounting and printing fees; and

•	management of Enstar may be focused on the merger instead of pursuing other opportunities that could be beneficial to it.

If the merger is not consummated, Enstar cannot ensure its shareholders that these risks will not materialize and will not materially affect the business, financial results and share price of Enstar.

Risks Relating to New Enstar’s Business

If we are unable to implement our business strategies, our business and financial condition may be adversely affected.

New Enstar’s future results of operations will depend in significant part on the extent to which we can implement our business strategies successfully. Our business strategies after the merger include continuing to operate Castlewood’s portfolio of run-off insurance and reinsurance companies and related management engagements, as well as pursuing additional acquisitions and management engagements in the run-off segment of the insurance and reinsurance market. We may not be able to implement our strategies fully or realize the anticipated results of our strategies as a result of significant business, economic and competitive uncertainties, many of which are beyond our control.

The effects of emerging claims and coverage issues may result in increased provisions for loss reserves and reduced profitability in New Enstar’s insurance and reinsurance subsidiaries. Such adverse business issues may also reduce the level of incentive-based fees generated by New Enstar’s consulting operations. Adverse global economic conditions, such as rising interest rates and volatile foreign exchange rates, may cause widespread failure of our insurance and reinsurance subsidiaries’ reinsurers ability to satisfy their obligations as well as failure of companies to meet their obligations under debt instruments held by our subsidiaries. If the run-off industry becomes more attractive to investors, competition for run-off acquisitions and management and consultancy engagements may increase and, therefore, reduce our ability to continue to make profitable acquisitions or expand our consultancy operations. If we are unable to successfully implement our business strategies, we may not be able to achieve future growth in our earnings and our financial condition may suffer.

Our inability to successfully manage our portfolio of insurance and reinsurance companies in run-off may adversely impact our ability to grow our business and may result in losses.

Castlewood was founded to acquire and manage companies and portfolios of insurance and reinsurance in run-off. Our run-off business differs from the business of traditional insurance and reinsurance underwriting in that our insurance and reinsurance companies in run-off no longer underwrite new policies and are subject to the risk that their stated provisions for losses and loss adjustment expense will not be sufficient to cover future losses and the cost of run-off. Because our companies in run-off no longer collect underwriting premiums, our sources of capital to cover losses are limited to our stated reserves, reinsurance coverage and retained earnings. As of June 30, 2006, our gross reserves for losses and loss adjustment expense totaled $1.0 billion, and our reinsurance receivables totaled $316.6 million.

In order for us to achieve positive operating results, we must first price acquisitions on favorable terms relative to the risks posed by the acquired portfolio and then successfully manage the acquired portfolios. Our inability to price acquisitions on favorable terms, efficiently manage claims, collect from reinsurers and control run-off expenses could result in us having to cover losses sustained under assumed policies with retained earnings, which would materially and adversely impact our ability to grow our business and may result in losses.

Our inability to successfully manage the companies and portfolios for which we have been engaged as a third-party manager may adversely impact our financial results and our ability to win future management engagements.

In addition to acquiring insurance and reinsurance companies in run-off, we have entered into several management agreements with third parties to manage their portfolios or companies in run-off. The terms of these management engagements typically include incentive payments to us based on our ability to successfully manage the run-off of these companies or portfolios. We may not be able to accomplish our objectives for these engagements as a result of unforeseen circumstances such as the length of time for claims to develop, the extent to which losses may exceed reserves, changes in the law that may require coverage of additional claims and losses, our ability to commute reinsurance policies on favorable terms and our ability to manage run-off expenses. If we are not successful in meeting our objectives for these management engagements, we may not receive incentive payments under our management agreements, which could adversely impact our financial results, and we may not win future engagements to provide these management services, which could slow the growth of our business. Consulting fees generated from management agreements amounted to $22.0 million, $23.7 million and $24.7 million for the years ended December 31, 2005, December 31, 2004 and December 31, 2003, respectively,

If our insurance and reinsurance subsidiaries’ loss reserves are inadequate to cover their actual losses, our insurance and reinsurance subsidiaries’ net income and capital and surplus would be reduced.

Our insurance and reinsurance subsidiaries are required to maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses for both reported and unreported claims incurred. These reserves are only estimates of what our subsidiaries think the settlement and administration of claims will cost based on facts and circumstances known to the subsidiaries. Our commutation activity and claims settlement and development in recent years has resulted in net reductions in provisions for loss and loss adjustment expenses of $96.0 million, $13.7 million and $24.0 million for the years ended December 31, 2005, December 31, 2004 and December 31, 2003, respectively. Although this recent experience indicates that our loss reserves have been more than adequate to meet our liabilities, because of the uncertainties that surround estimating loss reserves and loss adjustment expenses, our insurance and reinsurance subsidiaries cannot be certain that ultimate losses will not exceed these estimates of losses and loss adjustment expenses. If the subsidiaries’ reserves are insufficient to cover their actual losses and loss adjustment expenses, the subsidiaries would have to augment their reserves and incur a charge to their earnings. These charges could be material and would reduce our net income and capital and surplus.

The difficulty in estimating the subsidiaries’ reserves is increased because the subsidiaries’ loss reserves include reserves for potential asbestos and environmental liabilities. At December 31, 2005 our insurance and reinsurance companies recorded gross asbestos and environmental loss reserves of $578.1 million, or 71.7% of the total gross loss reserves. Net asbestos and environmental loss reserves at December 31, 2005 amounted to $384.0 million, or 64.7% of total net loss reserves. Asbestos and environmental liabilities are especially hard to estimate for many reasons, including the long waiting periods between exposure and manifestation of any bodily injury or property damage, the difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and the difficulty in properly allocating liability for the asbestos or environmental damage. Developed case law and adequate claim history do not always exist for such claims, especially because significant uncertainty exists about the outcome of coverage litigation and whether past claim experience will be representative of future claim experience. In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of our subsidiaries’ potential losses for these claims. Our subsidiaries have not made any changes in reserve estimates that might arise as a result of any proposed U.S. federal legislation related to asbestos. We increased our insurance and reinsurance subsidiaries’ asbestos and environmental gross loss reserves by $32.4 million in 2003 ($38.9 million net increase) primarily as a result of industry-wide adverse claims developments. We reduced these gross loss reserves by $13.7 million in 2004 and $172.3 million in 2005 ($33.4 million net reduction in 2004 and $100.6 million net reduction in 2005) as a result of subsequent successful commutations, policy buybacks and favorable claims settlements. There can be no assurance that the reserves established by our subsidiaries will be adequate to cover future losses or will not be adversely affected by the development of other latent exposures. To further understand this risk, see “Information about Castlewood — Reserves for Unpaid Losses and Loss Adjustment Expense” beginning on page 85.

Our insurance and reinsurance subsidiaries’ reinsurers may not satisfy their obligations to our insurance and reinsurance subsidiaries.

Our insurance and reinsurance subsidiaries are subject to credit risk with respect to their reinsurers because the transfer of risk to a reinsurer does not relieve our subsidiaries of their liability to the insured. In addition, reinsurers may be unwilling to pay our subsidiaries even though they are able to do so. As at June 30, 2006, the balances receivable from reinsurers amounted to $316.6 million of which $155.9 million was associated with a single reinsurer, with a credit rating of A. The failure of one or more of our subsidiaries’ reinsurers to honor their obligations in a timely fashion may affect our cash flows, reduce our net income or cause us to incur a significant loss. Disputes with our reinsurers may also result in unforeseen expenses relating to litigation or arbitration proceedings.

The value of our insurance and reinsurance subsidiaries’ investment portfolios and the investment income that our insurance and reinsurance subsidiaries receive from these portfolios may decline as a result of market fluctuations and economic conditions.

The fair market value of the fixed-income securities and equity securities classified as available-for-sale in our subsidiaries’ investment portfolios, amounting to $200.3 million at June 30, 2006, and the investment income from these assets fluctuate depending on general economic and market conditions. For example, the fair market value of our subsidiaries’ fixed-income securities generally increases or decreases in an inverse relationship with fluctuations in interest rates. The fair market value of our subsidiaries’ fixed-income securities can also decrease as a result of any downturn in the business cycle that causes the credit quality of those securities to deteriorate. The net investment income that our subsidiaries realize from investments in fixed income securities will generally increase or decrease with interest rates. The changes in the market value of our subsidiaries’ securities that are classified as available-for-sale are reflected in our financial statements. Permanent impairments in the value of our subsidiaries’ fixed income securities are also reflected in our financial statements. As a result, a decline in the value of the securities in our subsidiaries’ portfolio may reduce our net income or cause us to incur a loss.

Fluctuations in the reinsurance industry may cause our operating results to fluctuate.

The reinsurance industry historically has been subject to significant fluctuations and uncertainties. Factors that affect the industry in general may also cause our operating results to fluctuate. The industry’s profitability may be affected significantly by:

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may affect the ultimate payout of loss amounts and the costs of administering books of reinsurance business;

•	volatile and unpredictable developments, which may adversely affect the recoverability of reinsurance from our reinsurers;

•	changes in reserves resulting from different types of claims that may arise and the development of judicial interpretations relating to the scope of insurers’ liability; and

•	the overall level of economic activity and the competitive environment in the industry.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect the adequacy of our provision for losses and loss adjustment expenses by either extending coverage beyond the intent of insurance policies and reinsurance contracts envisioned at the time they were written, or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have acquired companies or portfolios of insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under these insurance or reinsurance contracts may not be known for many years after a contract has been issued. To further understand this risk, see “Information about Castlewood — Reserves for Unpaid Losses and Loss Adjustment Expense” beginning on page 85.

Insurance laws and regulations restrict our ability to operate, and any failure to comply with these laws and regulations may have a material adverse effect on our business.

We are subject to extensive regulation under insurance laws of a number of jurisdictions. These laws limit the amount of dividends that can be paid to us by our insurance and reinsurance subsidiaries, prescribe solvency standards that they must meet and maintain, impose restrictions on the amount and type of investments that they can hold to meet solvency requirements and require them to maintain reserves. Failure to comply with these laws may subject our subsidiaries to fines and penalties and restrict them from conducting business. The application of these laws may affect our liquidity and ability to pay dividends on our ordinary shares and may restrict our ability to expand our business operations through acquisitions. At December 31, 2005, the required statutory capital and surplus of our Bermuda, U.K. and Swiss insurance and reinsurance companies amounted to $48.9 million compared to the actual statutory capital and surplus of $285.6 million. As at December 31, 2005, $1.8 million of our total investments of $539.6 million was not admissible for statutory solvency purposes.

If we fail to comply with applicable insurance laws and regulations, we may be subject to disciplinary action, damages, penalties or restrictions that may have a material adverse effect on our business.

We cannot assure you that our subsidiaries have or can maintain all required licenses and approvals or that their businesses fully comply with the laws and regulations to which they are subject, or the relevant insurance regulatory authority’s interpretation of those laws and regulations. In addition, some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If our subsidiaries do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities may preclude or suspend our subsidiaries from carrying on some or all of their activities, or impose monetary penalties on them. These types of actions may have a material adverse effect on our business and may preclude us from making future acquisitions or obtaining future engagements to manage companies and portfolios in run-off.

Castlewood has made, and New Enstar expects to continue to make, strategic acquisitions of insurance and reinsurance companies in run-off, and these activities may not be financially beneficial to us or our shareholders.

Castlewood has pursued and, as part of our strategy, we will continue to pursue growth through acquisitions and/or strategic investments in insurance and reinsurance companies in run-off. Castlewood and its subsidiaries have made several acquisitions and investments and we expect to continue to make such acquisitions and investments. See “Information About Castlewood — Business — Acquisition of Insurers or Portfolios in Run-Off” beginning on page 82. We cannot be certain that any of these acquisitions or investments will be financially advantageous for us or our shareholders.

The negotiation of potential acquisitions or strategic investments as well as the integration of an acquired business or portfolio could result in a substantial diversion of management resources. Acquisitions could involve numerous additional risks such as potential losses from unanticipated litigation or levels of claims, an inability to generate sufficient revenue to offset acquisition costs and financial exposures in the event that the sellers of the entities we acquire are unable or unwilling to meet their indemnification, reinsurance and other obligations to us.

Our ability to manage our growth through acquisitions or strategic investments will depend, in part, on our success in addressing these risks. Any failure by us to effectively implement our acquisition or strategic investment strategies could have a material adverse effect on our business, financial condition or results of operations.

Future acquisitions may expose us to operational risks such as cash flow shortages, challenges to recruit appropriate levels of personnel, financial exposures to foreign currencies, additional integration costs and management time and effort.

We may in the future make additional strategic acquisitions, either of other companies or selected portfolios of insurance or reinsurance in run-off. Any future acquisitions may expose us to operational challenges and risks, including:

•	funding cash flow shortages that may occur if anticipated revenues are not realized or are delayed, whether by general economic or market conditions or unforeseen internal difficulties;

•	funding cash flow shortages that may occur if expenses are greater than anticipated;

•	the value of assets being lower than expected or diminishing because of credit defaults or changes in interest rates, or liabilities assumed being greater than expected;

•	integrating financial and operational reporting systems, including assurance of compliance with Section 404 of the Sarbanes-Oxley Act of 2002;

•	establishing satisfactory budgetary and other financial controls;

•	funding increased capital needs and overhead expenses;

•	obtaining management personnel required for expanded operations; and

•	the assets and liabilities we may acquire may be subject to foreign currency exchange rate fluctuation.

Our failure to manage successfully these operational challenges and risks could have a material adverse effect on our business, financial condition or results of operations.

Exit and finality opportunities provided by solvent schemes of arrangement may not continue to be available which may result in the diversion of our resources to settle policyholder claims for a substantially longer run-off period and increase the associated costs of run-off of our insurance and reinsurance subsidiaries.

With respect to our U.K. and Bermudian insurance and reinsurance subsidiaries, Castlewood is able to pursue strategies to achieve complete finality and conclude the run-off of a company by promoting solvent schemes of arrangement. Solvent schemes of arrangement have been a popular means of achieving financial certainty and finality, for insurance and reinsurance companies incorporated or managed in the U.K. and Bermuda, by making a one-time full and final settlement of an insurance and reinsurance company’s liabilities to policyholders. A solvent scheme of arrangement is an arrangement between a company and its creditors or any class of them. For a solvent scheme of arrangement to become binding on the creditors a meeting of each class of creditors must be called, with the permission of the local court, to consider and, if thought fit, approve the solvent scheme arrangement. The requisite statutory majority of creditors of not less than 75% in value and 50% in number of those creditors actually attending the meeting, either in person or by proxy, must vote in favor of a solvent scheme of arrangement. Once the solvent scheme of arrangement has been approved by the statutory majority of voting creditors of the company it requires the sanction of the local court.

In July 2005, the case of British Aviation Insurance Company, or BAIC, was the first solvent scheme of arrangement to fail to be sanctioned by the English High Court, following opposition by certain creditors. The primary reason for the failure of the BAIC arrangement was the failure to adequately provide for different classes of creditors to vote separately on the arrangement. It was thought at the time that the BAIC judgment may signal the decline of solvent schemes of arrangement. However, since BAIC four solvent schemes of arrangement have been sanctioned, such that the prevailing view is that the BAIC judgment was very fact-specific to the case in question, and solvent schemes generally should continue to be promoted and sanctioned as a viable means for achieving finality for our insurance and reinsurance subsidiaries. Following the BAIC judgment, insurance and reinsurance companies must now take more care in drafting a solvent scheme of arrangement to fit the circumstances of the company including the determination of the appropriate classes of creditors. Should a solvent scheme of arrangement promoted by an insurance or reinsurance subsidiary of New

Enstar fail to receive the requisite approval by creditors or sanction by the court, we will have to run off these liabilities until expiry, which may result in the diversion of our resources to settle policyholder claims for a substantially longer run-off period and increase the associated costs of run-off, resulting potentially in a material adverse effect on our financial condition and results of operations.

We are dependent on our executive officers, directors and other key personnel and the loss of any of these individuals could adversely affect our business.

Our success substantially depends on our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe that there are only a limited number of available qualified personnel in the business in which we compete. We rely substantially upon the services of Dominic F. Silvester, our Chief Executive Officer, Paul J. O’Shea and Nicholas A. Packer, our Executive Vice Presidents, Richard J. Harris, our Chief Financial Officer, John J. Oros, who will become our Executive Chairman, and our other executive officers and directors to identify and consummate the acquisition of insurance and reinsurance companies and portfolios in run-off on favorable terms and to implement our run-off strategy. Each of Messrs. Silvester, O’Shea and Packer has an employment agreement with us. Mr. Oros will also have an employment agreement with us. In addition to serving as our Executive Chairman following the merger, Mr. Oros is a managing director of J.C. Flowers & Co. LLC, an investment firm specializing in privately negotiated equity and equity-related investments in the financial services industry. Mr. Oros will split his time commitment between New Enstar and J.C. Flowers & Co. LLC, with the expectation that Mr. Oros will spend approximately 50% of his working time with New Enstar; however, there is no minimum work commitment set forth in Mr. Oros’s employment agreement with New Enstar. J. Christopher Flowers, one of Enstar’s and Castlewood’s directors and, following the merger, a director of New Enstar and one of its largest shareholders, is a Managing Director of J.C. Flowers & Co. LLC. We believe that our relationships with Mr. Oros and Mr. Flowers and their affiliates provide us with access to additional acquisition and investment opportunities, as well as sources of co-investment for acquisition opportunities that we do not have the resources to consummate on our own. The loss of the services of any of our management or other key personnel, or the loss of the services of or our relationships with any of our directors, including in particular Mr. Oros and Mr. Flowers, or their affiliates could have a material adverse effect on our business.

Further, if we were to lose any of our key employees in Bermuda, we would likely hire non-Bermudians to replace them. Under Bermuda law, non-Bermudians (other than spouses of Bermudians or holders of permanent resident’s certificates) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian or holder of a permanent resident’s certificate) is available who meets the minimum standard requirements for the advertised position. The Bermuda government’s policy limits the duration of work permits to six years, with certain exemptions for key employees and job categories where there is a worldwide shortage of qualified employees.

Conflicts of interest might prevent us from pursuing desirable investment and business opportunities.

Our directors and executive officers may have ownership interests or other involvement with entities that could compete against us, either in the pursuit of acquisition targets or in general business operations. On occasion, we have also participated in transactions in which one or more of our directors or executive officers had an interest. In particular, we have invested, and expect to continue to invest, in or with entities that are affiliates of or otherwise related to Mr. Oros and/or Mr. Flowers. The interests of our directors and executive officers in such transactions or such entities may result in a conflict of interest for those directors and officers. We intend to have the independent members of our board of directors review any material transaction involving a conflict of interest, as well as take other actions as may be deemed appropriate by our board of directors in particular circumstances, such as forming a special committee of independent directors or engaging third party financial advisers to evaluate such transactions. We may not be able pursue to all advantageous transactions that we would otherwise pursue in the absence of a conflict should our board of directors be unable to determine that any such transaction is on terms as favorable as we could otherwise obtain in the absence of a conflict.

We may require additional capital in the future that may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to manage the run-off of our assumed policies and to establish reserves at levels sufficient to cover losses. We may need to raise additional funds through financings in the future. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and, in any case, such securities may have rights, preferences and privileges that are senior to those of our already outstanding securities. If we cannot obtain adequate capital, our business, results of operations and financial condition could be adversely affected.

We are a holding company, and we are dependent on the ability of our subsidiaries to distribute funds to us.

We are a holding company and conduct substantially all of our operations through subsidiaries. Our only significant assets are the capital stock of our subsidiaries. As a holding company, we are dependent on distributions of funds from our subsidiaries to pay dividends, fund acquisitions or fulfill financial obligations in the normal course of our business. Our subsidiaries may not generate sufficient cash from operations to enable us to make dividend payments, acquire additional companies or insurance or reinsurance portfolios or fulfill other financial obligations. The ability of our insurance and reinsurance subsidiaries to make distributions to us is limited by applicable insurance laws and regulations, and the ability of all of our subsidiaries to make distributions to us may be restricted by, among other things, other applicable laws and regulations.

Fluctuations in currency exchange rates may cause us to experience losses.

We maintain a portion of our investments, insurance liabilities and insurance assets denominated in currencies other than U.S. dollars. Consequently, we and our subsidiaries may experience foreign exchange losses.

We publish our consolidated financial statements in U.S. dollars. Therefore, fluctuations in exchange rates used to convert other currencies, particularly other European currencies including the Euro and British pound, into U.S. dollars will impact our reported consolidated financial condition, results of operations and cash flows from year to year.

Risks Relating to Ownership of New Enstar Ordinary Shares

There is no existing market for our ordinary shares.

There is no current public trading market for New Enstar ordinary shares. We cannot predict the prices at which our ordinary shares may trade following the merger. Such trading prices will be determined by the marketplace and may be influenced by many factors, including the depth and liquidity in the market for such shares, investor perceptions of us and the industry in which we participate, our dividend policy and general economic and market conditions. Until an orderly market develops, the trading prices for our shares may fluctuate significantly.

The market value of our ordinary shares may decline if large numbers of shares are sold following the merger.

If, following the merger, large amounts of our ordinary shares are sold, the price of our ordinary shares may decline. Enstar’s common stock historically has been thinly traded with an average daily trading volume between January 1, 2005 and September 28, 2006 of less than 5,000 shares. In addition, Enstar generally has not received meaningful analyst coverage. Because Enstar’s common stock historically has been thinly traded, we expect that, at least initially, New Enstar’s ordinary shares will also be thinly traded because following the merger, 49.8% of our ordinary shares will be held by certain of our directors and executive officers and their respective affiliates, and, therefore, the public float will be relatively low. Further, we anticipate that initially New Enstar may not attract meaningful analyst coverage. Consequently, if relatively small amounts of our ordinary shares are sold, the price of our ordinary shares may decline. Current shareholders of Castlewood and Enstar may not wish to continue to invest in New Enstar or for other reasons may wish to dispose of some or all of their interests in New Enstar. Actual or potential sales by officers, directors or large shareholders of New Enstar may be viewed negatively by other investors.

Castlewood, Trident, Messrs. Flowers and Silvester and certain other shareholders of Castlewood will enter into a registration rights agreement in connection with the transactions contemplated by the merger agreement and the recapitalization agreement. The registration rights agreement will become effective immediately upon the consummation of the merger. The registration rights agreement will provide that, after the expiration of one year from the date of the registration rights agreement, Trident, Mr. Flowers and Mr. Silvester may request that New Enstar effect the registration under the Securities Act of certain of such holder’s New Enstar shares. Notwithstanding the preceding sentence, the registration rights agreement further provides that, after the expiration of 90 days from the date of the registration rights agreement and prior to the first anniversary of such date, Trident has the right to require New Enstar to effect the registration of up to 750,000 of Trident’s New Enstar shares.

Our stock price may experience volatility, thereby causing a potential loss of value to our investors.

The market price for our ordinary shares may fluctuate substantially due to, among other things, the following factors:

•	announcements with respect to an acquisition or investment;

•	changes in the value of our assets;

•	our quarterly operating results;

•	changes in general conditions in the economy;

•	the financial markets; and

•	adverse press or news announcements.

There is no current public trading market for New Enstar ordinary shares, and assuming a market develops, that market may be characterized by significant price volatility. Enstar has experienced price volatility in the past. For example, during the period from January 1, 2006 through September 28, 2006, the lowest closing price for shares of Enstar common stock was $65.00 (occurring on January 5, 2006) and the highest closing price for shares of Enstar common stock was $100.91 (occurring on August 17, 2006). During 2005, the lowest closing price for shares of Enstar common stock was $49.40 (occurring on April 20) and the highest closing price for shares of Enstar common stock was $72.58 (occurring on December 15, 2005). In addition, from time to time, the stock market experiences significant price and volume fluctuations. This volatility affects the market prices of securities issued by many companies for reasons unrelated to their operating performance.

A few significant shareholders may influence or control the direction of our business. If the ownership of our ordinary shares continues to be highly concentrated, it may limit your ability and the ability of other shareholders to influence significant corporate decisions.

The interests of Trident and Messrs. Flowers, Silvester, Packer and O’Shea may not be fully aligned with your interests, and this may lead to a strategy that is not in your best interest. Following the consummation of the merger, Trident will beneficially own approximately 17.6% of the outstanding New Enstar ordinary shares, and Messrs. Flowers, Silvester, Packer and O’Shea will beneficially own approximately 10.4%, 18.9%, 6.0% and 6.0%, respectively, of the outstanding New Enstar ordinary shares. Although they do not act as a group, Trident and each of Messrs. Flowers, Silvester, Packer and O’Shea will exercise significant influence over matters requiring shareholder approval. Although they do not act as a group, the concentrated holdings of Trident and Messrs. Flowers, Silvester, Packer, and O’Shea may delay or deter possible changes in control of New Enstar, which may reduce the market price of New Enstar ordinary shares. For further information on aspects of our bye-laws that may discourage changes of control of New Enstar, see “— Some aspects of our corporate structure may discourage third-party takeovers and other transactions or prevent the removal of our board of directors and management” on page 30.

As a result of the merger, we will be subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared.

Enstar’s reporting and control systems are appropriate for that of a public company. However, as a private company, Castlewood has not been directly subject to reporting and other requirements of the Exchange Act. As a result of the merger, New Enstar will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative and operational resources, including accounting resources. If we are unable to integrate and upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with financial reporting requirements and other rules that apply to reporting companies may be impaired. Any failure to achieve and maintain effective internal controls may have a material adverse effect on our business, operating results and stock price.

Some aspects of our corporate structure may discourage third-party takeovers and other transactions or prevent the removal of our board of directors and management.

Some provisions of our bye-laws have the effect of making more difficult or discouraging unsolicited takeover bids from third parties or preventing the removal of our current board of directors and management. In particular, our bye-laws make it difficult for any U.S. shareholder or Direct Foreign Shareholder Group (a shareholder or group of commonly controlled shareholders of New Enstar that are not U.S. persons) to own or control ordinary shares that constitute 9.5% or more of the voting power of all of our ordinary shares. The votes conferred by such shares will be reduced by whatever amount is necessary so that after any such reduction the votes conferred by such shares will constitute 9.5% of the total voting power of all ordinary shares entitled to vote generally. The primary purpose of this restriction is to reduce the likelihood that we will be deemed a “controlled foreign corporation” within the meaning of the Code, for U.S. federal tax purposes. However, this limit may also have the effect of deterring purchases of large blocks of our ordinary shares or proposals to acquire us, even if some or a majority of our shareholders might deem these purchases or acquisition proposals to be in their best interests. In addition, our bye-laws provide for a classified board, whose members may be removed by our shareholders only for cause by a majority vote, and contain restrictions on the ability of shareholders to nominate persons to serve as directors, submit resolutions to a shareholder vote and request special general meetings.

These bye-law provisions make it more difficult to acquire control of us by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our directors, which we believe would generally best serve the interests of our shareholders. However, these provisions may have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, these bye-law provisions may prevent the removal of our current board of directors and management. To the extent these provisions discourage takeover attempts, they may deprive shareholders of opportunities to realize takeover premiums for their shares or may depress the market price of the shares.

Because we are incorporated in Bermuda, it may be difficult for shareholders to serve process or enforce judgments against us or our directors and officers.

We are a Bermuda company. In addition, certain of our officers and directors reside in countries outside the United States. All or a substantial portion of our assets and the assets of these officers and directors are or may be located outside the United States. Investors may have difficulty effecting service of process within the United States on our directors and officers who reside outside the United States or recovering against us or these directors and officers on judgments of U.S. courts based on civil liabilities provisions of the U.S. federal securities laws even if we appoint an agent in the United States to receive service of process.

Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named in this proxy statement/prospectus, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or these persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts.

Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

Shareholders who own our ordinary shares may have more difficulty in protecting their interests than shareholders of a U.S. corporation.

The Bermuda Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. As a result of these differences, shareholders who own our shares may have more difficulty protecting their interests than shareholders who own shares of a U.S. corporation. For example, class actions and derivative actions are generally not available to shareholders under Bermuda law. Under Bermuda law and our second amended and restated bye-laws, only shareholders holding 5% or more of our outstanding ordinary shares or numbering 100 or more are entitled to propose a resolution at a New Enstar general meeting. Shareholders of Enstar do not have to satisfy such requirements to propose a resolution at a Enstar shareholders meeting. To further understand this risk, see “Comparison of Shareholder Rights” beginning on page 189 for more information on the differences between Bermuda and Georgia corporate laws.

We do not intend to pay cash dividends on our ordinary shares.

We do not intend to pay a cash dividend on our ordinary shares. Rather, we intend to use any retained earnings to fund the development and growth of our business. From time to time, our board of directors will review our alternatives with respect to our earnings and seek to maximize value for our shareholders. In the future, we may decide to commence a dividend program for the benefit of our shareholders. Any future determination to pay dividends will be at the discretion of our board of directors and will be limited by our position as a holding company that lacks direct operations, significant regulatory restrictions, the results of operations of our subsidiaries, our financial condition, cash requirements and prospects and other factors that our board of directors deems relevant. As a result, capital appreciation, if any, on our ordinary shares may be your sole source of gain for the foreseeable future. In addition, there are regulatory and other constraints that could prevent us from paying dividends in any event.

Our board of directors may decline to register a transfer of our ordinary shares under certain circumstances.

Our board of directors may decline to register a transfer of ordinary shares under certain circumstances, including if it has reason to believe that any non-de minimis adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders may occur as a result of such transfer. Further, our bye-laws provide us with the option to repurchase, or to assign to a third party the right to purchase, the minimum number of shares necessary to eliminate any such non-de minimis adverse tax, regulatory or legal consequence. In addition, our board of directors may decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States or any other applicable jurisdiction required to be obtained prior to such transfer shall have been obtained. The proposed transferor of any shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of such shares has been registered on our shareholders register.

Conyers Dill & Pearman has advised us that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon.

These restrictions on transfer may also have the effect of delaying, deferring or preventing a change in control.

Risks Relating to Taxation

We might incur unexpected U.S. or U.K. tax liabilities if companies in our group that are incorporated outside of those jurisdictions are determined to be carrying on a trade or business there.

We and a number of our subsidiaries are companies formed under the laws of Bermuda or other jurisdictions that do not impose income taxes; it is our contemplation that these companies will not incur substantial income tax liabilities from their operations. Because the operations of these companies generally involve, or relate to, the insurance or reinsurance of risks that arise in higher tax jurisdictions, such as the United States or the United Kingdom, it is possible that the taxing authorities in those jurisdictions may assert that the activities of one or more of these companies creates a sufficient nexus in that jurisdiction to subject the company to income tax there. There are uncertainties in how the relevant rules apply to insurance businesses, and in our eligibility for favorable treatment under applicable tax treaties. Accordingly, it is possible that we could incur substantial unexpected tax liabilities. For further information on these subjects, see “Material Tax Considerations of Holding and Disposing of New Enstar Ordinary Shares — Taxation of New Enstar and Subsidiaries — United Kingdom” and “Material Tax Considerations of Holding and Disposing of New Enstar Ordinary Shares — Taxation of New Enstar and Subsidiaries — United States” beginning on page 215.

U.S. persons who own our ordinary shares might become subject to adverse U.S. tax consequences as a result of “related party insurance income,” or RPII, if any, of our non-U.S. insurance company subsidiaries.

If the RPII rules of the Code were to apply to us, a U.S. person who owns our ordinary shares directly or indirectly through foreign entities on the last day of the taxable year would be required to include in income for U.S. federal income tax purposes the shareholder’s pro rata share of our non-U.S. subsidiaries’ RPII for the entire taxable year, determined as if that RPII were distributed proportionately to the U.S. shareholders at that date regardless whether any actual distribution is made. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization would generally be treated as unrelated business taxable income. Although we and our subsidiaries intend to generally operate in a manner so as to qualify for certain exceptions to the RPII rules, there can be no assurance that these exceptions will be available. Accordingly, there can be no assurance that U.S. Persons who own our ordinary shares will not be required to recognize gross income inclusions attributable to RPII. See “Material Tax Considerations of Holding and Disposing of New Enstar Ordinary Shares — Taxation of Shareholders — United States Taxation” beginning on page 218.

In addition, the RPII rules provide that if a shareholder who is a U.S. Person disposes of shares in a foreign insurance company that has RPII and in which U.S. Persons collectively own 25% or more of the shares, any gain from the disposition will generally be treated as dividend income to the extent of the shareholder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not those earnings and profits are attributable to

RPII). Such a shareholder would also be required to comply with certain reporting requirements, regardless of the amount of shares owned by the shareholder. These rules should not apply to dispositions of our ordinary shares because New Enstar will not itself be directly engaged in the insurance business. The RPII rules, however, have not been interpreted by the courts or the IRS, and regulations interpreting the RPII rules exist only in proposed form. Accordingly, there is no assurance that our views as to the inapplicability of these rules to a disposition of our ordinary shares will be accepted by the IRS or a court. See “Material Tax Considerations of Holding and Disposing of New Enstar Ordinary Shares — Taxation of Shareholders — United States Taxation” beginning on page 218.

U.S. persons who own our ordinary shares would be subject to adverse tax consequences if we or one or more of our non-U.S. subsidiaries were considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes.

We believe that we and our non-U.S. subsidiaries will not be PFICs for U.S. federal income purposes for the current year. Moreover, we do not expect to conduct our activities in a manner that will cause us or any of our non-U.S. subsidiaries to become a PFIC in the future. However, there can be no assurance that the IRS will not challenge this position or that a court will not sustain such challenge. Accordingly, it is possible that we or one or more of our non-U.S. subsidiaries might be deemed a PFIC by the IRS or a court for the current year or any future year. If we or one or more of our non-U.S. subsidiaries were a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation, including subjecting the investor to a substantial acceleration and/or increase in tax liability. There are currently no regulations regarding the application of the PFIC provisions of the Code to an insurance company, so the application of those provisions to insurance companies remains unclear in certain respects. See “Material Tax Considerations of Holding and Disposing of New Enstar Ordinary Shares — Taxation of Shareholders — United States Taxation — Passive Foreign Investment Companies” beginning on page 222.

We may become subject to taxes in Bermuda after March 28, 2016.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given us and each of our Bermuda subsidiaries an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or our Bermuda subsidiaries or any of our or their respective operations, shares, debentures or other obligations until March 28, 2016. See “Material Tax Considerations of Holding and Disposing of New Enstar Ordinary Shares — Taxation of New Enstar and Subsidiaries — Bermuda” beginning on page 214. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it could have a material adverse effect on our financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act with respect to the financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities, plans and objectives of the management of each of Enstar, Castlewood and New Enstar, as well as the merger, the markets for Enstar common stock and New Enstar ordinary shares and the insurance and reinsurance sectors in general. Statements that include words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could,” “seek,” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise. All forward-looking statements are necessarily estimates or expectations, and not statements of historical fact, reflecting the best judgment of the respective managements of Enstar and Castlewood and, following the merger, New Enstar, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by reference in this proxy statement/prospectus.

Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include:

•	risks associated with implementing our business strategies and initiatives;

•	the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time;

•	risks relating to the availability and collectibility of our reinsurance;

•	tax, regulatory or legal restrictions or limitations applicable to Castlewood, Enstar or New Enstar or the insurance and reinsurance business generally;

•	increased competitive pressures, including the consolidation and increased globalization of reinsurance providers;

•	emerging claim and coverage issues;

•	lengthy and unpredictable litigation affecting assessment of losses and/or coverage issues;

•	loss of key personnel;

•	changes in Castlewood’s, Enstar’s or New Enstar’s plans, strategies, objectives, expectations or intentions, which may happen at any time at management’s discretion;

•	operational risks, including system or human failures;

•	risks that we may require additional capital in the future which may not be available or may be available only on unfavorable terms;

•	the risk that ongoing or future industry regulatory developments will disrupt our business, or mandate changes in industry practices in ways that increase our costs, decrease our revenues or require us to alter aspects of the way we do business;

•	changes in Bermuda law or regulation or the political stability of Bermuda;

•	changes in regulations or tax laws applicable to us or our subsidiaries, or the risk that we or one of our non-U.S. subsidiaries become subject to significant, or significantly increased, income taxes in the United States or elsewhere;

•	losses due to foreign currency exchange rate fluctuations;

•	changes in accounting policies or practices; and

•	changes in economic conditions, including interest rates, inflation, currency exchange rates, equity markets and credit conditions which could affect our investment portfolio.

The factors listed above should not be construed as exhaustive. Certain of these factors are described in more detail in “Risk Factors” above. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

General

This proxy statement/prospectus is being furnished to the shareholders of Enstar in connection with the solicitation of proxies by the board of directors of Enstar for use at the Annual Meeting to be held on          , 2006 at Flowers Hall, Huntingdon College, at 1500 East Fairview Avenue, Montgomery, Alabama 36106, at 9:00 a.m., local time, and at any adjournment thereof.

Record Date

The Enstar board of directors has fixed September 28, 2006 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting. Only holders of common stock, par value $.01 per share, of Enstar, as of the Record Date are entitled to vote at the Annual Meeting. On the Record Date, Enstar had issued and outstanding 5,739,384 shares of common stock. Each share of common stock is entitled to one vote on each matter being considered at the Annual Meeting. No cumulative voting rights are authorized, and appraisal rights for dissenting shareholders are not applicable to the matters being proposed. It is anticipated that this proxy statement/prospectus will be first mailed to shareholders of Enstar on or about          , 2006.

Voting and Proxies

When the enclosed form of proxy is properly executed and returned, the Enstar common stock it represents will be voted as directed at the Annual Meeting or, if no direction is indicated on an executed proxy, such shares will be voted in favor of the proposals set forth in the notice attached hereto. Any Enstar shareholder giving a proxy has the power to revoke it at any time before it is voted. All proxies delivered pursuant to the solicitation are revocable at any time at the option of the persons executing them by giving written notice to the Secretary of Enstar, by delivering a later-dated proxy or by voting in person at the Annual Meeting. Any beneficial owner of shares of Enstar common stock as of the Record Date who intends to vote such shares in person at the Annual Meeting must obtain a legal proxy from the record owner and present such proxy at the Annual Meeting in order to vote such shares. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of elections appointed for the meeting who will also determine whether a quorum is present for the transaction of business.

The presence in person or by proxy of holders of a majority of the shares of Enstar common stock outstanding on the Record Date will constitute a quorum for the transaction of business at the Annual Meeting.

Approval of the merger agreement and the transactions contemplated by the merger agreement requires the affirmative vote of the holders of a majority of the outstanding voting power of Enstar’s common stock on the Record Date.

As of the Record Date, Enstar’s directors and executive officers owned 1,904,753 shares of Enstar common stock, representing approximately 33.2% of the voting power of Enstar common stock on that date. Three of those directors, who owned Enstar common stock representing 30.1% of the voting power on that date, have entered into a support agreement with Castlewood pursuant to which such directors have agreed to vote their shares of Enstar common stock in favor of the merger agreement and the transactions contemplated by the merger agreement. All other Enstar directors and officers have also indicated that they intend to vote their shares of Enstar common stock in favor of the merger agreement and the transactions contemplated by the merger agreement.

The affirmative vote of a plurality of the shares of Enstar common stock present in person or by proxy and entitled to vote is required to elect directors. The affirmative vote of the majority of the shares of Enstar common stock represented at the Annual Meeting and entitled to vote on the subject matter is required with respect to the ratification of the appointment of Deloitte & Touche LLP as Enstar’s independent registered public accounting firm and the approval of any other matter that may properly come before the Annual Meeting.

At the Annual Meeting, votes cast for or against any matter may be cast in person or by proxy. Shares of Enstar common stock that are voted “FOR,” “AGAINST” or “WITHHOLD” at the Annual Meeting will be treated as being present at such meeting for purposes of establishing a quorum and will also be treated as votes eligible to be cast by the Enstar common stock present in person at the Annual Meeting and entitled to vote. Abstentions will be counted for purposes of determining both the presence or absence of a quorum for the transaction of business and the total number of votes cast with respect to a particular matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business but will not be counted for purposes of determining the number of votes cast with respect to the particular proposal on which the broker has expressly not voted. Broker non-votes are proxies from brokers or nominees indicating that those persons have not received instructions from the beneficial owners of the shares as to certain proposals on which the beneficial owners are entitled to vote but with respect to which the brokers or nominees have no discretionary voting power to vote without instructions.

As of the date of this proxy statement/prospectus, management of Enstar has no knowledge of any business other than that described herein which will be presented for consideration at the Annual Meeting. In the event any other business is properly presented at the Annual Meeting, the persons named in the enclosed proxy will have authority to vote such proxy in accordance with their judgment on such business.

Expenses of Solicitation

The cost of solicitation of proxies by the Enstar board of directors in connection with the Annual Meeting will be borne by Enstar. As part of its services as Enstar’s transfer agent, American Stock Transfer & Trust Company will assist in the solicitation of proxies. In addition, Enstar may engage the services of Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies. Enstar estimates the costs of these solicitation services should be approximately $9,000. Enstar will reimburse brokers, fiduciaries and custodians for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of common stock held in their names.

Approval of the Merger Agreement and the Transactions Contemplated by the Merger Agreement

On May 23, 2006, Enstar entered into the merger agreement with Castlewood and Merger Sub, pursuant to which Merger Sub will be merged with and into Enstar, and Enstar, which will be renamed Enstar USA, Inc., will become a direct wholly-owned subsidiary of Castlewood. Holders of shares of Enstar common stock will be entitled to receive one ordinary share of Castlewood in the merger for each share of Enstar common stock they own. Immediately following the merger, current shareholders of Enstar will hold approximately 48.7% of the issued ordinary shares of Castlewood, which will be renamed Enstar Group Limited.

At the Annual Meeting, holders of Enstar common stock will be asked to vote to approve the merger agreement and the transactions contemplated by the merger agreement.

THE MERGER WILL NOT BE CONSUMMATED UNLESS ENSTAR’S SHAREHOLDERS APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

Recommendation of the Board of Directors of Enstar

THE ENSTAR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ENSTAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

Details surrounding the proposed merger, including the background of the merger, the reasons for the merger, the accounting treatment of the merger, material U.S. federal income tax consequences of the merger, regulatory matters relating to the merger and other matters concerning the New Enstar ordinary shares in connection with the merger, can be found in the section entitled “The Proposed Merger” beginning on page 43.

Dissenters’ Rights

Under Georgia law, Enstar shareholders are not entitled to dissenters’ rights in connection with the merger.

Election of Enstar Directors

In accordance with the bylaws of Enstar, Enstar’s board of directors currently consists of seven members. Enstar’s articles of incorporation divide Enstar’s board of directors into three classes. Directors for each class are elected to serve a term of three years at the annual meeting of shareholders held in the year in which the term for such class expires. Nominees for vacant or newly created director positions stand for election at the next annual meeting following the vacancy or creation of such director positions, to serve for the remainder of the term of the class in which their respective positions are apportioned. The terms of two current directors, T. Whit Armstrong and T. Wayne Davis, expire at the Annual Meeting. At the Annual Meeting, T. Whit Armstrong and T. Wayne Davis will stand for re-election to serve as directors for three-year terms expiring at the 2009 annual meeting of shareholders, or until their successors are duly elected and qualified. In accordance with the bylaws of Enstar, a director who is not also an employee of Enstar may serve as a director only until the next annual meeting following such director’s 70th birthday.

Enstar’s board of directors has no reason to believe that any of the nominees for the office of director will be unavailable for election as directors. However, if at the time of the Annual Meeting any nominee should be unable or decline to serve, the persons named in the proxy will vote as recommended by Enstar’s board of directors either (1) to elect a substitute nominee recommended by Enstar’s board of directors, (2) to allow the vacancy created thereby to remain open until filled by Enstar’s board of directors or (3) to reduce the number of directors for the ensuing year. In no event, however, can a proxy be voted to elect more than two directors. The election of directors requires the affirmative vote of a plurality of the shares held by shareholders present and voting at the Annual Meeting in person or by proxy.

If the merger is consummated, New Enstar, as the sole shareholder of Enstar following the merger, will be able to determine the composition of Enstar’s board of directors after the merger.

Recommendation of Enstar’s Board of Directors

ENSTAR’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” T. WHIT ARMSTRONG AND T. WAYNE DAVIS TO HOLD OFFICE UNTIL THE 2009 ANNUAL MEETING OF SHAREHOLDERS, OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED.

Nominees for Election — Terms Expiring 2009

T. Whit Armstrong was elected to the position of director at Enstar in June of 1990. Mr. Armstrong has been President, Chief Executive Officer and Chairman of the Board of The Citizens Bank, Enterprise, Alabama, and its holding company, Enterprise Capital Corporation, Inc. for more than five years. Mr. Armstrong is also a director of Alabama Power Company of Birmingham, Alabama. Mr. Armstrong is 58 years old.

T. Wayne Davis was elected to the position of director at Enstar in June of 1990. Mr. Davis was Chairman of the Board of General Parcel Service, Inc., a parcel delivery service, from January of 1989 to September of 1997 and was Chairman of the Board of Momentum Logistics, Inc. from September of 1997 to March of 2003. He also is a director of Winn-Dixie Stores, Inc. and MPS Group, Inc. Mr. Davis is 59 years old.

Continuing Directors — Terms Expiring 2008

Nimrod T. Frazer was elected to the position of director of Enstar in August of 1990. Mr. Frazer was named Chairman of the Board, Acting President and Chief Executive Officer of Enstar on October 26, 1990 and served as President of Enstar from May 26, 1992 to June 6, 2001. Mr. Frazer is 76 years old.

John J. Oros has served as a director of Enstar since March of 2000. Mr. Oros was named to the position of Executive Vice President of Enstar in March of 2000 and on June 6, 2001, Mr. Oros was named President and Chief Operating Officer of Enstar. Before joining Enstar, Mr. Oros was an investment banker at Goldman, Sachs & Co. in the Financial Institutions Group. Mr. Oros joined Goldman, Sachs & Co. in 1980 and was made a General Partner in 1986. Mr. Oros resigned from Goldman, Sachs & Co. in March 2000 to join Enstar. In February 2006, Mr. Oros became a Managing Director of J.C. Flowers & Co. LLC, which serves as investment advisor to J.C. Flowers II L.P., a newly formed private equity fund affiliated with J. Christopher Flowers. Mr. Oros splits his time between J.C. Flowers & Co. LLC and Enstar. Mr. Oros is 59 years old.

Continuing Directors — Terms Expiring 2007

J. Christopher Flowers was elected to the position of director of Enstar in October of 1996. Mr. Flowers became a general partner of Goldman, Sachs & Co. in 1988 and a Managing Director in 1996. He resigned from Goldman, Sachs & Co. in November 1998 in order to pursue his own business interests. Mr. Flowers was named Vice Chairman of the Board of Enstar in December 1998; Mr. Flowers resigned from such position in July 2003 but remains a member of Enstar’s board of directors. He is also a director of Shinsei Bank, Ltd., formerly Long-Term Credit Bank of Japan, Ltd. Mr. Flowers has been a Managing Director of J.C. Flowers & Co., LLC, a financial services advisory firm since 2002. Mr. Flowers has also been a member of the Supervisory Board of NIBC, N.V. since December 2005. Mr. Flowers is 48 years old.

Gregory L. Curl was elected to the position of director of Enstar in July of 2003. Mr. Curl has been Director of Corporate Planning and Strategy for Bank of America since December 1998. Previously, Mr. Curl was Vice Chairman of Corporate Development and President of Specialized Lending for Bank of America from 1997 to 1998. Mr. Curl is 57 years old.

Paul J. Collins was elected to the position of director of Enstar in May of 2004. Mr. Collins retired as a Vice Chairman and member of the Management Committee of Citigroup Inc. in September 2000. From 1985 to 2000, Mr. Collins served as a director of Citicorp and its principal subsidiary, Citibank; from 1988 to 1998 he also served as Vice Chairman of such entities. Mr. Collins currently serves as a director of Nokia Corporation and BG Group, as a member of the supervisory board of Actis Capital LLP and as a trustee of the University of Wisconsin Foundation and the Glyndebourne Arts Trust. He is also a member of the Advisory Board of Welsh, Carson, Anderson & Stowe, a private equity firm. Mr. Collins is 69 years old.

Enstar’s Code of Conduct and Code of Ethics

Enstar has a Code of Conduct which is applicable to all directors, officers and employees of Enstar. Enstar has an additional Code of Ethics for Senior Executive and Financial Officers, or the Code of Ethics, which contains provisions specifically applicable to its chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions. The Code of Ethics is attached as an exhibit to Enstar’s Annual Report on Form 10-K for the year ended December 31, 2003. Upon request to the following address, Enstar will furnish without charge a copy of the Code of Conduct and the Code of Ethics:

THE ENSTAR GROUP, INC.
401 Madison Avenue
Montgomery, Alabama 36104
Attention: Amy M. Dunaway
Treasurer and Controller

Enstar’s Board of Directors

Enstar’s board of directors has determined that each of T. Whit Armstrong, T. Wayne Davis, Gregory L. Curl, and Paul J. Collins is an “independent director” as such term is defined in Nasdaq Marketplace Rule 4200(a)(15).

During 2005, Enstar had an Audit Committee that was comprised of T. Whit Armstrong, Chairman, T. Wayne Davis, Gregory L. Curl and Paul J. Collins. Enstar’s board of directors has determined that each Audit Committee member meets the independence standards for audit committee members, as set forth in the Sarbanes-Oxley Act of 2002 and the Nasdaq listing standards, and the Nasdaq’s financial knowledge requirements. Enstar’s board of directors has determined that Mr. Curl is an “audit committee financial expert,” as such term is defined in Commission regulations, and that Mr. Curl and Mr. Armstrong meet the Nasdaq’s professional experience requirements. Enstar’s Audit Committee is responsible for, among other things, appointing (subject to shareholder ratification) the accounting firm that will serve as the independent registered public accounting firm of Enstar and reviewing and pre-approving all audit and non-audit services provided to Enstar by its independent auditors. Enstar’s Audit Committee is also responsible for overseeing Enstar’s financial reporting and accounting practices and monitoring the adequacy of internal accounting, compliance and control systems. Enstar’s board of directors has adopted a written charter for the Audit Committee which complies with the applicable requirements of the Sarbanes-Oxley Act of 2002 and related rules of the Commission and the Nasdaq.

During 2005, Enstar had a Compensation Committee that was composed of T. Wayne Davis, Chairman, T. Whit Armstrong and Gregory L. Curl. In addition, J. Christopher Flowers served on Enstar’s Compensation Committee until Mr. Curl was appointed to the Compensation Committee in June 2005. Other than Mr. Flowers, each director who served on Enstar’s Compensation Committee during fiscal 2005 qualifies as a “non-employee director” as such term is defined in Rule 16b-3 promulgated under the Exchange Act, and an “independent director” as such term is defined in Nasdaq Marketplace Rule 4200(a)(15). Enstar’s Compensation Committee is responsible for, among other things, reviewing, determining and establishing, upon the recommendation of the Chief Executive Officer (with the exception of the compensation of the Chief Executive Officer) salaries, bonuses and other compensation for Enstar’s executive officers and for administering Enstar’s stock option plans.

Enstar does not have a nominating committee or a nominating committee charter. It is the position of Enstar’s board of directors that, given the small size of the board, it is appropriate for the independent directors, rather than a separate committee comprised of most or all of such independent directors, to recommend director candidates. In November 2003, Enstar’s board of directors adopted a resolution regarding the nomination of directors. Pursuant to such resolution, director nominees must be recommended to Enstar’s board of directors by a majority of the “independent directors” as such term is defined in Nasdaq Marketplace Rule 4200(a)(15). Enstar’s board of directors has determined that each of T. Wayne Davis, T. Whit Armstrong, Paul J. Collins and Gregory L. Curl is an independent director. When identifying and reviewing director nominees, the independent directors consider the nominees’ personal and professional integrity, ability and judgment and other factors deemed appropriate by the independent directors. For incumbent directors, the independent directors review each director’s overall service to Enstar during such director’s term, including the number of meetings attended, level of participation and quality of performance. The independent directors considered and nominated the candidates proposed for election as directors at the Annual Meeting, with Enstar’s board of directors unanimously agreeing on all actions taken in this regard.

During 2005, Enstar’s board of directors held a total of five meetings, Enstar’s Audit Committee held a total of four meetings and Enstar’s Compensation Committee held one meeting. In addition, the independent directors met in an executive session of Enstar’s board of directors a total of four times. All directors attended all of the meetings of Enstar’s board of directors and all committees on which they served during 2005, except for Gregory L. Curl, who did not attend two meetings of the board of directors of Enstar, and Paul J. Collins, who did not attend one meeting of the Audit Committee. Directors are encouraged but are not required to attend Enstar’s annual meetings. Except for Gregory L. Curl, all directors attended the 2005 annual meeting of shareholders.

Communications with Enstar’s Board of Directors

Shareholders may communicate with Enstar’s board of directors by sending an email to treasurer@enstargroup.com or by sending a letter to Enstar board of directors, c/o the Treasurer, 401 Madison Avenue, Montgomery, Alabama 36104. Enstar’s Treasurer will receive the correspondence and forward it to Enstar’s Chairman of the Audit Committee or to any individual director or directors to whom the communication is directed. Enstar’s Treasurer has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to such inappropriate communications.

Compensation of Enstar Directors

Directors who are not employees of Enstar receive a quarterly retainer fee of $6,250 and per meeting fees as follows: (1) $2,500 for each board meeting attended other than a telephone board meeting; (2) $1,000 for each telephone board meeting attended; (3) $1,000 for each committee meeting attended; and (4) $1,500 for each committee meeting attended by a committee chairperson. In addition, each committee chairperson receives a quarterly retainer fee of $500. Such outside directors’ fees are payable in cash. Until May 23, 2006, such fees to Enstar’s outside directors were payable at the election of the director either in cash or in stock units under Enstar’s Deferred Compensation and Stock Plan for Non-Employee Directors, as amended. If a director elected to receive stock units instead of cash, the stock units were payable only upon the director’s termination. The number of shares to be distributed in connection with such termination would be equal to one share of common stock for each stock unit, with cash paid for any fractional units. The distribution of stock units was also subject to acceleration upon certain events constituting a change in control of Enstar. All current non-employee directors, other than Gregory L. Curl, had elected to receive 100% of their compensation in stock units in lieu of cash payments. Mr. Curl had elected to receive a portion of his compensation in cash. As of December 31, 2005, a total of $853,000 in retainer and meeting fees had been deferred under this deferred compensation plan. In addition, directors are entitled to reimbursement for out-of-pocket expenses incurred in attending all meetings.

In April 2005, Paul J. Collins was granted options to purchase 5,000 shares of common stock at an exercise price of $57.81 per share (which was the market price of the common stock at that time). During 2005, no other options to purchase shares of common stock were granted to directors for their service as directors.

Ratification of Appointment of the Independent Registered Public Accounting Firm of Enstar

Enstar’s Audit Committee has appointed the firm of Deloitte & Touche LLP to serve as the independent registered public accounting firm of Enstar for the year ending December 31, 2006, subject to ratification of this appointment by the shareholders of Enstar. Deloitte & Touche LLP has served as the independent registered public accounting firm of Enstar from 1990 through 2005 and is considered by management of Enstar to be well qualified. Enstar has been advised by Deloitte & Touche LLP that neither it nor any member thereof has any financial interest, direct or indirect, in Enstar or any of its subsidiaries in any capacity. One or more representatives of Deloitte & Touche LLP will be present at the Annual Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

If the merger is consummated, New Enstar, as the sole shareholder of Enstar following the merger, will be able to select the independent auditors of Enstar after the merger.

Recommendation of Enstar’s Board of Directors

ENSTAR’S BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF ENSTAR FOR 2006.

Principal Accounting Firm Fees and Services for Enstar

The following table sets forth the aggregate fees billed to Enstar for the fiscal years ended December 31, 2005 and December 31, 2004 by Enstar’s principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, or collectively, Deloitte.

Type of Fees	2005		2004

Audit Fees	$227,000		$245,355
Audit-Related Fees	0		1,500	(1)
Tax Fees	40,500	(2)	68,123	(2)
All Other Fees	0		0

Total	$267,500		$314,978

(1)	Represents fees related to financial accounting and Commission advisory services arising in connection with matters outside the scope of the audit.

(2)	Represents fees related to the preparation of Enstar’s federal and state income tax returns, consultation on federal tax planning and other income tax issues.

Pre-Approval of Audit and Permissible Non-Audit Services

The amended and restated charter of the Audit Committee, adopted on May 29, 2003, charges Enstar’s Audit Committee with review of all aspects of Enstar’s relationship with Deloitte, including the provision of and payment for all services. All audit and non-audit services provided by Deloitte are pre-approved by Enstar’s Audit Committee, which concluded that the provision of non-audit services was compatible with maintaining the accountants’ independence in the conduct of its auditing functions.

THE PROPOSED MERGER

General

On May 23, 2006, Enstar entered into the merger agreement with Castlewood and Merger Sub, pursuant to which Merger Sub will be merged with and into Enstar, and Enstar, which will be renamed Enstar USA, Inc., will become a direct wholly-owned subsidiary of Castlewood. Holders of shares of Enstar common stock will be entitled to receive one ordinary share of Castlewood, or New Enstar, in the merger for each share of Enstar common stock they own. Immediately following the merger, current shareholders of Enstar will hold approximately 48.7% of the issued ordinary shares of New Enstar. Also following the merger, management and members of the boards of directors of New Enstar (which will include individuals who are directors, officers or employees of Enstar or Castlewood prior to the merger) and their respective affiliates will own 49.8% of the outstanding ordinary shares of New Enstar.

Enstar’s board of directors is using this proxy statement/prospectus to solicit proxies from the holders of Enstar common stock for use at the Annual Meeting. Castlewood’s board of directors has approved the merger agreement and the transactions contemplated by the merger agreement and Castlewood’s shareholders have approved the recapitalization agreement and the transactions contemplated by the recapitalization agreement.

Enstar Proposal

At the Annual Meeting, holders of Enstar common stock will be asked to vote to approve the merger agreement and the transactions contemplated by the merger agreement.

THE MERGER WILL NOT BE CONSUMMATED UNLESS ENSTAR’S SHAREHOLDERS APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

Background of the Merger

In 1993, Mr. Silvester, who was joined by Mr. Packer and Mr. O’Shea in 1993 and 1994, respectively, began a business venture in Bermuda to provide run-off services to the insurance and reinsurance industry. In 1995 this business was assumed by Castlewood Limited.

In 1996, Castlewood Limited formed a wholly-owned subsidiary, Castlewood (EU) Ltd., based in Guildford and London in the United Kingdom, to extend the services provided by Castlewood Limited.

In 2000, Castlewood Limited entered into a joint venture with Enstar and an affiliate of Trident II, L.P. to acquire, and for Castlewood Limited to manage, B.H. Acquisition. In connection with the formation of the joint venture, Castlewood, Enstar and the affiliate of Trident II, L.P. acquired 45%, 33% and 22% economic interests, respectively, in B.H. Acquisition.

In November 2001, Enstar, together with Trident and senior management of Castlewood Limited, completed the formation of a new venture, Castlewood, to acquire and manage insurance and reinsurance companies, including companies in run-off, and to provide management, consulting and other services to the insurance and reinsurance industry. Enstar owns 50.0% of the voting stock of Castlewood and Castlewood’s senior management and Trident each own 25.0% of Castlewood’s voting stock. Enstar owns an approximately 32.0% economic interest in Castlewood. In connection with the formation of Castlewood, its shareholders agreed, and its bye-laws provide, that any distributions made by Castlewood to its shareholders would be in accordance with the following proportions and priorities, or the Waterfall Distribution Provisions:

•	First, until Trident receives cumulative distributions equal to its capital contributions to Castlewood, distributions are allocated 30% to Enstar, 47.5% to Trident and 22.5% to Castlewood management;

•	Second, until Enstar receives cumulative distributions equal to its capital contributions to Castlewood, distributions are allocated 50% to Enstar and 50% to Castlewood management;

•	Third, until Castlewood management receives cumulative distributions equal to its capital contributions to Castlewood, distributions are made 100% Castlewood management; and

•	Fourth, distributions are made to each of the shareholders pro rata to their shareholding.

Since the formation of Castlewood, senior management of Enstar and Castlewood have discussed a potential business combination between Castlewood and Enstar from time to time in connection with the ordinary course discussions about the business of Castlewood. Enstar’s senior management also explored with third parties possible acquisitions of Enstar and Castlewood, most of which also involved combinations of Enstar and Castlewood. Enstar management believed that such a combination would be advantageous for a variety of reasons.

Castlewood’s current ownership structure consists of several classes of shares, each with different voting rights. Under the organizational documents of Castlewood, each of Enstar, Trident and members of Castlewood senior management who own Castlewood shares has the right, among other things, to nominate a certain number of members of Castlewood’s board of directors. Pursuant to Castlewood’s organizational documents and an agreement among its shareholders, major transactions must be approved by one or more directors, depending on the shareholder group, representing each of Enstar, Trident and Castlewood senior management. Since the formation of Castlewood, Enstar’s senior management sought out potential transactions that would simplify Castlewood’s ownership structure. Enstar’s senior management believed that the incentives of the management of Castlewood and Enstar would be better aligned with the interests of Enstar’s shareholders if all parties owned shares with the same rights. Enstar and Castlewood senior management also sought a transaction in which Trident would be able to sell its interest. Enstar’s senior management kept Enstar’s board of directors apprised of developments relating to Enstar’s search for a suitable transaction.

At the beginning of September 2005, to memorialize ongoing discussions between senior management of Enstar and Castlewood, Mr. Flowers, on behalf of Enstar, provided to Mr. Silvester a letter outlining a proposal for a merger of Enstar into Castlewood. The proposal contemplated (1) distributions to Castlewood management, Enstar and Trident of amounts sufficient to return all of their respective capital contributions, (2) the issuance of additional Castlewood shares to management and employees of Castlewood sufficient to bring their aggregate interest in Castlewood to 44.0%, (3) Castlewood’s purchase of Enstar’s and Trident’s equity stake in B.H. Acquisition, (4) the issuance by Castlewood of new Castlewood shares to acquire Enstar (as a result of which Enstar shareholders would own approximately 49.9% of the combined company) and (5) the addition of current members of Enstar senior management to the senior management of the combined company and the corresponding adoption of new Castlewood compensation plans for the new management team.

On September 13, 2005, Mr. Silvester met with Mr. Flowers and Mr. Oros to discuss Mr. Flowers’ letter of early September 2005 and to consider various options and alternatives to the proposal made by Mr. Flowers on behalf of Enstar. Discussions of the options and alternatives included negotiations over (1) the proposed allocation of equity ownership of the combined company following the transaction, and the basis for such allocation, (2) the value to be attributed to the shareholders of Enstar in consideration of other businesses owned by Enstar, (3) the value to be attributed to all shareholders of Enstar in consideration of value added to the combined entity, through Enstar’s association with Mr. Flowers and otherwise, (4) the composition and compensation of the combined entity’s senior management and (5) the suggestion by Enstar senior management that a cash dividend be paid to the existing Enstar shareholders in connection with the transaction.

During a regular meeting of Enstar’s board of directors held on September 20, 2005, Mr. Oros reported to Enstar’s board of directors that Enstar and Castlewood were considering a possible merger and briefly discussed the overall approach to the transaction. Key items presented to the board were (1) the approximate allocation of equity ownership of the combined company following the transaction, (2) the fact that there may be value to be attributed to the shareholders of Enstar in consideration of other businesses owned by Enstar, (3) the fact that there may be value to be attributed to all shareholders of Enstar in consideration of value added to the combined entity, through Enstar’s association with Mr. Flowers and otherwise, (4) the fact that the composition of the combined entity’s senior management and board of directors would include certain members of the current senior management and board of directors of Enstar and (5) the suggestion by Enstar senior management that a cash dividend be paid to the existing Enstar shareholders in connection with the transaction.

On November 6, 2005, Mr. Silvester, responding to Mr. Flowers’ early September letter and the discussions held on September 13, 2005, wrote to Mr. Flowers, with copies to Messrs. Oros and Frazer, to provide certain suggestions and amendments to Mr. Flowers’ original proposal. These suggestions and amendments included (1) not changing the current ownership structure of B.H. Acquisition, (2) highlighting the need for the proposed transaction to address the treatment of unvested Castlewood ordinary shares, (3) suggestions for payments to be made in the proposed transaction to the shareholders of Castlewood, including Enstar, pursuant to the Waterfall Distribution Provisions and (4) rejecting the suggestion that Enstar should pay a dividend to its existing shareholders in connection with the transaction. Mr. Silvester’s letter also outlined certain other key considerations such as the proposed name of the combined entity, key executives, board composition and future compensation.

During November and December 2005, discussions continued between Mr. Flowers and Mr. Oros, on behalf of Enstar, and Mr. Silvester and Mr. O’Shea, on behalf of Castlewood. Mr. Oros updated Enstar board members on the discussions at a meeting on December 7, 2005. In early December, Mr. Flowers called, and on December 12, 2005 met with, Mr. Charles A. Davis and Mr. James D. Carey, Chief Executive Officer and Principal, respectively, of Stone Point Capital LLC, on behalf of Trident, to determine Trident’s interest in such a transaction as proposed. During this time, Mr. Silvester and Mr. O’Shea also spoke with Mr. Carey and Mr. Davis about Trident’s possible interest in such a transaction.

During January 2006, Messrs. Flowers, Oros and Frazer and Messrs. Silvester, O’Shea and Packer reached a general consensus regarding the terms of a possible merger transaction. On January 25, 2006, Messrs. Flowers, Oros and Frazer met with Messrs. Silvester, O’Shea, Packer and Richard J. Harris, Chief Financial Officer of Castlewood, and Mr. Carey and David J. Wermuth, the General Counsel of Stone Point Capital LLC, on behalf of Trident. During this meeting, Mr. Silvester presented the key terms of a possible merger transaction to the Stone Point Capital LLC representatives. The key terms presented included (1) the proposed allocation of equity ownership of the combined company following the transaction, (2) an analysis of the value each party to the proposed transaction would bring to New Enstar, and (3) the purchase from an affiliate of Trident II, L.P. of its B.H. Acquisition shares.

At a meeting on February 16, 2006, Mr. Oros provided an update to the Enstar board members regarding the possible merger. The update included a summary of discussions among Enstar, Castlewood and Trident regarding the transaction since the last Enstar board meeting.

During February and March 2006, discussions between Mr. Silvester, Mr. O’Shea and Mr. Carey continued. Trident sought additional consideration in connection with the merger. It was eventually agreed that, in addition to the issuance of shares of New Enstar to Trident in the merger, Castlewood would, prior to the merger, repurchase from Trident Castlewood shares for $20 million and B.H. Acquisition shares for approximately $6.2 million. Following these discussions, Enstar and Castlewood agreed that, in connection with the merger, Enstar would pay approximately $5 million to Castlewood, which amount would be paid by Castlewood to certain of its executive officers and employees. The parties agreed in principle with respect to the matters discussed. Such agreement also contemplated that Castlewood would distribute amounts sufficient to return its shareholders’ respective capital contributions.

On April 5, 2006, Enstar’s board of directors held a special meeting, during which the directors reviewed at length the proposed economic terms of a transaction with Castlewood and the status of the negotiations. The directors considered, among other things,

•	Distributions proposed to be made to Castlewood shareholders prior to the merger in the amounts of approximately $20.1 million to Enstar, $2.9 million to Trident and $27.0 million to the Castlewood management and employee shareholders (these amounts were paid on April 26, 2006).

•	A cash dividend of $2.47 per share proposed to be paid to Enstar shareholders prior to the merger.

•	The proposed repurchase by Castlewood from Trident, prior to the merger, of Castlewood shares for $20 million and B.H. Acquisition shares for approximately $6.2 million.

•	The proposed payment by Enstar to Castlewood of approximately $5 million and the payment of such amount by Castlewood to certain of its executive officers and employees.

•	The value of the cash and cash equivalents — approximately $73.5 million as of September 30, 2005 — and of the investments other than its interest in Castlewood that Enstar would effectively be transferring to Castlewood in the merger — the directors did not consider the value of such other investments material to the transaction.

•	The proposed allocation of equity ownership in New Enstar following the merger: 49.9% to former Enstar shareholders, 17.0% to Trident and 33.1% to Castlewood management and employees.

The negotiations regarding the allocation of equity ownership in New Enstar and the board’s evaluation of the merits of the transaction focused principally on the foregoing factors and the question of whether the increase in the Enstar shareholders’ interest in Castlewood from an indirect interest of approximately 32.0% to a direct interest of approximately 49.9% was fair and in the best interests of the Enstar shareholders, given the other transfers of value described above. However, Enstar management also utilized and presented to the board a contributions analysis that examined differences between the proposed allocation of equity ownership in the combined company and the allocation that would have been indicated based solely on Castlewood’s and Enstar’s book net asset values. The contribution analysis showed that:

•	Based on Castlewood’s estimated pro forma shareholders’ equity as of December 31, 2005 of approximately $261 million, after giving effect to the distributions to shareholders referred to above, each of Enstar’s and Trident’s allocable share of Castlewood’s shareholders equity would be approximately $66 million and the share allocable to Castlewood management and employees (in their capacity as Castlewood shareholders) would be $76 million.

•	The proposed allocation of New Enstar shares post-merger reflects the following differences:

•	an additional $126 million of book value was credited to New Enstar in respect of the value that Enstar brings to New Enstar in addition to its existing investment in Castlewood.

•	an additional $52 million of book value was credited to Castlewood management and employees in respect of the value that they bring to New Enstar in addition to their existing investment in Castlewood.

At the same meeting, representatives of Enstar’s outside legal counsel, Parker, Hudson, Rainer & Dobbs, and special legal counsel, Debevoise & Plimpton LLP, or Debevoise, reviewed in detail the board’s fiduciary duties, both generally and in the specific context of the proposed transaction. As outside legal counsel, Parker, Hudson, Rainer & Dobbs advised Enstar with respect to Georgia law, general corporate matters and other matters relating to the proposed transaction. As special legal counsel, Debevoise advised Enstar with respect to law other than Georgia law, general corporate matters and other matters relating to the proposed transaction. Debevoise also drafted and/or negotiated the transaction documents in connection with the proposed transaction. The board discussed the advisability of engaging an outside financial adviser and determined that it would not be in the best interests of Enstar and its shareholders to do so, because the board concluded that the cost of doing so outweighed the potential benefits provided. In part because of Enstar’s existing investment in Castlewood, the board believed that it was sufficiently familiar with Castlewood’s business and, therefore, did not need assistance in analyzing the financial terms of the transaction from a third-party that was not familiar with Castlewood’s business. Further, the board believed that because Enstar’s investment in Castlewood constituted a very substantial portion of Enstar’s business and because the other assets that Enstar would effectively transfer to the combined company in the merger, which principally consist of cash and other investments, are relatively easy to value, the board did not need third-party assistance to evaluate the fairness of Enstar’s shareholders effectively exchanging their interest in such other assets and their indirect interest of approximately 32.0% in Castlewood for a direct interest of approximately 49.9% in Castlewood.

At this meeting, the board also discussed certain interests and relationships of Enstar directors and officers that are different from those of non-affiliated Enstar shareholders, including:

•	A new employment agreement between New Enstar, Castlewood (US) Inc., a subsidiary of Castlewood, and Mr. Oros, that will take effect at the effective time of the merger. Under the terms of Mr. Oros’ employment agreement, he will be paid a salary of $282,500 and will be entitled to participate in New Enstar’s incentive compensation programs. He will also receive other employee benefits consistent with those provided to New Enstar’s other executive officers. New Enstar expects that Mr. Oros will spend approximately 50% of his working time on matters related to New Enstar, but there is no minimum work commitment set forth in his employment agreement.

•	Accelerated vesting of 80,000 options granted to certain Enstar directors and officers pursuant to one of Enstar’s equity incentive plans. Of these options, options to purchase 30,000 shares of Enstar common stock are held by Mr. Frazer and options to purchase 50,000 shares of Enstar common stock are held by Mr. Oros;

•	Mr. Frazer’s entitlement to a severance payment of $350,000 under his existing employment agreement.

•	Tax indemnification by Castlewood of Mr. Flowers pursuant to which Castlewood will reimburse and indemnify Mr. Flowers for, and hold him harmless on an after-tax basis against, any increase in Mr. Flowers’ U.S. federal, state or local income tax liability (including any interest or penalties relating thereto), and reasonable attorneys’ fees, incurred by Mr. Flowers as a result of (1) certain dispositions of shares of Enstar by New Enstar or any successor or assign of New Enstar or (2) dispositions of all or substantially all of the Enstar assets by Enstar or any successor or assign of Enstar, within the period beginning immediately after the effective time of the merger and ending five years after the last day of the taxable year that includes the effective time. Because Mr. Flowers will be the only greater-than-5% U.S. shareholder of New Enstar after the merger, he is in a different position than the other current shareholders of Enstar with regard to treating the merger as a tax-free reorganization. Under IRS regulations issued pursuant to section 367(a) of the Code, as a 5% U.S. shareholder Mr. Flowers may treat the merger as a tax-free reorganization only if he enters into a gain recognition agreement with the IRS under which he agrees he will treat the merger as taxable if New Enstar disposes of certain stock or assets of Enstar within the five years following the merger. Such dispositions may be effected without Mr. Flowers’ consent. Other shareholders of Enstar are not subject to these additional conditions, and their tax treatment would not be affected by such dispositions. The Enstar board of directors approved such agreement because it determined that it would be fair to put Mr. Flowers in the same position as the other shareholders of Enstar with respect to such tax treatment, and that such agreement would increase the likelihood that Mr. Flowers, in his capacity as an Enstar shareholder, would support the proposed transaction. While the agreement is significant to Mr. Flowers, New Enstar believes it is unlikely to incur any liability under the agreement because it believes the likelihood that it will dispose of stock or assets of Enstar within the next five years to be remote.

•	Registration rights expected to be granted by New Enstar to Mr. Flowers and other holders of New Enstar ordinary shares pursuant to which Mr. Flowers and such other holders may request after the first anniversary of the merger that New Enstar effect the registration under the Securities Act of certain of their ordinary shares of New Enstar, and the registration rights expected to be granted by New Enstar to the other directors of Enstar (which rights are also expected to be granted to other large shareholders of Castlewood) pursuant to which they may participate in certain registration statements filed by New Enstar under the Securities Act and sell their ordinary shares of New Enstar pursuant to such registration statements.

•	Service of the current Enstar directors on New Enstar’s board of directors following the merger.

•	Indemnification by New Enstar of past and present directors and officers of Enstar for losses in connection with any action arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such at or before the effective time of the merger.

In addition, each of Enstar and Castlewood has entered into transactions with companies and partnerships that are affiliated with Messrs. Flowers and/or Oros, and an entity of which Mr. Flowers is a director and the largest shareholder owns a minority interest in a subsidiary of Castlewood. See “Certain Relationships and Related Transactions” beginning on page 178.

As of September 28, 2006, Enstar directors and officers that have the interests and relationships described above owned, or had voting control over, 1,904,753 shares of Enstar common stock, representing approximately 33.2% of the voting power of Enstar common stock on that date. Upon consummation of the merger, these directors will own 1,904,753 ordinary shares of New Enstar, representing approximately 16.2% of the voting power of New Enstar ordinary shares.

The board considered such interests and relationships and considered whether it should appoint a special committee of independent directors to evaluate and negotiate the transactions and whether interested directors should participate in the deliberations concerning, and vote on, the proposed transactions. The board concluded that it should not create a special committee and that interested directors should participate in the deliberation concerning, and vote on, the proposed transactions. The board based such conclusions on its judgment that, notwithstanding such interests and relationships, Enstar and its shareholders would be better served by:

•	having Messrs. Flowers, Frazer and Oros assume principal responsibility for the negotiation of this merger, given their expertise, experience and familiarity with Castlewood, the relative immateriality, in the board’s view, of such interests and relationships to them personally, when compared to their interests as Enstar shareholders, and that their interests as Enstar shareholders were aligned with those of the other Enstar shareholders;

•	having all of the Enstar directors participate in the board’s deliberation concerning the merger, given the directors’ expertise, experience and familiarity with Castlewood, the relative immateriality, in the board’s view, of such interests and relationships to them personally, the fact that Georgia law permits interested directors to participate in deliberations so long as their interests are disclosed and the fact that, in the board’s view, with disclosure, the board would be able to appropriately weigh the views expressed by interested directors and not be inappropriately influenced; and

•	having all of the Enstar directors vote on the merger, given the board’s desire to know, and the advisability of being able to advise the shareholders of, the positions of all directors regarding the merger, the relative immateriality, in the board’s view, of such interests and relationships to them personally, the fact that Georgia law permits interested directors to vote so long as their interests are disclosed, and the fact that the merger would only be approved if a majority of the disinterested directors approved the merger.

The board did determine that the merger agreement and the transactions contemplated by the merger agreement would not be approved unless they were approved by a majority of the four independent directors.

On April 24, 2006, representatives of Castlewood and Enstar, along with their respective special legal counsel, Drinker Biddle & Reath LLP, or Drinker, and Debevoise, met in person and by telephone to discuss the material terms of the recapitalization and the merger. These discussions included a review of the recapitalization transaction, including the allocation of Castlewood’s ordinary shares in exchange for its existing outstanding shares, and the consideration to be issued to the shareholders of Enstar.

On April 26, 2006, Enstar’s board of directors held a special meeting, during which the directors reviewed in detail the financial and other aspects of the proposed transaction. The board focused principally on the increase in the Enstar shareholders’ interest in Castlewood from an indirect interest of approximately 32.0% to a direct interest of approximately 49.9% and in the other transfers of value in the proposed transactions, but also considered several financial analyses of the transactions prepared by management, including the following:

•	A comparison of Enstar’s tangible book value per share as of December 31, 2005 of $27.21 with New Enstar’s pro forma tangible book value per share as of such date, after giving effect to the merger, of $22.50, a decrease of $4.71 per share. The board discussed such decrease in tangible book value per share, noted that it was offset by the anticipated dividend to Enstar shareholders of $2.47 per share and concluded that the net decrease, together with other negative factors, did not outweigh the anticipated benefits of the transaction. The amount of the dividend was ultimately increased to $3.00 per share.

•	A contributions analysis similar to that presented to the board at its April 5 meeting and reflecting substantially the same premium for Enstar shareholders in the merger consideration as was reflected in the April 5 presentation.

•	A returns analysis that considered the transaction as a contribution by Enstar shareholders of their interests in Enstar’s assets other than its investment in Castlewood in exchange for the additional 17% interest in Castlewood and, based on certain assumptions regarding future Castlewood earnings that management deemed reasonable for purposes of the analysis, reflected internal rates of returns on such contribution in excess of 50% over time.

•	A fair value analysis that applied a range of valuations to the non-Castlewood assets, including goodwill, that Enstar is contributing to New Enstar and showed that, as of the date the analysis was done, the implied market value of the New Enstar shares that Enstar shareholders are receiving exceeds the value of Enstar’s market capitalization at any valuation of such non-Castlewood assets up to approximately $185 million. The book value of such non-Castlewood assets, and in the opinion of Enstar management, the fair value (other than value attributable to goodwill) of such non-Castlewood assets as of such date was approximately $85 million; accordingly, the analysis indicated a premium to Enstar shareholders of approximately $100 million.

Enstar’s board of directors also discussed different alternatives for listing the shares of New Enstar after the merger and reviewed the proposed principal transaction documents and the status of negotiations respecting such documents.

On May 5, 2006, Castlewood and Enstar entered into a confidentiality agreement, after which both parties began providing requested due diligence materials, and due diligence investigations by executives and legal advisors for both companies began and continued through May 22, 2006.

The due diligence investigations by both parties included the reciprocal exchange of information and documents regarding the two companies’ businesses, including: historical financial information and financial forecasts; tax records; descriptions of properties; human resources and employee benefits information, including benefit plans and employment agreements; pending and settled litigation matters; material contracts, including contracts relating to acquisitions and dispositions of businesses; and general corporate matters, including corporate governance documents, material governmental filings, auditor response letters, real estate documents and descriptions of securities. Such investigations also included interviews of some of the executive officers of Castlewood and Enstar.

From the beginning of April 2006 to the beginning of May 2006, Debevoise provided drafts of the principal transaction documents to Drinker. The draft merger agreement contained customary representations, warranties and covenants with no post-closing indemnification by either party. Specifically, on April 8, 2006, Debevoise delivered initial drafts of the form of merger agreement and support agreement, which Castlewood and Drinker reviewed. On April 13, 2006, Debevoise delivered an initial draft of the recapitalization agreement, which Castlewood and Drinker reviewed. On April 27 and 28 of 2006, Debevoise delivered drafts of the merger agreement, the recapitalization agreement and the support agreement to Skadden, Arps, Slate, Meagher & Flom LLP, or Skadden, special outside counsel to Trident II, L.P. in connection with the recapitalization, and a conference call was held among Drinker, Debevoise and Skadden to discuss issues related to the recapitalization and merger. During the week of May 1, 2006, Castlewood, Enstar and their legal representatives held several telephone conferences to discuss preliminary comments and issues raised in the merger agreement, support agreement and recapitalization agreement.

From the beginning of May 2006 through May 21, 2006, the parties, together with their respective legal advisors, negotiated the principal terms of the transaction documents, including valuation and the proposed exchange ratio, and continued to conduct due diligence. During the week of May 8, 2006, Castlewood sought the advice of its local counsel in foreign jurisdictions concerning the nature of any regulatory consents or filings that may be required in connection with the proposed merger. During the week of May 15, 2006, the parties and their respective counsel held several conference calls to discuss outstanding due diligence items and their respective comments to the transaction documents. During this week, the parties also exchanged their respective disclosure schedules for review. The negotiation of the merger agreement and other transaction documents was handled primarily by Messrs. Oros, Frazer and Flowers, on behalf of Enstar, and Messrs. Silvester, O’Shea and Harris, on behalf of Castlewood, together with each party’s legal advisors.

On May 20, 2006, Castlewood’s board of directors met to consider the merger agreement and the proposed transactions related to the merger agreement and voted unanimously to approve the merger agreement and the other transaction documents.

On May 21, 2006, Enstar’s board of directors met to consider the merger agreement and the proposed transactions related to the merger agreement. The directors reviewed the results of negotiations since their last meeting, including the proposed share allocation among the Enstar and Castlewood shareholders, and, due to the passage of time and minor changes in the terms of the proposed transaction, discussed the continued validity of the financial analyses of the proposed transaction presented at their last meeting. Changes in the terms of the proposed transactions since the last presentation to Enstar’s board of directors included (1) a minor difference between the proposed and actual payments made to members of Castlewood, including Enstar, pursuant to the Waterfall Distribution Provisions, (2) increase of the cash dividend payable upon consummation of the merger to Enstar shareholders from $2.47 to $3.00 per share, (3) minor changes to the treatment in the proposed transaction of Enstar stock options and restricted stock units outstanding prior to the merger and (4) a change in the method of calculating the percentage of equity ownership of New Enstar to be owned by Enstar’s shareholders such that the percentage of such ownership is 48.7% instead of 49.9% as originally proposed. Enstar’s board of directors, with all of Enstar’s directors present and voting, voted unanimously to approve the merger agreement and the transactions contemplated by the merger agreement.

On May 22, 2006, the parties finalized the merger agreement, the recapitalization agreement, the registration rights agreement, the support agreement and the other transaction documents. The parties also agreed on the initial composition of the board of directors and executive officers of New Enstar, as well as other employee compensation and benefit matters, including amendments to the employment agreements of Messrs. O’Shea, Packer and Silvester and the terms of the new employment agreement for Mr. Oros.

Enstar’s Reasons for the Merger

At a special meeting held on May 21, 2006, the Enstar board of directors, with all of Enstar’s directors present and voting, unanimously determined that it was advisable and fair to and in the best interests of Enstar and its shareholders for Enstar to enter into and consummate the proposed transactions and approved the merger agreement and the transactions contemplated by the merger agreement. Some of Enstar’s directors and executive officers have interests in the proposed transactions and relationships that are different from, or in addition to, yours. The Enstar board of directors considered these interests and relationships when approving the proposed transactions and the merger agreement and concluded that such interests could be appropriately addressed through disclosure and that no director should recuse himself from the deliberations and decisions of the board regarding the merger. These interests and relationships are discussed in “Interests of Certain Persons in the Merger” beginning on page 58 and “Certain Relationships and Related Transactions” beginning on page 178.

In reaching its decision, the Enstar board of directors considered a number of factors, including the following:

•	The merger is expected to enhance the existing and proven close working relationship between Enstar and Castlewood management and to further align the incentives of Castlewood management with the interests of Enstar’s shareholders. Castlewood’s current ownership structure consists of several classes of shares that provide different voting rights to shareholders, with Enstar directly (and the Enstar shareholders indirectly) owning approximately 32.0% of the economic interest and 50.0% of the voting interest in Castlewood. Each of Enstar, Trident, and members of Castlewood senior management who own Castlewood shares has the right, among other things, to nominate a certain number of members of

Castlewood’s board of directors. Major transactions are required to be approved by one or more directors representing each of Enstar, Trident and Castlewood senior management. The merger will eliminate these approval rights and is expected to better align the incentives of the management of Castlewood and Enstar by having all parties own shares with the same rights.

•	The transaction would provide a positive economic result for Enstar’s shareholders, including the one-time $3.00 per share dividend to be paid to shareholders of Enstar and the one-for-one exchange ratio contemplated by the merger agreement. In reaching such conclusion, the directors focused, among other things, on:

•	the increase in the Enstar shareholders’ proportionate economic ownership of Castlewood from approximately 32.0% to 48.7% (on an undiluted basis);

•	the implied internal rate of return if the contribution to the combined entity of Enstar’s assets other than its investment in Castlewood were viewed as an investment in Castlewood in exchange for the increased economic ownership in Castlewood; and

•	comparison of the public market value of Enstar to the implied public market value of Castlewood based on Enstar’s approximately 32.0% economic ownership of Castlewood, which supported the fairness of the economic terms of the transaction.

•	The ownership and management structure of Castlewood, Enstar and B.H. Acquisition, a company they partially own with an affiliate of Trident II, L.P., would be simplified by forming one public company with one board of directors and a consolidated management team. In particular, the board of directors of Enstar believes the merger will:

•	consolidate the financial and management resources and thereby expand the capabilities of New Enstar to pursue additional acquisitions in the insurance and reinsurance run-off business;

•	enhance New Enstar’s access to capital as a result of both its larger asset base and simplified ownership structure;

•	expand the opportunities for New Enstar to deploy its capital in attractive investments; and

•	increase the focus of the time and energy of the directors and management of New Enstar on identifying and consummating attractive acquisitions and managing the existing businesses.

•	The belief of Enstar’s board of directors and management that the other terms of the merger agreement, including the parties’ representations, warranties, covenants and conditions to their respective obligations, were reasonable.

•	Enstar was familiar with Castlewood through its existing ownership interest.

•	The merger was expected to qualify as a tax-free reorganization for U.S. federal income purposes and, accordingly, should not be taxable either to Castlewood, Enstar or Enstar’s shareholders.

The Enstar board of directors also identified and considered potentially negative factors concerning the potential transactions, including the following:

•	The costs to be incurred in connection with the merger, including customary transaction expenses and the diversion of management and employee attention during the period after the signing of the merger agreement.

•	The risk that the merger might not be completed or that the closing might be delayed, which could result in Enstar incurring the costs described above but not realizing the potential benefits of the merger, or in any event incurring increases in such costs.

•	The other risks described in “Risk Factors” beginning on page 20. The Enstar board of directors takes notice of such risk factors generally in the course of its oversight of Enstar’s business; the following risks were specifically discussed during the board’s deliberations regarding the merger;

•	the risk that the merger will result in the holders of Enstar’s common stock owning a smaller percentage of New Enstar than they currently own of Enstar, which could reduce their ability to affect changes to New Enstar’s board of directors, management and policies;

•	the risk that regulatory agencies may delay or impose conditions on approval of the merger, which may increase the cost or diminish the anticipated benefits of the merger;

•	the risk that if the merger does not constitute a reorganization under section 368(a) of the Code, then Enstar shareholders may be responsible for payment of U.S. federal income taxes; and

•	the risk that certain of Enstar’s officers and directors have interests in the merger and relationships that may have influenced their approval of the merger agreement and the transactions contemplated by the merger agreement.

After deliberation, the Enstar board of directors concluded that, on balance, the potential benefits of the transactions to the Enstar shareholders outweighed these risks and potential disadvantages.

The foregoing discussion of the information and factors considered by the Enstar board of directors is not intended to be exhaustive, but includes the material factors considered by the Enstar board of directors. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Enstar board did not view any single factor as determinative and did not find it necessary or practicable to assign any relative or specific weights to the various factors considered. In addition, individual directors may have given different weights to different factors. The board did not make any determination as to how any specific benefit or risk contributed to its conclusion that the transaction was advisable and fair, but rather considered the benefits and risks in the aggregate.

Recommendation of the Board of Directors of Enstar

THE ENSTAR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ENSTAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In considering the recommendation of Enstar’s board of directors with respect to the merger, you should be aware that some officers and directors of Enstar have interests in the merger and relationships that are different from, or in addition to, the interests of Enstar shareholders generally. Enstar’s board of directors considered these interests and relationships in approving the merger agreement and the transactions contemplated by the merger agreement and concluded that such interests could be appropriately addressed through disclosure and that no director should recuse himself from the deliberations and decisions of the board regarding the merger. See “Interests of Certain Persons in the Merger” beginning on page 58 and “Certain Relationships and Related Transactions” beginning on page 178.

In addition, you should be aware that as of September 28, 2006, Enstar’s directors and executive officers owned 1,904,753 shares of Enstar common stock, representing approximately 33.2% of the voting power of Enstar common stock on that date. Three of those directors, who owned Enstar common stock representing 30.1% of the voting power on that date, have entered into a support agreement with Castlewood pursuant to which such directors have agreed to vote their shares of Enstar common stock in favor of the merger agreement and the transactions contemplated by the merger agreement. All other Enstar directors and officers have also indicated that they intend to vote their shares of Enstar common stock in favor of the merger agreement and the transactions contemplated by the merger agreement.

Castlewood’s Reasons for the Merger

At a special meeting held on May 20, 2006, the Castlewood board of directors determined that it was advisable and fair to and in the best interest of Castlewood and its shareholders for Castlewood to enter into the merger agreement and consummate the transactions contemplated by the merger agreement. In reaching its decision, the Castlewood board of directors considered a number of factors, including the following:

•	New Enstar is expected to have a significantly increased equity market capitalization, which Castlewood’s board of directors believes would provide greater financial flexibility and improved access to both debt and equity capital;

•	New Enstar’s ordinary shares will be listed on Nasdaq and, subject to contractually agreed upon restrictions on transfer and other restrictions under Bermuda law, would be substantially more liquid for Castlewood’s existing shareholders than their current Castlewood shares;

•	New Enstar would benefit from the expertise and extensive experience of the combined management team;

•	the increased size of New Enstar could allow it to participate in the acquisition and management of larger companies or portfolios in run-off than would be available to Castlewood on a stand-alone basis;

•	as a result of the simplified shareholder structure, New Enstar would be easier to analyze and value, which would provide for increased market visibility for New Enstar and, ultimately, may enhance the market valuation of New Enstar’s ordinary shares relative to the shares privately held by Castlewood’s existing shareholders;

•	holders of substantially all of Castlewood’s existing shares were directly involved in the negotiations in respect of the proposed merger and were supportive of the transaction and the related recapitalization of Castlewood;

•	the potential financial benefits stemming from the enhanced growth prospects of New Enstar; and

•	the merger is expected to qualify as a tax-free reorganization for U.S. federal income tax purposes and, accordingly, should not be taxable either to Castlewood, Enstar or Enstar’s shareholders.

The Castlewood board of directors also identified and considered the potentially negative factors concerning the potential transactions, including the following:

•	the risk that the merger might not be consummated or that the closing might be delayed;

•	the costs to be incurred in connection with the merger, including transaction expenses; and

•	the cost of Castlewood becoming directly subject to the reporting and other requirements of the Exchange Act, including Section 404 of the Sarbanes-Oxley Act of 2002.

After deliberation, the Castlewood board of directors concluded that, on balance, the potential benefits of the transactions to Castlewood and its shareholders outweighed these risks and potential disadvantages.

Some of Castlewood’s directors and executive officers have interests in the merger that are different from, or in addition to, Castlewood’s shareholders. The Castlewood board of directors considered these interests when approving the proposed transactions and the merger agreement. These interests are discussed in “Interests of Certain Persons in the Merger” beginning on page 58.

The foregoing discussion of the information and factors considered by the Castlewood board of directors is not intended to be exhaustive, but does include the material positive and negative factors considered by the Castlewood board of directors. In view of the wide variety of factors considered by the Castlewood board of directors in connection with its evaluation of the merger and the complexity of these matters, the board did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Castlewood board of directors made its determination based on the totality of information presented to it and the deliberations engaged in by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Accounting Treatment

The merger will be accounted for as a purchase by Castlewood under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of Enstar will be recorded, as of consummation of the merger, at their respective fair values and combined with those of Castlewood.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a summary of the material U.S. federal income tax consequences to holders of Enstar common stock who exchange such stock for New Enstar ordinary shares in the merger and who hold Enstar common stock and will hold New Enstar ordinary shares as capital assets (as defined in section 1221 of the Code). This discussion is based on the Code, U.S. Treasury regulations, administrative rulings and pronouncements, and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed below. This discussion does not cover any issues arising under any state, local or non-U.S. tax laws.

This discussion is based in part on facts described in this proxy statement/prospectus; the provisions of the merger agreement, the recapitalization agreement and other related agreements; and representations made by Castlewood and Enstar. If any of these facts or representations is inaccurate, the U.S. federal income tax consequences of the merger could differ from those described below.

This discussion does not address all U.S. federal income tax issues that may be relevant to all holders in light of their particular circumstances or the consequences to holders who are subject to special federal income tax treatment, such as:

•	tax-exempt organizations;

•	individuals who hold Enstar common stock received pursuant to the exercise of any incentive stock options or who hold Enstar common stock subject to certain restrictions received in connection with the performance of services; or

•	non-U.S. holders who have held more than 5% of the Enstar common stock (taking into account the applicable attribution rules of the Code and U.S. Treasury regulations) at any time within the five-year period ending at the consummation of the merger.

In addition, this discussion does not address any tax consequences associated with:

•	the exercise of options to purchase Enstar common stock before the effective time of the merger;

•	the exchange of options to purchase Enstar common stock for options to purchase New Enstar ordinary shares in the merger; or

•	the exchange of Enstar restricted stock units for a right to receive restricted stock units in respect of New Enstar ordinary shares.

We urge you to consult your own tax advisor concerning the specific U.S. federal, state and local, as well as non-U.S., tax consequences to you of the exchange of Enstar common stock for New Enstar ordinary shares in the merger in light of your own particular circumstances.

Tax Opinions

It is a condition to the closing of the merger that Enstar and Castlewood receive an opinion from Enstar’s tax counsel, Debevoise, on or prior to the date on which Castlewood’s registration statement of which this proxy statement/prospectus is a part becomes effective, or the effective date opinion, to the effect that the merger should be treated for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. It is also a condition to the consummation of the merger that Enstar and Castlewood receive a second opinion from Debevoise, dated as of the closing date of the merger, or the closing date opinion, confirming the effective date opinion. The effective date opinion is, and the closing date opinion will be, based on Section 368(a) (defining “reorganization”) and other provisions of the Code, U.S. Treasury Regulations, administrative rulings and pronouncements, and judicial decisions, all as in effect on the date hereof and on representation letters provided by Enstar and Castlewood to Debevoise at the effective time and the closing date, respectively, and on customary factual assumptions.

If any of the necessary representations or assumptions is inaccurate or incomplete, Debevoise’s effective date opinion or its closing date opinion, or both, may be invalid. If any of these representations or assumptions cannot be made, Debevoise may not be able to provide its closing date opinion. If Debevoise cannot provide its closing date opinion, the merger cannot close unless Enstar and Castlewood waive the requirement that they receive such opinion. If Enstar and Castlewood waive the requirement that they receive such closing date opinion, or if Debevoise’s closing date opinion would differ materially from Debevoise’s effective date opinion, and there is a material change in the expected U.S. federal income tax consequences associated with the exchange of Enstar common stock for New Enstar ordinary shares in the merger as described in this proxy statement/prospectus, then this proxy statement/prospectus will be revised and recirculated and the approval of Enstar’s shareholders will be resolicited.

The full text of Debevoise’s effective date opinion will be filed as an exhibit to Castlewood’s registration statement of which this proxy statement/prospectus is a part. For information on how to obtain a copy of exhibits filed with Castlewood’s registration statement, see “Where You Can Find More Information” on page 226. Debevoise’s closing date opinion will also confirm the opinion rendered in Debevoise’s effective date opinion.

No assurance can be given that the IRS will agree with the tax consequences described in the Debevoise opinions or that, if the IRS were to take a contrary position, that position would not ultimately be sustained by the courts. Neither Enstar nor Castlewood intends to obtain a ruling from the IRS regarding the tax consequences of the merger.

Tax Consequences to Exchanging Shareholders

As noted above, Debevoise will provide an opinion that the merger should be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly,

•	Enstar shareholders should not recognize any gain or loss on the exchange of Enstar common stock for New Enstar ordinary shares in the merger;

•	the tax basis to an Enstar shareholder of New Enstar ordinary shares received in exchange for Enstar common stock pursuant to the merger should equal such Enstar shareholder’s tax basis in the Enstar common stock surrendered in exchange therefor; and

•	the holding period of an Enstar shareholder for New Enstar ordinary shares received pursuant to the merger should include the holding period of the Enstar common stock surrendered in exchange therefor.

Under applicable U.S. Treasury regulations (§1.368-3(b)), each Enstar exchanging shareholder will be required to attach to its federal income tax return for the current taxable year a statement setting forth certain specified information about the exchange, including a statement of such shareholder’s tax basis in its Enstar common stock and a description of the New Enstar ordinary shares it receives in the merger.

A U.S. holder who will own 5% or more of either the total voting power or the total value of the outstanding New Enstar ordinary shares after the merger (determined after taking into account the applicable attribution rules of the Code and U.S. Treasury regulations) and who would otherwise qualify for non-recognition of gain in connection with the merger (and the related basis and holding period consequences described above) will so qualify only if such holder enters into a “gain recognition agreement” with the IRS in accordance with the U.S. Treasury regulations under section 367(a) of the Code. Certain subsequent dispositions of Enstar shares or assets by New Enstar may result in gain recognition to such a holder. Each such U.S. holder should consult its own tax advisors regarding these matters.

Certain Tax Consequences to Enstar and Castlewood

As noted above, Debevoise will provide an opinion that the merger should be treated for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. Accordingly no income, gain or loss should be recognized by Castlewood or Enstar as a result of the transfer to the Enstar shareholders of New Enstar ordinary shares pursuant to the merger.

For a discussion of the material tax considerations of holding and disposing of New Enstar ordinary shares, see the discussion under “Material Tax Considerations of Holding and Disposing of New Enstar Ordinary Shares” beginning on page 214.

Regulatory Matters Relating to the Merger

Antitrust and Competition Filings

The merger is not subject to notification to the U.S. Department of Justice and U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act. Castlewood and Enstar conduct operations in a number of foreign jurisdictions, and the merger may be subject to notification and approval by governmental authorities under the antitrust or competition laws of those jurisdictions. We recognize that some of these approvals may not be obtained before the completion of the merger and may impact New Enstar’s ability to conduct business in those jurisdictions until such approvals are obtained. We cannot assure you that the governmental reviewing authorities will clear the merger at all or without restrictions or conditions that would have a material adverse effect on New Enstar if the merger is consummated. These restrictions and conditions could include a complete or partial license, divestiture or spin-off of some of New Enstar’s assets or businesses.

In addition, even after completion of all notification and approval requirements, the U.S. Department of Justice, the U.S. Federal Trade Commission or another governmental authority could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Other agencies with authority over antitrust or other comparable anti-competition laws with jurisdiction over the merger could also initiate action to challenge or block the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is consummated. Castlewood and Enstar cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Castlewood and Enstar will prevail.

Other Regulatory Considerations

The consummation of the merger is conditioned upon Castlewood’s receipt of approval of the recapitalization and the merger from the Financial Services Authority of the United Kingdom, which Castlewood received on September 1, 2006. Castlewood and its shareholders have also provided the requisite notice of the transaction to the Federal Office of Private Insurance in Switzerland and the Banking Finance and Insurance Commission in Belgium. Castlewood has already received approval from the Bermuda Monetary Authority to issue its ordinary shares in connection with the recapitalization and the merger.

Other than the filings and approvals described above, neither Enstar nor Castlewood is aware of any regulatory approvals required to be obtained, or waiting periods to expire, to consummate the merger. If the parties discover that other approvals are needed, however, they may not be able to obtain them, as is the case with respect to the other necessary approvals. Even if Enstar and Castlewood could obtain all necessary approvals, and the necessary approval of the Enstar shareholders, conditions may be placed on any such approval that could cause either Castlewood or Enstar to abandon the merger.

Rights Agreement

Enstar entered into a rights agreement dated as of January 20, 1997, as amended, with American Stock Transfer & Trust Company as rights agent. Under this agreement, Enstar effected a dividend distribution of shareholder rights that carry certain conversion rights in the event of a significant change in beneficial ownership of Enstar. One right is attached to each share of Enstar’s outstanding common stock and is not detachable until such time as a person or group of affiliated or associated persons either acquires beneficial ownership of 15% or more of Enstar’s outstanding common stock or announces an intention to commence a tender or exchange offer the consummation of which would result in beneficial ownership of 15% or more of the outstanding Enstar common stock. The exercise price of each right was fixed at $40. If an acquirer purchases an equity position in Enstar equal to or greater than a 15% interest or engages in certain other types of transactions with Enstar, each right not beneficially owned by the acquirer is converted into the right to buy that number of shares of Enstar common stock which has a market value shortly after such triggering event of two times the exercise price of the right. If the acquiring company were to merge or otherwise combine with Enstar, or Enstar were to sell or transfer 50% of its cash flow or earnings power, each right is converted into the right to buy that number of shares of common stock of the acquiring company which has a market value of two times the exercise price of the right.

At the time of the execution and delivery of the merger agreement, Enstar and the rights agent amended the terms of the rights agreement so that the execution and delivery of the merger agreement, recapitalization agreement, support agreement and any other agreement or transaction entered into in connection with the merger would not constitute a triggering event. The amended terms of the rights agreement also provide for the cancellation of all rights under the rights agreement upon the effectiveness of the merger and in accordance with the merger transaction documents. This means that holders of Enstar’s common stock will not obtain the detachable rights in connection with the merger.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

All New Enstar ordinary shares received by Enstar shareholders in the merger will be freely transferable, except that New Enstar ordinary shares received by persons who are deemed to be “affiliates” of Enstar under the Securities Act at the time of the Annual Meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be an affiliate of Enstar for such purposes generally include individuals or entities that control, are controlled by or are under common control with, Enstar, as the case may be, and include directors, certain executive officers and principal shareholders of Enstar. These affiliates may resell the New Enstar ordinary shares they receive in the merger only:

•	under an effective registration statement under the Securities Act covering the resale of those shares;

•	in transactions permitted by Rule 145(d) under the Securities Act; or

•	as otherwise permitted under the Securities Act.

Castlewood’s registration statement, of which this proxy statement/prospectus is a part, does not cover the resale of New Enstar ordinary shares to be received in connection with the merger by persons who may be deemed to be affiliates of Enstar before the merger, and no person is authorized to make any use of this document in connection with any such sale. The merger agreement also requires that Enstar use reasonable best efforts to cause each affiliate to execute a written agreement to the effect that such persons will not offer, sell or otherwise dispose of any of the New Enstar ordinary shares issued to them in the merger in violation of the Securities Act or the related rules and regulations promulgated thereunder. However, Trident and Messrs. Flowers and Silvester and certain other shareholders of Castlewood (including the current directors of Enstar), some of whom may be deemed to be affiliates of Enstar, have entered into a registration rights agreement with Castlewood and certain of its current shareholders. The registration rights agreement gives such persons the right to require, in certain instances, New Enstar to register their New Enstar ordinary shares or to participate in registered offerings of shares by New Enstar and other shareholders of New Enstar. See “Material Terms of Related Agreements — Registration Rights Agreement” on page 75.

Stock Exchange Listing; Delisting and Deregistration of Enstar Common Stock

It is a condition to the merger that the New Enstar ordinary shares issuable in the merger be approved for listing on Nasdaq, subject to official notice of issuance. If the merger is consummated, Enstar common stock will cease to be listed on Nasdaq and its shares will be deregistered under the Exchange Act.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Certain of Enstar’s and Castlewood’s directors and executive officers have interests in the merger as individuals in addition to, and that may be different from, your interests as shareholders of Enstar or New Enstar. The Enstar and Castlewood boards of directors were aware of these interests and considered them in their respective decisions to approve the merger agreement and the transactions contemplated by the merger agreement.

New Employment Agreements with John J. Oros, Paul J. O’Shea, Nicholas A. Packer and Dominic F. Silvester

On May 23, 2006, Castlewood entered into a new employment agreement with Mr. O’Shea and amended its employment agreements with Messrs. Packer and Silvester. Mr. O’Shea’s employment agreement, which will become effective when the merger is consummated, supersedes the employment agreement between Castlewood and Mr. O’Shea, dated November 29, 2001. Messrs. Packer’s and Silvester’s amended and restated employment agreements, which will also become effective when the merger is consummated, supersedes their respective employment agreements, each dated as of April 1, 2006. New Enstar also expects that it and its subsidiary, Castlewood (US) Inc., will enter into a new employment agreement with John J. Oros, to become effective when the merger is consummated. Mr. Oros is currently the President and Chief Operating Officer of Enstar and a director of Castlewood and Enstar.

Following the merger, Messrs. O’Shea and Packer will serve as New Enstar’s Executive Vice Presidents, Mr. Silvester will serve as its Chief Executive Officer and Mr. Oros will serve as its Executive Chairman. As compensation for their services, each executive officer will (1) receive a base salary (Mr. Silvester’s salary will be $565,000, Messrs. O’Shea’s and Packer’s salary will each be $440,000, and Mr. Oros’s salary is expected to be $282,500), (2) be eligible for incentive compensation under Castlewood’s incentive compensation programs and (3) be entitled to certain employee benefits, including a housing allowance, a life insurance policy in the amount of five times his base salary, medical, dental and long-term disability insurance, payment of an amount equal to 10% of his base salary each year contributed to his retirement savings plan and, for Messrs. Packer and Silvester, the executive will be reimbursed for one round trip for his family to/from Bermuda each calendar year.

For additional details on the terms of these employment agreements, see section “Management of New Enstar Following the Merger and Other Information — Employment Agreements” beginning on page 176.

Enstar Director and Executive Benefit Plans

Under Enstar’s 1997 Amended Incentive Plan, as amended in 2001 and 2003, and Enstar’s 2001 Outside Director’s Stock Option Plan, 500,000 options to purchase Enstar shares have been granted to various directors and officers of Enstar. Of the 500,000 options outstanding, 80,000 options have yet to vest, of which options to purchase 30,000 shares of Enstar common stock are held by Nimrod T. Frazer, Enstar’s Chief Executive Officer, and options to purchase 50,000 shares of Enstar common stock are held by Mr. Oros. These 80,000 unvested options will vest immediately upon a change of control triggered by the merger. Other than options issued by New Enstar in exchange for the options to acquire Enstar common stock set forth above, no additional or new options will be granted in connection with the merger.

Payments to, and Other Interests of, Certain Executive Officers and Directors

Pursuant to the recapitalization agreement, Castlewood will pay, immediately prior to the merger, $5,076,000 to certain of its executive officers and employees. Of the $5,076,000, Messrs. O’Shea, Packer and Silvester will receive $989,956, $989,956 and $2,969,868, respectively. The remaining $126,220 will be paid to Messrs. David Grisley, David Hackett and David Rocke, employees of Castlewood. These payments are intended to provide certain Castlewood executives and employees with a cash incentive to remain with New Enstar following the merger in lieu of any other cash payments to which they may have been entitled. Both Castlewood and Enstar view these executives and employees as integral for the success of New Enstar.

Upon completion of the merger, Castlewood, Trident, J. Christopher Flowers, a director of Castlewood and Enstar, Mr. Silvester, and certain other employee shareholders of Castlewood and the members of Enstar’s board of directors receiving New Enstar ordinary shares in connection with the merger will enter into a registration rights agreement. The registration rights agreement will provide that, after the expiration of one year from the date of the registration rights agreement, Trident, Mr. Flowers and Mr. Silvester may request that New Enstar effect a registration under the Securities Act of all or any part of the New Enstar shares received by such holder in connection with the recapitalization and/or the merger. Trident will be entitled to make three requests to effect registration, while Messrs. Flowers and Silvester will each be entitled to two such requests. In addition, the registration rights agreement further provides that, after the expiration of 90 days from the date of the registration rights agreement and prior to the first anniversary of such date, Trident shall have the right to use one of its registration requests to require New Enstar to effect the registration of up to 750,000 New Enstar shares. For additional details on the terms of registration rights agreement, see “Material Terms of Related Agreements — Registration Rights Agreement” beginning on page 75.

Two directors of Enstar, T. Whit Armstrong and T. Wayne Davis, have entered into a letter agreement, dated May 23, 2006, with Castlewood pursuant to which Castlewood, subject to the consummation of the merger, agreed to repurchase from Messrs. Armstrong and Davis, upon their request, during a 30-day period commencing January 15, 2007, at then prevailing market prices, such number of New Enstar ordinary shares as provides an amount sufficient for Messrs. Armstrong and Davis to pay taxes on compensation income resulting from the exercise of options by them on May 23, 2006 for 50,000 shares of Enstar common stock in the aggregate. Castlewood’s obligation to repurchase ordinary shares is limited to 25,000 ordinary shares from each of Messrs. Armstrong and Davis. Since the letter agreement provides for the sale of such shares at then prevailing market prices, each of Enstar and Castlewood believe that the value of the rights of Messrs. Armstrong and Davis under such agreement is not significant.

Pursuant to the Severance Benefits Agreement, dated May 21, 1998, between Enstar and Mr. Frazer, Mr. Frazer will be entitled to $350,000 upon the expected termination of his employment with Enstar immediately following the effective time of the merger.

On the first anniversary of the merger, Enstar will pay to each of Cheryl D. Davis, the Chief Financial Officer, Vice President of Corporate Taxes and Secretary of Enstar, and Amy Dunaway, the Treasurer and Controller of Enstar, an amount equal to 75% of their annual salary in consideration of their waiver of certain severance payments to which they are entitled in connection with the merger pursuant to their severance benefits agreements with Enstar.

New Enstar Board of Directors

Under the terms of the recapitalization agreement, the board of directors of New Enstar after the consummation of the merger will consist of ten individuals. Four of these individuals — Messrs. T. Whit Armstrong, Paul J. Collins, Gregory L. Curl and T. Wayne Davis — are current directors of Enstar, three of these individuals — Messrs. J. Christopher Flowers, Nimrod T. Frazer and John J. Oros — are current directors of both Enstar and Castlewood, and the other three individuals — Messrs. Paul J. O’Shea, Nicholas A. Packer and Dominic F. Silvester — are current directors and/or executive officers of Castlewood.

Indemnification of Directors and Officers; Directors Indemnity Agreements

From and after the effective time of the merger, Castlewood has agreed that New Enstar will indemnify and hold harmless all past and present directors, officers, employees and agents of Enstar and its subsidiaries before the consummation of the merger for losses in connection with any action arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such at or before the effective time of the merger.

New Enstar will indemnify or advance expenses to such persons to the same extent such persons are indemnified or have the right to advancement of expenses under Enstar’s articles of incorporation, bylaws and indemnification agreements, if any, on the date of the merger agreement, and to the fullest extent permitted by law. Castlewood also has agreed that it will include and cause to be maintained in effect in its memorandum of association and bye-laws and Enstar USA’s articles of incorporation and bylaws for a period of six years after the consummation of the merger, provisions substantially similar to (in the case of Castlewood, to the fullest extent permitted by Bermuda law) the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the articles of incorporation and bylaws of Enstar.

In addition, Castlewood has agreed that it will cause to be maintained, for a period of six years after the consummation of the merger, the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Enstar with respect to claims arising from facts or events that occurred at or before the effective time of the merger. New Enstar may substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured. Such substitute policies must be issued by insurance companies having the same or better ratings and levels of creditworthiness as the insurance companies that have issued the current policies.

Tax Indemnification Agreement

Mr. Flowers, a director and Enstar’s largest shareholder, has entered into a tax indemnification agreement, dated May 23, 2006, with Castlewood and Enstar pursuant to which Castlewood will reimburse and indemnify Mr. Flowers for, and hold him harmless on an after-tax basis against, any increase in Mr. Flowers’ U.S. federal, state or local income tax liability (including any interest or penalties relating thereto), and reasonable attorneys’ fees, incurred by Mr. Flowers as a result of certain dispositions of shares of Enstar or dispositions of all or substantially all of Enstar’s assets by New Enstar, Enstar or any successor or assign of either, within the period beginning immediately after the effective time of the merger and ending five years after the last day of the taxable year that includes the effective time. Because Mr. Flowers will be the only greater-than-5% U.S. shareholder of New Enstar after the merger, he is in a different position than the other current shareholders of Enstar with regard to treating the merger as a tax-free reorganization. Under IRS regulations issued pursuant to section 367(a) of the Code, as a 5% U.S. shareholder Mr. Flowers may treat the merger as a tax-free reorganization only if he enters into a gain recognition agreement with the IRS under which he agrees he will treat the merger as taxable if New Enstar disposes of certain stock or assets of Enstar within the five years following the merger. Such dispositions may be effected without Mr. Flowers consent. Other shareholders of Enstar are not subject to these additional conditions, and their tax treatment would not be effected by such dispositions. The Enstar board of directors approved such agreement because it determined that it would be fair to put Mr. Flowers in the same position as the other shareholders of Enstar with respect to such tax treatment and that such agreement would increase the likelihood that Mr. Flowers, in his capacity as an Enstar shareholder, would support the proposed transaction. While the agreement is significant to Mr. Flowers, New Enstar believes it is unlikely to incur any liability under the agreement because it believes the likelihood that it will dispose of stock or assets of Enstar within the next five years to be remote.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified in its entirety by reference to the complete text of the merger agreement which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. All shareholders of Enstar are urged to read carefully the merger agreement in its entirety.

The merger agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Enstar or Castlewood. In particular, the assertions embodied in the representations and warranties contained in the merger agreement were intended principally to allocate risk between Enstar and Castlewood or establish closing conditions, rather than to establish matters of fact. Such assertions may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders of Enstar. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts regarding Enstar or Castlewood.

General

Under the merger agreement, Merger Sub, a wholly-owned subsidiary of Castlewood, will merge with and into Enstar, with Enstar surviving as a wholly-owned subsidiary of Castlewood. Enstar will change its name to “Enstar USA, Inc.”

Closing Matters

Unless the parties agree otherwise, the consummation of the merger will take place as promptly as practicable (but no later than the third business day) after all closing conditions have been satisfied or waived, unless the merger agreement has been terminated or another time or date is agreed to in writing by the parties. See “— Conditions to the Consummation of the Merger” below for a more complete description of the conditions that must be satisfied or waived before consummation of the merger.

As soon as practicable after the satisfaction or waiver of the conditions to the merger, on the closing date, Merger Sub and Enstar will file a certificate of merger with the Georgia Secretary of State in accordance with the relevant provisions of the Georgia Business Corporation Code, and make all other required filings or recordings. The merger will become effective when the certificate of merger is filed or at such later time as Castlewood and Enstar agree and specify in the certificate of merger.

Merger Consideration; Treatment of Stock Options and Restricted Stock Units; Board and Management

The merger agreement further provides that, at the consummation of the merger:

•	Each share of Enstar common stock issued and outstanding immediately before the consummation of the merger, together with the associated rights issued under the Enstar shareholder rights plan, will be converted into the right to receive one New Enstar ordinary share.

•	Each outstanding option to purchase shares of Enstar common stock will be assumed by New Enstar and converted into an option to purchase New Enstar ordinary shares.

•	The per share exercise price of each new option will be set at a ratio to the trading price of the ordinary shares of New Enstar immediately following the closing of the merger that equals the ratio of the exercise price of the corresponding Enstar stock option to the trading price of shares of Enstar common stock immediately prior to the closing of the merger. The number of New Enstar ordinary shares underlying the new option will be set so that the aggregate spread value of the new option approximately equals the spread value of the former Enstar stock option.

•	Each assumed New Enstar option will be vested to the same extent the Enstar stock option was vested immediately prior to the closing, except if the option agreement provides for acceleration of vesting as a result of the merger. New Enstar options will otherwise be subject to the same terms and conditions as the Enstar stock options.

•	Each restricted stock unit issued under Enstar’s Deferred Compensation and Stock Plan for Non-Employee Directors that is outstanding immediately prior to the closing will automatically convert from a right in respect of a share of Enstar common stock into a right in respect of a New Enstar ordinary share.

•	Each share of common stock of Merger Sub issued and outstanding immediately prior to the consummation of the merger will be converted into one share of common stock of Enstar USA.

•	The articles of incorporation of Enstar will be amended and restated at the consummation of the merger and will be the articles of incorporation of Enstar USA until thereafter amended.

•	The bylaws of Merger Sub in effect immediately prior to the consummation of the merger will be the bylaws of Enstar USA until thereafter amended.

•	Until successors are duly elected or appointed and qualified, Cheryl D. Davis and John J. Oros will be the directors of Enstar USA.

•	Until successors are duly elected or appointed and qualified, the officers of Enstar immediately prior to the consummation of the merger will be the officers of Enstar USA.

Exchange of Stock in the Merger

Before the consummation of the merger, Castlewood will appoint an exchange agent (which will be reasonably acceptable to Enstar) to handle the exchange of Enstar common stock for New Enstar ordinary shares. Promptly after the completion of the merger, the exchange agent will send a letter of transmittal, which is to be used to exchange Enstar common stock for New Enstar ordinary shares, to each former Enstar shareholder of record.

The letter of transmittal will be accompanied by instructions explaining the procedures for surrendering Enstar share certificates. PLEASE DO NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

Enstar shareholders who surrender their common stock in accordance with the instructions, together with a properly completed letter of transmittal, will receive one New Enstar ordinary share for each share of Enstar common stock held by such shareholder as of the effective time. After the merger, each share of Enstar common stock will only represent the right to receive one New Enstar ordinary share into which that share of Enstar common stock will have been converted, except as otherwise described below.

Dividends or distributions declared with respect to New Enstar ordinary shares with a record date that is after the consummation of the merger will not be paid to any holder of any Enstar share certificates until the holder surrenders the Enstar share certificates in exchange for New Enstar ordinary shares. Upon surrender and subject to applicable law, New Enstar will pay to the holder, without interest, any dividends or distributions that have been declared on New Enstar ordinary shares with a record date after the consummation of the merger and before the date of such surrender and a payment date before the date of such surrender.

After the consummation of the merger, Enstar will not register any transfers of the shares of Enstar common stock. Castlewood shareholders will not exchange their share certificates in the merger.

Listing of New Enstar Ordinary Shares

Castlewood has agreed to use its reasonable best efforts to cause the New Enstar ordinary shares to be issued in the merger and the New Enstar ordinary shares to be reserved for issuance upon exercise of the stock options exchanged for Enstar stock options to be approved for listing on Nasdaq, subject to official notice of issuance, before the consummation of the merger. Approval for listing on Nasdaq of the New Enstar ordinary shares issuable to the Enstar shareholders in the merger, subject only to official notice of issuance, is a condition to the obligations of Castlewood and Enstar to consummate the merger.

Covenants

Castlewood and Enstar have each undertaken certain covenants in the merger agreement, which, among other things, concern the conduct of their respective businesses between the date the merger agreement was signed and the consummation of the merger. The following summarizes the more significant of these covenants:

No Solicitation

Enstar has agreed that Enstar, and each of its subsidiaries, officers and directors, will use reasonable best efforts to ensure that their respective employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) do not directly or indirectly:

•	initiate inquiries regarding, or solicit the making of, any takeover proposal, as defined below; or

•	engage in any negotiations concerning a takeover proposal.

However, Enstar and its board of directors are permitted to disclose to its shareholders its position with respect to any takeover proposal as may be required under the federal securities laws. In addition, Enstar is permitted to engage in any discussions or negotiations with, or provide information to, any person in response to an unsolicited takeover proposal, if:

•	before providing any information to any person in connection with a takeover proposal, such person is required to enter into a customary confidentiality agreement with Enstar containing terms no less restrictive than the terms contained in the confidentiality agreement between Castlewood and Enstar; and

•	Enstar provides Castlewood with copies of all information provided to such person to the extent such information has not been previously provided to Castlewood.

A “takeover proposal” means any proposal or offer in respect of:

•	a merger, consolidation, business combination, share exchange, reorganization, recapitalization, sale of substantially all of the assets, liquidation, dissolution or similar transaction involving Enstar, any of the foregoing referred to as a business combination transaction, with a third party;

•	Enstar’s acquisition of any third party in a business combination transaction in which the shareholders of the third party immediately prior to consummation of such business combination transaction will own more than 35% of Enstar’s outstanding capital stock immediately following such business combination transaction, including the issuance by Enstar of more than 35% of any class of its voting equity securities as consideration for assets or securities of a third party; or

•	any acquisition, whether by tender or exchange offer or otherwise, by any third party of 35% or more of any class of capital stock of Enstar or of 35% or more of the consolidated assets of Enstar, in a single transaction or a series of related transactions.

Enstar has agreed to notify Castlewood in writing of the receipt of any takeover proposal or request for information or inquiry that would reasonably be expected to lead to the receipt of a takeover proposal, the terms and conditions of any takeover proposal, and the identity of the person making a takeover proposal, request or inquiry. Enstar has also agreed to inform Castlewood on the status and material terms of any discussions regarding, or relating to, any takeover proposal and of any change in the price or material terms of and conditions regarding the takeover proposal.

Board of Directors’ Covenant to Recommend

Enstar has agreed that its board of directors will recommend adoption and approval of the merger agreement to the Enstar shareholders. However, Enstar’s board of directors is permitted to withdraw, or qualify in any material respect its recommendation in any manner adverse to Castlewood, before the Annual Meeting, if:

•	its board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties owed by the board to Enstar’s shareholders under applicable law; or

•	if the change in recommendation is in response to a superior proposal, as defined below, only (i) after Enstar provides to Castlewood a written notice advising Castlewood that the Enstar board of directors has received a superior proposal, specifying the terms and conditions of such superior proposal and including a copy thereof and identifying the person making such superior proposal, (ii) after negotiating in good faith with Castlewood to make such adjustments in the terms and conditions of the merger agreement as would enable Enstar to proceed with its recommendation without a change in such recommendation if and to the extent Castlewood elects to seek to make such adjustments and (iii) if Castlewood does not, within the earlier of five days of Castlewood’s receipt of notice of a superior proposal or three business days prior to the special shareholders meeting of Enstar, make an offer that the board of directors of Enstar determines in good faith to be as favorable to the Enstar shareholders as such superior proposal.

A “superior proposal” means a bona fide written proposal or offer made by a third party in respect of a business combination transaction involving, or any purchase or acquisition of all or substantially all of the voting power of Enstar’s capital stock, or all or substantially all of the consolidated assets of Enstar, which business combination transaction or other purchase or acquisition contains terms and conditions that the board of directors determines in good faith, after consultation with its outside counsel, would result in a transaction that if consummated would be more favorable, from a financial point of view, to the shareholders of Enstar than the merger.

Operations of Castlewood and Enstar Pending Closing

Castlewood and Enstar have each undertaken covenants that place restrictions on them and their respective subsidiaries until either the consummation of the merger or the termination of the merger agreement. In general, Castlewood, Enstar and their respective subsidiaries are required to conduct their respective businesses in the usual, regular and ordinary course in all material respects substantially in the same manner as conducted before the date of the merger agreement and to use their reasonable best efforts to preserve intact their present lines of business and relationships with third parties.

Each of them has agreed to restrictions that, except as expressly contemplated by the merger agreement, or with the written consent of the other party, prohibit them and their respective subsidiaries from:

•	declaring or paying dividends or distributions (except for a $3.00 per share dividend payable in cash to the shareholders of Enstar immediately prior to the consummation of the merger);

•	making changes in their share capital, including, among other things, stock splits, combinations or reclassifications;

•	repurchasing or redeeming their capital stock;

•	issuing or selling any shares of their capital stock or other equity interests, except Castlewood may issue up to 198 of its Class D non-voting ordinary shares to up to 35 employees of Castlewood and may enter into agreements reasonably acceptable to Enstar related to the issuance of such shares; or

•	amending their respective governing documents.

Enstar also agreed to additional restrictions that, except as expressly contemplated by the merger agreement, or with the written consent of Castlewood (not to be unreasonably withheld), prohibits them and their respective subsidiaries from:

•	acquiring any person or division (other than an entity that is a wholly-owned subsidiary of Enstar) or disposing of assets; and

•	incurring or guaranteeing debt, making loans or capital contributions or investments in any other person (other than to wholly-owned subsidiaries of Enstar) and entering into any material commitment or transaction requiring a capital expenditure by Enstar or its subsidiaries.

Reasonable Best Efforts Covenant

Castlewood and Enstar have agreed to cooperate with each other and to use their reasonable best efforts to take all actions and do all things necessary, proper or advisable under the merger agreement and applicable laws to consummate the merger and the other transactions contemplated by the merger agreement. Reasonable best efforts include (but are not limited to) filing for governmental consents and taking actions necessary to resolve any objections or challenge any governmental entity may have to the contemplated transactions so as to permit their consummation.

Other Covenants and Agreements

Expenses

Castlewood and Enstar have each agreed to pay their own costs and expenses incurred in connection with the merger and the merger agreement, except that if the merger is consummated, Castlewood or its relevant subsidiary will pay all property or transfer taxes imposed on Enstar and its subsidiaries.

Other Covenants

The merger agreement contains certain other covenants, including covenants relating to cooperation between Castlewood and Enstar in the preparation of this proxy statement/prospectus, making governmental filings, public announcements and certain tax matters. The merger agreement also contains customary covenants by Castlewood relating to indemnification of directors, officers, employees and agents of Enstar and its subsidiaries from and after the effective time of the merger and maintaining, for a period of six years after the consummation of the merger, the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance.

Representations and Warranties

The merger agreement contains substantially mutual representations and warranties, certain of which are qualified by material adverse effect limitation, made by each of Castlewood and Enstar to the other. The representations and warranties include those relating to:

•	corporate existence, qualification to conduct business and corporate standing and power;

•	ownership of subsidiaries;

•	capital structure;

•	corporate authority to enter into, and carry out the obligations under, the merger agreement and enforceability of the merger agreement;

•	absence of any conflict with or violation under their organizational documents or any law or agreement to which they are subject or bound as a result of the merger agreement and the transactions contemplated by the merger agreement;

•	governmental and regulatory approvals required to consummate the merger and the other transactions contemplated by the merger agreement;

•	in the case of Enstar, filings made with the Commission;

•	financial statements;

•	accuracy of information supplied for use in this proxy statement/prospectus;

•	board of directors approval;

•	required shareholder votes;

•	litigation;

•	compliance with laws;

•	absence of certain changes or events since December 31, 2005;

•	employee benefit plans and related matters;

•	inapplicability of anti-takeover statutes;

•	environmental matters;

•	intellectual property matters;

•	payment of fees to finders or brokers in connection with the merger agreement;

•	tax matters;

•	material contracts;

•	assets;

•	real property;

•	insurance;

•	affiliate transactions; and

•	disclosures made by them.

The merger agreement also contains certain representations and warranties of Castlewood with respect to Merger Sub, including those relating to organization, authorization, absence of a breach of the organizational documents and no prior business activities.

Conditions to the Consummation of the Merger

Mutual Conditions

Castlewood’s and Enstar’s respective obligations to consummate the merger are subject to the satisfaction or the waiver of the following conditions:

•	the receipt of all governmental and regulatory consents, clearances, approvals and actions necessary for the merger and the other transactions contemplated by the merger agreement unless failure to obtain those consents, clearances, approvals and actions would not reasonably be expected to have a material adverse effect on New Enstar (except for a limited number of consents, clearances, approvals and actions of, filings with and notices to the governmental entities listed in Castlewood’s disclosure letter that must be obtained regardless of their materiality);

•	the absence of any law, order or injunction prohibiting the consummation of the merger in the United States, Bermuda or the European Union;

•	the Commission having declared effective the Castlewood registration statement of which this proxy statement/prospectus is a part;

•	the approval for listing by Nasdaq of the New Enstar ordinary shares to be issued in the merger, subject to official notice of issuance;

•	the receipt of all securities and blue sky permits and approvals necessary to consummate the merger;

•	the adoption and approval of the merger agreement by the Enstar shareholders;

•	the affirmative votes of the holders of a majority of the outstanding share capital of Castlewood necessary to consummate the transactions contemplated by the recapitalization agreement, which vote has been obtained;

•	the completion of the recapitalization of Castlewood pursuant to the recapitalization agreement (see “Material Terms of Related Agreements — Recapitalization Agreement” beginning on page 70);

•	no event having occurred which would trigger a distribution under Enstar’s shareholders rights plan;

•	the receipt by Enstar and Castlewood of Debevoise’s opinion to the effect that the merger should qualify as a reorganization within the meaning of section 368(a) of the Code (see discussion under “The Proposed Merger — Material U.S. Federal Income Tax Consequences of the Merger — Tax Opinions” beginning on page 54);

•	the representations and warranties of the other party contained in the merger agreement which are qualified as to material adverse effect being true and correct, as of the date of the merger agreement and as of the closing date of the merger, except to the extent that such representation or warranty speaks as of another date, and the representations and warranties of the other party which are not qualified as to material adverse effect being true and correct (disregarding materiality qualifiers) except where the failure to be true and correct, individually or in the aggregate, would not have a material adverse effect on the party making the representation, as of the date of the merger agreement and as of the closing date of the merger as if they were made on that date, except to the extent that such representation or warranty speaks as of another date; and

•	the parties having performed or complied in all material respects with all agreements or covenants required to be performed by them under the merger agreement (other than the parties’ covenants regarding the issuance of securities, and Enstar’s covenant regarding dividends and changes in share capital, which will have been complied with in all respects), in each case, on or before the closing date.

As used in the merger agreement, the term “material adverse effect” means with respect to either Castlewood or Enstar, as applicable, any event, change, circumstance or effect that, individually or in the aggregate, is or would be reasonably likely to be materially adverse to:

•	the business, financial condition, assets or results of operations of such entity and its subsidiaries, taken as a whole, other than any event, change, circumstance or effect relating:

•	to the economy or financial markets in general;

•	to changes in general in the industries in which such entity operates (provided, however, that the effect of such changes shall be included to the extent of, and in the amount of, the disproportionate impact (if any) they have on such entity relative to the other participants in such industry);

•	to changes in applicable law or regulations or in generally accepted accounting principles (provided, however, that the effect of such changes shall be included to the extent of, and in the amount of, the disproportionate impact (if any) they have on such entity relative to other persons with similar lines of business); or

•	to the announcement of the merger agreement or the transactions contemplated by the merger agreement; or

•	the ability of such entity and its subsidiaries to complete the transactions contemplated by the merger agreement and the recapitalization agreement.

Additional Conditions

In addition, Enstar’s obligation to consummate the merger is subject to the satisfaction or waiver of the receipt by Mr. Flowers of an indemnity agreement with respect to the gain recognition agreement anticipated to be filed by Mr. Flowers in accordance with Treasury regulation § 1.367(a)-8. Mr. Flowers, Castlewood and Enstar entered into such indemnity agreement on May 23, 2006. See “Interests of Certain Persons in the Merger — Tax Indemnification Agreement” beginning on page 60 for a description of the tax indemnity agreement.

Termination of Merger Agreement

Right to Terminate

The merger agreement may be terminated at any time before the consummation of the merger in any of the following ways:

•	by mutual written consent of Enstar and Castlewood;

•	by either Enstar or Castlewood:

•	if the merger has not been consummated by January 31, 2007; except that a party may not terminate the merger agreement if the cause of the merger not being consummated is that party’s failure to fulfill its material obligations under the merger agreement;

•	if a governmental authority or a court in the United States or European Union permanently enjoins or prohibits the consummation of the merger, except that a party that seeks to terminate the merger agreement upon such an event must have used its reasonable best efforts to obtain government approvals for the consummation of the merger; or

•	if Enstar’s shareholders fail to approve the merger agreement.

•	by Castlewood:

•	if Enstar has breached in any material respect any of its representations or warranties or has failed to perform in any material respect any of its covenants or other agreements under the merger agreement and such breach:

•	is incapable of being cured by or remains uncured prior to January 31, 2007; or

•	would result in the failure of certain closing conditions in the merger agreement being satisfied; or

•	if:

•	Enstar or Enstar’s board of directors materially breaches the covenant regarding no solicitation of an alternative takeover proposal and such breach is not cured within five business days after receiving such notice of breach;

•	Enstar’s board of directors changes its recommendation to the Enstar shareholders to approve the merger agreement; or

•	Enstar fails to hold the Annual Meeting to vote on the merger by November 23, 2006; or

•	by Enstar:

•	if Castlewood or Merger Sub has breached in any material respect any of its representations or warranties or has failed to perform in any material respect any of its covenants or other agreements under the merger agreement and such breach:

•	is incapable of being cured by or remains uncured prior to January 31, 2007; or

•	would result in the failure of certain closing conditions in the merger agreement being satisfied; or

•	if there has been a change in the recommendation by the Enstar board of directors in respect of the merger agreement and:

•	Enstar notifies Castlewood in writing that it intends to approve and enter into an agreement concerning a different business combination transaction that constitutes a superior proposal, attaching the most current version of such agreement or a description of its material terms; and

•	Castlewood, within five business days of receiving such notice from Enstar, does not make an offer that the board of directors of Enstar determines is at least as favorable to the Enstar shareholders as the superior proposal Enstar received from the third party.

Termination of the merger agreement also terminates certain obligations under the support agreement.

Obligations in Event of Termination

In the event of termination as provided for above, the merger agreement will become void and of no further force and effect (except with respect to certain designated sections of the merger agreement) and there will be no liability on behalf of Enstar, Castlewood or Merger Sub, except for liabilities arising from a willful breach of the merger agreement.

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties at any time before or after the Annual Meeting and the Castlewood shareholders’ meeting, except that any amendment after the shareholders’ meetings, which requires approval by shareholders, may not be made without such approval.

At any time before the consummation of the merger, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties contained in the merger agreement, and waive compliance with any of the agreements or conditions contained in the merger agreement.

MATERIAL TERMS OF RELATED AGREEMENTS

Recapitalization Agreement

Castlewood and certain of its shareholders entered into a recapitalization agreement, dated as of May 23, 2006, pursuant to which the series of transactions described below will be effected immediately prior to the consummation of the merger. The following is a summary of the material terms of the recapitalization agreement. This summary does not purport to describe all the terms of the recapitalization agreement and is qualified in its entirety by reference to the complete text of the agreement, which is attached as Annex C to this proxy statement/prospectus and incorporated herein by reference.

Events

Immediately prior to the consummation of the merger, the following events will occur:

•	The repurchase by Castlewood of 1,797.555 of its Class B shares held by Trident for $20,000,000 in cash.

•	A payment of $5,076,000 by Enstar to Castlewood.

•	A payment of $5,076,000 by Castlewood to certain of its executive officers and employees.

•	The amendment and restatement of Castlewood’s bye-laws and the change of Castlewood’s name to “Enstar Group Limited.”

•	The exchange of all outstanding Class A shares of Castlewood held by Enstar for 2,972,892 non-voting convertible ordinary shares of Castlewood.

•	The exchange of all remaining outstanding Class B shares of Castlewood held by Trident for 2,082,236 ordinary shares of Castlewood.

•	The exchange of all outstanding Class C shares of Castlewood, including Class C-1 shares, Class C-2 shares, Class C-3 shares and Class C-4 shares, held by certain Castlewood shareholders for 3,636,612 ordinary shares of Castlewood.

•	The exchange of all outstanding Class D shares of Castlewood, including Class D-1 shares, Class D-2 shares, Class D-3 shares, Class D-4 shares and Class D-5 shares, of Castlewood held by certain employee shareholders for 420,577 ordinary shares of Castlewood. To the extent any Class D shares that are exchanged are unvested, an entity designated by Castlewood and Enstar will hold and/or have the right to purchase the ordinary shares issued upon the exchange thereof for $0.001 per share from the holder thereof if the holder’s employment with Castlewood is terminated prior to the time the Class D shares would have become vested. This right must be exercised within 60 days of any such termination.

•	The purchase by Castlewood of all of the shares of B.H. Acquisition beneficially owned by an affiliate of Trident II, L.P. for $6,200,167 in cash. B.H. Acquisition is partially owned by Castlewood, Enstar and an affiliate of Trident II, L.P.

As of the consummation of the merger, the following events will occur:

•	The automatic termination of the share purchase and capital commitment agreement, dated as of October 1, 2001, among Castlewood, Enstar and certain shareholders of Castlewood and the agreement among members, dated November 29, 2001, among Castlewood, Enstar and certain shareholders of Castlewood.

•	The appointment of the members of the board of directors of New Enstar immediately following the merger. Such directors will include Messrs. T. Whit Armstrong, Paul J. Collins, Gregory L. Curl, T. Wayne Davis, J. Christopher Flowers, Nimrod T. Frazer, John J. Oros, Paul J. O’Shea, Nicholas A. Packer and Dominic F. Silvester.

Mutual Representations and Warranties

The recapitalization agreement contains substantially mutual representations and warranties made by each of Castlewood and its shareholders that are a party thereto related to:

•	authority to enter into, and carry out the obligations under, the recapitalization agreement and the enforceability of the recapitalization agreement;

•	absence of any breach of their organizational documents or any law or agreement to which they are subject or bound as a result of the transactions contemplated by the recapitalization agreement; and

•	approvals required to carry out the obligations under the recapitalization agreement.

Additional Representations and Warranties

In addition, Castlewood made representations and warranties related to:

•	due authorization and issuance of all issued and outstanding shares of Castlewood, including all ordinary shares issued in connection with the recapitalization;

•	the sufficiency of the number of ordinary shares available for issuance upon conversion of all of the non-voting convertible ordinary shares; and

•	the sufficiency of voting power held by shareholders party to the agreement to effect the transactions contemplated by the recapitalization agreement.

In addition, the Castlewood shareholders party to the recapitalization agreement made representations and warranties related to:

•	ownership of shares;

•	acquisition of shares for investment purpose; and

•	the shareholder being an accredited investor.

In addition, Trident II, L.P. represented and warranted to certain ownership matters with respect to the shares of B.H. Acquisition beneficially owned by its affiliate.

Covenants

Castlewood and its shareholders party to the recapitalization agreement agreed to the following covenants under the recapitalization agreement:

•	to use their reasonable best efforts to take all actions and do all things necessary, proper and advisable under the recapitalization agreement, the merger agreement and applicable laws to complete the transactions contemplated in the recapitalization agreement and the merger agreement;

•	to execute and deliver any additional documents and take any further action as may be reasonably necessary or desirable to effect the matters contemplated in the recapitalization agreement or merger agreement;

•	to consent to the completion of the transactions contemplated by the recapitalization agreement and to waive any requirements, restrictions or obligations under the share purchase and capital commitment agreement or the agreement among members (each as described above) arising out of the transactions contemplated by the recapitalization agreement;

•	to waive any dissenter’s, appraisal or similar rights such party may have in respect of the transactions contemplated by the recapitalization agreement or the merger agreement; and

•	to waive and release all directors and officers of Castlewood from all actions, claims and liabilities for any actions or omissions in respect of the recapitalization agreement, the merger agreement and the other transactions contemplated by the recapitalization agreement or the merger agreement (other than any actions, claims or liabilities based on fraud, bad faith or intentional misconduct).

Other Covenants and Agreements

Castlewood has also agreed to the following covenants:

•	to use its reasonable best efforts to cause all ordinary shares issued in the recapitalization to be approved for listing on Nasdaq;

•	to take all reasonable steps to cause any disposition of its Class B shares or acquisitions of its ordinary shares in the transactions contemplated by the recapitalization agreement to be exempt from Section 16(b) of the Exchange Act;

•	to take all action to call and hold a special meeting of Castlewood shareholders to vote on the approval of the recapitalization agreement and the transactions contemplated in the recapitalization agreement;

•	to use reasonable efforts to cause each holder of Class D shares of Castlewood to become a party to the recapitalization agreement or take such actions necessary to cause all of the outstanding Class A shares, Class B shares, Class C shares and Class D shares of Castlewood to be exchanged for the consideration described above;

•	to either establish (1) an entity with the sole purpose of holding and/or having the right to purchase the ordinary shares issued in exchange for unvested Class D shares from holders whose employment has been terminated prior to the time such unvested Class D shares would become vested or (2) at the option of Enstar, alternative arrangements to accomplish a similar administrative process for exercising such rights; and

•	to use its reasonable best efforts to obtain letter agreements from all holders of Class D shares of Castlewood who are not parties to the recapitalization agreement that restrict the holders from transferring the ordinary shares they receive in the recapitalization for a period of one year.

Irrevocable Proxy

Under the recapitalization agreement, each Castlewood shareholder that is a party thereto has agreed to designate and appoint Messrs. Frazer and Oros, in their respective capacities as officers of Enstar, and any individual who shall thereafter succeed to any such office of Enstar, and each of them individually, as such shareholder’s proxy and attorney-in-fact to vote on the recapitalization agreement and the transactions contemplated by the recapitalization agreement on the shareholder’s behalf.

Conditions

Castlewood’s and the shareholders’ respective obligations to complete the transactions contemplated by the recapitalization agreement are subject to the satisfaction of the following conditions:

•	the absence of any law, order or injunction prohibiting completion of the transactions contemplated by the recapitalization agreement;

•	the receipt of all permits, consents, approvals and authorizations required for the performance;

•	the satisfaction or waiver of the closing conditions under Article VI (conditions precedent) of the merger agreement;

•	delivery of Debevoise’s opinion to the effect that the recapitalization will qualify as a reorganization under section 368(a) of the Code;

•	the requisite consent of Castlewood’s shareholders to the recapitalization agreement and the transactions contemplated in the recapitalization agreement;

•	the representations and warranties of Castlewood (in the case of the shareholders) or of each shareholder (in the case of Castlewood) contained in the recapitalization agreement being true and correct in all material respects, as of the date of the recapitalization agreement and as of the closing date; and

•	Castlewood (in the case of the shareholders) or each shareholder (in the case of Castlewood) having performed or complied in all material respects with all agreements or covenants required to be performed by it under the recapitalization agreement at or prior to the completion of the transactions contemplated by the recapitalization agreement.

Employee Bonuses

Upon the closing of the merger, Castlewood’s current annual incentive compensation plan will be cancelled (and any accruals under such plan will be reversed) and replaced with a new annual incentive compensation plan. It was anticipated at the time the recapitalization agreement was negotiated that, with respect to services to be performed in each of calendar years 2006 through 2010, the plan would permit eligible employees to share in a bonus pool, which was anticipated to represent, in the aggregate, 15% of New Enstar’s consolidated net after-tax profits and from which distributions were anticipated to be made in cash, ordinary shares or other securities of New Enstar, or the right to acquire ordinary shares or other securities of New Enstar, in such amounts per employee and in such form as shall be determined by New Enstar’s compensation committee. On September 15, 2006, Castlewood’s board of directors and shareholders approved the Castlewood Holdings Limited 2006-2010 Annual Incentive Compensation Plan the terms of which are set forth in “Information about Castlewood — Annual Incentive Compensation Plan” beginning on page 115. The board of directors of New Enstar will determine whether and, if so, on what terms and conditions, the plan will continue in effect with respect to calendar years after 2010.

Transfer Restrictions

Under the recapitalization agreement, each shareholder of Castlewood has agreed not to transfer or agree to transfer its ordinary shares or non-voting convertible ordinary shares of New Enstar received pursuant to the recapitalization for a period of one year. Pursuant to a separate letter agreement, this one year transfer restriction also applies to directors of Enstar with respect to shares of New Enstar that they receive pursuant to the merger. Directors of Enstar also agreed not to exercise any options for one year following the merger. The following are exceptions to the general prohibition on transfers:

•	transfers to Castlewood;

•	following the consummation of the merger, other than in the case of an employee shareholder, transfers to another party to the recapitalization agreement, other than an employee shareholder, or to any party to the letter agreement containing similar transfer restrictions on members of the board of directors of Enstar;

•	transfers to a trust under which distributions may be made only to such shareholder or his or her immediate family members;

•	transfers to a charitable remainder trust, the income from which will be paid to such shareholder during his or her life;

•	transfers to a corporation, partnership, limited liability company or other entity, all of the equity interests in which are held, directly or indirectly, by such shareholder and his or her immediate family members; and

•	transfers in connection with a tender offer, merger, amalgamation, recapitalization, reorganization or similar transaction involving New Enstar;

provided that, with regard to some of the transfers listed above, such shareholder has sole, ultimate control of the entity referred to and such entity agrees to be bound by the recapitalization agreement or the letter agreement referred to above.

Registration Rights

Concurrently with the closing, Castlewood and certain shareholders of Castlewood and Enstar will enter into a registration rights agreement pursuant to which those shareholders will be granted registration rights following the closing of the merger with respect to the ordinary shares received pursuant to the recapitalization and the merger. For more information on the registration rights agreement, see “Material Terms of Related Agreements — Registration Rights Agreement” beginning on page 75.

Expenses

All fees and expenses incurred in connection with the recapitalization agreement, the merger agreement and the transactions contemplated in the recapitalization agreement and merger agreement will be paid by the party incurring such fees and expenses. However, Castlewood will reimburse all reasonable out-of-pocket fees and expenses incurred in connection with the recapitalization agreement, the merger agreement and the transactions contemplated in the recapitalization agreement and merger agreement by the holders of its Class B shares, its Class C shares and its Class D shares, except that the reimbursement for the holders of its Class B shares is subject to a maximum of $150,000.

Termination

The recapitalization agreement will terminate on the earlier of the termination of the merger agreement and the termination of the support agreement (other than the termination of the support agreement upon the completion of the merger). If the recapitalization agreement is terminated, its provisions will cease to have effect, except that no such termination will relieve any party from any liability arising from a willful breach of the recapitalization agreement.

Support Agreement

Castlewood and Messrs. Flowers, Oros and Frazer entered into the support agreement, with respect to the Enstar common stock owned by them and acquired during the term of the support agreement. The following is a summary of the material terms of the support agreement and is qualified in its entirety by reference to the complete text of the agreement, which is attached as Annex B to this proxy statement/prospectus and incorporated herein by reference.

Voting of Shares

Each of Messrs. Flowers, Oros and Frazer agreed that, at any meeting of the shareholders of Enstar called to vote upon the merger, the merger agreement and the other transactions contemplated by the merger agreement, he will vote all of the shares of Enstar common stock owned by him in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement. Each of the three shareholders further agreed that at any meeting of the shareholders of Enstar, he will vote all of the shares of Enstar common stock owned by him against:

•	any takeover proposal other than as contemplated by the merger agreement;

•	any other transaction or proposal involving Enstar or any of its subsidiaries that would prevent, nullify, materially interfere with or delay the merger agreement, the merger and the other transactions contemplated by the merger agreement.

As of the Record Date, Messrs. Flowers, Oros and Frazer, three of the largest shareholders of Enstar, held an aggregate of 1,726,556 shares of Enstar’s outstanding common stock, representing approximately 30.1% of the voting power of Enstar’s capital stock.

Irrevocable Proxy

Each of Messrs. Flowers, Oros and Frazer has agreed to designate and appoint Mr. Richard J. Harris and Mr. Paul J. O’Shea, in their respective capacities as officers of Castlewood, and any individual who shall thereafter succeed to any such office of Castlewood, and each of them individually, as the shareholder’s proxy and attorney-in-fact to vote on the matters described above.

Transfer Restrictions

Each of Messrs. Flowers, Oros and Frazer has agreed not to transfer any of the shares of Enstar common stock owned by him, or grant any proxies or enter into any voting agreements with respect to such shares other than the support agreement with Castlewood. Exceptions to the general prohibition on transfer include transfers to a trust under which distributions may be made only to such shareholder or his immediate family members, to a charitable remainder trust, the income from which will be paid to such shareholder during his life, or to an entity, all of the equity interests in which are held by such shareholder and his immediate family members, and provided, in each of the exceptions, such shareholder has sole record ownership and control of the entity referred to and such entity agrees to be bound by the support agreement.

Termination

The support agreement will terminate on the earlier of the consummation of the merger, at the option of at least two of the shareholders party to the support agreement if Enstar’s board of directors has effected a change in its recommendation to the Enstar shareholders to approve the merger agreement and the transactions contemplated by the merger agreement, the termination of the merger agreement and January 31, 2007. If the support agreement is terminated, its provisions will cease to have effect, except that no such termination will relieve any party from liability for any breach prior to such termination.

Shareholder Capacity

The parties acknowledged that each of Messrs. Flowers, Oros and Frazer executed the support agreement solely in his capacity as a record holder or beneficial owner of shares of Enstar common stock and not in his capacity as an officer or director of Enstar.

Registration Rights Agreement

Castlewood, Trident, Mr. Flowers, Mr. Silvester and certain other shareholders of Castlewood, and the directors of Enstar, will enter into a registration rights agreement in connection with the transactions contemplated by the merger agreement and the recapitalization agreement. The registration rights agreement will become effective immediately upon the consummation of the merger. The following is a summary of the material terms of the registration rights agreement. This summary does not purport to describe all of the terms of the registration rights agreement and is qualified in its entirety by reference to the complete text of the agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part and incorporated herein by reference.

The registration rights agreement will provide that, after the expiration of one year from the date of the registration rights agreement, any of Trident, Mr. Flowers and Mr. Silvester, each referred to as a requesting holder, may require that New Enstar effect the registration under the Securities Act of all or any part of such holder’s registrable securities, as defined below. Trident is entitled to make three requests and Messrs. Flowers and Silvester are each entitled to make two requests. Notwithstanding the preceding sentence, the registration rights agreement further provides that, after the expiration of 90 days from the date of the registration rights agreement and prior to the first anniversary of such date, Trident has the right to require New Enstar to effect the registration of up to 750,000 shares of registrable securities, referred to as the Trident demand.

Upon receipt of a registration request (other than the Trident demand), New Enstar is required as promptly as reasonably practicable (but in any event within 7 days of such request) to give written notice of such request to all other holders of registrable securities. New Enstar must then use its reasonable best efforts to register all registrable securities that have been requested to be registered by the requesting holder in the registration request or by any other holder of registrable securities by written notice to New Enstar in accordance with the provisions of the registration rights agreement.

New Enstar will not be required to effect a registration request unless the aggregate number of ordinary shares proposed to be registered constitutes at least the lesser of: (1) 25% of the total number of registrable securities held by the requesting holder (or 15% in the case of the Trident demand) or (2) 10% of the total number of registrable securities held by all holders of registrable securities on the date of the registration rights agreement, or if the total number of registrable securities then outstanding is less than such amount, all of the registrable securities then outstanding. In addition, New Enstar will not be obligated to effect a registration more than once in any nine month period except that any request for registration that immediately follows the registration pursuant to the Trident demand may be as soon as six months following registration pursuant to the Trident demand. With respect to the Trident demand, New Enstar cannot include any securities other than registrable securities owned by Trident without Trident’s prior written consent.

“Registrable securities” means:

•	any ordinary shares of New Enstar issued pursuant to the merger;

•	any ordinary shares of New Enstar issued pursuant to the recapitalization agreement;

•	any ordinary shares of New Enstar issued upon exercise, exchange or conversion of any options, restricted stock units or other rights to acquire ordinary shares of New Enstar that are issued in connection with the merger or the recapitalization agreement; or

•	any equity securities issued or issuable with respect to the ordinary shares referred to above by way of conversion, exercise or exchange thereof or share dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization.

A request for registration will not constitute the use of a registration request by a requesting holder pursuant to the registration rights agreement if:

•	the requesting holder and the other holders of registrable securities holding 50% or more of the outstanding registrable securities determine in good faith to withdraw (prior to the effective date of the registration statement relating to such request) the proposed registration;

•	the registration statement relating to such request is not declared effective within 90 days of the date such registration statement is first filed with the Commission;

•	prior to the sale of at least 90% of the registrable securities included in the registration relating to such request, such registration is adversely affected by any stop order, injunction or other order or requirement of the Commission or other governmental agency, quasi-governmental agency or self-regulatory body or court for any reason and New Enstar fails to cure such stop order, injunction or other order or requirement within 30 days;

•	more than 20% of the registrable securities requested by the requesting holder to be included in the registration of an underwritten offering are not included in such offering on the advice of the managing underwriter of such offering;

•	the conditions to closing specified in any underwriting agreement or purchase agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a material breach by the requesting holder); or

•	in the case of an underwritten offering, the failure of New Enstar to cooperate fully.

New Enstar may postpone for a reasonable period of time, not to exceed 90 days, the filing or the effectiveness of a registration statement if New Enstar furnishes to the holders of registrable securities covered by such registration statement a certificate signed by the chief executive officer of New Enstar stating that the board of directors of New Enstar has determined that such registration is reasonably likely to have a material adverse effect on any proposal or plan by New Enstar to engage in any acquisition of assets or any merger, amalgamation, consolidation, tender offer or similar transaction, or otherwise would have a material adverse effect on the business, assets, operations, prospects or financial condition of New Enstar.

New Enstar cannot grant registration rights to any holder or prospective holder of any securities of New Enstar which are senior to or otherwise conflict in any material respect with the registration rights that will be provided pursuant to the registration rights agreement, without the prior written consent of either each of the requesting holders or shareholders to the agreement holding 50% or more of outstanding registrable securities and, for such time as Trident owns at least 20% of the registrable securities it owned as of the date of the registration rights agreement, Trident. New Enstar may grant additional demand or piggyback registration rights that are pari passu with the rights that will be set forth in the registration rights agreement, and any dilution of the registration rights resulting from any such pari passu rights will not be deemed to conflict with the rights that will be set forth in the registration rights agreement.

Whenever New Enstar proposes to register ordinary shares (other than a registration pursuant to a registration request under the registration rights agreement, a registration on Form S-4 or a registration relating solely to employee benefit plans), whether for its own account or for the account of one or more securityholders of New Enstar, and the registration form to be filed may be used for the registration or qualification for distribution of registrable securities, New Enstar is required to give prompt written notice to all holders of registrable securities of its intention to effect such a registration and must include in such registration, all registrable securities with respect to which New Enstar receives from the holders of registrable securities written requests for inclusion, or a piggyback registration. New Enstar may terminate or withdraw any registration initiated by it prior to the effectiveness of such registration, whether or not any holder of registrable securities has elected to include registrable securities in such registration, and except for the obligation to pay certain registration expenses, New Enstar will have no liability to any holder of registrable securities in connection with such termination or withdrawal.

For a period of 180 days from the effective date of the effectiveness of a registration statement filed in connection with a request for registration, New Enstar cannot file or cause to be effected any registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-4 or S-8 or any successor or similar forms).

If a requesting holder requests registration of any of its shares, New Enstar is required to prepare and file a registration statement with the Commission as expeditiously as possible, and no later than 45 days after receipt of such request. New Enstar is required to keep such registration statement effective for a period of either a minimum of six months (or if such registration statement relates to an underwritten offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of registrable securities by an underwriter or dealer) or such shorter period as will terminate when all the securities covered by such registration statement have been disposed of.

New Enstar will pay certain expenses in connection with any request for registration or piggyback registration in accordance with the registration rights agreement.

In the event of a requested underwritten offering, the holders of a majority of the registrable securities being registered will have the right to select the investment banker(s) and manager(s) to administer the offering, subject to New Enstar’s approval which cannot be unreasonably withheld, conditioned or delayed.

In addition to the provisions set forth above, the registration rights agreement contains other terms and conditions including those customary in agreements of this kind.

Termination

The registration rights agreement will terminate on the earliest of its termination by the consent of the holders of registrable securities holding 50% or more of the outstanding registrable securities and each of the requesting holders (but only if such requesting holder holds any registrable securities at such time) or in each case, their respective successors in interest, the date on which no shares subject to the agreement are outstanding, and the dissolution, liquidation or winding up of New Enstar.

No Transfers Letter Agreement

In connection with the merger, each of the members of the board of directors of Enstar entered into a letter agreement with Enstar, pursuant to which the directors agreed not to (1) transfer any of such director’s shares of Enstar common stock or New Enstar ordinary shares or any option to purchase shares of Enstar common stock or any option to purchase ordinary shares of New Enstar upon the assumption of any such Enstar stock options by New Enstar or (2) exercise any Enstar stock option or New Enstar option held by such person, for a period of one year following the effective time of the merger. The letter agreement contains certain exceptions to the general prohibition of transfers that are described above under the heading “— Recapitalization Agreement — Transfer Restrictions” beginning on page 73.

Repurchase of Shares Letter Agreement

Two directors of Enstar, Messrs. Armstrong and Davis, have entered into a letter agreement, dated May 23, 2006, with Castlewood pursuant to which New Enstar, subject to the consummation of the merger, agrees to repurchase from Messrs. Armstrong and Davis, upon their request, during a 30-day period commencing January 15, 2007, at the then prevailing market prices, such number of shares as provides an amount sufficient for Messrs. Armstrong and Davis to pay taxes on compensation income resulting from the exercise of options by them on May 23, 2006 for 50,000 shares of Enstar common stock in the aggregate. New Enstar’s obligation to repurchase ordinary shares is limited to 25,000 ordinary shares from each of Mr. Armstrong and Mr. Davis.

INFORMATION ABOUT CASTLEWOOD

Business

Company Overview

In 1993, Mr. Silvester, who was joined by Mr. Packer and Mr. O’Shea in 1993 and 1994, respectively, began a business venture in Bermuda to provide run-off services to the insurance and reinsurance industry. In 1995 this business was assumed by Castlewood Limited.

In 1996, Castlewood Limited formed a wholly-owned subsidiary, Castlewood (EU) Ltd. based in Guildford and London in the United Kingdom, to extend the services provided by Castlewood Limited.

In 2000, Castlewood Limited entered into a joint venture with Enstar and an affiliate of Trident II, L.P. to acquire, and for Castlewood Limited to manage, B.H. Acquisition. In connection with the formation of the joint venture, Castlewood, Enstar and an affiliate of Trident II, L.P. acquired 45%, 33% and 22% economic interests, respectively, in B.H. Acquisition.

Castlewood was formed in August 2001 under the laws of Bermuda to acquire and manage insurance and reinsurance companies in run-off, and to provide management, consulting and other services to the insurance and reinsurance industry. In connection with Castlewood’s formation, Enstar and Trident made an initial investment in Castlewood and the senior executives of Castlewood contributed their equity interests in Castlewood Limited.

Since its formation, Castlewood, through its subsidiaries, has completed several acquisitions of insurance and reinsurance companies and is now administering those businesses in run-off. Castlewood derives its earnings from the ownership and management of these companies primarily by settling insurance and reinsurance claims below the recorded loss reserves and from returns on the portfolio of investments retained to pay future claims. In addition, Castlewood has formed other businesses that provide management and consultancy services, claims inspection services and reinsurance collection services to Castlewood affiliates and third-party clients for both fixed and success-based fees.

In the primary (or direct) insurance business, the insurer assumes risk of loss from persons or organizations that are directly subject to the given risks. Such risks may relate to property, casualty, life, accident, health, financial or other perils that may arise from an insurable event. In the reinsurance business, the reinsurer agrees to indemnify an insurance or reinsurance company, referred to as the ceding company, against all or a portion of the insurance risks. When an insurer or reinsurer stops writing new insurance business or a particular line of business, the insurer, reinsurer, or the line of discontinued business is in run-off.

In recent years, the insurance industry has experienced significant consolidation. As a result of this consolidation and other factors, the remaining participants in the industry often have portfolios of business that are either inconsistent with their core competency or provide excessive exposure to a particular risk or segment of the market (i.e., property/casualty, asbestos, environmental, director and officer liability, etc.). These non-core and/or discontinued portfolios are often associated with potentially large exposures and lengthy time periods before resolution of the last remaining insured claims resulting in significant uncertainty to the insurer or reinsurer covering those risks. These factors can distract management, drive up the cost of capital and surplus for the insurer or reinsurer, and negatively impact the insurer’s or reinsurer’s credit rating, which makes the disposal of the unwanted company or portfolio an attractive option. Alternatively, the insurer may wish to maintain the business on its balance sheet, yet not divert significant management attention to the run-off of the portfolio. The insurer or reinsurer, in either case, is likely to engage a third party, such as Castlewood, that specializes in run-off management to purchase the company or portfolio, or to manage the company or portfolio in run-off.

In the sale of a run-off company, a purchaser, such as Castlewood, typically pays a discount to the book value of the company based on the risks assumed and the relative value to the seller of no longer having to manage the company in run-off. Such a transaction can be beneficial to the seller because it receives an upfront payment for the company, eliminates the need for its management to devote any attention to the disposed company and removes the risk that the established reserves for the business may prove to be inadequate. The seller is also able to redeploy its management and financial resources to its core businesses.

Alternatively, if the insurer or reinsurer hires a third party, such as Castlewood, to manage its run-off business, the insurer or reinsurer will, unlike in a sale of the business, receive little or no cash up front. Instead, the management arrangement may provide that the insurer or reinsurer will share in any profits derived from the run-off with certain incentive payments allocated to the run-off manager. By hiring a run-off manager, the insurer or reinsurer can outsource the management of the run-off business to experienced and capable individuals, while allowing its own management team to focus on the insurer’s or reinsurer’s core businesses. Although Castlewood’s desired approach to managing run-off business is to align its interests with the interests of the owners, under certain management arrangements to which Castlewood is a party, it only receives a fixed management fee and does not receive incentives.

Following the purchase of a run-off company or the engagement to manage a run-off company or portfolio of business, it is incumbent on the new owner or manager to conduct the run-off in a disciplined and professional manner in order to efficiently discharge the liabilities associated with the business while preserving and maximizing its assets. Castlewood’s approach to managing its acquired companies in run-off as well as run-off companies or portfolios of businesses on behalf of third party clients includes negotiating with third-party insureds and reinsureds to commute their insurance or reinsurance agreement for an agreed upon up-front payment by Castlewood, or the third-party client, and to more efficiently manage payment of reinsurance claims. Castlewood attempts to commute policies with direct insureds or reinsureds (sometimes called policy buy-backs), thereby eliminating uncertainty over the amount of future claims. Commutations and policy buy-backs provide an opportunity for the company to exit exposures to certain policies and insureds generally at a discount to the ultimate liability and provide the ability to eliminate exposure to further losses. Such a strategy also contributes to the reduction in the length of time and future cost of the run-off of the Company’s insurance and reinsurance companies.

Following the acquisition of a company in run-off, or new consulting engagement, Castlewood will spend time analyzing the acquired exposures and reinsurance receivables on a policyholder-by-policyholder basis. This analysis enables Castlewood to identify a target list, based on the nature and value of exposures, of those policyholders and reinsurers it wishes to approach to discuss commutation or policy buy-back. Furthermore, following the acquisition of a company in run-off, or new consulting engagement, Castlewood will often be approached by policyholders or reinsurers requesting commutation or policy buy-back. In these instances Castlewood will also carry out a full analysis of the underlying exposures in order to determine the viability of a proposed commutation or policy buy-back. From the initial analysis of the underlying exposures it may take several months, or even years, before a commutation or policy buy-back is completed. In a number of cases, if Castlewood and the policyholder or reinsurer are unable to reach a commercially acceptable settlement, the commutation or policy buy-back may not be achievable, in which case Castlewood will continue to settle valid claims from the policyholder, or collect reinsurance receivables from the reinsurer, as they become due.

Insureds and reinsureds are often willing to commute with Castlewood, subject to receiving an acceptable settlement, as this provides certainty of recovery of what otherwise may be claims that are disputed in the future, and often provides a meaningful up-front cash receipt that, with the associated investment income, can provide a source of funds to meet future claim payments or even commutation of their underlying exposure. As such, subject to negotiating an acceptable settlement, all of Castlewood’s insurance and reinsurance liabilities and reinsurance receivables are able to be either commuted or settled by way of policy buy-back over time. Many sellers of companies that Castlewood acquires have secure claims paying ratings and ongoing underwriting relationships with insureds and reinsureds which often hinders their ability to commute the underlying insurance or reinsurance policies. Castlewood’s lack of claims paying rating and its lack of potential conflicts with insureds and reinsureds of companies it acquires provides a greater ability to commute the newly acquired policies than that of the sellers.

Castlewood also attempts, where appropriate, to negotiate favorable commutations with reinsurers by securing the receipt of a lump-sum settlement from the reinsurer in complete satisfaction of the reinsurer’s liability in respect of any future claims. Castlewood, or the third-party client, is then fully responsible for any claims in the future. Castlewood typically invests proceeds from reinsurance commutations with the expectation that such investments will produce income, which, together with the principal, will be sufficient to satisfy future obligations with respect to the acquired company or portfolio.

Competitive Strengths

Castlewood believes that its competitive strengths have enabled, and will continue to enable, it to capitalize on the opportunities that exist in the run-off market. These strengths include:

•	Experienced Management Team with Proven Track Record. Dominic F. Silvester, Castlewood’s Chief Executive Officer, Paul J. O’Shea, an Executive Vice President of Castlewood, Nicholas A. Packer, an Executive Vice President of Castlewood and Richard J. Harris, Castlewood’s Chief Financial Officer, each has over 18 years of experience in the insurance and reinsurance industry. The extensive depth and knowledge of Castlewood’s management team provide it with the ability to identify, select and price companies and portfolios in run-off and to successfully manage companies and portfolios in run-off.

•	Highly Qualified, Experienced and Ideally Located Employee Base. Castlewood has been successful in recruiting a highly qualified team of experienced claims, reinsurance, financial, actuarial and legal staff located in three of the major insurance and reinsurance centers in the world: London, New York and Bermuda. The quality and breadth of experience of Castlewood’s staff enable it to offer a wide range of professional services to the industry.

•	Long-Standing Market Relationships. Castlewood’s management team has well-established personal relationships across the insurance and reinsurance industry. Castlewood uses these market relationships to identify and source business opportunities and establish itself as a leader in the run-off business.

•	Disciplined Approach to Acquisitions and Claims Management. Castlewood believes in generating profitability through a disciplined, conservative approach to both acquisitions and claims management. Castlewood closely analyzes new business opportunities to determine a company’s inherent value and Castlewood’s ability to profitably manage that company or a portfolio in run-off. Castlewood believes that its review and claims management process, combined with management of global exposures across product lines, allow it to price acquisitions on favorable terms and to profitably run-off the businesses that it acquires and manages.

•	Financial Strength. As of December 31, 2005, Castlewood had $260.9 million of shareholders’ equity without any outstanding debt. This financial strength allows Castlewood to aggressively price acquisitions that fit within its core competency and hire and retain additional management talent when necessary. Castlewood believes that its financial strength has allowed it to be recognized as a leader in the acquisition and management of run-off companies and portfolios. Castlewood’s conservative approach to managing its balance sheet reflects its commitment to maintaining its financial strength.

Strategy

Castlewood’s corporate objective is to generate returns on capital that appropriately reward it for risks it assumes. Castlewood intends to achieve this objective by executing the following strategies:

•	Establish Leadership Position in the Run-Off Market by Leveraging Management’s Experience and Relationships. Castlewood intends to continue to utilize the extensive experience and significant relationships of its senior management team to establish itself as a leader in the run-off segment of the insurance and reinsurance market. The strength and reputation of Castlewood’s management team is expected to generate opportunities for Castlewood to acquire or manage companies and portfolios in run-off, to price effectively the acquisition or management of such businesses, and, most importantly, to manage the run-off of such businesses efficiently and profitably.

•	Professionally Manage Claims. Castlewood is professional and disciplined in managing claims against run-off companies and portfolios it owns or manages. Castlewood’s management understands the need to dispose of certain risks expeditiously and cost-effectively by constantly analyzing changes in the market and efficiently settling claims with the assistance of its experienced claims adjusters and in-house and external legal counsel. When Castlewood acquires or begins managing a company or portfolio it initially determines which claims are valid through the use of experienced in-house adjusters and claims experts. Castlewood pays valid claims on a timely basis, and looks to well-documented policy exclusions and coverage issues where applicable and litigates when necessary to avoid invalid claims under existing policies and reinsurance agreements.

•	Commutation of Assumed Liabilities and Ceded Reinsurance Assets. Using detailed analysis and actuarial projections, Castlewood negotiates with the policyholders of the insurance and reinsurance companies or portfolios it owns or manages with a view to commuting insurance and reinsurance liabilities for an agreed upon up-front payment at a discount to the ultimate liability. Such commutations can take the form of policy buy-backs and structured settlements over fixed periods of time. Castlewood also negotiates with reinsurers to commute their reinsurance agreements providing coverage to Castlewood’s subsidiaries on terms that Castlewood believes to be favorable based on then-current market knowledge. Castlewood invests the proceeds from reinsurance commutations with the expectation that such investments will produce income, which, together with the principal, will be sufficient to satisfy future obligations with respect to the acquired company or portfolio.

•	Continue Commitment to Highly Disciplined Acquisition, Management, and Reinsurance Practices. Castlewood utilizes a disciplined approach to minimize risk and increase the probability of positive operating results from acquisitions and companies and portfolios it manages. Castlewood carefully reviews acquisition candidates and management engagements for consistency with accomplishing its long-term objective of producing positive operating results. Castlewood focuses its investigation on the risk exposure, claims practices, reserve requirements, outstanding claims and its ability to price an acquisition or engagement on terms that will provide positive operating results. In particular, Castlewood carefully reviews all outstanding claims and case reserves, and follows a highly disciplined approach to managing allocated loss adjustment expenses, such as the cost of defense counsel, expert witnesses, and related fees and expenses.

•	Manage Capital Prudently. Castlewood manages its capital prudently relative to its risk exposure and liquidity requirements to maximize profitability and long-term growth in shareholder value. Castlewood’s capital management strategy is to deploy capital efficiently to acquisitions, reinsurance opportunities and to establish (and re-establish, when necessary) adequate loss reserves to protect against future adverse developments.

Acquisition of Insurers or Portfolios in Run-Off

Castlewood specializes in the negotiated acquisition and management of insurance and reinsurance companies and portfolios in run-off. Castlewood approaches, or is approached by, primary insurers or reinsurance providers with portfolios of business to be sold or managed in run-off. Castlewood evaluates each opportunity presented by carefully reviewing the portfolio’s risk exposures, claim practices, reserve requirements and outstanding claims, and seeking an appropriate discount or seller indemnification to reflect the uncertainty contained in the portfolio’s reserves. Based on this initial analysis, Castlewood can determine if a company or portfolio of business would add value to its current portfolio of run-off business. If Castlewood determines to pursue the purchase of a company in run-off, it then proceeds to price the acquisition in a manner it believes will result in positive operating results based on certain assumptions including, without limitation, its ability to favorably resolve claims, negotiate with direct insureds and reinsurers, and otherwise manage the nature of the risks posed by the business.

With respect to its U.K., European and Bermudian insurance and reinsurance subsidiaries, Castlewood is able to pursue strategies to achieve complete finality and conclude the run-off of a company by promoting a solvent scheme of arrangement whereby a local court-sanctioned scheme, approved by a statutory majority of voting creditors, provides for a one-time full and final settlement of an insurance or reinsurance company’s obligations to its policyholders.

Acquisitions to Date

In November 2001, a wholly-owned subsidiary of Castlewood completed the acquisition of two reinsurance companies in run-off, River Thames Insurance Company Limited, or River Thames, based in London, England, and Overseas Reinsurance Corporation Limited, or Overseas Reinsurance, based in Bermuda. The total purchase price of River Thames and Overseas Reinsurance was approximately $15.2 million.

In August 2002, Castlewood purchased Hudson Reinsurance Company Limited, or Hudson, a Bermuda-based company, for approximately $4.1 million. Hudson reinsured risks relating to property, casualty and workers’ compensation on a worldwide basis, and Castlewood is now administering the run-off of its claims.

In March 2003, Castlewood and Shinsei Bank, Limited, or Shinsei, completed the acquisition of The Toa-Re Insurance Company (UK) Limited, a London-based subsidiary of The Toa Reinsurance Company, Limited, for approximately $46.4 million. Upon completion of the transaction, Toa-Re’s name was changed to Hillcot Re Limited. Hillcot Re Limited underwrote reinsurance business throughout the world between 1980 and 1994, when it stopped writing new business and went into run-off. The acquisition was effected through Hillcot Holdings Ltd., or Hillcot, a Bermuda company, in which Castlewood has a 50.1% economic interest and a 50% voting interest. Hillcot is included in Castlewood’s consolidated financial statements, with the remaining 49.9% economic interest reflected as minority interest. J. Christopher Flowers, a member of Castlewood’s board of directors and, following the merger, one of New Enstar’s largest shareholders, is a director and the largest shareholder of Shinsei. Castlewood’s results of operations include the results of Hillcot Re Limited from the date of acquisition in March 2003.

During 2004, Castlewood, through one of its subsidiaries, completed the acquisition of Mercantile Indemnity Company Ltd., or Mercantile, Harper Insurance Limited, or Harper (formerly Turegum Insurance Company) and Longmynd Insurance Company Ltd., or Longmynd (formerly Security Insurance Company (UK) Ltd.) for a total purchase price of approximately $4.5 million. Castlewood recorded an extraordinary gain of approximately $21.8 million in 2004 relating to the current excess of the fair value of the net assets acquired over the cost of these acquisitions.

In May 2005, Castlewood, through one of its subsidiaries, purchased Fieldmill Insurance Company Limited (formerly known as Harleysville Insurance Company (UK) Limited) for approximately $1.4 million.

In March 2006, Castlewood and Shinsei, through Hillcot, completed the acquisition of Aioi Insurance Company of Europe Limited, or Aioi Europe, a London-based subsidiary of Aioi Insurance Company, Limited. Aioi Europe has underwritten general insurance and reinsurance business in Europe for its own account until 2002 when it generally ceased underwriting, and placed its general insurance and reinsurance business into run-off. The aggregate purchase price paid for Aioi Europe was £62 million (approximately $108.9 million), with £50 million in cash paid upon the closing of the transaction and £12 million in the form of a promissory note, payable twelve months from the date of the closing. Upon completion of the transaction, Aioi Europe changed its name to Brampton Insurance Company Limited. Castlewood recorded an extraordinary gain of approximately $4.3 million, net of minority interest, in 2006 relating to the current excess of the fair value of the net assets acquired over the cost of this acquisition. In April 2006, Hillcot Holdings Limited borrowed approximately $44 million from an international bank to partially assist with the financing of the Aioi Europe acquisition. Following a repurchase by Aioi Europe of its shares valued at £40 million in May 2006, Hillcot Holdings repaid the promissory note and reduced the bank borrowings to $19.2 million, which is repayable in 2010.

In connection with the recapitalization, Castlewood will purchase the interest of an affiliate of Trident, in B.H. Acquisition, a company partially owned by Castlewood, Enstar and an affiliate of Trident II, L.P. Following the merger, B.H. Acquisition will be an indirect wholly-owned subsidiary of Castlewood. In July 2000, B.H. Acquisition acquired as an operating business two reinsurance companies, Brittany Insurance Company Ltd., or Brittany, and Compagnie Europeénne d’Assurances Industrielles S.A., or CEAI. Brittany and CEAI are principally engaged in the active management of books of reinsurance business from international markets.

Management of Run-Off Portfolios

Castlewood is a party to several management engagements pursuant to which it has agreed to manage the run-off portfolio of a third party. Such arrangements are advantageous for third-party insurers because they allow a third-party insurer to focus their management efforts on their core competency while allowing them to maintain the portfolio of business on their balance sheet. In addition, Castlewood’s expertise in managing portfolios in run-off allows the third-party insurer the opportunity to potentially realize positive operating results if Castlewood achieves its objectives in management of the run-off portfolio. Castlewood specializes in the collection of reinsurance receivables through its indirect subsidiary Kinsale Brokers Limited. Through Castlewood’s subsidiaries, Castlewood (US) Inc. and Cranmore Adjusters Limited, Castlewood also specializes in providing claims inspection services whereby Castlewood is engaged by third-party insurance and reinsurance providers to review certain of their existing insurance and reinsurance exposures, relationships, policies and/or claims history.

Castlewood’s primary objective in structuring its management arrangements is to align the third-party insurer’s interests with those of Castlewood. Consequently, management agreements typically are structured so that Castlewood receives fixed fees in connection with the management of the run-off portfolio and also typically receives certain incentive payments based on a portfolio’s positive operating results.

Management Agreements

Castlewood has entered into approximately 15 management agreements with third-party clients to manage certain run-off portfolios with gross loss reserves (as of June 30, 2006) of approximately $3 billion. The fees generated by these engagements include both fixed and incentive-based remuneration based on Castlewood’s success in achieving certain objectives. These agreements do not include the recurring engagements managed by Castlewood’s special claims inspection and reinsurance collection subsidiaries, Cranmore Adjusters Limited and Kinsale Brokers Limited, respectively.

Claims Management and Administration

An integral factor to Castlewood’s success is its ability to analyze, administer, manage and settle claims and related expenses, such as loss adjustment expenses. Castlewood’s claims teams are located in different offices within its organization and provide global claims support. Castlewood has implemented claims handling guidelines and claims reporting and control procedures in all of its claims units. To ensure that claims are handled and reported in accordance with these guidelines, all claims matters are reviewed regularly, with all material claims matters being circulated to and reviewed by management prior to any action being taken.

When Castlewood receives notice of a claim, regardless of size and regardless of whether it is a paid claim request or a reserve advice, it is reviewed and recorded within its claims system reserving Castlewood’s rights where appropriate. Claims reserve movements and payments are reviewed daily, with any material movements being reported to management for review. This enables “flash reporting” of significant events and potential insurance or reinsurance losses to be communicated to senior management worldwide on a timely basis irrespective from which geographical location or business unit location the exposure arises.

Castlewood also is able to efficiently manage claims and obtain savings through its extensive relationships with defense counsel (both in-house and external), liquidators, third-party claims administrators and other professional advisors and experts. Castlewood has developed relationships and protocols to reduce the number of outside counsel by consolidating claims of similar types and complexity with appropriate law firms specializing in the particular type of claim. This approach has enabled Castlewood to more efficiently manage outside counsel and other third parties, thereby reducing expenses, and to establish closer relationships with ceding companies.

When appropriate, Castlewood negotiates with direct insureds to buy back policies either on favorable terms or to mitigate against potential future indemnity exposures and legal costs in an uncertain and constantly evolving legal environment. Where appropriate, Castlewood also pursues commutations on favorable terms with ceding companies of reinsurance business in order to realize savings or to mitigate against potential future indemnity exposures and legal costs. Such buy-backs and commutations eliminate all past, present and future liability to direct insureds and reinsureds in return for a lump sum payment.

With regard to reinsurance receivables, Castlewood manages cash flow by working with reinsurers, brokers and professional advisors to achieve fair and prompt payment of reinsured claims, taking appropriate legal action to secure receivables where necessary. Castlewood also attempts where appropriate to negotiate favorable commutations with its reinsurers by securing a lump sum settlement from reinsurers in complete satisfaction of the reinsurer’s past, present and future liability in respect of such claims. Properly priced commutations reduce the expense of adjusting direct claims and pursuing collection of reinsurance receivables (both of which may often involve extensive legal expense), realize savings, remove the potential future volatility of claims and reduce required regulatory capital.

Reserves for Unpaid Losses and Loss Adjustment Expense

Applicable insurance laws require Castlewood to maintain reserves to cover its estimated losses under insurance policies that it has assumed and for loss adjustment expense, or LAE, relating to the investigation, administration and settlement of policy claims. Castlewood’s LAE reserves consist of both reserves for allocated loss adjustment expenses, or ALAE, and for unallocated loss adjustment expenses, or ULAE. ALAE are linked to the settlement of an individual claim or loss, whereas ULAE reserve is based on the Company’s estimates of future costs to administer the claims.

Castlewood and its subsidiaries establish losses and LAE reserves for individual claims by evaluating reported claims on the basis of:

•	its knowledge of the circumstances surrounding the claim;

•	the severity of the injury or damage;

•	the jurisdiction of the occurrence;

•	the potential for ultimate exposure;

•	the type of loss; and

•	its experience with the line of business and policy provisions relating to the particular type of claim.

Because a significant amount of time can lapse between the assumption of risk, the occurrence of a loss event, the reporting of the event to an insurance or reinsurance company and the ultimate payment of the claim on the loss event, the liability for unpaid losses and LAE is based largely upon estimates. Castlewood’s management must use considerable judgment in the process of developing these estimates. The liability for unpaid losses and LAE for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported, or IBNR. Such reserves, including IBNR reserves, are estimated by management based upon loss reports received from ceding companies, supplemented by Castlewood’s own estimates of losses for which no ceding company loss reports have yet been received.

In establishing reserves, management also considers actuarial estimates of ultimate losses. Castlewood’s actuaries employ generally accepted actuarial methodologies and procedures to estimate ultimate losses and loss expenses. In addition, a loss reserve study is prepared by an independent actuary annually in order to provide additional insight into the reasonableness of Castlewood’s reserves for losses and loss expenses.

Castlewood’s loss reserves are largely related to casualty exposures including latent exposures primarily relating to asbestos and environmental, or A&E, as discussed below. In establishing the reserves for unpaid claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, reserves are established to cover loss development related to both known and unasserted claims.

The estimation of unpaid claim liabilities is subject to a high degree of uncertainty for a number of reasons. Unpaid claim liabilities for property and casualty exposures in general are impacted by changes in the legal environment, jury awards, medical cost trends, and general inflation. Moreover, for latent exposures in particular, developed case law and adequate claims history do not exist. There is significant coverage litigation involved with these exposures which creates further uncertainty in the estimation of the liabilities. As such, for these types of exposures, it is especially unclear whether past claim experience will be representative of future claim experience. Ultimate values for such claims cannot be estimated using reserving techniques that extrapolate losses to an ultimate basis using loss development factors, and the uncertainties surrounding the estimation of unpaid claim liabilities are not likely to be resolved in the near future. Further, there can be no assurance that the reserves established by Castlewood will be adequate or will not be adversely affected by the development of other latent exposures. The actuarial methods used to estimate ultimate loss and ALAE for Castlewood’s latent exposures are discussed below.

Non-latent claims are less significant to Castlewood, both in terms of reserves held, and in terms of risk of significant reserve deficiency. For the non-latent loss exposures, a range of traditional loss development extrapolation techniques is applied. Incremental paid and incurred loss development methodologies are the most commonly used methods. Traditional cumulative paid and incurred loss development methods are used where inception-to-date, cumulative paid and reported incurred loss development history is available.

These methods assume that cohorts, or groups, of losses from similar exposures will increase over time in a predictable manner. Historical paid and incurred loss development experience is examined for earlier underwriting years to make inferences about how later underwriting years’ losses will develop. Where company-specific loss information is not available or not reliable, industry loss development information published by reliable industry sources such as the Reinsurance Association of America is considered.

The reserving process is intended to reflect the impact of inflation and other factors affecting loss payments by taking into account changes in historical payment patterns and perceived trends. However, there is no precise method for the subsequent evaluation of the adequacy of the consideration given to inflation, or to any other specific factor, or to the way one factor may affect another.

The loss development tables below show changes in Castlewood’s gross and net loss reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the frequency and severity of losses for individual years. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate.

The tables below show Castlewood’s loss reserve development for the years indicated. The first table shows, in the first section of the table, Castlewood’s gross reserve for unpaid losses (including IBNR losses) and LAE and gross reserve for unpaid losses (including IBNR losses). The second table shows, in the first section of the table, Castlewood’s reserve for unpaid losses (including IBNR losses) and LAE net of reinsurance and reserve for unpaid losses (including IBNR losses) net of reinsurance. The second section of each table shows Castlewood’s re-estimates of the reserve excluding ULAE in later years. The third section of each table shows the cumulative amounts of losses paid as of the end of each succeeding year. The “cumulative redundancy” line in each table represents, as of the date indicated, the difference between the latest re-estimated liability and the reserves as originally estimated.

	2001	2002	2003	2004	2005
	(in thousands of U.S. dollars)

Gross reserve for unpaid losses and loss adjustment expenses	$419,717	$284,409	$381,531	$1,047,313	$806,559
1 Yr Later	348,279	302,986	365,913	900,274
2 Yrs Later	360,558	299,281	284,583
3 Yrs Later	359,771	278,020
4 Yrs Later	332,904
Gross paid losses
1 Yr Later	97,036	43,721	19,260	110,193
2 Yrs Later	123,844	64,900	43,082
3 Yrs Later	142,282	84,895
4 Yrs Later	160,193
Cumulative redundancy	86,813	6,389	96,948	147,039

	2001	2002	2003	2004	2005
	(in thousands of U.S. dollars)

Net reserve for unpaid losses and loss adjustment expenses	$224,507	$184,518	$230,155	$736,660	$593,160
1 Yr Later	190,768	176,444	220,712	653,039
2 Yrs Later	176,118	178,088	164,319
3 Yrs Later	180,635	138,251
4 Yrs Later	135,219
Net paid losses
1 Yr Later	38,634	10,557	11,354	78,488
2 Yrs Later	32,291	24,978	6,312
3 Yrs Later	44,153	17,304
4 Yrs Later	34,483
Cumulative redundancy	89,288	46,267	65,836	83,621

The following table provides a reconciliation of the liability for losses and LAE, net of reinsurance ceded:

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in thousands of U.S. dollars)

Net reserves for losses and loss adjustment expenses, beginning of period	$593,160	$736,660	$736,660	$230,155	$184,518	$224,507	$—
Incurred related to prior years	(6,780)	(5,423)	(96,007)	(13,706)	(24,044)	(48,758)	(90)
Paids related to prior years	(27,456)	(40,051)	(69,007)	(19,019)	(4,094)	(32,272)	(2,260)
Effect of exchange rate movement	4,838	(13,756)	3,652	4,124	10,575	6,774	2,750
Acquired on acquisition of subsidiaries	208,248	17,862	17,862	535,106	63,200	34,267	224,107

Net reserves for losses and loss adjustment expenses, end of period	$772,010	$695,292	$593,160	$736,660	$230,155	$184,518	$224,507

Prior period estimates of net loss and loss adjustment expense liabilities may change as Castlewood’s management considers the combined impact of commutations, policy buy-backs, settlement of losses on carried reserves and the trend of incurred loss development compared to prior forecasts.

Commutations provide an opportunity for Castlewood to exit exposures to entire policies with insureds and reinsureds at a discount to the previously estimated ultimate liability. Castlewood’s internal and external actuaries eliminate all prior historical loss development that relates to commuted exposures and apply their actuarial methodologies to the remaining aggregate exposures and revised historical loss development information to reassess estimates of ultimate liabilities.

Policy buy-backs provide an opportunity for Castlewood to settle individual policies and losses usually at a discount to carried advised loss reserves. As part of Castlewood’s routine claims settlement operations, claims will settle at either below or above the carried advised loss reserve. The impact of policy buy-backs and the routine settlement of claims updates historical loss development information to which actuarial methodologies are applied often resulting in revised estimates of ultimate liabilities. Castlewood’s actuarial methodologies include industry benchmarking which, under certain methodologies (discussed further under “Critical Accounting Policies” on page 122), compares the trend of Castlewood’s loss development to that of the industry. To the extent that the trend of Castlewood’s loss development compared to the industry changes in any period it is likely to have an impact on the estimate of ultimate liabilities.

Net reduction in loss and loss adjustment expense liabilities for the six months ended June 30, 2006 and 2005 were $6.8 million and $5.4 million, respectively. The net reduction in loss and loss adjustment expense liabilities for both three-month periods was primarily attributable to the reduction in estimates of loss adjustment expense liabilities relating to 2006 and 2005 run-off activity partially offset by reductions in estimates of reinsurance balances receivable.

Net reduction in loss and loss adjustment expense liabilities for the year ended December 31, 2005 was $96.0 million, excluding the impacts of adverse foreign exchange rate movements of $3.7 million and including both net reduction in loss and loss adjustment expense liabilities of $7.4 million relating to companies acquired during the year and premium and commission adjustments triggered by incurred losses of $1.3 million. The net reduction in loss and loss adjustment expense liabilities for 2005 was primarily attributable to a reduction in estimates of net ultimate losses of $65.3 million, partly comprised of favorable incurred loss development during the year of $5.9 million, whereby advised case and LAE reserves of $74.9 million were settled for net paid losses of $69.0 million. The favorable incurred loss development arose from approximately 68 commutations of assumed and ceded exposures at less than case and

LAE reserves, the settlement of losses in the year below carried reserves and lower incurred adverse loss development compared to industry averages the combination of which resulted in reductions in actuarial estimates of IBNR losses of $59.4 million. Of the 68 commutations completed during 2005, ten were among the top ten cedant and/or reinsurance exposures of the individual Castlewood reinsurance subsidiaries involved. The remaining 58 were of smaller size, consistent with Castlewood’s approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. As a result of the collection of certain reinsurance receivables, against which bad debt provisions had been provided in earlier periods, Castlewood reduced its aggregate provisions for bad debt by $20.2 million in 2005. During 2005, Castlewood reduced its estimate of loss adjustment expense liabilities by $10.5 million relating to 2005 run-off activity.

Net reduction in loss and loss adjustment expense in 2004 amounted to $13.7 million, excluding the impacts of adverse foreign exchange rate movements of $4.1 million and including premium and commission adjustments triggered by incurred losses of $0.1 million. Total favorable net incurred loss development during 2004 of $14.7 million, whereby advised case and LAE reserves of $33.7 million were settled for net paid losses of $19.0 million, included adverse incurred development of asbestos and environmental exposures the combination of which resulted in a net increase in IBNR loss reserves of $15.7 million. The increase in IBNR of $15.7 million offset by the favorable incurred development of $14.7 million resulted in an increase in net ultimate losses of $1 million. The favorable incurred loss development arose from approximately 36 commutations of assumed and ceded exposures at less than case and LAE reserves and the settlement of losses in the year below carried reserves. Of the 36 commutations completed during 2004, three were among the top ten cedant and/or reinsurance exposures of the individual Castlewood reinsurance subsidiaries involved. The remaining 33 were of smaller size, consistent with Castlewood’s approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. There was no change to the provisions for bad debts in 2004. In 2004, Castlewood reduced its estimate of loss adjustment expense liabilities by $14.7 million relating to 2004 run-off activity.

Net reduction in loss and loss adjustment expense liabilities for the year ended December 31, 2003 was $24.0 million, excluding the impacts of adverse foreign exchange rate movements of $10.6 million and including net reduction in loss and loss adjustment expense liabilities of $5.4 million relating to companies acquired during the year. The net reduction in loss and loss adjustment expense liabilities for 2003 was primarily attributable to a reduction in estimates of ultimate net losses of $13.6 million, partly comprised of favorable incurred loss development during the year of $5.8 million, whereby advised case and LAE reserves of $9.9 million were settled for net paid losses of $4.1 million. The favorable incurred loss development arose from approximately 13 commutations of assumed and ceded exposures at less than case and LAE reserves and the settlement of losses in the year below carried reserves which contributed to reductions in actuarial estimates of IBNR losses of $7.8 million. Of the 13 commutations completed during 2003, two were among the top ten cedant and/or reinsurance exposures of the individual Castlewood reinsurance subsidiaries involved. The remaining 11 were of smaller size, consistent with Castlewood’s approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. During 2003, Castlewood reduced its estimate of loss adjustment expense liabilities by $10.4 million relating to 2003 run-off activity.

Net reduction in loss and loss adjustment expense liabilities for the year ended December 31, 2002 was $48.8 million, excluding the impacts of adverse foreign exchange rate movements of $6.8 million and including premium and commission adjustments triggered by incurred losses of $8.2 million. The net reduction in loss and loss adjustment expense liabilities for 2002 was primarily attributable to a reduction in estimates of ultimate net losses of $50.7 million, primarily as a result of the commutation of Castlewood’s single largest reinsurance liability and reinsurance receivable with one counter party as well as favorable incurred loss development during the year, whereby advised case and LAE reserves of $21.7 million were settled for net paid losses of $32.3 million. The commutation of Castlewood’s largest liability and receivable together with favorable incurred loss development, that arose from approximately ten commutations of assumed and ceded exposures and the settlement of losses below carried reserves which contributed to reductions in actuarial estimates of IBNR losses of $61.2 million. Of the ten commutations completed during 2002, excluding the largest, one was among the top ten cedant and/or reinsurance exposures. The remaining nine were of smaller size, consistent with Castlewood’s approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. During 2002, Castlewood increased its estimate of loss adjustment expense liabilities by $1.9 million relating to 2002 run-off activity.

The loss development tables below relate to B.H. Acquisition. The first table shows, in the first section of the table, B.H. Acquisition’s gross reserve for unpaid losses (including IBNR losses) and LAE and gross reserve for unpaid losses (including IBNR losses). The second table shows, in the first section of the table, B.H. Acquisition’s reserve for unpaid losses (including IBNR losses) and LAE net of reinsurance and reserve for unpaid losses (including IBNR losses) net of reinsurance. The second section of each table shows B.H. Acquisition’s re-estimates of the reserve in later years. The third section of each table shows the cumulative amounts of losses paid as of the end of each succeeding year. The “cumulative redundancy (deficiency)” line in each table represents, as of the date indicated, the difference between the latest re-estimated liability and the reserves as originally estimated.

	2000	2001	2002	2003	2004	2005
	(in thousands of U.S. dollars)
Gross reserve for unpaid losses and loss adjustment expenses	$114,813	$100,635	$72,421	$71,217	$62,349	$58,470
1 Yr Later	111,047	77,741	86,975	69,372	64,263
2 Yrs Later	90,404	80,324	87,351	71,539
3 Yrs Later	92,987	80,699	91,495
4 Yrs Later	93,363	84,844
5 Yrs Later	97,507
Gross paid losses
1 Yr Later	10,412	5,320	15,759	7,023	5,793
2 Yrs Later	17,983	9,107	25,002	15,046
3 Yrs Later	21,770	18,350	33,025
4 Yrs Later	31,013	26,374
5 Yrs Later	39,037
Cumulative Redundancy (Deficiency)	17,306	15,792	(19,074)	(323)	(1,914)

	2000	2001	2002	2003	2004	2005
	(in thousands of U.S. dollars)

Net reserve for unpaid losses and loss adjustment expenses	$82,988	$72,540	$48,579	$42,712	$38,832	$55,712
1 Yr Later	76,348	51,649	52,837	41,269	36,439
2 Yrs Later	57,708	43,935	53,615	39,129
3 Yrs Later	49,994	44,713	53,452
4 Yrs Later	50,772	44,550
5 Yrs Later	50,609
Net paid losses
1 Yr Later	3,808	3,070	10,125	2,437	(19,273)
2 Yrs Later	9,129	1,223	14,782	(14,606)
3 Yrs Later	7,282	5,881	(2,260)
4 Yrs Later	11,939	(11,162)
5 Yrs Later	(5,103)
Cumulative Redundancy	32,379	27,990	(4,873)	3,582	2,393

The following table provides a reconciliation of the liability for losses and LAE, net of reinsurance ceded for B.H. Acquisition.

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in thousands of U.S. dollars)

Net reserves for Losses and Loss Expenses, beginning of period	$55,712	$38,832	$38,832	$42,712	$48,578	$72,540	$82,988
Incurred Related to Prior Years	157	1	(50)	(1,713)	2,068	(23,588)	(2,711)
Paids Related to Prior Years	(1,285)	(1,377)	19,274	(2,437)	(10,125)	(3,071)	(3,808)
Effect of Exchange Rate Movement	1,273	(940)	(2,344)	270	2,191	2,697	(3,929)

Net Reserves for Losses and Loss Expenses, end of period	$55,857	$36,516	$55,712	$38,832	$42,712	$48,578	$72,540

During 2005, B.H. Acquisition negotiated and completed a commutation transaction with a major reinsurer whereby B.H. Acquisition’s right to recover future losses ceded to the reinsurer was exchanged for a payment of $23 million. The paid loss recoveries in the year, including the $23 million commutation receipt, exceeded the gross paid losses resulting in a net paid recovery in the year.

Asbestos and Environmental (A&E) Exposure

General A&E Exposures

A number of Castlewood’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Castlewood under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean-up costs arising from environmental pollution. These policies, and the associated claims, are referred to as A&E exposures. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding A&E claims. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related LAE. The majority of these claims differ from any other type of claim because there is inadequate loss development and there is significant uncertainty regarding what, if any, coverage exists, to which, if any, policy years claims are attributable and which, if any, insurers/reinsurers may be liable. These uncertainties are exacerbated by lack of clear judicial precedent and legislative interpretations of coverage that may be inconsistent with the intent of the parties to the insurance contracts and expand theories of liability. The insurance and reinsurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is, thus, confronted with continuing uncertainty in its efforts to quantify A&E exposures.

Castlewood’s A&E exposure is managed out of its offices in the United Kingdom and Rhode Island and centrally managed from the United Kingdom. In light of the intensive claim settlement process for these claims, which involves comprehensive fact gathering and subject matter expertise, management believes it is prudent to have a centrally managed claim facility to handle A&E claims on behalf of all of Castlewood’s subsidiaries. Castlewood’s A&E claims staff, headed by a U.S.-qualified attorney experienced in A&E liabilities, proactively manages, on a cost effective basis, the A&E claims submitted to Castlewood’s insurance and reinsurance subsidiaries. The staff employs professional and disciplined claim handling strategies to achieve favorable results for Castlewood’s insurance and reinsurance subsidiaries and its clients while minimizing costs.

Castlewood’s independent, external actuaries use industry benchmarking methodologies to estimate appropriate IBNR reserves for Castlewood’s A&E exposures. These methods are based on comparisons of Castlewood’s loss experience on A&E exposures relative to industry loss experience on A&E exposures. Estimates of IBNR are derived separately for each relevant Castlewood subsidiary and, for some subsidiaries, separately for distinct portfolios of exposure. The discussion that follows describes, in greater detail, the primary actuarial methodologies used by Castlewood’s independent actuaries to estimate IBNR for A&E exposures.

In addition to the specific considerations for each method described below, many general factors are considered in the application of the methods and the interpretation of results for each portfolio of exposures. These factors include the mix of product types (e.g. primary insurance versus reinsurance of primary versus reinsurance of reinsurance), the average attachment point of coverages (e.g. first-dollar primary versus umbrella over primary versus high-excess), payment and reporting lags related to the international domicile of Castlewood subsidiaries, payment and reporting pattern acceleration due to large “wholesale” settlements (e.g. policy buybacks and commutations) pursued by Castlewood, lists of individual risks remaining and general trends within the legal and tort environments.

1. Paid Survival Ratio Method.  In this method, Castlewood’s expected annual average payment amount is multiplied by an expected future number of payment years to get an indicated reserve. Castlewood’s historical calendar year payments are examined to determine an expected future annual average payment amount. This amount is multiplied by an expected number of future payment years to estimate a reserve. Trends in calendar year payment activity are considered when selecting an expected future annual average payment amount. Accepted industry benchmarks are used in determining an expected number of future payment years. Each year, annual payments data is updated, trends in payments are re-evaluated and changes to benchmark future payment years are reviewed. This method has advantages of ease of application and simplicity of assumptions. A potential disadvantage of the method is that results could be misleading for portfolios of high excess exposures where significant payment activity has not yet begun.

2. Paid Market Share Method.  In this method, Castlewood’s estimated market share is applied to the industry estimated unpaid losses. The ratio of Castlewood’s historical calendar year payments to industry historical calendar year payments is examined to estimate Castlewood’s market share. This ratio is then applied to the estimate of industry unpaid losses. Each year, calendar year payment data is updated (for both Castlewood and industry), estimates of industry unpaid losses are reviewed and the selection of Castlewood’s estimated market share is revisited. This method has the advantage that trends in calendar-year market share can be incorporated into the selection of company share of remaining market payments. A potential disadvantage of this method is that it is particularly sensitive to assumptions regarding the time-lag between industry payments and Castlewood payments.

3. Reserve-to-Paid Method.  In this method, the ratio of estimated industry reserves to industry paid-to-date losses is multiplied by Castlewood’s paid-to-date losses to estimate Castlewood’s reserves. Specific considerations in the application of this method include the completeness of Castlewood’s paid-to-date loss information, the potential acceleration or deceleration in Castlewood’s payments (relative to the industry) due to Castlewood’s claims handling practices, and the impact of large individual settlements. Each year, paid-to-date loss information is updated (for both Castlewood and the industry) and updates to industry estimated reserves are reviewed. This method has the advantage of relying purely on paid loss data and so is not influenced by subjectivity of case reserve loss estimates. A potential disadvantage is that the application to Castlewood portfolios which do not have complete inception-to-date paid loss history could produce misleading results.

4. IBNR:Case Ratio Method.  In this method, the ratio of estimated industry IBNR reserves to industry case reserves is multiplied by Castlewood’s case reserves to estimate Castlewood IBNR reserves. Specific considerations in the application of this method include the presence of policies reserved at policy limits, changes in overall industry case reserve adequacy and recent loss reporting history for Castlewood. Each year, Castlewood case reserves are updated, industry reserves are updated and the applicability of the industry IBNR:case ratio is reviewed. This method has the advantage that it incorporates the most recent estimates of amounts needed to settle open cases included in current case reserves. A potential disadvantage is that results could be misleading where Castlewood case reserve adequacy differs significantly from overall industry case reserve adequacy.

5. Ultimate-to-Incurred Method.  In this method, the ratio of estimated industry ultimate losses to industry incurred-to-date losses is applied to Castlewood incurred-to-date losses to estimate Castlewood’s IBNR reserves. Specific considerations in the application of this method include the completeness of Castlewood’s incurred-to-date loss information, the potential acceleration or deceleration in Castlewood’s incurred losses (relative to the industry) due to Castlewood’s claims handling practices and the impact of large individual settlements. Each year incurred-to-date loss information is updated (for both Castlewood and the industry) and updates to industry estimated ultimate losses are reviewed. This method has the advantage that it incorporates both paid and case reserve information in projecting ultimate losses. A potential disadvantage is that results could be misleading where cumulative paid loss data is incomplete or where Castlewood case reserve adequacy differs significantly from overall industry case reserve adequacy.

Within the annual loss reserve studies produced by Castlewood’s external actuaries, exposures for each subsidiary are separated into homogeneous reserving categories for the purpose of estimating IBNR. Each reserving category contains either direct insurance or assumed reinsurance reserves and groups relatively similar types of risks and exposures (for example asbestos, environmental, casualty, property) and lines of business written (for example marine, aviation, non-marine). Based on the exposure characteristics and the nature of available data for each individual reserving category, a number of methodologies are applied. Recorded reserves for each category are selected from the indications produced by the various methodologies after consideration of exposure characteristics, data limitations and strengths and weaknesses of each method applied. This approach to estimating IBNR has been consistently adopted in the annual loss reserve studies for each period presented.

As of December 31, 2005, Castlewood had nine separate insurance and/or reinsurance subsidiaries whose reserves are categorized into approximately 170 reserve categories in total, including 15 distinct asbestos reserving categories and 18 distinct environmental reserving categories.

The five methodologies described above are applied for each of the 15 asbestos reserving categories and each of the 18 environmental reserving categories. As is common in actuarial practice, no one methodology is exclusively or consistently relied upon when selecting a recorded reserve. Consistent reliance on a single methodology to select a recorded reserve would be inappropriate in light of the dynamic nature of both the asbestos and environmental liabilities in general, and the actual Castlewood exposure portfolios in particular.

In selecting a recorded reserve, management considers the range of results produced by the methods, and the strengths and weaknesses of the methods in relation to the data available and the specific characteristics of the portfolio under consideration. Trends in both Castlewood data and industry data are also considered in the reserve selection process. Recent trends or changes in the relevant tort and legal environments are also considered when assessing methodology results and selecting an appropriate recorded reserve amount for each portfolio.

The liability for unpaid losses and LAE, inclusive of A&E reserves, reflects Castlewood’s best estimate for future amounts needed to pay losses and related LAE as of each of the balance sheet dates reflected in the financial statements herein in accordance with GAAP. As of December 31, 2005, Castlewood had net loss reserves of $325.9 million for asbestos-related claims and $58.1 million for environmental pollution-related claims. The following table provides an analysis of Castlewood’s gross and net loss and ALAE reserves from A&E exposures at year-end 2005, 2004 and 2003 and the movement in gross and net reserves for those years:

	Year Ended December 31,
	2005		2004		2003
	Gross	Net	Gross	Net	Gross	Net
	(in thousands of U.S. dollars)

Provision for A&E claims and ALAE at January 1	$743,294	$479,048	$196,217	$92,745	$154,856	$48,746
A&E losses and ALAE incurred during the year	(93,705)	(31,566)	(4,216)	(29,348)	44,660	43,035
A&E losses and ALAE paid during the year	(78,635)	(69,014)	(9,436)	(4,087)	(12,220)	(4,177)
Provision for A&E claims and ALAE acquired during the year	7,125	5,489	560,729	419,738	8,921	5,141

Provision for A&E claims and ALAE at December 31	$578,079	$383,957	$743,294	$479,048	$196,217	$92,745

Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and expense. Castlewood believes that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally, only policies underwritten prior to 1986 have potential asbestos exposure, since most policies underwritten after this date contain an absolute asbestos exclusion.

In recent years, especially from 2001 through 2003, the industry has experienced increasing numbers of asbestos claims, including claims from individuals who do not appear to be impaired by asbestos exposure. Since 2003, however, new claim filings have been fairly stable. It is possible that the increases observed in the early part of the decade were triggered by various state tort reforms (discussed immediately below). At this point, Castlewood can not predict whether claim filings will return to pre-2004 levels, remain stable, or begin to decrease.

Since 2001, several U.S. states have proposed, and in many cases enacted, tort reform statutes that impact asbestos litigation by, for example, making it more difficult for a diverse group of plaintiffs to jointly file a single case, reducing “forum-shopping” by requiring that a potential plaintiff must have been exposed to asbestos in the state in which he/she files a lawsuit, or permitting consolidation of discovery. These statutes typically apply to suits filed after a stated date. When a statute is proposed or enacted, asbestos defendants often experience a marked increase in new lawsuits, as plaintiffs’ attorneys seek to file suit before the effective date of the legislation. Some of this increased claim volume likely represents an acceleration of valid claims that would have been brought in the future, while some claims will likely prove to have little or no merit. As many of these claims are still pending, Castlewood cannot predict what portion of the increased number of claims represent valid claims. Also, the acceleration of claims increases the uncertainty surrounding projections of future claims in the affected jurisdictions.

During the same timeframe as tort reform, the U.S. federal and various U.S. state governments sought comprehensive asbestos reform to manage the growing court docket and costs surrounding asbestos litigation, in addition to the increasing number of corporate bankruptcies resulting from overwhelming asbestos liabilities. Whereas the federal government has thus far unsuccessfully pursued the establishment of a national asbestos trust fund at an estimated cost of $140 billion, states, including Texas and Florida, have implemented a medical criteria approach that only permits litigation to proceed when a plaintiff can establish and demonstrate actual physical impairment.

Much like tort reform, asbestos litigation reform has also spurred a significant increase in the number of lawsuits filed in advance of the law’s enactment. Castlewood cannot predict whether the drop off in the number of filed claims is due to the accelerated number of filings or an actual trend decline in alleged asbestos injuries.

Environmental Pollution Exposures

Environmental pollution claims represent another significant exposure for Castlewood. However, environmental claims have been developing as expected over the past few years as a result of stable claim trends. Claims against Fortune 500 companies are generally declining, and while insureds with single-site exposures are still active, in many cases claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buy-backs.

Despite the stability of recent trends, there remains significant uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. Approximately 1,200 sites are included on the National Priorities List (NPL) of the United States Environmental Protection Agency. State authorities have separately identified many additional sites and, at times, aggressively implement site cleanups. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, as with asbestos liability and coverage issues, judicial precedent regarding liability and coverage issues regarding pollution claims does not provide clear guidance. There is also uncertainty as to the federal “Superfund” law itself and, at this time, Castlewood cannot predict what, if any, reforms to this law might be enacted by the U.S. Congress, or the effect of any such changes on the insurance industry.

Other Latent Exposures

While Castlewood does not view health hazard exposures such as silica and tobacco as becoming a material concern, recent developments in lead litigation have caused Castlewood to watch these matters closely. Recently, municipal and state governments have had success, using a public nuisance theory, pursuing the former makers of lead pigment for the abatement of lead paint in certain home dwellings. As lead paint was used almost exclusively into the early 1970’s, large numbers of old housing stock contain lead paint that can prove hazardous to people and, particularly, children. Although governmental success has been limited thus far, Castlewood continues to monitor developments carefully due to the size of the potential awards sought by plaintiffs.

Investments

Investment Strategy and Guidelines

Castlewood derives a significant portion of its income from its invested assets. As a result, its operating results depend in part on the performance of its investment portfolio. Because of the unpredictable nature of losses that may arise under Castlewood’s insurance and reinsurance subsidiaries’ insurance or reinsurance policies and as a result of Castlewood’s opportunistic commutation strategy, Castlewood’s liquidity needs can be substantial and may arise at any time. Castlewood generally follows a conservative investment strategy designed to emphasize the preservation of its invested assets and provide sufficient liquidity for the prompt payment of claims and settlement of commutation payments. Castlewood’s cash and cash equivalent portfolio is mainly comprised of high-grade fixed deposits and commercial paper with maturities of less than three months, liquid reserve funds and money market funds. Castlewood’s investment portfolio consists primarily of high investment grade-rated, liquid, fixed-maturity securities of short-to-medium term duration and an enhanced cash mutual fund — 95.2% of its total investment portfolio consists of investment grade securities. In addition, Castlewood has investments in a limited partnership, and has committed to invest in two private investment funds that are non-investment grade securities — these investments accounted for 4.8% of Castlewood’s total investment portfolio as of June 30, 2006. Assuming the commitments to the two private investment funds were fully funded as of June 30, 2006 out of cash balances on hand at that time, the percentage of investments held in other than investment grade securities would increase to 16.5%.

Castlewood strives to structure its investments in a manner that recognizes its liquidity needs for future liabilities. In that regard, Castlewood attempts to correlate the maturity and duration of its investment portfolio to its general liability profile. If Castlewood’s liquidity needs or general liability profile unexpectedly change, it may not continue to structure its investment portfolio in its current manner and would adjust as necessary to meet new business needs.

Castlewood’s investment performance is subject to a variety of risks, including risks related to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond Castlewood’s control. A significant increase in interest rates could result in significant losses, realized or unrealized, in the value of Castlewood’s investment portfolio. Alternative investments, such as the commitment to the J.C. Flowers II L.P., or J.C. Flowers Fund, subject Castlewood to restrictions on redemption, which may limit its ability to withdraw funds for some period of time after the initial investment. The values of, and returns on, such investments may also be more volatile.

Investment Committee and Investment Manager

The investment committee of Castlewood’s board of directors supervises its investment activity. The investment committee regularly monitors Castlewood’s overall investment results which it ultimately reports to the board of directors.

Castlewood has engaged Goldman Sachs to provide discretionary investment management services. Castlewood has agreed to pay investment management fees based on the month-end market values of a portion of the investments in the portfolio. The fees, which vary depending on the amount of assets under management, are included in net investment income. Castlewood also pays investment advisory fees to Enstar. These fees are also included as part of net investment income.

Castlewood’s Portfolio

Accounting Treatment

Castlewood’s investments primarily consist of fixed income securities. Castlewood’s fixed income investments are comprised of both available-for-sale investments and held to maturity investments as defined in FAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available-for-sale investments are carried at their fair market value on the balance sheet date and held to maturity investments are carried at their amortized cost. Unrealized gains and losses on available-for-sale investments, which represent the difference between the amortized cost and the fair market value of securities, are reported in the balance sheet, as accumulated other comprehensive income in a separate component of shareholders’ equity.

Composition as of June 30, 2006

As of June 30, 2006, Castlewood’s aggregate invested assets totaled approximately $1,106.1 million. Aggregate invested assets include cash and cash equivalents, restricted cash and cash equivalents, fixed-maturity securities, an enhanced cash mutual fund which invests in fixed income and money market securities denominated in U.S. dollars with average target duration of nine months, an investment in a limited partnership and an investment in a private investment fund.

The following table shows the types of securities in Castlewood’s portfolio, including cash equivalents, and their fair market values and amortized costs as of June 30, 2006:

	June 30, 2006
	Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value
	(in thousands of U.S. dollars)

Cash and cash equivalents(1)	$513,893	$0	$0	$513,893

U.S. government & agencies	210,350	0	(4,601)	205,749
Non-U.S. government securities	82,344	114	(26)	82,432
Corporate securities	70,804	0	(2,960)	67,844

Fixed income	363,498	114	(7,587)	356,025
Enhanced cash fund	200,296	0	0	200,296
Investment in limited partnership	26,006	0	0	26,006
Private investment fund	2,326	0	0	2,326

Total investments(2)	592,126	114	(7,587)	584,653

Total cash and investments	$1,106,019	$114	$(7,587)	$1,098,546

(1)	Includes restricted cash and cash equivalents of $51,805.

(2)	The difference between the total amortized cost of investments above and the investments recorded under U.S. GAAP, shown on pages 15 and F-32, is attributable to the net unrealized gain on certain investments classified as available-for-sale under U.S. GAAP, which are recorded at fair market value.

U.S. Government and Agencies

U.S. government and agency securities are comprised primarily of bonds issued by the U.S. Treasury, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

Non-U.S. Government Securities

Non-U.S. government securities represent the fixed income obligations of non-U.S. governmental entities.

Corporate Securities

Corporate securities are comprised of bonds issued by corporations that are diversified across a wide range of issuers and industries. The largest single issuer of corporate securities in Castlewood’s portfolio was Goldman Sachs Group Inc., which represented 36.7% of the aggregate amount of corporate securities and had a credit rating of AAA by Standard & Poor’s, as of June 30, 2006.

Enhanced Cash Fund

Enhanced cash mutual funds invest in fixed income and money market securities denominated in U.S. dollars with average target duration of nine months.

Investment in Limited Partnership

In December 2005, Castlewood invested approximately $24.5 million in New NIB Partners LP, or NIB Partners, a Province of Alberta limited partnership, in exchange for an approximately 1.4% limited partnership interest. NIB Partners was formed for the purpose of purchasing, together with certain affiliated entities, 100% of the outstanding share capital of NIBC N.V. (formerly, NIB Capital N.V.) and its affiliates, or NIBC. NIBC is a merchant bank focusing on the mid-market segment in northwest Europe with a global distribution network. New NIB Partners and certain related entities are indirectly controlled by New NIB Limited, an Irish corporation. Mr. Flowers is a director of New NIB Limited and is on the supervisory board of NIBC. Certain affiliates of J.C. Flowers I LP also participated in the acquisition of NIBC. Certain officers and directors of Castlewood made personal investments in NIB Partners.

Private Investment Funds

Castlewood has made a capital commitment of up to $10 million in the GSC European Mezzanine Fund II, LP, or GSC. GSC invests in mezzanine securities of middle and large market companies throughout Western Europe. As at June 30, 2006, the capital contributed to the Fund was $2.3 million with the remaining commitment being $7.7 million. The $10 million represents 8.9% of the total commitments made to GSC.

Castlewood has also committed $75 million to the J.C. Flowers Fund, a private investment fund formed by J.C. Flowers & Co. LLC. The fund held an initial closing in June 2006 and, in August 2006, Castlewood funded $5.7 million of its $75 million commitment. Castlewood intends to use cash on hand to fund this commitment. J.C. Flowers & Co. LLC is controlled by Mr. Flowers.

Ratings as of June 30, 2006

The investment ratings (provided by major rating agencies) for Castlewood’s investments held as of June 30, 2006 and the percentage of investments they represented on that date were as follows:

	June 30, 2006
			Percentage of
		Fair Market	Total Fair
	Amortized Cost	Value	Market Value
	(in thousands of U.S. dollars)

U.S. government & agencies	$210,350	$205,749	35.2%
AAA	339,206	336,727	57.6%
AA	3,368	3,242	0.6%
A	9,923	9,693	1.7%
BBB	947	910	0.2%
Not rated	28,332	28,332	4.7%

Total	$592,126	$584,653	100%

The amounts shown as not rated relate to Castlewood’s investment in the limited partnership and private investment fund.

Maturity Distribution as of June 30, 2006

The maturity distribution for total investments held as of June 30, 2006 was as follows:

	June 30, 2006
	Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value
	(in thousands of U.S. dollars)

Due within one year	$338,649	114	$(208)	$338,555
Due after one year through five	220,396	0	(5,985)	214,411
Due after five year through ten years	15,170	0	(511)	14,659
Due after ten years	17,911	0	(883)	17,028

Total	$592,126	114	$(7,587)	$584,653

Investment Returns for the Three and Six Months Ended June 30, 2006

Castlewood’s investment returns for the three months ended June 30, 2006 and year ended December 31, 2005 were as follows:

	Three Months Ended	Six Months Ended	Year Ended
	June 30, 2006	June 30, 2006	December 31, 2005
	(in thousands of U.S. dollars)

Investment income	$11,145	$20,805	$28,236
Net realized gains (losses) on sale	(79)	(79)	1,268

Net investment income	$11,066	$20,726	$29,504

Effective annualized yield(1)	3.91%	4.16%	3.23%

(1)	Effective annualized yield is calculated by dividing net investment income by the average balance of aggregate invested assets, on an amortized cost basis.

Regulation

General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Castlewood is subject to extensive regulation under applicable statutes in the United Kingdom, Bermuda, Belgium and other jurisdictions.

Bermuda

As a holding company, Castlewood is not subject to Bermuda insurance regulations. However, the Insurance Act 1978 of Bermuda and related regulations, as amended, or, together, the Insurance Act, regulate the insurance business of Castlewood’s operating subsidiaries in Bermuda and provide that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer by the Bermuda Monetary Authority under the Insurance Act. Insurance as well as reinsurance is regulated under the Insurance Act. The Bermuda Monetary Authority, in deciding whether to grant registration, has broad discretion to act as it deems in the public interest. The Bermuda Monetary Authority is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise to operate an insurance business. The continued registration of an applicant as an insurer is subject to it complying with the terms of its registration and any other conditions the Bermuda Monetary Authority may impose from time to time.

An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the Bermuda Monetary Authority on matters connected with the discharge of the Bermuda Monetary Authority’s functions. Sub-committees of the Insurance Advisory Committee supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The day-to-day supervision of insurers is the responsibility of the Bermuda Monetary Authority.

The Insurance Act also imposes on Bermuda insurance companies certain solvency and liquidity standards and auditing and reporting requirements and grants the Bermuda Monetary Authority powers to supervise, investigate, require information and the production of documents and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers.  The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. Castlewood’s regulated Bermuda subsidiaries, which are incorporated to carry on general insurance and reinsurance business, are registered as Class 2 or 3 insurers in Bermuda and are regulated as such under the Insurance Act. These regulated Bermuda subsidiaries are not licensed to carry on long-term business. Long-term business broadly includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that are not long-term business.

Principal Representative.  An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, each of Castlewood’s regulated Bermuda subsidiaries’ principal offices is at P.O. Box HM 2267, Windsor Place, 3rd Floor, 18 Queen Street, in Hamilton, Bermuda, and each of their principal representatives is Castlewood Limited. Without a reason acceptable to the Bermuda Monetary Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act in that capacity, unless 30 days’ notice in writing is given to the Bermuda Monetary Authority. It is the duty of the principal representative, forthwith on reaching the view that there is a likelihood that the insurer will become insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred, to notify the Bermuda Monetary Authority and, within 14 days of such notification, to make a report in writing to the Bermuda Monetary Authority setting forth all the particulars of the case that are available to the principal representative. For example, any failure by the insurer to comply substantially with a condition imposed upon the insurer by the Bermuda Monetary Authority relating to a solvency margin or a liquidity or other ratio would be a reportable “event.”

Independent Approved Auditor.  Every registered insurer must appoint an independent auditor who will audit and report annually on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Castlewood’s regulated Bermuda subsidiaries, are required to be filed annually with the Bermuda Monetary Authority. The independent auditor must be approved by the Bermuda Monetary Authority and may be the same person or firm that audits Castlewood’s consolidated financial statements and reports for presentation to its shareholders. Castlewood’s regulated Bermuda subsidiaries’ independent auditor is Deloitte & Touche, who also audits Castlewood’s consolidated financial statements.

Loss Reserve Specialist.  As a registered Class 2 or 3 insurer, each of Castlewood’s regulated Bermuda insurance and reinsurance subsidiaries is required, every year, to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its losses and loss expenses provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the Bermuda Monetary Authority. Christopher Diamantoukos of Ernst & Young LLP has been approved to act as the loss reserve specialist for each of Castlewood’s regulated Bermuda insurance and reinsurance subsidiaries.

Statutory Financial Statements.  Each of Castlewood’s regulated Bermuda subsidiaries must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of these statutory financial statements, which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto. Each of Castlewood’s regulated Bermuda subsidiaries is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. GAAP and are distinct from the financial statements prepared for presentation to an insurer’s shareholders under the Companies Act. As a general business insurer, each of Castlewood’s regulated Bermuda subsidiaries is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the Bermuda Monetary Authority.

Annual Statutory Financial Return.  Each of Castlewood’s regulated Bermuda Class 2 and 3 insurance and reinsurance subsidiaries are required to file with the Bermuda Monetary Authority a statutory financial return no later than six or four months, respectively, after its fiscal year end unless specifically extended upon application to the Bermuda Monetary Authority. The statutory financial return for a Class 2 or 3 insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, solvency certificates, the statutory financial statements, and the opinion of the loss reserve specialist. The solvency certificates must be signed by the principal representative and at least two directors of the insurer certifying that the minimum solvency margin has been met and whether the insurer has complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether, in its opinion, it was reasonable for the directors to make these certifications. If an insurer’s accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

Minimum Liquidity Ratio.  The Insurance Act provides a minimum liquidity ratio for general business insurers, like Castlewood’s regulated Bermuda insurance and reinsurance subsidiaries. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include, but are not limited to, cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are some categories of assets which, unless specifically permitted by the Bermuda Monetary Authority, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. Relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (i.e., liabilities which are not otherwise specifically defined).

Minimum Solvency Margin and Restrictions on Dividends and Distributions.  Under the Insurance Act, the value of the general business assets of a Class 2 or 3 insurer, such as Castlewood’s regulated Bermuda subsidiaries, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Each of Castlewood’s regulated Bermuda subsidiaries is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

For Class 2 insurers:

•	$250,000;

•	20% of net premiums written (being gross premiums written less any premiums ceded by the insurer) if net premiums do not exceed $6,000,000 or $1,200,000 plus 10% of net premiums written which exceed $6,000,000; and

•	10% of net losses and loss expense reserves.

For Class 3 insurers:

•	$1,000,000;

•	20% of net premiums written (being gross premiums written less any premiums ceded by the insurer) if net premiums do not exceed $6,000,000 or $1,200,000 plus 15% of net premiums written which exceed $6,000,000; and

•	15% of net losses and loss expense reserves.

Each of Castlewood’s regulated Bermuda insurance and reinsurance subsidiaries is prohibited from declaring or paying any dividends during any fiscal year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any fiscal year, each of Castlewood’s regulated Bermuda subsidiaries will be prohibited, without the approval of the Bermuda Monetary Authority, from declaring or paying any dividends during the next financial year.

Each of Castlewood’s regulated Bermuda insurance and reinsurance subsidiaries is prohibited, without the approval of the Bermuda Monetary Authority, from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements.

Additionally, under the Companies Act, Castlewood and each of its regulated Bermuda subsidiaries may declare or pay a dividend, or make a distribution from contributed surplus, only if it has no reasonable grounds for believing that it is, or will after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets will thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Supervision, Investigation and Intervention.  The Bermuda Monetary Authority may appoint an inspector with extensive powers to investigate the affairs of Castlewood’s regulated Bermuda insurance and reinsurance subsidiaries if the Bermuda Monetary Authority believes that such an investigation is in the best interests of its policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the Bermuda Monetary Authority, the Bermuda Monetary Authority may direct Castlewood’s regulated Bermuda insurance and reinsurance subsidiaries to produce documents or information relating to matters connected with its business. In addition, the Bermuda Monetary Authority has the power to require the production of documents from any person who appears to be in possession of those documents. Further, the Bermuda Monetary Authority has the power, in respect of a person registered under the Insurance Act, to appoint a professional person to prepare a report on any aspect of any matter about which the Bermuda Monetary Authority has required or could require information. If it appears to the Bermuda Monetary Authority to be desirable in the interests of the clients of a person registered under the Insurance Act, the Bermuda Monetary Authority may also exercise the foregoing powers in relation to any company which is, or has at any relevant time been, (1) a parent company, subsidiary company or related company of that registered person, (2) a subsidiary company of a parent company of that registered person, (3) a parent company of a subsidiary company of that registered person or (4) a controlling shareholder of that registered person, which is a person who either alone or with any associate or associates, holds 50% or more of the shares of that registered person or is entitled to exercise, or control the exercise of, more than 50% of the voting power at a general meeting of shareholders of that registered person. If it appears to the Bermuda Monetary Authority that there is a risk of a regulated Bermuda insurance and reinsurance subsidiary becoming insolvent, or that a regulated Bermuda insurance and reinsurance subsidiary is in breach of the Insurance Act or any conditions imposed upon its registration, the Bermuda Monetary Authority may, among other things, direct such subsidiary (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase its liabilities, (3) not to make certain investments, (4) to liquidate certain investments, (5) to maintain in, or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (7) to limit such subsidiary’s premium income.

Disclosure of Information.  In addition to powers under the Insurance Act to investigate the affairs of an insurer, the Bermuda Monetary Authority may require insurers and other persons to furnish information to the Bermuda Monetary Authority. Further, the Bermuda Monetary Authority has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda. Such powers are subject to restrictions. For example, the Bermuda Monetary Authority must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the Bermuda Monetary Authority must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality. Under the Companies Act, the Minister of Finance has been given powers to assist a foreign regulatory authority that has requested assistance in connection with inquiries being carried out by it in the performance of its regulatory functions. The Minister’s powers include requiring a person to furnish him or her with information, to produce documents to him or her, to attend and answer questions and to give assistance in connection with inquiries. The Minister must be satisfied that the assistance requested by the foreign regulatory authority is for the purpose of its regulatory functions and that the request is in relation to information in Bermuda which a person has in his possession or under his control. The Minister must consider, among other things, whether it is in the public interest to give the information sought.

Certain Other Bermuda Law Considerations.  Although Castlewood is incorporated in Bermuda, it is classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Pursuant to its non-resident status, Castlewood may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its ordinary shares.

Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As “exempted” companies, neither Castlewood nor any of its regulated Bermuda subsidiaries may, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years), (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000, or (3) the carrying on of business of any kind for which it is not licensed in Bermuda, except in limited circumstances such as doing business with another exempted undertaking in furtherance of its business carried on outside Bermuda. Each of Castlewood’s regulated Bermuda subsidiaries is a licensed insurer in Bermuda, and, as such, may carry on activities from Bermuda that are related to and in support of its insurance business.

Ordinary shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 of Bermuda, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority must approve all issues and transfers of securities of a Bermuda exempted company. Where any equity securities (meaning shares which entitle the holder to vote for or appoint one or more directors or securities which by their terms are convertible into shares which entitle the holder to vote for or appoint one or more directors) of a Bermuda company are listed on an appointed stock exchange (which includes Nasdaq) the Bermuda Monetary Authority has given general permission for the issue and subsequent transfer of any securities of the company from and/or to a non-resident for so long as any such equity securities of the company remain so listed.

The Bermuda government actively encourages foreign investment in “exempted” entities like Castlewood and its regulated Bermuda subsidiaries that are based in Bermuda, but which do not operate in competition with local businesses. Castlewood and its regulated Bermuda subsidiaries are not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax or to any foreign exchange controls in Bermuda.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of a permanent resident’s certificate or holders of a working resident’s certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian, holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standard requirements for the advertised position. In 2004, the Bermuda government announced a new immigration policy limiting the duration of work permits to six years, with specified exemptions for “key” employees. The categories of “key” employees include senior executives (chief executive officers, presidents through vice presidents), managers with global responsibility, senior financial posts (treasurers, chief financial officers through controllers, specialized qualified accountants, quantitative modeling analysts), certain legal professionals (general counsels, specialist attorneys, qualified legal librarians and knowledge managers), senior insurance professionals (senior underwriters, senior claims adjusters), experienced/specialized brokers, actuaries, specialist investment traders/analysts and senior information technology engineers/managers. All of Castlewood’s executive officers who work in its Bermuda office have obtained work permits.

United States

Castlewood has four indirect wholly-owned non-insurance subsidiaries organized under the laws of the State of Delaware. Each of these entities provides services to the insurance industry including the management of insurance portfolios in run-off and forensic claims inspection. Castlewood’s United States subsidiaries are not subject to regulation in the United States as insurance companies, and are generally not subject to other insurance regulations.

If Castlewood acquires insurance or reinsurance run-off operations in the United States, those subsidiaries operating in the United States would be subject to extensive regulation.

United Kingdom

General.  On December 1, 2001, the U.K. Financial Services Authority, or the FSA, assumed its full powers and responsibilities as the single statutory regulator responsible for regulating the financial services industry in respect of the carrying on of “regulated activities” (including deposit taking, insurance, investment management and most other financial services business by way of business in the U.K.), with the purpose of maintaining confidence in the U.K. financial system, providing public understanding of the system, securing the proper degree of protection for consumers and helping to reduce financial crime. It is a criminal offense for any person to carry on a regulated activity in the U.K. unless that person is authorized by the FSA and has been granted permission to carry on that regulated activity or falls under an exemption.

Insurance business (which includes reinsurance business) is authorized and supervised by the FSA. Insurance business in the United Kingdom is divided between two main categories: long-term insurance (which is primarily investment-related) and general insurance. It is not possible for an insurance company to be authorized in both long-term and general insurance business. These two categories are both divided into “classes” (for example: permanent health and pension fund management are two classes of long-term insurance; damage to property and motor vehicle liability are two classes of general insurance). Under the Financial, Services and Markets Act 2000 (“FSMA”), effecting or carrying out contracts of insurance, within a class of general or long-term insurance, by way of business in the United Kingdom, constitutes a regulated activity requiring individual authorization. An authorized insurance company must have permission for each class of insurance business it intends to write.

Certain of Castlewood’s regulated U.K. subsidiaries, as authorized insurers, would be able to operate throughout the E.U., subject to certain regulatory requirements of the FSA and in some cases, certain local regulatory requirements. An insurance company with FSA authorization to write insurance business in the United Kingdom can seek consent from the FSA to allow it to provide cross-border services in other member states of the E.U. As an alternative, FSA consent may be obtained to establish a branch office within another member state. Although in run-off, Castlewood’s regulated U.K. subsidiaries remain regulated by the FSA, but may not underwrite new business.

As FSA authorized insurers, the insurance and reinsurance businesses of Castlewood’s regulated U.K. subsidiaries are subject to close supervision by the FSA. The FSA has implemented specific requirements for senior management arrangements, systems and controls of insurance and reinsurance companies under its jurisdiction, which place a strong emphasis on risk identification and management in relation to the prudential regulation of insurance and reinsurance business in the United Kingdom.

Supervision.  The FSA carries out the prudential supervision of insurance companies through a variety of methods, including the collection of information from statistical returns, review of accountants’ reports, visits to insurance companies and regular formal interviews.

The FSA has adopted a risk-based approach to the supervision of insurance companies. Under this approach the FSA performs a formal risk assessment of insurance companies or groups carrying on business in the U.K. periodically. The periods between U.K. assessments vary in length according to the risk profile of the insurer. The FSA performs the risk assessment by analyzing information which it receives during the normal course of its supervision, such as regular prudential returns on the financial position of the insurance company, or which it acquires through a series of meetings with senior management of the insurance company. After each risk assessment, the FSA will inform the insurer of its views on the insurer’s risk profile. This will include details of any remedial action that the FSA requires and the likely consequences if this action is not taken.

Solvency Requirements.  The Integrated Prudential Sourcebook requires that insurance companies maintain a required solvency margin at all times in respect of any general insurance undertaken by the insurance company. The calculation of the required margin in any particular case depends on the type and amount of insurance business a company writes. The method of calculation of the required solvency margin is set out in the Integrated Prudential Sourcebook, and for these purposes, all insurer’s assets and liabilities are subject to specific valuation rules which are set out in the Integrated Prudential Sourcebook. Failure to maintain the required solvency margin is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised. For financial years ending on or after January 1, 2004, the calculation of the required solvency margin has been amended as a result of the implementation of the EU Solvency I Directives. In respect of liability business accepted, 150% of the actual premiums written and claims incurred must be included in the calculation, which has had the effect of increasing the required solvency margin of

Castlewood’s regulated U.K. subsidiaries. Castlewood continuously monitors the solvency capital position of the U.K. subsidiaries and maintains capital in excess of the required solvency margin.

Each insurance company writing various classes of business is required by the Integrated Prudential Sourcebook to maintain equalization provisions calculated in accordance with the provisions of the Integrated Prudential Sourcebook.

Insurers are required to calculate an Enhanced Capital Requirement or ECR, in addition to their required solvency margin. This represents a more risk-sensitive calculation than the previous required solvency margin requirements and is used by the FSA as its benchmark in assessing its Individual Capital Adequacy Standards. Insurers must maintain financial resources which are adequate, both as to amount and quality, to ensure that there is no significant risk that its liabilities cannot be met as they come due. In order to carry out the assessment as to the necessary financial resources that are required, insurers are required to identify the major sources of risk to its ability to meet its liabilities as they come due, and to carry out stress and scenario tests to identify an appropriate range of realistic adverse scenarios in which the risk crystallizes and to estimate the financial resources needed in each of the circumstances and events identified. In addition, the FSA gives Individual Capital Guidance, or ICG, regularly to insurers and reinsurers following receipt of individual capital assessments, prepared by firms themselves. The FSA’s guidance may be that a company should hold more or less than its then current level of regulatory capital, or that the company’s regulatory capital should remain unaltered. Castlewood calculated the ECR for its regulated U.K. subsidiaries for the period ended December 31, 2005 and submitted those calculations in April 2006 to the FSA as part of their statutory filings. In all instances, Castlewood’s U.K. subsidiaries had capital in excess of their ECR requirements.

In addition, an insurer (other than a pure reinsurer) that is part of a group is required to perform and submit to the FSA a solvency margin calculation return in respect of its ultimate parent undertaking, in accordance with the FSA’s rules. This return is not part of an insurer’s own solvency return and hence will not be publicly available. Although there is no requirement for the parent undertaking solvency calculation to show a positive result, the FSA may take action where it considers that the solvency of the insurance company is or may be jeopardized due to the group solvency position. Further, an insurer is required to report in its annual returns to the FSA all material related party transactions (e.g., intra group reinsurance, whose value is more than 5% of the insurer’s general insurance business amount).

Restrictions on Dividend Payments.  U.K. company law prohibits Castlewood’s regulated U.K. subsidiaries from declaring a dividend to their shareholders unless they have “profits available for distribution.” The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the United Kingdom insurance regulatory laws impose no statutory restrictions on a general insurer’s ability to declare a dividend, the FSA strictly controls the maintenance of each insurance company’s required solvency margin within its jurisdiction. The FSA’s rules require Castlewood’s regulated U.K. subsidiaries to obtain FSA approval for any proposed or actual payment of a dividend.

Reporting Requirements.  U.K. insurance companies must prepare their financial statements under the Companies Act of 1985 (as amended), which requires the filing with Companies House of audited financial statements and related reports. In addition, U.K. insurance companies are required to file with the FSA regulatory returns, which include a revenue account, a profit and loss account and a balance sheet in prescribed forms. Under the Interim Prudential Sourcebook for Insurers, audited regulatory returns must be filed with the FSA within two months and 15 days (or three months where the delivery of the return is made electronically). Castlewood’s regulated U.K. insurance subsidiaries are also required to submit abridged quarterly information to the FSA.

Supervision of Management.  The FSA closely supervises the management of insurance companies through the approved persons regime, by which any appointment of persons to perform certain specified “controlled functions” within a regulated entity, must be approved by the FSA.

Change of Control.  FSMA regulates the acquisition of “control” of any U.K. insurance company authorized under FSMA. Any company or individual that (together with its or his associates) directly or indirectly acquires 10% or more of the shares in a U.K. authorized insurance company or its parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such authorized insurance company or its parent company, would be considered to have acquired “control” for the purposes of the relevant legislation, as would a person who had significant influence over the management of such authorized insurance company or its parent company by virtue of his shareholding or voting power in either. A purchaser of 10% or more of Castlewood’s ordinary shares would therefore be considered to have acquired “control” of Castlewood’s regulated U.K. subsidiaries.

Under FSMA, any person proposing to acquire “control” over a U.K. authorized insurance company must give prior notification to the FSA of his intention to do so. The FSA would then have three months to consider that person’s application to acquire “control.” In considering whether to approve such application, the FSA must be satisfied that both the acquirer is a fit and proper person to have such “control” and that the interests of consumers would not be threatened by such acquisition of “control.” Failure to make the relevant prior application could result in action being taken against Castlewood by the FSA.

Intervention and Enforcement.  The FSA has extensive powers to intervene in the affairs of an authorized person, culminating in the ultimate sanction of the removal of authorization to carry on a regulated activity. FSMA imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by FSMA, and to enforce the provisions of FSMA-related rules made by the FSA. The FSA has power, among other things, to enforce and take disciplinary measures in respect of breaches of both the Interim Prudential Sourcebook for Insurers and breaches of the conduct of business rules generally applicable to authorized persons.

The FSA also has the power to prosecute criminal offenses arising under FSMA, and to prosecute insider dealing under Part V of the Criminal Justice Act of 1993, and breaches of money laundering regulations. The FSA’s stated policy is to pursue criminal prosecution in all appropriate cases.

Passporting.  European Union directives allow Castlewood’s regulated U.K. subsidiaries to conduct business in European Union states other than the United Kingdom in compliance with the scope of permission granted these companies by the FSA without the necessity of additional licensing or authorization in other European Union jurisdictions. This ability to operate in other jurisdictions of the European Union on the basis of home state authorization and supervision is sometimes referred to as “passporting.” Insurers may operate outside their home member state either on a “services” basis or on an “establishment” basis. Operating on a “services” basis means that the company conducts permitted businesses in the host state without having a physical presence there, while operating on an “establishment” basis means the company has a branch or physical presence in the host state. In both cases, a company remains subject to regulation by its home regulator, and not by local regulatory authorities, although the company nonetheless may have to comply with certain local rules. In addition to European Union member states, Norway, Iceland and Liechtenstein (members of the broader European Economic Area) are jurisdictions in which this passporting framework applies.

Belgium and Austria

Castlewood indirectly owns, through B.H. Acquisition, Paget Holdings Limited, or Paget, an Austrian holding company, which owns Compagnie Européenne d’Assurances Industrielles S.A., or CEAI, a registered reinsurer domiciled in Belgium. CEAI currently is in run-off and does not write new business. The insurance operations of CEAI are subject to Belgian insurance laws. CEAI is required to comply with the terms of its registration and any other conditions the BFIC may impose from time to time. Under the applicable insurance laws and regulations, BFIC must be informed about and approve the management structure, the directors, and current management. The BFIC also regulates solvency and certain operations and activities of Belgian insurers.

Paget is generally subject to the laws of Austria. Because the principal activity of Paget is owning CEAI, Paget is not required to be licensed by Austrian authorities.

Switzerland and Luxembourg

Castlewood indirectly owns Harper Holding SARL, or Harper Holding, a Luxembourg holding company, which owns Harper Insurance Limited, or Harper Insurance, a reinsurer domiciled in Switzerland. Because the activities of Harper Insurance are limited to reinsurance run-off, it is not required to be licensed by Swiss authorities.

Harper Holding is a private limited liability company, incorporated under the laws of the Grand-Duchy of Luxembourg, generally subject to the laws of Luxembourg. Because the principal activity of Harper Holding is owning Harper Insurance, Harper Holding is not required to be licensed by Luxembourg authorities.

Barbados

Castlewood indirectly owns Denman Holdings Limited, or Denman, a Barbados holding company. Denman is generally subject to the laws of Barbados. Because Denman is dormant and does not own any insurance or reinsurance companies, it is not subject to Barbados laws that regulate insurance companies.

Competition

Castlewood competes in international markets with domestic and international reinsurance companies to acquire and manage reinsurance companies in run-off. The acquisition and management of reinsurance companies in run-off is highly competitive. Some of these competitors have greater financial resources than Castlewood, have been operating for longer than Castlewood and have established long-term and continuing business relationships throughout the reinsurance industry, which can be a significant competitive advantage. As such, Castlewood may not be able to compete successfully in the future for suitable acquisition candidates or run-off portfolio management engagements.

Employees

As of September 30, 2006, Castlewood had approximately 189 employees, 4 of whom were executive officers. All non-Bermudian employees who operate out of Castlewood’s Bermuda office are subject to approval of any required work permits. None of Castlewood’s employees are covered by collective bargaining agreements, and its management believes that its relationship with its employees is excellent.

Properties

Castlewood leases office space in the locations set forth below. Castlewood believes that this office space is sufficient for the conduct of its business.

Entity	Location	Square Feet	Lease Expiration

Castlewood Limited	Hamilton, Bermuda	8,250	August 7, 2009
Castlewood (EU) Limited	Guildford, England	11,498	March 31, 2007
Castlewood (EU) Limited	London, England	1,820	September 29, 2006
River Thames Insurance Company	London, England	6,329	March 24, 2015
Castlewood Limited	Dublin, Ireland	670	January 1, 2007
Castlewood (US) Inc.	Tampa, FL	8,859	October 31, 2008
Castlewood (US) Inc.	New York, NY	378	October 30, 2014

Castlewood owns two apartments in Guildford, England. Castlewood (US) Inc. and one apartment in New York, NY. Each of these apartments are for use by Castlewood employees while visiting these locations for business purposes.

Litigation

Castlewood is, from time to time, involved in various legal proceedings in the ordinary course of business, including litigation regarding claims. Castlewood does not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on its business, results of operations or financial condition. Nevertheless, Castlewood cannot assure you that lawsuits, arbitrations or other litigation will not have a material adverse effect on its business, financial condition or results of operations. Castlewood anticipates that, similar to the rest of the insurance and reinsurance industry, it will continue to be subject to litigation and arbitration proceedings in the ordinary course of business, including litigation generally related to the scope of coverage with respect to A&E claims. There can be no assurance that any such future litigation will not have a material adverse effect on Castlewood’s business, financial condition or results of operations.

Directors of Castlewood

The names and ages of the current directors of Castlewood are set forth below.

Name	Age

Dominic F. Silvester	46
Paul J. O’Shea	48
John J. Oros	59
Nimrod T. Frazer	76
J. Christopher Flowers	48
Cheryl D. Davis	46
James D. Carey	40
Meryl D. Hartzband	52

The backgrounds of Dominic F. Silvester, Paul J. O’Shea, John J. Oros and J. Christopher Flowers are described in “Management of New Enstar Following the Merger and Other Information — Directors and Executive Officers of New Enstar,” beginning on page 173. The backgrounds of Nimrod T. Frazer and Cheryl D. Davis are described in “Information About Enstar,” beginning on page 155.

James D. Carey is a Principal of Stone Point Capital LLC. Prior to the formation of Stone Point Capital LLC in 2005, Mr. Carey was a Principal of MMC Capital. Before joining MMC Capital in 1997, Mr. Carey was an Associate in the Financial Institutions Group at Merrill Lynch & Co. Mr. Carey is also a director of The ARC Group LLC, Mercator Risk Services, Inc., Paris Re Holdings Limited, Privilege Underwriters, Inc. and Signal Holdings LLC.

Meryl D. Hartzband is the Chief Investment Officer of Stone Point Capital LLC. Prior to the formation of Stone Point Capital LLC in 2005, Ms. Hartzband was the Investment Director of MMC Capital. Before joining MMC Capital in 1999, Ms. Hartzband was a Managing Director at J.P. Morgan & Co. for 16 years. Ms. Hartzband is also a director of CWI Holdings, Inc. (CompWest), Harbor Point Limited, Wilton Re Holdings Limited and ZC Sterling Corporation.

Executive Compensation — Castlewood Executive Officers

The following sets forth summary information concerning the compensation paid by Castlewood to Messrs. Silvester, O’Shea, Packer and Harris during the last three fiscal years.

Management Compensation Summary

		Annual Compensation				Long-Term Compensation Awards
							Securities
		Salary	Bonus	Other Annual		Restricted	Underlying	All Other
Name	Year	$	$	Compensation		Stock Units	Stock Options	Compensation(2)

Dominic F. Silvester,	2005	$549,174	—	—		$—	$—	$38,438
President and Chief	2004	522,123	—	—		—	—	37,332
Executive Officer	2003	449,625	—	—		—	—	32,373
Paul J. O’Shea,	2005	384,040	$631,291	$90,000	(1)	—	—	38,404
Executive Vice	2004	363,125	750,000	72,000	(1)	—	—	36,313
President	2003	350,000	1,500,000	72,000	(1)	—	—	35,000
Nicholas A. Packer,	2005	429,354	—	—		—	—	38,438
Executive	2004	408,205	—	—		—	—	37,332
Vice-President	2003	351,525	315,646	—		—	—	32,373
Richard J. Harris,	2005	363,125	500,000	50,000	(1)	—	—	36,313
Chief Financial	2004	350,000	200,000	37,500	(1)	—	—	35,000
Officer	2003	204,167	—	—		—	—	11,667

(1)	Housing allowances.

(2)	Contributions to retirement savings plan.

Equity Compensation Plan Information

Castlewood currently has in place a discretionary bonus plan whereby 15% of its after-tax income is available to be paid to its employees. In addition, Castlewood has an employee share incentive plan whereby up to 7.5% of the outstanding ordinary shares of Castlewood can be awarded to employees. These plans will be terminated upon completion of the merger and will be replaced by the plans described below.

Equity Incentive Plan

On September 15, 2006, Castlewood’s board of directors and shareholders adopted the Castlewood Holdings Limited 2006 Equity Incentive Plan, or the Equity Incentive Plan. No incentive awards have been awarded under the Equity Incentive Plan, and 1,200,000 ordinary shares were reserved for future awards under the Equity Incentive Plan. Castlewood does not intend to make any award grants under the Equity Incentive Plan prior to the consummation of the merger. The following description is qualified in its entirety by the form of the Equity Incentive Plan filed as Exhibit 10.11 to this proxy statement/prospectus.

Purpose of the Equity Incentive Plan

The Equity Incentive Plan is intended to provide a means whereby Castlewood may, through the grant of awards to employees, consultants and non-employee directors, attract and retain such individuals and motivate them to exercise their best efforts on behalf of Castlewood and its related companies.

Administration of the Equity Incentive Plan

The Equity Incentive Plan will be administered by a Compensation Committee appointed by Castlewood’s board of directors, or the Plan Committee. Castlewood’s board of directors intends that the Plan Committee will be composed of directors who qualify as “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act, as “outside directors” within the meaning of Section 162(m) of the Code and as “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). The Plan Committee has the power in its discretion to grant awards under the Equity Incentive Plan, to determine the terms of awards, to interpret the provisions of the Equity Incentive Plan and to take action as it deems necessary or advisable for the administration of the Equity Incentive Plan.

Number of Authorized Shares

The Equity Incentive Plan provides for awards with respect to a maximum of 1,200,000 ordinary shares. The number and class of shares available under the Equity Incentive Plan and/or subject to outstanding awards shall be adjusted, as deemed appropriate, by the Plan Committee to prevent dilution or enlargement of rights in the event of various changes in our capitalization. Ordinary shares attributable to cancelled, forfeited or terminated awards under the Equity Incentive Plan will again be available for grant under the Equity Incentive Plan.

Eligibility and Participation

Eligibility to participate in the Equity Incentive Plan is limited to the employees, consultants and non-employee directors of Castlewood and any subsidiary of Castlewood (each, a “participant”).

Type of Awards under the Equity Incentive Plan

The Equity Incentive Plan provides that awards may be granted to participants in any of the following forms, subject to such terms, conditions and provisions as the Plan Committee may provide: (i) incentive stock options, or ISOs, (ii) nonstatutory stock options, or NSOs, (iii) stock appreciation rights, or SARs, (iv) Restricted Share Awards, (v) Restricted Share Units, or RSUs, (vi) Bonus Shares and (vii) Dividend Equivalents.

The aggregate number of common shares subject to each of the following types of awards granted to an employee during any calendar year under the plan is 120,000 shares: options, SARs, restricted shares awards and RSUs with performance-based vesting criteria, and Bonus Shares.

Grant of Options and SARs

The Plan Committee may award ISOs and/or NSOs, or, collectively, Options, and SARs to participants.

Exercise Price.  The exercise price with respect to an Option is determined by the Plan Committee at the time of grant. At the time of grant of a SAR, the Plan Committee will specify the base price of the ordinary shares to be issued for determining the amount of cash, number of ordinary shares or combination thereof to be distributed upon the exercise of such SAR. In no event will the exercise price or base price be less than the fair market value of an ordinary share on the date of grant.

Vesting.  Unless otherwise determined at the time of grant by the Plan Committee, Options and SARs shall vest and become exercisable in three equal annual installments on the first, second and third anniversaries of the grant date.

Special Limitations on ISOs.  ISOs may only be granted to employees and may not be exercisable more than ten years after the grant date. No ISO may be granted to a participant who owns, at the time of the grant, shares representing more than 10% of the total combined voting power of all classes of our shares, or a 10% Shareholder, unless the per share exercise price per ordinary share subject to such ISO is at least 110% of the fair market value of a ordinary share on the date of grant and such ISO award is not exercisable more than five years after its date of grant. In addition, the total fair market value of ordinary shares subject to ISOs which are exercisable for the first time by an eligible participant in a given calendar year shall not exceed $100,000, valued as of the date of the ISOs’ grant. ISOs may not be granted more than ten years after the date of adoption of the Equity Incentive Plan by our shareholders.

Exercise of Options and SARs.  An Option may be exercised by written notice stating the number of ordinary shares with respect to which the Option is being exercised and tendering payment therefor. The Plan Committee may, at its discretion, accept previously owned or newly acquired (upon exercise) ordinary shares as payment (valued at their fair market value on the date of exercise) or through a broker assisted exercise.

SARs are exercisable only to the extent and only for the period determined by the Plan Committee. Upon the exercise of a SAR, the participant will be entitled to receive cash, ordinary shares or a combination thereof, with a value equal to (A) the excess of (i) the fair market value of one ordinary share as of the date the SAR is exercised over (ii) the specified base price, multiplied by (B) the number of ordinary shares subject to the portion of the SAR being exercised.

Expiration of Options.  Options will expire at such time as the Plan Committee determines; provided, however, that no Option may be exercised more than ten years from the date of grant, provided that an ISO which is held by a 10% Shareholder may not be exercised more than five years from the date of grant.

Termination of Service.   Unless otherwise determined by the Plan Committee at the time of grant and sets forth in the award agreement, if a participant terminates his or her service with Castlewood:

•	for cause (as defined in the Equity Incentive Plan), the participant will forfeit any unexercised options and SARs at the time of such termination and the Plan Committee may require that the participant to disgorge any profit, gain or other benefit received in respect of the exercise of any options and SARs for a period of up to twelve months prior to the termination of service;

•	by reason of approved retirement (as defined in the Equity Incentive Plan), the participant may exercise his or her vested options and SARs at any time prior to the earlier of (i) the expiration date specified for the award, or (ii) one year after the date of termination of service;

•	for any reason other than for cause, approved retirement, death or disability, the participant may exercise his or her vested options and SARs at any time prior to the earlier of (i) the expiration date specified for the award, or (ii) three months after the date of termination of service;

•	because the participant becomes disabled, the participant may exercise his or her vested options and SARs at any time prior to the earlier of (i) the expiration date specified for the award, or (ii) one year after the date of termination of service; and

•	as a result of death, or if the participant dies following his or her termination of service but prior to the expiration of the periods described above, the participant’s estate, personal representative, or beneficiary may exercise the participant’s vested options and SARs at any time prior to the earlier of (i) the expiration date specified for the award, or (ii) one year after the date of the participant’s death.

Restricted Share Awards

The Plan Committee may, in its sole discretion, make Restricted Share Awards by granting or selling ordinary shares under the Equity Incentive Plan. Each Restricted Share Award agreement shall set forth the applicable dates and/or events (including performance-based events) on which all or any portion of the Restricted Share Awards shall be vested and non-forfeitable. Holders of Restricted Share Awards shall have voting and dividend rights with respect to such shares (prior to them becoming non-forfeitable). Unless otherwise determined by the Plan Committee, Restricted Share Awards shall become non-forfeitable on the third anniversary of the date of grant.

Termination of Service.   Unless the Plan Committee otherwise determines at the date of grant and sets forth in the award agreement, if a participant terminates his or her service with Castlewood:

•	by reason of death or disability, the restrictions applicable to the participants Restricted Share Awards and RSUs will lapse;

•	for cause, any Restricted Share Awards and RSUs granted to the participant will be forfeited at the time of such termination, and the Plan Committee may require that the participant disgorge any profit, gain or other benefit received in respect of the lapse of restrictions on any prior grant of Restricted Share Award and RSUs for a period of up to twelve months prior to the termination of service; and

•	for any other reason during the applicable vesting period, any unvested Restricted Share Award and RSUs granted to the participant will be forfeited at the time of such termination.

RSUs

The Plan Committee may award RSUs to participants, each representing one notional ordinary share. RSUs so awarded will be credited to an account established and maintained for the participant. Each RSU agreement shall set forth the applicable dates and/or events (including performance-based events) on or after which all or any portion of the RSU award may be vested and settled. Unless otherwise determined by the Plan Committee, RSUs shall vest on the third anniversary of the date of grant.

RSUs will be settled in ordinary shares, in cash equal to the value of the ordinary shares that would otherwise be distributed in settlement of such units, or a combination thereof. The Plan Committee may also grant Dividend Equivalents in tandem with RSUs, which, unless the Plan Committee decides otherwise, shall have (to the extent applicable) the same terms and conditions as the related RSUs.

Termination of Service.   Unless the Plan Committee otherwise determines at the date of grant and sets forth in the award agreement, if a participant terminates his or her service with Castlewood:

•	by reason of death or disability, the restrictions applicable to the participants Restricted Share Awards and RSUs will lapse;

•	for cause, any Restricted Share Awards and RSUs granted to the participant will be forfeited at the time of such termination, and the Plan Committee may require that the participant disgorge any profit, gain or other benefit received in respect of the lapse of restrictions on any prior grant of Restricted Share Award and RSUs for a period of up to twelve months prior to the termination of service; and

•	for any other reason during the applicable vesting period, any unvested Restricted Share Award and RSUs granted to the participant will be forfeited at the time of such termination.

Bonus Shares

The Plan Committee may grant ordinary shares that are fully vested on the date of grant.

Dividend Equivalents

The Plan Committee may grant a Dividend Equivalent award (that is not in tandem with any other award). Unless the Plan Committee determines otherwise, such Dividend Equivalents shall accumulate, vest and be paid on the third anniversary of the grant date, and shall thereafter continue to be paid (until the participant’s termination of service or, if earlier, the expiration date of the award) on the same date as corresponding cash dividends are paid to shareholders.

Nontransferability of Awards

Awards may not be transferred, assigned, pledged or hypothecated except in compliance with the Equity Incentive Plan and the agreement in which a stock-based award is made.

Term of Equity Incentive Plan

Unless earlier terminated by our board of directors, the Equity Incentive Plan will terminate on September 15, 2016.

Change in Control.  Unless determined otherwise by the Plan Committee, in the event of a change in control each option and SAR then outstanding will become fully vested, and the restrictions will lapse as to each Restricted Share Award and each RSU then outstanding. In connection with a change in control, the Plan Committee may, in its sole discretion, provide that each option, SAR, Restricted Share Award and/or RSU be cancelled in exchange for a payment per share/unit in an amount based on the highest price per share paid in connection with the change in control or, in the case of a change in control occurring because of a change in the composition of the board of directors, the highest fair market value of the shares on any of the 30 trading days immediately before the change in control. In addition, unless determined otherwise by the Plan Committee, in the event of a change in control, any outstanding Restricted Share Award and RSU with performance based vesting criteria relating to performance periods ending before the change in control which have been earned but not paid will become immediately payable, all then-in-progress performance periods will end, and all participants will be deemed to have earned an award equal to the participant’s target award opportunity for the period, and Castlewood may, in its discretion, pay all such awards either in common shares and/or in cash or other property on the 30th day following the change in control, based on the change in control price.

For purposes of the Equity Incentive Plan, a “change in control” means the first to occur of any of the following events: (i) the acquisition by any person, entity or “group” required to file a Schedule 13D or Schedule 14D-1 under the Exchange Act (excluding, for this purpose, Castlewood, its subsidiaries, any employee benefit plan of Castlewood or its subsidiaries which acquires ownership of voting securities of Castlewood) of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of either the then outstanding ordinary shares or the combined voting power of Castlewood’s then outstanding voting securities entitled to vote generally in the election of directors; (ii) the election or appointment to the board of directors, or resignation of or removal from the board of directors with the result that the individuals who as of the date hereof constituted the board, or the Incumbent Board, no longer constitute at least a majority of the board, provided that any person who becomes a director subsequent to the date hereof whose appointment, election, or nomination for election by Castlewood’s shareholders, was approved by a vote of at least a majority of the Incumbent Board (other than an appointment, election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of Castlewood) will be considered as though such person were a member of the Incumbent Board; or (iii) approval by the shareholders of Castlewood of: (i) a reorganization, merger or consolidation by reason of which persons who were the shareholders of Castlewood immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50% of the combined voting power of the reorganized, merged or consolidated company’s then outstanding voting securities entitled to vote generally in the election of directors, or (ii) a liquidation or dissolution of Castlewood or the sale, transfer, lease or other disposition of all or substantially all of the assets of Castlewood (whether such assets are held directly or indirectly); and such transaction is consummated.

Performance Based Compensation.  The Plan Committee may require that Restricted Share Awards and/or RSUs must qualify as “other performance based compensation” within the meaning of Section 162(m)(4)(c) of the Code. If so required, the Plan Committee will (i) specify and approve the specific terms of any performance goals with respect to such awards in writing no later than 90 days from the commencement of the performance period to which the performance goals relate, and (ii) not be entitled to exercise any subsequent discretion otherwise authorized under the plan (such as the right to authorize payout at a level above that dictated by the achievement of the relevant performance goals) with respect to such award if the ability to exercise discretion (as opposed to the exercise of such discretion) would cause such award to fail to qualify as other performance based compensation. With respect to Restricted Share Awards and RSUs intended to qualify as “other performance based compensation”, the restricted period will lapse at the end of the applicable period to the extent the applicable performance goals established by the Plan Committee for such awards have been achieved, as certified by the Committee prior to vesting of the award.

In creating the applicable performance goals, the Plan Committee will use one or more of the following business criteria: revenues, profit, consolidated net after-tax profit, income from operations, return on assets, return on net assets, return on equity, return on capital, market price appreciation of Castlewood’s ordinary shares, economic value added, total shareholder return, net income, pre-tax income, earnings per share, operating profit margin, net income margin, cash flow, market share, revenue growth, net revenue growth, net income growth, expense control and hiring of personnel. The business criteria may apply to the individual, a division, or to Castlewood and/or one or more of its subsidiaries and may be weighted and expressed in absolute terms or relative to the performance of other individuals or companies or an index.

Amendment and Termination

Our board of directors may suspend, amend, modify or terminate the Equity Incentive Plan, provided, however, that any amendment that increases the maximum number of ordinary shares available for issuance with respect to ISOs under the Equity Incentive Plan in the aggregate, modifies the material terms of a performance goal, or which materially changes the class of persons who are eligible for the grant of ISOs or for which shareholder approval is required under the rules of the exchange or market on which Castlewood’s ordinary shares are listed or traded shall be subject to the approval of the holders of a majority of the ordinary shares.

Except as our board of directors may deem necessary or desirable in order to comply with any applicable law, approval of the holders of the ordinary shares shall not be required for any other amendment of the Equity Incentive Plan.

Awards granted prior to a termination of the Equity Incentive Plan shall continue in accordance with their terms following such termination. No amendment, suspension or termination of the Equity Incentive Plan shall adversely affect the rights of a participant in awards previously granted without such participant’s consent.

Federal Income Tax Consequences

The following is a brief description of the principal federal income tax consequences relating to options awarded under the Equity Incentive Plan. This summary is based on Castlewood’s understanding of present federal income tax law and regulations. The summary does not purport to be complete or applicable to every specific situation.

Consequences to Castlewood

There are no federal income tax consequences to Castlewood by reason of the grant of RSUs, SARs, options or the exercise of an ISO (other than disqualifying dispositions). At the time the participant recognizes ordinary income from the settlement of an RSU or the exercise of a NQSO or SAR, Castlewood will be entitled to a federal income tax deduction in the amount of the ordinary income recognized by the participant, provided that Castlewood satisfies its reporting obligations described below. To the extent the optionholder recognizes ordinary income by reason of a disqualifying disposition of the stock acquired upon exercise of an ISO, Castlewood will be entitled to a corresponding deduction in the year in which the disposition occurs. With respect to Restricted Share Awards, Castlewood will be entitled to a federal income tax deduction in the amount of the ordinary income recognized upon the earlier of the lapse of restrictions applicable to Restricted Share Award or the date of grant if an 83(b) election (described below) is timely filed, provided that Castlewood satisfies its reporting obligations described below.

Castlewood will be required to report to the Internal Revenue Service any ordinary income recognized by any participant. Castlewood will also be required to withhold income and employment taxes (and pay the employer’s share of employment taxes) with respect to ordinary income recognized by the participant.

Stock Options.  There will be no federal income tax consequences to the participant or Castlewood upon the grant of either an ISO or an NSO under the Equity Incentive Plan. Upon exercise of an NSO, a participant generally will recognize ordinary income in an amount equal to (i) the fair market value, on the date of exercise, of the acquired ordinary shares less (ii) the exercise price of the NSO. Subject to Section 162(m) of the Code, Castlewood generally will be entitled to a tax deduction in the same amount.

Upon the exercise of an ISO, a participant recognizes no immediate taxable income. Income recognition is generally deferred until the participant sells the ordinary shares. If the ISO is exercised no later than three months after the termination of the participant’s employment, and the participant does not dispose of the ordinary shares acquired pursuant to the exercise of the ISO within two years from the date the ISO was granted and within one year after the exercise of the ISO, the gain on the sale will be treated as long-term capital gain. Certain of these holding periods and employment requirements are liberalized in the event of a participant’s death or disability while employed by Castlewood. Castlewood is not entitled to any tax deduction with respect to the exercise of ISOs, except that if the ordinary shares are not held for the full term of the holding periods outlined above, the gain on the sale of such ordinary shares, being the lesser of: (i) the fair market value of the ordinary shares on the date of exercise minus the exercise price or (ii) the amount realized on the sale minus the exercise price, will be taxed to the participant as ordinary income and, subject to Section 162(m) of the Code, Castlewood generally will be entitled to a deduction in the same amount. The excess of the fair market value of the ordinary shares acquired upon exercise of an ISO over the exercise price constitutes a tax preference item for purposes of computing the “alternative minimum tax” under the Code.

Stock Appreciation Rights.  There will be no federal income tax consequences to either the participant or Castlewood upon the grant of a SAR. However, the participant generally will recognize ordinary income upon the exercise of a SAR in an amount equal to the aggregate amount of cash and the fair market value of the ordinary shares received upon exercise. Subject to Section 162(m) of the Code, Castlewood generally will be entitled to a deduction equal to the amount includible in the participant’s income.

Restricted Share Awards.  Assuming the participant does not make an election under Section 83(b) of the Code (which election is discussed below), there will be no federal income tax consequences to either the participant or Castlewood upon the grant of restricted Share Awards until the shares become non-forfeitable. At that time, the participant generally will recognize taxable income equal to the then fair market value of the ordinary shares and, subject to Section 162(m) of the Code, Castlewood generally will be entitled to a corresponding deduction. However, under Section 83(b) of the Code, the participant may elect, within thirty days after the date of the grant, to recognize ordinary income as of the date of grant and Castlewood will be entitled to a corresponding deduction at that time.

RSUs.  There will be no federal income tax consequences to the participant or Castlewood upon the grant of RSUs. Participants generally will recognize taxable income at the time when payment for the RSUs is received in an amount equal to the aggregate amount of cash and the fair market value of ordinary shares acquired. Subject to Section 162(m) of the Code, Castlewood generally will be entitled to a deduction equal to the amount includible in the participant’s income.

Bonus Shares.  Participants will generally recognize taxable income at the time Bonus Shares are awarded, in an amount equal to the aggregate fair market value of the ordinary shares on the date of grant. Castlewood, generally, will be entitled to a deduction in the same amount.

Dividend Equivalents.  Participants will generally recognize taxable income at the time Dividend Equivalents are paid in an amount equal to the aggregate amount of cash and fair market value of ordinary shares acquired, and Castlewood, generally will be entitled to a deductible in the same amount.

409A.  The Equity Incentive Plan is intended to be administered in a manner consistent with the requirements, where applicable, of Section 409A of the Code. Where reasonably possible and practicable, the plan will be administered in a manner to avoid the imposition on participants of immediate tax recognition and additional taxes pursuant to such Section 409A.

Annual Incentive Compensation Plan

On September 15, 2006, Castlewood’s board of directors and shareholders adopted the Castlewood Holdings Limited 2006-2010 Annual Incentive Compensation Plan, or the Annual Incentive Plan. No awards have been granted under the Annual Incentive Plan. The following description of the Annual Incentive Plan is qualified in its entirety by the form of the Annual Incentive Plan filed as Exhibit 10.12 to this proxy statement/prospectus.

Purpose of the Annual Incentive Plan

The purpose of the Annual Incentive Plan is to motivate certain officers, directors and employees of Castlewood and its subsidiaries to grow Castlewood’s profitability.

Administration of the Annual Incentive Plan

The Annual Incentive Plan will be administered by the Plan Committee.

Awards under the Annual Incentive Plan

The Annual Incentive Plan provides for the annual grant of bonus compensation, or a bonus award, to certain of officers and employees of Castlewood and its subsidiaries, including the Named Executive Officers. Bonus awards for each calendar year from 2006 through 2010 will be determined based on Castewood’s consolidated net after-tax profits. The Plan Committee shall determine the amount of bonus awards in any calendar year, based on a percentage of Castlewood’s consolidated net after-tax profits. The percentage will be 15% unless the Plan Committee exercises its discretion to change the percentage no later than 30 days prior to the last day of the calendar year. The Plan Committee will determine, in its sole discretion, the amount of Bonus Awards payable to each participant.

Bonus Awards are payable in cash, ordinary shares or a combination of both. Ordinary shares issued in connection with a bonus award will be issued pursuant to the terms and subject to the conditions of the Equity Incentive Plan and the number of shares issued will be determined based on the fair market value of ordinary shares for the thirty calendar days preceding the grant of ordinary shares as a bonus award.

Amendment and Termination of the Annual Incentive Plan

The Annual Incentive Plan may be amended or terminated by Castlewood’s board of directors at any time within 90 days of first day of any calendar year in which the Annual Incentive Plan is in effect.

Castlewood Compensation Committee Interlocks

Mr. Silvester, Castlewood’s Chief Executive Officer, serves as a member of Castlewood’s compensation committee. Following the closing of the merger, Mr. Silvester will not serve on New Enstar’s compensation committee and New Enstar’s compensation committee will consist only of “independent directors” as such term is defined in Nasdaq Marketplace Rule 4200(a)(15).

Recent Developments

On June 16, 2006, a wholly-owned subsidiary of Castlewood entered into a definitive agreement for the purchase of Cavell Holdings Limited, or Cavell, a U.K. company, from Dukes Place Holdings, L.P., a portfolio company of GSC Partners, for a purchase price of approximately £32 million (approximately $59 million). Cavell owns a U.K. reinsurance company and a Norwegian reinsurer, both of which are currently in run-off. Cavell had total consolidated assets of approximately £101 million at March 31, 2006, as reported in its U.K. regulatory statements. The transaction closed in the fourth quarter of 2006.

In an unrelated transaction, on June 16, 2006, a wholly-owned subsidiary of Castlewood also entered into a definitive agreement with Dukes Place Holdings, L.P. for the purchase of a minority interest in a U.S. holding company that owns two property and casualty insurers based in the United States, both of which are in run-off. Completion of the transaction is conditioned on, among other things, governmental and regulatory approvals and satisfaction of various other closing conditions. The transaction is expected to close in the first quarter of 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of Castlewood’s financial condition and results of operations should be read in conjunction with Castlewood’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. Management’s Discussion and Analysis has been revised for the effects of the restatement discussed in Note 24 of the Consolidated Financial Statements on page F-30 of this document. Some of the information contained in this discussion and analysis or included elsewhere in this proxy statement/prospectus, including information with respect to Castlewood’s plans and strategy for its business, includes forward-looking statements that involve risks, uncertainties and assumptions. Castlewood’s actual results and the timing of events could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors,” “Forward-Looking Statements” and elsewhere in this proxy statement/prospectus.

Business Overview

Castlewood was formed in August 2001 under the laws of Bermuda to acquire and manage insurance and reinsurance companies in run-off, and to provide management, consulting and other services to the insurance and reinsurance industry. In connection with Castlewood’s formation, Enstar and Trident made an initial investment in Castlewood and the senior executives of Castlewood contributed their equity interests in Castlewood Limited.

Since its formation, Castlewood, through its subsidiaries, has completed several acquisitions of insurance and reinsurance companies and is now administering those businesses in run-off. Castlewood derives its net earnings from the ownership and management of these companies primarily by settling insurance and reinsurance claims below the recorded loss reserves and from returns on the portfolio of investments retained to pay future claims. In addition, Castlewood has formed other businesses that provide management and consultancy services, claims inspection services and reinsurance collection services to both in-house and third-party clients for both fixed and success-based fees.

In the primary (or direct) insurance business, the insurer assumes risk of loss from persons or organizations that are directly subject to the given risks. Such risks may relate to property, casualty, life, accident, health, financial or other perils that may arise from an insurable event. In the reinsurance business, the reinsurer agrees to indemnify an insurance or reinsurance company, referred to as the ceding company, against all or a portion of the insurance risks arising under the policies the ceding company has written or reinsured. When an insurer or reinsurer stops writing new insurance business or a particular line of business, the insurer, reinsurer, or the line of discontinued business is in run-off.

In recent years, the insurance industry has experienced significant consolidation. As a result of this consolidation and other factors, the remaining participants in the industry often have portfolios of business that are either inconsistent with their core competency or provide excessive exposure to a particular risk or segment of the market (e.g., property/casualty, asbestos, environmental, director and officer liability, etc.). These non-core and/or discontinued portfolios are often associated with potentially large exposures and lengthy time periods before resolution of the last remaining insured claims resulting in significant uncertainty to the insurer or reinsurer covering those risks. These factors can distract management, drive up the cost of capital and surplus for the insurer or reinsurer, and negatively impact the insurer’s or reinsurer’s credit rating, which makes the disposal of the unwanted company or portfolio an attractive option. Alternatively, the insurer may wish to maintain the business on its balance sheet, yet not divert significant management attention to the run-off of the portfolio. The insurer or reinsurer, in either case, is likely to engage a third party, such as Castlewood, that specializes in run-off management to purchase the company, or to manage the company or portfolio in run-off.

In the sale of a run-off company, a purchaser, such as Castlewood, typically pays a discount to the book value of the company based on the risks assumed and the relative value to the seller of no longer having to manage the company in run-off. Such a transaction can be beneficial to the seller because it receives an upfront payment for the company, eliminates the need for its management to devote any attention to the disposed company and removes the risk that the established reserves for the business may prove to be inadequate. The seller is also able to redeploy its management and financial resources to its core businesses.

Alternatively, if the insurer or reinsurer hires a third party, such as Castlewood, to manage its run-off business, the insurer or reinsurer will, unlike in a sale of the business, receive little or no cash up front. Instead, the management arrangement may provide that the insurer or reinsurer will share in the profits, if any, derived from the run-off with certain incentive payments allocated to the run-off manager. By hiring a run-off manager, the insurer or reinsurer can outsource the management of the run-off business to experienced and capable individuals, while allowing its own management team to focus on the insurer’s or reinsurer’s core businesses. Although Castlewood’s desired approach to managing run-off business is to align its interests with the interests of the owners, under certain management arrangements to which Castlewood is a party, it only receives a fixed management fee and does not receive incentives.

Following the purchase of a run-off company or the engagement to manage a run-off company or portfolio of business, it is incumbent on the new owner or manager to conduct the run-off in a disciplined and professional manner in order to efficiently discharge liabilities associated with the business while preserving and maximizing its assets. Castlewood’s approach to managing a run-off company or portfolio of business includes negotiating with third-party insureds and reinsureds to commute their insurance or reinsurance agreement (sometimes called policy buy-backs) for an agreed upon up-front payment by Castlewood, or the third-party client, and to more efficiently manage payment of insurance and reinsurance claims. Castlewood attempts to commute policies with direct insureds or reinsureds in order to eliminate uncertainty over the amount of future claims. Castlewood also attempts, where appropriate, to negotiate favorable commutations with reinsurers by securing the receipt of a lump-sum settlement from the reinsurer in complete satisfaction of the reinsurers liability in respect of any future claims. Castlewood, or third-party client, is then fully responsible for any claims in the future. Castlewood typically invests proceeds from reinsurance commutations with the expectation that such investments will produce income, which, together with the principal, will be sufficient to satisfy future obligations with respect to the acquired company or portfolio.

With respect to its U.K. and Bermuda insurance and reinsurance subsidiaries, Castlewood is able to pursue strategies to achieve complete finality and conclude the run-off of a company by promoting solvent schemes of arrangement. Solvent schemes of arrangement, or a Solvent Scheme, have been a popular means of achieving financial certainty and finality, for insurance and reinsurance companies incorporated or managed in the U.K. and Bermuda by making a one-time full and final settlement of an insurance and reinsurance company’s liabilities to policyholders. Such a Solvent Scheme is an arrangement between a company and its creditors or any class of them. For a Solvent Scheme to become binding on the creditors, a meeting of each class of creditors must be called, with the permission of the local court, to consider and, if thought fit, approve the Solvent Scheme. The requisite statutory majority of creditors of not less than 75% in value and 50% in number of those creditors actually attending the meeting, either in person or by proxy, must vote in favor of a Solvent Scheme. Once a Solvent Scheme has been approved by the statutory majority of voting creditors of the company it requires the sanction of the local court. While a Solvent Scheme provides an alternative exit strategy for run-off companies it is not Castlewood’s strategy to make such acquisitions with this strategy solely in mind. Castlewood’s preferred approach is to generate earnings from the disciplined and professional management of acquired run-off companies and then consider exit strategies, including a Solvent Scheme, when the majority of the run-off is complete. To understand risks associated with this strategy, see “Risk Factors — Risks Relating to New Enstar’s Business — Exit and finality opportunities provided by solvent schemes of arrangement may not continue to be available which may result in the increased length of time and associated cost run-off of our insurance and reinsurance subsidiaries.”

Castlewood manages its business through two operating segments: reinsurance and consulting.

Castlewood’s reinsurance segment comprises the operations and financial results of its insurance and reinsurance subsidiaries. The financial results of this segment primarily consist of investment income less net reductions in loss and loss adjustment expense liabilities, direct expenses (including certain premises costs and professional fees) and management fees paid to Castlewood’s consulting segment.

Castlewood’s consulting segment comprises the operations and financial results of those subsidiaries which provide management and consulting services, forensic claims inspections services and reinsurance collection services to third party clients. This segment also provides management services to the reinsurance segment in return for management fees. The financial results of this segment primarily consist of fee income less overhead expenses comprised of staff costs, information technology costs, certain premises costs, travel costs and certain professional fees.

As of December 31, 2005, Castlewood had $1,200.0 million of total assets and $260.9 million of shareholders’ equity. Castlewood operates its business internationally through its insurance and reinsurance subsidiaries and its consulting subsidiaries in the United Kingdom, the United States and Bermuda.

Financial Statement Overview

Consulting Fee Income

Castlewood generates consulting fees based on a combination of fixed and success-based fee arrangements. Consulting income will vary from period to period depending on the satisfaction and timing of completion of success-based fee arrangements. Success-based fees are recorded when targets related to overall project completion or profitability goals are achieved. Castlewood’s consulting segment, in addition to providing services to third parties, also provides management services to Castlewood’s reinsurance segment based on agreed terms set out in management agreements between the parties. The fees charged by the consulting segment to the reinsurance segment are eliminated against the cost incurred by the reinsurance segment on consolidation.

Net Investment Income and Net Realized Gains/(Losses)

Castlewood’s net investment income is principally derived from interest earned on cash and investments offset by investment management fees paid. Castlewood’s investment portfolio currently consists of the following: (1) a bond portfolio that is classified as held-to-maturity and carried at amortized cost; (2) cash and cash equivalents; (3) other investments that are accounted for on the equity basis; and (4) mutual funds, whose underlying assets consist of investments having maturities of greater than six and less than twelve months when purchased, that are held as available-for-sale securities and are carried at fair value.

Castlewood’s current investment strategy seeks to preserve principal and maintain liquidity while trying to maximize investment return through a high-quality, diversified portfolio. The volatility of claims and the effect they have on the amount of cash and investment balances, as well as the level of interest rates and other market factors, affect the return Castlewood generates on its investment portfolio. As it is Castlewood’s current investment policy to hold its bond portfolio to maturity, and not to trade or have such portfolio available-for-sale, realized gains or losses are not expected to be generated on a regular basis. However, when Castlewood makes a new acquisition it will often restructure the acquired investment portfolio, which may generate one-time realized gains or losses.

The majority of cash and all of the investment balances are held within Castlewood’s reinsurance segment.

Net Reduction in Loss and Loss Adjustment Expense Liabilities

Castlewood’s insurance-related earnings are primarily comprised of reductions, or potentially increases, of net loss and loss adjustment expense liabilities. These liabilities are comprised of:

•	outstanding loss or case reserves, or OLR, which represent management’s best estimate of the likely settlement amount for known claims, less the portion that can be recovered from reinsurers;

•	reserves for losses incurred but not reported, or “IBNR” reserves, which are reserves established by Castlewood for claims that are not yet reported but can reasonably be expected to have occurred based on industry information, management’s experience and actuarial evaluation, less the portion that can be recovered from reinsurers; and

•	reserves for future loss adjustment expense liabilities which represent management’s best estimate of the future costs of managing the run-off of claims liabilities.

Net loss and loss adjustment expense liabilities are reviewed by Castlewood’s management each quarter and by independent actuaries annually. Reserves reflect management’s best estimate of the remaining unpaid portion of these liabilities. Prior period estimates of net loss and loss adjustment expense liabilities may change as Castlewood’s management considers the combined impact of commutations, policy buy-backs, settlement of losses on carried reserves and the trend of incurred loss development compared to prior forecasts.

Commutations provide an opportunity for Castlewood to exit exposures to entire policies with insureds and reinsureds at a discount to the previously estimated ultimate liability. Castlewood’s internal and external actuaries eliminate all prior historical loss development that relates to commuted exposures and apply their actuarial methodologies to the remaining aggregate exposures and revised historical loss development information to reassess estimates of ultimate liabilities.

Policy buy-backs provide an opportunity for Castlewood to settle individual policies and losses usually at a discount to carried advised loss reserves. As part of Castlewood’s routine claims settlement operations, claims will settle at either below or above the carried advised loss reserve. The impact of policy buy-backs and the routine settlement of claims updates historical loss development information to which actuarial methodologies are applied often resulting in revised estimates of ultimate liabilities. Castlewood’s actuarial methodologies include industry benchmarking which, under certain methodologies (discussed further under “Critical Accounting Policies” on page 122), compares the trend of Castlewood’s loss development to that of the industry. To the extent that the trend of Castlewood’s loss development compared to the industry changes in any period it is likely to have an impact on the estimate of ultimate liabilities. Additionally, consolidated net reductions, or potentially increases, in loss and loss adjustment expense liabilities include reductions, or potentially increases, in the provisions for future losses and loss adjustment expenses related to the current period’s run-off activity. Net reductions in net loss and loss adjustment expense liabilities are reported as negative expenses by Castlewood in its reinsurance segment. The unallocated loss adjustment expenses paid by the reinsurance segment comprise management fees paid to the consulting segment and are eliminated on consolidation. The consulting segment costs in providing run-off services are classified as salaries and general and administrative expenses. For more information on how the reserves are calculated, see “— Critical Accounting Policies — Loss and Loss Adjustment Expenses” below.

As Castlewood’s reinsurance subsidiaries are in run-off, its premium income is insignificant, consisting primarily of adjustment premiums triggered by loss payments.

Salaries and Benefits

Castlewood is a service-based company and, as such, employee salaries and benefits are its largest expense. Castlewood has experienced significant increases in its salaries and benefits expenses as it has grown its operations, and it expects that trend to continue if it is able to successfully expand its operations.

In August 2004, Castlewood implemented an employee equity-based compensation plan. The plan allows for the award of Castlewood’s Class D non-voting ordinary shares to certain employees up to a maximum of 7.5% of Castlewood’s total issued share capital. While Castlewood does not expect to issue any new shares under this plan following the closing of the merger, it does expect to adopt a new equity incentive plan for its employees. Until January 1, 2006, Castlewood elected to follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” The intrinsic value method was used to account for stock-based employee compensation. Pursuant to ABP Opinion No. 25, compensation expense for employee stock awards is measured at the fair value of the shares at the date of the grant and recognized as the awards vest using the straight-line method.

Castlewood adopted Statement of Financial Accounting Standards No. 123(R) “Share Based Payments,” or FAS 123(R), in accounting for its employee share awards effective January 1, 2006. FAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements based on the grant date fair value of the award. The adoption of FAS 123(R) did not have a material impact on the consolidated financial statements. On May 23, 2006, Castlewood entered into a merger agreement and a recapitalization agreement. As a result of the execution of these agreements, the accounting treatment for share-based awards issued under Castlewood’s employee share plan changed from book value to fair value.

Castlewood also has in place a bonus plan whereby 15% of its after-tax profits are distributable to the employees of Castlewood. While this plan will be cancelled at the closing of the merger, Castlewood expects to adopt a new plan that will provide a similar level of incentive award to its employees, at least through 2010.

With the exception of the expense relating to the bonus plan, which is allocated to both the reinsurance and consulting segments, the costs of all employees of Castlewood are accounted for as part of the consulting segment.

General and Administrative Expenses

General and administrative expenses include rent and rent-related costs, professional fees (legal, investment, audit and actuarial) and travel expenses. Castlewood has operations in multiple jurisdictions and its employees travel frequently in connection with the search for acquisition opportunities and in the general management of the business. As a result of the proposed merger, Castlewood anticipates increases in personnel and, therefore, increases in related general and administrative expenses as well as additional professional fees associated with becoming subject to reporting regulations under the Exchange Act. While certain general and administrative expenses, such as rent and related costs and professional fees, are incurred directly by the reinsurance segment, the remaining general and administrative expenses are incurred by the consulting segment. To the extent that such costs incurred by the consulting segment relate to the management of the reinsurance segment, they are recovered by the consulting segment through the management fees charged to the reinsurance segment.

Foreign Exchange Gain/(Loss)

Castlewood’s reporting and functional currency is U.S. dollars. Through its subsidiaries, however, Castlewood holds a variety of foreign (non-U.S.) currency assets and liabilities, the principal exposures being Euros and British pounds. At each balance sheet date, recorded balances that are denominated in a currency other than U.S. dollars are adjusted to reflect the current exchange rate. Revenue and expense items are translated into U.S. dollars at average rates of exchange for the period. The resulting exchange gains or losses are included in Castlewood’s net income. Castlewood seeks to manage its exposure to foreign currency exchange by broadly matching foreign currency assets against foreign currency liabilities.

Share of Income of Partly-Owned Companies

Castlewood includes in its net income its proportionate share in the equity of earnings by companies in which it holds a significant influence. Such investments are carried on the equity basis whereby the investment is initially recorded at cost and adjusted to reflect Castlewood’s share of net earnings.

Income Tax/(Recovery)

Under current Bermuda law, Castlewood and its Bermuda-based subsidiaries are not required to pay taxes in Bermuda on either income or capital gains. These companies have received an undertaking from the Bermuda government that, in the event of income or capital gains taxes being imposed, they will be exempted from such taxes until the year 2016. Castlewood’s non-Bermuda subsidiaries record income taxes based on their graduated statutory rates, net of tax benefits arising from tax loss carryforwards.

Minority Interest

The acquisitions of Hillcot Re Limited (formerly Toa-Re Insurance Company (UK) Limited) in March 2003 and of Brampton Insurance Company Limited (formerly Aioi Insurance Company of Europe Limited) in March 2006 were effected through Hillcot Holdings Limited, or Hillcot, a Bermuda-based company in which Castlewood has a 50.1% economic interest. The results of operations of Hillcot are included in Castlewood’s consolidated statements of operations with the remaining 49.9% economic interest in the results of Hillcot reflected as a minority interest.

Negative Goodwill

Negative goodwill represents the excess of the fair value of net assets acquired by Castlewood over the cost of such assets. In accordance with FAS 141 “Business Combinations,” this amount is recognized upon the acquisition of the assets as an extraordinary gain. The fair values of the reinsurance assets and liabilities acquired are derived from probability-weighted ranges of the associated projected cash flows, based on actuarially prepared information and Castlewood’s management run-off strategy. Any amendment to the fair values resulting from changes in such information or strategy will be recognized when they occur. For more information on how the goodwill is determined, see “Critical Accounting Policies — Goodwill” below.

Critical Accounting Policies

Certain amounts in Castlewood’s consolidated financial statements require the use of best estimates and assumptions to determine reported values. These amounts could ultimately be materially different than what has been provided for in Castlewood’s consolidated financial statements. Castlewood considers the assessment of loss reserves and reinsurance recoverable to be the values requiring the most inherently subjective and complex estimates. In addition, the assessment of the possible impairment of goodwill involves certain estimates and assumptions. As such, the accounting policies for these amounts are of critical importance to Castlewood’s consolidated financial statements.

Loss and Loss Adjustment Expenses

The following table provides a breakdown of gross loss and loss adjustment expense reserves by type of exposure as of December 31, 2005 and 2004:

	2005			2004
	OLR	IBNR	Total	OLR	IBNR	Total
	(in thousands of U.S. Dollars)			(in thousands of U.S. Dollars)

Asbestos	$149,023	$297,807	$446,830	$201,497	$400,692	$602,189
Environmental	43,477	87,772	131,249	51,776	89,329	141,105
All Other	110,776	67,629	178,405	176,131	61,549	237,680

Total	303,276	453,208	756,484	429,404	551,570	980,974

ULAE			50,075			66,339

Total			$806,559			1,047,313

Note: The “All Other” exposure category consists of a mix of casualty, property, marine, aviation and other miscellaneous long-tailed exposures.

The following table provides a breakdown of loss and loss adjustment expense reserves (net of reinsurance balances recoverable) by type of exposure as of December 31, 2005 and 2004:

	2005	2004
	(in thousands of
	U.S. dollars)

Asbestos	$325,920	$411,412
Environmental	58,037	67,636
Other	209,203	257,612

Total	$593,160	$736,660

As of December 31, 2005, the IBNR reserves (net of reinsurance balances receivable) accounted for $326.3 million, or 55.0%, of Castlewood’s total loss reserves. The reserve for IBNR (net of reinsurance balance receivable) accounted for $409.7 million, or 55.6%, of Castlewood’s total loss reserves at December 31, 2004.

Annual Loss and Loss Adjustment Reviews

Because a significant amount of time can lapse between the assumption of risk, the occurrence of a loss event, the reporting of the event to an insurance or reinsurance company and the ultimate payment of the claim on the loss event, the liability for unpaid losses and loss adjustment expenses is based largely upon estimates. Castlewood’s management must use considerable judgment in the process of developing these estimates. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for IBNR reserves. Such reserves are estimated by management based upon loss reports received from ceding companies, supplemented by Castlewood’s own estimates of losses for which no ceding company loss reports have yet been received.

In establishing reserves, management also considers independent actuarial estimates of ultimate losses. Castlewood’s actuaries employ generally accepted actuarial methodologies to estimate ultimate losses and loss adjustment expenses. A loss reserve study is prepared by an independent actuary annually in order to provide additional insight into the reasonableness of Castlewood’s reserves for losses and loss adjustment expenses.

As of December 31, 2005, 1996 was the most recent year in which policies were underwritten by any of Castlewood’s insurance and reinsurance subsidiaries. As such, all of Castlewood’s unpaid claims liabilities are considered to have a long-tail claims payout. Loss reserves primarily relate to casualty exposures, including latent claims, of which approximately 76% relate to asbestos and environmental exposures.

Within the annual loss reserve studies produced by Castlewood’s external actuaries, exposures for each subsidiary are separated into homogeneous reserving categories for the purpose of estimating IBNR. Each reserving category contains either direct insurance or assumed reinsurance reserves and groups relatively similar types of risks and exposures (for example asbestos, environmental, casualty, property) and lines of business written (for example marine, aviation, non-marine). Based on the exposure characteristics and the nature of available data for each individual reserving category, a number of methodologies are applied. Recorded reserves for each category are selected from the indications produced by the various methodologies after consideration of exposure characteristics, data limitations and strengths and weaknesses of each method applied. This approach to estimating IBNR has been consistently adopted in the annual loss reserve studies for each period presented.

The ranges of gross loss and loss adjustment expense reserves (excluding ULAE) implied by the various methodologies used by each of Castlewood’s insurance subsidiaries as of December 31, 2005 are:

	Low	Selected	High

Asbestos	$335,122	$446,830	$464,703
Environmental	65,624	131,249	149,624
All Other	148,076	178,405	239,062
ULAE	50,075	50,075	50,075

Total	$598,897	$806,559	$903,464

Latent Claims.  Castlewood’s loss reserves are largely related to casualty exposures including latent exposures primarily relating to asbestos and environmental exposure. In establishing the reserves for unpaid claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, reserves are established to cover loss development related to both known and unasserted claims.

The estimation of unpaid claim liabilities is subject to a high degree of uncertainty for a number of reasons. First, unpaid claim liabilities for casualty exposures in general are impacted by changes in the legal environment, jury awards, medical cost trends and general inflation. Moreover, for latent exposures in particular, developed case law and adequate claim history do not exist. There is significant coverage litigation related to these exposures, which creates further uncertainty in the estimation of the liabilities. As such, for these types of exposures, it is especially unclear whether past claim experience will be representative of future claim experience. Ultimate values for such claims cannot be estimated using reserving techniques that extrapolate losses to an ultimate basis using loss development factors, and the uncertainties surrounding the estimation of unpaid claim liabilities are not likely to be resolved in the near future. There can be no assurance that the reserves established by Castlewood will be adequate or will not be adversely affected by the development of other latent exposures.

Castlewood’s asbestos claims are primarily products liability claims submitted by a variety of insureds who operated in different parts of the asbestos distribution chain. While most such claims arise from asbestos mining and primary asbestos manufacturers, it has also been receiving claims from tertiary defendants such as smaller manufacturers and the industry has seen an emerging trend of non-products claims arising from premises exposures. Unlike products claims, primary policies generally do not contain aggregate policy limits for premises claims, which, accordingly, remain at the primary layer and, thus, rarely impact excess insurance policies. As the vast majority of Castlewood’s policies are excess policies, this trend has had only a marginal effect on our asbestos exposures thus far.

Asbestos reform efforts have been underway at both the federal and state level to address the cost and scope of asbestos claims to the American economy. While there is significant opposition to proposals for a federal trust fund that would replace the tort system for asbestos claims and the prospect for passage of such federal level reforms appears remote at present, several states including Texas and Florida have passed reforms based on “medical criteria” requiring certain levels of medically documented injury before a lawsuit can be filed, resulting in a drop of year-on-year case filings in those states adopting this reform measure.

Asbestos claims fall into two general categories: impaired and unimpaired bodily injury claims. Property damage claims represent only a small fraction of asbestos claims. Impaired claims primarily include individuals suffering from mesothelioma or a cancer such as lung cancer. Unimpaired claims include asbestosis and those whose lung regions contain pleural plaques. Unimpaired claims are not life threatening and do not cause changes to one’s ability to function or to one’s lifestyle.

Unlike traditional property and casualty insurers that either have large numbers of individual claims arising from personal lines such as auto, or small numbers of high value claims as in medical malpractice insurance lines, Castlewood’s primary exposures arise from asbestos and environmental claims that do not follow a consistent pattern. For instance, Castlewood may encounter a small insured with one large environmental claim due to significant groundwater contamination, while a Fortune 500 company may submit numerous claims for relatively small values. Moreover, there is no set pattern for the life of an environmental or asbestos claim. Some of these claims may resolve within two years whereas others have remained unresolved for nearly two decades. Therefore, Castlewood’s open and closing claims data do not follow any identifiable or discernible pattern.

Furthermore, because of the reinsurance nature of the claims Castlewood manages, it focuses on the activities at the (re)insured level rather than at the individual claims level. The counterparties with whom Castlewood typically interacts are generally insurers or large industrial concerns and not individual claimants. The asbestos claims can number in the tens of thousands yet each one amounts to a very modest sum. Also, plaintiffs’ counsel frequently aggregate thousands of claims within one lawsuit. As a result, claim count information is either not available or is unreliable. Therefore, data accumulation and claims management is more effective and meaningful to Castlewood at the (re)insured level rather than at the underlying claim level. As such we have designed our reserving methodologies to be independent of claim count information. As the level of exposures to a (re)insured can vary substantially Castlewood focuses on the aggregate exposures and pursues commutations and policy buy-backs with the larger (re)insureds. As such the number of additional exposures or average reserve amounts for each exposure is not relevant to either the reserve estimation process or the management of Castlewood’s liabilities.

Castlewood employs approximately twenty-nine full time equivalent employees, including a qualified U.S. attorney, actuaries, and experienced claims-handlers to directly administer its asbestos and environmental liabilities. Castlewood has established a provision for future expenses of $38.6 million, which reflects the total anticipated costs to administer these claims to expiration.

Castlewood’s future asbestos loss development may be influenced by many factors including:

•	Onset of future asbestos-related illness in individuals exposed to asbestos over the past 50 or more years.

•	Future viability of the practice of resolving asbestos liability for defendant companies through bankruptcy.

•	Enactment of tort reforms establishing stricter medical criteria for asbestos awards.

•	Attempts to resolve all U.S.-related asbestos litigation through federal legislation.

The influence of each of these factors is not easily quantifiable and Castlewood’s historical asbestos loss development is of limited value in determining future asbestos loss development using traditional actuarial reserving techniques.

Significant trends affecting insurer liabilities and reserves in recent years had little effect on environmental claims, except for claims arising out of damages to natural resources. New Jersey has pioneered the use of natural resources damages to advance further pursuit of funds from potentially responsible parties, or PRPs. A recent successful action against Exxon Mobil has increased the likelihood the use of natural resource damages will expand within New Jersey and perhaps other states. These actions target primary policies and will likely have less effect on excess carriers because damages, when awarded, are typically spread across many PRPs and across many policy years. As such, claims do not generally reach excess insurance layers.

Castlewood’s future environmental loss development may also be influenced by other factors including:

•	Existence of currently undiscovered polluted sites eligible for clean-up under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and related legislation.

•	Costs imposed due to joint and several liability if not all PRPs are capable of paying their share.

•	Success of legal challenges to certain policy terms such as the “absolute” pollution exclusion.

•	Potential future reforms and amendments to CERCLA, particularly as the resources of Superfund — the funding vehicle, established as part of CERCLA, to provide financing for cleanup of polluted sites where no PRP can be identified — become exhausted.

The influence of each of these factors is not easily quantifiable and, as with asbestos-related exposures, Castlewood’s historical environmental loss development is of limited value in determining future environmental loss development using traditional actuarial reserving techniques.

Finally, the issue of lead paint liability represents a potential emerging trend in latent claim activity that could potentially lead to future reserve adjustments. After a series of successful defense efforts by defendant lead pigment manufacturers in lead paint litigation, a Rhode Island court, earlier this year, ruled in favor of the government in a nuisance claim against the defendant manufacturers. Although the damages portion of the case has yet to be decided, the plaintiff could receive a significant award. Further, there are similar pending claims in several jurisdictions including California. As policies do not generally contain exclusions for bodily injury or property damage arising from lead paint or lead pigment, there is the potential for significant impact to excess insurers if plaintiffs prevail in successive nuisance claims pending in other jurisdictions.

Castlewood’s independent, external actuaries use industry benchmarking methodologies to estimate appropriate IBNR reserves for Castlewood’s A&E exposures. These methods are based on comparisons of Castlewood’s loss experience on A&E exposures relative to industry loss experience on A&E exposures. Estimates of IBNR are derived separately for each relevant Castlewood subsidiary and, for some subsidiaries, separately for distinct portfolios of exposure. The discussion that follows describes, in greater detail, the primary actuarial methodologies used by Castlewood’s independent actuaries to estimate IBNR for A&E exposures.

In addition to the specific considerations for each method described below, many general factors are considered in the application of the methods and the interpretation of results for each portfolio of exposures. These factors include the mix of product types (e.g. primary insurance versus reinsurance of primary versus reinsurance of reinsurance), the average attachment point of coverages (e.g. first-dollar primary versus umbrella over primary versus high-excess), payment and reporting lags related to the international domicile of Castlewood subsidiaries, payment and reporting pattern acceleration due to large “wholesale” settlements (e.g. policy buybacks and commutations) pursued by Castlewood, lists of individual risks remaining and general trends within the legal and tort environments.

1. Paid Survival Ratio Method.  In this method, Castlewood’s expected annual average payment amount is multiplied by an expected future number of payment years to get an indicated reserve. Castlewood’s historical calendar year payments are examined to determine an expected future annual average payment amount. This amount is multiplied by an expected number of future payment years to estimate a reserve. Trends in calendar year payment activity are considered when selecting an expected future annual average payment amount. Accepted industry benchmarks are used in determining an expected number of future payment years. Each year, annual payments data is updated, trends in payments are re-evaluated and changes to benchmark future payment years are reviewed. This method has advantages of ease of application and simplicity of assumptions. A potential disadvantage of the method is that results could be misleading for portfolios of high excess exposures where significant payment activity has not yet begun.

2. Paid Market Share Method.  In this method, Castlewood’s estimated market share is applied to the industry estimated unpaid losses. The ratio of Castlewood’s historical calendar year payments to industry historical calendar year payments is examined to estimate Castlewood’s market share. This ratio is then applied to the estimate of industry unpaid losses. Each year, calendar year payment data is updated (for both Castlewood and industry), estimates of industry unpaid losses are reviewed and the selection of Castlewood’s estimated market share is revisited. This method has the advantage that trends in calendar-year market share can be incorporated into the selection of company share of remaining market payments. A potential disadvantage of this method is that it is particularly sensitive to assumptions regarding the time-lag between industry payments and Castlewood payments.

3. Reserve-to-Paid Method.  In this method, the ratio of estimated industry reserves to industry paid-to-date losses is multiplied by Castlewood’s paid-to-date losses to estimate Castlewood’s reserves. Specific considerations in the application of this method include the completeness of Castlewood’s paid-to-date loss information, the potential acceleration or deceleration in Castlewood’s payments (relative to the industry) due to Castlewood’s claims handling practices, and the impact of large individual settlements. Each year, paid-to-date loss information is updated (for both Castlewood and the industry) and updates to industry estimated reserves are reviewed. This method has the advantage of relying purely on paid loss data and so is not influenced by subjectivity of case reserve loss estimates. A potential disadvantage is that the application to Castlewood portfolios which do not have complete inception-to-date paid loss history could produce misleading results.

4. IBNR:Case Ratio Method.  In this method, the ratio of estimated industry IBNR reserves to industry case reserves is multiplied by Castlewood’s case reserves to estimate Castlewood IBNR reserves. Specific considerations in the application of this method include the presence of policies reserved at policy limits, changes in overall industry case reserve adequacy and recent loss reporting history for Castlewood. Each year, Castlewood case reserves are updated, industry reserves are updated and the applicability of the industry IBNR:case ratio is reviewed. This method has the advantage that it incorporates the most recent estimates of amounts needed to settle open cases included in current case reserves. A potential disadvantage is that results could be misleading where Castlewood case reserve adequacy differs significantly from overall industry case reserve adequacy.

5. Ultimate-to-Incurred Method.  In this method, the ratio of estimated industry ultimate losses to industry incurred-to-date losses is applied to Castlewood incurred-to-date losses to estimate Castlewood’s IBNR reserves. Specific considerations in the application of this method include the completeness of Castlewood’s incurred-to-date loss information, the potential acceleration or deceleration in Castlewood’s incurred losses (relative to the industry) due to Castlewood’s claims handling practices and the impact of large individual settlements. Each year incurred-to-date loss information is updated (for both Castlewood and the industry) and updates to industry estimated ultimate losses are reviewed. This method has the advantage that it incorporates both paid and case reserve information in projecting ultimate losses. A potential disadvantage is that results could be misleading where cumulative paid loss data is incomplete or where Castlewood case reserve adequacy differs significantly from overall industry case reserve adequacy.

Under the Paid Survival Ratio Method, the Paid Market Share Method and the Reserve-to-Paid Method, we first determine the estimated total reserve and then deduct the reported outstanding case reserves to arrive at an estimated IBNR reserve. The IBNR:Case Ratio Method first determines an estimated IBNR reserve which is then added to the advised outstanding case reserves to arrive at an estimated total loss reserve. The Ultimate-to-Incurred Method first determines an estimate of the ultimate losses to be paid and then deducts paid-to-date losses to arrive at an estimated total loss reserve and then deducts outstanding case reserves to arrive at the estimated IBNR reserve.

Within the annual loss reserve studies produced by Castlewood’s external actuaries, exposures for each subsidiary are separated into homogeneous reserving categories for the purpose of estimating IBNR. Each reserving category contains either direct insurance or assumed reinsurance reserves and groups relatively similar types of risks and exposures (for example asbestos, environmental, casualty, property) and lines of business written (for example marine, aviation, non-marine). Based on the exposure characteristics and the nature of available data for each individual reserving category, a number of methodologies are applied. Recorded reserves for each category are selected from the indications produced by the various methodologies after consideration of exposure characteristics, data limitations, and strengths and weaknesses of each method applied. This approach to estimating IBNR has been consistently adopted in the annual loss reserve studies for each period presented.

As of December 31, 2005, Castlewood has nine separate insurance and/or reinsurance subsidiaries whose reserves are categorized into approximately 170 reserve categories in total, including 15 distinct asbestos reserving categories and 18 distinct environmental reserving categories.

The five methodologies discussed above are applied for each of the 15 asbestos reserving categories and each of the 18 environmental reserving categories. As is common in actuarial practice, no one methodology is exclusively or consistently relied upon when selecting a recorded reserve. Consistent reliance on a single methodology to select a recorded reserve would be inappropriate in light of the dynamic nature of both the asbestos and environmental liabilities in general, and the actual Castlewood exposure portfolios in particular.

In selecting a recorded reserve, management considers the range of results produced by the methods, and the strengths and weaknesses of the methods in relation to the data available and the specific characteristics of the portfolio under consideration. Trends in both Castlewood data and industry data are also considered in the reserve selection process. Recent trends or changes in the relevant tort and legal environments are also considered when assessing methodology results and selecting an appropriate recorded reserve amount for each portfolio.

The following key assumptions were used to estimate Asbestos and Environmental reserves at December 31, 2005:

1.	$65 billion Ultimate Industry Asbestos losses — this level of industry-wide losses and its comparison to industry-wide paid, incurred and outstanding case reserves is the base benchmarking assumption applied to Paid Market Share, Reserve-to-Paid, IBNR: Case Ratio and the Ultimate-to-Incurred asbestos reserving methodologies.

2.	$35 billion Ultimate Industry Environmental losses — this level of industry-wide losses and its comparison to industry-wide paid, incurred and outstanding case reserves is the base benchmarking assumption applied to Paid Market Share, Reserve-to-Paid, IBNR: Case Ratio and the Ultimate-to-Incurred environmental reserving methodologies.

3.	Loss reporting lag — Castlewood’s subsidiaries assumed a mix of insurance and reinsurance exposures generally through the London Market. As the available industry benchmark loss information, as supplied by our independent consulting actuaries, is compiled largely from U.S. direct insurance company experience, Castlewood’s loss reporting is expected to lag relative to available industry benchmark information. This time-lag used by each of Castlewood’s insurance subsidiaries varies between from 1 to 3 years depending on the relative mix of domicile, percentages of product mix of insurance, reinsurance and retrocessional reinsurance, primary insurance, excess insurance, reinsurance of direct, and reinsurance of reinsurance within any given exposure category. Exposure portfolios written from a non-U.S. domicile are assumed to have a greater time-lag than portfolios written from a

U.S. domicile. Portfolios with a larger proportion of reinsurance exposures are assumed to have a greater time-lag than portfolios with a larger proportion of insurance exposures.

With one exception, the above assumptions have generally not changed from the immediately preceding annual review at December 31, 2004. The one material change related to a subsidiary acquired in late 2004. The estimate of loss reserves of such subsidiary at December 31, 2005 assumed a reduction in the loss-reporting lag from 3 years, used at December 31, 2004, to 2.35 years. This change in assumption was made based on additional analysis of the mix of reinsurance of direct versus reinsurance of reinsurance exposures within the portfolio of such subsidiary. While this had the effect of reducing gross reserves of such subsidiary by $40 million, there was no material effect on net reserves due to an associated decrease in the recorded benefit of reinsurance protections.

The following tables provide a summary of the impact of changes in industry ultimate losses, from the selected $65 billion for asbestos and $35 billion for environmental, and changes in the time-lag, from the selected average of 2 years for the company behind industry development that it is assumed relates to the company’s insurance and reinsurance companies. Please note that the table below demonstrates sensitivity to changes to key assumptions using methodologies selected for determining loss and ALAE at December 31, 2005 and differs from the table on page 122 which demonstrates the range of outcomes produced by the various methodologies.

Asbestos Gross
Sensitivity to Industry Asbestos Ultimate Loss Assumption	Loss Reserves

Asbestos — $65 billion (selected)	$446,830
Asbestos — $60 billion	380,805

Environmental Gross
Sensitivity to Industry Environmental Ultimate Loss Assumption	Loss Reserves

Environmental — $35 billion (selected)	$131,249
Environmental — $40 billion	162,069
Environmental — $30 billion	100,429

	Asbestos	Environmental
Sensitivity to time-lag Assumption*	Loss Reserves	Loss Reserves

Selected average of 2 years (varies by portfolio from 1-3 years)	$446,830	$131,249
Increase all portfolio lags by six months	478,239	136,797
Decrease all portfolio lags by six months	417,237	128,557

*	using $65 billion/$35 billion Asbestos/Environmental Industry Ultimate Loss assumptions

Industry publications indicate that the range of ultimate industry asbestos losses is estimated to be between $55 billion and $65 billion. Based on management’s experience of substantial loss development on Castlewood asbestos exposure portfolios, Castlewood has selected the upper end of the range as the basis for its asbestos loss reserving. Although the industry publications suggest a low end of the range of industry ultimate losses of $55 billion, Castlewood considers that unlikely and believes that it is more reasonable to assume that the lower end of this range of ultimate losses could be $60 billion.

Guidance from industry publications is more varied in respect of estimates of ultimate industry environmental losses. Consistent with an industry published estimate, Castlewood believes the reasonable range for ultimate industry environmental losses is between $30 billion and $40 billion. Castlewood has selected the midpoint of this range as the basis for its environmental loss reserving based on advice supplied by its independent consulting actuaries. Another industry publication indicates that ultimate industry environmental losses could be $56 billion. However, based on our own loss experience, including successful settlement activity by the company, the decline in new claims notified in recent years and improvements in environmental clean-up technology, Castlewood does not believe that the $56 billion estimate would be a reasonable basis for its reserving for environmental losses.

Management’s current estimate of the time lag that relates to its insurance and reinsurance subsidiaries compared to the industry is considered reasonable given the analysis performed by its internal and external actuaries to date.

Over time, additional information regarding such exposure characteristics may be developed for any given portfolio. This additional information could cause a shift in the lag assumed. As mentioned above, a change in lag assumption from 3 years to 2.35 years was made for a single asbestos portfolio between December 31, 2004 and December 31, 2005. The change reduced the overall Castlewood average time lag by 0.4 years. It is possible that further information could arise regarding other portfolios which would cause a shift in time-lag assumed, but it is unlikely to cause a shift larger than 6 months for Castlewood as a whole.

Non-Latent Claims.  Non-latent claims are less significant to Castlewood, both in terms of reserves held and in terms of risk of significant reserve deficiency. For non-latent loss exposure, a range of traditional loss development extrapolation techniques is applied. Incremental paid and incurred loss development methodologies are the most commonly used methods. Traditional cumulative paid and incurred loss development methods are used where inception-to-date, cumulative paid and reported incurred loss development history is available.

These methods assume that cohorts, or groups, of losses from similar exposures will increase over time in a predictable manner. Historical paid and incurred loss development experience is examined for earlier accident years to make inferences about how later accident years’ losses will develop. Where company-specific loss information is not available or not reliable, industry loss development information published by industry sources such as the Reinsurance Association of America is considered. These methods calculate an estimate of ultimate losses and then deduct paid-to-date losses to arrive at an estimated total loss reserve. Outstanding losses are then deducted from estimated total loss reserves to calculate the estimated IBNR reserve. Management does not expect changes in underlying reserving assumptions to have a material impact on net loss and loss adjustment expense reserves as they are primarily sensitive to changes due to loss development.

Quarterly Reserve Reviews.  In addition to an in-depth annual review, Castlewood also performs quarterly reserve reviews. This is done by examining quarterly paid and incurred loss development to determine whether it is consistent with reserves established during the preceding annual reserve review. Loss development is reviewed separately for each major exposure type (e.g. asbestos, environmental, etc.), for each relevant Castlewood subsidiary, and for large “wholesale” commutation settlements versus “routine” paid and advised losses. This process is undertaken to determine whether loss development experience during a quarter warrants any change to held reserves.

Loss development is examined separately by exposure type because different exposures develop differently over time. For example, the expected reporting and payout of losses for a given amount of asbestos reserves can be expected to take place over a different time frame and in a different quarterly pattern from the same amount of environmental reserves.

In addition, loss development is examined separately for each relevant Castlewood subsidiary. While the most significant exposures for most Castlewood subsidiaries are latent asbestos and environmental exposures, there are differing profiles to the exposure across Castlewood’s subsidiaries. Companies can differ in their exposure profile due to the mix of insurance versus reinsurance, the mix of primary versus excess insurance, the underwriting years of participation and other criteria. These differing profiles lead to different expectations for quarterly and annual loss development by company.

Castlewood’s quarterly paid and incurred loss development is often driven by large, “wholesale” settlements — such as commutations and policy buybacks — which settle many individual claims in a single transaction. This allows for monitoring of the potential profitability of large settlements which, in turn, can provide information about the adequacy of reserves on remaining exposures which have not yet been settled. For example, if it were found that large settlements were consistently leading to large negative, or favorable, incurred losses upon settlement, it might be an indication that reserves on remaining exposures are redundant. Conversely, if it were found that large settlements were consistently leading to large positive, or adverse, incurred losses upon settlement, it might be an indication — particularly if the size of the losses were increasing — that certain loss reserves on remaining exposures are deficient. Moreover, removing the loss development resulting from large settlements allows for a review of loss development related only to those contracts which remain exposed to losses. Were this not done, it is possible that savings on large wholesale settlements could mask significant underlying development on remaining exposures.

Once the data has been analyzed as described above, an in-depth review is performed on classes of exposure with significant loss development. Discussions are held with appropriate personnel, including individual company managers, claims handlers and attorneys, to better understand the causes. If it is determined that development differs significantly from expectations, reserves would be adjusted.

Quarterly loss development is expected to be fairly erratic for the types of exposure insured and reinsured by Castlewood. Several quarters of low incurred loss development can be followed by spikes of relatively large incurred losses. This is characteristic of latent claims and other insurance losses which are reported and settled many years after the inception of the policy. Given the high degree of statistical uncertainty, and potential volatility, it would be unusual to adjust reserves on the basis of one, or even several, quarters of loss development activity. As such, unless the incurred loss activity in any one quarter is of such significance that management is able to quantify the impact on the ultimate liability for loss and loss adjustment expenses, reductions or increases in loss and loss adjustment expense liabilities are carried out in the fourth quarter based on the annual reserve review described above.

As described above, Castlewood’s management regularly reviews and updates reserve estimates using the most current information available and employing various actuarial methods. Adjustments resulting from changes in Castlewood’s estimates are recorded in the period when such adjustments are determined. The ultimate liability for loss and loss adjustment expenses is likely to differ from the original estimate due to a number of factors, primarily consisting of the overall claims activity occurring during any period, including the completion of commutations of assumed liabilities and ceded reinsurance receivables, policy buy backs and general incurred claims activity.

Reinsurance Balances Receivable

Castlewood’s acquired reinsurance subsidiaries, prior to acquisition by Castlewood, used retrocessional agreements to reduce their exposure to the risk of insurance and reinsurance they assumed. Loss reserves represent total gross losses, and reinsurance receivable represents anticipated recoveries of a portion of those unpaid losses as well as amounts receivable from reinsurers with respect to claims that have already been paid. While reinsurance arrangements are designed to limit losses and to permit recovery of a portion of direct unpaid losses, reinsurance does not relieve Castlewood of its liabilities to its insureds or reinsureds. Therefore, Castlewood evaluates and monitors concentration of credit risk among its reinsurers, including companies that are insolvent, in run-off or facing financial difficulties. Provisions are made for amounts considered potentially uncollectible.

Goodwill

Castlewood follows FAS No. 142 “Goodwill and Other Intangible Assets” which requires that recorded goodwill be assessed for impairment on at least an annual basis. In determining goodwill, Castlewood must determine the fair value of the assets of an acquired company. The determination of fair value necessarily involves many assumptions. Fair values of reinsurance assets and liabilities acquired are derived from probability-weighted ranges of the associated projected cash flows, based on actuarially prepared information and Castlewood’s management run-off strategy. Fair value adjustments are based on the estimated timing of loss and loss adjustment expense payments and an assumed interest rate, and are amortized over the estimated payout period, as adjusted for accelerations on commutation settlements, using the constant yield method options. Interest rates used to determine the fair value of gross loss reserves are based upon risk free rates applicable to the average duration of the loss reserves. Interest rates used to determine the fair value of reinsurance receivables are increased to reflect the credit risk associated with the reinsurers from who the receivables are, or will become, due. If the assumptions made in initially valuing the assets change significantly in the future, Castlewood may be required to record impairment charges which could have a material impact on its financial condition and results of operations.

FAS 141 also requires that negative goodwill be recorded in earnings. During 2004 and the first three months of 2006, Castlewood took negative goodwill into earnings upon the completion of the acquisition of certain companies and presented it as an extraordinary gain.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or the FASB, issued FAS No. 123(R) “Share Based Payments,” or FAS 123R. FAS 123R requires that compensation costs related to share based payment transactions be recognized in a company’s financial statements. The amount of compensation costs will be measured based on the grant date fair value of the awards issued and will be recognized over the period that an employee provides services in exchange for the award or the requisite service or vesting period. Castlewood has adopted FAS 123R using the modified prospective method for the fiscal year beginning January 1, 2006. Castlewood’s adoption of FAS 123R had no material impact on Castlewood’s consolidated financial statements. FAS 123R is effective for the first interim or annual reporting period beginning after January 1, 2006. On May 23, 2006, Castlewood entered into a merger agreement and a recapitalization agreement. As a result of the execution of these agreements, the accounting treatment for share-based awards issued under Castlewood’s employee share plan changed from book value to fair value.

In June 2005, the FASB directed its staff to issue the proposed FASB Staff Proposal, or FSP, Emerging Issues Task Force, or EITF Issue 03-1, as final and retitled it as FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” which replaced existing guidance in EITF 03-1 of the same name. FSP FAS 115-1 clarifies that an impairment should be recognized as a loss no later than when the impairment is deemed other-than-temporary, even if the decision to sell the investment has not been made. FSP FAS 115-1 is effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. Castlewood’s previous policy regarding other-than-temporary impairments substantially complies with FSP FAS 115-1, and therefore the adoption of this standard had no material impact on Castlewood’s net income or equity.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions upon initial adoption of the Interpretation. The cumulative effect of applying the provisions of this Interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the potential impact of FIN 48 on its financial statements when adopted.

In September 2006, the FASB issued FAS 157, Fair Value Measurement. This Statement provides guidance for using fair value to measure assets and liabilities. Under this standard, the definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). FAS 157 clarifies that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets and the lowest priority to unobservable data. Further, FAS 157 requires tabular disclosures of the fair value measurements by level within the fair value hierarchy. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the potential impact of FAS 157 on its financial statements when adopted.

In September 2006, the FASB issued FAS 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. FAS 158 does not affect how an entity computes the net periodic benefit cost recognized in net income. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006. However, the requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year is deferred to fiscal years ending after December 15, 2008. The Company is currently evaluating the potential impact of FAS 158 on its financial statements when adopted.

Results of Operations

The following table sets forth Castlewood’s selected consolidated statement of operations data for each of the periods indicated.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2006	2005	2005	2004	2003
	(in thousands of U.S. dollars)

INCOME
Consulting Fee Income	$5,251	$3,857	$11,600	$8,345	$22,006	$23,703	$24,746
Net Investment Income	11,145	7,651	20,805	13,179	28,236	11,102	8,032
Net Realized (Losses)/Gains	(79)	604	(79)	104	1,268	(600)	(960)

TOTAL INCOME	16,317	12,112	32,326	21,628	51,510	34,205	31,818

EXPENSES
Net Reduction in Loss and Loss Adjustment Expense Liabilities	(4,323)	(3,873)	(6,780)	(5,423)	(96,007)	(13,706)	(24,044)
Salaries and Benefits	6,491	7,522	14,440	12,396	40,821	26,290	15,661
General and Administrative Expenses	4,995	3,457	8,133	6,140	10,962	10,677	6,993
Interest Expense	532	0	532	0	0	0	0
Net Foreign Exchange (Gain)/Loss	(7,497)	1,138	(7,967)	2,195	4,602	(3,731)	(2,362)

TOTAL EXPENSES	198	8,244	8,358	15,308	(39,622)	19,530	(3,752)

Net Earnings before Minority Interest	16,119	3,868	23,968	6,320	91,132	14,675	35,570
Share of Net Earnings of Partly-Owned Companies	151	32	263	79	192	6,881	1,623
Income Tax Expense	581	(151)	795	(1,327)	(914)	(1,924)	(1,490)
Minority Interest	(4,974)	(612)	(5,186)	(991)	(9,700)	(3,097)	(5,111)

Net Earnings before Extraordinary Gain	11,877	3,137	19,840	4,081	80,710	16,535	30,592
Extraordinary Gain -
Negative Goodwill (net of minority interest)	0	0	4,347	0	0	21,759	0

NET EARNINGS	$11,877	$3,137	$24,187	$4,081	$80,710	$38,294	$30,592

Comparison of Three Months Ended June 30, 2006 and 2005

Castlewood reported consolidated net earnings of approximately $11.9 million for the three months ended June 30, 2006 compared to approximately $3.1 million for the same period in 2005. The increase was primarily a result of higher investment income, increased foreign exchange gains, income tax recoveries and lower salaries and benefits costs offset by increased minority interest expense and loan interest expense.

  Consulting Fees:

	Three Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$10,487	$7,836	$2,651
Reinsurance	(5,236)	(3,979)	(1,257)

Total	$5,251	$3,857	$1,394

Castlewood earned consulting fees of approximately $5.3 million and $3.9 million for the three months ended June 30, 2006 and 2005, respectively. Included in these amounts were approximately $0.3 million in consulting fees charged to wholly-owned subsidiaries of B.H. Acquisition, a partly-owned company, in both 2006 and 2005. The increase in consulting fees is primarily due to the increased fees generated by the consulting companies from both new internal and external clients along with increases in incentive-based fees for the period.

Internal management fees of $5.2 million and $4.0 million were paid in the three months ended June 30, 2006 and 2005, respectively, by Castlewood’s reinsurance companies to its consulting companies. The increase in fees paid by the reinsurance segment was due primarily to the fees paid by Brampton in the quarter. Brampton was acquired by Castlewood on March 30, 2006.

Net Investment Income and Net Realized Gains/(Losses):

	Three Months Ended June 30,
	Net Investment Income			Net Realized Gains/(Losses)
	2006	2005	Variance	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$336	$135	$201	$0	$0	$0
Reinsurance	10,809	7,516	3,293	(79)	604	(683)

Total	$11,145	$7,651	$3,494	$(79)	$604	$(683)

Net investment income for the three-month period ended June 30, 2006 increased by $3.5 million to $11.2 million, as compared to $7.7 million for the three-month period ended June 30, 2005. The increase was attributable to the increase in prevailing interest rates quarter on quarter along with an increase in average cash and investment balances from $925.4 million to $1,132.6 million for the quarters ended June 30, 2005 and 2006, respectively. The increase in cash and investment balances was due primarily to the acquisition of Brampton which was completed on March 30, 2006.

The average return on the cash and fixed maturities investments for the three month period ended June 30, 2006 was 3.91%, as compared to the average return of 3.57% for the three-month period ended June 30, 2005. The increase in yield was primarily the result of increasing interest rates in the last six months of 2005 and the first six months of 2006. The average Standard & Poor’s credit rating of Castlewood’s fixed income investments at June 30, 2006 was AAA.

Net realized gains/(losses) for the three month periods ended June 30, 2006 and 2005 were $(0.1) and $0.6 million, respectively. Based on Castlewood’s current investment strategy, Castlewood does not expect net realized gains and losses to be significant in the foreseeable future.

  Net Reduction in Loss and Loss Adjustment Expense Liabilities:

Net reduction in loss and loss adjustment expense liabilities for the three months ended June 30, 2006 and 2005 were $4.3 million and $3.9 million, respectively. The net reduction in loss and loss adjustment expense liabilities for both three-month periods was primarily attributable to the reduction in estimates of loss adjustment expense liabilities to reflect 2006 and 2005 run-off activity partially offset by reductions in estimates of reinsurance balances receivable. The following table shows the components of the movement in net reduction in loss and loss adjustment expense liabilities for the three months ended June 30, 2006 and 2005.

	Three Months Ended June 30,
	2006	2005
	(in thousands of U.S. dollars)

Net Losses Paid	$(23,244)	$(9,842)
Net Change in Case and LAE Reserves	8,229	21,286
Net Change in IBNR	19,338	(7,571)

Net Reduction in Loss and Loss Adjustment Expense Liabilities	$4,323	$3,873

The table below provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for the three months ended June 30, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Three Months Ended June 30,
	2006	2005
	(in thousands of U.S. dollars)

Net Reserves for Losses and Loss Adjustment Expenses, April 1	$791,607	$698,229
Incurred Related to Prior Years	(4,323)	(3,873)
Paids Related to Prior Years	(23,244)	(9,842)
Effect of Exchange Rate Movement	7,970	(7,084)
Acquired on Acquisition of Subsidiaries	0	17,862

Net Reserves for Losses and Loss Adjustment Expenses, June 30	$772,010	$695,292

Salaries and Benefits:

	Three Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$4,723	$6,670	$1,947
Reinsurance	1,768	852	(916)

Total	$6,491	$7,522	$1,031

Salaries and benefits, which include expenses relating to Castlewood’s discretionary bonus and employee share plans, were $6.5 million and $7.5 million for the three-month periods ended June 30, 2006 and 2005, respectively. On May 23, 2006, Castlewood Holdings entered into a merger agreement and a recapitalization agreement, which agreements provide for the cancellation of the current incentive compensation plan and replace it with a new incentive compensation plan. As a result of the execution of these agreements, the accounting treatment for share-based awards issued under Castlewood’s employee share plan changed from book value to fair value. As a result of the cancellation of the current annual incentive compensation plan, $21.2 million of prior years’ unpaid bonus accrual was reversed during the quarter. The expense associated with the new annual incentive compensation plan was $2.1 million for the three months ended June 30, 2006.

The modification of the employee share plan increased its cost by $15.6 million to $19.2 million for the three months ended June 30, 2006 as compared to $1.8 million for the three months ended June 30, 2005.

Castlewood expects that staff costs will continue to increase in 2006 as it continues to grow and add staff. Bonus accrual expenses will be variable and dependent on the overall profit of Castlewood.

General and Administrative Expenses:

	Three Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$3,543	$2,868	$(675)
Reinsurance	1,452	589	(863)

Total	$4,995	$3,457	$(1,538)

General and administrative expenses attributable to the consulting segment increased by $0.7 million during the three months ended June 30, 2006, as compared to the three months ended June 30, 2005. This increase was due primarily to increases in rent and rent related costs due to an increase in office space along with an increase in professional fees and travel relating to due diligence work on potential acquisition opportunities. Castlewood expects that general and administrative expenses attributable to the consulting segment will increase in 2006 due to growth in its U.S. operations, continued growth in staff resources and additional costs associated with its reporting obligations as a public company if the merger is completed.

General and administrative expenses attributable to the reinsurance segment increased by $0.9 million during the three months ended June 30, 2006, as compared to the three months ended June 30, 2005. The increased costs for the current quarter relate primarily to general and administrative expenses in relation to the integration of Brampton into Castlewood. Castlewood does not expect a significant level of costs in the reinsurance segment as the majority of costs incurred are covered by the management agreements in place with the consulting segment, including those related to new acquisitions.

Foreign Exchange Gain/(Loss):

	Three Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$(1,275)	$11	$(1,286)
Reinsurance	8,772	(1,149)	9,921

Total	$7,497	$(1,138)	$8,635

Castlewood recorded a foreign exchange gain of $7.5 million for the three-month period ended June 30, 2006, as compared to a foreign exchange loss of $1.1 million for the same period in 2005. The gain for the three-month period ended June 30, 2006 arose as a result of having surplus British Pounds as a result of Castlewood’s acquisition of Brampton along with the strengthening of the British Pound against the U.S. Dollar. On May 8, 2006 Brampton converted its surplus British Pounds to U.S. Dollars. For the three months ended June 30, 2005, the foreign exchange loss arose primarily as a result of the holding of surplus net Euros in one of the reinsurance subsidiaries along with the weakening of the Euro against the U.S. Dollar.

Share of Income of Partly-Owned Companies:

	Three Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$0	$0	$0
Reinsurance	151	32	119

Total	$151	$32	$119

Castlewood’s share of equity in earnings of partly-owned companies for the three-month periods ended June 30, 2006 and 2005, was $151,000 and $32,000, respectively. These amounts represent Castlewood’s proportionate share of equity in the earnings of B.H. Acquisition.

On consummation of the merger, B.H. Acquisition will become a wholly-owned subsidiary of Castlewood and, as a result, Castlewood will consolidate the results of B.H. Acquisition rather than report its proportionate share of B.H. Acquisition’s income.

Income Tax (Expense)/Recovery:

	Three Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$574	$(135)	$709
Reinsurance	7	(16)	23

Total	$581	$(151)	$732

The consulting segment realized a $0.6 million tax recovery in the three-months ended June 30, 2006, as compared to a $0.1 million tax expense for the same period in 2005. The variance between the two periods arose as a result of Castlewood applying available loss carryforwards from its U.K. insurance companies to relieve profits from its U.K. consulting companies in 2005.

Minority Interest:

	Three Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	(4,974)	(612)	(4,362)

Total	$(4,974)	$(612)	$(4,362)

Castlewood recorded a minority interest in earnings of $5.0 million and $0.6 million for the three-month periods ended June 30, 2006 and 2005, respectively, reflecting the 49.9% minority economic interest held by a third party in the earnings from Hillcot and Brampton. The large increase in 2006 over 2005 is attributable to the net earnings of Brampton which was acquired on March 30, 2006.

Interest Expense:

	Three Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	532	—	(532)

Total	$532	$—	$(532)

Interest expense of $0.5 million was recorded for the quarter ended June 30, 2006. This amount relates to the interest on the funds that were borrowed from an international bank to partially assist with the financing of the Brampton acquisition as well as interest on the promissory note that formed part of the acquisition cost for Brampton. Prior to June 30, 2006 the promissory note was repaid in full and the bank loan was reduced. As a result it is expected that future interest expense will be lower.

Comparison of Six Months Ended June 30, 2006 and 2005

Castlewood reported consolidated net earnings of approximately $24.2 million for the six months ended June 30, 2006 compared to approximately $4.1 million for the same period in 2005. The increase was primarily a result of higher investment income, increased foreign exchange gains, income tax recoveries and the recording of $4.4 million in negative goodwill, partially offset by higher salaries and benefits costs, minority interest expense and loan interest expense.

Consulting Fees:

	Six Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$20,422	$16,408	$4,014
Reinsurance	(8,822)	(8,063)	(759)

Total	$11,600	$8,345	$3,255

Castlewood earned consulting fees of approximately $11.6 million and $8.3 million for the six months ended June 30, 2006 and 2005, respectively. Included in these amounts were approximately $0.6 million in consulting fees charged to wholly-owned subsidiaries of B.H. Acquisition, a partly-owned company, in both 2006 and 2005. The increase in consulting fees is primarily due to the increased fees generated by the consulting companies from both new internal and external clients along with increases in incentive-based fees for the period. In particular, Castlewood (US) Inc., which commenced operations on April 1, 2005, had fee income for the six months ended June 30, 2006 $2.6 million higher than for the same period in 2005.

Internal management fees of $8.8 million and $8.1 million were paid in the six months ended June 30, 2006 and 2005, respectively, by Castlewood’s reinsurance companies to its consulting companies. The increase in fees paid by the reinsurance segment for the six months ended June 30, 2006 was due primarily to the management fees paid by Brampton in the period offset by a reduction in fees paid by Hillcot Re. Brampton was acquired by Castlewood on March 30, 2006.

Net Investment Income and Net Realized Gains/(Losses):

	Six Months Ended June 30,
	Net Investment Income			Net Realized Gains/(Losses)
	2006	2005	Variance	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$577	$243	$334	$0	$0	$0
Reinsurance	20,228	12,936	7,292	(79)	104	(183)

Total	$20,805	$13,179	$7,626	$(79)	$104	$(183)

Net investment income for the six-month period ended June 30, 2006 increased by $7.6 million to $20.8 million, as compared to $13.2 million for the six-month period ended June 30, 2005. The increase was attributable to the combination of an increase in prevailing interest rates between June 30, 2005 and June 30, 2006 as well as an increase in average cash and investment balances from $931.0 million to $996.9 million for the six months ended June 30, 2005 and 2006, respectively. The increase in cash and investment balances was due primarily to the acquisition of Brampton which was completed on March 30, 2006.

The average return on the cash and fixed maturities investments for the six-month period ended June 30, 2006 was 4.16%, as compared to the average return of 2.85% for the six-month period ended June 30, 2005. The increase in yield was primarily the result of increasing interest rates in the last six months of 2005 and the first six months of 2006. The average Standard & Poor’s credit rating of Castlewood’s fixed income investments at June 30, 2006 was AAA.

Net realized gains/(losses) for the six months ended June 30, 2006 and 2005 were $(0.1) and $0.1 million, respectively. Based on Castlewood’s current investment strategy, Castlewood does not expect net realized gains and losses to be significant in the foreseeable future.

Net Reduction in Loss and Loss Adjustment Expense Liabilities:

Net reduction in loss and loss adjustment expense liabilities for the six months ended June 30, 2006 and 2005 were $6.8 million and $5.4 million, respectively. The net reduction in loss and loss adjustment expense liabilities for both six month periods was primarily attributable to the reduction in estimates of loss adjustment expense liabilities to reflect 2006 and 2005 run-off activity partially offset by reductions in estimates of reinsurance balances receivable. The following table shows the components of the movement in net reduction in loss and loss adjustment expense liabilities for the six months ended June 30, 2006 and 2005.

	Six Months Ended June 30,
	2006	2005
	(in thousands of U.S. dollars)

Net Losses Paid	$(27,456)	$(40,051)
Net Change in Case and LAE Reserves	16,121	35,278
Net Change in IBNR	18,115	10,196

Net Reduction in Loss and Loss Adjustment Expense Liabilities	$6,780	$5,423

The table below provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for the six months ended June 30, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Six Months Ended June 30,
	2006	2005
	(in thousands of U.S. dollars)

Net Reserves for Losses and Loss Adjustment Expenses, January 1	$593,160	$736,660
Incurred Related to Prior Years	(6,780)	(5,423)
Paids Related to Prior Years	(27,456)	(40,051)
Effect of Exchange Rate Movement	4,838	(13,756)
Acquired on Acquisition of Subsidiaries	208,248	17,862

Net Reserves for Losses and Loss Adjustment Expenses, June 30	$772,010	$695,292

Salaries and Benefits:

	Six Months Ended June 30,
	(in thousands of U.S. dollars)
	2006	2005	Variance

Consulting	$10,821	$11,544	$723
Reinsurance	3,619	852	(2,767)

Total	$14,440	$12,396	$(2,044)

Salaries and benefits, which include expenses relating to Castlewood’s discretionary bonus and employee share plans, were $14.4 million and $12.4 million for the six months ended June 30, 2006 and 2005, respectively. On May 23, 2006, Castlewood entered into a merger agreement and a recapitalization agreement, which agreements provide for the cancellation of the current incentive compensation plan and replaces it with a new incentive compensation plan. As a result of the execution of these agreements, the accounting treatment for share-based awards under Castlewood’s employee share plan changed from book value to fair value. As a result of the cancellation of the current annual incentive compensation plan, $21.2 million of prior years’ unpaid bonus accrual was reversed during the six months ended June 30, 2006. The expense associated with the new annual incentive compensation plan was $4.3 million for the six months ended June 30, 2006 as compared to an expense of $0.7 million relating to the prior plan for the six months ended June 30, 2005. The entering into the agreement was considered a modification of awards granted under the employee share plan, which required that expense equal to the estimated fair value of the shares be recorded. This increased its cost by $15.6 million to $19.6 million for the six months ended June 30, 2006 as compared to $2.2 million for the six months ended June 30, 2005.

Castlewood expects that staff costs will continue to increase in 2006 as it continues to grow and add staff. Bonus accrual expenses will be variable and dependent on the overall profit of Castlewood as they will, in accordance with the annual incentive plan, be equal to 15% of after tax earnings of Castlewood.

General and Administrative Expenses:

	Six Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$6,004	$4,878	$(1,126)
Reinsurance	2,129	1,262	(867)

Total	$8,133	$6,140	$(1,993)

General and administrative expenses attributable to the consulting segment increased by $1.1 million during the six months ended June 30, 2006, as compared to the six months ended June 30, 2005. This increase was due primarily to increases in rent and rent related costs due to an increase in office space along with an increase in professional fees and travel relating to due diligence work on potential acquisition opportunities. Castlewood expects that general and administrative expenses attributable to the consulting segment will increase in 2006 due to growth in its U.S. operations, continued growth in staff resources and additional costs associated with its reporting obligations as a public company if the merger is completed.

General and administrative expenses attributable to the reinsurance segment increased by $0.9 million during the six months ended June 30, 2006, as compared to the six months ended June 30, 2005. The increased costs for the current year relate primarily to general and administrative expenses in relation to the integration of Brampton into Castlewood. On an ongoing basis, Castlewood does not expect a significant level of costs in the reinsurance segment as the majority of costs incurred are covered by the management agreements in place with the consulting segment, including those related to new acquisitions.

Foreign Exchange Gain/(Loss):

	Six Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$(1,249)	$(37)	$(1,212)
Reinsurance	9,216	(2,158)	11,374

Total	$7,967	$(2,195)	$10,162

Castlewood recorded a foreign exchange gain of $8.0 million for the six months ended June 30, 2006, as compared to a foreign exchange loss of $2.2 million for the same period in 2005. The gain for the six-month period ended June 30, 2006 arose primarily as a result of having surplus British Pounds as a result of Castlewood’s acquisition of Brampton along with the strengthening of the British Pound against the U.S. Dollar. On May 8, 2006 Brampton converted its surplus British Pounds to U.S. Dollars. For the six months ended June 30, 2005, the foreign exchange loss arose primarily as a result of the holding of surplus net Euros in one of the reinsurance subsidiaries along with the weakening of the Euro against the U.S. Dollar.

Share of Income of Partly-Owned Companies:

	Six Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$0	$0	$0
Reinsurance	263	79	184

Total	$263	$79	$184

Castlewood’s share of equity in earnings of partly-owned companies for the six months ended June 30, 2006 and 2005, were $0.3 million and $0.1 million, respectively. These amounts represent Castlewood’s proportionate share of equity in the earnings of B.H. Acquisition as well as, for the six months ended June 30, 2005, Castlewood’s proportionate share of equity in the earnings of Cassandra, a twenty-seven percent owned equity investment that was disposed of in March 2005.

On consummation of the merger, B.H. Acquisition will become a wholly-owned subsidiary of Castlewood and, as a result, Castlewood will consolidate the results of B.H. Acquisition rather than report its proportionate share of B.H. Acquisition’s income.

Income Tax (Expense)/Recovery:

	Six Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$751	$(855)	$1,606
Reinsurance	44	(472)	516

Total	$795	$(1,327)	$2,122

The consulting segment realized a $0.8 million tax recovery for the six months ended June 30, 2006, as compared to a $0.9 million tax expense for the same period in 2005. The variance between the two periods arose as a result of Castlewood applying available loss carryforwards from its U.K. insurance companies to relieve profits from its U.K. consulting companies for the 2005 and 2004 years.

The reinsurance segment incurred $nil of tax expense in the six months ended June 30, 2006, as compared to a $0.5 million tax expense for the same period in 2005. The tax expense for the six months ended June 30, 2005 was an adjustment of prior year taxes.

Minority Interest:

	Six Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	(5,186)	(991)	(4,195)

Total	$(5,186)	$(991)	$(4,195)

Castlewood recorded a minority interest in earnings of $5.2 million and $1.0 million for the six months ended June 30, 2006 and 2005, respectively, reflecting the 49.9% minority economic interest held by a third party in the earnings from Hillcot and Brampton. The large increase in 2006 over 2005 is attributable to the net earnings of Brampton which was acquired on March 30, 2006.

Interest Expense:

	Six Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	532	—	(532)

Total	$532	$—	$(532)

Interest expense of $0.5 million was recorded for the six months ended June 30, 2006. This amount relates to the interest on the funds that were borrowed from an international bank to partially assist with the financing of the Brampton acquisition as well as interest on the promissory note that formed part of the acquisition cost for Brampton. Prior to June 30, 2006 the promissory note was repaid in full and the bank loan was reduced. As a result it is expected that future interest expense will be lower.

Negative Goodwill:

	Six Months Ended June 30,
	2006	2005	Variance
	(in thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	4,347	—	4,347

Total	$4,347	$—	$4,347

Negative goodwill of $4.3 million, net of minority interest of $4.3 million, was recorded for the six months ended June 30, 2006 in connection with Castlewood’s acquisition of Brampton. This amount represents the excess of the fair value of net assets acquired of $117.9 million over the cost of $109.2 million. This excess has, in accordance with SFAS 141 “Business Combinations,” been recognized as an extraordinary gain in 2006. The negative goodwill arose primarily as a result of the income earned by Brampton between the date of the balance sheet on which the agreed purchase price was based, December 31, 2004, and the date the acquisition closed, March 30, 2006.

Comparison of the Year Ended December 31, 2005 and 2004

Castlewood reported consolidated net earnings of approximately $80.7 million in 2005 compared to approximately $38.3 million in 2004. The increase was primarily a result of higher income arising from the net reduction in loss and loss adjustment expense liabilities and higher investment income, partially offset by higher salaries and benefits expenses and foreign exchange losses. Net income for 2004 also included an extraordinary gain of $21.8 million for negative goodwill.

Consulting Fees:

	Year Ended December 31,
	2005	2004	Variance
	(in thousands of U.S. dollars)

Consulting	$38,046	$32,992	$5,054
Reinsurance	(16,040)	(9,289)	(6,751)

Total	$22,006	$23,703	$(1,697)

Castlewood earned consulting fees of approximately $22.0 million and $23.7 million for the years ended December 31, 2005 and 2004, respectively. Included in these amounts were approximately $1.3 million in consulting fees charged to B.H. Acquisition, a partly-owned company, in both 2005 and 2004. The reduction in consulting fees during 2005 of $1.7 million was primarily due to a reduction in incentive-based fee engagements partially offset by an increase in fees from new fixed fee recurring engagements.

Internal management fees of $16.0 million and $9.3 million were paid in 2005 and 2004, respectively, by Castlewood’s reinsurance companies to its consulting companies. The increase in fees paid in 2005 by the reinsurance segment to the consulting segment was due primarily to the acquisition of new reinsurance entities by Castlewood in 2005 and late 2004.

Net Investment Income and Net Realized Gains/(Losses):

	Year Ended December 31,
	Net Investment Income			Net Realized Gains/(Losses)
	2005	2004	Variance	2005	2004	Variance
		(in thousands of U.S. dollars)

Consulting	$576	$460	$116	$0	$0	$0
Reinsurance	27,660	10,642	17,018	1,268	(600)	1,868

Total	$28,236	$11,102	$17,134	$1,268	$(600)	$1,868

Net investment income for the year ended December 31, 2005 increased $17.1 million to $28.2 million, as compared to $11.1 million for the year ended December 31, 2004. The increase was primarily attributable to having a larger average cash and investment balance in 2005 ($913.5 million) versus 2004 ($497.1 million) along with an increase in prevailing interest rates period on period.

The average return on the cash and fixed maturities investments for the year ended December 31, 2005 was 3.2%, as compared to the average return of 2.1% for the year ended December 31, 2004. The increase in yield was primarily the result of increasing interest rates in 2005. The weighted average Standard & Poor’s credit rating of Castlewood’s fixed income investments at December 31, 2005 was AAA.

Net realized gains for the year ended December 31, 2005 increased $1.9 million to $1.3 million, as compared to a net realized loss of $0.6 million for the year ended December 31, 2004. Based on Castlewood’s current investment strategy, Castlewood does not expect net realized gains and losses to be significant in the foreseeable future.

Net Reduction in Loss and Loss Adjustment Expense Liabilities:

Net reduction in loss and loss adjustment expense liabilities for the years ended December 31, 2005 and 2004 were $96.0 million and $13.7 million, respectively. The net reduction in loss and loss adjustment expense liabilities for 2005 was primarily attributable to a reduction in estimates of ultimate losses of $65.3 million that arose from the completion of approximately 68 commutations of assumed and ceded exposures, the settlement of losses in the year below carried reserves, lower than expected incurred adverse loss development and the resulting reductions in actuarial estimates of IBNR losses. In 2004, the estimate of net ultimate losses increased by $1.0 million primarily as a result of adverse development of incurred asbestos and environmental losses partially offset by the completion of approximately 36 commutations of assumed and ceded exposures and settlement of losses below carried reserves. As a result of the collection of certain reinsurance receivables, against which bad debt provisions had been provided in earlier periods, Castlewood reduced its aggregate provisions for bad debt by $20.2 million in 2005. There was no change to the provisions for bad debts in 2004. During 2005, Castlewood reduced its estimate of loss adjustment expense liabilities to reflect 2005 run-off activity by $10.5 million compared to a reduction of $14.7 million in 2004. The lower reduction in 2005 was due to an increase in the ultimate length of time, and therefore cost, by which management expects to conclude the run-off of certain liabilities.

The following table shows the components of the movement in net reduction in loss and loss adjustment expense liabilities for the years ended December 31, 2005 and 2004.

	Year Ended December 31,
	2005	2004
	(in thousands of U.S. dollars)

Net Losses Paid	$(69,007)	$(19,019)
Net Change in Case and LAE Reserves	95,156	33,745
Net Change in IBNR	69,858	(1,020)

Net Reduction in Loss and Loss Adjustment Expense Liabilities	$96,007	$13,706

The table below provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance receivables.

	Year Ended December 31,
	2005	2004
	(in thousands of
	U.S. dollars)

Net Reserves for Losses and Loss Adjustment Expenses, January 1	$736,660	$230,155
Incurred Related to Prior Years	(96,007)	(13,706)
Paids Related to Prior Years	(69,007)	(19,019)
Effect of Exchange Rate Movement	3,652	4,124
Acquired on Acquisition of Subsidiaries	17,862	535,106

Net Reserves for Losses and Loss Adjustment Expenses, December 31	$593,160	$736,660

Salaries and Benefits:

	Year Ended December 31,
	2005	2004	Variance
	(in thousands of U.S. dollars)

Consulting	$26,864	$20,312	$(6,552)
Reinsurance	13,957	5,978	(7,979)

Total	$40,821	$26,290	$(14,531)

Salaries and benefits, which include accrued bonuses, were $40.8 million and $26.3 million for the years ended December 31, 2005 and 2004, respectively. This increase was due to the combination of increased staff costs of $4.8 million due to an increase in employee headcount from 124 to 166 from December 31, 2004 to December 31, 2005, and $9.7 million of expense relating to Castlewood’s discretionary bonus and employee share plans. The employee share plan was implemented in August 2004 and the associated compensation expense was accounted for using the intrinsic value method under APB Opinion No. 25. In 2005 and 2004, the total costs associated with both plans were $19.8 million and $10.1 million, respectively The salary costs for the reinsurance segment relate to the discretionary bonus plan and equal 15% of after-tax income earned by the reinsurance segment.

Castlewood expects that staff costs will continue to increase in 2006 as Castlewood continues to grow and add staff. Bonus accrual expenses will be variable and dependent on the overall profit of the Company.

General and Administrative Expenses:

	Year Ended December 31,
	2005	2004	Variance
	(in thousands of U.S. dollars)

Consulting	$9,246	$6,874	$(2,372)
Reinsurance	1,716	3,803	2,087

Total	$10,962	$10,677	$(285)

General and administrative expenses attributable to the consulting segment increased by approximately $2.4 million during 2005, as compared to 2004. This increase was due primarily to an increase in professional fees of $1.0 million and rent and rent-related costs of $0.8 million due to Castlewood’s continued growth in the United Kingdom. Castlewood expects that general and administrative expenses attributable to the consulting segment will continue to increase in 2006 due to growth in its U.S. operations, continued growth in staff resources and additional costs associated with its reporting obligations as a public company if the merger is consummated.

General and administrative expenses attributable to the reinsurance segment decreased by approximately $2.1 million in 2005, as compared to 2004. This decrease was due primarily to a decrease in provisions for rent and rent related costs of $1.8 million relating to property based in London leased by River Thames. The provision was established based on the difference between the rent River Thames pays under its lease and what it was receiving for the sublease to a third party of the property. During 2005, the property, after expiration of the third-party sub-lease, was sublet to a related party for a higher rent which enabled River Thames to reduce its provision.

Foreign Exchange Gain/(Loss):

	Year Ended December 31,
	2005	2004	Variance
	(in thousands of U.S. dollars)

Consulting	$(10)	$89	$(99)
Reinsurance	(4,592)	3,642	(8,234)

Total	$(4,602)	$3,731	$(8,333)

Castlewood recorded a foreign exchange loss of $4.6 million for 2005, as compared to a foreign exchange gain of $3.7 million for 2004. The loss in the current year arose as a result of having surplus British Pounds and Euros at various points in the year. For 2004, the foreign exchange gain arose primarily as a result of surplus Swiss Franc cash balances that were acquired as a result of an acquisition. The 2005 and 2004 currency mismatches were addressed and corrected by converting the surplus foreign currency to U.S. Dollars at the time the mismatch was identified. As Castlewood’s functional currency is the U.S. Dollar, it seeks to manage its exposure to foreign currency exchange by broadly matching foreign currency assets against foreign currency liabilities.

Share of Income of Partly-Owned Companies:

	Year Ended December 31,
	2005	2004	Variance
	(in thousands of U.S. dollars)

Consulting	$0	$0	$0
Reinsurance	192	6,881	(6,689)

Total	$192	$6,881	$(6,689)

Castlewood’s share of equity in earnings of partly-owned companies for the years ended December 31, 2005 and 2004, was $0.2 million and $6.9 million, respectively. For 2005, this amount represents Castlewood’s proportionate share of equity in the earnings of B.H. Acquisition and Cassandra. Included in 2004, in addition to earnings relating to B.H. Acquisition and Cassandra, is Castlewood’s proportionate share of earnings of the JCF CFN Entities, a forty-percent owned equity investment that was disposed of in 2004.

Income Tax (Expense)/Recovery:

	Year Ended December 31,
	2005	2004	Variance
	(in thousands of U.S. dollars)

Consulting	$(883)	$(1,939)	$1,056
Reinsurance	(31)	15	(46)

Total	$(914)	$(1,924)	$1,010

Income taxes of $0.9 million and $1.9 million were recorded for the years ended December 31, 2005 and 2004, respectively. The income tax expense was incurred primarily on earnings of Castlewood’s U.K. and U.S. subsidiaries.

Minority Interest:

	Year Ended December 31,
	2005	2004	Variance
	(in thousands of U.S. dollars)

Consulting	$0	$0	$0
Reinsurance	9,700	3,097	6,603

Total	$9,700	$3,097	$6,603

Castlewood recorded a minority interest in earnings of $9.7 million and $3.1 million in 2005 and 2004, respectively, reflecting the 49.9% minority economic interest held by a third party in the earnings from Hillcot.

Negative Goodwill:

	Year Ended December 31,
	2005	2004	Variance
	(in thousands of U.S. dollars)

Consulting	$0	$0	$0
Reinsurance	0	21,759	(21,759)

Total	$0	$21,759	$(21,759)

Negative goodwill of $21.8 million was recorded for the year ended December 31, 2004. This amount represents the excess of the fair value of net assets acquired of $26.2 million over the cost of $4.4 million in relation to Castlewood’s acquisition of Mercantile Indemnity Company Ltd., Harper Insurance Limited and Longmynd Insurance Company Ltd. The negative goodwill arose primarily as the result of a negotiated discount between the cost of acquisition and the fair value of net assets acquired for an acquisition where indemnities for aggregate adverse loss development were received. The aggregate adverse loss development indemnities provide coverage capped at the worst plausible loss and loss adjustment expense reserve levels. This excess has, in accordance with FAS 141 “Business Combinations,” been recognized as an extraordinary gain in 2004.

Comparison of the Year Ended December 31, 2004 and 2003

Castlewood reported consolidated net earnings of approximately $38.3 million in 2004 compared to approximately $30.6 million in 2003. The increase was primarily a result of an extraordinary gain of $21.8 million and higher investment income in 2004, partially offset by a substantial decrease in the change in net reduction in loss and loss adjustment expense liabilities and a substantial increase in salaries and benefit expense and general and administrative expenses.

Consulting Fees:

	Year Ended December 31,
	2004	2003	Variance
	(in thousands of U.S. dollars)

Consulting	$32,992	$31,112	$1,880
Reinsurance	(9,289)	(6,366)	(2,923)

Total	$23,703	$24,746	$(1,043)

Castlewood earned consulting fees of approximately $23.7 million and $24.7 million for the years ended December 31, 2004 and 2003, respectively. Included in these amounts were approximately $1.3 million in consulting fees charged to B.H. Acquisition, a partly-owned company, in both 2004 and 2003. The reduction in consulting fees during 2004 of $1.0 million was primarily due to the reduction of fixed fee engagements and the sale, in 2003, of Castlewood’s captive management subsidiary, partially offset by an increase in incentive-based fee engagements.

Internal management fees of $9.3 million and $6.4 million were paid in 2004 and 2003, respectively, by Castlewood’s reinsurance companies to its consulting companies. The increase in fees paid in 2004 by the reinsurance segment to the consulting segment was due to the acquisition of Harper Insurance Limited, or Harper, by Castlewood in 2004 and an increase in incentive-based fees.

Net Investment Income and Net Realized Gains/(Losses):

	Year Ended December 31,
	Net Investment Income			Net Realized Gains/(Losses)
	2004	2003	Variance	2004	2003	Variance
	(in thousands of U.S. dollars)

Consulting	$460	$265	$195	$0	$(862)	$862
Reinsurance	10,642	7,767	2,875	(600)	(98)	(502)

Total	$11,102	$8,032	$3,070	$(600)	$(960)	$360

Net investment income, for the years ended December 31, 2004 increased $3.1 million to $11.1 million, as compared to $8.0 million for the year ended December 31, 2003. The increase was attributable to the combination of the acquisition of Harper’s investment portfolio of $526.6 million in October 2004 and the increase in the investment yield during 2004.

The average return on the cash and fixed maturities investments for the year ended December 31, 2004 was 2.1%, as compared to the average return of 1.9% for the year ended December 31, 2003. The increase in yield was primarily the result of increasing interest rates in 2004. The weighted average Standard & Poor’s credit rating of Castlewood’s fixed income investments at December 31, 2004 was AAA−.

Net realized losses for the year ended December 31, 2004 decreased by $0.4 million to $0.6 million, as compared to a net realized loss of $1.0 million for the year ended December 31, 2003. Based on Castlewood’s current investment strategy, Castlewood does not expect net realized gains and losses to be significant in the foreseeable future.

Net Reduction in Loss and Loss Adjustment Expense Liabilities:

Net reduction in loss and loss adjustment expense liabilities for the years ended December 31, 2004 and 2003 were $13.7 million and $24.0 million, respectively. In 2004, the estimate of net ultimate losses increased by $1.0 million primarily as a result of adverse development of incurred asbestos and environmental losses partially offset by completing approximately 36 commutations of assumed and ceded exposures and settlement of losses below carried reserves. In 2003, the estimate of net ultimate losses reduced by $13.6 million as a result of the completion of 13 commutations of assumed and ceded exposures, the settlement of losses below carried reserves and the resulting reductions in actuarial estimates of IBNR losses. During 2004, Castlewood reduced its estimate of loss adjustment expense liabilities by $14.7 million to reflect 2004 run-off activity compared to a reduction of $10.4 million in 2003. The higher reduction in 2004 was due to the re-estimate of the ultimate cost and length of time by which management expects to conclude the run-off of liabilities of Hillcot, which was acquired by Castlewood in March 2003.

The following table shows the components of the movement in net reduction in loss and loss adjustment expense liabilities for the years ended December 31, 2004 and 2003.

	Year Ended December 31,
	2004	2003
	(in thousands of
	U.S. dollars)

Net Losses Paid	$(19,019)	$(4,094)
Net Change in Case and LAE Reserves	33,745	9,946
Net Change in IBNR	(1,020)	18,192

Net Reduction in Losses and Loss Adjustment Expense Liabilities	$13,706	$24,044

The table below provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for the years ended December 31, 2004 and 2003. Losses incurred and paid are reflected net of reinsurance receivables.

	Year Ended December 31,
	2004	2003
	(in thousands of
	U.S. dollars)

Net Reserves for Losses and Loss Adjustment Expenses, January 1	$230,155	$184,518
Incurred Related to Prior Years	(13,706)	(24,044)
Paids Related to Prior Years	(19,019)	(4,094)
Effect of Exchange Rate Movement	4,124	10,575
Acquired on Acquisition of Subsidiaries	535,106	63,200

Net Reserves for Losses and Loss Adjustment Expenses, December 31	$736,660	$230,155

Salaries and Benefits:

	Year Ended December 31,
	2004	2003	Variance
	(in thousands of U.S. dollars)

Consulting	$20,312	$12,234	$(8,078)
Reinsurance	5,978	3,427	(2,551)

Total	$26,290	$15,661	$(10,629)

Salaries and benefits, which include accrued bonuses, were $26.3 million and $15.7 million for the years ended December 31, 2004 and 2003, respectively. This increase was due to the combination of increased staff costs of $3.6 million due to an increase in employee headcount from 106 to 124 from December 31, 2003 to December 31, 2004, and $7.0 million of expense relating to Castlewood’s discretionary bonus and employee share plans. The employee share plan was implemented in August 2004 with a portion of the awards being vested at the date of the grant and the associated employee compensation expense was accounted for using the intrinsic value method under APB Opinion No. 25. In 2004 and 2003, the total costs associated with both plans were $10.1 million and $3.1 million, respectively. The salary costs for the reinsurance segment relate to the discretionary bonus plan and equal 15% of after-tax income earned by the reinsurance segment.

General and Administrative Expenses:

	Year Ended December 31,
	2004	2003	Variance
	(in thousands of U.S. dollars)

Consulting	$6,874	$6,821	$(53)
Reinsurance	3,803	172	(3,631)

Total	$10,677	$6,993	$(3,684)

General and administrative expenses attributable to the consulting segment decreased by approximately $0.1 million during 2004, as compared to 2003.

General and administrative expenses attributable to the reinsurance segment increased by approximately $3.6 million in 2004, as compared to 2003. The 2003 general and administrative expenses included the release of an accrued pension liability of $3.1 million. This provision was established prior to Castlewood completing the acquisition of the company. In late 2003, Castlewood received confirmation from the pension actuary that the pension was fully funded and that there would not be any future shortfall that would have to be funded by Castlewood.

Foreign Exchange Gain/(Loss):

	Year Ended December 31,
	2004	2003	Variance
	(in thousands of U.S. dollars)

Consulting	$89	$219	$(130)
Reinsurance	3,642	2,143	1,499

Total	$3,731	$2,362	$1,369

Castlewood recorded foreign exchange gains of $3.7 million and $2.4 million for the years ended December 31, 2004 and 2003, respectively. The foreign exchange gain in 2004 arose primarily as a result of surplus Swiss Franc cash balances that were acquired as a result of an acquisition. For 2003, the gain was attributable to Castlewood’s British Pound denominated available-for-sale investment portfolio. The 2004 and 2003 currency mismatches were addressed and corrected by converting the surplus Swiss Franc and British Pounds to U.S. Dollars at the time the mismatch was identified. As Castlewood’s functional currency is the

U.S. Dollar, it seeks to manage its exposure to foreign currency exchange by broadly matching currency assets against foreign currency liabilities.

Share of Income of Partly-Owned Companies:

	Year Ended December 31,
	2004	2003	Variance
	(in thousands of U.S. dollars)

Consulting	$0	$0	$0
Reinsurance	6,881	1,623	5,258

Total	$6,881	$1,623	$5,258

Castlewood’s share of equity in earnings of partly-owned companies for the years ended December 31, 2004 and 2003, was $6.9 million and $1.6 million, respectively. For 2004 and 2003, this amount represents Castlewood’s proportionate share of equity in the earnings of B.H. Acquisition and the JCF CFN Entities.

Income Tax (Expense)/Recovery:

	Year Ended December 31,
	2004	2003	Variance
	(in thousands of U.S. dollars)

Consulting	$(1,939)	$(1,490)	$(449)
Reinsurance	15	0	15

Total	$(1,924)	$(1,490)	$(434)

Income taxes of $1.9 million and $1.5 million were recorded for the years ended December 31, 2004 and 2003, respectively. This income tax expense was incurred on earnings of Castlewood’s U.K. and U.S. subsidiaries.

Minority Interest:

	Year Ended December 31,
	2004	2003	Variance
	(in thousands of U.S. dollars)

Consulting	$0	$0	$0
Reinsurance	3,097	5,111	(2,014)

Total	$3,097	$5,111	$(2,014)

Castlewood recorded a minority interest in earnings of $3.1 million and $5.1 million in 2004 and 2003, respectively, reflecting the 49.9% minority economic interest held by a third party in the earnings from Hillcot.

Negative Goodwill:

	Year Ended December 31,
	2004	2003	Variance
	(Unaudited)
	(in thousands of U.S. dollars)

Consulting	$0	$0	$0
Reinsurance	21,759	0	21,759

Total	$21,759	$0	$21,759

Negative goodwill of $21.8 million was recorded for the year ended December 31, 2004. This amount represents the excess of the fair value of net assets acquired of $26.2 million over the cost of $4.4 million in relation to Castlewood’s acquisition of Mercantile Indemnity Company Ltd., Harper Insurance Limited and Longmynd Insurance Company Ltd. The negative goodwill arose primarily as the result of a negotiated discount between the cost of acquisition and the fair value of net assets acquired for an acquisition where indemnities for aggregate adverse loss development were received. The aggregate loss development indemnities provide coverage capped at worst possible loss and loss adjustment expenses reserve levels. This excess has, in accordance with FAS 141 “Business Combinations,” been recognized as an extraordinary gain in 2004.

Liquidity and Capital Resources

As Castlewood is a holding company and has no substantial operations of its own, its assets consist primarily of its investments in subsidiaries. The potential sources of the cash flows to the holding company consist of dividends, advances and loans from its subsidiary companies.

Castlewood’s future cash flows depend upon the availability of dividends or other statutorily permissible payments from Castlewood’s subsidiaries. The ability to pay dividends and make other distributions is limited by the applicable laws and regulations of the jurisdictions in which Castlewood’s insurance and reinsurance subsidiaries operate, including Bermuda, The United Kingdom, Belgium, Luxembourg and Switzerland, which subject these subsidiaries to significant regulatory restrictions. These laws and regulations require, among other things, some of Castlewood’s insurance and reinsurance subsidiaries to maintain minimum solvency requirements and limit the amount of dividends and other payments that these subsidiaries can pay to Castlewood, which in turn may limit Castlewood’s ability to pay dividends and make other payments. As of December 31, 2005 and 2004, the insurance and reinsurance subsidiaries’ solvency and liquidity were in excess of the minimum levels required. Retained earnings of Castlewood’s insurance and reinsurance subsidiaries are not currently restricted as minimum capital solvency margins are covered by share capital and additional paid-in-capital. However, as of both December 31, 2005 and 2004, retained earnings of $8.5 million of one of B.H. Acquisition’s subsidiaries requires regulatory approval prior to distribution. B.H. Acquisition will become a wholly-owned subsidiary of Castlewood following the recapitalization and the merger.

Castlewood’s capital management strategy is to preserve sufficient capital to enable it to make future acquisitions while maintaining a conservative investment strategy. Castlewood believes that restrictions on liquidity resulting from restrictions on the payments of dividends by Castlewood’s subsidiary companies will not have a material impact on Castlewood’s ability to meet its cash obligations.

Castlewood’s sources of funds primarily consist of the cash and investment portfolios acquired on the completion of the acquisition of an insurance or reinsurance company in run-off. These acquired cash and investment balances are classified as cash provided by investing activities. Castlewood will use these funds acquired, together with collections from reinsurance debtors, consulting income, investment income and proceeds from sales and redemption of investments, to pay losses and loss expenses, salaries and benefits and general and administrative expenses, with the remainder used for acquisitions, additional investments and, in the past, for dividend payments to shareholders. Castlewood expects that its reinsurance segment will have a net use of cash from operations as total net claim settlements and operating expenses will generally be in excess of investment income earned. Castlewood expects that its consulting segment operating cash flows will generally be breakeven. Castlewood expects its operating cash flows, together with its existing capital base and cash and investments acquired on the acquisition of its insurance and reinsurance subsidiaries, to be sufficient to meet cash requirements and to operate its business going forward. Castlewood does not intend to pay cash dividends on its ordinary shares following the merger.

Castlewood maintains a short duration conservative investment strategy whereby 77.1% of its invested assets are held with a maturity of less than one year and 97.0% have maturities of less than five years. Excluding the impact of commutations, Castlewood expects that approximately 11% of the net reserves are expected to be settled within one year and approximately 41% of the reserves settled within five years. However, Castlewood’s strategy of commuting its liabilities has the potential to accelerate the natural payout of losses to less than five years. Therefore, the relatively short-duration investment portfolio is maintained in order to provide liquidity for commutation opportunities and preclude Castlewood from having to liquidate longer dated securities thereby allowing Castlewood to maintain its fixed income securities on a held-to-maturity basis. As such, Castlewood does not anticipate having to sell longer dated investments in order to meet future policyholder liabilities. However, if Castlewood had to sell a portion of its held-to-maturity portfolio to meet policyholder liabilities it would, at that point, amend the classification of the held-to-maturity portfolio to that of an available-for-sale portfolio. This reclassification would require the investment portfolio to be recorded at market value as opposed to amortized cost. As at June 30, 2006 such a reclassification would result in a reduction in the value of Castlewood’s cash and investments of $7.6 million, reflecting the unrealized loss position of the held to maturity portfolio as at June 30, 2006.

At December 31, 2005, total cash and investments were $884.9 million, compared to $942.1 million at December 31, 2004. The decrease of $57.2 million was primarily due to an increase of paid losses of $69.5 million, relating to Harper, one of Castlewood’s reinsurance subsidiaries. Harper was acquired on October 29, 2004 and the 2005 loss payments reflect a full year of Castlewood owning Harper. This was offset by the combination of investment income earned of $28.2 million and cash acquired on acquisition of a subsidiary of $18.0 million less a payment of $22 million in final settlement of distribution rights from certain acquired companies.

At December 31, 2004, total cash and investments were $942.1 million, compared to $395.6 million at December 31, 2003. The increase of $546.5 million was primarily due to the acquisition by Castlewood of Harper’s cash and investments of $526.6 million.

Source of Funds

Castlewood primarily generates its cash from the acquisitions it completes. These acquired cash and investment balances are classified as cash provided by investing activities.

Castlewood expects that for the reinsurance segment there will be a net use of cash from operations, due to total claim settlements and operating expenses being in excess of investment income earned, and that for the consulting segment operating cash flows will be breakeven. As a result, the net operating cash flows for Castlewood are expected to be negative as it pays out cash in claims settlements and expenses in excess of cash generated via investment income and consulting fees.

Operating

Net cash provided by operating activities for the six-month period ended June 30, 2006 was $15.4 million compared to $34.9 million for the six-month period ended June 30, 2005. This decrease in cash flows is primarily attributable to funds realized of $76.7 million for the six-month period ended June 30, 2005 (for the same period in 2006 there was none) on the sale of trading securities in 2005 offset by a reduction in net paid losses in the first six months of 2006 compared to the same period in 2005 (net losses paid in the six months ended June 30, 2006 were $12.0 million compared to $42.5 million for the six months ended June 30, 2005) along with higher investment and consulting income for the six months ended June 30, 2006 as compared to the same period in 2005.

Net cash (used in) provided by operating activities for the year ended December 31, 2005 was $(6.3) million compared to $0.9 million for the year ended December 31, 2004. An increase in net losses paid of $50.0 million offset by the funds realized on the sale of trading securities was the main source for the year over year decrease. Net loss payments made in the year ended December 31, 2005 were $69.0 million compared to $19.0 million for the year ended December 31, 2004.

During 2004 Castlewood, through a subsidiary, acquired Harper Insurance Limited, or Harper (formerly Turegum Insurance Company). As part of the acquisition, Castlewood acquired Harper’s fixed income portfolio. Upon completion of the acquisition, Harper’s fixed income investment portfolio was reviewed by management, taking into account Castlewood’s run-off strategy for Harper’s liabilities. Fixed income maturities were selected to provide, together with the short-term cash investments, sufficient cash flow to fund expected claims payments, while maximizing interest income. As a result of this analysis, Castlewood classified certain fixed income securities as held to maturity. Fixed income securities that were not part of Castlewood’s run-off strategy were classified as trading as management intended to sell these securities in the near term. The securities designated as trading were completely sold in the first quarter of 2005.

Investing

Investing cash flows consist primarily of cash acquired and used on acquisitions and proceeds on the sale of investments and payments for investments acquired. Net cash provided by investing activities was $207.4 million during the six months ended June 30, 2006 compared to $3.4 million during the six months ended June 30, 2005. The increase in the current period was due to an increase in cash balances acquired on the purchase of subsidiaries along with proceeds from the sale and maturity of investments held by Castlewood.

Net cash (used) provided by investing activities during the year ended December 31, 2005 was $(14.1) million as compared to $197.0 million during the year ended December 31, 2004. The decrease for 2005 was attributable to the decrease in cash available to be invested due to increase in cash requirements to pay losses along with a reduction in cash acquired on acquisitions in 2005 as compared to 2004. Net cash provided by investing activities during the year ended December 31, 2004 was $197.0 million as compared to $40.8 million during 2003.

Financing

Net cash used in financing activities was $41.2 million during the six months ended June 30, 2006 compared to $0.8 million during the six months ended June 30, 2005. The increase in cash used in financing activities for Castlewood was primarily attributable to the combination of redemption of shares, dividends paid and repayment of bank and vendor loans offset by capital contributions by the minority interest shareholder of a subsidiary.

Net cash used in financing activities was $0.8 million during the year ended December 31, 2005 compared to $12.4 million for the year ended December 31, 2004. The cash used for both years was exclusively for distributions to shareholders. Net cash used by financing activities was $12.4 million during the year ended December 31, 2004 compared to $29.3 million for the year ended December 31, 2003. For 2003 cash of $66.8 million was returned to shareholders and $37.5 million was contributed by shareholders and minority interests.

At December 31, 2005, Castlewood’s investments included $296.6 million in a fixed income portfolio that is classified as held-to-maturity, compared to $228.2 million at December 31, 2004. The maturity distribution of this portfolio as of December 31, 2005 and 2004 was as follows:

	2005		2004
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value

Due within 1 year	$81,552	$80,886	$59,250	$59,069
After 1 through 5 years	181,826	178,152	121,213	120,222
After 5 through 10 years	15,170	14,887	7,323	7,262
After 10 years	18,036	17,345	40,446	40,118

	$296,584	$291,270	$228,232	$226,671

Long-Term Debt

On April 12, 2006, Castlewood, through Hillcot, entered into a facility loan agreement for $44.4 million with an international bank. On April 13, 2006, Hillcot drew down $44.4 million from the facility, the proceeds of which were used to repay shareholder funds advanced for the acquisition of Aioi Europe. The interest rate on the facility is LIBOR plus 2% and the facility is repayable within 4 years. The facility is secured by a first charge over Hillcot’s shares in Aioi Europe together with a floating charge over Hillcot’s assets. On May 5, 2006, Hillcot repaid $25.2 million of the principal, plus accumulated interest, leaving $19.2 million of the facility outstanding.

Aggregate Contractual Obligations

The following table shows Castlewood’s aggregate contractual obligations by time period remaining to due date as of December 31, 2005:

Payments due by period

	Total	< 1 year	1-3 Years	3-5 Years	> 5 Years
	(Dollars in millions)

Contractual Obligations
Investment commitments	$83.2	$15.8	$57.4	$9.2	$0.8
Operating lease obligations	4.7	1.4	1.6	0.7	1.0
Gross reserves for losses and loss expenses	806.6	86.8	137.8	108.2	473.8

	$894.5	$104.0	$196.8	$118.1	$475.6

The amounts included for net reserve for losses and loss adjustment expenses reflect the estimated timing of expected loss payments on known claims and anticipated future claims. Both the amount and timing of cash flows are uncertain and do not have contractual payout terms. For a discussion of these uncertainties, see “— Critical Accounting Policies — Loss and Loss Adjustment Expenses” beginning on page 122. Due to the inherent uncertainty in the process of estimating the timing of these payments, there is a risk that the amounts paid in any period will differ significantly from those disclosed. Total estimated obligations will be funded by existing cash and investments.

Off-Balance Sheet Arrangements

As of June 30, 2006, Castlewood did not have any off-balance sheet arrangements.

Commitments

In 2005, Castlewood made a capital commitment of up to $10 million in GSC European Mezzanine Fund II, L.P., or the GCS Fund. The GSC Fund invests in mezzanine securities of middle and large market companies throughout Western Europe. As of December 31, 2005, the capital contributed to the GSC Fund was $1.8 million with the remaining of the commitment being $8.2 million.

In June 2006, the commitment of Castlewood to invest up to $75.0 million in J.C. Flowers II, L.P., or the Flowers Fund, was accepted by the Flowers Fund. Castlewood intends to use cash on hand to fund this commitment. The Flowers Fund is a private investment fund for which JCF Associates II L.P. is the general partner and J.C. Flowers & Co. LLC is the investment advisor. JCF Associates II L.P. and J.C. Flowers & Co. LLC are controlled by Mr. Flowers. No fees or other compensation will be payable by Castlewood to the Flowers Fund, JCF Associates II L.P., J.C. Flowers & Co. LLC, or Mr. Flowers in connection with this investment. John J. Oros, who will be New Enstar’s Executive Chairman and a member of its board of directors, is a managing director of J.C. Flowers & Co. LLC. Mr. Oros will split his time between J.C. Flowers & Co. LLC and New Enstar.

Quantitative and Qualitative Information about Market Risk

  Interest Rate Risk

Castlewood is exposed to interest rate risk on its investments in mutual funds. Castlewood has calculated the effect that an immediate parallel shift in the U.S. interest rate yield curve would have on its cash and investments at December 31, 2005. The modeling of this effect was performed on Castlewood’s mutual funds as a shift in the yield curve would not have an impact on its fixed income investments classified as held to maturity as they are carried at purchase cost adjusted for amortization of premiums and discounts. The results of this analysis are summarized in the table below.

Interest Rate Movement Analysis on Market Value of Mutual Funds

	Interest Rate Shift in Basis Points
	−100	−50	0	+50	+100
		(in thousands of U.S. dollars)

Total Market Value	$217,913	$217,266	$216,624	$215,988	$215,357
Market Value Change from Base	0.60%	0.3%	0.0%	(0.29)%	0.59%
Change in Unrealized Value	$1,289	$642	$0	$(636)	$(1,267)

As a holder of fixed income securities and mutual funds, Castlewood also has exposure to credit risk. In an effort to minimize this risk, its investment guidelines have been defined to ensure that the fixed income held to maturity portfolio is invested in high-quality securities. At December 31, 2005, approximately 95.8% of Castlewood’s fixed income held to maturity portfolio was rated AA-or better by Standard & Poor’s.

At December 31, 2005, reinsurance receivables of $164.3 million were associated with a single reinsurer which represented 65.7% of reinsurance balances receivable. This reinsurer is rated A by Standard & Poor’s. In the event that all or any of the reinsuring companies are unable to meet their obligations under existing reinsurance agreements, Castlewood will be liable for such defaulted amounts.

Effects of Inflation

Castlewood does not believe that inflation has had a material effect on its consolidated results of operations. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the anticipated effects of inflation. The actual effects of inflation on Castlewood’s results cannot be accurately known, however, until claims are ultimately resolved.

Foreign Currency Risk

Through its subsidiaries, Castlewood conducts business in a variety of non-U.S. currencies, the principal exposures being in Euros and British pounds. Assets and liabilities denominated in foreign currencies are exposed to changes in currency exchange rates. As Castlewood’s functional currency is the U.S. Dollar, exchange rate fluctuations may materially impact Castlewood’s results of operations and financial position. Castlewood currently does not use foreign currency hedges to manage its foreign currency exchange risk. With the exception of its $20.4 million Euro denominated investment in New NIB Partners LP, Castlewood manages its exposure to foreign currency exchange risk by broadly matching its non-U.S. Dollar denominated assets against its non-U.S. Dollar denominated liabilities. This matching process is done quarterly in arrears and therefore any mismatches occurring in the period may give rise to foreign exchange gains and losses, which could adversely affect its operating results.

The table below summarizes Castlewood’s gross and net exposure as at June 30, 2006 to foreign currencies (in millions of U.S. dollars):

	GPB	Euro	Cdn	Other	Total

Total Assets	$209.7	$86.9	$3.2	$53.3	$353.1
Total Liabilities	188.6	73.3	1.9	49.3	313.1

Net Foreign Currency Exposure	$21.1	$13.6	$1.3	$4.0	$40.0

Excluding any tax effects, as of June 30, 2006, a 10% change in the U.S. Dollar relative to the other currencies held by Castlewood would have resulted in a $4.0 million change in the net assets held by Castlewood. Subsequent to June 30, 2006, the above Net Foreign Currency exposures were eliminated with the exception of Castlewood’s 20.4 million Euro denominated investment in New NIB Partners LP as Castlewood has decided to retain the currency exposure with respect to this investment.

INFORMATION ABOUT ENSTAR

Enstar is a publicly traded Georgia corporation engaged in the operation of several partially-owned affiliates in financial services businesses. Enstar also continues its active search for one or more additional operating businesses which meet its acquisition criteria. Through the operations of its partially-owned affiliates, Castlewood and B.H. Acquisition, and their subsidiaries, Enstar acquires and manages insurance and reinsurance companies in run-off. The management of these businesses includes claims administration, adjustment and settlement together with the collection of reinsurance recoveries.

Enstar Executive Officers

Certain information concerning the executive officers of Enstar is set forth below:

			Executive
Name	Age	Position	Officer Since

Nimrod T. Frazer	76	Director, Chairman of the Board and Chief Executive Officer	1990
John J. Oros	59	Director, President and Chief Operating Officer	2000
Cheryl D. Davis	46	Chief Financial Officer, Vice President of Corporate Taxes and Secretary	1991
Amy M. Dunaway	49	Treasurer and Controller	1991

Mr. Frazer is Chairman of the Board and Chief Executive Officer of Enstar. Mr. Frazer was named Chairman of the Board, Acting President and Chief Executive Officer on October 26, 1990 and served as President from May 26, 1992 to June 6, 2001.

Mr. Oros was named Executive Vice President of Enstar in March of 2000, and President and Chief Operating Officer of Enstar on June 6, 2001. Before joining Enstar, Mr. Oros was an investment banker at Goldman, Sachs & Co. in the Financial Institutions Group. Mr. Oros joined Goldman, Sachs & Co. in 1980, and was made a General Partner in 1986. Mr. Oros resigned from Goldman Sachs & Co. in March 2000 to join Enstar. In February 2006, Mr. Oros became a Managing Director of J.C. Flowers & Co. LLC, which serves as investment advisor to J.C. Flowers II L.P., a newly-formed private equity fund affiliated with J. Christopher Flowers. Mr. Oros splits his time between J.C. Flowers & Co. LLC and Enstar.

Ms. Davis was named Chief Financial Officer and Secretary of Enstar in April of 1991 and Vice President of Corporate Taxes of Enstar in 1989. Ms. Davis has been employed with Enstar since April of 1988.

Ms. Dunaway was named Treasurer and Controller of Enstar in April of 1991. Ms. Dunaway has been employed with Enstar since September of 1990.

Executive Compensation — Enstar Executive Officers

The following sets forth summary information concerning the compensation paid by Enstar to Messrs. Frazer and Oros and Mlles. Davis and Dunaway during the last three fiscal years.

Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation			Awards
				Other
				Annual	Securities	All Other
		Salary	Bonus	Compensation	Underlying	Compensation
Name and Principal Position	Year	($)(1)	($)	($)	Options	($)

Nimrod T. Frazer	2005	$350,000	—	—	—	$2,892	(2)
Chairman of the Board	2004	$363,462	—	—	—	$2,655	(2)
and Chief Executive Officer	2003	$347,308	—	—	60,000	$2,632	(2)
John J. Oros	2005	$350,000	—	—	—	$51,350	(3)
President and Chief	2004	$363,462	—	—	—	$50,373	(3)
Operating Officer	2003	$347,308	—	—	100,000	$9,201	(3)
Cheryl D. Davis	2005	$175,000	—	—	—	$12,358	(4)
Chief Financial Officer,	2004	$181,731	—	—	—	$11,125	(4)
Vice-President of Corp.	2003	$174,665	—	—	—	$10,101	(4)
Taxes and Secretary
Amy M. Dunaway	2005	$103,000	—	—	—	$11,856	(4)
Treasurer and Controller	2004	$106,962	—	—	—	$10,942	(4)
	2003	$102,796	—	—	—	$10,281	(4)

(1)	Base salaries for executive officers have not changed since 2003. However, the amounts paid vary based upon the number of pay periods during the year.

(2)	Amount shown represents premiums paid by Enstar for health and dental insurance for Mr. Frazer.

(3)	Amount shown represents premiums paid by Enstar for health and dental insurance for Mr. Oros, and for 2004 and 2005, excess of expense allowance over actual expenses paid to Mr. Oros.

(4)	Amounts shown for Mlles. Davis and Dunaway are for premiums paid by Enstar for term life insurance and health and dental insurance.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option Values

None of the executive officers of Enstar exercised any stock options during 2005. The table below shows the number of shares of Enstar common stock covered by both exercisable and unexercisable stock options held by the executive officers of Enstar as of December 31, 2005. The table also reflects the values for in-the-money options based on the positive spread between the exercise price of such options and the last reported sale price of the Enstar common stock on December 31, 2005 of $66.25 per share.

Number of Securities
	Shares		Underlying Unexercised
	Acquired	Value	Options at		Value of Unexercised
	on Exercise	Realized	December 31, 2005 (#)		In-The-Money Options at December 31, 2005 ($)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Nimrod T. Frazer	—	—	280,000	30,000	$13,912,500	$787,500
John J. Oros	—	—	250,000	50,000	$11,425,000	$1,312,500
Cheryl D. Davis	—	—	—	—	—	—
Amy M. Dunaway	—	—	—	—	—	—

Equity Compensation Plan Information

The following summarizes Enstar’s equity compensation plans as of December 31, 2005.

	Number of Securities to		Weighted Average
	be Issued Upon Exercise		Exercise Price of		Number of Securities
	of Outstanding Options,		Outstanding Options,		Remaining Available
Plan Category	Warrants and Rights		Warrants and Rights		for Future Issuance

Equity compensation plans approved by shareholders(1)	725,000		$20.47		52,500
Equity compensation plans not approved by shareholders(2)	N/A	(3)	N/A	(3)	27,908
Total	725,000		$20.47		80,408

(1)	Equity compensation plans approved by Enstar shareholders are the 2001 Outside Directors’ Stock Plan, the 1997 Amended Outside Directors’ Stock Option Plan, the 1997 Amended CEO Stock Option Plan, and the 1997 Amended Omnibus Incentive Plan.

(2)	Equity compensation plans not approved by Enstar shareholders are the Deferred Compensation and Stock Plan for Non-Employee Directors and two stock purchase agreements entered into by Enstar with Messrs. Frazer and Oros in June 2001 to sell a total of 200,000 shares (100,000 per individual) of Enstar common stock to Messrs. Frazer and Oros.

(3)	Excludes a total of 34,936 stock units granted to non-employee directors under the Deferred Compensation and Stock Plan for Non-Employee Directors and the 200,000 shares of Enstar common stock purchased by Messrs. Frazer and Oros pursuant to the stock purchase agreements referenced in note 2 above.

Enstar Compensation Committee Interlocks

Mr. Flowers served on Enstar’s Compensation Committee until June 2005. As described in the section “Certain Relationships and Related Transactions” beginning on page 178, Mr. Flowers and Enstar have entered into numerous transactions, directly and indirectly. Enstar believes that the terms of such transactions are no less favorable to Enstar than would have been the case had such transactions been consummated with unrelated parties.

No member of the compensation committee of Enstar’s board of directors is or was during 2005 an employee, or is or ever has been an officer, of Enstar or its subsidiaries, except for Mr. Flowers who served as Enstar’s Chairman from October 2001 to June 2003. No executive officer of Enstar served as a director or a member of the compensation committee of another company, one of whose executive officers serves as a member of Enstar’s board of directors or compensation committee.

Report of Enstar Compensation Committee

The Compensation Committee of Enstar’s board of directors, or the Compensation Committee, was created in 1996 and currently consists of Messrs. Davis, Armstrong and Curl. The Compensation Committee is responsible for (i) establishing the compensation of the executive officers of Enstar, upon the recommendation of the Chief Executive Officer (with the exception of the compensation of the Chief Executive Officer) and (ii) considering the issuance of stock options for executive officers and directors. Mr. Frazer, Enstar’s Chief Executive Officer, is responsible for recommending to the Compensation Committee the compensation for the other executive officers of Enstar. The Compensation Committee has reviewed the applicability of section 162(m) of the Code. Section 162(m) may in certain circumstances deny a federal income tax deduction for compensation to an executive officer that is in excess of $1 million per year. Because the Compensation Committee has determined that the compensation for all executive officers for 2006 will remain the same as for 2005, it is not anticipated that compensation to any executive officer of Enstar during 2006 will exceed the $1 million threshold.

Compensation Policy and Overall Objectives.  Enstar’s executive compensation policy is designed to attract, retain and motivate executive officers needed to achieve Enstar’s strategic objectives and to maximize Enstar’s performance and shareholder value.

Enstar supports these goals through a compensation strategy principally involving competitive salaries and long-term incentive opportunities. Compensation consists of both fixed pay elements (base salary and benefits) and long-term incentives to encourage and reward distinctive contributions to the success of the organization. Salary and benefit levels reflect position responsibilities and strategic importance and are targeted at market median base salary levels. Total cash compensation has been below market median levels because Enstar has not paid annual bonuses. Long-term incentive opportunities reward key executives for financial and non-financial performance that enhances shareholder value. Long-term incentive opportunities have been at or above market median levels.

In 1997, Enstar retained an independent compensation consulting firm to assist it in analyzing its executive compensation program. The consulting firm recommended that Enstar adopt a policy of providing a significant percentage of certain executive officers’ total compensation based on Enstar’s performance. In addition, the consultant provided the Compensation Committee with an analysis of senior executive compensation using published survey data for the financial services industry. In 2003, the Compensation Committee again retained an independent compensation consulting firm, which provided it with an updated analysis of senior executive compensation using published industry data. The Compensation Committee considered these recommendations and the compensation analyses in establishing the base salaries for Enstar’s Chief Executive Officer, the Chief Operating Officer and the other executive officers for 2005. The base salaries for Enstar’s Chief Executive Officer, Chief Operating Officer and other executive officers have not changed since 2003.

Base Salary.  Each executive officer’s base salary, including Mr. Frazer’s base salary, is determined based upon a number of factors including the executive officer’s responsibilities, contribution to the achievement of Enstar’s business plan goals, demonstrated leadership skills and overall effectiveness and length of service. Base salaries are also designed to be competitive with those offered in the various markets in which Enstar competes for executive talent and are analyzed with a view towards desired base salary levels over a three-year to five-year time period. Although these and other factors are considered in setting base salaries, no specific weight is given to any one factor.

Cash Bonuses.  Enstar did not pay any cash bonuses to its executive officers during 2005.

Long-Term Incentives.  Long-term incentives are provided pursuant to the 2001 Outside Directors’ Stock Plan, the 1997 Amended Outside Directors’ Stock Option Plan, the 1997 Amended CEO Stock Option Plan, the 1997 Amended Omnibus Incentive Plan and the Deferred Compensation and Stock Plan for Non-Employee Directors. Stock option plans are designed to encourage and reward distinctive contributions to Enstar’s success and to align executives’ and shareholders’ interest in the enhancement of shareholder value. Stock options are used by Enstar to encourage long-term service by executives. No stock options were granted to the executive officers of Enstar in 2005.

Severance and Employment Agreements.  The Compensation Committee approved severance agreements for Nimrod T. Frazer, Cheryl D. Davis and Amy M. Dunaway in March 1998, or the Severance Agreements. The Severance Agreements provide that Nimrod T. Frazer, Cheryl D. Davis and Amy M. Dunaway will receive their base salary for a period of twelve months following a termination of employment, other than for “cause,” as defined in the Severance Agreements, or a voluntary termination.

The Compensation Committee also approved an employment agreement with John J. Oros in March 2000, or the Employment Agreement. The Employment Agreement provides for an initial one-year term and automatic renewal for successive one-year terms thereafter, subject to earlier termination as provided in the Employment Agreement. The Employment Agreement provides an annual base salary to Mr. Oros to be determined by the board of directors and reimbursement of up to $50,000 annually for office-related expenses incurred by Mr. Oros in connection with the performance of his duties with Enstar. The Employment Agreement also provides that the board of directors may award to Mr. Oros such bonuses, and in such amounts, as the board of directors shall determine in its sole discretion. In fiscal 2005, Mr. Oros received an annual base salary of $350,000. In determining Mr. Oros’ compensation for 2006, the Compensation Committee specifically considered that, beginning in February 2006, Mr. Oros was employed by, and devoting time to, J.C. Flowers & Co. LLC. Nevertheless, given that his priorities remain with Enstar, the overlapping nature of his duties, and the significant value that Mr. Oros brings to Enstar, the Compensation Committee determined that Mr. Oros’ compensation should remain unchanged.

Chief Executive Officer Compensation.  Mr. Frazer does not have an employment agreement with Enstar. The Compensation Committee is responsible for determining Mr. Frazer’s compensation annually. In fiscal 2005, Mr. Frazer received an annual base salary of $350,000. Mr. Frazer’s base salary was based on, among other things, his responsibilities, his length of service, his contributions to the business and his overall leadership skills.

Enstar’s Compensation Committee:

T. Wayne Davis, Chairman
T. Whit Armstrong
Gregory L. Curl

The foregoing report should not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement/prospectus into any filing under the Securities Act or the Exchange Act, except to the extent that Enstar specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Enstar Audit Committee Report

Enstar’s Audit Committee is responsible for, among other things, appointing (subject to shareholder ratification) the accounting firm that will serve as independent auditors for Enstar and reviewing and pre-approving all audit and non-audit services provided to Enstar by its independent auditors. Enstar’s Audit Committee is also responsible for overseeing Enstar’s financial reporting and accounting practices and monitoring the adequacy of internal accounting, compliance and control systems. Management is responsible for Enstar’s system of internal controls, the financial reporting process and the assessment of the effectiveness of internal controls over financial reporting. The independent auditors are responsible for reviewing Enstar’s quarterly financial statements, for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States and for issuing reports and opinions on the operating effectiveness of Enstar’s internal controls over financial reporting and management’s assessment of the effectiveness of Enstar’s internal controls over financial reporting.

Members of Enstar’s Audit Committee rely, without independent verification, on the information provided to them and on the representations made by management and the opinions and communications of Enstar’s independent auditors. Accordingly, the Audit Committee’s review does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s activities do not ensure that the audit of Enstar’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with accounting principles generally accepted in the United States or that Enstar’s independent auditors are in fact independent.

In fulfilling its responsibilities:

•	Enstar’s Audit Committee reviewed and discussed the audited financial statements, including management’s report on internal controls over financial reporting, contained in the 2005 Annual Report on Form 10-K with Enstar’s management and the independent auditors prior to the filing of the Form 10-K with the Commission.

•	Enstar’s Audit Committee reviewed and discussed the unaudited financial statements contained in Enstar’s Quarterly Reports on Form 10-Q for each of the quarters ended in 2005 with Enstar’s management and the independent auditors prior to the filing thereof with the Commission.

•	Enstar’s Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees) and Rule 2-07 of Regulation S-X.

•	Enstar’s Audit Committee received from the independent auditors written disclosures regarding the auditors’ independence, as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and discussed with the auditors their independence from Enstar and its management.

In reliance on the reviews and discussions noted above and subject to the limitations set forth above, Enstar’s Audit Committee approved the inclusion of the audited financial statements and management’s report on internal controls over financial reporting in Enstar’s Annual Report on Form 10-K for the year ended December 31, 2005, for filing with the Commission.

Enstar’s Audit Committee:

T. Whit Armstrong, Chairman
T. Wayne Davis
Gregory L. Curl
Paul J. Collins

The foregoing report should not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement/prospectus into any filing under the Securities Act or the Exchange Act, except to the extent that Enstar specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Enstar Stock Performance Graph

The graph below reflects the cumulative shareholder return (assuming the reinvestment of dividends) on Enstar common stock compared to the return on the Center for Research in Security Prices Total Return Index for the Nasdaq Stock Market (U.S. Companies), or the Nasdaq Composite, U.S., and Enstar’s peer group index, or the Peer Group Index, for the periods indicated. The graph reflects the investment of $100.00 on December 31, 2000 in Enstar common stock, the Nasdaq Composite, U.S., and the Peer Group Index. The Peer Group Index consists of Annuity and Life Re Holdings, Berkshire Hathaway Inc. (Class A), ESG Re Ltd., Everest Re Group Ltd., IPC Holdings Ltd., Max Re Capital Ltd., Odyssey Re Holdings Corp., PXRE Group Ltd., RenaissanceRe Holdings Ltd. and Transatlantic Holdings, Inc., which are publicly traded companies selected by Enstar, as they were identified by Bloomberg L.P. in 2003 as comparable to Enstar based on certain similarities in their principal lines of business with Enstar’s reinsurance operations.

	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05
Enstar Group Inc.	$100	$158	$198	$312	$415	$440
NASDAQ US	$100	$79	$55	$82	$89	$91
Peer Group Index (10 Stocks)	$100	$107	$102	$120	$125	$126

Source:  Georgeson Shareholder Communications Inc.

The performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement/prospectus into any filing under the Securities Act or the Exchange Act, except to the extent that Enstar specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Other Matters Related to Enstar

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires officers and directors of Enstar and persons who beneficially own more than ten percent of Enstar’s common stock to file with the Commission certain reports, with respect to each such person’s beneficial ownership of Enstar’s equity securities. In 2005, based solely upon a review of copies of reports and certain representations of Enstar’s executive officers and directors, all of Enstar’s reporting persons filed their Section 16(a) reports on a timely basis.

Annual Report on Form 10-K/A

Enstar has provided herewith to each shareholder as of the Record Date a copy of Enstar’s Annual Report on Form 10-K/A for the year ended December 31, 2005, or the 2005 10-K/A, including the financial statements and financial statement schedules, as filed with the Commission, except exhibits thereto. The 2005 10-K/A and the exhibits filed with it are available through Enstar’s website at www.enstargroup.com. Upon request by an eligible shareholder to the following address, Enstar will furnish a copy of the 2005 10-K/A, without exhibits, without charge, and a copy of any or all of the exhibits to the 2005 10-K/A will be furnished for a reasonable fee:

The Enstar Group, Inc.
401 Madison Avenue
Montgomery, Alabama 36104
Attention: Amy M. Dunaway
Treasurer and Controller

Shareholder Nominations for Election of Directors

Under Enstar’s articles of incorporation and bylaws, only persons nominated in accordance with the procedures set forth therein will be eligible for election as directors. Shareholders are entitled to nominate persons for election to the board of directors only if the shareholder is otherwise entitled to vote generally in the election of directors and only if timely notice in writing is sent to the Secretary of Enstar. To be timely, a shareholder’s notice must be received at the principal executive offices of Enstar at least 60 days but not more than 90 days prior to the Annual Meeting. Such shareholder’s notice should set forth (1) the qualifications of the nominee and the other information that would be required to be disclosed in connection with the solicitation of proxies for the election of directors pursuant to Regulation 14(a) under the Exchange Act and (2) with respect to such shareholder giving such notice, (a) the name and address of such shareholder and (b) the number of shares of common stock beneficially owned by such shareholder. Enstar may require any proposed nominee to furnish such other information as may reasonably be required by Enstar to determine the eligibility of such proposed nominee to serve as a director of Enstar.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

You should read the following unaudited pro forma condensed combined financial information below together with Castlewood’s and Enstar’s historical financial statements and related notes included in or incorporated by reference into this proxy statement/prospectus and the information set forth under “Information about Castlewood — Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 116 and the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Enstar’s Quarterly Report on Form 10-Q/A for the six months ended June 30, 2006 and Annual Report on Form 10-K/A for the year ended December 31, 2005, which are incorporated by reference in this proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet at June 30, 2006 combines the historical consolidated balance sheets of Castlewood and Enstar, giving effect to the merger as if it had been consummated on June 30, 2006. The unaudited pro forma condensed combined income statements for the year ended December 31, 2005 and for the six months ended June 30, 2006 combine the historical consolidated statements of income of Castlewood and Enstar giving effect to the merger as if it had occurred on January 1, 2005.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of what New Enstar’s actual financial position or results of operations would have been had the merger and the recapitalization been consummated on the dates indicated above, nor is it necessarily indicative of the future financial position or results of operations of New Enstar. The unaudited pro forma adjustments are based on estimates and assumptions, which are preliminary and have been made solely for the purpose of developing such pro forma information. The purchase accounting allocations made by management in connection with the unaudited pro forma condensed combined financial information are based on the assumptions and estimates of management and are subject to reallocation when the final purchase accounting takes place after consummation of the merger.

The following unaudited pro forma condensed combined financial information includes:

•	Adjustments for the merger and the recapitalization of Castlewood including:

•	the purchase by Castlewood of the 22% ownership interest of B.H. Acquisition beneficially owned by an affiliate of Trident II, L.P.;

•	the consolidation of B.H. Acquisition and the elimination of Castlewood and Enstar’s investment in B.H. Acquisition previously recorded using the equity method of accounting;

•	the exchange of Enstar’s 6,000 Class A Castlewood shares for 2,972,892 newly issued non-voting convertible New Enstar shares;

•	the repurchase by Castlewood of 1,797.555 of Trident’s Class B Castlewood shares for $20.0 million;

•	the exchange of all remaining Class B, C and D Castlewood shares for 6,139,425 newly issued ordinary shares of New Enstar;

•	the payment by Enstar to Castlewood, and by Castlewood to certain key employees of Castlewood, of $5.1 million;

•	the payment of a dividend by Enstar to its shareholders immediately prior to consummation of the merger; and

•	the acquisition of Enstar’s net assets by Castlewood in return for the issuance to Enstar shareholders of 5,775,654 newly issued ordinary shares of Castlewood.

Enstar Group Limited

Pro Forma Condensed Combined Balance Sheet as of June 30, 2006

						Enstar
						Group Limited
	Castlewood	Enstar	Pro Forma			Pro Forma as
	Historical(a)	Historical(b)	Adjustments			Adjusted
	(Unaudited)
	(in thousands of U.S. dollars)

ASSETS
Total investments	$592,213	$3,486	$66,299	(f	)	$661,998
Cash and cash equivalents	462,088	95,699	(24,800)	(c	)	532,987
Restricted cash and cash equivalents	51,805	—	8,221	(f	)	60,026
Reinsurance balances receivable	316,571	—	3,533	(f	)	320,104
Investment in partly-owned companies	17,743	96,041	(105,130)	(j	)	8,654
Other assets	43,119	628	1,757	(f	)	45,504

TOTAL ASSETS	$1,483,539	$195,854	$(50,120)			$1,629,273

LIABILITIES
Losses and loss adjustment expenses	$1,025,971	$—	$58,432	(f	)	$1,084,403
Reinsurance balances payable	74,818	—	4,672	(f	)	79,490
Accounts payable and accrued liabilities	33,234	2,605	6,130	(g	)	41,969
Bank loan payable	19,404	—	—			19,404
Income taxes payable and deferred income tax liabilities	—	14,503	—			14,503
Other liabilities	11,140	1,422	—			12,562

TOTAL LIABILITIES	1,164,567	18,530	69,234			1,252,331

MINORITY INTEREST	61,212	—	—			61,212

SHAREHOLDERS’ EQUITY
Ordinary shares	19	62	11,742	(k	)	11,823
Additional paid-in capital	110,188	198,198	234,153	(l	)	542,539
Accumulated other comprehensive income	3,057	614	(614)	(o	)	3,057
Retained earnings	144,496	(15,470)	10,127	(p	)	139,153
Treasury stock	—	(6,080)	(374,762)	(r	)	(380,842)

TOTAL SHAREHOLDERS’ EQUITY	257,760	177,324	(119,354)			315,730

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,483,539	$195,854	$(50,120)			$1,629,273

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Enstar Group Limited

Pro Forma Condensed Combined Income Statement for the Year Ended December 31, 2005

						Enstar Group
	Castlewood	Enstar	Pro Forma			Limited
	Historical(a)	Historical(b)	Adjustments			Pro Forma
	(Unaudited)
	(in thousands of U.S. dollars, except per share data)

INCOME
Consulting fees	$22,006	$—	$(1,250)	(d	)	$20,756
Net investment income	28,236	4,559	2,006	(e	)	34,801
Net realized gains (losses)	1,268	—	—			1,268

	51,510	4,559	756			56,825

EXPENSES
Net reduction in loss and loss adjustment expense liabilities	(96,007)	—	552	(c	)	(95,455)
Salaries and benefits	40,821	—	—			40,821
General and administrative expenses	10,962	3,110	(42)	(f	)	14,030
Net foreign exchange loss	4,602	—	67	(c	)	4,669

	(39,622)	3,110	577			(35,935)

Earnings before income taxes, minority interest and share of net earnings of partly-owned companies	91,132	1,449	179			92,760
Income taxes	(914)	(8,917)	8,398	(g	)	(1,433)
Minority interest	(9,700)	—	—			(9,700)
Share of net earnings of partly-owned companies	192	26,513	(26,473)	(h	)	232

NET EARNINGS	$80,710	$19,045	$(17,896)			$81,859

Basic Earnings Per Share	$4,397.89					$6.95
Diluted Earnings Per Share	$4,304.30					$6.59
Weighted average shares outstanding — basic	18,352		11,768,163			11,786,515
Weighted average shares outstanding — diluted	18,751		12,396,328			12,415,079

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Enstar Group Limited

Pro Forma Condensed Combined Income Statement for the Six Month Period Ended June 30, 2006

						Enstar Group
	Castlewood	Enstar	Pro Forma			Limited
	Historical(a)	Historical(b)	Adjustments			Pro Forma
	(Unaudited)
	(in thousands of U.S. dollars, except per share data)

INCOME
Consulting fees	$11,600	$—	$(625)	(f	)	$10,975
Net investment income	20,726	2,257	1,629	(e	)	24,612

	32,326	2,257	1,004			35,587

EXPENSES
Net reduction in loss and loss adjustment expense liabilities	(6,780)	—	673	(c	)	(6,107)
Salaries and benefits	14,440	—	—			14,440
General and administrative expenses	8,133	3,500	(172)	(f	)	11,461
Interest expense	532	—	—			532
Net foreign exchange (gain)	(7,967)	—	(81)	(c	)	(8,048)

	8,358	3,500	420			12,278

Earnings before income taxes, minority interest and share of net earnings of partly-owned companies	23,968	(1,243)	584			23,309
Income taxes	795	(2,552)	2,964	(g	)	1,207
Minority interest	(5,186)	—	—			(5,186)
Share of net earnings of partly-owned companies	263	6,755	(6,858)	(h	)	160

NET EARNINGS BEFORE EXTRAORDINARY ITEM	$19,840	$2,960	$(3,310)			$19,490

Basic earnings per share	$1,075.86					$1.65
Diluted earnings per share	$1,057.68					$1.57
Weighted average shares outstanding — basic	18,441		11,768,074			11,786,515
Weighted average shares outstanding — diluted	18,758		12,396,321			12,415,079

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Enstar Group Limited

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited)
(in thousands of U.S. dollars, except share amounts)

1.	Adjustment to the Pro Forma Condensed Combined Balance Sheet

a.	Reflects Castlewood’s unaudited historical consolidated balance sheet as of June 30, 2006.

b.	Reflects Enstar’s unaudited historical consolidated balance sheet as of June 30, 2006. Certain amounts were reclassified to conform to Castlewood’s balance sheet presentation.

c.	Reflects adjustments for cash and cash equivalents (outflows) inflows summarized as follows:

Consolidation of B.H. Acquisition cash and cash equivalents	23,803	(see note f)
Proposed $3.00 per share dividend to be paid by Enstar immediately prior to merger	(17,327)	(see note h)
Payment to be made to certain key employees of Castlewood on completion of the recapitalization	(5,076)	(see note i)
Repurchase of 1,797.555 Castlewood Class B shares from Trident	(20,000)	(see note d)
Purchase by Castlewood of the 22% ownership interest of B.H. Acquisition beneficially owned by an affiliate of Trident II, L.P.	(6,200)	(see note e)

Total pro forma cash and cash equivalents adjustments	$(24,800)

d.	In accordance with the recapitalization agreement, Castlewood will, immediately prior to the consummation of the merger, purchase 1,797.555 Castlewood Class B shares from Trident for $20,000.

e.	In accordance with the recapitalization agreement, an affiliate of Trident, L.P. will, immediately prior to the closing of the merger, sell its 22% ownership interest in B.H. Acquisition to Castlewood for $6,200.

f.	Immediately upon completion of the purchase of the 22% ownership interest in B.H. Acquisition and the consummation of the merger, Castlewood will own 100% of B.H. Acquisition. As a result, Castlewood will consolidate the assets and liabilities of B.H. Acquisition and will eliminate Castlewood’s and Enstar’s respective equity investments in B.H. Acquisition of $17,743 and $13,099 at June 30, 2006. (See note q below.) The assets and liabilities of B.H. Acquisition that are incorporated into Castlewood’s pro forma condensed combined balance sheet as of June 30, 2006 are as follows:

ASSETS
Cash and cash equivalents	$23,803
Total investments	66,299
Restricted cash and cash equivalents	8,221
Reinsurance balances receivable	3,533
Other assets	1,757

TOTAL ASSETS	$103,613

LIABILITIES
Losses and loss adjustment expenses	$58,432
Reinsurance balances payable	4,672
Accounts payable and accrued liabilities	1,080

TOTAL LIABILITIES	64,184

SHAREHOLDERS’ EQUITY	39,429

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$103,613

Enstar Group Limited

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited) — (Continued)

g.	Reflects the following pro forma adjustments to accounts payable and accrued liabilities:

Accounts payable and accrued liabilities acquired in connection with the consolidation of B.H. Acquisition	$1,080	(see note f)
Estimated transaction costs of Castlewood ($1,700) and Enstar ($3,000)	4,700
Severance costs relating to certain Enstar employee	350

	$6,130

h.	Enstar has announced that it expects to pay a special dividend of $3.00 per share, or approximately $17,327 in the aggregate, immediately prior to the merger.

i.	In accordance with the recapitalization agreement, Enstar will pay, at the closing of the recapitalization, $5,076 to Castlewood, and Castlewood, in turn, will pay $5,076 to certain key employees of Castlewood. The payment of this amount by Enstar will be treated as a charge to income.

j.	Reflects the elimination on consolidation of Castlewood’s and Enstar’s equity investment in B.H. Acquisition (see note f above) and the elimination of Enstar’s equity investment in Castlewood as of June 30, 2006 as follows:

Castlewood’s equity investment in B.H. Acquisition	$17,743
Enstar’s equity investment in B.H. Acquisition	13,099
Enstar’s equity investment in Castlewood	74,288

Total elimination of equity investments	$105,130

k.	Reflects the share exchange in accordance with the merger agreement and recapitalization agreement.

As of June 30, 2006, the total number of issued and outstanding shares, par value $1.00, of Castlewood were as follows:

Class A	6,000
Class B	6,000
Class C	6,000
Class D (excluding 205.802 unvested shares)	732

Total Castlewood shares issued and outstanding	18,732

Under the recapitalization agreement, Enstar’s Class A shares of Castlewood will be exchanged for 2,972,892 non-voting convertible ordinary shares, par value $1.00, of New Enstar.

Under the recapitalization agreement, 1,797.555 of Trident’s Class B shares of Castlewood will be repurchased by Castlewood (see note d above). The remaining 4,202.445 Class B shares will be exchanged for 2,082,236 ordinary shares, par value $1.00, of New Enstar.

The 6,000 Class C shares of Castlewood will be exchanged for 3,636,612 ordinary shares, par value $1.00, of New Enstar.

The total number of Class D shares of Castlewood awarded to certain key employees as of June 30, 2006 amounted to 937.827, of which 732.025 had vested as of that date. The 937.827 Class D shares will be exchanged for 420,577 ordinary shares, par value $1.00, of New Enstar, of which 328,283 will be fully vested and 92,294 shares will vest in installments between April 2007 and April 2010.

Under the merger agreement, each share of Enstar common stock issued and outstanding immediately prior to the consummation of the merger will be converted into the right to receive one ordinary share,

Enstar Group Limited

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited) — (Continued)

par value $1.00, of New Enstar. As of May 23, 2006, the total number of issued and outstanding shares of Enstar common stock, par value $0.01, was 5,739,384 and the total number of restricted stock units outstanding in respect of Enstar common stock was 36,270. Therefore, the total number of shares, par value $1.00, and restricted stock units of Castlewood that Enstar shareholders will receive will amount to 5,775,654 which, together with the 2,082,236, 3,636,612 and 328,283 ordinary shares that the Class B, C and D shareholders will receive, respectively, will result in a total of 11,822,785 ordinary shares as issued and outstanding upon the consummation of the merger and recapitalization.

l.	Reflects the following increases (decreases) to additional paid-in capital:

Castlewood Additional paid-in capital:

Excess of Class B shares repurchase price, of $20,000, over par value $2	$(19,998)	(see note d)
Excess of fair value of Enstar net assets acquired on consummation of the merger over par value of shares issued to Enstar shareholders	452,349	(see note m)
Elimination of Enstar historical additional paid-in capital as of June 30, 2006	(198,198)	(see note n)

Adjustment to additional paid-in capital	$234,153

m.	Based on the average market value of Enstar stock three days before and after the announcement of the merger on May 23, 2006 of $79.32 per share and the total number of outstanding shares of Enstar common stock and restricted stock units as of May 23, 2006 of 5,775,654, the fair value of the net assets of Enstar as of May 23, 2006 is estimated to be $458,125. In accordance with the merger agreement, Enstar shareholders will receive one $1.00 par value ordinary share of New Enstar for each $0.01 par value share held in Enstar. The excess of the fair value of the net assets of Enstar over the par value of the shares issued to Enstar shareholders is $452,349 and is credited to additional paid-in capital.

Fair value of Enstar	$458,125	(see note m)
Plus estimated acquisition costs of Castlewood	1,700	(see note g)

Total purchase price	$459,825

Enstar Group Limited

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited) — (Continued)

The purchase price allocation is as follows

	Enstar	Purchase price	Purchase price
	Historical (b)	Adjustments	Allocation

Assets
Total investments	$3,486	$—	$3,486
Cash and cash equivalents	95,699	—	95,699
Other assets	628	—	628
Investment in other partly owned companies	96,041	282,501	378,542

Total Assets	$195,854	$282,501	$478,355

Liabilities
Accounts payable and accrued liabilities	$(2,605)	$—	$(2,605)
Income taxes and deferred income tax liabilities	(14,503)	—	(14,503)
Other liabilities	(1,422)	—	(1,422)

Total liabilities	$(18,530)	$—	$(18,530)

Net Assets acquired	$177,324	$282,501	$459,825

With the exception of Enstar’s investment in Castlewood, the recorded book value of all of Enstar’s recorded historical assets and liabilities as of June 30, 2006 approximates fair value.

Reconciliation of purchase price adjustments to note r
Fair value adjustment as a result of purchase price allocation per above	$282,501
Pro forma adjustment to Enstar’s June 30, 2006 balance sheet	17,327	(see note h)
Pro forma adjustment to Enstar’s June 30, 2006 balance sheet	5,076	(see note i)
Pro forma adjustment to Enstar’s June 30, 2006 balance sheet	3,350	(see note g)
Estimated Castlewood costs of acquisition	(1,700)	(see note g)

	$306,554	(see note r)

Bermuda law requires that the excess of the value of the shares issued over the par value of those shares be credited to an equity account called “share premium.” Section 40(1) of the Bermuda Companies Act (1981) states: “Where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called “the share premium account....” U.S. GAAP nomenclature for share premium is additional paid-in capital.

Accounting Principles Board Opinion 6, Status of Accounting Research Bulletins, paragraph 12(a) contemplates the allocation of any excess of the purchase price of retired stock over the par of stated value of that stock to additional paid-in capital to the extent, inter alia, of additional paid-in capital on the same issue, which would seem to contemplate that any excess of issue price over par of stated value would be credited to additional paid-in capital.

n.	On consummation of the merger, Enstar’s historical additional paid-in capital as of June 30, 2006 of $198,198 will be eliminated on consolidation.

o.	On consummation of the merger, Enstar’s historical accumulated other comprehensive income as of June 30, 2006 of $614 will be eliminated on consolidation.

Enstar Group Limited

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited) — (Continued)

p.	Reflects the following adjustments to retained earnings:

Gain on purchase of the 22% ownership interest of B.H. Acquisition	$2,385	(see note q)
Accrued transaction costs of Castlewood	(1,700)
Difference in par value of Class B, C & D shares exchanged for new ordinary shares	(6,028)
Elimination of Enstar deficit on consolidation	15,470

	$10,127

q.	Reflects the difference of $2,385 between the purchase price of $6,200 to be paid by Castlewood for the 22% ownership interest of B.H. Acquisition and a 22% share of the net book value of B.H. Acquisition of $8,585 as of June 30, 2006, based on its unaudited financial statements as of that date. The fair value of B.H. Acquisition is estimated to be approximately equal to its net book value.

r.	Reflects the recording of treasury stock on the balance sheet of New Enstar to eliminate the fair value of Enstar’s equity investment in Castlewood.

Immediately prior to consummation of the merger, Enstar’s pro forma net book value as of June 30, 2006 will amount to $151,571 determined as follows:

Enstar historical net book value as of June 30, 2006	$177,324
Pro forma adjustments to Enstar’s June 30, 2006 balance sheet:
Proposed dividend to be paid by Enstar on consummation of the merger	(17,327)	(see note h)
Payment to Castlewood key employees	(5,076)	(see note i)
Accrued transaction and severance costs	(3,350)	(see note g)

Pro forma net book value as of June 30, 2006	$151,571

The estimated fair value of Enstar’s net assets as of June 30, 2006 is $458,125 (see note m above). With the exception of Enstar’s equity investment in Castlewood, the recorded book value of all of Enstar’s pro forma assets and liabilities as of June 30, 2006 approximates fair value. Therefore, the fair value adjustment of $306,554 (the difference in the net book value and the estimated fair value of Enstar) relates to Enstar’s equity investment in Castlewood and provides a fair value of this equity investment of $380,842 (book value of $74,288 plus fair value adjustment of $306,554).

In order to eliminate Enstar’s equity investment in Castlewood, New Enstar will record treasury stock based on the fair value of Enstar’s investment in Castlewood of $380,842.

The pro forma adjustment to treasury stock is summarized as follows:

Enstar’s equity investment in Castlewood at fair value	$380,842
Elimination of Enstar’s treasury stock on consolidation	(6,080)

Pro forma adjustment to Treasury Stock	$374,762

2.	Adjustments to the Pro Forma Condensed Combined Income Statement for the year ended December 31, 2005

a.	Reflects Castlewood’s historical consolidated income statement for the year ended December 31, 2005.

b.	Reflects Enstar’s historical consolidated income statement for the year ended December 31, 2005. Certain amounts were reclassified to conform to Castlewood’s income statement presentation.

Enstar Group Limited

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited) — (Continued)

c.	Represents the consolidation of the B.H. Acquisition.

d.	Represents elimination of management fees paid by B.H. Acquisition to Castlewood.

e.	Represents the consolidation of the B.H. Acquisition net investment income of $2,406 and the elimination of $400 of investment management fees paid by Castlewood and B.H. Acquisition to Enstar.

f.	Represents the consolidation of the B.H. Acquisition general and administrative expenses of $1,608; the elimination of $400 of investment management fees paid by Castlewood and B.H. Acquisition to Enstar (see note e above); and the elimination of management fees paid by B.H. Acquisition to Castlewood of $1,250 (see note d above).

g.	Reflects the elimination of Enstar’s tax expense on Enstar’s share of Castlewood’s earnings. After the merger Castlewood does not intend to pay any dividends and certain of its subsidiaries will not be considered controlled foreign corporations for U.S. tax purposes. Therefore, Enstar does not expect to record U.S. tax on its share of Castlewood’s earnings.

h.	Represents the elimination of Enstar’s and Castlewood’s share of net earnings in B.H. Acquisition of $139 and the elimination of Enstar’s share of net earnings in Castlewood of $26,334.

3.	Adjustments to the Pro Forma Condensed Combined Income Statement for the six month period ended June 30, 2006

a.	Reflects Castlewood’s unaudited historical consolidated income statement for the six month period ended June 30, 2006.

b.	Reflects Enstar’s unaudited historical consolidated income statement for the six month period ended June 30, 2006. Certain amounts were reclassified to conform to Castlewood’s income statement presentation.

c.	Represents the consolidation of the balances for B.H. Acquisition.

d.	Represents elimination of management fees paid by B.H. Acquisition to Castlewood.

e.	Represents the consolidation of the B.H. Acquisition net investment income of $1,829 and the elimination of $200 of investment management fees paid by Castlewood and B.H. Acquisition to Enstar.

f.	Represents the consolidation of the B.H. Acquisition general and administrative expenses of $653; the elimination of $200 of investment management fees paid by Castlewood and B.H. Acquisition to Enstar (see note e above); and the elimination of management fees paid by B.H. Acquisition to Castlewood of $625 (see note d above).

g.	Reflects the elimination of Enstar’s tax expense on Enstar’s share of Castlewood’s earnings. After the merger, Castlewood does not intend to pay any dividends and certain of its subsidiaries will not be considered controlled foreign corporations for U.S. tax purposes. Therefore, Enstar does not expect to record U.S. tax on its share of Castlewood’s earnings.

h.	Represents the elimination of Enstar’s and Castlewood’s share of net earnings in B.H. Acquisition of $456 and the elimination of Enstar’s share of net earnings in Castlewood of $6,402.

MANAGEMENT OF NEW ENSTAR
FOLLOWING THE MERGER AND OTHER INFORMATION

Directors and Executive Officers of New Enstar

Directors of New Enstar

Pursuant to the recapitalization agreement, Castlewood, Enstar, Trident and certain other shareholders of Castlewood have agreed that New Enstar’s board of directors will consist of ten members following the merger. Four of these individuals — Messrs. T. Whit Armstrong, Paul J. Collins, Gregory L. Curl and T. Wayne Davis — are current directors of Enstar, three of these individuals — Messrs. J. Christopher Flowers, Nimrod T. Frazer and John J. Oros — are current directors of both Enstar and Castlewood, and the other three individuals — Messrs. Nicholas A. Packer, Paul J. O’Shea and Dominic F. Silvester — are current directors and/or executive officers of Castlewood. In the event any director is unable to serve as a director, a replacement director will be appointed by a majority of the remaining directors.

Following the merger, New Enstar will have a classified board of directors. Directors will be designated as Class I, Class II or Class III directors. Class I, II and III directors will serve until the 2007, 2008 and 2009 annual meetings of shareholders, respectively. Each year thereafter, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at that annual meeting.

The names, ages and positions of the directors of New Enstar following the merger are set forth below.

Name	Age	Position(s) with New Enstar

Dominic F. Silvester	46	Chief Executive Officer and Director
John J. Oros	59	Executive Chairman and Director
Paul J. O’Shea	48	Executive Vice President and Director
Nicholas A. Packer	43	Executive Vice President and Director
T. Whit Armstrong	58	Director
Paul J. Collins	69	Director
Gregory L. Curl	57	Director
T. Wayne Davis	59	Director
Nimrod T. Frazer	76	Director
J. Christopher Flowers	48	Director

Each of these individuals has consented to serve as a director of New Enstar if the merger is consummated.

The following is a brief summary of the background of the persons expected to serve as directors of New Enstar following the merger:

Dominic F. Silvester has served as a director and the Chief Executive Officer of Castlewood since its formation in 2001. In 1993, Mr. Silvester began a business venture in Bermuda to provide run-off services to the insurance and reinsurance industry. In 1995, the business was assumed by Castlewood Limited. Mr. Silvester was engaged as Chief Executive Officer of Castlewood Limited. From 1988 until 1993, Mr. Silvester served as the Chief Financial Officer of Anchor Underwriting Managers Limited. Prior to joining Anchor, he was a Vice President at Adams and Porter (Bermuda) Limited and was a senior auditor in the Bermuda office of Deloitte & Touche. Mr. Silvester will serve as a Class III director of New Enstar.

John J. Oros has served as a director of Enstar since March of 2000. Mr. Oros was named to the position of Executive Vice President of Enstar in March of 2000 and on June 6, 2001, Mr. Oros was named President and Chief Operating Officer. Before joining Enstar, Mr. Oros was an investment banker at Goldman, Sachs & Co. in the Financial Institutions Group. Mr. Oros joined Goldman, Sachs & Co. in 1980 and was made a General Partner in 1986. Mr. Oros resigned from Goldman, Sachs & Co. in March 2000 to join Enstar. In February 2006, Mr. Oros became a Managing Director of J.C. Flowers & Co. LLC, which serves as investment advisor to J.C. Flowers II L.P., a newly-formed private equity fund affiliated with J. Christopher Flowers. Mr. Oros will split his time between J.C. Flowers & Co. LLC and New Enstar. Mr. Oros will serve as a Class II director of New Enstar.

Paul J. O’Shea has served as a director, Executive Vice President and joint Chief Operating Officer of Castlewood since its formation in 2001. Mr. O’Shea served as a director and Executive Vice President of Castlewood Limited from 1995 until 2001. In 1994, Mr. O’Shea joined Messrs. Silvester and Packer in their run-off business venture in Bermuda. From 1985 until 1994, he served as the Executive Vice President, Chief Operating Officer and a director of Belvedere Group/Caliban Group. Prior to 1985, Mr. O’Shea was an accounts manager at Mentor Insurance Company Limited and a senior auditor in the Bermuda office of KPMG Peat Marwick. Mr. O’Shea will serve as a Class I director of New Enstar.

Nicholas A. Packer has served as Executive Vice President and the joint Chief Operating Officer of Castlewood since its formation in 2001. From 1996 to 2001, Mr. Packer was Chief Operating Officer of Castlewood (EU) Ltd., a wholly-owned subsidiary of Castlewood Limited. Mr. Packer served as Castlewood Limited’s Chief Operating Officer from 1995 until 1996. From 1993 to 1995, Mr. Packer joined Mr. Silvester in forming a run-off business venture in Bermuda. Mr. Packer served as Vice President of Anchor Underwriting Managers Limited from 1991 until 1993. Prior to joining Anchor, he was a joint deputy underwriter at CH Bohling & Others, an affiliate of Lloyd’s of London. Mr. Packer will serve as a Class II director of New Enstar.

T. Whit Armstrong was elected to the position of director of Enstar in June of 1990. Mr. Armstrong has been President, Chief Executive Officer and Chairman of the Board of The Citizens Bank, Enterprise, Alabama, and its holding company, Enterprise Capital Corporation, Inc. for more than five years. Mr. Armstrong is also a director of Alabama Power Company of Birmingham, Alabama. Mr. Armstrong will serve as a Class II director of New Enstar.

Paul J. Collins was elected to the position of director of Enstar in May of 2004. Mr. Collins retired as a Vice Chairman and member of the Management Committee of Citigroup Inc. in September 2000. From 1985 to 2000, Mr. Collins served as a director of Citicorp and its principal subsidiary, Citibank; from 1988 to 1998, he also served as Vice Chairman of such entities. Mr. Collins currently serves as a director of Nokia Corporation and BG Group, as a member of the supervisory board of Actis Capital LLP and as a trustee of the University of Wisconsin Foundation and the Glyndebourne Arts Trust. He is also a member of the Advisory Board of Welsh, Carson, Anderson & Stowe, a private equity firm. Mr. Collins will serve as a Class III director of New Enstar.

Gregory L. Curl was elected to the position of director of Enstar in July of 2003. Mr. Curl has been Director of Corporate Planning and Strategy for Bank of America since December 1998. Previously, Mr. Curl was Vice Chairman of Corporate Development and President of Specialized Lending for Bank of America from 1997 to 1998. Mr. Curl will serve as a Class I director of New Enstar.

T. Wayne Davis was elected to the position of director of Enstar in June of 1990. Mr. Davis was Chairman of the Board of General Parcel Service, Inc., a parcel delivery service, from January of 1989 to September of 1997 and was Chairman of the Board of Momentum Logistics, Inc. from September of 1997 to March of 2003. He also is a director of Winn-Dixie Stores, Inc. and MPS Group, Inc. Mr. Davis will serve as a Class III director of New Enstar.

Nimrod T. Frazer was elected to the position of director of Enstar in August of 1990. Mr. Frazer was named Chairman of the Board, Acting President and Chief Executive Officer of Enstar on October 26, 1990 and served as President of Enstar from May 26, 1992 to June 6, 2001. Mr. Frazer will serve as a Class I director of New Enstar.

J. Christopher Flowers was elected to the position of director of Enstar in October of 1996. Mr. Flowers became a General Partner of Goldman, Sachs & Co. in 1988 and a Managing Director in 1996. He resigned from Goldman, Sachs & Co. in November 1998 in order to pursue his own business interests. Mr. Flowers was named Vice Chairman of the Board of Enstar in December 1998; Mr. Flowers resigned from such position in July 2003 but remains a member of its board. He is also a director of Shinsei Bank, Ltd., formerly Long-Term Credit Bank of Japan, Ltd. Mr. Flowers has been a Managing

Director of J.C. Flowers & Co., LLC, a financial services investment advisory firm since 2002. Mr. Flowers has also been a member of the Supervisory Board of NIBC, N.V. since December 2005. Mr. Flowers will serve as a Class III director of New Enstar.

Executive Officers of New Enstar

The names, ages and positions of the proposed executive officers of New Enstar following the merger are set forth below:

Name	Age	Position(s) with New Enstar

Dominic F. Silvester	46	Chief Executive Officer and Director
John J. Oros	59	Executive Chairman and Director
Paul J. O’Shea	48	Executive Vice President and Director
Nicholas A. Packer	43	Executive Vice President and Director
Richard J. Harris	44	Chief Financial Officer

Richard J. Harris has served as the Chief Financial Officer of Castlewood since May 2003. From 2000 until April 2003, Mr. Harris served as Managing Director of RiverStone Holdings Limited & Subsidiary Companies, the European run-off operations of Fairfax Financial Holdings Limited. As Managing Director, he was responsible for all operational activities, including claims oversight, reinsurance collections, commutations and litigation. Previously, he served as the Chief Financial Officer of Sphere Drake Group and in the auditing group of the Bermuda office of Deloitte & Touche.

Compensation of Directors

Directors who are not employees of New Enstar will receive a quarterly retainer fee of $6,250 and per meeting fees as follows: (1) $2,500 for each board meeting attended other than a telephone board meeting; (2) $1,000 for each telephone board meeting attended; (3) $1,000 for each committee meeting attended; and (4) $1,500 for each committee meeting attended by a committee chairperson. In addition, the Audit Committee chairperson will receive a quarterly retainer fee of $500.

Board Committees

Following the merger, New Enstar will establish an Audit Committee and a Compensation Committee. New Enstar’s board of directors may from time to time establish other committees to facilitate the management of New Enstar.

Audit Committee

In accordance with the charter of the audit committee, the audit committee of New Enstar will consist of at least three members appointed by the board of directors on the recommendation of a majority of the independent directors. All members of the audit committee will be independent directors, as required under rules enacted by the Commission and as required by the rules of Nasdaq. The audit committee will report regularly to the board and review with the board any issues with respect to the:

•	quality or integrity of New Enstar’s financial statements;

•	performance and independence of New Enstar’s registered independent accounting firm; and

•	New Enstar’s compliance with legal and regulatory requirements.

At least one member of the audit committee will qualify as an audit committee financial expert, as such qualification is interpreted by the board in its business judgment.

Compensation Committee

In accordance with the charter of the compensation committee, the compensation committee of New Enstar will consist of at least three members as appointed by the board of directors on the recommendation of a majority of the independent directors. All members of the compensation committee will be independent directors, as required by the Nasdaq listing standards. All members of the compensation committee will also be “Non-Employee Directors” for the purposes of Rule 16b-3 under the Exchange Act, and “outside directors” for the purposes of section 162(m) of the Code. The compensation committee will report regularly to the board of directors of New Enstar and be responsible for:

•	reviewing, determining and establishing, in consultation with New Enstar’s Chief Executive Officer, salaries, bonuses and other compensation for New Enstar’s executive officers other than the Chief Executive Officer;

•	reviewing the performance of New Enstar’s Chief Executive Officer and reviewing, determining and establishing salary, bonus and other compensation for the Chief Executive Officer;

•	reviewing compensation of New Enstar’s directors and making recommendations with regard to director compensation to New Enstar’s board of directors;

•	overseeing New Enstar’s regulatory compliance with respect to compensation matters; and

•	preparing an annual report regarding executive compensation for inclusion in New Enstar’s annual proxy statement.

Employment Agreements

On May 23, 2006, Castlewood entered into a new employment agreement with Mr. O’Shea and amended its employment agreements with Messrs. Packer and Silvester. Mr. O’Shea’s employment agreement, which will become effective when the merger is consummated, supersedes the employment agreement between Castlewood and Mr. O’Shea dated November 29, 2001. Messrs. Packer’s and Silvester’s amended and restated employment agreements, which also will become effective when the merger is consummated, amend and restate their employment agreements dated as of April 1, 2006. Castlewood also expects that New Enstar and Castlewood (US) Inc. will enter into a new employment agreement with John J. Oros, to become effective when the merger is consummated. Each employment agreement (as amended) has (or is expected to have, in the case of Mr. Oros) an initial five-year term and, after the initial term ends, renews for additional one-year periods unless either party gives prior written notice to terminate the agreement.

Following the merger, Messrs. O’Shea and Packer will serve as Executive Vice Presidents of New Enstar, Mr. Silvester will serve as New Enstar’s Chief Executive Officer and Mr. Oros will serve as New Enstar’s Executive Chairman. As compensation for their services, each executive officer will (1) receive a base salary (Mr. Silvester’s salary will be $565,000 and Messrs. O’Shea’s and Packer’s salary will each be $440,000, and Mr. Oros’s salary is expected to be $282,500), (2) be eligible for incentive compensation under New Enstar’s incentive compensation programs and (3) will be entitled to certain employee benefits, including, for Messrs. Silvester, O’Shea and Packer, a housing allowance, a life insurance policy in the amount of five times his base salary, medical, dental and long-term disability insurance, payment of an amount equal to 10% of his base salary each year to his retirement savings plan and, for Messrs. Packer and Silvester, the executive will be reimbursed for one trip for his family to/from Bermuda each calendar year.

The employment agreements also provide (or is expected to provide, in the case of Mr. Oros) that if the executive’s employment is terminated during the term of the agreement by New Enstar without “cause” or by the executive for “good reason” (in addition to accrued but unpaid compensation), (1) the executive would be entitled to receive a lump sum amount equal to three times the base salary payable to him and medical benefits for the executive and his spouse and dependents for three years; (2) each outstanding equity incentive award granted to the executive before, on or within three years after the merger will become immediately vested and exercisable on the date of termination and (3) if, for the year in which the executive’s employment is terminated, New Enstar achieves the performance goals established in accordance with any incentive plan in which he participates, New Enstar will pay an amount equal to the bonus that he would have received had he been employed by New Enstar for the full year. If there is a change of control of New Enstar during the term of the employment agreement and the executive’s employment is terminated within one year after such change of control by New Enstar without “cause” or by the executive for “good reason,” the executive will be entitled to the compensation described in the preceding sentence and each outstanding equity incentive award granted to the executive after the merger (regardless of whether granted within three years after the merger) will become immediately vested and exercisable on the date of termination.

For purposes of these employment agreements (including the agreement with Mr. Oros), “cause” generally means:

•	fraud or dishonesty in connection with the executive’s employment that results in a material injury to New Enstar;

•	conviction of any felony or crime involving fraud or misrepresentation;

•	the executive’s failure to perform his employment-related duties; or

•	material and continuing failure to follow reasonable instructions of New Enstar’s board of directors.

For purposes of these employment agreements, “good reason” means:

•	material breach of New Enstar’s obligations under the agreements;

•	relocation of the executive officer’s principal business office in Bermuda without the executive officer’s prior agreement; or

•	any material reduction in the executive officer’s duties or authority.

Under the terms of their respective employment agreements, each of Messrs. O’Shea, Packer and Silvester agree (and Mr. Oros is expected to agree) to not compete with New Enstar for the term of the employment agreement and, if his employment with Castlewood is terminated before the end of the initial five-year term, for a period of eighteen months after his termination of employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Castlewood

Castlewood and certain of its subsidiaries have entered into transactions with companies and partnerships that are affiliated with Messrs. Flowers and/or Oros, and an entity of which Mr. Flowers is a director and the largest shareholder owns a minority interest in a subsidiary of Castlewood. Messrs. Flowers and Oros are members of Castlewood’s board of directors and, following the merger will be members of the New Enstar board of directors. Mr. Flowers also will be one of New Enstar’s largest shareholders.

In June 2006, the commitment of Castlewood to invest up to $75.0 million in J.C. Flowers II, L.P., or the Flowers Fund, was accepted by the Flowers Fund. Castlewood intends to use cash on hand to fund this commitment. The Flowers Fund is a private investment fund for which JCF Associates II L.P. is the general partner and J.C. Flowers & Co. LLC is the investment advisor. JCF Associates II L.P. and J.C. Flowers & Co. LLC are controlled by Mr. Flowers. No fees or other compensation will be payable by Castlewood to the Flowers Fund, JCF Associates II L.P., J.C. Flowers & Co. LLC, or Mr. Flowers in connection with this investment. John J. Oros, who will be New Enstar’s Executive Chairman and a member of its board of directors, is a managing director of J.C. Flowers & Co. LLC. Mr. Oros will split his time between J.C. Flowers & Co. LLC and New Enstar.

In June 2006, the commitment of James D. Carey, a director of Castlewood, to invest up to $500,000 in the Flowers Fund was accepted by the Flowers Fund. Mr. Carey is subject to the same fees and expenses charged by the Flowers Fund to its limited partners other than Castlewood and Enstar.

In March 2006, Castlewood and Shinsei completed the acquisition of Aioi Insurance Company of Europe Limited, or Aioi Europe, a London-based subsidiary of Aioi Insurance Company, Limited. The acquisition was effected through Hillcot, in which Castlewood holds a 50.1% economic interest and Shinsei holds the remaining 49.9%. Castlewood and Shinsei made capital contributions to Hillcot to fund the acquisition in proportion to their economic interests. Aioi Europe has underwritten general insurance and reinsurance business in Europe for its own account from 1982 until 2002 when it generally ceased underwriting, and placed its general insurance and reinsurance business into run-off. The aggregate purchase price paid for Aioi Europe was £62 million (approximately $108 million), with £50 million in cash paid upon the closing of the transaction and £12 million in the form of a promissory note, payable twelve months from the date of the closing. Upon completion of the transaction Aioi Europe changed its name to Brampton Insurance Company Limited. Mr. Flowers, a member of the Castlewood’s board of directors and, following the merger, a director of New Enstar and one of New Enstar’s largest shareholders, is a director and the largest shareholder of Shinsei.

In January 2006, Castlewood (EU) Limited, a wholly-owned subsidiary of Castlewood, entered into a six month contract with Mrs. Ashley Holmes, sister-in-law to Mr. Dominic Silvester, to provide human resources consultancy services. Pursuant to the agreement with Mrs. Holmes, Castlewood (EU) Limited pays Mrs. Holmes £550 per day for the services that she provides. Through June 30, 2006, Castlewood (EU) Limited has, in total, paid £32,611 in consultancy expenses to Mrs. Holmes. Currently, Mrs. Holmes, a qualified human resources professional, provides services to Castlewood (EU) Limited up to three days per week. It is intended that Mrs. Holmes will become an employee of Castlewood (EU) Limited prior to completion of the merger.

In December 2005, Castlewood, through two of its wholly-owned subsidiaries, invested approximately $24.5 million in New NIB Partners LP, or NIB Partners, a newly formed Province of Alberta limited partnership, in exchange for an approximately 1.4% limited partnership interest. NIB Partners was formed for the purpose of purchasing, together with certain affiliated entities, 100% of the outstanding share capital of NIBC N.V. (formerly, NIB Capital N.V.) and its affiliates, or NIBC. NIBC is a merchant bank focusing on the mid-market segment in northwest Europe with a global distribution network. NIB Partners and certain related entities are indirectly controlled by New NIB Limited, an Irish corporation. Mr. Flowers is a director of New NIB Limited and is on the supervisory board of NIBC. Certain affiliates of J.C. Flowers I LP also participated in the acquisition of NIBC. Also, certain officers and directors of Castlewood made personal investments in

NIB Partners. Castlewood paid for and received ownership interests in NIB Partners on a pro rata basis with other investors including members of Castlewood’s management. Castlewood will not pay any fees or other compensation to affiliates of Mr. Flowers in connection with its investment in NIB Partners.

Also in December 2005, JCF Re Holdings LP, or JCF Re, a Cayman Limited partnership, entered into a subscription and shareholders agreement with Fitzwilliam (SAC) Insurance Limited, or Fitzwilliam, a wholly-owned subsidiary of Castlewood, for the establishment of a segregated cell and paid approximately $1.9 million to Fitzwilliam as capital and contributed surplus. During 2005, Fitzwilliam booked management fees of $40,000 from JCF Re. JCF Re is controlled by an affiliate of Mr. Flowers.

In November 2005, Castlewood (US) Inc. entered into a lease agreement pursuant to which it leases approximately 8,900 square feet of office space in Tampa, FL from Karl Wall, the president of Castlewood (US) Inc. This lease expires on October 31, 2008 and provides for annual rent payable by Castlewood (US) Inc. in the amount of $131,000.

In October 2005, Castlewood (US) Inc. entered into a lease agreement pursuant to which it leases approximately 378 square feet of office space in New York, NY from J.C. Flowers & Co. LLC. This lease expires in October of 2014 and provides for annual rent payable by Castlewood (US) Inc. in the amount of $49,752.

During 2004, Castlewood, through one of its subsidiaries, invested a total of approximately $9.1 million in Cassandra Equity LLC and Cassandra Equity (Cayman) LP, or collectively Cassandra, for a 27% interest in each. Cassandra was formed to invest in equity shares of a publicly traded international reinsurance company. J.C. Flowers I LP also owned a 27% interest in Cassandra. J.C. Flowers I LP is a private investment fund, the general partner of which is JCF Associates I LLC. Mr. Flowers is the managing member of JCF Associates I LLC. Castlewood paid for and received ownership interests in Cassandra on a pro rata basis with J.C. Flowers I LP and did not pay any fees or other compensation to affiliates of J.C. Flowers & Co. LLC in connection with its investment in Cassandra. In March 2005, Cassandra sold all of its holdings for total proceeds of approximately $40 million. Castlewood’s proportionate share of the proceeds was approximately $10.8 million.

In March 2003, Castlewood and Shinsei completed the acquisition of all of the outstanding capital stock of The Toa-Re Insurance Company (UK) Limited, or Toa-UK, a London-based subsidiary of The Toa Reinsurance Company, Limited, for approximately $46 million. The acquisition was effected through Hillcot Holdings Ltd., or Hillcot, a newly formed Bermuda company, in which Castlewood has a 50.1% economic interest and a 50% voting interest. Upon completion of the transaction, Toa-UK’s name was changed to Hillcot Re Limited. Hillcot is included in Castlewood’s consolidated financial statements, with the remaining 49.9% economic interest reflected as minority interest. Mr. Flowers is the largest shareholder and a director of Shinsei.

Also during 2003, Castlewood invested approximately $10.2 million in JCF CFN LLC and related entities, or collectively, the JCF CFN Entities, in exchange for a 40% interest. In July 2004, the JCF CFN Entities completed the sale of their entire interest in Green Tree Investment Holdings LLC and related entities for aggregate sales process of approximately $40 million in cash. Of this amount Castlewood’s aggregate sales proceeds were approximately $16 million. Each of the JCF CFN Entities is controlled by JCF Associates I LLC, the managing member of which is Mr. Flowers. Castlewood paid no fees or other compensation to J.C. Flowers I LP, JCF Associates I LLC or Mr. Flowers in connection with Castlewood’s investment in JCF CFN.

During the years ended December 31, 2005, 2004 and 2003, Castlewood earned consulting fees of $1,250,000, $1,250,000 and $1,250,000 from subsidiaries of B.H. Acquisition, its partially-owned equity affiliate.

Certain directors and officers of Castlewood have an interest in the recapitalization. See “Interests of Certain Persons in the Merger” beginning on page 58.

See also “— Enstar” on page 180.

Enstar

Enstar and its partially owned equity affiliates, Castlewood and B.H. Acquisition, have entered into transactions with companies and partnerships that are affiliated with Messrs. Flowers and/or Oros, and an entity of which Mr. Flowers is a director and the largest shareholder owns a minority interest in a subsidiary of Castlewood. Messrs. Flowers and Oros are members of Enstar’s board of directors and, following the merger, will be members of the New Enstar board of directors. Mr. Flowers also will be one of New Enstar’s largest shareholders.

In June 2006, the commitment of Enstar to invest up to $25.0 million in J.C. Flowers II L.P., or the Flowers Fund, was accepted by the Flowers Fund. Enstar intends to use cash on hand to fund its commitment. The Flowers Fund is a private investment fund for which JCF Associates II L.P. is the general partner and J.C. Flowers & Co. LLC is the investment advisor. JCF Associates II L.P. and J.C. Flowers & Co. LLC are controlled by Mr. Flowers. No fees will be payable by Enstar to the Flowers Fund, JCF Associates II L.P., J.C. Flowers & Co. LLC, or Mr. Flowers in connection with Enstar’s investment in the Flowers Fund. John J. Oros, Enstar’s President and Chief Operating Officer, is a managing director of J.C. Flowers & Co. LLC. Mr. Oros will split his time between J.C. Flowers & Co. LLC and New Enstar.

In December 2005, Enstar invested approximately $3.5 million in NIB Partners in exchange for an approximately 0.2% limited partnership interest. NIB Partners and certain related entities are indirectly controlled by New NIB Limited, an Irish corporation. Mr. Flowers is a director of New NIB Limited and is on the supervisory board of NIBC. Certain affiliates of J.C. Flowers I LP also participated in the acquisition of NIBC. Also, certain officers and directors of Enstar made personal investments in NIB Partners. Enstar paid for and received ownership interests in NIB Partners on a pro rata basis with other investors including members of Enstar’s management. Enstar will not pay any fees or other compensation to affiliates of Mr. Flowers in connection with its investment in NIB Partners.

In September 2005, Enstar entered into an agreement with J.C. Flowers & Co. LLC continuing through October 2014 for the use of certain office space and administrative services from J.C. Flowers & Co. LLC for monthly payments of $4,146. Either party may, at its option with or without cause, terminate this agreement upon 30 days prior written notice to the other party. J.C. Flowers & Co. LLC is managed by Mr. Flowers.

In June 2005, Enstar committed to contribute up to $10 million for a 14%, non-voting interest in Affirmative Investment LLC, or Affirmative Investment, a newly formed Delaware limited liability company. J.C. Flowers I LP committed the capital necessary for the remaining 86% interest in Affirmative Investment. Both J.C. Flowers I LP and Affirmative Associates LLC, the managing member of Affirmative Investment, are controlled by Mr. Flowers. As of December 31, 2005, Enstar had funded capital contributions of approximately $8.3 million. Enstar paid for and received ownership interests in Affirmative Investment on a pro rata basis with J.C. Flowers I LP. Enstar will not pay any fees or other compensation to affiliates of Mr. Flowers in connection with its investment in Affirmative Investment.

During 2003, Enstar invested approximately $15.3 million in JCF CFN LLC and related entities, or, collectively, the JCF CFN Entities, in exchange for a 60% interest in such entities. In July 2004, the JCF CFN Entities completed the sale of their entire interest in Green Tree Investment Holdings LLC and related entities for aggregate sales proceeds of approximately $40 million in cash. Enstar recorded a pre-tax realized gain of approximately $6.9 million on the sale. Each of the JCF CFN Entities is controlled by JCF Associates I LLC, the managing member of which is Mr. Flowers. Enstar paid no fees or other compensation to J.C. Flowers I LP, JCF Associates I LLC or Mr. Flowers in connection with Enstar’s investment in JCF CFN.

In 2002, Enstar entered into an investment advisory agreement with Castlewood and B.H. Acquisition for an annual fee of $400,000.

Certain directors and officers of Enstar have an interest in the proposed transactions, see “Interests of Certain Persons in the Merger” beginning on page 58.

In addition, see “— Castlewood” above for certain relationships and related transactions relating to Castlewood.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management of Castlewood

The following table sets forth certain information regarding beneficial ownership of Castlewood’s ordinary shares as of September 28, 2006, assuming the recapitalization was completed on that date, by:

•	each of Castlewood’s directors;

•	each of Castlewood’s named executive officers;

•	all of Castlewood’s executive officers and directors as a group; and

•	each person known by Castlewood to beneficially own 5% or more of its outstanding ordinary shares.

Information as to the percentage of shares beneficially owned is calculated based on 6,139,425 ordinary shares outstanding following the recapitalization. Except as otherwise indicated in the footnotes below, each beneficial owner, to our knowledge, has sole voting and investment power with respect to the ordinary shares reported below and the address of each beneficial owner is c/o Castlewood Holdings Limited, P.O. Box HM 2267, Windsor Place, 3rd Floor, 18 Queen Street, Hamilton HM JX, Bermuda.

	Ordinary Shares		Non-Voting Convertible Ordinary Shares
Name	Number	Percentage(12)	Number	Percentage

The Enstar Group, Inc.(1)	—	—	2,972,892	100%
Trident II, L.P. and related affiliates(2)	2,082,236	33.9%	—	—
Dominic F. Silvester(3)	2,126,328	34.6%	—	—
J. Christopher Flowers(4)	—	—	—	—
Paul O’Shea(5)	708,775	11.6%	—	—
Nicholas A. Packer(6)	708,775	11.6%	—	—
Nimrod T. Frazer(7)	—	—	—	—
John J. Oros(8)	—	—	—	—
Richard J. Harris(9)	50,176	0.8%	—	—
James A. Carey(10)	—	—	—	—
Cheryl D. Davis	—	—	—	—
Meryl Hartzband(11)	—	—	—	—
All directors and executive officers as a group (10 persons)	5,676,290	92.5%	2,972,892	100%

(1)	As of September 28, 2006, Enstar held 6,000 Class A Shares of Castlewood, which will be exchanged for 2,972,892 non-voting convertible ordinary shares in the recapitalization.

(2)	As of September 28, 2006, (a) 5,667 Class B Shares of Castlewood were held by Trident II, L.P., or Trident II, which will be exchanged for 1,966,672 ordinary shares in the recapitalization; (b) 162 Class B Shares of Castlewood were held by Marsh & McLennan Capital Professionals Fund, L.P., or Trident PF, which will be exchanged for 56,220 ordinary shares in the recapitalization; and (c) 171 Class B Shares of Castlewood were held by Marsh & McLennan Employees’ Securities Company, L.P., or Trident ESC, which will be exchanged for 59,344 ordinary shares in the recapitalization. As part of the recapitalization, Castlewood will repurchase 1,797.555 of Trident’s Class B Shares of Castlewood for $20.0 million, which shares will not be part of the exchange for ordinary shares. The sole general partner of Trident II is Trident Capital II, L.P., or Trident GP, and the manager of Trident II is Stone Point Capital LLC, or Stone Point. The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are members of Stone Point, one of whom is Mr. Carey. The sole general partner of Trident PF is a company controlled by four individuals who are members of Stone Point, one of whom is Mr. Carey. The sole general partner of Trident ESC is a company that is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., or MMC. Stone Point has authority to execute documents on behalf of the general partner of Trident ESC pursuant to a limited power of attorney, but Stone Point is not affiliated with MMC. The principal address for Trident II, Trident PF and Trident ESC is c/o Maples & Calder,

Ugland House, Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands. Trident PF and Trident ESC have agreed with Trident II that (i) Trident ESC will divest its holdings in New Enstar only in parallel with Trident II, (ii) Trident PF will not dispose of its holdings in New Enstar before Trident II disposes of its interest, and (iii) to the extent that Trident PF elects to divest its interest in New Enstar at the same time as Trident II, Trident PF will divest its holdings in New Enstar in parallel with Trident II. As a result of this agreement, Trident II may be deemed to beneficially own 333 Class B Shares of Castlewood directly held by Trident PF and Trident ESC collectively, and Trident PF and Trident ESC may be deemed to beneficially own 5,667 Class B Shares of Castlewood directly held by Trident II. Trident II disclaims beneficial ownership of the Class B Shares of Castlewood (and the ordinary shares issued in exchange for such Class B Shares in the recapitalization) that are, or may be deemed to be, beneficially owned by Trident PF and Trident ESC, and Trident PF and Trident ESC each disclaims beneficial ownership of the Class B Shares of Castlewood (and the ordinary shares issued in exchange for such Class B Shares in the recapitalization) that are, or may be deemed to be, beneficially owned by Trident II. Trident PF and Trident ESC are not affiliated and each disclaims beneficial ownership of the Class B Shares of Castlewood (and the ordinary shares issued in exchange for such Class B Shares in the recapitalization) that are, or may be deemed to be, beneficially owned by the other.

(3)	As of September 28, 2006, (a) 900 Class C Shares of Castlewood were held directly by Mr. Silvester, which will be exchanged for 531,582 ordinary shares in the recapitalization; (b) 900 Class C Shares of Castlewood were held by the Left Trust, which will be exchanged for 531,582 ordinary shares in the recapitalization; and (c) 1,800 Class C Shares of Castlewood were held by the Right Trust, which will be exchanged for 1,063,164 ordinary shares in the recapitalization. Mr. Silvester and his immediate family are the sole beneficiaries of the Left Trust and the Right Trust. The Trustee of the Left Trust is R&H Trust Co. (NZ) Limited, a New Zealand company, whose registered office is 162 Wickstead Street, Wanganui 5001, New Zealand. The Trustee of the Right Trust is R&H Trust Co. (BVI) Ltd., a British Virgin Islands company, or RHTCBV, whose registered office is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands.

(4)	Mr. Flowers is a director of Enstar and its largest shareholder. Mr. Flowers may be deemed to share voting and dispositive power with respect to the Class A Shares of Castlewood (and the non-voting convertible ordinary shares issued in exchange for such Class A Shares in the recapitalization) that are, or may be deemed to be, beneficially owned by Enstar. Mr. Flowers disclaims beneficial ownership of all such Class A Shares (and, following the recapitalization, such ordinary non-voting convertible shares) except to the extent of any pecuniary interest therein. See footnote 1 above.

(5)	As of September 28, 2006, the Elbow Trust held 1,200 Class C Shares of Castlewood, which will be exchanged for 708,775 ordinary shares in the recapitalization. Mr. O’Shea and his immediate family are the sole beneficiaries of the Elbow Trust. The Trustee of the Elbow Trust is RHTCBV.

(6)	As of September 28, 2006, the Hove Trust held 1,200 Class C Shares of Castlewood, which will be exchanged for 708,775 ordinary shares in the recapitalization. Mr. Packer and his immediate family are the sole beneficiaries of the Hove Trust. The Trustee of the Hove Trust is RHTCBV.

(7)	Mr. Frazer is the Chairman of the Board and Chief Executive Officer of Enstar. Mr. Frazer may be deemed to share voting and dispositive power with respect to the Class A Shares of Castlewood (and the non-voting convertible ordinary shares issued in exchange for such Class A Shares in the recapitalization) that are, or may be deemed to be, beneficially owned by Enstar. Mr. Frazer disclaims beneficial ownership of all such Class A Shares (and, following the recapitalization, such non-voting convertible ordinary shares) except to the extent of any pecuniary interest therein. See footnote 1 above.

(8)	Mr. Oros is a director and President of Enstar. Mr. Oros may be deemed to share voting and dispositive power with respect to the Class A Shares of Castlewood (and the non-voting convertible ordinary shares issued in exchange for such Class A Shares in the recapitalization) that are, or may be deemed to be, beneficially owned by Enstar. Mr. Oros disclaims beneficial ownership of all such Class A Shares (and, following the recapitalization, such non-voting convertible ordinary shares) except to the extent of any pecuniary interest therein. See footnote 1 above.

(9)	As of September 28, 2006, Mr. Harris held 111.886 Class D Shares of Castlewood, which will be exchanged for 50,176 ordinary shares in the recapitalization.

(10)	Mr. Carey is a member and a Principal of Stone Point and one of the members of Stone Point who participates in the management of Trident II, Trident PF and Trident ESC. Mr. Carey may be deemed to share voting and dispositive power with respect to the Class B Shares (and the ordinary shares issued in exchange for such Class B Shares in the recapitalization) that are, or may be deemed to be, beneficially owned by Trident II, Trident PF and Trident ESC. Mr. Carey disclaims beneficial ownership of all such Class B Shares and, following the recapitalization, such ordinary shares, except to the extent of any pecuniary interest therein. See also footnote 2 above.

(11)	Ms. Hartzband is a member and the Chief Investment Officer of Stone Point and one of the members of Stone Point who participates in the management of Trident II, Trident PF and Trident ESC. Ms. Hartzband may be deemed to share voting and dispositive power with respect to the Class B Shares (and the ordinary shares issued in exchange for such Class B Shares in the recapitalization) that are, or may be deemed to be, beneficially owned by Trident II, Trident PF and Trident ESC. Ms. Hartzband disclaims beneficial ownership of all such Class B Shares and, following the recapitalization, such ordinary shares, except to the extent of any pecuniary interest therein. See also footnote 2 above.

(12)	Castlewood’s bye-laws reduce the total voting power of any U.S. shareholder or direct foreign shareholder group owning 9.5% or more of our ordinary shares to less than 9.5% of the voting power of all of our shares.

Security Ownership of Certain Beneficial Owners and Management of Enstar

The following table lists beneficial ownership of Enstar common stock as of September 28, 2006 by owners of more than five percent of the Enstar common stock, each director and executive officer of Enstar, and all directors and executive officers of Enstar as a group. All information is taken from or based upon ownership filings made by such persons with the Commission or upon information provided by such persons to Enstar. Unless otherwise indicated, the shareholders listed below have sole voting and investment power with respect to the shares reported as owned.

Class of Stock: Common

		Amount and Nature
	Address for 5%	of Beneficial		Percent of
Name	Owners	Ownership(1)		Class(2)

J. Christopher Flowers	717 Fifth Avenue	1,226,070	(3)	21.35%
	26th Floor
	New York, New York 10022
Nimrod T. Frazer	401 Madison Avenue	435,001	(4)	7.41%
	Montgomery, Alabama 36104
John J. Oros	401 Madison Avenue	450,000	(5)	7.51%
	Montgomery, Alabama 36104
Cheryl D. Davis		3		*
Amy M. Dunaway		87	(6)	*
T. Whit Armstrong		56,569	(7)	*
Paul J. Collins		21,304	(8)	*
Gregory L. Curl		6,383	(9)	*
T. Wayne Davis		165,616	(10)	2.87%
All Executive Officers and Directors of Enstar as a Group (9 Persons)		2,361,033		40.60%

*	Less than 1%.

(1)	Under the rules of the Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has the right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as of which he or she has no economic or pecuniary interest. Except as set forth in the footnotes below, the persons named above have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

(2)	Based on an aggregate of 5,739,384 shares of common stock issued and outstanding as of September 28, 2006. Assumes that all options beneficially owned by the person are exercised and all stock units beneficially owned by the person are redeemed for shares of common stock. The total number of shares outstanding used in calculating this percentage assumes that none of the options beneficially owned by other persons are exercised and none of the stock units beneficially owned by other persons are redeemed for shares of common stock.

(3)	Includes 4,515 stock units granted under the Deferred Plan prior to Mr. Flowers becoming an officer of Enstar as well as subsequent to Mr. Flowers resigning as an officer of Enstar.

(4)	Includes 130,000 shares that are not currently outstanding, but that may be acquired within 60 days upon the exercise of stock options granted under the Incentive Plan.

(5)	Consists of 200,000 shares owned indirectly by Mr. Oros through Brittany Ridge Investment Partners, L.P. and 250,000 shares that are not currently outstanding, but that may be acquired within 60 days upon the exercise of stock options granted under the Incentive Plan.

(6)	Includes 54 shares which Ms. Dunaway holds jointly and shares voting and investment power with her spouse.

(7)	Includes 14,922 stock units granted under the Deferred Plan. Also includes 15,000 shares that are not currently outstanding, but that may be acquired within 60 days upon the exercise of stock options granted under the 2001 Outside Directors’ Stock Plan.

(8)	Includes 1,304 stock units granted under the Deferred Plan and 5,000 shares that are not currently outstanding, but that may be acquired within 60 days upon the exercise of stock options granted under the Incentive Plan.

(9)	Consists of 1,383 stock units granted under the Deferred Plan and 5,000 shares that are not currently outstanding, but that may be acquired within 60 days upon the exercise of stock options granted under the Incentive Plan.

(10)	Includes 2,883 shares held by Mr. Davis’ wife, 16,962 shares held in trust, 81,025 shares held in a private foundation for which Mr. Davis has voting and investment power but is not a beneficiary, 14,146 stock units granted under the Deferred Plan, 600 shares held indirectly by Mr. Davis through T. Wayne Davis PA, 500 shares held indirectly by Mr. Davis through Redwing Land Company, and 500 shares held indirectly by Mr. Davis through Redwing Properties, Inc. Also includes 15,000 shares that are not currently outstanding, but that may be acquired within 60 days upon the exercise of stock options granted under the 1997 Outside Directors’ Plan and the 2001 Outside Directors’ Plan.

Security Ownership of Certain Beneficial Owners and Management of New Enstar

The table below sets forth the projected beneficial ownership of New Enstar’s ordinary shares immediately after the consummation of the merger and is derived from information relating to the beneficial ownership of Enstar common stock and Castlewood share capital as of September 28, 2006. The table sets forth the projected beneficial ownership of New Enstar’s ordinary shares by the following individuals or entities:

•	each person who will beneficially own more than 5% of New Enstar’s ordinary shares immediately after consummation of the merger;

•	the individuals who will be the directors of New Enstar; and

•	the individuals who will be the directors and executive officers of New Enstar as a group.

Beneficial ownership is determined in accordance with the rules of the Commission. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all of New Enstar’s ordinary shares shown as beneficially owned, subject to applicable community property laws. As of September 28, 2006, 5,739,384 shares of Enstar common stock were issued and outstanding. As of September 28, 2006, 6,000 shares of Class A Ordinary Shares, par value $1.00 per share, 6,000 Class B Ordinary Shares, par value $1.00, and 6,000 Class C Ordinary Shares, par value $1.00 share, were issued. The percentage of beneficial ownership set forth below gives effect to the issuance of an estimated 6,047,131 of New Enstar’s ordinary shares in the recapitalization and the issuance of an estimated 5,775,654 of New Enstar’s ordinary shares in the merger and is based on 11,822,785 of New Enstar’s ordinary shares estimated to be outstanding immediately following the consummation of the merger. In computing the number of New Enstar ordinary shares beneficially owned by a person and the percentage ownership of that person, outstanding New Enstar restricted stock units and New Enstar’s ordinary shares that will be subject to options held by that person that are currently exercisable or that are exercisable within 60 days of September 28, 2006 are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

New Enstar Ordinary Shares

		Number of Shares	Percent of
Name	Number of Shares	Subject to Option	Class

Trident II, L.P. and related affiliates(1)	2,082,236	0	17.61%
J. Christopher Flowers(2)	1,226,070	0	10.37%
Nimrod T. Frazer	305,001	160,000	3.88%
John J. Oros(3)	200,000	300,000	4.12%
Dominic F. Silvester(4)	2,236,567	0	18.92%
Nicholas A. Packer(5)	708,775	0	5.99%
Paul O’Shea(6)	708,775	0	5.99%
Richard J. Harris(7)	50,176	0	*
T. Whit Armstrong(8)	41,569	15,000	*
Paul J. Collins(9)	16,304	5,000	*
Gregory L. Curl(10)	1,383	5,000	*
T. Wayne Davis(11)	150,616	15,000	1.40%
All Executive Officers and Directors of New Enstar as a Group (11 Persons)	5,645,236	500,000	51.98%

*	Less than 1%.

(1)	Includes (a) 1,966,672 ordinary shares to be held by Trident II, L.P., or Trident II, upon consummation of the recapitalization; (b) 56,220 ordinary shares to be held by Marsh & McLennan Capital Professionals Fund, L.P., or Trident PF, upon consummation of the recapitalization; and (c) 59,344 ordinary shares to be held by Marsh & McLennan Employees’ Securities Company, L.P., or Trident ESC, upon completion of the recapitalization. The sole general partner of Trident II is Trident Capital II, L.P., or Trident GP, and the manager of Trident II is Stone Point Capital LLC, or Stone Point. The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are members of Stone Point. The sole general partner of Trident PF is a company controlled by four individuals who are members of Stone Point. The sole general partner of Trident ESC is a company that is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., or MMC. Stone Point has authority to execute documents on behalf of the general partner of Trident ESC pursuant to a limited power of attorney, but Stone Point is not affiliated with MMC. The principal address for Trident II, Trident PF and Trident ESC is c/o Maples & Calder, Ugland House, Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands. Trident PF and Trident ESC have agreed with Trident II that (i) Trident ESC will divest its holdings in New Enstar only in parallel with Trident II, (ii) Trident PF will not dispose of its holdings in New Enstar before Trident II disposes of its interest, and (iii) to the extent that Trident PF elects to divest its interest in New Enstar at the same time as Trident II, Trident PF will divest its holdings in parallel with Trident II. As a result of this agreement, Trident II may be deemed to beneficially own 115,564 ordinary shares of New Enstar directly held by Trident PF and Trident ESC collectively, upon consummation of the recapitalization and Trident PF and Trident ESC may be deemed to beneficially own 1,966,672 ordinary shares of New Enstar directly held by Trident II upon consummation of recapitalization. Trident II disclaims beneficial ownership of the ordinary shares of New Enstar that are, or may be deemed to be, beneficially owned by Trident PF or Trident ESC upon consummation of the recapitalization, and Trident PF and Trident ESC each disclaims beneficial ownership of the ordinary shares of New Enstar that are, or may be deemed to be, beneficially owned by Trident II upon consummation of the recapitalization. Trident PF and Trident ESC are not affiliated and each disclaims beneficial ownership of the ordinary shares of New Enstar that are, or may be deemed to be, beneficially owned by the other upon consummation of the recapitalization.

(2)	Includes 4,515 stock units granted under Enstar’s Deferred Plan that will be converted into 4,515 ordinary share units of New Enstar.

(3)	Includes 200,000 ordinary shares indirectly owned by Mr. Oros through Brittany Ridge Investment Partners, L.P.

(4)	Includes 641,821 ordinary shares held directly by Mr. Silvester (of which 110,239 will be issued to Mr. Silvester in connection with the merger based on his ownership of 110,239 shares of Enstar common stock), 531,582 ordinary shares held by the Left Trust and 1,063,164 ordinary shares held by Right Trust. Mr. Silvester and his immediate family are the sole beneficiaries of the Left Trust and the Right Trust. The trustee of the Left Trust is R&H Trust Co. (NZ) Limited, a New Zealand company, whose registered office is 162 Wickstead Street, Wanganui 5001, New Zealand. The trustee of the Right Trust is R&H Trust Co. (BVI) Ltd., or RHTCBV, a British Virgin Islands Company, whose registered office is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands.

(5)	Includes 708,775 ordinary shares held by the Hove Trust. Mr. Packer and his immediate family are the sole beneficiaries of the Hove Trust. The trustee of the Hove Trust is RHTCBV.

(6)	Includes 708,775 ordinary shares held by the Elbow Trust. Mr. O’Shea and his immediate family are the sole beneficiaries of the Elbow Trust. The trustee of the Elbow Trust is RHTCBV.

(7)	Includes 26,190 ordinary shares that are issued, but remain subject to certain vesting restrictions between April 2007 and April 2010.

(8)	Includes 14,922 stock units granted under Enstar’s Deferred Plan that will be converted in to 14,922 ordinary share units of New Enstar.

(9)	Includes 1,304 stock units granted under Enstar’s Deferred Plan that will be converted in to 1,304 ordinary share units of New Enstar.

(10)	Includes 1,383 stock units granted under Enstar’s Deferred Plan that will be converted in to 1,383 ordinary share units of New Enstar.

(11)	Includes 2,883 ordinary shares held by Mr. Davis’ wife, 16,962 ordinary shares held in trust, 81,025 shares held in a private foundation for which Mr. Davis has voting and investment power, but is not a beneficiary, 600 ordinary shares held indirectly by Mr. Davis through T. Wayne Davis PA, 500 ordinary shares held indirectly by Mr. Davis through Redwing Land Company, 500 ordinary shares held indirectly by Mr. Davis through Redwing Properties Inc., and 14,146 stock units granted under Enstar’s Deferred Plan that will be converted into 14,146 ordinary share units of New Enstar.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Castlewood

There is no established public trading market for the various classes of Castlewood’s shares. As of May 23, 2006, there were approximately 29 holders of record of Castlewood’s shares.

In March 2003, Castlewood’s board of directors declared a dividend of $3,471 per share to holders of its Class A Shares and $5,495.83 per share to holders of its Class B Shares, which dividends were paid on March 24, 2003.

In March 2004, Castlewood’s board of directors declared a dividend of $500 per share to holders of its Class A Shares and $791.67 per share to holders of its Class B Shares, which dividends were paid on May 10, 2004.

In April 2006, Castlewood’s board of directors declared a dividend of $3,356 per share to holders of its Class A Shares, $490.75 per share to holders of its Class B Shares and $811.22 per share to holders of its Class C Shares, which dividends were paid on April 26, 2006. Also in April 2006, Castlewood’s board of directors approved the redemption of all of Castlewood’s outstanding Class E Shares for $22.4 million.

Castlewood paid no dividends during the fiscal years ended December 31, 2001, 2002 and 2005.

Enstar

Enstar’s common stock is traded on the Nasdaq under the ticker symbol ESGR. The closing price per share of Enstar common stock on May 23, 2006, the last trading day before the announcement of the execution of the merger agreement, was $76.36. The closing price per share of Enstar common stock as reported on the Nasdaq on          , the most recent trading day practicable before the printing of this proxy statement/prospectus, was          .

The following table reflects the range of high and low selling prices of Enstar’s common stock by quarter for the first, second and third quarters of 2006, and the years ended December 31, 2005 and 2004, as reflected in the Nasdaq Trade and Quote Summary Reports:

	Enstar Common Stock
	High	Low

2006
First Quarter	$89.74	$64.25
Second Quarter	$92.19	$76.36
Third Quarter	$104.94	$84.25
2005
First Quarter	$64.97	$56.12
Second Quarter	$67.85	$49.03
Third Quarter	$69.94	$63.40
Fourth Quarter	$72.85	$60.19
2004
First Quarter	$48.40	$40.61
Second Quarter	$53.98	$39.82
Third Quarter	$53.00	$44.56
Fourth Quarter	$63.00	$49.25

At September 28, 2006, there were approximately 2,627 holders of record of Enstar’s common stock.

If the merger is consummated, Enstar shareholders as of the applicable record date will receive a one-time $3.00 per share cash dividend on their Enstar common stock, payable immediately prior to the merger.

Enstar has not declared or paid any other cash dividend on any of its securities since 1989. If the merger is not consummated, Enstar currently intends to retain its earnings to finance the growth and development of its future business and does not anticipate paying cash dividends in the foreseeable future. If the merger is not consummated, the payment of cash dividends in the future will depend upon such factors as Enstar earnings, capital requirements, financial condition, contractual restrictions and other factors deemed relevant by the Enstar board of directors.

The information required by this Item with respect to securities authorized for issuance under equity compensation plans is included under the section of “Information about Enstar — Executive Compensation — Enstar Executive Officers — Equity Compensation Plan Information” beginning on page 157.

Holders of Enstar common stock should obtain current market quotations for Enstar common stock. The market price of Enstar common stock could vary at any time before the merger.

New Enstar

New Enstar is a holding company and has no direct operations. The ability of New Enstar to pay dividends or distributions depends almost exclusively on the ability of its subsidiaries to pay dividends to New Enstar. Under applicable law, our subsidiaries may not declare or pay a dividend if there are reasonable grounds for believing that they are, or would after the payment be, unable to pay their liabilities as they become due, or the realizable value of their assets would thereby be less than the aggregate of their liabilities and their issued share capital and share premium accounts. Additional restrictions apply to our insurance and reinsurance subsidiaries. New Enstar does not intend to pay a dividend on its ordinary shares. Rather, New Enstar intends to reinvest any earnings back into the company. For a further description of the restrictions on the ability of our subsidiaries to pay dividends, see “Risk Factors — Risks Relating to Ownership of New Enstar Ordinary Shares — We do not intend to pay cash dividends on our ordinary shares” and “Information about Castlewood — Business — Regulation” beginning on pages 31 and 99, respectively.

In connection with the merger, New Enstar’s ordinary shares are anticipated to be approved for listing on the Nasdaq under the symbol “ESGR,” subject to official notice of issuance.

COMPARISON OF SHAREHOLDER RIGHTS

Set forth below is a summary description of the material differences between the current rights of the holders of Enstar common stock and the rights that those shareholders will have as holders of New Enstar ordinary shares following the merger. The following discussion is intended only to highlight material differences between the rights of corporate shareholders under Georgia law and Bermuda law generally and specifically with respect to Enstar and New Enstar shareholders pursuant to the respective organizational documents. This discussion does not constitute a complete comparison of the differences between the rights of such holders or the provisions of the Georgia Business Corporation Code, as amended, or the GBCC, the provisions of the Companies Act, New Enstar’s memorandum of association, New Enstar’s second amended and restated bye-laws, Enstar’s articles of incorporation and Enstar’s bylaws.

The rights of the holders of Enstar common stock are governed by Georgia law, Enstar’s articles of incorporation and Enstar’s bylaws. Upon consummation of the merger, the rights of the holders of Enstar common stock who become shareholders of New Enstar as a result of the merger will be governed by Bermuda law, and by New Enstar’s memorandum of association and New Enstar’s second amended and restated bye-laws.

	Enstar	New Enstar
	(Georgia)	(Bermuda)
Description of Common Stock/ Ordinary Shares	• Enstar is authorized to issue 55,000,000 shares of common stock, par value $0.01 per share. Holders of Enstar’s common stock are entitled to one vote per share.
•   New Enstar is authorized to issue 100,000,000 ordinary shares, par value $1.00   per share, and 6,000,000 non-voting convertible ordinary shares, par value $1.00   per share. Holders of ordinary shares are entitled to one vote per share. Holders of non-voting convertible ordinary shares are not entitled to vote.

Description of Preferred Stock/ Preference Shares	• Enstar’s articles of incorporation and bylaws do not authorize the issuance of preferred stock.
•   New Enstar’s amended and restated bye-laws authorize the board of directors to issue 50,000,000 preference shares, par value $1.00   per share. New   Enstar’s amended and restated bye-laws authorize the board of directors at any time and from time to time to provide for the issuance of preference shares in one or more series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof, with such liquidation, dividend, voting, conversion, exchange, redemption, repurchase or sinking fund privileges as the board of directors determines. Currently, no preference shares of New Enstar are outstanding.

	Enstar	New Enstar
	(Georgia)	(Bermuda)
Special Meeting of Shareholders
•   Under Enstar’s bylaws, the Chairman or a majority of the board of directors by written request is permitted to call a special meeting; such special meetings may not be called by any other person or persons except as required by the GBCC.

•   Under the GBCC, a special meeting of shareholders may be called by the board of directors or any other person authorized to do so in the articles of incorporation or the bylaws. In addition, the GBCC provides that a special meeting of shareholders may also be called by the holders of at least 25% of all votes entitled to be cast on any issue proposed to be considered at a special meeting or such greater or lesser percentages as the articles of incorporation or the bylaws provide.

•   New Enstar’s amended and restated bye-laws provide that a special meeting of shareholders may be convened by the President or the Chairman, or by the board of directors, whenever in its judgment a meeting is necessary. The board of directors must convene a special general meeting at the request of shareholders holding at the date of the deposit of the request not less than 10% of the total combined voting power of all of New Enstar’s shares carrying the right to vote at New Enstar’s general meetings.

Action by Written Consent in Lieu of a Shareholders’ Meeting
•   The GBCC permits shareholders to act without a meeting only by unanimous written consent of the shareholders entitled to vote on the action, unless otherwise provided by the articles of incorporation. Enstar’s articles of incorporation permit shareholders to act by a written consent if signed by persons who would be entitled to vote at a meeting whose shares having voting power to cause not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.

•   The Companies Act and New   Enstar’s amended and restated bye-laws provide that shareholders may take action by written consent only by unanimous written consent of the shareholders entitled to vote on the action.

	Enstar	New Enstar
	(Georgia)	(Bermuda)
Advance Notice Provisions for Shareholder Proposals at Annual or Special Meetings	• Enstar’s bylaws provide that shareholders must be given not less than 10 and not more than 60 days’ notice before annual meetings and special meetings.
•   The Companies Act provides that shareholders may, as set forth below, at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a request is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the request relates or not less than 100   shareholders.

• There are no advance notice requirements to submit a shareholder proposal.
•   New Enstar’s amended and restated bye-laws provide that at least 10   days’ notice to shareholders is required for an annual general meeting and a special general meeting. If a general meeting is called on shorter notice, it will be deemed to have been properly called if it is so agreed by (i) all the shareholders entitled to attend and vote thereat in the case of an annual general meeting and (ii)   by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting. The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of

	Enstar	New Enstar
	(Georgia)	(Bermuda)
a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.
Nomination of Directors
•   The board of directors shall nominate candidates to serve as members of the board of directors. Any shareholder entitled to vote for the election of directors may submit to the board of directors nominations for the election of directors only by giving written notice (such notice to include a statement of the qualifications of the nominee) to the Secretary of Enstar at least 60   days but not more than 90   days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the board of directors.

•   New Enstar’s amended and restated bye-laws provide that the board of directors may propose any person for election as a director and may from time to time establish procedures to receive nominations from a shareholder of persons for election as directors. Only persons who are proposed or nominated in accordance with this bye- law are eligible for election as directors.

Number of Directors
•   Enstar’s bylaws provide that the board of directors shall consist of not less than 3 and not more than 15   directors. The number of the board of directors shall be increased or decreased only by a majority vote of the directors.

•   Presently, Enstar’s board of directors consists of 7 members.

•   New Enstar’s amended and restated bye-laws provide that the board of directors shall consist of not less than 5   directors and not more than 15   directors, as the board of directors may from time to time determine. A majority of the board of directors must consist of directors who are not residents of the United Kingdom or Switzerland.

•   Presently, New Enstar’s board of directors consists of 8 members.

Classified Board of Directors
•   The GBCC provides that a company’s board of directors may be divided into various classes with staggered terms of office. Enstar’s board of directors is divided into three classes, as nearly equal in size as possible, with one class being elected annually. Enstar’s
• New Enstar’s amended and restated bye-laws provide that the board of directors is divided into three classes, as nearly equal in size as possible, with one class being elected annually. After the initial terms (Class I directors have an initial term of one year, Class II directors have

	Enstar	New Enstar
	(Georgia)	(Bermuda)
	directors are elected to a term of three years. Classification of directors makes it more difficult for shareholders to change the composition of the board of directors.	an initial term of two years, and Class III directors have an initial term of three years), all directors are elected to a term of three years. Classification of directors makes it more difficult for shareholders to change the composition of the board of directors.

Election of Directors
•   Enstar’s bylaws provide that the directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at an annual meeting of the shareholders at which a quorum is present.

•   Because Enstar has a classified board of directors, at least two annual meetings of shareholders will generally be required to change a majority of the board of directors. If Enstar were confronted by a holder attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, the extended time period required to replace a majority of the board of directors is designed to allow the board sufficient time to review the proposal, provide the board with an opportunity to review available alternatives to the proposal and act in what it believes to be in the best interests of shareholders. These factors may have the effect of deterring such proposals or making them less likely to succeed. Under the GBCC, shareholders do not have cumulative voting rights for the election of directors unless the articles of incorporation so provide. Enstar’s articles of incorporation do not provide for cumulative voting rights.

•   New Enstar’s amended and restated bye-laws provide that the directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a general meeting of the shareholders at which a quorum is present.

•   Because New Enstar has a classified board of directors, at least two annual general meetings of shareholders will generally be required to change a majority of the board of directors. If New Enstar were confronted by a holder attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, the extended time period required to replace a majority of the board of directors is designed to allow the board sufficient time to review the proposal, provide the board with an opportunity to review available alternatives to the proposal and act in what it believes to be in the best interests of shareholders. These factors may have the effect of deterring such proposals or making them less likely to succeed. Under the Companies Act shareholders do not have cumulative voting rights for the election of directors unless the memorandum of association or amended and restated bye- laws so provide. Neither New Enstar’s memorandum of

	Enstar	New Enstar
	(Georgia)	(Bermuda)
association nor its amended and restated bye-laws provide for cumulative voting rights.

Removal of Directors
•   The GBCC provides that classified directors of a company may be removed only for cause by a majority of the votes entitled to be cast on their election, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise. However, if a director is elected by a particular voting group of directors, that director may only be removed by the requisite vote of that voting group. Enstar’s bylaws provide that the shareholders may remove a director only with cause.

•   Under New Enstar’s amended and restated bye-laws, directors can be removed from office at any general meeting properly convened and held, only with cause, by the affirmative vote of shareholders holding at least a majority of the total combined voting power of all of the issued ordinary shares (after giving effect to any reduction in voting power for certain holders of more than 9.5% of the ordinary shares outstanding).

•   Notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention to do so and be served on such director not less than 14   days before such meeting. The director shall be entitled to be heard on the motion for such director’s removal at such meeting.

Board of Director Vacancies
•   The GBCC provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the articles of incorporation or a bylaw approved by the shareholders provides otherwise. Enstar’s bylaws provide that a vacancy may be filled by the vote of the majority of the remaining directors. Any director so elected shall hold office until the next annual meeting of the shareholders.
• New Enstar’s amended and restated bye-laws provide that a vacancy shall be filled by the shareholders, or in their absence, by the board of directors.

Indemnification	• Enstar shall indemnify current and former directors and officers from and against any and all loss, cost, liability, and expense	• Under the Companies Act, no indemnification may be provided if the individual is fraudulent or dishonest in the

Enstar	New Enstar
(Georgia)	(Bermuda)

(including attorneys’ fees) that may be imposed upon or incurred in connection with or resulting from any threatened, pending, or completed claim, action, suit, or proceeding (other than an action by or in the right of Enstar) whether, civil, criminal, administrative, or investigative, whether formal or informal, in which such person may become involved by reason of being a director or officer, provided that he acted in good faith, and, while acting in an official capacity, acted in a manner he reasonably believed to be in the best interests of Enstar, and, in all other cases, acted in a manner such person reasonably believed was not opposed to the best interests of Enstar. With respect to criminal action, such person will be indemnified if he had no reasonable cause to believe his conduct was unlawful.

•   If a claim is settled (whether by agreement, plea of nolo contendere, entry of judgment or consent, or otherwise) the determination in good faith by the board of directors that such person acted in a manner that met the standards set forth in the bylaws shall be necessary and sufficient to justify indemnification.

•   Enstar shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of Enstar to procure a judgment in its favor by reason of the fact he is or was a director or officer of Enstar or is or was serving at the request of Enstar as a director, officer or performance of his or her duties to New Enstar (unless a court determines otherwise).

•   New Enstar’s amended and restated bye-laws provide that New Enstar shall indemnify the directors, secretary and other officers (including any person appointed to any committee by the board of directors) while acting in relation to any of the affairs of New Enstar (or any subsidiary thereof) from and against all actions, costs, charges, losses, damages and expenses that they or any of them, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in.

•   This indemnity shall not extend to any matter in which any of such persons is found, in a final judgment or decree not subject to appeal, to have committed fraud or dishonesty.

• Each shareholder waives any claim, whether individually or on behalf of New Enstar, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his duties with or for New Enstar or any subsidiary thereof, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.

	Enstar	New Enstar
	(Georgia)	(Bermuda)
agent of another enterprise, against expenses (including attorneys’ fees and disbursements), judgments and any other amounts permitted by applicable law actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit;

• No indemnification for derivative actions shall be made to any person adjudged to be liable to Enstar unless the director or officer has not been adjudged liable or subject to injunctive relief in favor of Enstar (i) for any appropriation, in violation of his duties, of any business opportunity of Enstar; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for the types of liability set forth in Code Section 14-2-832 of the GBCC; or (iv) for any transaction from which he received an improper benefit and in the event the foregoing conditions are not met, then only to the extent that the court in which such action or suit was brought or another court of competent jurisdiction shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

Limitations on Liability of Directors	• Enstar’s articles of incorporation eliminate a director’s personal liability for monetary damages to Enstar or any of its shareholders, for any action taken as a director, except that	• See discussion above in “— Indemnification.”

	Enstar	New Enstar
	(Georgia)	(Bermuda)
such liability is not eliminated for:
   •   any appropriation, in violation of such director’s duties, of any business opportunity of Enstar;

   •   acts or omissions which involve intentional misconduct or a knowing violation of law;

   •   unlawful distributions; or

   •   any transaction from which the director received an improper personal benefit.

• Enstar’s bylaws provide that if at any time Georgia law is amended to further eliminate or limit the liability of a director, then the liability of each director of Enstar shall be limited to the fullest extent permitted thereby.

Business Combination Restrictions
•   Under its bylaws, Enstar affirmatively elects that the provisions of Sections 14-2-1131 through 14-2-1133 of the GBCC specifically shall apply to the company.

 •   The GBCC authorizes Georgia companies to adopt a provision that prohibits business combinations with interested shareholders occurring within five years of the date a person first becomes an interested shareholder. For purposes of this statute, ‘‘business combinations” are defined to include mergers, sales of 10% or more of the company’s net assets, and certain issuances of securities, all involving the company and any interested shareholder.

•   With limited exceptions, the Georgia business combination statute requires approval of a
• New Enstar’s amended and restated bye-laws do not prohibit business combinations with interested shareholders.

Enstar	New Enstar
(Georgia)	(Bermuda)
subject transaction in one of three ways:

    •   prior to such person becoming an interested shareholder, the company’s board of directors must have approved the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

   •   the interested shareholder must acquire at least 90% of the outstanding voting stock of the company (other than shares owned by officers, directors of Enstar and its affiliates and associates) in the same transaction in which such person becomes an interested shareholder; or

   •   subsequent to becoming an interested shareholder, such person acquires additional shares resulting in ownership of at least 90% of the voting stock, other than shares owned by officers, directors of Enstar and its affiliates and associates, and obtains the approval of the business combination by the holders of a majority of the shares entitled to vote thereon, exclusive of the shares held beneficially by the interested shareholder and its affiliates and shares owned by officers, directors and their affiliates and associates.

•   An ‘‘interested shareholder” is defined as a person or entity that is the beneficial owner of 10% or more of the voting power of the company’s voting stock, or a person or entity that is an affiliate of the company and, at any time within the 2-year

	Enstar	New Enstar
	(Georgia)	(Bermuda)
period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the company’s voting stock.

Vote on Extraordinary Corporate Transactions
•   Under the GBCC, a sale or other disposition of all or substantially all of the company’s assets, a merger of the company with and into another company, a share exchange involving one or more classes or series of the company’s shares or a dissolution of the company must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

•   The Companies Act permits an amalgamation between two or more Bermuda companies, or between one or more Bermuda ‘‘exempted companies” and one or more foreign companies. Under Bermuda law, New Enstar is an ‘‘exempted company.”

Par Value, Dividends and Repurchases of Shares
•   Under the GBCC, a company may make distributions to its shareholders subject to any restrictions imposed in the company’s articles of incorporation, except that no distribution may be made if as a result the company would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution or shareholders whose preferential rights are superior to those receiving the distribution. Under the GBCC, a company may acquire its own shares of capital stock and shares so acquired will constitute authorized but unissued shares, unless the
• Bermuda law does not permit payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of the company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on the issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up unissued shares that may be distributed to shareholders in proportion to their holdings, but

	Enstar	New Enstar
	(Georgia)	(Bermuda)
articles of incorporation provide that such shares become treasury shares or prohibit the reissuance of reacquired shares. If such reissuance is prohibited, the number of authorized shares will be reduced by the number of shares reacquired.

• Enstar’s articles provide that all shares of the company that have been issued and are reacquired by Enstar are treasury shares.	is otherwise subject to limitation. In addition, New Enstar’s ability to pay dividends is subject to Bermuda insurance laws and regulatory constraints. See ‘‘Description of New Enstar’s Share Capital — Bermuda Law — Dividends.”

•   Any issued shares may be purchased by New Enstar, to the extent not prohibited by applicable law, by action of the board of directors provided that, at the time of the purchase, there are no reasonable grounds for believing that New Enstar will or, after the purchase, will be unable to pay its liabilities as they become due.

Dissenters’ or Appraisal Rights
•   The GBCC provides that shareholders who comply with certain procedural requirements of the GBCC are entitled to dissent from and obtain payment of the fair value of their shares in the event of mergers, share exchanges, sales or exchanges of all or substantially all of the company’s assets, certain amendments to the articles of incorporation and certain other actions taken pursuant to a shareholder vote to the extent provided for under the GBCC, the articles of incorporation, bylaws or a resolution of the board of directors. However, unless the company’s articles of incorporation provide otherwise, appraisal rights are not available:

   •   to holders of shares of any class of shares not entitled to vote on the merger and share exchange;

•   Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may apply to a Bermuda court within one month of notice of the shareholders meeting to appraise the fair value of those shares. The amalgamation of a Bermuda company with another company (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by a meeting of its shareholders. Such shareholder approval, unless the amended and restated bye-laws otherwise provide, requires 75% of the shareholders voting at such meeting in respect of which the quorum shall be two persons holding or representing at least one-third of the issued shares of the

• in a sale of all or substantially

Enstar	New Enstar
(Georgia)	(Bermuda)
all of the property of the company pursuant to court order;

   •   in a sale of all or substantially all of the company’s assets for cash, where all or substantially all of the net proceeds of such sale will be distributed to the shareholders within one year; or

company. New Enstar’s amended and restated bye-laws do not provide otherwise, and, therefore, 75% shareholder approval is required.

   •   to holders of shares which at the record date were either listed on a national securities exchange or held of record by more than 2,000   shareholders, unless: (1) in the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving company or a publicly held company which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000   shareholders, except for scrip or cash payments in lieu of fractional shares; or (2) the articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

•   Under the GBCC the board of directors may voluntarily extend appraisal rights to shareholders. In addition, the GBCC provides that, if a shareholder is entitled to exercise appraisal rights, those rights constitute the shareholder’s exclusive remedy in the absence of fraud or failure

	Enstar	New Enstar
	(Georgia)	(Bermuda)
to comply with certain procedural requirements.

Amendments to Charter
•   The GBCC provides that certain relatively technical amendments to a company’s articles of incorporation may be adopted by the directors without shareholder action. Generally, the GBCC requires a majority vote of the outstanding shares of each voting group entitled to vote to amend the articles of incorporation, unless the GBCC, the articles of incorporation or a bylaw adopted by the shareholders requires a greater number of affirmative votes.

•   Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters the company’s business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

•   Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment to the memorandum of association resolved by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment to the memorandum of association must be made within 21   days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders

	Enstar	New Enstar
	(Georgia)	(Bermuda)
voting in favor of the amendment.

Amendments to Bylaws
•   Under the GBCC, shareholder action is generally not necessary to amend the bylaws, unless the articles of incorporation provide otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders do, however, have the right to amend, repeal or adopt bylaws, except for bylaws that restrict the power of the board to manage the business.

•   Under Enstar’s bylaws, the board of directors has the power to alter, amend or repeal the bylaws of Enstar at any annual meeting, or at a special meeting called for that purpose by the affirmative vote of a majority of all of the directors then in office, or by action of the board of directors taken by unanimous written consent in lieu of a meeting.
• New Enstar’s amended and restated bye-laws provide that both a resolution of the board of directors and a resolution of the shareholders are required to amend the amended and restated bye-laws.

DESCRIPTION OF NEW ENSTAR’S SHARE CAPITAL

Overview

As of the effective time and prior to the issuance of the merger consideration and after the recapitalization, the authorized share capital of New Enstar will consist of 100,000,000 ordinary shares, par value $1.00 per share, of which 6,139,425 shares will be issued and outstanding, 6,000,000 non-voting convertible ordinary shares, par value $1.00 per share, of which 2,972,892 will be issued and outstanding, and 50,000,000 preference shares, par value $1.00 per share, none of which will be issued. All issued and outstanding shares are fully paid and nonassessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of New Enstar’s board of directors without the approval of its shareholders, with such rights, preferences and limitations as the board may determine.

The following description of New Enstar’s share capital and the provisions of its memorandum of association and second amended and restated bye-laws, which will become effective before the effective time of the merger and are referred to in this proxy statement/prospectus, are only summaries of their material terms and the provisions relating to the share capital of New Enstar and are qualified by reference to the complete text of the memorandum of association and bye-laws, copies of which have been filed with the Commission as exhibits to New Enstar’s registration statement of which this proxy statement/prospectus is a part. For information on how to obtain copies of the memorandum of association, bye-laws or other exhibits, see “Where You Can Find More Information” on page 226.

Ordinary Shares

Holders of ordinary shares have no preemptive, redemption, conversion or sinking fund rights. Subject to the limitation on voting rights described below, holders of ordinary shares are entitled to one vote per share on all matters submitted to a vote of shareholders. Most matters to be approved by shareholders require approval by a simple majority vote. Under the Companies Act, the holders of at least 75% of the ordinary shares voting in person or by proxy at a meeting generally must approve an amalgamation with another company. In addition, the Companies Act provides that a resolution to remove New Enstar’s auditor before the expiration of its term of office must be approved by at least two-thirds of the votes cast at a meeting of New Enstar’s shareholders. The quorum for any meeting of shareholders is two or more persons present in person throughout the meeting and representing in person or by proxy in excess of 50% of the total issued voting shares.

New Enstar’s board of directors has the power to approve its discontinuation from Bermuda to another jurisdiction. In accordance with the Companies Act, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not New Enstar is being wound-up, be varied with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class.

In the event of New Enstar’s liquidation, dissolution or winding-up, the holders of ordinary shares are entitled to share equally and ratably on a pari passu basis with the non-voting convertible ordinary shares in the surplus of its assets, if any, remaining after the payment of all its debts and liabilities and the liquidation preference of any outstanding preference shares. Holders of ordinary shares are entitled to such dividends as New Enstar’s board of directors may from time to time declare on a pari passu basis with the non-voting convertible ordinary shares.

Non-Voting Convertible Ordinary Shares

Holders of non-voting convertible ordinary shares have no pre-emptive, redemption or sinking fund rights and are generally entitled to enjoy all of the rights attaching to ordinary shares, but are not entitled to vote (see “— Ordinary Shares” above). Each non-voting convertible ordinary share shall be automatically converted into one ordinary share, subject to any necessary adjustments for any share splits, dividends, recapitalizations, consolidations or similar transactions occurring in respect of the ordinary shares or the non-voting convertible ordinary shares after the date of the adoption of New Enstar’s bye-laws, immediately prior to any transfer by the registered holder of such non-voting convertible ordinary share, whether or not for value, except for transfers to a nominee or an affiliate of such holder in a transfer that will not result in a change of beneficial ownership (as determined under Rule 13d-3 under the Exchange Act) or to a person or entity that already holds non-voting convertible ordinary shares.

Preference Shares

Pursuant to New Enstar’s bye-laws and Bermuda law, the board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, relative voting rights, dividend rates, redemption or repurchase rights, conversion rights, liquidation and other rights, preferences, powers, and limitations as may be fixed by the board of directors without any further shareholder approval, which if any such preference shares are issued, will include restrictions on voting and transfer intended to avoid having New Enstar constitute a “controlled foreign corporation” for United States federal income tax purposes. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of New Enstar. The issuance of preference shares could also adversely affect the voting power of the holders of ordinary shares, deny shareholders the receipt of a premium on their ordinary shares or non-voting convertible ordinary shares at the end of a tender or other offer for such shares and have a depressive effect on the market price of such shares. New Enstar has no present plan to issue any preference shares.

Change of Control and Related Provisions of New Enstar’s Memorandum of Association and Bye-Laws

A number of provisions in New Enstar’s memorandum of association and bye-laws and under Bermuda law may make it more difficult to acquire control of New Enstar. These provisions may have the effect of delaying, deferring, discouraging, preventing or rendering more difficult a future takeover attempt which is not approved by New Enstar’s board of directors but which individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of the ordinary shares and the non-voting convertible ordinary shares. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of New Enstar’s board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of New Enstar;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that New Enstar’s board of directors will have sufficient time to act in what the board believes to be in the best interests of New Enstar and its shareholders; and

•	encourage persons seeking to acquire control of New Enstar to consult first with New Enstar’s board to negotiate the terms of any proposed business combination or offer.

Limitation on Voting Power of Shares

Holders of non-voting convertible ordinary shares are not entitled to vote. Except as provided below, each ordinary share has one vote in connection with matters presented to the shareholders. However, pursuant to a mechanism specified in New Enstar’s bye-laws, the voting rights exercisable by a shareholder may be limited. In any situation in which the “controlled shares” (as defined below) of a U.S. Person or the ordinary shares held by a Direct Foreign Shareholder Group (as defined below) would constitute 9.5% or more of the votes conferred by the issued ordinary shares, the voting rights exercisable by a shareholder with respect to such shares shall be limited so that no U.S. Person or Direct Foreign Shareholder Group is deemed to hold 9.5% or more of the voting power conferred by New Enstar’s ordinary shares. The votes that could be cast by a shareholder but for these restrictions will be effectively allocated to the other shareholders pro rata based on the voting power held by such shareholders, provided that no allocation of any such voting rights may cause a U.S. Person or Direct Foreign Shareholder Group to exceed the 9.5% limitation as a result of such allocation. In addition, New Enstar’s board of directors may limit a shareholder’s voting rights where it deems it necessary to do so to avoid non-de minimis adverse tax, legal or regulatory consequences. “Controlled shares” includes, among other things, all ordinary shares that a U.S. Person owns directly, indirectly or constructively (within the meaning of Section 958 of the Code). A “Direct Foreign Shareholder Group” includes a shareholder or group of commonly controlled shareholders that are not U.S. Persons.

New Enstar also has the authority under its bye-laws to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated pursuant to the bye-laws. If a shareholder fails to respond to New Enstar’s request for information or submits incomplete or inaccurate information in response to a request by New Enstar, it may, in its sole discretion, eliminate the shareholder’s voting rights.

Under these provisions, certain shareholders may have the right to exercise their voting rights limited to less than one vote per share, while other shareholders may have the right to exercise their voting rights effectively increased to more than one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.

The limitation on voting rights will, at the closing of the merger, apply to Mr. Flowers.

Restrictions on Transfer

New Enstar’s board of directors may decline to register a transfer of any ordinary shares under certain circumstances, including if it has reason to believe that any non-de minimis adverse tax, regulatory or legal consequences to New Enstar, any of its subsidiaries or any of its shareholders may occur as a result of such transfer. Further, New Enstar’s bye-laws provide it with the option to repurchase, or to assign to a third party the right to purchase, the minimum number of ordinary shares necessary to eliminate any such non-de minimis adverse tax, regulatory or legal consequence. In addition, New Enstar’s directors may decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States, or any other applicable jurisdiction required to be obtained prior to such transfer shall have been obtained.

Conyers Dill & Pearman, New Enstar’s Bermuda counsel, has advised it that while the precise form of the restrictions on transfer contained in its bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. The proposed transferor of those ordinary shares will be deemed to own those ordinary shares for dividend, voting and reporting purposes until a transfer of such ordinary shares has been registered on New Enstar’s shareholders register.

The restrictions on transfer and voting restrictions described above may have the effect of delaying, deferring, or preventing a change in control of New Enstar.

Unissued Shares

Ordinary Shares and Non-Voting Convertible Ordinary Shares.

After the merger, New Enstar will have issued approximately 11.8 million ordinary shares and 3.0 million non-voting convertible ordinary shares. The remaining authorized and unissued ordinary shares and non-voting convertible ordinary shares will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances New Enstar could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with New Enstar’s board of directors in opposing a hostile takeover bid.

Preference Shares.

New Enstar’s memorandum of association and bye-laws will grant its board of directors the authority, without any further vote or action by New Enstar’s shareholders, to issue preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of the shares constituting any series. The existence of authorized but unissued preference shares could reduce New Enstar’s attractiveness as a target for an unsolicited takeover bid since New Enstar could, for example, issue preference shares to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, may discourage bids for the ordinary shares at a premium over the market price of the ordinary shares, and may adversely affect the market price of, and the voting and other rights of the holders of, ordinary shares.

Classified Board of Directors, Vacancies and Removal of Directors

The bye-laws will provide that New Enstar’s board of directors will be divided into three classes of even number or nearly even number, with each class elected for staggered three-year terms expiring in successive years. Any effort to obtain control of New Enstar’s board of directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure. Shareholders may remove directors only for cause and the notice of a meeting of the shareholders convened for the purpose of removing a director are required to contain a statement of the intention to do so and be served on such director not less than fourteen days before the meeting and at such meeting the director is entitled to be heard on the motion for such director’s removal. Vacancies (including a vacancy created by increasing the size of the board) in New Enstar’s board of directors may be filled by the shareholders at the meeting at which a director is removed or, in the absence of such election or appointment, by a majority of New Enstar’s directors. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred (including a vacancy created by increasing the size of the board) and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. New Enstar’s bye-laws will provide that the number of directors will be fixed and increased or decreased from time to time by resolution of the board of directors, but the board of directors will at no time consist of fewer than five directors and not more than such maximum number of directors, not exceeding fifteen directors, as the board may from time to time determine. A majority of the board is required to consist of directors who are not residents of the United Kingdom or Switzerland. These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of New Enstar’s board of directors that would effect a change of control.

Limitation of Liability of Directors

The bye-laws will provide that all directors and officers of New Enstar will be indemnified and held harmless out of the assets of New Enstar from and against all losses incurred by such persons in connection with the execution of their duties as directors and officers, except that such indemnity will not extend to any matter in which such person is found, in a final judgment or decree not subject to appeal, to have committed fraud or dishonesty.

The principal effect of this limitation on liability provision is that a shareholder will be unable to recover monetary damages against a director or officer for breach of his duties as a director or officer unless the shareholder can demonstrate that such director or officer committed fraud or dishonesty. New Enstar’s bye-laws will not eliminate its directors’ fiduciary duties. The inclusion of this provision in the memorandum of association may, however, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited New Enstar and its shareholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of his or her fiduciary duties.

New Enstar also has agreed that it will include and cause to be maintained in effect in its memorandum of association and bye-laws, to the extent permitted by law, for a period of six years after the effective time of the merger, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the articles of incorporation and bye-laws of Enstar. See “Interests of Certain Persons in the Merger — Indemnification of Directors and Officers; Directors Indemnity Agreements” beginning on page 59.

Other Bye-Law Provisions

The following provisions are a summary of some of the other important provisions of New Enstar’s bye-laws.

New Enstar’s bye-laws provide for its corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares that are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and its winding-up.

Following the recapitalization, New Enstar’s board of directors will consist of 3 Class I directors having a one year initial term, 3 Class II directors having a two year initial term, and 4 Class III directors having a three year term. After the initial respective terms of these directors, the term of each class of directors shall be three years.

The bye-laws may only be amended by both a resolution of the board of directors and a resolution of the shareholders.

The bye-laws also provide that if the board of directors in its absolute discretion determines that share ownership by any shareholder may result in a non-de minimis adverse tax, regulatory or legal consequences to New Enstar, any of its subsidiaries or any other shareholder, then New Enstar will have the option, but not the obligation, to repurchase, or to assign to a third party the right to purchase, all or part of the shares held by such shareholder to the extent the board of directors determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares.

The bye-laws provide that if any matters regarding the appointment, removal or remuneration of directors of its subsidiaries are required to be submitted to a vote of such subsidiaries’ shareholders, those matters to be voted upon are required also to be submitted to New Enstar’s shareholders, and the shareholders of such subsidiaries are required to vote the subsidiaries’ shares in accordance with and in proportion to the vote of New Enstar’s shareholders.

Differences in Corporate Law

The Companies Act differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to New Enstar’s bye-laws) applicable to New Enstar, which differ in certain respects from provisions of Georgia corporate law, the law that governs Enstar. The following statements are summaries and do not purport to deal with all aspects of Bermuda law that may be relevant to New Enstar and its shareholders.

Duties of Directors

Under Bermuda law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers. New Enstar’s bye-laws, however, provide that shareholders waive all claims or rights of action that they might have, individually or in the right of New Enstar, against any director or officer of New Enstar for any act or failure to act in the performance of such director’s or officer’s duties, except that this waiver does not extend to any claims or rights of action that arise out of fraud or dishonesty on the part of such director or officer.

Under Georgia law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the shareholders.

A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Directors

Bermuda law provides that if a director has a personal interest in a transaction to which the company is also a party and if the director discloses the nature of this personal interest at the first opportunity, either at a meeting of directors or in writing to the directors, then the company will not be able to declare the transaction void solely due to the existence of that personal interest, and the director will not be liable to the company for any profit realized from the transaction. In addition, Bermuda law and New Enstar’s bye-laws provide that, after a director has made the declaration of interest referred to above, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting.

Under Georgia law such transaction would not be voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed to or are known by the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed to or are known by the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved, or ratified. Under Georgia law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Shareholder Proposals

Under Bermuda law, the Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a request is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the request relates or not less than 100 shareholders. Georgia law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders Meetings

Under Bermuda law, a special general meeting may be called by the chairman of the board, the board of directors or by the shareholders when requested by the holders of at least 10% of the paid-up voting share capital of the company as provided by the Companies Act. Georgia law permits the board of directors, or any person who is authorized under a corporation’s certificate of incorporation or bylaws, or the holders of 25% of the company’s capital stock to call a special meeting of shareholders.

Dividends

Bermuda law does not permit payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of the company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, New Enstar’s ability to pay dividends is subject to certain Bermuda insurance laws and regulatory constraints.

Under Georgia law, a company may make distributions to its shareholders subject to any restrictions imposed in the company’s articles of incorporation, except that no distribution may be made if as a result the company would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution or shareholders whose preferential rights are superior to those receiving the distribution. Under Georgia law, a company may acquire its own shares of capital stock and shares so acquired will constitute authorized but unissued shares, unless the articles of incorporation provide that such shares become treasury shares or prohibit the reissuance of re-acquired shares. If such reissuance is prohibited, the number of authorized shares will be reduced by the number of shares reacquired.

Mergers and Similar Arrangements

The amalgamation of a Bermuda company with another company (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. New Enstar may, with the approval of at least 75% of the votes cast at a general meeting of its shareholders at which a quorum is present, amalgamate with another Bermuda company or with a company incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder’s shares if such shareholder is not satisfied that fair value has been paid for such shares.

Under Georgia law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and the holders of a majority of the outstanding shares entitled to vote thereon. Under Georgia law shareholders who comply with certain procedural requirements of Georgia law are entitled to dissent from and obtain payment of the fair value of their shares in the event of mergers, share exchanges, sales or exchanges of all or substantially all of the company’s assets, certain amendments to the articles of incorporation and certain other actions taken pursuant to a shareholder vote to the extent provided for under Georgia law, the articles of incorporation, bylaws or a resolution of the board of directors. However, unless the company’s articles of incorporation provide otherwise, appraisal rights are not available:

•	to holders of shares of any class of shares not entitled to vote on the merger and share exchange;

•	in a sale of all or substantially all of the property of the company pursuant to court order;

•	in a sale of all or substantially all of the company’s assets for cash, where all or substantially all of the net proceeds of such sale will be distributed to the shareholders within one year; or

•	to holders of shares which at the record date were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless: (1) in the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving company or a publicly held company which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or (2) the articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

Under Georgia law, the board of directors may voluntarily extend appraisal rights to shareholders. In addition, Georgia law provides that, if a shareholder is entitled to exercise appraisal rights, those rights constitute the shareholder’s exclusive remedy in the absence of fraud or failure to comply with certain procedural requirements.

Takeovers

Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares that are the subject of the offer (other than shares held by or for the offeror or its subsidiaries) accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Georgia law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock that is entitled to vote on the transaction. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Shareholder’s Suit

The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in New Enstar’s name to remedy a wrong done to New Enstar where the act complained of is alleged to be beyond New Enstar’s corporate power or is illegal or would result in the violation of New Enstar’s memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. New Enstar’s bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of New Enstar, against any of its directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer.

Class actions and derivative actions generally are available to shareholders under Georgia law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors

New Enstar’s bye-laws indemnify its directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to New Enstar other than in respect of his own fraud or dishonesty, which is the maximum extent of indemnification permitted under the Companies Act. Under New Enstar’s bye-laws, each of its shareholders agrees to waive any claim or right of action, other than those involving fraud or dishonesty, against New Enstar or any of its officers or directors.

Under Georgia law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.

Inspection of Corporate Records

Members of the general public have the right to inspect New Enstar’s public documents available at the office of the Registrar of Companies in Bermuda, which will include its memorandum of association (including its objects and powers) and alterations to its memorandum of association, including any increase or reduction of its authorized capital. New Enstar’s shareholders have the additional right to inspect its bye-laws, minutes of general meetings and audited financial statements, which must be presented at the annual general meeting of shareholders. New Enstar’s register of shareholders is also open to inspection by shareholders without charge and to members of the public for a fee. New Enstar is required to maintain a share register in Bermuda but may establish a branch register outside Bermuda. New Enstar is required to keep at its registered office a register of its directors and officers, which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Georgia law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder. A corporation’s articles of incorporation or bylaws may limit this right to shareholders holding over 2% of the company’s capital stock.

Enforcement of Judgments and Other Matters

New Enstar has been advised by Conyers Dill & Pearman, its Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts obtained in actions against it or its directors and officers, as well as the experts named in this proxy statement/prospectus, predicated upon the civil liability provisions of the U.S. federal securities laws; and (2) original actions brought in Bermuda against New Enstar or its directors and officers, as well as the experts named in this proxy statement/prospectus predicated solely upon U.S. federal securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies available under the U.S. federal securities laws, would not be allowed in Bermuda courts as contrary to Bermuda’s public policy.

Registration Rights Agreement

Immediately before the consummation of the merger, New Enstar, Trident and Messrs. Flowers and Silvester and certain other shareholders of New Enstar, will enter into a registration rights agreement in connection with the transactions contemplated by the merger agreement and the recapitalization agreement. The registration rights agreement will become effective immediately upon the consummation of the merger. See “Material Terms of Related Agreements — Registration Rights Agreement” beginning on page 75.

Listing

Castlewood has applied for the listing of New Enstar’s ordinary shares on the Nasdaq, under the ticker symbol “ESGR,” subject to official notice of insurance.

Exchange Agent and Registrar

The exchange agent and registrar for New Enstar’s ordinary shares will be American Stock Transfer & Trust Company.

MATERIAL TAX CONSIDERATIONS OF HOLDING AND
DISPOSING OF NEW ENSTAR ORDINARY SHARES

The following discussion is a summary of the material aspects of the tax treatment of New Enstar and its shareholders following the merger. This discussion does not purport to cover all the tax considerations that may be relevant to a decision to vote to approve the merger or to acquire shares of New Enstar. The discussion is based solely upon current law. That law is subject to change through legislation, court decisions or administrative regulations or rulings. Any such changes may be retroactive and could affect the tax treatment of New Enstar and its shareholders.

The following legal discussion of tax considerations under (1) “Taxation of New Enstar and Subsidiaries — Bermuda” and “Taxation of Shareholders — Bermuda Taxation” represents the opinion of Conyers Dill & Pearman, special Bermuda legal counsel, and (2) “Taxation of New Enstar and Subsidiaries — United States” and “Taxation of Shareholders — United States Taxation” represents the opinion of Drinker Biddle & Reath LLP, special United States legal counsel. Each of these firms has reviewed the relevant portion of this discussion (as set forth in the preceding sentence) and believes that such portion of the discussion constitutes, in all material respects, a fair and accurate summary of the material tax considerations, under the tax law as to which such firm is advising, relating to New Enstar and its subsidiaries and the ownership of New Enstar ordinary shares by investors that are U.S. Persons (as defined below) who acquire such shares in the merger. The advice of these firms does not include any factual or accounting matters, determinations or conclusions such as insurance accounting determinations, computations of RPII amounts or facts relating to the business, income, reserves or activities of New Enstar and its subsidiaries. The advice of these firms relies upon and is premised on the accuracy of factual statements and representations made by New Enstar concerning the business and properties, ownership, organization, source of income and manner of operation of New Enstar and its subsidiaries. The tax treatment of an owner of ordinary shares, or of a person treated as an owner of ordinary shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the shareholder’s particular tax situation. Statements contained in this section as to the beliefs, expectations and conditions of New Enstar and its subsidiaries, and any other facts relevant to the application of the tax laws, represent the view of management as to the relevant facts, and the application of such laws to such facts, and do not represent the opinions of counsel. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF ORDINARY SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES. For a discussion of the consequences of the exchange of Enstar common stock for New Enstar ordinary shares pursuant to the merger, see “The Proposed Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 53.

Taxation of New Enstar and Subsidiaries

Bermuda

Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by New Enstar or its Bermuda subsidiaries. New Enstar and its Bermuda subsidiaries have each obtained from the Minister of Finance under the Exempted Undertaking Tax Protection Act 1966 of Bermuda, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to New Enstar or its Bermuda subsidiaries or to any of their respective operations, shares, debentures or other obligations, until March 28, 2016. New Enstar and its Bermuda subsidiaries could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to any property leased to New Enstar or its Bermuda subsidiaries. New Enstar and its Bermuda subsidiaries each pay annual Bermuda government fees, and its Bermuda subsidiaries pay annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

United Kingdom

New Enstar’s UK subsidiaries are companies incorporated and managed in the United Kingdom and are, by virtue of their place of incorporation, resident in the United Kingdom and will be subject to U.K. corporation tax on their worldwide profits (including revenue profits and capital gains).

Harper Insurance Limited is a company incorporated in Switzerland that operates a U.K. branch. The U.K. branch of Harper Insurance Limited is subject to U.K. corporation tax on the profits generated by the U.K. branch only.

It is not expected that, in the context of the group’s profitability as a whole, any such tax charges will be seen to be significant. The maximum rate of United Kingdom corporation tax applicable to taxable profits is currently 30%. Currently, no United Kingdom withholding tax applies to dividends paid by New Enstar’s U.K. subsidiaries.

Except for its U.K. subsidiaries, New Enstar should not be treated as being resident in the United Kingdom unless its central management and control is exercised in the United Kingdom. New Enstar’s managers intend to continue to manage its affairs so that only its U.K. subsidiaries are resident in the United Kingdom for tax purposes.

A company not resident in the United Kingdom for corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade through a permanent establishment in the United Kingdom but the charge to U.K. corporation tax is limited to profits (including revenue profits and chargeable (i.e., capital) gains) connected with such permanent establishment.

New Enstar’s management intends that New Enstar will continue to operate in such a manner so that only its U.K. subsidiaries carry on a trade through a permanent establishment in the United Kingdom. Nevertheless, because neither case law nor U.K. statute definitively defines the activities that constitute trading in the United Kingdom through a permanent establishment, the U.K. Inland Revenue might contend that New Enstar and its other subsidiaries, other than its U.K. subsidiaries, is/are trading in the United Kingdom through a permanent establishment in the United Kingdom.

There are circumstances in which companies that are neither resident in the United Kingdom nor entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on the profits of a trade carried on there even if that trade is not carried on through a branch or agency but New Enstar’s management intends that New Enstar will continue to operate in such a manner that it will not fall within the charge to income tax in the United Kingdom (other than by deduction or withholding) in this respect.

If any of New Enstar or its subsidiaries, other than its U.K. subsidiaries, were treated as being resident in the United Kingdom for U.K. corporation tax purposes, or if any of New Enstar or its subsidiaries, other than its U.K. subsidiaries, were to be treated as carrying on a trade in the United Kingdom through a permanent establishment in the United Kingdom, New Enstar’s results of operations and your investment could be materially adversely affected.

United States

U.S. Subsidiaries.  Our subsidiaries, Castlewood Holdings (US) Inc., Castlewood (US) Inc., Cranmore (US) Inc. and Castlewood Investments Inc. are Delaware corporations and, as such, each will be subject to taxation in the United States at regular federal corporate income tax rates as will Enstar, a Georgia corporation, which will become our U.S. subsidiary pursuant to the merger. State and local taxes may also apply, depending on the location of the offices of these subsidiaries. In addition, a U.S. federal withholding tax will generally apply to any dividends paid by a U.S. subsidiary to its non-U.S. parent.

Taxation of Foreign Corporations.  A foreign corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. tax as described below, unless entitled to the benefits of an applicable tax treaty. We and our non-U.S. subsidiaries intend generally to avoid conducting a U.S. trade or business, but whether such a trade or business is being conducted in the United States is an inherently factual determination. Because the Code, and regulations and court decisions interpreting it, do not definitively identify activities that constitute being engaged in a trade or business in the United States, we cannot be certain that the IRS will not contend (and a court will not hold) that we and/or our non-U.S. subsidiaries are or will be engaged in a trade or business in the United States.

A foreign corporation engaged in a U.S. trade or business will be subject to U.S. federal income tax at regular corporate rates, as well as the branch profits tax, on its income that is “effectively connected” with the conduct of that trade or business unless the corporation is entitled to relief under the “permanent establishment” provision of an applicable tax treaty, as discussed below. These federal taxes, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a foreign corporation may be entitled to deductions and credits only if it timely files a U.S. federal income tax return. The highest marginal federal income tax rates currently are 35% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax.

The Bermuda-U.S. Tax Treaty.  Certain Bermuda insurance companies are entitled to benefits under the income tax treaty between Bermuda and the United States, or the Bermuda Treaty. The Bermuda Treaty limits U.S. federal income tax on such an insurance company’s “effectively connected” income to income that is attributable to a permanent establishment in the United States.

A “permanent establishment” generally consists of an office or other fixed place of business, but no regulations interpreting the Bermuda Treaty have been issued and the treatment of insurance agency relationships and reinsurance arrangements for these purposes may be uncertain. Our Bermuda insurance company subsidiaries currently intend to conduct their activities so that they do not have a permanent establishment in the United States, but we cannot be certain that they will achieve this result.

Moreover, a Bermuda insurance company subsidiary generally is entitled to the benefits of the Bermuda Treaty only if (1) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (2) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. We cannot be certain whether our Bermuda insurance company subsidiaries will be eligible for Bermuda Treaty benefits immediately following the merger, or will be eligible in the future, because of factual and legal uncertainties regarding the residency and citizenship of our shareholders.

Taxation of Insurance Company Investment Income.  A foreign insurance company carrying on an insurance business within the United States is treated as recognizing a certain minimum amount of “effectively connected” net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risks insured or reinsured by the company. If one or more of our Bermuda insurance company subsidiaries are considered to be engaged in the conduct of an insurance business in the United States and are not entitled to the benefits of the Bermuda Treaty, a significant portion of such a subsidiary’s investment income could be subject to U.S. income tax. In addition, although the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income that is earned by an insurance company. If such a Bermuda subsidiary is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of the subsidiary’s investment income could be subject to U.S. income tax.

The U.K.-U.S. Tax Treaty.  Under the income tax treaty between the United Kingdom and the United States, or the U.K. Treaty, our U.K. subsidiaries, if entitled to the benefits of the U.K. Treaty, will not be subject to U.S. federal income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. Each of those subsidiaries will generally be entitled to the benefits of the U.K. Treaty if (1) during at least half of the days of the relevant taxable year, at least 50% of our outstanding shares are beneficially owned, directly or indirectly, by citizens or residents of the United States and the United Kingdom, and less than 50% of each subsidiary’s gross income for the relevant taxable year is paid or accrued, directly or indirectly, to persons who are not U.S. or U.K. residents in the form of payments that are deductible for purposes of U.K. taxation or (2) with respect to specific items of income, profit or gain derived from the United States, if that income, profit or gain is considered to be derived in connection with, or incidental to, the subsidiary’s business conducted in the United Kingdom.

Although we cannot be certain that our U.K. subsidiaries will be eligible for treaty benefits under the U.K. Treaty because of factual and legal uncertainties regarding (1) the residency and citizenship of our shareholders and (2) the interpretation of what constitutes income incidental to or connected with a trade or business in the United Kingdom, those subsidiaries will endeavor to so qualify. Also, our U.K. subsidiaries intend to conduct their activities in a such a manner as to avoid having a permanent establishment in the United States, but we cannot be certain that they will achieve this result.

U.S. Withholding Taxes.  Foreign corporations are also generally subject to U.S. income tax imposed by withholding on the gross amount of certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments). Generally under the U.K. Treaty, the withholding rate on dividends from less than 10% owned corporations is reduced to 15% and on interest is reduced to 0%. The Bermuda Treaty does not reduce the U.S. withholding rate on U.S.-source investment income, or on dividends paid to us by our U.S. subsidiaries.

Excise Tax on Premiums Paid to Foreign Insurers and Reinsurers.  The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax applicable to premiums paid to our non-U.S. insurance company subsidiaries are 4% for casualty insurance premiums and 1% for reinsurance premiums.

Personal Holding Companies.  Our U.S. subsidiaries could be subject to U.S. tax on certain income if any of these companies is considered to be a “personal holding company,” or a PHC, for U.S. federal income tax purposes. A U.S. corporation generally will be classified as a PHC in a given taxable year if (1) at any time during the last half of the year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s gross income in the year consists of “PHC income” (The PHC rules do not apply to foreign corporations). PHC income includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents. Under these constructive ownership rules, among other things, an individual partner in a partnership will be treated as owning a proportionate amount of the stock owned by the partnership and as owning the stock owned by his or her partners. Additionally, certain entities (such as certain tax-exempt organizations and pension funds) will be treated as individuals.

If any of our U.S. subsidiaries were a PHC in a given taxable year, such subsidiary would be subject to a 15% PHC tax on its “undistributed PHC income.” For taxable years beginning after 2010, the PHC tax rate would be the highest marginal rate on ordinary income applicable to individuals.

We believe based upon information available to us regarding our existing shareholder base and the shareholder base of Enstar that none of our subsidiaries should constitute a PHC for U.S. federal income tax purposes immediately following the merger. Additionally, we intend to manage our business to minimize the possibility that any of these companies will meet the 60% income threshold. Accordingly, we anticipate that neither New Enstar nor any of our subsidiaries constitute a PHC.

We cannot be certain, however, that our U.S. subsidiaries will not become PHCs following the merger or in the future because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of our then shareholder base, the gross income of our U.S. subsidiaries and other circumstances that could change the application of the PHC rules to our U.S. subsidiaries. In addition, if our U.S. subsidiaries were to become PHCs, we cannot be certain that the amount of PHC income will be immaterial.

Other Jurisdictions

Certain of our subsidiaries are formed under the laws of, or have operations in, Belgium, Luxembourg and Switzerland, and are therefore subject to the tax laws of those jurisdictions.

Taxation of Shareholders

Bermuda Taxation

Currently, there is no Bermuda stamp, income, capital gains, gift, estate, withholding or other tax payable on any principal or interest payable by us, on dividends paid to the holders of our ordinary shares, on sales, exchanges or other dispositions of our ordinary shares, or on transfers of ordinary shares by gift or upon death.

United States Taxation

The following summary sets forth the material U.S. federal income tax considerations related to the acquisition, ownership and disposition of our ordinary shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Persons (as defined below), who receive our ordinary shares pursuant to the merger and who hold their ordinary shares as capital assets within the meaning of section 1221 of the Code and as beneficial owners. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of the shareholder’s specific circumstances. Therefore, you should consult your own tax advisor regarding your anticipated tax treatment from acquiring, owning and disposing of our shares.

In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities, tax exempt organizations, expatriates, persons who are considered with respect to New Enstar and its subsidiaries as “United States shareholders” for purposes of the “controlled foreign corporation” rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed constructively to own 10% or more of the total combined voting power of all classes of stock of New Enstar or of any of New Enstar’s non-U.S. subsidiaries (i.e., a 10% U.S. Shareholder, as defined below)), or persons who hold the ordinary shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code.

This discussion is based upon the Code, the regulations promulgated under it and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in those tax laws or interpretations of them, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States and does not address any aspect of U.S. federal taxation other than income taxation.

For purposes of this discussion, the term “U.S. Person” means: (1) a citizen or resident of the United States, (2) a partnership or corporation, or entity treated as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of source, (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes and (5) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing. References to a “foreign” person refer to a person that is not a U.S. Person.

Taxation of Dividends.  Subject to the discussions below relating to the potential application of the controlled foreign corporation, or CFC, related person insurance income, or RPII, and passive foreign investment company, or PFIC, rules, cash distributions, if any, made with respect to our ordinary shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as computed using U.S. tax principles). We believe that any dividends we may pay before 2011 will be eligible for the 15% rate applicable to qualifying dividend income when received by a shareholder who is an individual (or an estate or trust) because our ordinary shares will be treated as readily tradable on an established securities market in the United States. However, our dividends will not be eligible for the dividends-received deduction when received by a shareholder that is a corporation. To the extent any such distributions exceed our earnings and profits, they will be treated first as a return of the shareholder’s basis in the ordinary shares to the extent thereof, and then as gain from the sale of a capital asset.

Classification of New Enstar or Its Non-U.S. Subsidiaries as Controlled Foreign Corporations.  Each 10% U.S. Shareholder (as defined below) of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year who owns shares in the CFC, directly or indirectly through foreign entities, on the last day of the CFC’s taxable year, must include in gross income for U.S. federal income tax purposes the shareholder’s pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a foreign insurance corporation typically includes foreign base company sales and services income and foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance income (including underwriting and investment income) attributable to the insurance or reinsurance of risks situated outside the CFC’s country of incorporation. A foreign corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through foreign entities or by attribution under the constructive ownership rules of section 958(b) of the Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation, or more than 50% of the total value of all stock of the corporation. For purposes of taking into account insurance income, these ownership thresholds are reduced to 25%, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through foreign entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation.

We believe that, because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power (these provisions are described in “Description of New Enstar’s Share Capital — Limitation on Voting Power of Shares”) and other factors, no U.S. Person who owns our ordinary shares, directly or indirectly through one or more foreign entities, will be treated as owning (directly, indirectly through foreign entities, or constructively) 10% or more of the total voting power of all classes of shares of our stock or the stock of any of our non-U.S. subsidiaries. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge.

The RPII CFC Provisions.  The following discussion generally is applicable only if the RPII of a non-U.S. insurance company subsidiary, determined on a gross basis, is 20% or more of that company’s gross insurance income for a taxable year and the 20% Ownership Exception (as defined below) is not met. The following discussion generally will not apply for any taxable year in which such a company’s RPII falls below the 20% threshold or the 20% Ownership Exception is met. Although we cannot be certain, we believe that each of our non-U.S. insurance company subsidiaries meets the 20% Ownership Exception and the gross RPII of each of them as a percentage of its gross insurance income was in prior years of operations and will be for the foreseeable future below the 20% threshold for each year.

RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract that would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For purposes of inclusion of the RPII of one of our non-U.S. subsidiaries in the income of RPII shareholders, unless an exception applies, the term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through foreign entities) any of our ordinary shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50%, measured by vote or value, of the stock of the corporation. Each of our non-U.S. insurance company subsidiaries will be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through foreign entities or constructively) 25% or more of our shares by vote or value.

RPII Exceptions.  The special RPII rules will not apply to a non-U.S. insurance company subsidiary of ours if (1) direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of our outstanding shares, or the 20% Ownership Exception, (2) RPII, determined on a gross basis, is less than 20% of gross insurance income of the subsidiary for the taxable year, or the 20% Gross Income Exception, (3) the subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, waives all treaty benefits with respect to RPII and meets certain other requirements or (4) the subsidiary elects to be treated as a U.S. corporation, waives all treaty benefits and meets certain other requirements. Where none of these exceptions applies to one of our non-U.S. insurance company subsidiaries, each U.S. Person owning directly or indirectly through foreign entities, any of our shares on the last day of the subsidiary’s taxable year will be required to include in gross income for U.S. federal income tax purposes that person’s allocable share of the RPII of the subsidiary for the portion of the taxable year during which the subsidiary was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to those U.S. Persons at that date, but limited by each such U.S. Person’s share of that subsidiary’s current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. Our non-U.S. insurance company subsidiaries intend to operate in a manner that is intended to ensure that each qualifies for the 20% Gross Income Exception.

Computation of RPII.  In order to determine how much RPII a company has earned in each taxable year, the company may obtain and rely upon information from its insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through foreign entities) our shares and are U.S. Persons. We may not be able to determine whether any of the underlying direct or indirect insureds to which our non-U.S. subsidiaries provide insurance or reinsurance is a shareholder of ours or a related person to such a shareholder. Consequently, we may not be able to determine accurately the gross amount of RPII earned by each non-U.S. insurance company subsidiary in a given taxable year.

If, as expected, the RPII of each of our non-U.S. insurance company subsidiaries is less than 20% of its gross insurance income, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includible in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

Apportionment of RPII to U.S. Holders.  Every RPII shareholder who owns ordinary shares on the last day of any taxable year of a subsidiary in which the 20% Ownership Exception does not apply and the subsidiary’s gross insurance income constituting RPII for that year equals or exceeds 20% of the subsidiary’s gross insurance income should expect that for such year the RPII shareholder will be required to include in gross income its share of such company’s RPII for the portion of the taxable year during which such company was a CFC under the RPII provisions, whether or not distributed, even though the RPII shareholder may not have owned the shares throughout such period. A RPII shareholder who owns ordinary shares during such a taxable year but not on the last day of the taxable year is not required to include in gross income any part of a subsidiary’s RPII.

For any year in which gross RPII of such a subsidiary is 20% or more of its gross insurance income for the year and the 20% Ownership Exception does not apply, we may also seek information from our shareholders as to whether the beneficial owners of our ordinary shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among those persons. To the extent we are unable to determine whether a beneficial owner of ordinary shares is a U.S. Person, we may assume that such an owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.

Basis Adjustments.  A RPII shareholder’s tax basis in our ordinary shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by us out of previously taxed RPII income. The RPII shareholder’s tax basis in our ordinary shares will then be reduced by the amount of any such distributions that are excluded from income in this fashion.

Uncertainty as to Application of RPII.  The RPII provisions of the Code have never been interpreted by the courts, and the U.S. Treasury Department has not yet issued final regulations under those provisions. The regulations interpreting the RPII provisions exist only in proposed form. It is not certain whether these regulations will ultimately be adopted as proposed, or what changes or clarifications may be made to them, or whether any such changes, as well as any other interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The RPII statutory provisions include the grant of authority to the Treasury Department to prescribe “such regulations as may be necessary to carry out the purpose of this subsection including ... regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” Accordingly, the meaning of the RPII provisions and the application of them to our non-U.S. insurance company subsidiaries is uncertain. In addition, we cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. You should consult your tax advisor as to the effects of these uncertainties.

Information Reporting.  Under certain circumstances, U.S. Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on Form 5471 is required by (1) a person who is treated as a RPII shareholder, (2) a 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year, and (3) under certain circumstances, a U.S. Person who acquires stock in a foreign corporation and as a result owns 10% or more of the voting power or value of the outstanding stock of the foreign corporation, whether or not the foreign corporation is a CFC, or who ceases to be such a 10% shareholder in a taxable year. For any taxable year in which we determine that gross RPII constitutes 20% or more of any of one of our non-U.S. insurance company subsidiaries’ gross insurance income and the 20% Ownership Exception does not apply, we intend to provide to all identifiable U.S. Persons registered as shareholders of our ordinary shares a completed Form 5471 or the relevant information necessary to complete the form. Failure to file a required Form 5471 may result in substantial penalties.

Tax-Exempt Shareholders.  Tax-exempt entities will generally be required to treat their allocable shares of certain subpart F insurance income, including RPII, if any, as unrelated business taxable income, or UBTI. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the UBTI provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII Shareholder also must file IRS Form 5471 in the circumstances described above.

Dispositions of Ordinary Shares.  Subject to the discussions below relating to the potential application of section 1248 of the Code and the PFIC rules, U.S. Persons who own ordinary shares generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of ordinary shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these ordinary shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for individuals and certain other non-corporate shareholders and 35% for corporations. There are limitations on the use of capital losses. Moreover, gain, if any, generally will be a U.S. source gain.

Section 1248 of the Code provides that if a U.S. Person sells or exchanges stock in a foreign corporation and the person owned, directly, indirectly through certain foreign entities or constructively, 10% or more of the voting power of the stock of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). We believe that because of the anticipated dispersion of the ownership of our shares, provisions in our organizational documents that limit voting power and other factors, no U.S. person will be treated as owning (directly, indirectly through foreign entities or constructively) 10% or more of the total voting power of our outstanding shares. To the extent this is the case, the application of section 1248 under the regular CFC rules will not apply to dispositions of our ordinary shares. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge. Section 1248 also applies, by its literal terms, to the sale or exchange of shares in a foreign corporation if the foreign corporation is a CFC for RPII purposes, regardless whether the shareholder is a 10% U.S. Shareholder or whether the 20% Gross Income Exception or the 20% Ownership Exception applies. Existing proposed regulations do not address whether section 1248 will apply if a foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe, however, that this application of section 1248 under the RPII rules should not apply to dispositions of our ordinary shares because we will not be directly engaged in the insurance business. We cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of ordinary shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of ordinary shares.

Passive Foreign Investment Companies.  In general, a foreign corporation will be a PFIC during a given year if (1) 75% or more of its gross income constitutes “passive income,” or the 75% test, or (2) 50% or more of its assets produce (or are held for the production of) passive income, or the 50% test.

If we were characterized as a PFIC during a given year, U.S. Persons holding our ordinary shares would be taxed at ordinary income, rather than capital gains, rates on any gain and would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless they made a “qualified electing fund,” or QEF, election or a “mark-to-market” election. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). The penalty tax is computed by reference to the interest charges on taxes that would have been due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares were earned as ordinary income spread in equal portions over each year in which the shareholder owned the shares and taxed at the highest tax rate applicable to ordinary income in that year. The interest charge is equal to the applicable interest rate imposed on underpayments of U.S. federal income tax. In addition, a distribution paid by us to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be a qualified dividend for purposes of the reduced rate of tax generally applicable to dividends received by individuals and certain other non-corporate taxpayers. Moreover, upon the death of any U.S. individual owning ordinary shares in a PFIC, the individual’s estate or heirs may not be entitled to a “step-up” in tax basis of the shares that would otherwise be available under U.S. federal income tax laws.

The PFIC consequences described above (other than the denial of the reduced rate for dividends paid to non-corporate shareholders) would not apply if a QEF election were made on a timely basis. In such event, the shareholder would be required to include in gross income each year its share of our ordinary income and net capital gain, whether or not distributed. It is uncertain, however, that we would be able to provide our shareholders with the information necessary to make a QEF election.

These consequences also would not apply if a mark-to-market election is timely made. As a result of such an election, the shareholder generally would be required to recognize ordinary income (or, subject to limitations, ordinary loss) each year based on the increase (or decrease) in the market value of our ordinary shares held by such person during the year. In addition, any gain (or loss) from a sale or other disposition of ordinary shares would be treated as ordinary income (or, subject to limitations, ordinary loss). So long as our ordinary shares are traded on Nasdaq, under current regulations a mark-to-market election generally would be available if our ordinary shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Although “passive income” for purposes of the 75% test and the 50% test generally includes interest, dividends, annuities and other investment income, the PFIC rules provide that income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business” is not treated as “passive income.” The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated as if it “received directly its proportionate share of the income,” and as if it “held its proportionate share of the assets,” of any other corporation in which the foreign corporation owns at least 25% of the value of the stock.

The insurance income exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent attributable to financial reserves in excess of the reasonable needs of the insurance business. We expect that each of our non-U.S. insurance company subsidiaries will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, we expect that none of the income or assets of those subsidiaries will be treated as passive. We also expect that the passive income and assets of our other direct and indirect subsidiaries will be relatively small in relation to the active income and assets of each such subsidiary. Accordingly, we expect that in each year of operations, neither we nor any of our subsidiaries will be a PFIC. There is no assurance, however, that the IRS will not challenge this position or that a court will not sustain such challenge.

Backup Withholding on Distributions and Disposition Proceeds.  Information returns may be filed with the IRS in connection with distributions on the ordinary shares and the proceeds from a sale or other disposition of the ordinary shares unless the holder of the ordinary shares establishes an exemption from the information reporting rules. A holder of ordinary shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or other exempt recipient and fails to provide a taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person’s U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is furnished to the IRS.

LEGAL MATTERS

The validity of the issuance of New Enstar’s ordinary shares to be issued to Enstar shareholders in the merger will be passed upon for New Enstar by Conyers Dill & Pearman, Hamilton, Bermuda. Certain U.S. federal income tax consequences of the merger will be passed upon for Enstar and New Enstar by Debevoise & Plimpton LLP, New York, New York.

EXPERTS

The financial statements of The Enstar Group, Inc. and management’s report on the effectiveness of internal control over financial reporting incorporated into this proxy statement/prospectus by reference from The Enstar Group, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, which reports (1) express an unqualified opinion on the financial statements and includes an explanatory paragraph relating to a restatement of the financial statements, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for The Enstar Group, Inc. for the periods ended June 30, 2006 and 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in The Enstar Group, Inc.’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006 and incorporated by reference herein, which includes an explanatory paragraph relating to a restatement of the interim financial information, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

The financial statements of Castlewood Holdings Limited as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this proxy statement/prospectus and the financial statement schedules included elsewhere in this registration statement have been audited by Deloitte & Touche, an independent registered public accounting firm, whose reports express an unqualified opinion on the financial statements and financial statement schedules and includes an explanatory paragraph relating to a restatement of the consolidated statements of earnings appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for Castlewood Holdings Limited for the periods ended June 30, 2006 and 2005 which is included herein, Deloitte & Touche, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report, included herein, which includes an explanatory paragraph relating to a restatement of the 2005 consolidated statement of earnings, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

The financial statements of B.H. Acquisition Ltd. incorporated into this proxy statement/prospectus by reference from The Enstar Group Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2005 have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their report, which expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to a restatement of the consolidated statement of earnings, which are incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Representatives of Deloitte & Touche LLP, current independent registered public accounting firm of Enstar, are expected to be present at the Enstar Annual Meeting and will be available to respond to appropriate questions.

FUTURE SHAREHOLDER PROPOSALS

If the proposed merger is not consummated, Enstar will hold an annual meeting of shareholders following the end of the 2006 fiscal year. If such meeting is held, in order to include a shareholder proposal in Enstar’s proxy statement and form of proxy relating to such meeting, it must be received in writing by Enstar no later than December 20, 2006. For nominations or other business to be properly brought before the next annual meeting of shareholders following the end of the 2006 fiscal year, you must give notice in writing to the secretary of Enstar no later than March 1, 2007. Shareholder proposals should be addressed to Cheryl D. Davis, Chief Financial Officer, Vice-President of Corporate Taxes and Secretary, The Enstar Group, Inc., 401 Madison Avenue, Montgomery, Alabama 36104. If next year’s annual meeting is held, Enstar intends to hold such meeting in June 2007.

WHERE YOU CAN FIND MORE INFORMATION

Prior to the date hereof, Castlewood was not required to file reports with the Securities and Exchange Commission. Enstar files annual, quarterly, special reports, proxy statements and other information with the Securities and Exchange Commission. These documents contain specific information regarding Enstar. These documents, including exhibits and schedules thereto, may be inspected without charge at the Securities and Exchange Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Section may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0300. The Securities and Exchange Commission also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address http://www.sec.gov.

Enstar makes its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available (free of charge) on or through its Internet website located at http://www.enstargroup.com, as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission. The information contained on Enstar’s website does not form a part of this proxy statement/prospectus.

The Securities and Exchange Commission allows Enstar to “incorporate by reference” information into this proxy statement/prospectus. This means that Enstar can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about Enstar and its financial condition. The information incorporated by reference is considered to be part of this proxy statement/prospectus.

Information that Enstar files later with the Securities and Exchange Commission will automatically update and supersede this information. Enstar incorporates by reference the documents listed below and any future filings it will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the Annual Meeting:

•	Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on September 20, 2006;

•	Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on September 20, 2006;

•	Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on September 20, 2006 (except for the financial statements of Castlewood Holdings Limited as of and for the three-year period ended December 31, 2005);

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2006.

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2006; and

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006.

You may obtain a copy of these filings at no cost by writing or telephoning Enstar at the following address or telephone number:

The Enstar Group, Inc.
401 Madison Avenue
Montgomery, Alabama 36104
(334) 834-5483

New Enstar has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act for the registration of the ordinary shares offered by this proxy statement/prospectus. This proxy statement/prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Any statement made in this proxy statement/prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding New Enstar and Enstar and the ordinary shares offered by this proxy statement/prospectus, please refer to the registration statement, including its exhibits and schedules, and the other reports and filings referenced above. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

You may obtain, without charge, copies of documents filed as exhibits to the registration statement from Castlewood by requesting them in writing or by telephone as follows:

Castlewood Holdings Limited
Attention: Richard J. Harris
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Bermuda
(441) 292-3645

In order for you to receive timely delivery of the documents in advance of the Annual Meeting, Castlewood should receive your request no later than          , 2006.

You should rely only on the information contained in this proxy statement/prospectus to vote on the approval of the merger agreement and the transactions contemplated by the merger agreement. Neither Enstar, Castlewood nor Merger Sub has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover page. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than this date and neither the mailing of this proxy statement/prospectus to shareholders nor the delivery of shares of New Enstar’s ordinary shares in the merger shall create any implications to the contrary.

GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS

AM Best	AM Best Company, a rating agency.

Case reserves	Loss reserves, established with respect to specific, individual reported claims.

Casualty insurance or casualty reinsurance	Insurance or reinsurance that primarily covers losses caused by injuries to third persons (i.e., not the insured) or to property owned by third persons and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, employers’ liability, workers’ compensation, public liability, automobile liability and personal liability. It excludes certain types of losses that by law or custom are considered as being exclusively within the scope of other types of insurance or reinsurance, such as fire or marine.

Cede, cedent, or ceding company	When an insurer transfers some or all of its risk to a reinsurer, such insurer “cedes” business to the reinsurer and is referred to as the “ceding company” or “cedent.”

Claim	Request by an insured, reinsured or third party for indemnification by an insurance company or a reinsurance company for losses incurred from an insured peril or event.

Commutation	An agreement between (i) a policyholder and insurer or (ii) a (re)insurer and reinsurer under which, in return for payment of a specified amount, the (re)insurer is given a complete discharge of all existing and future obligations under a (re)insurance agreement(s).

Exposure	The possibility of loss. A unit of measure of the amount of risk a company assumes.

Incurred but not reported (IBNR) reserves	Reserves for estimated loss expenses that have been incurred but not yet reported to the insurer or reinsurer.

Liability insurance	Same as “casualty insurance.”

Limits	The maximum amount that an insurer or reinsurer will insure or reinsure for a specified risk or portfolio of risks. The term also refers to the maximum amount of benefit payable under an insurance policy or reinsurance contract for a given claim or occurrence.

Loss	An event that is the basis for submission or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the insurance policy or reinsurance contract.

Loss adjustment expense (LAE) or Loss expenses	The expense involved in an insurance or reinsurance company settling a loss, excluding the actual value of the loss.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay. Reserves are established for losses and for loss expenses, and consist of case reserves and IBNR reserves. As the term is used in this proxy statement/prospectus, “loss reserves” is meant to include reserves for both losses and for loss expenses.

G-1

Losses incurred	The total losses and loss adjustment expenses paid, plus the change in loss and loss adjustment expense reserves, including IBNR, sustained by an insurance or reinsurance company under its insurance policies or other insurance or reinsurance contracts.

Policy buy-back	An agreement under which, in exchange for payment of a specified amount by a (re)insurer to an insured or cedent, a policyholder takes back all the risks and rewards covered by a specified (re)insurance agreement, with the desired effect being as if the (re)insurance agreement had never existed. Policy buy-back has the same effect as a commutation.

Premiums	The amount charged to provide coverage under policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.

Property insurance	Insurance that provides coverage for property loss, damage or loss of use.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration of a premium paid to that reinsurer, agrees to indemnify another insurer, called the ceding company, for part or all of the liability of the ceding company under one or more policies or contracts of insurance that it has issued.

Reinsurance agreement	A contract specifying the terms of a reinsurance transaction.

Reported losses	Claims or potential claims that have been identified to an insurer by an insured or to a reinsurer by a ceding company.

Retrocessional agreement	An agreement for a transaction whereby a reinsurer cedes to another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

Run-off	An insurer or reinsurer is in run-off when it stops issuing new policies and continues to adjust and pay claims under previously issued policies. The term also means the liability of an insurance or reinsurance company under previously issued policies for future claims that it expects to pay and for which a loss reserve has been established.

Standard & Poor’s or S&P	Standard & Poor’s Ratings Services, a rating agency.

G-2

CASTLEWOOD HOLDINGS LIMITED
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Castlewood Holdings Limited

We have audited the accompanying consolidated balance sheets of Castlewood Holdings Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Castlewood Holdings Limited and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 24, the accompanying 2005, 2004 and 2003 consolidated statements of earnings have been restated.

/s/  Deloitte & Touche

Hamilton, Bermuda
July 4, 2006 (September 18, 2006 as
to the effects of the restatement
discussed in Note 24)

CASTLEWOOD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
as of December 31, 2005 and 2004

	2005	2004
	(in thousands of U.S. dollars, except share and per share data)

ASSETS
Short-term investments, available for sale, at fair value (amortized cost: 2005 — $216,624; 2004 — $304,558)	$216,624	$304,558
Fixed maturities, held to maturity, at amortized cost	296,584	228,232
Trading securities, at fair value (cost: 2005 — $Nil; 2004 — $58,845)	—	58,845
Other investments (cost: 2005 — $26,360; 2004 — $Nil)	26,360	—

Total investments	539,568	591,635
Cash and cash equivalents	280,212	301,969
Restricted cash and cash equivalents	65,117	48,487
Accrued interest receivable	2,805	2,861
Accounts receivable	8,227	7,479
Reinsurance balances receivable	250,229	341,627
Investment in partly-owned companies	17,480	28,101
Goodwill	21,222	21,222
Other assets	15,103	4,472

TOTAL ASSETS	$1,199,963	$1,347,853

LIABILITIES
Losses and loss adjustment expenses	$806,559	$1,047,313
Reinsurance balances payable	30,844	62,396
Accounts payable and accrued liabilities	35,337	23,349
Income taxes payable	282	1,101
Other liabilities	25,491	4,964

TOTAL LIABILITIES	898,513	1,139,123

MINORITY INTEREST	40,544	31,392

SHAREHOLDERS’ EQUITY
Share capital
Authorized issued and fully paid, par value $1 each (Authorized 2005: 99,000,000; 2004: 99,000,000)
Ordinary shares (Issued 2005: 18,540; 2004: 18,395)	19	18
Ordinary non-voting redeemable shares
(Issued 2005: 22,641,774; 2004: 22,893,662)	22,642	22,894
Additional paid-in capital	89,090	85,341
Deferred compensation	(112)	(371)
Accumulated other comprehensive income	1,010	1,909
Retained earnings	148,257	67,547

TOTAL SHAREHOLDERS’ EQUITY	260,906	177,338

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,199,963	$1,347,853

See accompanying notes to the consolidated financial statements.

CASTLEWOOD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS — (AS RESTATED — SEE NOTE 24)
for the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(in thousands of U.S. dollars, except share and per share data)

INCOME
Consulting fees	$22,006	$23,703	$24,746
Net investment income	28,236	11,102	8,032
Net realized gains (losses)	1,268	(600)	(960)

	51,510	34,205	31,818

EXPENSES
Net reduction in loss and loss adjustment expense liabilities	(96,007)	(13,706)	(24,044)
Salaries and benefits	40,821	26,290	15,661
General and administrative expenses	10,962	10,677	6,993
Net foreign exchange loss (gain)	4,602	(3,731)	(2,362)

	(39,622)	19,530	(3,752)

EARNINGS BEFORE INCOME TAXES, MINORITY INTEREST AND SHARE OF NET EARNINGS OF PARTLY-OWNED COMPANIES	91,132	14,675	35,570
INCOME TAXES	(914)	(1,924)	(1,490)
MINORITY INTEREST	(9,700)	(3,097)	(5,111)
SHARE OF NET EARNINGS OF PARTLY-OWNED COMPANIES	192	6,881	1,623

NET EARNINGS BEFORE EXTRAORDINARY GAIN	80,710	16,535	30,592
EXTRAORDINARY GAIN — NEGATIVE GOODWILL	—	21,759	—

NET EARNINGS	$80,710	$38,294	$30,592

PER SHARE DATA:
Basic earnings per share before extraordinary gain — basic	$4,397.89	$914.49	$1,699.56
Extraordinary gain per share — basic	—	1,203.42	—

Basic earnings per share	$4,397.89	$2,117.91	$1,699.56

Diluted earnings per share before extraordinary gain — diluted	$4,304.30	$906.13	$1,699.56
Extraordinary gain per share — diluted	—	1,192.40	—

Diluted earnings per share	$4,304.30	$2,098.53	$1,699.56

Weighted average ordinary shares outstanding — basic	18,352	18,081	18,000
Weighted average ordinary shares outstanding — diluted	18,751	18,248	18,000

See accompanying notes to the consolidated financial statements.

CASTLEWOOD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(in thousands of U.S. dollars)

NET EARNINGS	$80,710	$38,294	$30,592

Other comprehensive income (loss):
Unrealized holding gains (losses) on investments arising during the period	1,268	(609)	(4,400)
Reclassification adjustment for net realized (gains) losses included in net earnings	(1,268)	600	4,289
Unrealized (losses) gains on investments of partially-owned equity affiliate arising during the year	—	(340)	340
Currency translation adjustment	(899)	539	879

Other comprehensive (loss) income	(899)	190	1,108

COMPREHENSIVE INCOME	$79,811	$38,484	$31,700

See accompanying notes to the consolidated financial statements.

CASTLEWOOD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the years ended December 31, 2005, 2004 and 2003

				Accumulated
		Additional		Other
	Share	Paid-in	Deferred	Comprehensive	Retained
	Capital	Capital	Compensation	Income (Loss)	Earnings	Total
	(in thousands of U.S. dollars)

Opening balance, January 1, 2003	$40,520	$67,878	$(1,748)	$611	$60,212	$167,473
Redemption of Class E shares	(12,990)	—	—	—	—	(12,990)
Amortization of deferred compensation	—	—	896	—	—	896
Contribution of capital	—	14,338	—	—	—	14,338
Dividend paid	—	—	—	—	(53,801)	(53,801)
Net earnings	—	—	—	—	30,592	30,592
Other comprehensive income	—	—	—	1,108	—	1,108

December 31, 2003	27,530	82,216	(852)	1,719	37,003	147,616
Redemption of Class E shares	(4,618)	—	—	—	—	(4,618)
Amortization of deferred compensation	—	—	481	—	—	481
Grant of Class D shares	—	3,125	—	—	—	3,125
Dividend paid	—	—	—	—	(7,750)	(7,750)
Net earnings	—	—	—	—	38,294	38,294
Other comprehensive income	—	—	—	190	—	190

December 31, 2004	22,912	85,341	(371)	1,909	67,547	177,338
Redemption of Class E shares	(252)	—	—	—	—	(252)
Redemption of Class D shares	—	(30)	—	—	—	(30)
Amortization of deferred compensation	—	—	259	—	—	259
Grant of Class D shares	1	3,779	—	—	—	3,780
Net earnings	—	—	—	—	80,710	80,710
Other comprehensive loss	—	—	—	(899)	—	(899)

December 31, 2005	$22,661	$89,090	$(112)	$1,010	$148,257	$260,906

See accompanying notes to the consolidated financial statements.

CASTLEWOOD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(in thousands of U.S. dollars)

OPERATING ACTIVITIES:
Net earnings	$80,710	$38,294	$30,592
Adjustments to reconcile net earnings to net cash flows (used in) provided by operating activities:
Minority interest	9,700	3,097	5,111
Negative goodwill	—	(21,759)	—
Share of net earnings of partly-owned companies	(192)	(6,881)	(1,623)
Depreciation and amortization	493	462	375
Amortization of deferred compensation	259	481	896
Amortization of bond premiums and discounts	564	304	581
Net realized (gains) losses on sale of securities available-for-sale	(1,768)	600	960
Net realized loss on trading securities	500	—	—
Change in net unrealized holding losses on trading securities	—	471	—
Class D share stock compensation	3,780	3,125	—
Changes in assets and liabilities:
Proceeds on sale of trading securities	76,695	—	—
Accrued interest receivable	56	1,275	3,531
Accounts receivable	(1,397)	1,536	(2,906)
Reinsurance balances receivable	116,887	33,349	13,030
Other assets	(10,579)	(1,088)	(167)
Losses and loss adjustment expenses	(282,718)	(56,084)	(31,262)
Reinsurance balances payable	(31,552)	91	9,776
Accounts payable and accrued liabilities	12,424	2,758	(5,560)
Income taxes payable	(802)	(46)	406
Other liabilities	20,619	959	726

Net cash flows (used in) provided by operating activities	(6,321)	944	24,466

INVESTING ACTIVITIES:
Cash acquired on purchase of subsidiaries	18,006	109,149	25,734
Cash used for purchase of subsidiaries	(1,445)	(4,455)	(46,426)
Cash used for investment in partly-owned companies	—	(9,147)	(10,200)
Distributions from partly-owned companies	10,813	16,395	193
Proceeds from sale of available-for-sale securities	201,712	184,973	234,565
Purchase of available-for-sale securities	(112,010)	(76,600)	(211,013)
Maturity of available-for-sale securities	—	14,563	53,042
Purchase of held-to-maturity securities	(133,492)	—	—
Maturity of held-to-maturity securities	46,220	—	—
Purchase of other investments	(26,360)	—	—
Movement in restricted cash & cash equivalents	(16,630)	(37,279)	(4,650)
Purchase of fixed assets	(887)	(571)	(441)

Net cash flows (used in) provided by investing activities	(14,073)	197,028	40,804

FINANCING ACTIVITIES:
Contribution of capital	—	—	14,338
Redemption of Class E shares	(252)	(4,618)	(12,990)
Redemption of Class D shares	(30)	—	—
Dividend paid	—	(7,750)	(53,801)
Dividend paid to minority interest	(548)	—	—
Acquisition of shares and contribution to surplus of subsidiary by minority interest	—	—	23,184

Net cash flows used in financing activities	(830)	(12,368)	(29,269)

TRANSLATION ADJUSTMENT	(533)	345	661

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(21,757)	185,949	36,662
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	301,969	116,020	79,358

CASH AND CASH EQUIVALENTS, END OF YEAR	$280,212	$301,969	$116,020

Supplemental Cash Flow Information
Income taxes paid	$(1,733)	$(1,932)	$(978)

See accompanying notes to the consolidated financial statements.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(in thousands of U.S. dollars, except share and per share data)

1.	DESCRIPTION OF BUSINESS

Castlewood Holdings Limited (“Castlewood Holdings”) was incorporated under the laws of Bermuda on August 16, 2001 and with its subsidiaries (collectively, the “Company”) acquires and manages insurance and reinsurance companies in run-off, and provides management, consultancy and other services to the insurance and reinsurance industry.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation — The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The major estimates reflected in the Company’s financial statements include, but are not limited to, the reserves for losses and loss adjustment expenses and reinsurance balances receivable. Certain reclassifications have been made to prior years’ amounts to conform to the current year’s presentation. In the current year, restricted cash and cash equivalents was broken out of cash and cash equivalents which, for the years ended December 31, 2005, 2004 and 2003, decreased cash and cash equivalents and cash flows provided by investing activities by $16,630, $37,729 and $4,650, respectively.

Basis of consolidation — The consolidated financial statements include the assets, liabilities and results of operations of the Company as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003. Results of operations for subsidiaries acquired are included from the dates of their acquisition by the Company. Intercompany transactions are eliminated on consolidation.

Cash and cash equivalents — For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash and cash equivalents.

Investments —

a) Short Term Investments:  Mutual funds whose underlying assets consist of investments having maturities of greater than six and less than twelve months when purchased, are classified as available-for-sale investments and are carried at fair value, based on net asset values as reported by the mutual funds. Due to the nature of the mutual funds underlying assets any changes in net asset value of the funds are included in net investment income.

b) Fixed Maturities:  Debt investments classified as held-to-maturity investments are carried at purchase cost adjusted for amortization of premiums and discounts. Amortization expenses derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the debt securities.

Investments classified as held-to-maturity and available-for-sale are reviewed on a regular basis to determine if they have sustained an impairment of value that is considered to be other than temporary. There are several factors that are considered in the assessment of an investment, which include (i) the time period during which there has been a significant decline below cost, (ii) the extent of the decline below cost, (iii) the Company’s intent and ability to hold the security, (iv) the potential for the security to recover in value, (v) an analysis of the financial condition of the issuer and (vi) an analysis of the collateral structure and credit support of the security, if applicable. The identification of potentially impaired investments involves significant management judgment. Any unrealized depreciation in value

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

considered by management to be other than temporary is recognized in net earnings in the period that it is determined. Realized gains and losses on sales of investments classified as available-for-sale are recognized in net investment income on the specific identification basis.

c) Trading Securities:  Debt investments classified as trading securities are carried at fair value, with unrealized holding gains and losses recognized within the net earnings.

d) Other Investments:  The Company accounts for its other investments on the equity basis based on the most recently available financial information. The Company has no significant influence and does not participate in the management of these investments. Investments in limited partnerships and other flow-through entities are carried on the equity basis whereby the investment is initially recorded at cost and adjusted to reflect the Company’s share of after-tax earnings or losses, unrealized investment gains and losses and reduced by dividends received.

Investment in partly-owned companies — Investment in partly-owned companies, where the Company has significant influence, are carried on the equity basis whereby the investment is initially recorded at cost and adjusted to reflect the Company’s share of after-tax earnings or losses, unrealized investment gains and losses and reduced by dividends received.

Losses and loss adjustment expenses — The liability for losses and loss adjustment expenses includes an amount determined from loss reports and individual cases and an amount, based on historical loss experience and industry statistics, for losses incurred but not reported. These estimates are continually reviewed and are necessarily subject to the impact of future changes in such factors as claim severity and frequency. While the management believes that the amount is adequate, the ultimate liability may be significantly in excess of, or less than, the amounts provided. Adjustments will be reflected as part of net increase or reduction in loss and loss adjustment expense liabilities in the periods in which they become known. Premium and commission adjustments may be triggered by incurred losses and any amounts are reflected in net loss and loss adjustment expense liabilities at the same time the related incurred loss is recognized.

The Company’s insurance and reinsurance subsidiaries establish provisions for loss adjustment expenses relating to run-off costs for the estimated duration of the run-off. These provisions are assessed at each reporting date and provisions relating to future periods adjusted to reflect any changes in estimates of the periodic run-off costs or the duration of the run-off. Provisions relating to the current period together with any adjustments to future run-off cost provisions are included in loss and loss adjustment expenses in the statement of income.

Reinsurance balances receivable — Amounts receivable from reinsurers are estimated in a manner consistent with the loss reserve associated with the underlying policy.

Consulting fee income — Fixed fee income is recognized in accordance with the term of the agreements. Fees based on hourly charge rates are recognized as services are provided. Performance fees are recognized when all of the contractual requirements specified in the agreement are met.

Translation of foreign currencies — At each balance sheet date, recorded balances that are denominated in a currency other than the functional currency of the Company are adjusted to reflect the current exchange rate. Revenue and expense items are translated into U.S. dollars at average rates of exchange for the years. The resulting exchange gains or losses are included in net earnings.

Assets and liabilities of subsidiaries are translated into U.S. dollars at the year-end rates of exchange. Revenues and expenses of subsidiaries are translated into U.S. dollars at the average rates of exchange for the years. The resultant translation adjustment for self-sustaining subsidiaries is classified as a separate component of other comprehensive income, and for integrated operations is included in net earnings.

Earnings per share — Basic earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of ordinary and ordinary share equivalents outstanding calculated

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

Derivative Instruments — The Company accounts for its derivative instruments using Statement of Financial Accounting Standards (“FAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities.” FAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company uses investment derivatives to manage currency exposures and will also enter into such instruments to obtain exposure to a specific transaction. None of these derivatives are designated as hedges, and accordingly, financial options and foreign currency forward contracts entered into during 2005, 2004 and 2003 were carried at fair value, with the corresponding realized and unrealized gains and losses included in net investment income in the consolidated statements of earnings. No derivatives were held as at December 31, 2005 and 2004.

Acquisitions — Goodwill represents the excess of the purchase price over the fair value of the net assets received related to the acquisition of Castlewood Limited by Castlewood Holdings. FAS No. 142 “Goodwill and Other Intangible Assets” requires that the Company perform an initial valuation of its goodwill assets and to update this analysis on an annual basis. If, as a result of the assessment, the Company determines the value of its goodwill asset is impaired, goodwill is written down in the period in which the determination is made. An annual impairment valuation has concluded that there is no impairment to the value of the Company’s goodwill asset. Negative goodwill arises where the fair value of assets acquired exceeds the purchase price of those acquired assets and, in accordance with FAS 141, “Business Combinations,” has been recognized as an extraordinary gain.

Stock Based Compensation — The Company has elected to follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its employee stock awards. The intrinsic value method has been used to account for stock based employee compensation. Pursuant to APB Opinion No. 25, compensation expense for employee stock awards is measured using the intrinsic value at the fair value of the shares at the date of grant and recognized as the awards vest using the straight-line method. Had the Company applied FAS No. 123 “Accounting for Stock-Based Compensation” in accounting for its restricted share awards, there would have been no material impact in the financial statements in 2005 and 2004.

New Accounting Pronouncements — In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS 123(R) “Share Based Payments.” This statement requires compensation costs related to share-based payment transactions to be recognized in the financial statements. The amount of compensation costs will be measured based on the grant-date fair value of the awards issued and will be recognized over the period that an employee provides services in exchange for the award or the requisite service or vesting period. FAS 123(R) is effective for the first interim or annual reporting period beginning after January 1, 2006 and may not be applied retroactively to prior years’ financial statements. As the Company’s current equity-based compensation plans are based on book value, the Company believes that the adoption of FAS 123(R) will not have a material impact on its consolidated financial statements. The Company has adopted FAS 123(R) using the modified prospective method for the fiscal year beginning January 1, 2006.

In June 2005, the FASB directed its staff to issue the proposed FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) Issue 03-1 as final and retitled it as FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” It replaces existing guidance in EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” and clarifies that an impairment should be recognized as a loss no later than when the impairment is deemed other-than-temporary, even if the decision to sell the investment has not been made. FSP FAS 115-1 is effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The Company believes that its current policy on the recognition of other-than-temporary impairments substantially complies with FSP FAS 115-1, and therefore the adoption of this standard is not expected to have a significant impact on the net earnings of the Company.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	ACQUISITIONS

2003 — In 2003, a 50.1% owned subsidiary of Castlewood Holdings, Hillcot Holdings Ltd. (“Hillcot Holdings”), completed the acquisition of Hillcot Reinsurance Company Limited (“Hillcot”), (formerly Toa-Re Insurance Company (UK) Limited), a reinsurance company based in London, England.

The purchase price and fair value of assets acquired were as follows:

Purchase price	$45,820
Direct costs of acquisition	606

Total purchase price	$46,426

Net assets acquired at fair value	$46,426

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition of Hillcot:

Cash and investments	$113,967
Reinsurance balances receivable	65,184
Losses and loss adjustment expenses	(128,384)
Accounts payable and accrued liabilities	(4,341)

Net assets acquired at fair value	$46,426

2004 — In 2004, Castlewood Holdings, through its wholly owned subsidiary, Kenmare Holdings Ltd., completed the acquisition of Mercantile Indemnity Company Ltd, Harper Insurance Limited (“Harper”), (formerly Turegum Insurance Company) and Longmynd Insurance Company Ltd. (formerly Security Insurance Company (UK) Ltd.).

The purchase price and fair value of assets acquired were as follows:

Purchase price	$3,581
Direct costs of acquisition	874

Total purchase price	$4,455

Net assets acquired at fair value	$26,214

Excess of net assets over purchase price (negative goodwill)	$(21,759)

The negative goodwill arose primarily as a result of a negotiated discount between the cost of acquisition and fair value of net assets acquired for an acquisition where indemnities for aggregate adverse loss development were received by Castlewood.

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed as at the date of the acquisitions:

Cash, investments and accrued interest	$560,568
Reinsurance balances receivable	200,243
Losses and loss adjustment expenses	(732,779)
Accounts payable and accrued liabilities	(1,818)

Net assets acquired at fair value	$26,214

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The seller of Harper has indemnified Castlewood Holdings for adverse loss development subject to certain limits. Reinsurance balances receivable acquired include $88,379 in relation to these indemnities.

2005 — In 2005, Castlewood Holdings, through its wholly owned subsidiary, Kenmare Holdings Ltd., completed the acquisition of Fieldmill Insurance Company Limited (formerly Harleysville Insurance Company (UK) Limited).

The purchase price and fair value of assets acquired were as follows:

Purchase price	$1,403
Direct costs of the acquisition	42

Total purchase price	$1,445

Net assets acquired at fair value	$1,445

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash and investments	$18,006
Reinsurance balances receivable	25,489
Losses and loss adjustment expenses	(41,965)
Accounts payable and accrued liabilities	(85)

Net assets acquired at fair value	$1,445

The fair values of reinsurance assets and liabilities acquired are derived from probability weighted ranges of the associated projected cash flows, based on actuarially prepared information and management’s run-off strategy. Interest rates used to determine the fair value of gross loss reserves are based upon risk free rates applicable to the average duration of the loss reserves. Interest rates used to determine the fair value of reinsurance receivables are increased to reflect the credit risk associated with the reinsurers from whom the receivables are, or will become, due. Any amendment to the fair values resulting from changes in such information or strategy will be recognized when they occur.

4.	RESTRICTED CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the amount of $65,117 and $48,487 as of December 31, 2005 and 2004, respectively, are restricted for use as collateral against letters of credit, in the amount of $47,848 and $45,287 as of December 31, 2005 and 2004, respectively, and as guarantee under trust agreements. Letters of credit are issued to ceding insurers as security for the obligations of insurance subsidiaries under reinsurance agreements with those ceding insurers.

5.	INVESTMENTS

Available-for-sale — The cost and fair value of investments in mutual funds classified as available-for-sale as at December 31, 2005 and 2004 were $216,624 and $304,558, respectively. For the years ended December 31, 2005 and 2004, $215,817 and $278,178 of the investments in mutual funds were Goldman Sachs mutual funds, respectively.

Mutual funds invest in fixed income and money market securities denominated in U.S. dollars, with an average target duration of nine months. The mutual funds can be redeemed on a single trading day’s notice.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Held-to-maturity — The amortized cost and estimated fair value of investments in debt securities held-to-maturity are as follows:

		Gross Unrealized	Gross Unrealized
As at December 31, 2005	Amortized Cost	Holding Gains	Holding Losses	Fair Value

U.S. Treasury securities	$120,568	$—	$(2,075)	$118,493
U.S. Agencies securities	98,409	—	(1,229)	97,180
Corporate debt securities	77,607	—	(2,010)	75,597

	$296,584	$—	$(5,314)	$291,270

		Gross Unrealized	Gross Unrealized
As at December 31, 2004	Amortized Cost	Holding Gains	Holding Losses	Fair Value

U.S. Treasury securities	$151,436	$—	$(1,003)	$150,433
U.S. Agencies securities	20,414	—	(135)	20,279
Corporate debt securities	56,382	3	(426)	55,959

	$228,232	$3	$(1,564)	$226,671

The gross unrealized losses on held-to-maturity debt securities were split as follows:

	2005	2004

Due within one year	$666	$181
After 1 through 5 years	3,674	991
After 5 through 10 years	283	61
After 10 years	691	331

	$5,314	$1,564

As at December 31, 2005 and 2004, the number of securities in an unrealized loss position was 70 and 87, respectively, with a fair value of $268,870 and $225,993, respectively. Of these securities, the number of securities that have been in an unrealized loss position for 12 months or longer was 57 and Nil, respectively, with a fair value of $137,143 and $Nil, respectively. As of December 31, 2005 and 2004, none of these securities were considered to be other than temporarily impaired. Management has the intent and ability to hold these securities until their maturities. The unrealized losses from these securities were not a result of credit, collateral or structural issues.

The amortized cost and estimated fair values as at December 31, 2005 of debt securities classified as held-to-maturity by contractual maturity are shown below.

	Amortized Cost	Fair Value

Due within one year	$81,552	$80,886
After 1 through 5 years	181,826	178,152
After 5 through 10 years	15,170	14,887
After 10 years	18,036	17,345

	$296,584	$291,270

Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Trading — During 2004 the Company, through a subsidiary, acquired Harper Insurance Limited (“Harper”) (formerly Turegum Insurance Company). As part of the acquisition, the Company acquired

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Harper’s fixed income portfolio. Upon completion of the acquisition, Harper’s fixed income investment portfolio was reviewed by management, taking into account the Company’s run-off strategy for Harper’s liabilities. Fixed income maturities were selected to provide, together with the short-term cash investments, sufficient cash flow to fund expected claims payments, while maximizing interest income. As a result of this analysis, the Company classified certain fixed income securities as held to maturity. Fixed income securities that were not part of the Company’s run-off strategy were classified as trading as management intended to sell these securities in the near term. The securities designated as trading were completely sold in the first quarter of 2005. The estimated fair value of investments in debt securities classified as trading securities as at December 31, 2004 was as follows:

Fair Value

Corporate debt securities	$41,718
U.S. Agencies securities	17,127

$58,845

Other investments — The cost and estimated fair value of the other investments are as follows:

		Fair
As at December 31, 2005	Cost	Value

New NIB Partners LP	$24,532	$24,532
GSC European Mezzanine Fund II, LP	1,828	1,828

	$26,360	$26,360

New NIB Partners LP — In 2005, Fitzwilliam Insurance Company Limited (“Fitzwilliam”) and River Thames Insurance Company Limited (“River Thames”), subsidiaries of Castlewood Holdings, invested $24,532 in an Alberta limited partnership, New NIB Partners LP (“New NIB”). New NIB was formed for the purpose of purchasing, together with certain affiliated entities, 100% of the outstanding share capital of NIBC N.V. (formerly NIB Capital Bank N.V.) (“NIB Capital”), a Dutch bank, for approximately $2,156,000. Fitzwilliam and River Thames, combined, own 1.3801% of New NIB.

GSC European Mezzanine Fund II, LP — In 2005, Overseas Reinsurance Corporation Limited (“Overseas Re”), a subsidiary of Castlewood Holdings, made a capital commitment of up to $10,000 in the GSC European Mezzanine Fund II, LP (the “GSC Fund”). The GSC Fund invests in mezzanine securities of middle and large market companies throughout Western Europe. As at December 31, 2005, the capital contributed to the GSC Fund was $1,828 with the remaining of the commitment being $8,172. Overseas Re’s commitment of $10,000 represents 8.9% of the total commitments made to the GSC Fund.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Major categories of net investment income are summarized as follows:

	2005	2004	2003

Interest from short-term investments	$8,429	$5,539	$4,440
Interest from fixed maturities	8,897	3,140	2,567
Interest from trading securities	309	—	—
Interest on cash and cash equivalents	12,251	3,540	1,875
Dividends from equity securities	39	—	—
Change in net unrealized holding loss on trading securities	—	(471)	—
Amortization of bond premiums or discounts	(564)	(304)	(581)
Investment expenses (Note 16)	(1,125)	(342)	(269)

	$28,236	$11,102	$8,032

During the years ended December 31, 2005, 2004 and 2003, gross realized gains on sale of available-for-sale securities were $1,768, $68 and $64, respectively, and gross realized losses on sale of available-for-sale securities were $Nil, $668 and $162, respectively.

6.	REINSURANCE BALANCES RECEIVABLE

	2005	2004

Recoverable from reinsurers on:
Paid losses	$36,830	$30,974
Outstanding losses	77,676	101,316
Losses incurred but not reported	244,011	393,373
Fair value adjustment	(108,288)	(184,036)

	$250,229	$341,627

The fair value adjustment, determined on acquisition of a reinsurance subsidiary, was based on the estimated timing of loss and loss adjustment expense payments and an assumed interest rate of 5.0%, and is amortized over the estimated payout period, as adjusted for accelerations on commutation settlements, using the constant yield method. Interest rates used to determine the fair value of reinsurance balances receivable reflect the credit risk associated with the reinsurers from who the receivables are, or will become due.

The Company’s acquired reinsurance subsidiaries used retrocessional agreements to reduce their exposure to the risk of reinsurance assumed. The Company remains liable to the extent the retrocessionaires do not meet their obligations under these agreements, and therefore, the Company evaluates and monitors concentration of credit risk. Provisions are made for amounts considered potentially uncollectable. The allowance for uncollectable reinsurance recoverable was $102,559 and $120,956 at December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, reinsurance receivables with a carrying value of $164,363 and $149,255, respectively, were associated with a single reinsurer which represented 10% or more of total reinsurance balances receivable. In the event that all or any of the reinsuring companies are unable to meet their obligations under existing reinsurance agreements, the Company will be liable for such defaulted amounts.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	INVESTMENT IN PARTLY-OWNED COMPANIES

	2005	2004

Investment in B.H. Acquisition Ltd.	$17,480	$17,400
Investment in Cassandra Equity (Cayman) LP	—	10,701

	$17,480	$28,101

B.H. Acquisition Ltd. —

The Company holds 45% of the ordinary shares of B.H. Acquisition Ltd. (“BH”). The ordinary shares held by the Company have 33% of BH’s voting rights. BH wholly owns two insurance companies in run-off, Brittany Insurance Company Ltd., incorporated in Bermuda, and Compagnie Européenne d’Assurances Industrielles S.A., incorporated in Belgium.

	2005	2004

Balance at January 1	$17,400	$17,237
Share of net earnings	80	163

Balance at December 31	$17,480	$17,400

Cassandra Equity (Cayman) LP —

In 2004, the Company’s wholly-owned subsidiary, Hudson Reinsurance Company Ltd. (“Hudson”), purchased a 27% interest in Cassandra Equity (Cayman) LP (“Cassandra”) for $9,147.

Cassandra was established to invest in equity shares of a publicly traded international reinsurance company. On March 1, 2005, Cassandra sold 100% of its equity shareholdings for total proceeds of $40,048. The Company’s share of total proceeds was $10,813.

	2005	2004

Investment	$10,701	$9,147
Share of net earnings	112	1,830
Distributions	(10,813)	(276)

Balance at December 31	$—	$10,701

JCF CFN Entities —

In 2003, the Company purchased a 40% interest in each of JCF CFN LLC and JCF CFN II LLC (collectively, the “JCF CFN Entities”) for a total of $10,200. On November 11, 2003, the Company transferred its investment to Hudson.

In 2004, the JCF CFN Entities were sold and the company received distributions of $16,119.

	2005	2004

Balance at January 1	$—	$11,571
Investment	—	—
Share of net earnings	—	4,888
Share of other comprehensive income	—	(340)
Distributions	—	(16,119)

Balance at December 31	$—	$—

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2004, consolidated retained earnings include $6,611 and $11,465, respectively, of undistributed earnings of companies accounted for by the equity method.

8.	LOSSES AND LOSS ADJUSTMENT EXPENSES

	2005	2004

Outstanding	$433,722	$564,183
Incurred but not reported	645,969	821,555
Fair value adjustment	(273,132)	(338,425)

	$806,559	$1,047,313

The fair value adjustment, determined on acquisition of a reinsurance subsidiary, was based on the estimated timing of loss and loss adjustment expense payments and an assumed interest rate of 4.18%, and is amortized over the estimated payout period, as adjusted for accelerations on commutation settlements, using the constant yield method. Interest rates used to determine the fair value of gross loss reserves are based upon risk free rates applicable to the average duration of the loss reserves.

In establishing the liability for losses and loss adjustment expenses related to asbestos and environmental claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposures on both known and unasserted claims. Estimates of the liabilities are reviewed and updated continually. Developed case law and adequate claim history do not exist for such claims, especially because significant uncertainty exists about the outcome of coverage litigation and whether past claim experience will be representative of future claim experience. In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company’s potential losses for these claims. There can be no assurance that the reserves established by the Company will be adequate or will not be adversely affected by the development of other latent exposures. The Company’s liability for unpaid losses and loss adjustment expenses as of December 31, 2005 and 2004 included $383,956 and $479,048, respectively, that represents an estimate of its net ultimate liability for asbestos and environmental claims. The gross liability for such claims as at December 31, 2005 and 2004 was $578,079 and $743,294, respectively.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	2005	2004	2003

Balance as at January 1	$1,047,313	$381,531	$284,409
Less reinsurance recoverables	310,653	151,376	99,891

	736,660	230,155	184,518
Effect of exchange rate movement	3,652	4,124	10,575
Incurred related to prior years	(96,007)	(13,706)	(24,044)
Paid related to prior years	(69,007)	(19,019)	(4,094)
Acquired on purchase of subsidiaries	17,862	535,106	63,200

Net balance as at December 31	593,160	736,660	230,155
Plus reinsurance recoverables	213,399	310,653	151,376

Balance as at December 31	$806,559	$1,047,313	$381,531

The net reduction in loss and loss adjustment expense liabilities for the years ended December 31, 2005, 2004 and 2003 was primarily due to the following:

	2005	2004	2003

Reduction (increase) in estimates of ultimate losses	$65,307	$(1,000)	$13,614
Reduction in provisions for bad debts	20,200	—	—
Reduction in provisions for loss adjustment expenses	10,500	14,706	10,430

Net reduction in loss and loss adjustment expense liabilities	$96,007	$13,706	$24,044

The reduction in estimates of ultimate losses arose from commutations and policy buy-backs, the settlement of losses in the year below carried reserves, lower than expected incurred adverse loss development and the resulting reductions in actuarial estimates of losses incurred but not reported. As a result of the collection of certain reinsurance receivables, against which bad debt provisions had been provided in earlier periods, the Company reduced its aggregate provisions for bad debt in 2005.

9.	REINSURANCE BALANCES PAYABLE

Under the terms of certain of the Company’s acquisitions, distributions from certain acquired companies in excess of their purchase price are shared with the sellers, subject to aggregate caps. In 2005, the Company paid $22,000 as final settlement of these rights to distributions from certain acquired companies. The payable reflected in the financial statements as at December 31, 2004 was $19,757.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	SHARE CAPITAL

Authorized shares of par value $1 each —

	2005	2004

Class A ordinary voting shares	6,000	6,000
Class B ordinary voting shares	6,000	6,000
Class C ordinary voting shares	6,153	6,153
Class D ordinary non-voting shares	741	744
Class E ordinary non-voting redeemable shares	40,501,552	40,501,552
Shares not allocated to a class	58,479,554	58,479,551

	99,000,000	99,000,000

Issued and fully paid shares of par value $1 each —

	2005	2004

Class A ordinary voting shares	$6	$6
Class B ordinary voting shares	6	6
Class C ordinary voting shares	6	6
Class D ordinary non-voting shares	1	—
Class E ordinary non-voting redeemable shares	22,642	22,894

	$22,661	$22,912

The Class A, B and C shares of the Company are ordinary voting shares.

The Class A and B shares were issued to The Enstar Group, Inc. (“Enstar”) and Trident II L.P. and its affiliates (“Trident”), respectively, upon the acquisition of Castlewood Limited by the Company. Class E shares are non-voting and were issued to the shareholders of Castlewood Limited (the “Principals”), together with Class C shares, upon the acquisition of Castlewood Limited by the Company.

The Company’s bye-laws provide that any distributions to its shareholders will be in accordance with the following proportions and priorities the “Waterfall Distribution Provisions”:

•	First, until, Trident receives cumulative distributions equal to its capital contributions to the Company, any distributions would be allocated 30% to Enstar, 47.5% to Trident and 22.5% to the Principals;

•	Second, until Enstar receives cumulative distributions equal to their capital contributions made to the Company, any distributions would be allocated 50% to Enstar, 50% to the Principals;

•	Third, until the Principals receive cumulative distributions equal to their capital contributions made to the Company, any distributions would be made 100% to the Principals; and

•	Fourth, distributions are made to each of the shareholders pro-rata to their shareholding.

Distributions to Enstar and Trident are made by way of dividend payments on their Class A and B shares. Distributions to the Principals are made by way of redemptions of the Class E shares at their par value of $1.00 per share. The Class E shares are not mandatorily redeemable nor is their redemption an unconditional obligation. Instead, the redemption of the Class E shares is dependent on distributions from the Company, an event which is not definitely certain to occur. The holders of Class E shares are not entitled to any dividends, undistributed earnings of the Company or any rights to participate in any distributions of assets upon

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liquidation. There is no mechanism within the Company’s bye-laws or any privilege or rights which would allow the Class E shareholders to force the Company to make a distribution.

All outstanding Class E shares were fully redeemed during the second quarter of 2006.

11.	ADDITIONAL PAID-IN CAPITAL

During the years ended December 31, 2005, 2004 and 2003, shareholders of the Company have made contributions in the amount of $Nil, $Nil and $14,338, respectively.

As part of the 2001 acquisition of Castlewood Limited by the Company, the non-management shareholders of the Company agreed to fund up to $79 million in (re)insurance acquisitions by the Company. The capital contribution by those two shareholder groups in 2003 represents the final payment of that $79 million commitment. $65 million of the commitment was funded by the non-management shareholders prior to 2003.

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Other comprehensive income for the years ended December 31, 2005, 2004 and 2003 is comprised of cumulative translation adjustments and unrealized gains and losses on investments as shown in the table below:

	2005	2004	2003

Cumulative translation adjustments	$1,010	$1,909	$1,379
Unrealized gains and losses on investments	—	—	340

	$1,010	$1,909	$1,719

13.	EMPLOYEE BENEFITS

During 2002, the Company entered into an agreement with employees that provided for stock awards. Employee stock awards for 153 Class C ordinary shares and 1,007,552 Class E ordinary shares were granted to the employees. The shares vest over a period of four years. The Company has charged compensation expense of $259, $481 and $896 relating to these restricted share awards in 2005, 2004 and 2003, respectively.

During 2004, the Company established an employee share plan. Employee stock awards for 17 and 744 Class D ordinary shares were granted to employees in the 2005 and 2004 years, respectively. The shares vest over a period of five years. The Company has charged compensation expense of $3,780 and $3,125 relating to these restricted share awards in 2005 and 2004, respectively.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	EARNINGS PER SHARE

The following table sets forth the comparison of basic and diluted earnings per share for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003

BASIC EARNINGS PER SHARE
Net earnings	$80,710	$38,294	$30,592
Weighted average shares outstanding — basic	18,352	18,081	18,000

Basic earnings per share	$4,397.89	$2,117.91	$1,699.56

DILUTED EARNINGS PER SHARE
Net earnings	$80,710	$38,294	$30,592
Weighted average shares outstanding — basic	18,352	18,081	18,000
Share equivalents:
Unvested shares	399	167	—

Weighted average shares outstanding — diluted	18,751	18,248	18,000

Diluted earnings per share	$4,304.30	$2,098.53	$1,699.56

15.	PENSIONS

The Company provides pension benefits to eligible employees through various plans sponsored by the Company. All pension plans, except as described below, are structured as defined contribution plans. Pension expense for the years ended December 31, 2005, 2004 and 2003 was $1,342, $1,126 and $835, respectively.

Hillcot has a defined benefit pension plan which the plan trustees resolved to wind up effective January 1, 2003. At December 31, 2003, based upon an actuarial valuation, the plan was fully funded and the plan actuary has reported that there is no regulatory requirement for Hillcot to further fund the plan prior to its liquidation. During 2003, plan liabilities of Hillcot’s deferred benefit pension plan were reduced by $3,106 as a result of an actuarial surplus and the impact of a cap on liabilities arising from the termination of the plan. This reduction was treated as a reduction in general and administrative expenses in 2003. The liquidation of the plan is scheduled to be completed during 2006.

16.	RELATED PARTY TRANSACTIONS

The Company has entered into transactions with companies and partnerships that are affiliated with Mr. J. Christopher Flowers and/or Mr. John J. Oros or of which Mr. Flowers is a director and the largest shareholder owns a minority interest in a subsidiary of Castlewood. Messrs. Flowers and Oros are members of the Company’s Board of Directors. Mr. Flowers is also the largest shareholder of Enstar, which has an approximately one-third economic and 50% voting interest in the Company.

The transactions involving companies and partnerships where Mr. Flowers has an involvement are as follows:

•	On March 1, 2006, the Company approved a commitment to invest up to $75,000 to J.C. Flowers II L.P., a private investment fund formed by J.C. Flowers & Co. LLC (“Flowers LLC”). Mr. Flowers controls Flowers LLC. John J. Oros, a member of the Company’s board of directors and President and Chief Operating Officer of Enstar, is a managing director of Flowers LLC.

•	In December 2005, JCF Re Holdings LP (“JCF Re”), a Cayman limited partnership, entered into a subscription and shareholders agreement with Fitzwilliam for the establishment of a segregated cell and

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

paid $1,932 to Fitzwilliam as capital and contributed surplus. During the year, Fitzwilliam booked management fees of $40 from JCF Re.

•	In December 2005, the Company invested $24,532 in New NIB, which was formed to hold, together with certain related entities, 100% of the share capital of NIB Capital. Mr. Flowers serves on the supervisory board of NIB Capital. Several officers and directors of the Company made personal investments in New NIB.

•	In June 2005, the Company, through its subsidiary Castlewood (US) Inc., entered into a license agreement with Flowers LLC for the use of certain office space and administrative services from Flowers LLC for an annual payment of $50 running through 2014.

•	In 2004, Hudson invested $9,147 in Cassandra for a 27% interest. JC Flowers I LP also owned a 27% interest in Cassandra. Mr. Flowers is the managing member of JCF Associates I LLC, which is the general partner of JC Flowers I LP.

•	In 2003, the Company and Shinsei Bank, Limited, through their jointly owned company, Hillcot Holdings, completed the acquisition of Hillcot. Mr. Flowers is a director of Shinsei Bank, Limited.

•	During 2003, the Company invested $10,000 in the JCF CFN Entities. The JCF CFN Entities were controlled by JCF Associates I, LLC, the managing member of which was Mr. Flowers. In 2004, the holdings of the JCF CFN Entities were sold.

During the years ended December 31, 2005, 2004 and 2003, Castlewood earned consulting fees of $1,250, $1,250 and $1,250, respectively, from subsidiaries of BH.

In 2002, the Company and BH entered into an investment advisory agreement with Enstar for an agreed annual fee of $400. For the years ended December 31, 2005, 2004 and 2003, the Company incurred fees relating to this agreement of $365, $362 and $330, respectively.

In April 2005, Castlewood (US) Inc. entered into a lease agreement for use of certain office space with its President and Chief Operating Officer running through to 2008 for an annual cost of $131. For the year ended December 31, 2005 Castlewood (US) Inc. incurred rent expense of $119.

As at December 31, 2005 and 2004, no amounts on account of investment fees and other expenses were payable to these related parties and $40 and $Nil, respectively, were receivable from them.

17.	LITIGATION

The Company, in common with the insurance and reinsurance industry in general, is subject to litigation and arbitration in the normal course of its business operations. While the outcome of the litigation cannot be predicted with certainty, the Company is disputing and will continue to dispute all allegations that management believes are without merit. As of December 31, 2005, the Company was not a party to any material litigation or arbitration.

18.	TAXATION

Under current Bermuda law, Castlewood Holdings and its Bermuda subsidiaries are not required to pay taxes in Bermuda on either income or capital gains. Castlewood Holdings and its Bermuda subsidiaries have received an undertaking from the Bermuda government that, in the event of income or capital gains taxes being imposed, Castlewood Holdings and its Bermuda subsidiaries will be exempted from such taxes until the year 2016.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has operating subsidiaries and branch operations in the United States, Barbados, the United Kingdom and Switzerland and is subject to the relevant taxes in those jurisdictions. The weighted average expected tax provision has been calculated using the pre-tax accounting income in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate.

Deferred income taxes arise from the recognition of temporary differences between income determined for financial reporting purposes and income tax purposes. Such differences result from differing bases of depreciation and amortization for tax and book purposes.

As of December 31, 2005 and 2004, UK insurance subsidiaries and branch operations had tax loss carry-forwards, which do not expire, and deductions available for tax purposes of approximately $272,254 and $223,060, respectively. At the time of the acquisition of each of the Company’s U.K. insurance and reinsurance subsidiaries, each company had tax loss carry-forwards that arose prior to acquisition as such entities had performed poorly and generated tax losses. Under U.K. tax law, the tax loss carry-forwards attributable to the acquired companies are retained by them on acquisition by the Company and are available to offset future taxable income generated by the acquired company without time limit and, in accordance with S107(4) of the Finance Act 2000, are also available to offset taxable income generated by the Company’s U.K. consulting subsidiaries.

As the insurance and reinsurance subsidiaries’ investment income is largely offset by expenses, the only future taxable revenue of such entities consists of the reduction in net loss and loss adjustment expense liabilities. As the timing and benefit of such future activities is unpredictable, the Company has determined that it is more likely than not that the carry-forwards will not be utilized and, therefore a valuation allowance of 100% has been provided.

A valuation allowance has been provided for the tax benefit of these items as follows:

	2005	2004

Benefit of loss carry-forward	$81,676	$66,941
Valuation allowance	(81,676)	(66,941)

	$—	$—

The actual income tax rate for the years ended December 31, 2005, 2004 and 2003, differed from the amount computed by applying the effective rate of 0% under the Bermuda law to earnings before income taxes as a result of the following:

	2005	2004	2003

Earnings before income taxes	$81,624	$40,218	$32,082

Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	0.7%	4.8%	4.6%
Other	0.4%	0.0%	0.0%

Effective tax rate	1.1%	4.8%	4.6%

19.	STATUTORY REQUIREMENTS

The Company’s insurance and reinsurance operations are subject to insurance laws and regulations in the jurisdictions in which they operate, including Bermuda, Switzerland and the United Kingdom. Statutory capital

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and surplus as reported to the relevant regulatory authorities for the insurance and reinsurance subsidiaries of the Company as of December 31, 2005 and 2004 was as follows:

	Bermuda		UK		Switzerland
	2005	2004	2005	2004	2005	2004
Required statutory capital and surplus	$15,944	$20,514	$17,458	$16,028	$15,481	$25,161
Actual statutory capital and surplus	$117,622	$62,538	$123,429	$100,992	$44,565	$29,668

	Bermuda		U.K.		Switzerland
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004

Statutory Income	$59,276	$111	$28,894	$(60,592)	$20,004	$(55,929)
Maximum available to be distributed as dividends	$101,678	$42,024	$26,075	$5,699	$—	$—

As at December 31, 2005 and 2004, retained earnings of $8,510 and $8,494 of one of BH’s subsidiaries requires regulatory approval prior to distribution.

20.	COMMITMENTS

The Company leases office space under operating leases expiring in various years through 2015. The leases are renewable at the option of the lessee under certain circumstances. The following is a schedule of future minimum rental payments on non-cancelable leases as of December 31, 2005:

2006	$1,420
2007	880
2008	719
2009	445
2010	229
2011 through 2015	955

$4,648

Rent expense for the years ended December 31, 2005, 2004 and 2003 was $1,696, $1,402 and $1,272, respectively.

21.	SEGMENT INFORMATION

The determination of reportable segments is based on how senior management monitors the Company’s operations. The Company measures the results of its operations under two major business categories: consulting and reinsurance. Consulting fees for the reinsurance segment are intercompany fees paid to the consulting segment. Salary and benefits for the reinsurance segment relate to the discretionary bonus expense related to net earnings after income taxes of the reinsurance segment.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005	Consulting	Reinsurance	Total

Consulting fees	$38,046	$(16,040)	$22,006
Net investment income	576	27,660	28,236
Net realized gains	—	1,268	1,268

	38,622	12,888	51,510

Net reduction in loss and loss adjustment expense liabilities	—	(96,007)	(96,007)
Salaries and benefits	26,864	13,957	40,821
General and administrative expenses	9,246	1,716	10,962
Net foreign exchange loss	10	4,592	4,602

	36,120	(75,742)	(39,622)

Earnings before income taxes, minority interest and share of net earnings of partly-owned companies	2,502	88,630	91,132
Income taxes	(883)	(31)	(914)
Minority interest	—	(9,700)	(9,700)
Share of net earnings of partly-owned companies	—	192	192

NET EARNINGS	$1,619	$79,091	$80,710

2004	Consulting	Reinsurance	Total

Consulting fees	$32,992	$(9,289)	$23,703
Net investment income	460	10,642	11,102
Net realized losses	—	(600)	(600)

	33,452	753	34,205

Net reduction in loss and loss adjustment expense liabilities	—	(13,706)	(13,706)
Salaries and benefits	20,312	5,978	26,290
General and administrative expenses	6,874	3,803	10,677
Net foreign exchange (gain)	(89)	(3,642)	(3,731)

	27,097	(7,567)	19,530

Earnings before income taxes, minority interest and share of net earnings of partly-owned companies	6,355	8,320	14,675
Income taxes	(1,939)	15	(1,924)
Minority interest	—	(3,097)	(3,097)
Share of net earnings of partly-owned companies	—	6,881	6,881
Extraordinary gain	—	21,759	21,759

NET EARNINGS	$4,416	$33,878	$38,294

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2003	Consulting	Reinsurance	Total

Consulting fees	$31,112	$(6,366)	$24,746
Net investment income	265	7,767	8,032
Net realized losses	(862)	(98)	(960)

	30,515	1,303	31,818

Net reduction in loss and loss adjustment expense liabilities	—	(24,044)	(24,044)
Salaries and benefits	12,234	3,427	15,661
General and administrative expenses	6,821	172	6,993
Net foreign exchange (gain)	(219)	(2,143)	(2,362)

	18,836	(22,588)	(3,752)

Earnings before income taxes, minority interest and share of net earnings of partly-owned companies	11,679	23,891	35,570
Income taxes	(1,490)	—	(1,490)
Minority interest	—	(5,111)	(5,111)
Share of net earnings of partly owned companies	—	1,623	1,623

NET EARNINGS	$10,189	$20,403	$30,592

22.	CONDENSED UNAUDITED QUARTERLY FINANCIAL DATA

	2005 Quarters Ended
	December 31	September 30	June 30	March 31

Consulting fees	$8,481	$5,180	$3,857	$4,488
Net investment income and net realized gains	8,355	7,866	8,255	5,028

	16,836	13,046	12,112	9,516

Net reduction in loss and loss adjustment expense liabilities	(89,541)	(1,043)	(3,873)	(1,550)
Salaries and benefits	22,292	6,133	7,522	4,874
General and administrative expenses	1,583	3,239	3,457	2,683
Net foreign exchange loss	2,184	223	1,138	1,057

	(63,482)	8,552	8,244	7,064

Income taxes	698	(285)	(151)	(1,176)
Minority interest	(8,269)	(439)	(612)	(380)
Share of net earnings of partly-owned companies	49	63	32	48

NET EARNINGS	$72,796	$3,833	$3,137	$944

Net earnings per share — Basic	$3,966.65	$209.27	$171.62	$51.75
Net earnings per share — Diluted	$3,882.25	$204.42	$167.32	$50.36
Weighted average shares outstanding — Basic	18,352	18,316	18,279	18,242
Weighted average shares outstanding — Diluted	18,751	18,751	18,749	18,744

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004 Quarters Ended
	December 31	September 30	June 30	March 31

Consulting fees	$8,226	$4,809	$6,290	$4,378
Net investment income and net realized gains	4,607	3,208	480	2,207

	12,833	8,017	6,770	6,585

Net reduction in loss and loss adjustment expense liabilities	(7,654)	(1,879)	(2,333)	(1,840)
Salaries and benefits	11,475	6,422	4,241	4,152
General and administrative expenses	2,453	3,251	2,847	2,126
Net foreign exchange (gain)/loss	(2,476)	(282)	104	(1,077)

	3,798	7,512	4,859	3,361

Income taxes	(1,179)	(291)	(188)	(266)
Minority interest	(2,201)	(484)	44	(456)
Share of net earnings of partly-owned companies	4,048	1,807	342	684
Extraordinary gain (Note 3)	21,759	—	—	—

NET EARNINGS	$31,462	$1,537	$2,109	$3,186

Net earnings per share before extraordinary gains — Basic	$536.64	$85.29	$117.17	$177.00
Extraordinary gain — Basic	1,203.42	—	—	—

Net earnings per share — Basic	$1,740.06	$85.29	$117.17	$177.00

Earnings per share before extraordinary gains — Diluted	$531.73	$85.10	$117.17	$177.00
Extraordinary gain — Diluted	1,192.40	—	—	—

Net earnings per share — Diluted	$1,724.13	$85.10	$117.17	$177.00

Weighted average shares outstanding — Basic	18,081	18,020	18,000	18,000
Weighted average shares outstanding — Diluted	18,248	18,062	18,000	18,000

23.	SUBSEQUENT EVENTS

On March 30, 2006, the Company and Shinsei Bank, Limited (“Shinsei”), through their jointly owned company Hillcot Holdings, completed the acquisition of Aioi Insurance Company of Europe Limited (“Aioi”), a reinsurance company based in London, England, for total consideration of £62 million, of which £50 million was paid in cash and £12 million ($20,856) by way of vendor loan note. Subsequent to the acquisition, Aioi’s name was changed to Brampton Insurance Company Limited. The acquisition has been accounted for using the purchase method of accounting, which requires that the acquirer record the assets and liabilities acquired at their estimated fair value.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The purchase price and fair value of assets acquired are as follows:

Purchase price	$108,885
Direct costs of acquisition	337

109,222
Net assets acquired at fair value	117,898

Excess of net assets over purchase price (negative goodwill)	(8,676)
Less: Minority interest share of negative goodwill	4,329

$(4,347)

Shinsei, the minority interest shareholder of Hillcot Holdings, funded its share of the acquisition with a contribution to Hillcot Holdings’ surplus of $22,918 and an advance of $20,958. The advance is non-interest bearing and has no fixed terms of repayment. Mr. J. Christopher Flowers, a member of the Company’s board of directors, is a director of Shinsei and its largest shareholder.

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed as at the date of the acquisition:

Cash, investments and accrued interest	$322,383
Accounts receivable	10,491
Reinsurance balances payable	(6,728)
Losses and loss adjustment expenses	(208,248)

Net assets acquired at fair value	$117,898

The fair values of reinsurance assets and liabilities acquired are derived from probability weighted ranges of the associated projected cash flows, based on actuarially prepared information and management’s run-off strategy. Any amendment to the fair values resulting from changes in such information or strategy will be recognized when they occur.

On April 12, 2006, Hillcot Holdings entered into a facility loan agreement for $44,356 with an international bank (the “Facility”). On April 13, 2006, Hillcot Holdings drew down $44,356 from the Facility, the proceeds of which were used to repay shareholder funds advanced for the acquisition of Aioi. The interest rate on the Facility is LIBOR plus 2% and the Facility is repayable within four years. The Facility is secured by a first charge over Hillcot Holdings’ shares in Aioi together with a floating charge over Hillcot Holdings’ assets.

On April 26, 2006, the Company declared and paid a dividend to its Class A, B and C shareholders in an aggregate amount of $27,948 and redeemed 22,138,000 of Class E non-voting redeemable shares.

On May 5, 2006, Aioi completed the repurchase of £40 million ($73,800) of its shares. On May 8, 2006, the proceeds of the share repurchase were used to repay the vendor loan note and accumulated interest of £12.1 million ($22,325); reduce the Facility loan by $25,156; and return $23,167 to Hillcot Holdings shareholders.

On May 23, 2006, the Company entered into a definitive Agreement and Plan of Merger with The Enstar Group, Inc. (“Enstar”), a Georgia corporation, and CWMS Subsidiary Corp., a Georgia corporation and a direct wholly-owned subsidiary of the Company, pursuant to which CWMS Subsidiary Corp. will be merged (the “Merger”) with and into Enstar, and Enstar, which will be renamed Enstar USA, Inc., will become a direct wholly-owned subsidiary of the Company. Holders of shares of Enstar common stock will be entitled to receive one ordinary share of the Company in the Merger for each share of Enstar common stock they own.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The board of directors of each of Enstar and the Company unanimously approved the terms and conditions of the Merger Agreement. The transaction is expected to close during the third quarter of 2006.

On May 23, 2006, the Company entered into a Recapitalization Agreement (the “Recapitalization Agreement”), which provides, among other things, for: a recapitalization of the Company in which all outstanding shares will be exchanged for newly created ordinary shares; the appointment of the board of directors of the Company immediately following the Merger; the repurchase for $20,000 of certain shares of the Company from Trident II, L.P. and its affiliates; payments to certain officers and employees of the Company; the purchase, for $6,200, by the Company of the shares of BH beneficially owned by an affiliate of Trident II, L.P. and the adoption of new bye-laws that will include, among other things, certain restrictions on transfers and voting of the ordinary shares. Company shareholders holding the number of shares required to approve the Recapitalization Agreement and the transactions contemplated thereby have agreed to vote in favor of such agreements and transactions.

The Recapitalization Agreement also restricts the transfer by the Company shareholders party thereto of Company ordinary shares they receive in the recapitalization for one year, subject to certain exceptions, and provides that, at the time of the recapitalization, certain shareholders of the Company will enter into a registration rights agreement entitling them to require the Company to register their ordinary shares of the Company for resale under the United States Securities Act of 1933, as amended, beginning one year after the consummation of the Merger, although Trident II, L.P. and certain of its affiliates also have the right to require the Company to register up to 750,000 of the Company’s ordinary shares 90 days from the date of the registration rights agreement and prior to the first anniversary of such date.

On May 23, 2006, the Company entered into a tax indemnification agreement with Mr. Flowers pursuant to which the Company will reimburse and indemnify Mr. Flowers for, and hold him harmless on an after-tax basis against, any increase in Mr. Flower’s U.S. federal, state or local income tax liability (including any interests or penalties relating thereto), and reasonable attorneys’ fees, incurred by Mr. Flowers as a result of certain dispositions of shares of Enstar or dispositions of all or substantially all of the Enstar assets by the Company within the period beginning immediately after the effective time of the Merger and ending five years after the last day of the taxable year that includes the effective time.

The Company has entered into a letter agreement, dated May 23, 2006, with two directors of Enstar, Messrs. Armstrong and Davis, in which the Company, subject to the consummation of the Merger, agrees to repurchase from Messrs. Armstrong and Davis, upon their request, during a 30-day period commencing January 15, 2007, at then prevailing market prices, such number of ordinary shares as provides an amount sufficient for Messrs. Armstrong and Davis to pay taxes on compensation income resulting from the exercise of options by them on May 23, 2006 for 50,000 shares of Enstar common stock in the aggregate. The Company’s obligation to repurchase ordinary shares is limited to 25,000 ordinary shares from each of Messrs. Armstrong and Davis.

In June 2006, a subsidiary of the Company entered into a definitive agreement for the purchase of Cavell Holdings Limited (U.K.) (“Cavell”), a U.K. company, for a purchase price of £31.8 million ($58,800). Cavell owns a U.K. insurance company and a Norwegian reinsurer, both of which are currently in run-off. The transaction is expected to close in the third quarter of 2006.

In June 2006, a subsidiary of the Company also entered into a definitive agreement for the purchase of a minority interest in a U.S. holding company that owns two property and casualty insurers based in the United States. The transaction is expected to close in the fourth quarter of 2006.

On June 7, 2006, the commitment made by the Company in March 2006 to invest an aggregate of $75,000 in J.C. Flowers II L.P. (the “JCF II Fund”), a private investment fund, was accepted by the JCF II Fund. The Company’s commitment may be drawn down by the JCF II Fund over approximately the next five years. No fees will be payable by Castlewood to J.C. Flowers II L.P., J.C. Flowers & Co. LLC, or Mr. Flowers in connection with this investment.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s 2005 consolidated financial statements, the Company’s management determined that the presentation of net foreign exchange loss/(gain) and net reduction in loss and loss adjustment expense liabilities should have been part of expenses, rather than part of income as previously reported. As a result, the accompanying consolidated statements of earnings and certain disclosures for the years ended December 31, 2005, 2004 and 2003 have been restated to reflect the reclassifications between income and expenses. The table below summarizes the effects of the restatement.

	2005		2004		2003
	As previously	As	As previously	As	As previously	As
	reported	restated	reported	restated	reported	restated

Total income	$142,915	$51,510	$51,642	$34,205	$58,224	$31,818
Total expenses	$51,783	$(39,622)	$36,967	$19,530	$22,654	$(3,752)

The reclassification had no impact on net earnings or any related per share amounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Castlewood Holdings Limited

We have reviewed the accompanying condensed consolidated balance sheet of Castlewood Holdings Limited and subsidiaries (the “Company”) as of June 30, 2006, and the related condensed consolidated statements of earnings and comprehensive income for the six-month and the three-month periods ended June 30, 2006 and 2005, and statements of cash flows for the six-month periods ended June 30, 2006 and 2005. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Castlewood Holdings Limited and subsidiaries as of December 31, 2005 and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended; and in our report dated July 4, 2006 (September 18, 2006 as to the effects of the restatement discussed in Note 24), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 11, the accompanying 2005 condensed consolidated statement of earnings has been restated.

/s/  Deloitte & Touche

Hamilton, Bermuda
September 18, 2006

CASTLEWOOD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as of June 30, 2006 and December 31, 2005

	June 30,	December 31,
	2006	2005
	(in thousands of U.S. dollars, except share data)

ASSETS
Total investments	$592,213	$539,568
Cash and cash equivalents	462,088	280,212
Restricted cash and cash equivalents	51,805	65,117
Reinsurance balances receivable	316,571	250,229
Investment in partly-owned companies	17,743	17,480
Other assets	43,119	47,357

TOTAL ASSETS	$1,483,539	$1,199,963

LIABILITIES
Losses and loss adjustment expenses	$1,025,971	$806,559
Reinsurance balances payable	74,818	30,844
Accounts payable and accrued liabilities	18,204	35,337
Payable for securities purchased	15,030	—
Bank loan payable	19,404	—
Other liabilities	11,140	25,773

TOTAL LIABILITIES	1,164,567	898,513

MINORITY INTEREST	61,212	40,544

SHAREHOLDERS’ EQUITY
Share capital
Authorized issued and fully paid, par value $1 each (Authorized 2006: 99,000,000; 2005: 99,000,000)
Ordinary shares (Issued 2006: 18,880; 2005: 18,540)	19	19
Ordinary non-voting redeemable shares (Issued 2006: Nil; 2005: 22,641,774)	—	22,642
Additional paid-in capital	110,188	89,090
Deferred compensation	—	(112)
Accumulated other comprehensive income	3,057	1,010
Retained earnings	144,496	148,257

TOTAL SHAREHOLDERS’ EQUITY	257,760	260,906

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,483,539	$1,199,963

See accompanying Notes to the Unaudited Condensed Consolidated Financial Statements.

CASTLEWOOD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

for the three and six-month periods ended June 30, 2006 and 2005

	Three Months Ended		Six Months Ended
		June 30, 2005		June 30, 2005
		(As Restated —		(As Restated —
	June 30, 2006	See Note 11)	June 30, 2006	See Note 11)
	(In thousands of U.S. dollars, except share and per share data)

Income
Consulting fees	$5,251	$3,857	$11,600	$8,345
Net investment income	11,145	7,651	20,805	13,179
Net realized (losses) gains	(79)	604	(79)	104

	16,317	12,112	32,326	21,628

Expenses
Net reduction in loss and loss adjustment expense liabilities	(4,323)	(3,873)	(6,780)	(5,423)
Salaries and benefits	6,491	7,522	14,440	12,396
General and administrative expenses	4,995	3,457	8,133	6,140
Interest expense	532	—	532	—
Net foreign exchange (gain) loss	(7,497)	1,138	(7,967)	2,195

	198	8,244	8,358	15,308

Earnings before income taxes, minority interest and share of net earnings of partly-owned companies	16,119	3,868	23,968	6,320
Income taxes	581	(151)	795	(1,327)
Minority interest	(4,974)	(612)	(5,186)	(991)
Share of net earnings of partly-owned companies	151	32	263	79

Net earnings before extraordinary gain	11,877	3,137	19,840	4,081
Extraordinary gain — Negative goodwill (net of minority interest of $4,329)	—	—	4,347	—

Net earnings	$11,877	$3,137	$24,187	$4,081

Per Share Data:
Basic earnings per share before extraordinary gain — basic	$644.05	$171.62	$1,075.86	$223.26
Extraordinary gain per share — basic	—	—	235.72	—

Basic earnings per share	$644.05	$171.62	$1,311.58	$223.26

Diluted earnings per share before extraordinary gain — diluted	$633.17	$167.32	$1,057.68	$217.66
Extraordinary gain per share — diluted	—	—	231.74	—

Diluted earnings per share	$633.17	$167.32	$1,289.42	$217.66

Dividends declared per ordinary share	$1,552.67	$—	$1,552.67	$—

Weighted average ordinary shares outstanding — basic	18,441	18,279	18,441	18,279
Weighted average ordinary shares outstanding — diluted	18,758	18,749	18,758	18,749

See accompanying notes to the unaudited condensed consolidated financial statements

CASTLEWOOD HOLDINGS LIMITED

UNAUDITED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six-month periods ended June 30, 2006 and 2005

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(In thousands of U.S. dollars)

NET EARNINGS	$11,877	$3,137	$24,187	$4,081
Other comprehensive income (loss):
Unrealized holding gains on investments arising during the period	1,511	1,406	1,391	906
Reclassification adjustment for net realized losses (gains) included in net earnings	79	(604)	79	(104)
Currency translation adjustment	492	(482)	577	(601)

Other comprehensive income:	2,082	320	2,047	201

COMPREHENSIVE INCOME	$13,959	$3,457	$26,234	$4,282

See accompanying notes to the unaudited condensed consolidated financial statements

CASTLEWOOD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six-month periods ended June 30, 2006 and 2005

	Six Months Ended	Six Months Ended
	June 30, 2006	June 30, 2005
	(In thousands of U.S. dollars)

OPERATING ACTIVITIES:
Net earnings	$24,187	$4,081
Adjustments to reconcile net earnings to cash flows provided by (used in) operating activities:
Minority interest	5,186	991
Negative goodwill (net of minority interest of $4,329)	(4,347)	—
Share of net earnings of partly-owned companies	(263)	(79)
Depreciation and amortization	220	221
Amortization of deferred compensation	112	130
Amortization of bond premiums or discounts	1,362	273
Class D share stock compensation	21,098	2,228
Net realized losses (gains) on sale of available-for-sale securities	79	(604)
Net realized loss on sale of trading securities	—	500
Recognized foreign exchange gain on derivative instruments	—	(13)
Share of net earnings of other investments	(114)	—
Accretion of bank loan	204	—
CHANGES IN ASSETS AND LIABILITIES:
Proceeds on sale of trading securities	—	76,695
Reinsurance balances receivable	4,604	(61,724)
Other assets	24,381	596
Losses and loss adjustment expenses	(27,881)	9,586
Reinsurance balances payable	4,522	4,257
Accounts payable and accrued liabilities	(23,142)	(1,793)
Other liabilities	(14,820)	(424)

Net cash flows provided by operating activities	15,388	34,921

INVESTING ACTIVITIES:
Cash acquired on purchase of subsidiary	117,269	18,006
Cash used for purchase of subsidiary	(88,254)	(1,447)
Distributions from partly-owned companies	—	10,813
Purchase of available-for-sale securities	(62,358)	(124,279)
Proceeds from sale of available-for-sale securities	145,158	85,838
Maturity of available-for-sale securities	52,105	10,773
Maturity of held-to-maturity securities	30,066	—
Purchase of other investments	(428)	—
Movement in restricted cash and cash equivalents	14,100	4,454
Purchase of fixed assets	(293)	(721)

Net cash flows provided by investing activities	207,365	3,437

FINANCING ACTIVITIES:
Redemption of Class E shares	(22,642)	(252)
Distribution of capital to minority shareholders	(11,765)	(548)
Contribution to surplus of subsidiary by minority interest	22,918	—
Dividend paid	(27,948)	—
Receipt of bank loan	44,356	—
Repayment of bank loan	(25,156)	—
Repayment of vendor loan note	(20,970)	—

Net cash flows used in financing activities	(41,207)	(800)

Translation adjustment	330	(296)

NET INCREASE IN CASH AND CASH EQUIVALENTS	181,876	37,262
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	280,212	301,969

CASH AND CASH EQUIVALENTS, END OF PERIOD	$462,088	$339,231

Supplemental Cash Flow Information
Income taxes recovered (paid)	$603	$(1,581)

See accompanying Notes to the Unaudited Condensed Consolidated Financial Statements.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and December 31, 2005
(in thousands of U.S. dollars, except share and per share data)
(unaudited)

1.	DESCRIPTION OF BUSINESS

Castlewood Holdings Limited (“Castlewood Holdings”) was incorporated under the laws of Bermuda on August 16, 2001 and with its subsidiaries (collectively, the “Company”) acquires and manages insurance and reinsurance companies in run-off, and provides management, consultancy and other services to the insurance and reinsurance industry.

The accompanying unaudited interim condensed consolidated financial statements have been prepared on the basis of United States generally accepted accounting principles. In the opinion of management, these consolidated financial statements reflect all the normal recurring adjustments necessary for a fair presentation of the Company’s financial position at June 30, 2006 and its results of operations for the six-month and the three-month periods ended June 30, 2006 and June 30, 2005 and its cash flows for the six-month periods ended June 30, 2006 and 2005. The results of operations for any interim period are not necessarily indicative of the results for a full year.

These statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company’s December 31, 2005 audited financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements — In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS 123(R) “Share Based Payments”. This statement requires compensation costs related to share-based payment transactions to be recognized in the financial statements. The amount of compensation costs will be measured based on the grant-date fair value of the awards issued and will be recognized over the period that an employee provides services in exchange for the award or the requisite service or vesting period. FAS 123(R) is effective for the first interim or annual reporting period beginning after June 15, 2005. The Company adopted, prospectively, the fair value recognition provisions of FAS No. 123 (revised) “Share-Based Payments” (“FAS No. 123(R)”) for all stock options and restricted shares that were outstanding on January 1, 2006 or that are granted or subsequently modified or cancelled. On May 23, 2006, the Company entered into a merger agreement and a recapitalization agreement. As a result of the execution of these agreements, the accounting treatment for share-based awards under Castlewood’s employee share plan changed from book value to fair value. As a result of this modification, the Company recognized additional stock-based compensation of $15,584 for the three month and six months ended June 30, 2006, respectively, due to the adoption of FAS No. 123(R) related to the recording of the employee plan using the fair value method. The effect on the adoption of FAS 123(R) on selected line items was a reduction in deferred compensation of $112 and a reduction of additional paid-in capital of $112.

In November 2005, the Financial Accounting Standards Board (FASB) issued FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (FSP). The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss by reference to various existing accounting literature. The FSP replaces the guidance set forth in paragraphs 10-18 of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to existing other-than-temporary impairment guidance. The FSP supersedes EITF D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value” and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted these new pronouncements on January 1 for its other-than-temporary impairment analysis conducted in the period beginning January 1, 2006. The adoption of these new pronouncements did not have a significant impact on the consolidated equity or net earnings of the Company.

In February 2006, the FASB issued FAS No. 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“FAS 155”). This statement amends FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), and FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and extinguishments of Liabilities” (“FAS 140”). This statement resolves issues addressed in FAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

The significant points of FAS 155 are that this statement:

•	permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

•	clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133;

•	establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

•	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

•	amends FAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

FAS 155 is effective for all instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. As the Company does not intend to invest in or issue such hybrid instruments, adoption of FAS 155 is not expected to have any material impact on our results of operations or financial condition.

In March 2006, the FASB issued FAS No. 156 “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” (“FAS 156”). This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable.

FAS 156 must be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not enter into contracts to service financial assets under which the estimated future revenues from contractually specified servicing fees, late charges, and other ancillary revenues are expected to adequately compensate the Company for performing the servicing. As such, adoption of FAS 156 is not expected to have any material impact on the Company’s results of operations or financial condition.

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation will be effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of FIN 48 and the impact on its consolidated equity or net earnings.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	ACQUISITION

On March 30, 2006, Hillcot Holdings Ltd. (“Hillcot Holdings”), a 50.1% owned subsidiary of Castlewood Holdings, acquired Aioi Insurance Company of Europe Limited (“Aioi”), a reinsurance company based in London, England, for total consideration of £62 million, of which £50 million was paid in cash and £12 million ($20,856) by way of vendor loan note. Subsequent to the acquisition, Aioi’s name was changed to Brampton Insurance Company Limited. The acquisition has been accounted for using the purchase method of accounting, which requires that the acquirer record the assets and liabilities acquired at their estimated fair value.

The purchase price and fair value of assets acquired are as follows:

Purchase price	$108,885
Direct costs of acquisition	337

109,222
Net assets acquired at fair value	117,898

Excess of net assets over purchase price (negative goodwill)	(8,676)
Less: Minority interest share of negative goodwill	4,329

$(4,347)

The minority interest shareholder of Hillcot Holdings funded its share of the acquisition with a contribution to Hillcot Holdings’ surplus of $22,918 and an advance of $20,958. The advance was non-interest bearing and was repaid in full prior to June 30, 2006.

Upon acquisition, Hillcot Holdings acquired 156 million shares, £1 par value per share, which represented 100% of the outstanding share capital of Aioi. On May 5, 2006, Aioi completed the repurchase of 40 million shares, £1 par value per share, for £40 million ($73,800). As at December 31, 2005, the statutory capital and surplus of Aioi, of £65.4 million, was £48.8 million higher than the amount of £16.6 million required to meet the statutory minimum. As the vendor refused to complete the repurchase prior to completion of the transaction, for which it gave no reason, Hillcot Holdings agreed to the purchase of Aioi for the consideration of £62 million on the condition that the share repurchase in the amount of £40 million was approved by the financial services regulator in the U.K., the Financial Services Authority (“FSA”), as part of their approval of the overall purchase transaction. The amount of £40 million was determined following discussions with the FSA and based on maintaining a statutory surplus equal to approximately 150% of the required statutory minimum. On May 8, 2006, the proceeds of the share repurchase were used to repay a vendor loan note and accumulated interest of £12.1 million ($22,325); reducing the facility loan by $25,156 — (see Note 6); and returning $23,167 to Hillcot Holdings shareholders.

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed as at the date of the acquisition:

Cash, investments and accrued interest	$322,383
Accounts receivable	10,491
Reinsurance balances payable	(6,728)
Losses and loss adjustment expenses	(208,248)

Net assets acquired at fair value	$117,898

The fair values of reinsurance assets and liabilities acquired are derived from probability weighted ranges of the associated projected cash flows, based on actuarially prepared information and management’s run-off

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

strategy. Any amendment to the fair values resulting from changes in such information or strategy will be recognized when they occur.

In June 2006, a subsidiary of the Company entered into a definitive agreement for the purchase of Cavell Holdings Limited (U.K.) (“Cavell”), a U.K. company for a purchase price of £31.8 million ($58,800). Cavell owns a U.K. insurance company and a Norwegian reinsurer, both of which are currently in run-off. The transaction is expected to close in the third quarter of 2006.

In June 2006, a subsidiary of the Company also entered into a definitive agreement for the purchase of a minority interest in a U.S. holding company that owns two property and casualty insurers based in Rhode Island. The transaction is expected to close in the fourth quarter of 2006.

4.	EMPLOYEE COMPENSATION

On May 23, 2006, the Company entered into a merger agreement and a recapitalization agreement. These agreements provided for the cancellation of the current annual incentive compensation plan and replace it with a new annual incentive compensation plan. As a result of the execution of these agreements, the accounting treatment for share-based awards under Castlewood’s employee share plan changed from book value to fair value. As a result of the cancellation of the current annual incentive compensation plan, $21,193 of unpaid bonus accrual was reversed during the quarter ended June 30, 2006. The expense relating to the new annual incentive compensation plan for the three and six months ended June 30, 2006 was $2,096 and $4,268, respectively, as compared to $553 and $720 for the three and six months ended June 30, 2005, respectively.

During the quarter ended June 30, 2006, the Company expensed $19,161 (quarter ended June 30, 2005: $1,805) relating to the employee share plan. During the six months ended June 30, 2006, the Company expensed $19,598 (six months ended June 30, 2005: $2,228) relating to the employee share plan. Included in the amounts for the three and six months ended June 30, 2006 is $15,584 relating to the modification of the Company’s employee share plan from a book value plan to a fair value plan.

5.	EARNINGS PER SHARE

The following table sets forth the comparison of basic and diluted earnings per share:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

BASIC EARNINGS PER SHARE
Net earnings	$11,877	$3,137	$24,187	$4,081
Weighted average shares outstanding — basic	18,441	18,279	18,441	18,279

Basic Earnings per Share	$644.05	$171.62	$1,311.58	$223.26

DILUTED EARNINGS PER SHARE
Net earnings	$11,877	$3,137	$24,187	$4,081
Weighted average shares outstanding — basic	18,441	18,279	18,441	18,279
Share equivalents: Unvested shares	317	470	317	470

Weighted average shares outstanding — diluted	18,758	18,749	18,758	18,749

Diluted Earnings per Share	$633.17	$167.32	$1,289.42	$217.66

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	BANK LOAN

On April 12, 2006, Hillcot Holdings entered into a facility loan agreement for $44,356 with a London based bank (the “Facility”). On April 13, 2006, Hillcot Holdings drew down $44,356 from the Facility, the proceeds of which were used to repay shareholder funds advanced for the acquisition of Aioi. The interest rate on the Facility is LIBOR plus 2% and the Facility is repayable within 4 years. The Facility is secured by a first charge over Hillcot Holdings’s shares in Aioi together with a floating charge over Hillcot Holdings’s assets.

On May 8, 2006 Hillcot Holdings reduced its facility loan by $25,156 using the proceeds from the share repurchase of £40 million ($73,800) completed by Aioi.

7.	DIVIDEND PAID AND SHARE REDEMPTION

On April 26, 2006 the Company declared and paid a dividend to its Class A, B and C shareholders in an aggregate amount of $27,948 and paid $22,138 to redeem 22,138,000 Class E non-voting redeemable shares at their par value of $1.00 per share in accordance with the provisions of the Company’s bye-laws.

8. MERGER

On May 23, 2006, the Company entered into a definitive Agreement and Plan of Merger with The Enstar Group, Inc. (“Enstar”), a Georgia corporation, and CWMS Subsidiary Corp., a Georgia corporation and a direct wholly-owned subsidiary of the Company, pursuant to which CWMS Subsidiary Corp. will be merged (the “Merger”) with and into Enstar, and Enstar, which will be renamed Enstar USA, Inc., will become a direct wholly-owned subsidiary of the Company. Holders of shares of Enstar common stock will be entitled to receive one ordinary share of the Company in the Merger for each share of Enstar common stock they own.

The board of directors of each of Enstar and the Company unanimously approved the terms and conditions of the Merger Agreement. The transaction is expected to close during the fourth quarter of 2006.

On May 23, 2006, the Company entered into a Recapitalization Agreement (the “Recapitalization Agreement”), which provides, among other things, for: a recapitalization of the Company in which all outstanding shares will be exchanged for newly created ordinary shares; the designation of the initial board of directors of the Company immediately following the Merger; repurchases of certain shares of the Company from Trident II, L.P. and its affiliates; payments in respect of certain other shares of the Company; the purchase, by the Company of the shares of BH held by an affiliate of Trident II, L.P. and the adoption of new bye-laws that will include, among other things, certain restrictions on transfers and voting of the ordinary shares. Company shareholders holding the number of shares required to approve the Recapitalization Agreement and the transactions contemplated thereby have agreed to vote in favor of such agreements and transactions.

The Recapitalization Agreement also restricts the transfer by the Company’s shareholders party thereto of Company shares received in the recapitalization for one year, subject to certain exceptions, and provides that, at the time of the recapitalization, certain shareholders of the Company will enter into a registration rights agreement entitling them to require Castlewood to register their ordinary shares of Castlewood for resale under the United States Securities Act of 1933, as amended, beginning one year after the consummation of the Merger, although Trident II, L.P. and certain of its affiliates have the right to register up to 750,000 of the Company’s stock 90 days after consummation of the Merger.

On May 23, 2006, the Company entered into a tax indemnification agreement with Mr. Flowers pursuant to which the Company will reimburse and indemnify Mr. Flowers for, and hold him harmless on an after-tax basis against, any increase in Mr. Flower’s U.S. federal, state or local income tax liability (including any interests or penalties relating thereto), and reasonable attorneys’ fees, incurred by Mr. Flowers as a result of

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certain dispositions of shares of Enstar or dispositions of all or substantially all of the Enstar assets by the Company within the period beginning immediately after the effective time of the Merger and ending five years after the last day of the taxable year that includes the effective time.

The Company has entered into a letter agreement, dated May 23, 2006, with two directors of Enstar, Messrs. Armstrong and Davis, in which the Company, subject to the consummation of the Merger, agrees to repurchase from Messrs. Armstrong and Davis, upon their request, during a 30-day period commencing January 15, 2007, at then prevailing market prices, such number of ordinary shares as provides an amount sufficient for Messrs. Armstrong and Davis to pay taxes on compensation income resulting from the exercise of options by them on May 23, 2006 for 50,000 shares of Enstar common stock in the aggregate. The Company’s obligation to repurchase ordinary shares is limited to 25,000 ordinary shares from each of Messrs. Armstrong and Davis.

9.  COMMITMENT

On June 7, 2006, the commitment made by the Company in March 2006 to invest an aggregate of $75,000 in J.C. Flowers II L.P. (the “JCF II Fund”), a private investment fund, was accepted by the JCF II Fund. The Company’s commitment may be drawn down by the JCF II Fund over approximately the next six years. In August 2006, the JCF II Fund drew down $5.7 million of the Company’s $75 million commitment to the JCF II Fund.

10.	SEGMENT INFORMATION

The determination of reportable segments is based on how senior management monitors the Company’s operations. The Company measures the results of its operations under two major business categories: reinsurance and consulting. Consulting fees for the reinsurance segment are intercompany fees paid to the consulting segment. Salary and benefits for the reinsurance segment relate to the discretionary bonus expense on the net income before taxes of the reinsurance segment.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended
	June 30, 2006
	Reinsurance	Consulting	Total

Consulting fees	$(5,236)	$10,487	$5,251
Net investment income and net realized losses	10,730	336	11,066

	5,494	10,823	16,317

Net reduction in loss and loss adjustment expense liabilities	(4,323)	—	(4,323)
Salaries and benefits	1,768	4,723	6,491
General and administrative expenses	1,452	3,543	4,995
Interest expense	532	—	532
Net foreign exchange (gain) loss	(8,772)	1,275	(7,497)

	(9,343)	9,541	198

Earnings before income taxes, minority interest and share of income of partly-owned companies	14,837	1,282	16,119
Income taxes	7	574	581
Minority interest	(4,974)	—	(4,974)
Share of income of partly-owned companies	151	—	151

Net earnings before extraordinary gain	10,021	1,856	11,877
Extraordinary gain	—	—	—

Net earnings	$10,021	$1,856	$11,877

	Three Months Ended
	June 30, 2005
	Reinsurance	Consulting	Total

Consulting fees	$(3,979)	$7,836	$3,857
Net investment income and net realized losses	8,120	135	8,255

	4,141	7,971	12,112

Net reduction in loss and loss adjustment expense liabilities	(3,873)	—	(3,873)
Salaries and benefits	852	6,670	7,522
General and administrative expenses	589	2,868	3,457
Net foreign exchange loss (gain)	1,149	(11)	1,138

	(1,283)	9,527	8,244

Earnings before income taxes, minority interest and share of income of partly-owned companies	5,424	(1,556)	3,868
Income taxes	(16)	(135)	(151)
Minority interest	(612)	—	(612)
Share of income of partly-owned companies	32	—	32

Net earnings	$4,828	$(1,691)	$3,137

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six Months Ended
	June 30, 2006
	Reinsurance	Consulting	Total

Consulting fees	$(8,822)	$20,422	$11,600
Net investment income and net realized losses	20,149	577	20,726

	11,327	20,999	32,326

Net reduction in loss and loss adjustment expense liabilities	(6,780)	—	(6,780)
Salaries and benefits	3,619	10,821	14,440
General and administrative expenses	2,129	6,004	8,133
Interest expense	532	—	532
Net foreign exchange (gain) loss	(9,216)	1,249	(7,967)

	(9,716)	18,074	8,358

Earnings before income taxes, minority interest and share of income of partly-owned companies	21,043	2,925	23,968
Income taxes	44	751	795
Minority interest	(5,186)	—	(5,186)
Share of income of partly-owned companies	263	—	263

Net earnings before extraordinary gain	16,164	3,676	19,840
Extraordinary gain	4,347	—	4,347

Net earnings	$20,511	$3,676	$24,187

	Six Months Ended
	June 30, 2005
	Reinsurance	Consulting	Total

Consulting fees	$(8,063)	$16,408	$8,345
Net investment income and net realized losses	13,040	243	13,283

	4,977	16,651	21,628

Net reduction in loss and loss adjustment expense liabilities	(5,423)	—	(5,423)

Salaries and benefits	852	11,544	12,396
General and administrative expenses	1,262	4,878	6,140
Net foreign exchange loss	2,158	37	2,195

	(1,151)	16,459	15,308

Earnings before income taxes, minority interest and share of income of partly-owned companies	6,128	192	6,320
Income taxes	(472)	(855)	(1,327)
Minority interest	(991)	—	(991)
Share of income of partly-owned companies	79	—	79

Net earnings	$4,744	$(663)	$4,081

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s 2005 unaudited condensed consolidated financial statements, the Company’s management determined that the presentation of net foreign exchange (gain) loss and net reduction in loss and loss adjustment expense liabilities should have been part of expenses, rather than part of income as previously reported. As a result, the accompanying unaudited condensed consolidated statements of earnings and certain disclosures for the three and six-month periods ended June 30, 2005 have been restated to reflect the reclassifications between income and expense. The table below summarizes the effects of the restatement.

	Three Months Ended June 30, 2005		Six Months Ended June 30, 2005
	As previously	As	As previously	As
	reported	restated	reported	restated

Total income	$15,985	$12,112	$27,051	$21,628
Total expenses	$12,117	$8,244	$20,731	$15,308

The reclassification had no impact on net earnings or any related per share amounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Castlewood Holdings Limited

We have audited the consolidated financial statements of Castlewood Holdings Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and have issued our report thereon dated July 4, 2006 (September 18, 2006 as to the effects of the restatement discussed in Note 24) included elsewhere in this Registration Statement. Our audits also included the financial statement schedules listed in the index to the financial statements and schedules of this Registration Statement. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to Schedule II, the condensed statements of earnings included in Schedule II has been restated.

/s/  DELOITTE & TOUCHE

Hamilton, Bermuda
July 4, 2006 (September 18, 2006 as
to the effects of the restatement
discussed in Note 3 to Schedule II)

SCHEDULE I
CASTLEWOOD HOLDINGS LIMITED

SUMMARY OF INVESTMENTS — OTHER THAN INVESTMENTS IN RELATED PARTIES

	As of December 31, 2005
			Amount at Which
			Shown in the
Type of Investment	Cost	Market Value	Balance Sheet
	(in thousands of U.S. dollars)

Fixed Maturities:
Bonds:
United States government and government agencies and authorities	$218,977	$215,673	$218,977
All other corporate bonds	77,607	75,597	77,607

Total fixed maturities	296,584	291,270	296,584

Short-term investments	216,624	216,624	216,624
Investment in limited partnership	24,532	24,532	24,532
Private investment fund	1,828	1,828	1,828

Total investments	$539,568	$534,254	$539,568

SCHEDULE II
CASTLEWOOD HOLDINGS LIMITED

CONDENSED BALANCE SHEETS
as of December 31, 2005 and 2004

	2005	2004
	(in thousands of U.S. dollars, except share data)

ASSETS
Cash and cash equivalents	$3,197	$4,414
Balances due from subsidiaries	56,608	53,290
Investments in subsidiaries	201,962	106,982
Goodwill	21,222	21,222
Accounts receivable and other assets	6	1,023

TOTAL ASSETS	$282,995	$186,931

LIABILITIES
Accounts payable and accrued liabilities	$2,019	124
Balances due to subsidiaries	3,172	3,172

TOTAL LIABILITIES	5,191	3,296

MINORITY INTEREST	17,908	8,208

SHAREHOLDERS’ EQUITY
Ordinary shares, par value $1 per share, issued and outstanding (2005: 22,660,313) (2004: 22,912,057)	22,661	22,912
Additional paid-in capital	89,090	85,340
Deferred compensation	(112)	(372)
Retained earnings	148,257	67,547

TOTAL SHAREHOLDERS’ EQUITY	259,896	175,427

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$282,995	$186,931

See accompanying Notes to the Condensed Financial Statements.

CASTLEWOOD HOLDINGS LIMITED

CONDENSED STATEMENTS OF EARNINGS (AS RESTATED — SEE NOTE 3)
for the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(in thousands of U.S. dollars)

INCOME
Net investment income (loss)	$113	$173	$(366)
Dividend income from subsidiaries	2,051	10,500	74,014

	2,164	10,673	73,648

EXPENSES
Salaries and benefits	5,851	3,605	896
General and administrative expenses	590	345	32
Foreign exchange losses (gains)	293	(276)	(337)

	6,734	3,674	591

(LOSS) EARNINGS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS (LOSS) OF CONSOLIDATED SUBSIDIARIES	(4,570)	6,999	73,057
EQUITY IN UNDISTRIBUTED EARNINGS (LOSS) OF CONSOLIDATED SUBSIDIARIES	94,980	34,392	(37,354)
MINORITY INTEREST	(9,700)	(3,097)	(5,111)

NET EARNINGS	$80,710	$38,294	$30,592

See accompanying Notes to the Condensed Financial Statements.

CASTLEWOOD HOLDINGS LIMITED

CONDENSED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(in thousands of U.S. dollars)

OPERATING ACTIVITIES:
Net cash flows (used in) provided by operating activities	$(2,986)	$2,185	$12,726

INVESTING ACTIVITIES:
Cash used for purchase of subsidiaries	—	—	(23,277)
Cash used for purchase of other investments	—	—	(10,200)
Dividends received from subsidiaries	2,051	10,500	74,014

Net cash flows provided by investing activities	2,051	10,500	40,537

FINANCING ACTIVITIES:
Dividends paid	—	(7,750)	(53,801)
Contribution of capital	—	—	14,338
Redemption of ordinary shares	(282)	(4,618)	(12,990)

Net cash flows used in financing activities	(282)	(12,368)	(52,453)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,217)	317	810
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,414	4,097	3,287

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,197	$4,414	$4,097

See accompanying Notes to the Condensed Financial Statements.

CASTLEWOOD HOLDINGS LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(in thousands of U.S. dollars)

1.	DESCRIPTION OF BUSINESS

Castlewood Holdings Limited (“Castlewood Holdings”) was incorporated under the laws of Bermuda on August 16, 2001 and with its subsidiaries (collectively the “Company”) acquires and manages insurance and reinsurance companies in run-off, and provides management, consultancy and other services to the insurance and reinsurance industry.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation — The condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying condensed financial statements have been prepared using the equity method to account for the investments in subsidiaries. Under the equity method, the investments in consolidated subsidiaries are stated at cost plus the equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

3.	RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s 2005 condensed financial statements, the Company’s management determined that the presentation of net foreign exchange loss/(gain) should have been part of expenses, rather than part of income as previously reported. As a result, the accompanying condensed statements of earnings for the years ended December 31, 2005, 2004 and 2003 have been restated to reflect the reclassification between income and expenses. The table below summarizes the effects of the restatement.

	2005		2004		2003
	As previously	As	As previously	As	As previously	As
	reported	restated	reported	restated	reported	restated

Total income	$1,871	$2,164	$10,949	$10,673	$73,985	$73,648
Total expenses	6,441	6,734	3,950	3,674	928	591

The reclassification had no impact on net earnings.

SCHEDULE III

CASTLEWOOD HOLDINGS LIMITED

SUPPLEMENTARY INSURANCE INFORMATION

	Year Ended December 31, 2005
		Reserves
	Deferred	for Loss		Net	Net	Losses	Amortization	Other	Net
	Acquisition	and Loss	Unearned	Premiums	Investment	and Loss	of Deferred	Operating	Premiums
	Costs	Expenses	Premiums	Earned	Income	Expenses	Acquisition Costs	Expenses	Written
	(in thousands of U.S. dollars)

Reinsurance	$—	$806,559	$—	$—	$27,660	$(96,007)	$—	$15,673	$—
Consulting	—	—	—	—	576	—	—	36,110	—

Total	$—	$806,559	$—	$—	$28,236	$(96,007)	$—	$51,783	$—

	Year Ended December 31, 2004
		Reserves
	Deferred	for Loss		Net	Net	Losses	Amortization	Other	Net
	Acquisition	and Loss	Unearned	Premiums	Investment	and Loss	of Deferred	Operating	Premiums
	Costs	Expenses	Premiums	Earned	Income	Expenses	Acquisition Costs	Expenses	Written

Reinsurance	$—	$1,047,313	$—	$—	$10,642	$(13,706)	$—	$9,781	$—
Consulting	—	—	—	—	460	—	—	27,186	—

Total	$—	$1,047,313	$—	$—	$11,102	$(13,706)	$—	$36,967	$—

	Year Ended December 31, 2003
		Reserves
	Deferred	for Loss		Net	Net	Losses	Amortization	Other	Net
	Acquisition	and Loss	Unearned	Premiums	Investment	and Loss	of Deferred	Operating	Premiums
	Costs	Expenses	Premiums	Earned	Income	Expenses	Acquisition Costs	Expenses	Written

Reinsurance	$—	$381,531	$—	$—	$7,767	$(24,044)	$—	$3,599	$—
Consulting	—	—	—	—	265	—	—	19,055	—

Total	$—	$381,531	$—	$—	$8,032	$(24,044)	$—	$22,654	$—

SCHEDULE IV

CASTLEWOOD HOLDINGS LIMITED

SUPPLEMENTARY REINSURANCE INFORMATION
For Years Ended December 31, 2005, 2004 and 2003

Percentage of
		Ceded to Other	Assumed from		Amount Assumed
	Gross	Companies	Other Companies	Net Amount	to Net
(in thousands of U.S. dollars)

Year Ended December 31, 2005	$—	$—	$—	$—	$—
Year Ended December 31, 2004	$—	$—	$—	$—	$—
Year Ended December 31, 2003	$—	$—	$—	$—	$—

SCHEDULE VI

CASTLEWOOD HOLDINGS LIMITED

SUPPLEMENTARY INFORMATION CONCERNING PROPERTY/CASUALTY INSURANCE OPERATIONS
For Years Ended December 31, 2005, 2004 and 2003

						Net Losses
						and Loss	Net Losses
		Reserves				Expenses	and Loss	Net Paid	Amortization
	Deferred	for Loss		Net	Net	Incurred	Expenses	Losses	of Deferred	Other	Net
	Acquisition	and Loss	Unearned	Premiums	Investment	in Current	Incurred in	and Loss	Acquisition	Operating	Premiums
	Costs	Expenses	Premiums	Earned	Income	Year	Prior Year	Expenses	Costs	Expenses	Written
	(in thousands of U.S. dollars)

2005	$—	$806,559	$—	$—	$28,236	$—	$(96,007)	$69,007	$—	$51,783	$—
2004	—	1,047,313	—	—	11,102	—	(13,706)	19,019	—	36,967	—
2003	—	381,531	—	—	8,032	—	(24,044)	4,094	—	22,654	—

Total	$—	$2,235,403	$—	$—	$47,370	$—	$(133,757)	$92,120	$—	$111,404	$—

Annex A

AGREEMENT AND PLAN OF MERGER
AMONG
CASTLEWOOD HOLDINGS LIMITED
CWMS SUBSIDIARY CORP.
AND
THE ENSTAR GROUP, INC.
DATED AS OF MAY 23, 2006

List of Exhibits

Exhibit	Title

1.4	Form of Articles of Incorporation
2.11	Form of Affiliate Agreement

A-ii

AGREEMENT AND PLAN OF MERGER, dated as of May 23, 2006 (this “Agreement”), among Castlewood Holdings Limited, a Bermuda company (“Parent”), CWMS Subsidiary Corp., a Georgia corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and The Enstar Group, Inc., a Georgia corporation (the “Company” and together with Parent and Merger Sub, the “parties” and each, a “party”).

WITNESSETH:

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Sub deem it advisable and in the best interests of their corporations and shareholders that the Company and Parent engage in a business combination in order to advance the long-term strategic business interests of the Company and Parent;

WHEREAS, in furtherance thereof, the respective Boards of Directors of the Company, Parent and Merger Sub have approved and declared advisable this Agreement and the merger (the “Merger”) of Merger Sub with and into the Company, on the terms and subject to the conditions set forth in this Agreement, and the Board of Directors of the Company has resolved to recommend that the Company’s stockholders vote for the adoption of this Agreement;

WHEREAS, Parent and certain members of Parent have entered into an agreement, dated as of the date hereof (the “Parent Recapitalization Agreement”), pursuant to which, subject to the terms and conditions thereof, certain changes to the capitalization of Parent shall be effected prior to the Merger (collectively, the “Parent Recapitalization”);

WHEREAS, Parent and certain shareholders of the Company (the “Principal Shareholders”) are entering into an agreement, dated as of the date hereof (the “Support Agreement”), pursuant to which, subject to the terms and conditions thereof, the Principal Shareholders have agreed, among other things, to vote their shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) in favor of the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (each, a “Treasury Regulation”), and by executing this Agreement the parties hereby adopt this Agreement as a plan of reorganization for purposes of Section 368(a) of the Code and the Treasury Regulations.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER; CERTAIN RELATED MATTERS

Section 1.1  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Georgia Business Corporation Code (the “GBCC”), Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (with respect to all post-closing periods, the “Surviving Corporation”). At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and Section 14-2-1106 of the GBCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.2  Closing.  Upon the terms and subject to the conditions set forth in Article VI, and the termination rights set forth in Article VII, the closing of the Merger (the “Closing”) will take place as promptly as practicable (but no later than the third Business Day) after the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the fulfillment or waiver of those conditions) set forth in Article VI, unless this Agreement has been previously terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties (the actual date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York, 10022, at 9:00 a.m. New York City time, unless another place is agreed to in writing by the parties. “Business Day” shall mean any day other than a day on which banks are required or authorized to close in the City of New York.

Section 1.3  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable following the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI, on the Closing Date the parties shall (i) file a certificate of merger as contemplated by the GBCC (the “Certificate of Merger”), together with any required related certificates, with the Secretary of State of the State of Georgia, in such form as is required by, and executed in accordance with, Section 14-2-1105(b) of the GBCC and (ii) make all other filings or recordings required under the GBCC, including publication of the notice of merger contemplated by Section 14-2-1105.1 of the GBCC. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Georgia on the Closing Date, or at such subsequent time as Parent and the Company shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 1.4  Articles of Incorporation.  The articles of incorporation of the Company shall be amended and restated at the Effective Time to be in the form of Exhibit 1.4 and, as so amended and restated, such articles of incorporation shall be the articles of incorporation of the Surviving Corporation (the “Articles of Incorporation”), until thereafter amended as provided therein or by applicable law; provided, however, that such Articles of Incorporation shall be amended to reflect that the name of the Surviving Corporation shall be “Enstar USA, Inc.”

Section 1.5  By-Laws.  The by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”) until thereafter amended as provided therein or by applicable law.

Section 1.6  Directors.  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the By-Laws.

Section 1.7  Officers.  The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the By-Laws.

Section 1.8  Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, together with the Company Rights, shall be converted into the right to receive one (the “Exchange Ratio”) validly issued, fully paid and non-assessable ordinary share, par value $1.00 per share, of Parent (“Parent Ordinary Shares”) (together with any cash in lieu of fractional Parent Ordinary Shares to be paid pursuant to Section 2.5, the “Merger Consideration”). “Company Rights” shall mean the rights associated with the Rights Agreement, dated as of January 20, 1997, as amended, between the Company and American Stock Transfer and Trust Company (the “Company Rights Agreement”).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, all shares of Company Common Stock and all Company Rights issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be canceled and retired, and each certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock and/or Company Rights (the “Certificates”) shall thereafter represent only the right to receive the Merger

Consideration with respect to such shares of Company Common Stock and Company Rights formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, each share of Company Common Stock held by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and retired and no payment shall be made with respect thereto.

(d) At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation and such shares shall constitute the only issued and outstanding shares of common stock of the Surviving Corporation.

Section 1.9  Treatment of Company Stock Options.

(a) Company Stock Options.  At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, Parent will assume each then outstanding option to purchase shares of Company Common Stock (a “Company Stock Option”) granted pursuant to any compensatory plan, program or arrangement providing for the purchase of Company Common Stock (each, a “Company Stock Plan”), whether or not exercisable at the Effective Time and regardless of the exercise price thereof, in a manner consistent with the requirements of Section 424(a) of the Code. Pursuant to the immediately preceding sentence, the following process shall be applied to effect the assumption of such Company Stock Options. Parent shall determine the ratio (the “Company Option Ratio”) of (i) the exercise price for a share of Company Common Stock subject to each Company Stock Option (the “Company Exercise Price”) to (ii) the average closing price of a share of Company Common Stock for the five trading days ending on the trading day immediately prior to the Effective Time (the “Company Closing Value”). Parent shall also determine the product of (i) the remainder of (A) the Company Closing Value minus (B) the Company Exercise Price, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Stock Option (such product hereinafter called the “Company Option Spread”). Parent shall establish the exercise price to purchase each Parent Ordinary Share (the “Parent Exercise Price”) under each assumed option such that the ratio of (i) the Parent Exercise Price to (ii) the average closing price of each Parent Ordinary Share for the five trading days starting with the first trading day occurring after the Effective Time (the “Parent Closing Value”) is equal to the Company Option Ratio. Parent shall determine the number of Parent Ordinary Shares subject to each assumed Company Stock Option by dividing (i) the Company Option Spread by (ii) the remainder of (A) the Parent Closing Value minus (B) the Parent Exercise Price; provided, that if the Company Option Spread is zero, the number of Parent Ordinary Shares subject to each assumed Company Stock Option shall equal the Company Closing Value multiplied by the number of shares of Company Common Stock subject to such Company Stock Option and divided by the Parent Closing Value; provided, further, that any fractional Parent Ordinary Share resulting from such quotient shall be cashed out based on the Parent Closing Value and taking into account the applicable portion of the Parent Exercise Price related thereto. Each assumed Company Stock Option shall be deemed vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested immediately prior to the Effective Time, except to the extent such Company Stock Option by its written terms as set forth in the relevant option agreement as in effect immediately prior to the date hereof provides for acceleration of vesting by reason of the transactions contemplated hereby. Each assumed Company Stock Option will otherwise continue to have, and be subject to, the same terms and conditions as in effect immediately prior to the Effective Time.

(b) Registrations.  Prior to the Closing, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Ordinary Shares for delivery upon exercise of Company Stock Options. Reasonably promptly after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form), with respect to the Parent Ordinary Shares subject to such options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

(c) Section 16 Matters.  Prior to the Effective Time, each of Parent and the Company shall take all such reasonable steps as may be required and are consistent with applicable law and regulations to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Ordinary Shares (including derivative securities with respect to Parent Ordinary Shares) in the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 1.10  Company Restricted Stock Units.  Each restricted stock unit issued under The Enstar Group, Inc. Deferred Compensation and Stock Plan for Non-Employee Directors (the “Directors Deferred Plan”) that is outstanding immediately prior to the Effective Time shall automatically convert, as of the Effective Time, from a right in respect of a share of Company Common Stock into a right in respect of the Merger Consideration. The Company has amended the Directors Deferred Plan to provide that (i) no portion of any retainer or other fees payable currently to a director from and after the date hereof shall be distributable in the Company Common Stock and (ii) all amounts deferred under the Directors Deferred Plan, or credited as dividends equivalents thereunder, from and after the date hereof (the “Additional Accruals”), shall be valued by reference to the Company’s Common Stock prior to the Effective Time and the Parent Ordinary Shares from and after the Effective Time, but such Additional Accruals shall be distributable solely in cash, in accordance with the otherwise applicable distributions provisions of the Directors Deferral Plan.

Section 1.11  Certain Adjustments.  If, except pursuant to the Parent Recapitalization, between the date of this Agreement and the Effective Time, the outstanding Parent Ordinary Shares or shares of Company Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Exchange Ratio shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1  Exchange Fund.  Prior to the Effective Time, Parent shall appoint a commercial bank or trust company to act as exchange agent hereunder (which entity shall be reasonably acceptable to the Company) for the purpose of exchanging Certificates for the Merger Consideration (the “Exchange Agent”). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of record, as of the Effective Time, of Company Common Stock, certificates representing the Parent Ordinary Shares issuable pursuant to Section 1.8 in exchange for outstanding shares of Company Common Stock. Parent agrees to make available, or cause the Surviving Corporation to make available, directly or indirectly to the Exchange Agent, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.5 and any dividends and other distributions pursuant to Section 2.3. Any cash and certificates of Parent Ordinary Shares deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided, that no such gain or loss thereon shall affect the amounts payable to the holders of shares of Company Common Stock pursuant to Article I and this Article II. Any interest and other income resulting from such investments shall promptly be paid to Parent.

Section 2.2  Exchange Procedures.  Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record, as of the Effective Time, of Company Common Stock (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Company Common Stock shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Parent may reasonably specify (such letter to be reasonably acceptable to the Company prior to the Effective Time) and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more certificates for Parent Ordinary Shares representing, in the aggregate, the whole number of Parent Ordinary Shares that such holder has the right to receive pursuant to Section 1.8 (after taking into account all shares of Company Common Stock surrendered by such holder) and (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Article II, consisting of cash in lieu of any fractional Parent Ordinary Shares pursuant to Section 2.5 and dividends and other distributions pursuant to Section 2.3. No interest will be paid or will accrue on any cash payable pursuant to Section 2.3 or Section 2.5. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, one or more certificates for Parent Ordinary Shares evidencing, in the aggregate, the proper number of Parent Ordinary Shares, a check in the proper amount of cash in lieu of any fractional Parent Ordinary Shares pursuant to Section 2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such Company Common Stock to such a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

Section 2.3  Distributions with Respect to Unexchanged Shares.  All Parent Ordinary Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time. No dividends or other distributions declared or made in respect of the Parent Ordinary Shares shall be paid to the holder of any Certificate until the holder of such Certificate shall surrender such Certificate in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to such holder, without interest, all dividends or other distributions payable with respect to the Parent Ordinary Shares delivered to such holder pursuant to Section 2.2 with a record date after the Effective Time but prior to such surrender and a payment date prior to such surrender.

Section 2.4  No Further Ownership Rights in Company Common Stock.  All Parent Ordinary Shares issued and cash paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3 or 2.5) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

Section 2.5  No Fractional Parent Ordinary Shares.

(a) No certificates or scrip representing fractional Parent Ordinary Shares or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Parent.

(b) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of Parent Ordinary Shares (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a Parent Ordinary Share multiplied by (ii) the average closing price for a share of Company Common Stock as reported on the NASDAQ National Market System (“Nasdaq”) for the five trading days ending on the trading day prior to the Closing Date divided by (iii) the Exchange Ratio.

(c) As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall deposit or cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

Section 2.6  Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to Parent or otherwise on the instruction of Parent, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.8 and Section 2.2, any cash in lieu of fractional Parent Ordinary Shares to which such holders are entitled pursuant to Section 2.5 and any dividends or distributions with respect to Parent Ordinary Shares to which such holders are entitled pursuant to Section 2.3. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. “Governmental Entity” shall mean (i) any nation or government, any state or other political subdivision or instrumentality thereof, (ii) any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, (iii) any court, tribunal or arbitrator, or (iv) any self regulatory organization. “Person” shall mean individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Securities Exchange Act of 1934, as amended, the “Exchange Act”).

Section 2.7  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional Parent Ordinary Shares to which such holders are entitled pursuant to Section 2.5, and unpaid dividends and distributions on Parent Ordinary Shares to which such holders are entitled pursuant to Section 2.3, as the case may be, deliverable in respect thereof, pursuant to this Agreement.

Section 2.8  Withholding Rights.  Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Stock Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and Treasury Regulations, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Company Stock Options in respect of which such deduction and withholding was made by Parent, the Surviving Corporation and the Exchange Agent.

Section 2.9  Further Assurances.  After the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 2.10  Stock Transfer Books.  The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be cancelled and converted into the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby (including any cash in lieu of fractional Parent Ordinary Shares to which the holders thereof are entitled pursuant to Section 2.5) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

Section 2.11  Affiliates.  Notwithstanding anything to the contrary herein, to the fullest extent permitted by law, no certificates representing Parent Ordinary Shares or cash shall be delivered to a Person who may be deemed an “affiliate” (an “Affiliate”) of the Company in accordance with Section 5.9 for purposes of Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”), and applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) until such Person has executed and delivered an affiliate agreement in the form of Exhibit 2.11 to this Agreement pursuant to which such Affiliate shall agree to be bound by the provisions of Rule 145 promulgated under the Securities Act (an “Affiliate Agreement”) to Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1  Representations and Warranties of Parent.  Except (x) as set forth in the Parent disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation and warranty or covenant and any other representation or warranty, if it is readily apparent that the disclosure set forth in the Parent Disclosure Letter is applicable to such other representation or warranty) or (y) as disclosed in the Company SEC Reports as of the date hereof, but only to the extent the exception is reasonably apparent from such disclosure, Parent represents and warrants to the Company as follows:

(a) Organization, Standing and Power; Subsidiaries.   Each of Parent and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be, has the requisite corporate (or similar) power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failures to be so organized, existing and in good standing or to have such power and authority, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failures so to qualify or to be in good standing, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (“Company Exhibit 21”) includes all the Subsidiaries of Parent. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Parent have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by Parent, free and clear of all Liens and free of any other restriction except for restrictions imposed by applicable securities laws. Except for the Subsidiaries listed on Company Exhibit 21, neither Parent nor any of its Subsidiaries is the record or beneficial owner, directly or indirectly, of any capital stock or other equity ownership interest in any other Person.

(i) For purposes of this Agreement:

(A) “Lien” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.

(B) “Material Adverse Effect” means, with respect to any entity, any event, change, circumstance or effect that, individually or in the aggregate, is or would be reasonably likely to be materially adverse to (x) the business, financial condition, assets or results of operations of such entity and its Subsidiaries, taken as a whole, other than any event, change, circumstance or effect relating (i) to the economy or financial markets in general, (ii) to changes in general in the industries in which such entity operates, provided, however, that the effect of such changes shall be included to the extent of, and in the amount of, the disproportionate impact (if any) they have on such entity relative to the other participants in such industry, (iii) to changes in applicable law or regulations or in generally accepted accounting principles (“GAAP”), provided, however, that the effect of such changes shall be included to the extent of, and in the amount of, the disproportionate impact (if any) they have on such entity relative to other

Persons with similar lines of business, or (iv) to the announcement of this Agreement or the transactions contemplated hereby; or (y) the ability of such entity and its Subsidiaries to consummate the transactions contemplated by this Agreement and by the Parent Recapitalization Agreement.

(C) “Subsidiary” when used with respect to any party means any corporation or other Person, whether incorporated or unincorporated, (x) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (y) at least 50% of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other Person is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries; provided, that when used with respect to the Company, Subsidiary shall not refer to Parent and its Subsidiaries.

(D) “Board of Directors” means the Board of Directors of any specified Person and any committees thereof.

(b) Capital Structure.

(i) As of the date hereof, the authorized capital stock of Parent consisted of (A) Class A Ordinary Shares, par value $1.00 per share (“Parent Class A Shares”), of which 6,000 shares were outstanding, (B) Class B Ordinary Shares, par value $1.00 per share (“Parent Class B Shares”), of which 6,000 shares were outstanding, (C) Class C Ordinary Shares, par value $1.00 per share (“Parent Class C Shares” and together with Parent Class A Shares and Parent Class B Shares, the “Parent Voting Ordinary Shares”), of which 6,153 shares were outstanding, (D) Class D Non-Voting Ordinary Shares, par value $1.00 per share, of which 740.658 shares were outstanding, and (E) Class E Non-Voting Ordinary Redeemable Shares, par value $1.00 per share, of which zero shares were outstanding. As of the Effective Time and prior to the issuance of the Merger Consideration, the amended constitutive documents of Parent attached to the Parent Recapitalization Agreement shall have become effective, the Parent Recapitalization shall have occurred and the authorized capital stock of Parent shall consist of (x) 100,000,000 Parent Ordinary Shares, of which 6,139,425 shares will be outstanding, (y) 6,000,000 non-voting ordinary shares, par value $1.00 per share, of which 2,972,892 will be outstanding, and (z) 50,000,000 preferred shares, par value $1.00 per share, none of which will be issued. All issued and outstanding shares of the capital stock of Parent are, and when Parent Ordinary Shares are issued in the Merger or upon exercise of Company Stock Options converted in the Merger pursuant to Section 1.9, such shares will be, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights.

(ii) Except as otherwise set forth in this Section 3.1(b), as contemplated by Section 1.8, Section 1.9, Section 1.10 and pursuant to the Parent Recapitalization, there are no securities, options, warrants, calls, rights commitments, agreements, arrangements or undertakings of any kind outstanding or to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except pursuant to the Parent Recapitalization, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its Subsidiaries. There are no outstanding obligations of Parent or any of its Subsidiaries to provide funds or make any investment in any of its Subsidiaries or any other entity, nor has Parent or any of its Subsidiaries granted or agreed to grant to any Person any stock appreciation rights or similar equity based rights.

(c) Authority; No Conflicts.

(i) Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the approval of the Bermuda Monetary Authority of the issuance of the Parent Ordinary Shares to be issued in the Merger (and the subsequent free transferability of the corresponding shares between nonresident persons for exchange control purposes), and the adoption and approval of this Agreement, the Parent Recapitalization Agreement and the transactions contemplated hereby and thereby by the members of Parent. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent subject to the adoption and approval of this Agreement, the Parent Recapitalization Agreement and the transactions contemplated hereby and thereby by the members of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding agreement of Parent, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The execution and delivery of this Agreement by Parent does not or will not, as the case may be, and the consummation by Parent of the Merger and the other transactions contemplated hereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of, or result by its terms in the, termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien on, or the loss of, any assets pursuant to: (A) any provision of the memorandum of association, bye-laws or other organizational or constitutive documents of Parent or any Subsidiary of Parent, or (B) except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any Subsidiary of Parent or their respective properties or assets.

(iii) No consent, approval, order or authorization of, clearance by, or registration, declaration or filing with any Governmental Entity is required by or with respect to Parent or any Subsidiary of Parent in connection with the execution and delivery of this Agreement by Parent or the consummation of the Merger and the other transactions contemplated hereby, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) state securities or “blue sky” laws, (C) the Securities Act, (D) the Exchange Act, (E) the GBCC with respect to the filing of the Certificate of Merger and related documents, (F) rules and regulations of the Nasdaq, (G) antitrust or other competition laws, of the European Union or other jurisdictions, (H) permits, filings and approvals required by the applicable insurance regulatory authorities as set forth in Schedule 3.1(c)(iii) of the Parent Disclosure Letter and (I) the approval of the issuance of the Parent Ordinary Shares to be issued in the Merger (and of the subsequent free transferability of the corresponding shares between nonresident persons for exchange control purposes) by the Bermuda Monetary Authority and (J) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Consents, approvals, orders, authorizations registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (I) are hereinafter referred to as “Necessary Consents.”

(d) Financial Statements; Undisclosed Liabilities; Indebtedness.

(i) Parent has made available to the Company complete and correct copies of the consolidated balance sheet of Parent and its consolidated subsidiaries as at December 31, 2003, December 31, 2004 and December 31, 2005, along with the consolidated statement of earnings, comprehensive income, changes in shareholders’ equity and cash flows of Parent and its consolidated subsidiaries for the fiscal year ending December 31, 2003, December 31, 2004 and December 31, 2005, in each case together with the related audit report of Deloitte & Touche, Parent’s independent public accountants (all such financial statements collectively, the “Parent Financial Statements”). Each of the Parent Financial Statements (including the related notes and schedules) (A) is true and correct in all material respects and presents fairly, in all material respects, the consolidated financial position of Parent and its consolidated subsidiaries and the results of their operations and their cash flows as of the respective dates or for the respective periods set forth therein, (B) has been derived from the accounting books and records of Parent and its subsidiaries, and (C) has been prepared in accordance with GAAP consistently applied during the periods involved.

(ii) Except as reflected or reserved against in the Parent Financial Statements, Parent and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of Parent and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than obligations under this Agreement or the Parent Recapitalization Agreement or liabilities incurred in the ordinary course of business and that, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. None of Parent or any of its Subsidiaries has outstanding Indebtedness. For the purposes of this Agreement, “Indebtedness” means, without duplication, (A) any indebtedness for borrowed money, (B) any capital lease and (C) any indebtedness evidenced by any note, bond, debenture or other debt security, in the case of clauses (A), (B) and (C), whether incurred, assumed, guaranteed or secured or unsecured, and guarantees of any of the foregoing of any other Person.

(iii) The reserves reflected in the Parent Financial Statements for payment of benefits, losses, claims, expenses and similar purposes (including claims litigation) under all presently issued insurance, reinsurance and other applicable agreements issued by Parent and its Subsidiaries were determined in accordance with prudent industry standards consistently applied, are fairly stated in accordance with sound actuarial principles and are in material compliance with the requirements of applicable Law. Except as disclosed in the Parent Financial Statements, there are no agreements or arrangements to which any of Parent or its Subsidiaries is a party relating to finite or other non-traditional reinsurance.

(e) Information Supplied.  None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (A) the registration statement on Form S-4 with respect to issuance of Parent Ordinary Shares in the Merger (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act or (B) the SEC proxy materials which shall constitute the Company Proxy Statement/Prospectus (such proxy statement/prospectus, and any amendments thereto, the “Company Proxy Statement/Prospectus”) will, on the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 and the Company Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing provisions of this Section 3.1(e), no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Form S-4 or the Company Proxy Statement/Prospectus based on information supplied by the Company for inclusion or incorporation by reference therein.

(f) Board Approval.  The Board of Directors of Parent, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are advisable and are fair to and in the best interests of Parent and its stockholders and (ii) adopted and approved this Agreement and approved the Merger and the other transactions contemplated by this Agreement.

(g) Vote Required.  The affirmative votes of the holders of a majority of the outstanding shares of capital stock of Parent (voting together as a single class, or separately on a class-by-class basis as described in Schedule 3.1(j) of the Parent Disclosure Letter (the “Parent Shareholder Approval”) and the holders of a majority of the voting shares of Merger Sub are the only votes of the holders of any class or series of Parent’s or Merger Sub’s capital stock necessary to consummate the transactions contemplated hereby. The agreement of members set forth in Section 8 of the Recapitalization Agreement includes members holding the number of shares necessary to adopt the Recapitalization Agreement and the Merger Agreement and to approve the Merger and the Recapitalization and the other transactions contemplated by the Merger Agreement and the Recapitalization Agreement and is otherwise sufficient to obtain the Parent Shareholder Approval. None of Parent, Merger Sub or any of their respective affiliates or associates (as such terms are defined in Section 14-2-1132 of the GBCC) is an “interested shareholder” (as such term is defined in Section 14-2-1132 of the GBCC).

(h) Litigation; Compliance with Laws.

(i) Other than insurance claims litigation in the ordinary course of business consistent with past practice that is reserved against or otherwise disclosed in the Parent Financial Statements and is not material to Parent individually or in the aggregate, there are no suits, actions or proceedings (collectively “Actions”) pending or, to the knowledge of Parent, threatened, against or affecting Parent or any Subsidiary of Parent which, in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent, nor are there any judgments, decrees, injunctions, rulings or orders of any Governmental Entity or arbitrator outstanding against Parent or any Subsidiary of Parent which, in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent. For purposes of this Agreement, “known” or “knowledge” means, with respect to any party, the actual knowledge of such party’s officers and senior management and such knowledge as would be reasonably expected to be known by such officers and senior management in the ordinary and usual course of the performance of their professional responsibilities to such party.

(ii) Except as would, in the aggregate, not reasonably be expected to have a Material Adverse Effect on Parent, Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals (including all insurance permits and licenses) of all Governmental Entities which are necessary for the operation of the businesses of Parent and its Subsidiaries, taken as a whole (the “Parent Permits”). Parent and its Subsidiaries are in compliance with the terms of the Parent Permits and none of the Parent Permits are suspended or, to the knowledge of Parent, threatened to be suspended, except where the failures to so comply or such suspensions or threats of suspension, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is in violation of, and Parent and its Subsidiaries have not received any notices of violation with respect to, any laws, ordinances or regulations of any Governmental Entity (including insurance laws and regulations), except for violations which, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(iii) Parent and its Subsidiaries are in compliance, and since January 1, 2001 have complied in all material respects, with each national, federal, state, provincial, local, municipal, or transnational constitution, law, directive, administrative ruling, order, ordinance, code, statute, regulation or treaty (“Law”) that is or was applicable to it or to the conduct or operation of the business of Parent and its Subsidiaries or the ownership or use of any of their assets. Neither Parent nor any of its Subsidiaries has caused or taken any action that could reasonably be expected to result in any material liability relating to any Law. Neither Parent nor its Subsidiaries have been subject to any disqualification that would be a basis for denial, suspension, nonrenewal or revocation of any material Governmental Authorization required of an insurance company, and there is no basis for, or proceeding or investigation that is reasonably likely to become a basis for, any disqualification, denial, suspension, nonrenewal, revocation, cancellation or modification of any such Governmental Authorization.

(iv) Schedule 3.1(h)(iv) of the Parent Disclosure Letter sets forth all jurisdictions where Parent or any of its Subsidiaries writes or is authorized to conduct the business of insurance. Parent and its Subsidiaries meet all statutory or regulatory requirements and have obtained all Governmental Authorizations required to be an authorized insurer in all jurisdictions set forth or required to be set forth in Schedule 3.1(h)(iv) of the Parent Disclosure Letter. Parent and its Subsidiaries hold all Governmental Authorizations necessary to conduct the business of insurance as currently conducted by them. Such Governmental Authorizations are, and upon consummation of the Merger will continue to be, in full force and effect, and Parent and its Subsidiaries are in compliance with the terms and conditions thereof. Each filing or other Governmental Authorization effected by any of Parent or its Subsidiaries in connection with the insurance, reinsurance or other business of Parent was true, correct and complete in all material respects at the time such filing or Governmental Authorization was effected. Without limiting the generality of the foregoing, the Subsidiaries of Parent are, where required (A) duly licensed or authorized as insurance companies and reinsurers under the applicable Laws and (B) duly authorized under the applicable Law to conduct each line of business conducted by the Subsidiaries or reported as being written in the Parent Financial Statements. To the knowledge of Parent and its Subsidiaries, no proceeding or customer complaint has been filed with the insurance regulatory authorities which could reasonably be expected to lead to the denial, suspension, nonrenewal, revocation, material limitation or material restriction of any such Governmental Authorization.

(v) No claims and assessments against Parent or its Subsidiaries by any insurance guaranty association or other similar association or body (in connection with a fund relating to insolvent insurers) is pending, Parent and its Subsidiaries have not received notice of any such claim or assessment, and, to the knowledge of Parent, there is no basis for the assertion of any such claim or assessment against Parent or its Subsidiaries by any insurance guaranty association.

(vi) For purposes of this Agreement, “Governmental Authorization” shall mean any approval, franchise, certificate of authority, order, consent, judgment, decree, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law.

(i) Absence of Certain Changes or Events.  Except for obligations under or actions required by this Agreement, the Parent Recapitalization Agreement or the transactions contemplated hereby or thereby, and except as permitted by Section 4.1, since December 31, 2005, (i) Parent and its Subsidiaries have conducted their business only in the ordinary course; (ii) through the date hereof, there has not been any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of Parent’s capital stock; (iii) there has not been any action taken by Parent or any of its Subsidiaries during the period from December 31, 2005 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time would constitute a breach of Section 4.1 or Section 4.4; and (iv) except as required by GAAP, there has not been any change by Parent in accounting principles, practices or methods. Since December 31, 2005, there have not been any changes, circumstances or events which, in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on Parent.

(j) Financial Advisors.  No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Parent.

(k) Employees; Employee Benefit Plans and Related Matters; ERISA.

(i)  Employees.  Section 3.1(k)(i) of the Parent Disclosure Letter sets forth a complete list of (A) all agreements (other than customary offer letters) by and between Parent and any of its Subsidiaries and their respective employees relating to employment matters and (B) all such agreements to which Parent or any of its Subsidiaries are a party that contain “change of control” (or similar) provisions that would be triggered by the transactions contemplated hereby. Parent has previously furnished to the Company correct and complete copies of each of the agreements set forth in Section 3.1(k)(i) of the Parent Disclosure Letter.

(ii)  Employee Benefit Plans.  Schedule 3.1(k) of the Parent Disclosure Letter sets forth a complete and correct list of each Benefit Plan of Parent and each of its Subsidiaries (“Parent Benefit Plan”). With respect to each such Parent Benefit Plan, Parent has provided or made available to the Company complete and correct copies of such Parent Benefit Plan, if written, or a description of such Parent Benefit Plan if not written, and related documents including the most recent summary plan description, the Forms 5500 for the three most recent years, the most recent favorable determination letter, the most recent actuarial valuation and nondiscrimination testing for the most recent three years. Except with respect to amendments or modifications required solely to avoid early recognition of income and the additional taxes imposed under Section 409A of the Code or required by applicable Law, none of Parent or any of its Subsidiaries has communicated to any current or former employee thereof any intention or commitment to modify any Parent Benefit Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(iii)  Compliance; Liability.  Each of the Parent Benefit Plans has been operated and administered in all material respects in compliance with its terms, all applicable Laws and all applicable collective bargaining agreements and, if applicable, in good faith compliance with Section 409A of the Code. Each Parent Benefit Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter from the United States Internal Revenue Service (the “IRS”) with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. There are no material pending or threatened claims by or on behalf of any participant in any of the Parent Benefit Plans, or otherwise involving any such Parent Benefit Plan or the assets of any Parent Benefit Plan, other than routine claims for benefits. The Parent Benefit Plans are not presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the United States Department of Labor (“Department of Labor”), or any other governmental agency or entity, domestic or foreign. Neither Parent nor any of its Subsidiaries has ever maintained or contributed to or been obligated to contribute to a “Multiemployer Plan” (as such term is defined by Section 4001(a)(3) of ERISA) or to a plan subject to Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code. Neither Parent nor any of its Subsidiaries has any actual or potential liability (i) under Section 4069, 4201 or 4212(c) of ERISA or any similar foreign law, or (ii) attributable to any “employee benefit plan” (as defined in section 3(3) of ERISA) covering any employees of any entity other than Parent or any of its Subsidiaries that is or was treated as a single employer with Parent or any of its Subsidiaries within the meaning of Section 414(b), 414(c), 414(m), or 414(o) of the Code, or section 4001(b) of ERISA. Except as is otherwise required by applicable Law, no person is or will become entitled to post-employment welfare benefits of any kind by reason of employment with Parent or any of its Subsidiaries. The entering into this Agreement or the consummation of the transactions contemplated by this Agreement will not, separately or together with any other event, result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of Parent or any of its Subsidiaries and no payment or deemed payment by Parent or any of its Subsidiaries will arise or be made as a result of the entering into of this Agreement or the consummation of the transactions contemplated by this Agreement that would not be deductible pursuant to Section 280G of the Code.

(iv) For purposes of this Agreement, “Benefit Plans” means, with respect to any Person, each foreign or domestic employee benefit plan, scheme, program, policy, arrangement and contract (including, but not limited to, any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option, employment, termination, stay agreement or bonus, change in control and severance plan, program, policy, arrangement and contract, written or oral) which is currently maintained or contributed to (or required to be contributed to) by Parent or the Company, as the case may be, or any of their Subsidiaries, or with respect to which Parent or the Company, as the case may be, or any of their Subsidiaries, has any liability.

(l) No Restrictions on the Merger; Takeover Statutes.  The Board of Directors of Parent has taken all necessary action to render any potentially applicable anti-takeover or similar statute or regulation or provision of the memorandum of association or bye-laws, or other organizational or constitutive document or governing instruments of Parent or any of its Subsidiaries, inapplicable to this Agreement and the transactions contemplated hereby.

(m) Environmental Matters.  Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, each of Parent and its Subsidiaries complies and since December 31, 2001 has always complied with all applicable statutes, laws and regulations relating to the environment or occupational health and safety (“Environmental Laws”) and, to the knowledge of Parent, no material expenditures are or will be required to comply with any such existing Environmental Laws. None of Parent or its Subsidiaries has caused or taken or failed to take any action that could reasonably be expected to result in any material liability or obligation relating to any Environmental Law.

(n) Intellectual Property.  Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent (A) Parent and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (B) to the knowledge of Parent, the use of any Intellectual Property by Parent and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which Parent or any Subsidiary acquired the right to use any Intellectual Property; (C) to the knowledge of Parent, no Person is challenging, infringing on or otherwise violating any right of Parent or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Parent or its Subsidiaries; and (D) neither Parent nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending claim, order or proceeding with respect to any Intellectual Property used by Parent and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” shall mean all (i) trademarks, service marks, trade names, trade dress, domain names, copyrights and similar rights, including registrations and applications to register or renew the registration of any of the foregoing, (ii) letters patent, patent applications, inventions, processes, designs, formulae, trade secrets, know-how, confidential information, computer software, data and documentation, website content, and all similar intellectual property rights, (iii) tangible embodiments of any of the foregoing in any medium, (iv) information technology, and (v) licenses of any of the foregoing.

(o) Taxes.

(i) Parent and each of its Subsidiaries has timely filed, or has caused to be timely filed, all Tax Returns required to be filed, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. All Taxes shown to be due on such Tax Returns, have been timely paid, except to the extent that any failure to have so paid would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or to the extent such taxes are being contested in good faith and by appropriate proceedings and for which reserves have been properly maintained in accordance with GAAP. All Taxes required to be withheld by Parent and each of its Subsidiaries have been timely withheld and paid to the proper taxing authority, except to the extent that any failure to have so withheld or paid would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or to the extent such taxes are being contested in good faith and by appropriate proceedings and for which reserves have been properly maintained in accordance with GAAP.

(ii) The Parent Financial Statements reflect an adequate reserve in accordance with GAAP for all Taxes payable by Parent and its Subsidiaries for all taxable periods and portions thereof through the date of such Parent Financial Statements, except to the extent that the failure to have so reserved would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against Parent or any of its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending, except to the extent any such deficiency or request for waiver, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(iii) The United States, United Kingdom and Belgian Federal income and VAT Tax Returns as applicable of Parent and each of its Subsidiaries consolidated in such Tax Returns for all years through 2002 either have been examined by and settled with the applicable governmental entity or the statutes of limitation for assessment of deficiency with respect thereto have expired. All material assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(iv) There are no material Liens for Taxes (other than for current Taxes not yet due and payable and for Taxes being contested in good faith) on the assets of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is bound by any Tax sharing agreements with third parties.

(v) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(vi) For purposes of this Agreement:

(A) “Taxes” includes any tax, value-added tax, levy, impost, duty, charge, assessment or fee of any nature, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, federal or other Governmental Entity, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts.

(B) “Tax Return” means all Federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

(p) Contracts.  There are no contracts to which any of Parent or its Subsidiaries is a party, by which any of its assets may be bound or affected, or under which any of Parent or its Subsidiaries receives any benefit, in each case that (i) is material to the business, results of operations, condition (financial or otherwise), assets or liabilities of Parent and its Subsidiaries, taken as a whole, (ii) imposes material obligations (whether or not monetary) on Parent or any of its Subsidiaries, or (iii) is otherwise necessary or advisable for the proper and efficient operation of any of Parent or its Subsidiaries (any such contract, together with any other contract or agreement to which Parent or any of its Subsidiaries is a party or by which any of their respective assets are bound or affected, a “Parent Contract”). Each Parent Contract is, and following the consummation of the transactions contemplated herein will continue to be, legal under applicable Law, valid, binding, enforceable and in full force and effect and contains no provision relating to change in control or other terms that will become applicable or inapplicable upon such consummation. To the knowledge of Parent, no party is in breach or default, or has repudiated any provision, of any such Parent Contract and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration under any such Parent Contract. No Parent Contract, applicable Law or Governmental Authorization exists that restricts the right of any of Parent or its Subsidiaries to carry on or continue after the Closing Date its business in the ordinary course consistent with past practice.

(q) Assets.

(i) Parent and its Subsidiaries own, or otherwise have sufficient and legally enforceable rights to use, all of the properties and assets (real, personal or mixed, tangible or intangible), necessary for the conduct of, or otherwise material to, their business and operations as they are currently conducted (the “Parent Assets”). Parent and its Subsidiaries have valid title to, or in the case of leased property have valid leasehold interests in, all such Parent Assets, including all such Parent Assets reflected in the Parent Financial Statements or acquired since such date (except as may have been disposed of since such date in the ordinary course of business consistent with past practice), in each case free and clear of any Lien, except Parent Permitted Liens. Schedule 3.1(q)(i) of the Parent Disclosure Letter sets forth a complete and correct list of each of the countries in which Parent Assets are located.

(ii) “Parent Permitted Liens” means (A) Liens reserved against or reflected in the Parent Financial Statements, to the extent so reserved or reflected or described in the notes thereto, (B) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on Parent’s books in accordance with GAAP, (C) those Liens set forth in Schedule 3.1(q)(ii) of the Parent Disclosure Letter and (D) those Liens that, individually and in the aggregate with all other Parent Permitted Liens, do not and will not materially interfere with the use of the properties or assets of Parent and its Subsidiaries taken as a whole as currently used, or otherwise have or result in a Material Adverse Effect on Parent.

(r) Real Property.

(i) Parent and its Subsidiaries have good, valid and marketable fee simple title to the Parent Owned Real Property, free and clear of any Liens other than Parent Permitted Liens. Each Parent Lease grants the lessee under such lease the exclusive right to use and occupy the premises and rights demised thereunder free and clear of any Lien other than Parent Permitted Liens. Each of Parent and its Subsidiaries has good and valid title to the leasehold estate or other interest created under its respective Parent Leases free and clear of any Liens other than Parent Permitted Liens. Each of Parent and its Subsidiaries enjoys peaceful and undisturbed possession under its respective Parent Leases of its respective Parent Leased Real Property. The Parent Real Property constitutes all the interests in real property necessary for the conduct of, or otherwise material to, the business of Parent and its Subsidiaries.

(ii) “Parent Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which Parent or any of its Subsidiaries is the lessee, sublessee, licensee, user or occupant of real property, or interests therein, necessary for the conduct of, or otherwise material to, the business of Parent and its Subsidiaries as it is currently conducted. “Parent Leased Real Property” means all interests in real property pursuant to the Parent Leases. “Parent Owned Real Property” means the real property owned by Parent and its Subsidiaries necessary for the conduct of, or otherwise material to, the business of Parent and its Subsidiaries as it is currently conducted. “Parent Real Property” means the Parent Owned Real Property and the Parent Leased Real Property.

(s) Insurance.  All insurance policies maintained by or on behalf of any of Parent and its Subsidiaries under which any such entity is insured (other than reinsurance or similar agreements) as of the date hereof are in full force and effect, and all premiums due thereon have been paid. Parent and its Subsidiaries have complied in all material respects with the terms and provisions of such policies. The insurance coverage provided by such policies is suitable for the business and operations of Parent and its Subsidiaries.

(t) Affiliate Transactions.  Schedule 3.1(t) of the Parent Disclosure Letter contains a complete and correct list of all agreements, contracts, transfers or pledges of assets or transfers or assumptions of liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and (i) the members or stockholders of Parent or any of its Subsidiaries or any of their respective affiliates (other than Parent or any of its Subsidiaries), or (ii) the directors of the Parent or any of its Subsidiaries (other than the Principal Shareholders), on the other hand, are or have been a party or otherwise bound or affected, and that (x) are currently pending or in effect or by which the Parent or any of its Subsidiaries are bound or obligated or (y) involve continuing liabilities or obligations that, individually or in the aggregate, have been, are or will be $50,000 or more to Parent or any of its Subsidiaries.

(u) Disclosure.  No representation or warranty made by Parent contained in this Agreement nor any certificate furnished by or on behalf of Parent pursuant to Article VI contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to make the statements contained herein or therein not misleading.

Section 3.2  Representations and Warranties of the Company.  Except (x) as set forth in the Company disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation and warranty or covenant and any other representation or warranty, if it is readily apparent that the disclosure set forth in the Company Disclosure Letter is applicable to such other representation or warranty) or (y) as disclosed in the Company SEC Reports as of the date hereof, but only to the extent the exception is reasonably apparent from such disclosure, and assuming for purposes of the Company’s representations and warranties and the conditions to Parent’s obligations to effect the Merger set forth in Section 6.2(a) that the representations and warranties of Parent set forth in Section 3.1 are accurate, but only to the extent that the same affect the truth, accuracy or validity of the Company’s representations or warranties, the Company represents and warrants to Parent as follows:

(a) Organization, Standing and Power; Subsidiaries.  Each of the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be, has the requisite corporate (or similar) power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failures to be so organized, existing and in good standing or to have such power and authority, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failures so to qualify or to be in good standing, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Company Exhibit 21 includes all the Subsidiaries of the Company. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all Liens and free of any other restriction except for restrictions imposed by applicable securities laws. Except for the Subsidiaries listed on Company Exhibit 21, neither the Company nor any of its Subsidiaries is the record or beneficial owner, directly or indirectly, of any capital stock or other equity ownership interest in any other Person.

(b) Capital Structure.

(i) As of the date hereof, the authorized capital stock of the Company consisted of 55,000,000 shares of Company Common Stock, of which 5,739,378 shares were outstanding and 445,882 shares were held in the treasury of the Company. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and free of any preemptive rights. Section 3.2(b)(i)(1) of the Company Disclosure Letter contains a correct and complete list as of the date hereof of the number of outstanding Company Stock Options, the exercise price of all Company Stock Options and the number of shares of Company Common Stock issuable at such exercise price. Section 3.2(b)(i)(2) of the Company Disclosure Letter contains a correct and complete list as of the date hereof of the number of restricted stock units issued under the Directors Deferred Plan.

(ii) Except as otherwise set forth in this Section 3.2(b), there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind outstanding or to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries. There are no outstanding obligations of the Company or any of its Subsidiaries to provide funds or make any investment in any of its Subsidiaries or any other entity, nor has the Company or any of its Subsidiaries granted or agreed to grant to any Person any stock appreciation rights or similar equity based rights.

(c) Authority; No Conflicts.

(i) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger to the adoption and approval of this Agreement by Company Shareholder Approval and the filing and recordation of appropriate merger documents as required by the GBCC. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject in the case of the consummation of the Merger to the adoption and approval of this Agreement by the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The execution and delivery of this Agreement by the Company does not or will not, as the case may be, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, conflict with, or result in any violation of, or result in a default (with or without notice or lapse of time, or both) under, or give rise to any right of, or result by its terms in the, termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien on, or the loss of, any assets pursuant to (A) any provision of the articles of incorporation, bylaws, or other organizational or constitutive documents of the Company or any Subsidiary of the Company or (B) except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any Subsidiary of the Company or their respective properties or assets.

(iii) No consent, approval, order or authorization of, clearance by, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary of the Company in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated hereby, except the Necessary Consents and such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(d) Reports and Financial Statements; Undisclosed Liabilities, Indebtedness.

(i) The Company has filed or furnished all registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the

SEC since January 1, 2000 (collectively, including all exhibits thereto, the “Company SEC Reports”). For purposes of the representations set forth in Section 3.2, any reference to or representation relating to the Company SEC Reports shall not include any matters related to Parent or any of its Subsidiaries or documents or other information provided to the Company by Parent or any of its Subsidiaries. None of the Company SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), (x) contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (y) failed to comply in any material respect with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the financial statements (including the related notes and schedules) included or incorporated by reference in the Company SEC Reports (A) presents fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries and the consolidated results of its operations and its cash flows as of the respective dates or for the respective periods set forth therein, (B) has been derived from the accounting books and records of the Company and its subsidiaries, and (C) has been prepared in accordance with GAAP consistently applied during the periods involved.

(ii) Except as reflected or reserved against in the Company SEC Reports, the Company and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of the Company and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than obligations under this Agreement or the Parent Recapitalization Agreement or liabilities incurred in the ordinary course of business and that, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. None of the Company or its Subsidiaries has any outstanding Indebtedness.

(iii) The reserves reflected in the Company SEC Reports for payment of benefits, losses, claims, expenses and similar purposes (including claims litigation) under all presently issued insurance, reinsurance and other applicable agreements issued by the Company and its Subsidiaries were determined in accordance with prudent industry standards consistently applied, are fairly stated in accordance with sound actuarial principles and are in material compliance with the requirements of applicable Law. Except as disclosed in the Company SEC Reports, there are no agreements or arrangements to which any of the Company or its Subsidiaries is a party relating to finite or other non-traditional reinsurance.

(iv) The Company maintains internal controls over financial reporting as required by Rule 13a-15 under the Exchange Act. Such internal controls over financial reporting were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(e) Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, or (B) the Company Proxy Statement/Prospectus will, on the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 and the Company Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Form S-4 or the Company Proxy Statement/Prospectus based on information supplied by Parent for inclusion or incorporation by reference therein.

(f) Board Approval.  The Board of Directors of the Company, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the “Company Board Approval”), has duly (i) determined that this Agreement and the Merger are advisable and are fair to and in the best interests of the Company and its shareholders, (ii) adopted and approved this Agreement and approved the Merger and the other transactions contemplated by this Agreement and (iii) recommended that the shareholders of the Company adopt and approve this Agreement and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company’s shareholders at the Company Shareholders Meeting.

(g) Vote Required.  The affirmative votes of the holders of the majority of the voting power of the Company Common Stock to adopt and approve this Agreement (the “Company Shareholder Approval”) are the only votes of the holders of any class or series of the Company’s capital stock necessary to consummate the transactions contemplated hereby.

(h) Litigation; Compliance with Laws.

(i) Other than insurance claims litigation in the ordinary course of business consistent with past practice that is reserved against or otherwise disclosed in the financial statements included or incorporated by reference in the Company SEC Reports and is not material to the Company individually or in the aggregate, there are no Actions pending or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary of the Company which, in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company, nor are there any judgments, decrees, injunctions, rulings or orders of any Governmental Entity or arbitrator outstanding against the Company or any Subsidiary of the Company which, in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(ii) Except as would, in the aggregate, not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals (including all insurance permits and licenses) of all Governmental Entities which are necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”). The Company and its Subsidiaries are in compliance with the terms of the Company Permits and none of the Company Permits are suspended or, to the knowledge of Company, threatened to be suspended, except where the failures to so comply or such suspensions or threats of suspension, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is in violation of, and the Company and its Subsidiaries have not received any notices of violation with respect to, any laws, ordinances or regulations of any Governmental Entity (including insurance laws and regulations), except for violations which, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(iii) The Company and its Subsidiaries are in compliance, and since January 1, 2001 complied in all material respects, with each Law that is or was applicable to it or to the conduct or operation of the business of the Company and its Subsidiaries or the ownership or use of any of their assets. Neither the Company nor any of its Subsidiaries have caused or taken any action that could reasonably be expected to result in any material liability relating to any Law. Neither the Company nor its Subsidiaries have been subject to any disqualification that would be a basis for denial, suspension, nonrenewal or revocation of any material Governmental Authorization required of an insurance company and there is no basis for, or proceeding or investigation that is reasonably likely to become a basis for, any disqualification, denial, suspension, nonrenewal, revocation, cancellation or modification of any such Governmental Authorization.

(iv) Schedule 3.2(h)(iv) of the Company Disclosure Letter sets forth all jurisdictions where the Company or any of its Subsidiaries writes or is authorized to conduct the business of insurance. The Company and its Subsidiaries meet all statutory or regulatory requirements and have obtained all Governmental Authorizations required to be an authorized insurer in all jurisdictions set forth or required to be set forth in Schedule 3.2(h)(iv) of the Company Disclosure Letter. The Company and its Subsidiaries hold all Governmental Authorizations necessary to conduct the business of insurance as currently conducted by them. Such Governmental Authorizations are, and upon consummation of the Merger will continue to be, in full force and effect, and the Company and its Subsidiaries are in compliance with the terms and conditions thereof. Each filing or other Governmental Authorization effected by any of the Company or its Subsidiaries in connection with the insurance, reinsurance or other business of the Company was true, correct and complete in all material respects at the time such filing or Governmental Authorization was effected. Without limiting the generality of the foregoing, the Subsidiaries of the Company are, where required (A) duly licensed or authorized as insurance companies and reinsurers under the applicable Laws and (B) duly authorized under the applicable Law to conduct each line of business conducted by the Subsidiaries or reported as being written in the Company SEC Reports. To the knowledge of the Company and its Subsidiaries, no proceeding or customer complaint has been filed with the insurance regulatory authorities which could reasonably be expected to lead to the denial, suspension, nonrenewal, revocation, material limitation or material restriction of any such Governmental Authorization.

(v) No claims and assessments against the Company or its Subsidiaries by any insurance guaranty association or other similar association or body (in connection with a fund relating to insolvent insurers) is pending, the Company and its Subsidiaries have not received notice of any such claim or assessment, and, to the knowledge of Company, there is no basis for the assertion of any such claim or assessment against the Company or its Subsidiaries by any insurance guaranty association.

(i) Absence of Certain Changes or Events.  Except for obligations under or actions required by this Agreement, the Parent Recapitalization Agreement or the transactions contemplated hereby or thereby, and except as permitted by Section 4.2, since December 31, 2005, (i) the Company and its Subsidiaries have conducted their business only in the ordinary course consistent with prior practice; (ii) through the date hereof, there has not been any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the Company’s capital stock; (iii) there has not been any action by the Company or any of its Subsidiaries during the period from December 31, 2005 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time would constitute a breach of Section 4.2; and (iv) except as required by GAAP, there has not been any change by the Company in accounting principles, practices or methods. Since December 31, 2005, there have not been any changes, circumstances or events which, in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

(j) Financial Advisors.  No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of the Company.

(k) Employees; Employee Benefit Plans and Related Matters; ERISA.

(i)  Employees.  Section 3.2(k)(i) of the Company Disclosure Letter sets forth a complete list of (A) all agreements (other than customary offer letters) by and between the Company and any of its Subsidiaries and their respective employees relating to employment matters and (B) all such agreements to which the Company or any of its Subsidiaries are a party that contain “change of control” (or similar) provisions that would be triggered by the transactions contemplated hereby. The

Company has previously furnished to Parent correct and complete copies of each of the agreements set forth in Section 3.2(k)(i) of the Company Disclosure Letter.

(ii)  Employee Benefit Plans.  Schedule 3.2(k)(ii) of the Company Disclosure Letter sets forth a complete and correct list of each Benefit Plan of the Company and each of its Subsidiaries (“Company Benefit Plan”). With respect to each such Company Benefit Plan, the Company has provided or made available to Parent complete and correct copies of such Company Benefit Plan, if written, or a description of such Company Benefit Plan if not written, and related documents including the most recent summary plan description, the Forms 5500 for the three most recent years, the most recent favorable determination letter, the most recent actuarial valuation and nondiscrimination testing for the most recent three years. Except with respect to amendments or modifications required solely to avoid early recognition of income and the additional taxes imposed under Section 409A of the Code or required by applicable Law, none of the Company or any of its Subsidiaries has communicated to any current or former employee thereof any intention or commitment to modify any Company Benefit Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(iii)  Compliance; Liability.  Each of the Company Benefit Plans has been operated and administered in all material respects in compliance with its terms, all applicable laws and all applicable collective bargaining agreements and, if applicable, in good faith compliance with Section 409A of the Code. Each Company Benefit Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter from the IRS with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. There are no material pending or threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits. The Company Benefit Plans are not presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other governmental agency or entity, domestic or foreign. Neither the Company nor any of its Subsidiaries has ever maintained or contributed to or been obligated to contribute to a “Multiemployer Plan” (as such term is defined by Section 4001(a)(3) of ERISA) or to a plan subject to Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code. Neither the Company nor any of its Subsidiaries has any actual or potential liability (i) under Section 4069, 4201 or 4212(c) of ERISA or any similar foreign law, or (ii) attributable to any “employee benefit plan” (as defined in section 3(3) of ERISA) covering any employees of any entity other than the Company or any of its Subsidiaries that is or was treated as a single employer with the Company or any of its Subsidiaries within the meaning of Section 414(b), 414(c), 414(m), or 414(o) of the Code, or section 4001(b) of ERISA. Except as is otherwise required by applicable Law, no person is or will become entitled to post-employment welfare benefits of any kind by reason of employment with Company or any of its Subsidiaries. The entering into this Agreement or the consummation of the transactions contemplated by this Agreement will not, separately or together with any other event, result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of Company or any of its Subsidiaries and no payment or deemed payment by Company or any of its Subsidiaries will arise or be made as a result of the entering into of this Agreement or the consummation of the transactions contemplated by this Agreement that would not be deductible pursuant to Section 280G of the Code.

(l) No Restrictions on the Merger; Takeover Statutes.

(i) The Board of Directors of the Company has taken all necessary action to render any potentially applicable anti-takeover or similar statute or regulation or provision of the certificate of incorporation or bylaws, or other organizational or constitutive document or governing instruments of the Company or any of its Subsidiaries, inapplicable to this Agreement, the Support Agreement, the Recapitalization Agreement and the transactions contemplated hereby and thereby. The approval of this Agreement, the Merger, the Support Agreement, the Recapitalization Agreement and the transactions contemplated hereby and thereby by the Board of Directors of the Company referred to in Section 3.2(f) constitutes approval of this Agreement, the Merger, the Support Agreement, the Recapitalization Agreement and the transactions contemplated hereby and thereby for purposes of Section 14-2-1132 of the GBCC and represents the only action necessary to ensure that Section 14-2-1132 shall not apply to this Agreement, the Support Agreement, the Recapitalization Agreement or the consummation of the Merger or the other transactions contemplated hereby and thereby.

(ii) The Company has taken all action necessary to ensure that the entering into of this Agreement, the Merger, the Support Agreement, the Recapitalization Agreement and the other transactions contemplated hereby and thereby will not result in the grant of any rights to any person under the Company Rights Agreement or enable or require the Company Rights to be exercised, distributed or triggered.

(m) Environmental Matters.  Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, each of the Company and its Subsidiaries complies and since December 31, 2001 has always complied with all Environmental Laws and, to the knowledge of the Company, no material expenditures are or will be required to comply with any such existing Environmental Laws. None of the Company or its Subsidiaries has caused or taken or failed to take any action that could reasonably be expected to result in any material liability or obligation relating to any Environmental Law.

(n) Intellectual Property.  Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (ii) to the knowledge of the Company, the use of any Intellectual Property by the Company and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which the Company or any Subsidiary acquired the right to use any Intellectual Property; (iii) to the knowledge of the Company, no Person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries; and (iv) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending claim, order or proceeding with respect to any Intellectual Property used by the Company and its Subsidiaries.

(o) Taxes.

(i) The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed, all Tax Returns required to be filed, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. All Taxes shown to be due on such Tax Returns have been timely paid, except to the extent that any failure to have so paid would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or to the extent such taxes are being contested in good faith and by appropriate proceedings and for which reserves have been properly maintained in accordance with GAAP. All Taxes required to be withheld by the Company and each of its Subsidiaries have been timely withheld and paid to the proper taxing authority, except to the extent that any failure to have so withheld or paid would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or to the extent such taxes are being contested in good faith and by appropriate proceedings and for which reserves have been properly maintained in accordance with GAAP.

(ii) The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve in accordance with GAAP for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, except to the extent that the failure to have so reserved would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending, except to the extent any such deficiency or request for waiver, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(iii) The Federal income Tax Returns of the Company and each of its Subsidiaries consolidated in such Tax Returns for all years through 2001 either have been examined by and settled with the IRS or the statutes of limitation for assessment of deficiency with respect thereto have expired (except that such returns may remain open to the limited extent that they effect years subsequent to the taxable year ended August 31, 2001). All material assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(iv) There are no material Liens for Taxes (other than for current Taxes not yet due and payable and for Taxes being contested in good faith) on the assets of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is bound by any Tax sharing agreements with third parties.

(v) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(p) Contracts.  There are no contracts to which any of the Company or its Subsidiaries is a party, by which any of its assets may be bound or affected, or under which any of the Company or its Subsidiaries receives any benefit, in each case that (i) is material to the business, results of operations, condition (financial or otherwise), assets or liabilities of the Company and its Subsidiaries, taken as a whole (ii) imposes material obligations (whether or not monetary) on the Company or any of its Subsidiaries, or (iii) is otherwise necessary or advisable for the proper and efficient operation of any of the Company or its Subsidiaries (any such contract, together with any other contract or agreement to which Company or any of its Subsidiaries is a party or by which any of their respective assets are bound or affected, a “Company Identified Contract”). Each Company Identified Contract is, and following the consummation of the transactions contemplated herein will continue to be, legal under applicable Law, valid, binding, enforceable and in full force and effect and contains no provision relating to change in control or other terms that will become applicable or inapplicable upon such consummation. To the knowledge of the Company, no party is in breach or default, or has repudiated any provision, of any such Company Identified Contract and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration under any such Company Identified Contract. No Company Identified Contract, applicable Law or Governmental Authorization exists that restricts the right of any of the Company or its Subsidiaries to carry on or continue after the Closing Date its business in the ordinary course consistent with past practice.

(q) Assets.

(i) The Company and its Subsidiaries own, or otherwise have sufficient and legally enforceable rights to use, all of the properties and assets (real, personal or mixed, tangible or intangible), necessary for the conduct of, or otherwise material to, their business and operations as they are currently conducted (the “Company Assets”). The Company and its Subsidiaries have valid title to, or in the case of leased property have valid leasehold interests in, all such Company Assets, including all such Company Assets reflected in the financial statements included in the Company SEC Reports or acquired since such date (except as may have been disposed of since such date in the ordinary course of business consistent with past practice), in each case free and clear of any

Lien, except Company Permitted Liens. Schedule 3.2(q)(i) of the Company Disclosure Letter sets forth a complete and correct list of each of the countries in which Company Assets are located.

(ii) “Company Permitted Liens” means (A) Liens reserved against or reflected in the financial statements included in the Company SEC Reports, to the extent so reserved or reflected or described in the notes thereto, (B) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on Company’s books in accordance with GAAP, (C) those Liens set forth in Schedule 3.2(q)(ii) of the Company Disclosure Letter and (D) those Liens that, individually and in the aggregate with all other Company Permitted Liens, do not and will not materially interfere with the use of the properties or assets of Parent and its Subsidiaries taken as a whole as currently used, or otherwise have or result in a Material Adverse Effect on the Company.

(r) Real Property.

(i) The Company and its Subsidiaries have good, valid and marketable fee simple title to the Company Owned Real Property, free and clear of any Liens other than Company Permitted Liens. Each Company Lease grants the lessee under such lease the exclusive right to use and occupy the premises and rights demised thereunder free and clear of any Lien other than Company Permitted Liens. Each of the Company and its Subsidiaries has good and valid title to the leasehold estate or other interest created under its respective Company Leases free and clear of any Liens other than Company Permitted Liens. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under its respective Company Leases of its respective Company Leased Real Property. The Company Real Property constitutes all the interests in real property necessary for the conduct of, or otherwise material to, the business of the Company and its Subsidiaries.

(ii) “Company Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which the Company or any of its Subsidiaries is the lessee, sublessee, licensee, user or occupant of real property, or interests therein, necessary for the conduct of, or otherwise material to, the business of the Company and its Subsidiaries as it is currently conducted. “Company Leased Real Property” means all interests in real property pursuant to the Company Leases. “Company Owned Real Property” means the real property owned by the Company and its Subsidiaries necessary for the conduct of, or otherwise material to, the business of the Company and its Subsidiaries as it is currently conducted. “Company Real Property” means the Company Owned Real Property and the Company Leased Real Property.

(s) Insurance.  All insurance policies maintained by or on behalf of any of the Company and its Subsidiaries under which any such entity is insured (other than reinsurance or similar agreements) as of the date hereof are in full force and effect, and all premiums due thereon have been paid. The Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies. The insurance coverage provided by such policies is suitable for the business and operations of the Company and its Subsidiaries.

(t) Affiliate Transactions.  Schedule 3.2(t) of the Company Disclosure Letter contains a complete and correct list of all agreements, contracts, transfers or pledges of assets or transfers or assumptions of liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and (i) the Principal Shareholders or any of their respective affiliates (other than the Company or any of its Subsidiaries), or (ii) the directors of the Company or any of its Subsidiaries (other than the Principal Shareholders), on the other hand, are or have been a party or otherwise bound or affected, and that (x) are currently pending or in effect or by which the Company or any of its Subsidiaries are bound or obligated or (y) involve continuing liabilities or obligations that, individually or in the aggregate, have been, are or will be $50,000 or more to the Company or any of its Subsidiaries.

(u) Disclosure.  No representation or warranty made by the Company contained in this Agreement nor any certificate furnished by or on behalf of the Company pursuant to Article VI contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to make the statements contained herein or therein not misleading.

Section 3.3  Representations and Warranties of Parent and Merger Sub.  Parent and Merger Sub represent and warrant to the Company as follows:

(a) Organization.  Merger Sub is a corporation duly formed, validly existing and in good standing under the laws of Georgia. Merger Sub is a direct wholly-owned subsidiary of Parent.

(b) Corporate Authorization.  Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding agreement of Merger Sub, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The copies of the Articles of Incorporation and the By-Laws of Merger Sub which were previously furnished or made available to the Company are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(c) Non-Contravention.  The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby do not and will not contravene or conflict with the Articles of Incorporation or the By-Laws of Merger Sub or any applicable Law binding on Merger Sub.

(d) No Business Activities.  Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and any amendments thereto and the consummation of the transactions contemplated hereby. The Merger Sub has no Subsidiaries.

Section 3.4  Representations and Warranties of the Parties.  Each party hereto represents and warrants to the other parties that it is the explicit intent of each party hereto that, except for the express representations and warranties contained in this Article III and in any certificates delivered pursuant to Article VI, none of Parent, Merger Sub or the Company is making any representation or warranty whatsoever, whether express or implied, including any implied representation or warranty as to condition, merchantability or suitability as to any of the properties or assets of it or any of its Subsidiaries. It is understood that any cost estimates, projections or other predictions, any forward-looking financial information or any memoranda or offering materials or presentations relating to the business of any party provided to any of the other parties are not and shall not be deemed to be or to include representations or warranties of the first party or any of the first party’s Subsidiaries or affiliates.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1  Covenants of Parent.  During the period from the date of this Agreement and continuing until the Effective Time, Parent agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or pursuant to the Parent Recapitalization Agreement):

(a) Ordinary Course.  Parent and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, including with respect to their claims paying policies and practices, and shall use their reasonable best efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with all third parties having business dealings with them.

(b) Dividends; Changes in Share Capital.  Parent shall not (i) declare or pay any dividends or distributions on or make other distributions in respect of any of its capital stock, (ii) split, combine, reclassify or amend any terms of its capital stock or issue or authorize any other securities in respect of or in substitution for, shares of its capital stock or (iii) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(c) Issuance of Securities.  Parent shall not issue or sell, or authorize the issuance or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, except that, subject to the next following sentence, Parent may issue up to 198 Class D Non-Voting Ordinary Shares, par value $1.00 per share, to up to 35 employees of Parent and may enter into agreements reasonably acceptable to the Company related to the issuance of such shares. Notwithstanding anything herein to the contrary, at no time shall Parent permit the parties to the Parent Recapitalization Agreement to hold fewer than 80% of the Class D Non-Voting Ordinary Shares or such Class D Non-Voting Ordinary Shares to be held by more than 35 holders thereof.

(d) Governing Documents.  Parent shall not amend its memorandum of association, bye-laws or other governing documents or agree to take or authorize any action to wind up its affairs, liquidate or dissolve or change its corporate or other organizational form.

(e) No Related Actions.  Parent will not agree or commit to do any of the foregoing.

Section 4.2  Covenants of the Company.  During the period from the date of this Agreement and continuing until the Effective Time, the Company agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, the Parent Recapitalization Agreement or pursuant to the exercise of any Company Stock Option):

(a) Ordinary Course.  The Company and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, including with respect to their claims paying policies and practices, and shall use their reasonable best efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with all third parties having business dealings with them.

(b) Dividends; Changes in Share Capital.  Except for a dividend of up to $17,560,000 payable in cash to shareholders of the Company prior to the Effective Time, the Company shall not, and in the case of clauses (ii) and (iii) below shall cause its Subsidiaries not to, (i) declare or pay any dividends or distributions on or make other distributions in respect of any of its capital stock, (ii) split, combine, reclassify or amend any terms of their respective capital stock or issue or authorize any other securities in respect of or in substitution for, shares of their respective capital stock, or (iii) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of their respective capital stock or any securities convertible into or exercisable for any shares of their respective capital stock.

(c) Issuance of Securities.  The Company shall not, and shall cause its Subsidiaries to not, issue or sell, or authorize the issuance or sale of, any shares of their respective capital stock or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing.

(d) Governing Documents.  The Company shall not amend its memorandum of association, bye-laws or other governing documents or agree to take or authorize any action to wind up its affairs, liquidate or dissolve or change its corporate or other organizational form and shall cause its Subsidiaries to not amend their articles of incorporation, bylaws or other governing documents in a manner materially adverse to Parent.

(e) Indebtedness.  The Company shall not, and shall cause its Subsidiaries not to, (i) incur or guarantee any indebtedness for borrowed money or issue debt securities; (ii) make any loans or capital contributions to, or investments in, any other Person (other than to wholly-owned Subsidiaries of the

Company or loans, contributions or investments that have been committed or otherwise agreed to prior to the date hereof); or (iii) enter into any material commitment or transaction requiring a capital expenditure by the Company or its Subsidiaries; provided, that Parent’s consent to any of the transactions contemplated by this subsection shall not be unreasonably withheld.

(f) Acquisitions.  The Company shall not, and shall cause its Subsidiaries not to, (i) acquire (by merger, consolidation, or acquisition of stock or assets) any Person or division thereof (other than an entity that is a wholly-owned subsidiary of the Company as of the date of this Agreement); or (ii) sell, transfer, or encumber any assets of the Company or any of its Subsidiaries; provided, that Parent’s consent to any of the transactions contemplated by this subsection shall not be unreasonably withheld.

(g) No Related Actions.  The Company will not, and (to the extent the foregoing applies to its Subsidiaries) will cause its Subsidiaries not to, agree or commit to do any of the foregoing.

Section 4.3  Governmental Filings.  Each party shall (a) confer on a regular basis with the other and (b) report to the other (to the extent permitted by law or regulation or any applicable confidentiality agreement) on material operational matters. The Company and Parent (i) shall cooperate with each other in making all filings required to be filed by each of them with the SEC (and all other Governmental Entities) between the date of this Agreement and the Effective Time, (ii) shall timely file all such reports and (iii) shall (to the extent permitted by law or regulation or any applicable confidentiality agreement) notify the other party of the filing of all such reports, announcements and publications promptly after the same are filed. For purposes of this Agreement “other party” means, with respect to the Company, Parent and means, with respect to Parent, the Company, unless the context otherwise requires.

Section 4.4  Actions Regarding Benefit Plans.  During the period from the date of this Agreement and continuing until the Effective Time, except as provided in the Parent Recapitalization Agreement, neither party shall, and each party shall cause its Subsidiaries, its Board of Directors (and committees thereof), the Board of Directors (and committees thereof) of its Subsidiaries, its employees and the employees of its Subsidiaries not to, (a) take or cause to be taken any action that would increase any payment, acceleration, termination, forgiveness of indebtedness, vesting, distribution, compensation or benefits or obligation to fund benefits, or increase the number of participants, in each case, with respect to any Benefit Plan of such party; or (b) create or adopt any new Benefit Plan.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1  Preparation of Proxy Statement; Shareholders Approval.

(a) As promptly as reasonably practicable following the date hereof, the Company shall prepare and file with the SEC the Company Proxy Statement/Prospectus and Parent shall prepare and file the Form S-4. The Form S-4 and the Company Proxy Statement/Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Each of Parent and the Company shall use reasonable best efforts to have the Company Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC as promptly as practicable after the date hereof and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Form S-4 or the Company Proxy Statement/Prospectus, received from the SEC. Parent and the Company shall provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 or the Company Proxy Statement/Prospectus prior to filing such with the SEC, and will promptly provide the other party with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Company Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed. The Company shall use reasonable best efforts to cause the Company Proxy Statement/Prospectus to be mailed to the Company’s shareholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of Parent Ordinary Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. Each party shall advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Ordinary Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Company Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Company Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of the Company.

(b) The Company shall duly take (subject to compliance with the provisions of Section 3.1(e) by Parent and all applicable laws) all necessary, proper and advisable action to call, give notice of, convene and hold a meeting of its shareholders on a date as soon as reasonably practicable (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval with respect to the adoption and approval of this Agreement and shall take reasonable and lawful action to solicit the adoption and approval of this Agreement by the Company’s shareholders; and the Board of Directors of the Company shall recommend adoption and approval of this Agreement by the shareholders of the Company to the effect as set forth in Section 3.2(f) (the “Company Recommendation”), and shall not withdraw, modify or qualify in any material respect (or propose to withdraw, modify or qualify in any material respect) in any manner adverse to Parent such recommendation (collectively, a “Change in the Company Recommendation”); provided, that the Board of Directors of the Company may effect a Change in the Company Recommendation pursuant to Section 5.4(d); and provided, further, that the foregoing shall not prohibit accurate disclosure (and such disclosure shall not be deemed to be a Change in the Company Recommendation) of factual information regarding the business, financial condition or results of operations of Parent or the Company or other material facts or developments in the Form S-4 or the Company Proxy Statement/Prospectus or otherwise. This Agreement shall be submitted to the shareholders of the Company at the Company Shareholders Meeting for the purpose of adopting the Agreement and approving the Merger; provided, that this Agreement shall not be required to be submitted to the shareholders of the Company at the Company Shareholders Meeting if there has been a Change in the Company Recommendation pursuant to Section 5.4(d) or this Agreement has been terminated pursuant to Section 7.1.

Section 5.2  Access to Information/Employees.

(a) Upon reasonable notice, each party shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other authorized representatives of the other party reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers and employees and, during such period, such party shall (and shall cause its Subsidiaries to) furnish promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than documents which such party is not permitted to disclose under applicable law), and (ii) all other information concerning it and its business, properties and personnel as such other party may reasonably request (including consultation on a regular basis with such parties, agents, advisors, attorneys and representatives with respect to litigation matters); provided, however, that either party may restrict the foregoing access to the extent that (A) in the reasonable judgment of such party, any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (B) in the reasonable judgment of such party, the information is subject to confidentiality obligations to a third party, or (C) disclosure of any such information or document could result in the loss of attorney-client privilege; provided, however, that with respect to this clause (C), the parties and/or counsel for the parties shall use their reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to avoid the loss of attorney-client privilege. Each party shall hold, and shall cause its respective directors, officers, employees, Affiliates, agents and advisors to hold, any such information obtained pursuant to this Section 5.2, as well as any information about any Takeover Proposal, in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement. For purposes of this Agreement, “Confidentiality Agreement” means the letter agreement, dated May 4, 2006, between Parent and the Company.

Section 5.3  Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger and each of the other transactions contemplated by this Agreement and the Parent Recapitalization Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other Regulatory Law with respect to the transactions contemplated hereby as promptly as practicable after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other Regulatory Law and use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(b) To the extent permissible under applicable law or any rule, regulation or restriction of a Governmental Entity, each of Parent and the Company shall, and shall cause its respective Subsidiaries to, in connection with the efforts referenced in Section 5.3(a) to obtain all requisite material approvals, clearances and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party, or the other party’s legal counsel, to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person and (iv) give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, Council Regulation No. 4064/89 of the European Community, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment or (ii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(c) If any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of Parent and the Company shall use its reasonable best efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by this Agreement.

Section 5.4  No Solicitation; Change of Recommendation.

(a) No Solicitation.  The Company agrees that following the date of this Agreement and prior to the earlier of the Effective Time or the Termination Date, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, initiate inquiries regarding or solicit the making of any Takeover Proposal. The Company further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, engage in any negotiations concerning a Takeover Proposal. Notwithstanding anything in this Agreement to the contrary, the Company and the Company’s Board of Directors shall be permitted to (A) comply with Rule 14d-9, Rule 14e-2 and other applicable rules promulgated under the Exchange Act with regard to a Takeover Proposal or (B) engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited Takeover Proposal by any such Person; provided, that prior to its receipt of any information from the Company, such Person shall be required to enter into a customary confidentiality agreement with the Company containing terms no less restrictive than the terms of the Confidentiality Agreement and the Company shall provide Parent with copies of all information provided to such Person to the extent that such information has not been previously provided to Parent; provided, further that any information provided to such Person shall be concurrently provided to the Parent. The Company agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Takeover Proposal. The Company agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 5.4. Nothing in this Section 5.4 shall permit Parent or the Company to terminate this Agreement (except as specifically provided in Article VII).

(b) The Company shall as soon as reasonably practicable (and in any event within forty-eight (48) hours) notify Parent in writing of the receipt of any Takeover Proposal or of any request for information or inquiry that would reasonably be expected to lead to the receipt of a Takeover Proposal, the terms and conditions of any such Takeover Proposal, request or inquiry, and the identity of the Person making such Takeover Proposal, request or inquiry. The Company shall inform Parent on a reasonably prompt basis of the status and material terms of any discussions regarding, or relating to, any Takeover Proposal (including amendments) and, as promptly as practicable, of any change in the price or material terms of and conditions regarding the Takeover Proposal.

(c) For purposes of this Agreement:

“Takeover Proposal” means any proposal or offer in respect of (i) a merger, consolidation, business combination, share exchange, reorganization, recapitalization, sale of substantially all of the assets, liquidation, dissolution or similar transaction involving the Company (any of the foregoing, a “Business Combination Transaction”) with any Person other than Parent, Merger Sub or any controlled Affiliate thereof (a “Third Party”), (ii) the Company’s acquisition of any Third Party in a Business Combination Transaction in which the shareholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own more than 35% of the Company’s outstanding capital stock immediately following such Business Combination Transaction, including the issuance by the Company of more than 35% of any class of its voting equity securities as consideration for assets or securities of a Third Party, or (iii) any acquisition, whether by tender or exchange offer or otherwise, by any Third Party of 35% or more of any class of capital stock of the Company or of 35% or more of the consolidated assets of the Company, in a single transaction or a series of related transactions.

“Superior Proposal” means a bona fide written proposal or offer made by a Third Party in respect of a Business Combination Transaction involving, or any purchase or acquisition of, (i) all or substantially all of the voting power of the Company’s capital stock or (ii) all or substantially all of the consolidated assets of the Company, which Business Combination Transaction or other purchase or acquisition contains terms and conditions that the Board of Directors determines in good faith, after consultation with its outside counsel, would result in a transaction that if consummated would be more favorable, from a financial point of view, to the shareholders of the Company than the Merger.

(d) Change of Recommendation.  Neither the Board of Directors of the Company nor any committee thereof shall (i) effect a Change in the Company Recommendation or (ii) approve any letter of intent, memorandum of understanding, merger agreement or other agreement relating to, or that may reasonably be expected to lead to, any Takeover Proposal. Notwithstanding the foregoing, the Board of Directors of the Company may effect a Change in the Company Recommendation; provided, that the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties owed by the Company’s Board of Directors to the shareholders of the Company under applicable Law; provided, further, that the Board of Directors of the Company may effect a Change in the Company Recommendation in response to a Superior Proposal only (i) after the Company provides to Parent a written notice (a “Notice of Superior Proposal”) (x) advising Parent that the Board of Directors of the Company has received a Superior Proposal, (y) specifying the terms and conditions of such Superior Proposal and including a copy thereof and (z) identifying the Person making such Superior Proposal, (ii) after negotiating in good faith with Parent to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the Company Recommendation without a Change in the Company Recommendation if and to the extent Parent elects to seek to make such adjustments; provided, however, that Parent shall not be obliged to propose or agree to any such adjustment, and (iii) if Parent does not, within the earlier of (A) five calendar days of Parent’s receipt of the Notice of Superior Proposal or (B) three Business Days prior to the scheduled meeting of the shareholders of the Company called for the purpose of obtaining the Company Shareholder Approval, make an offer that the Board of Directors of the Company determines in good faith to be as favorable to the Company’s shareholders as such Superior Proposal.

Section 5.5  Fees and Expenses.  Subject to Section 7.2, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except, if the Merger is consummated, Parent or its relevant Subsidiary shall pay, or cause to be paid, any and all property or transfer taxes imposed on the Company or its Subsidiaries. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Company Proxy Statement/Prospectus and the solicitation of shareholder adoption and approval and all other matters related to the transactions contemplated hereby.

Section 5.6  Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time Parent agrees that it will and will cause the Surviving Corporation to (i) indemnify and hold harmless, against any costs or expenses (including attorney’s fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors, officers, employees and agents of the Company and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company’s articles of incorporation, bylaws and indemnification agreements, if any, in existence on the date hereof with any directors, officers or employees of the Company and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case, for acts or omissions at or prior to the Effective Time (including for acts or omissions occurring in connection with the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in the Surviving Corporation’s and Parent’s (or any successor’s) articles of incorporation and by-laws or similar organizational or constitutive documents for a period of six years after the Effective Time, the current provisions, or in the case of Parent, substantially similar provisions (to the fullest extent permitted under Bermuda law) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the articles of incorporation and bylaws of the Company and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided, that Parent (or any successor) may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time (including for acts or omissions occurring in connection with the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby). Such substitute policies shall be issued by insurance companies having the same or better ratings and levels of creditworthiness as the insurance companies that have issued the current policies. The obligations of Parent and the Surviving Corporation under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.6 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6).

(b) If Parent or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations set forth in this Section 5.6.

Section 5.7  Public Announcements.  Parent and the Company shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts (a) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (b) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Form S-4 or the Company Proxy Statement/Prospectus in accordance with the provisions of Section 5.1, neither Parent nor the Company shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, that the foregoing shall be subject to the requirements of law and to each party’s obligations pursuant to any listing agreement or the rules of any national securities exchange.

Section 5.8  Listing of Parent Ordinary Shares.  Parent shall use its reasonable best efforts to cause Parent Ordinary Shares to be issued in the Merger and the Parent Ordinary Shares held by the stockholders of Parent immediately prior to the Effective Time and the Parent Ordinary Shares to be reserved for issuance upon exercise of the Company Stock Options to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Closing Date.

Section 5.9  Company Affiliates; Restrictive Legend.  The Company will use its reasonable best efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each person identified by the Company as an Affiliate of the Company, an executed Affiliate Agreement. Parent will give stop transfer instructions to its transfer agent with respect to any Parent Ordinary Shares received pursuant to the Merger by any shareholder of the Company who may reasonably be deemed to be an Affiliate of the Company and there will be placed on the certificates representing such Parent Ordinary Shares, or any substitutions therefor, a legend stating in substance that the shares were issued in a transaction to which Rule 145 promulgated under the Securities Act applies and may only be transferred (i) in conformity with

Rule 145 or (ii) in accordance with a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such transfer is exempt from registration under the Securities Act.

Section 5.10  Tax Treatment.  Parent and the Company intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Parent and the Company, and each of their respective controlled affiliates shall, to the extent consistent with their rights and obligations under this Agreement, use their reasonable best efforts to cause the Merger to so qualify, and the Company shall use its reasonable best efforts to obtain the opinion of Debevoise & Plimpton LLP referred to in Section 6.1(j). For purposes of such tax opinions, each of Parent and the Company shall provide representation letters reasonably requested by such counsel, each dated on or before the date the Form S-4 shall become effective, and subsequently, on the Closing Date. Except for actions specifically contemplated by this Agreement, each of Parent and the Company and each of their respective controlled affiliates shall use their reasonable best efforts not to take any action, fail to take any action, cause any action to be taken or not taken, or suffer to exist any condition, which action or failure to take action or condition would prevent, or would be reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the Company and Parent to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Governmental and Regulatory Approvals.  Other than the filing provided for under Section 1.3 and filings pursuant to the HSR Act (which are addressed in Section 6.1(c)), all consents, clearances, approvals and actions of, filings with and notices to any Governmental Entity required of Parent, the Company or any of their Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby shall have been made or obtained (as the case may be), except for those the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together after giving effect to the Merger; provided, that each of the consents, clearances, approvals and actions of, filings with and notices to any Governmental Entity listed on Schedule 6.1(a) of the Parent Disclosure Letter shall have been obtained or made (as the case may be).

(b) No Injunctions or Restraints, Illegality.  No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other Governmental Entity of competent jurisdiction in the United States, Bermuda or the European Union shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(c) HSR Act.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and any investigation opened by means of a second request for additional information or otherwise shall have been terminated or closed.

(d) Effectiveness of the Form S-4.  The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been threatened by the SEC or shall have been initiated by the SEC and not concluded or withdrawn.

(e) Nasdaq Listing.  The shares of Parent Ordinary Shares to be issued in the Merger and such other Parent Ordinary Shares to be reserved for issuance in connection with the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(f) Blue Sky Approvals.  Parent shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated hereby.

(g) Shareholder Approval.  The Company shall have obtained the Company Shareholder Approval in connection with the adoption and approval of this Agreement by the shareholders of the Company.

(h) Parent Approval.  Parent shall have obtained the Parent Shareholder Approval.

(i) Parent Recapitalization.  The Parent Recapitalization shall have been consummated pursuant to the Parent Recapitalization Agreement.

(j) The Company Rights Agreement.  No Stock Acquisition Date or Distribution Date (as such terms are defined in Company Rights Agreement) shall have occurred pursuant to Company Rights Agreement.

(k) Tax Opinions.  The Company and Parent shall have received from Debevoise & Plimpton LLP, counsel to the Company, on or before the date the Form S-4 shall become effective, and subsequently on the Closing Date, written opinions dated as of such dates, and in form and substance reasonably satisfactory to the Company, to the effect that the Merger should qualify as a reorganization within the meaning of Section 368(a) of the Code.

Section 6.2  Additional Conditions to Obligations of Parent.  The obligations of Parent to effect the Merger are subject to the satisfaction of, or waiver by Parent, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.  Each of the representations and warranties of the Company set forth in this Agreement that is qualified as to Material Adverse Effect shall be true and correct, and each of the representations and warranties of the Company set forth in this Agreement that is not so qualified shall be true and correct (disregarding for purposes of this provision any qualification as to materiality), except where the failure to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect on the Company, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), and Parent shall have received a certificate of the chief executive officer, and the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company.  The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date and shall have complied with Section 4.2(b) and (c) in all respects, and Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.

Section 6.3  Additional Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties.  Each of the representations and warranties of Parent or Merger Sub set forth in this Agreement that is qualified as to Material Adverse Effect shall be true and correct, and each of the representations and warranties of Parent or Merger Sub set forth in this Agreement that is not so qualified shall be true and correct (disregarding for purposes of this provision any qualification as to materiality), except where the failure to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect on Parent or Merger Sub, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), and the Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent and of Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by either of them under this Agreement at or prior to the Closing Date and Parent shall have complied with Section 4.1(c) in all respects, and the Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent and of Merger Sub to such effect.

(c) Indemnity Agreement.  The shareholder listed on Schedule 6.3(c) of the Parent Disclosure Letter shall have received from Parent an indemnity agreement with respect to the Gain Recognition Agreement anticipated to be filed by such shareholder in accordance with Treasury Regulation Section 1.367(a)-8.

ARTICLE VII

TERMINATION AND AMENDMENT

Section 7.1  General.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time notwithstanding adoption and approval thereof by the shareholders of the Company:

(a) by mutual written consent duly authorized by the Boards of Directors of the Company and Parent;

(b) by the Company or Parent if the Closing shall not have occurred on or before January 31, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur before such date;

(c) by the Company, if Parent or Merger Sub shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) is incapable of being cured by Parent or Merger Sub, as appropriate, prior to the Termination Date and (ii) renders the condition set forth in Section 6.3(a) or 6.3(b) incapable of being satisfied prior to the Termination Date;

(d) by Parent, if the Company shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) is incapable of being cured by the Company prior to the Termination Date and (ii) renders the condition set forth in Section 6.2(a) or 6.2(b) incapable of being satisfied prior to the Termination Date;

(e) by the Company or Parent, upon written notice to the other party, if a Governmental Entity of competent jurisdiction in the United States or of the European Union shall have issued an order, judgment, decision, opinion, decree or ruling or taken any other action (which the party seeking to terminate shall have used its reasonable best efforts to resist, resolve, annul, quash, or lift, as applicable, subject to the provisions of Section 5.3) permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such order, decree, ruling or action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (e) has fulfilled its obligations under Section 5.3;

(f) by Parent if (i) the Company or its Board of Directors materially breaches any provision of Section 5.4 and such breach is not cured within five Business Days after receiving notice of such breach, (ii) the Board of Directors of the Company shall have effected a Change in the Company Recommendation, whether or not permitted by the terms hereof, or (iii) for any reason the Company fails to call or hold the Company Shareholders Meeting within six months of the date hereof;

(g) by the Company, if (i) there has been a Change in the Company Recommendation pursuant to Section 5.4(d), (ii) the Company notifies Parent in writing that it intends to approve and enter into an agreement concerning a transaction that constitutes a Superior Proposal, attaching the most current version of such agreement (or a description of the material terms and conditions thereof) to such notice, and (iii) Parent does not make, within five Business Days of receipt of such notice, an offer that the Board of Directors of the Company determines in good faith is at least as favorable to the Company’s shareholders as such Superior Proposal, it being understood that the Company shall not approve or enter into any such binding agreement during such five-day period; and

(h) by the Company or Parent, if the Company Shareholder Approval shall not have been received at a duly held meeting of the shareholders of the Company called for such purpose (including any adjournment or postponement thereof).

Section 7.2  Obligations in Event of Termination.  In the event of any termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become wholly void and of no further force and effect (except with respect to Section 3.1(j), Section 3.2(j), Section 5.2 (as it relates to confidential information only), Section 5.5, this Section 7.2 and Article VIII, which shall remain in full force and effect) and there shall be no liability on the part of the Company, Parent or Merger Sub; provided, however, that termination shall not preclude any party from suing the other party for, or relieve any party hereto from any liability arising from a, willful breach of this Agreement.

Section 7.3  Amendment.  This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption and approval of the matters presented in connection with the Merger by the shareholders of the Company and Parent, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.4  Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1  Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein (including Section 5.6) that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article VIII.

Section 8.2  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent or Merger Sub, to:

Castlewood Holdings Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Bermuda
Fax: (441) 292-6603
Attention: Paul O’Shea

with a copy to:

Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103
Fax: (215) 988-2757
Attention: Daniel W. Krane, Esq.

(b) if to the Company to:

The Enstar Group, Inc.
The Thompson House
401 Madison Avenue
Montgomery, Alabama 36104
Fax: (646) 349-4897
Attention: John J. Oros

with a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Fax: (212) 909-6836
Attention: Robert F. Quaintance, Jr., Esq.

Section 8.3  Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.4  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

Section 8.5  Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the Exhibits and Schedules hereto), the Parent Recapitalization Agreement, the Support Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.6 (which is intended to be for the benefit of the individuals covered thereby, and may be enforced by such individuals).

Section 8.6  Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to its principles and rules of conflict of laws to the extent such principles or rules would require the application of the law of another jurisdiction; provided, however, that issues involving the consummation and effects of the Merger shall be governed by the GBCC.

Section 8.7  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.8  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.9  Submission to Jurisdiction; Waivers.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in such district in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST ANY OTHER PARTY HERETO IN ANY MATTERS ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

Section 8.10  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

CASTLEWOOD HOLDINGS LIMITED

By:	/s/ R. J. Harris
Name: R. J. Harris

Title:	Chief Financial Officer

CWMS SUBSIDIARY CORP.

By:	/s/ Cheryl D. Davis
Name: Cheryl D. Davis

Title:	Director

THE ENSTAR GROUP, INC.

By:	/s/ Nimrod T. Frazer
Name: Nimrod T. Frazer

Title:	Chairman and CEO

Index of Defined Terms

Section

Actions	3.1(h)(i)
Additional Accruals	1.10
Affiliate	2.11
Affiliate Agreement	2.11
Agreement	Preamble
Articles of Incorporation	1.4
Benefit Plans	3.1(k)(iv)
Board of Directors	3.1(a)(i)(D)
Business Combination Transaction	5.4(a)
Business Day	1.2
By-Laws	1.5
Certificate of Merger	1.3
Certificates	1.8(b)
Change in the Company Recommendation	5.1(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Assets	3.2(q)(i)
Company Benefit Plan	3.2(k)(ii)
Company Board Approval	3.2(f)
Company Closing Value	1.9(a)
Company Common Stock	Recitals
Company Disclosure Letter	3.2
Company Exercise Price	1.9(a)
Company Exhibit 21	3.1(a)
Company Identified Contract	3.2(p)
Company Leased Real Property	3.2(r)(ii)
Company Leases	3.2(r)(ii)
Company Option Ratio	1.9(a)
Company Option Spread	1.9(a)
Company Owned Real Property	3.2(r)(ii)
Company Permits	3.2(h)(ii)
Company Permitted Liens	3.1(q)(ii)
Company Proxy Statement/Prospectus	3.1(e)
Company Real Property	3.2(r)(ii)
Company Recommendation	5.1(b)
Company Rights	1.8(a)
Company Rights Agreement	1.8(a)
Company SEC Reports	3.2(d)
Company Shareholder Approval	3.2(g)
Company Shareholders Meeting	5.1(b)
Company Stock Option	1.9(a)

Section

Company Stock Plan	1.9(a)
Confidentiality Agreement	5.2(a)
Department of Labor	3.1(k)(iii)
Directors Deferred Plan	1.10
DOJ	5.3(b)
Effective Time	1.3
Environmental Laws	3.1(m)
ERISA	3.1(k)(iv)
Exchange Act	2.6
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.8(a)
Expenses	5.5
Form S-4	3.1(e)
FTC	5.3(b)
GAAP	3.1(a)(i)(B)
GBCC	1.1
Governmental Authorization	3.1(h)(vi)
Governmental Entity	2.6
HSR Act	3.1(c)(iii)
Indebtedness	3.1(d)(ii)
Intellectual Property	3.1(n)
IRS	3.1(k)(iii)
knowledge	3.1(h)(i)
known	3.1(h)(i)
Law	3.1(h)(iii)
Lien	3.1(a)(i)(A)
Material Adverse Effect	3.1(a)(i)(B)
Merger	Recitals
Merger Consideration	1.8(a)
Merger Sub	Preamble
Nasdaq	2.5(b)
Necessary Consents	3.1(c)(iii)
Notice of Superior Proposal	5.4(d)
other party	4.3
Parent	Preamble
Parent Assets	3.1(q)(i)
Parent Benefit Plan	3.1(k)(ii)
Parent Class A Shares	3.1(b)(i)
Parent Class B Shares	3.1(b)(i)
Parent Class C Shares	3.1(b)(i)
Parent Closing Value	1.9(a)
Parent Contract	3.1(p)
Parent Disclosure Letter	3.1

Section

Parent Exercise Price	1.9(a)
Parent Financial Statements	3.1(d)(i)
Parent Leased Real Property	3.1(r)(ii)
Parent Leases	3.1(r)(ii)
Parent Ordinary Shares	1.8(a)
Parent Owned Real Property	3.1(r)(ii)
Parent Permits	3.1(h)(ii)
Parent Permitted Liens	3.2(q)(ii)
Parent Real Property	3.1(r)(ii)
Parent Recapitalization	Recitals
Parent Recapitalization Agreement	Recitals
Parent Voting Ordinary Shares	3.2(q)(ii)
parties	Preamble
Person	2.6
Principal Shareholders	Recitals
Regulatory Law	5.3(b)
SEC	2.11
Securities Act	2.11
Subsidiary	3.1(a)(i)(C)
Superior Proposal	5.4(a)
Support Agreement	Recitals
Surviving Corporation	1.1
Takeover Proposal	5.4(a)
Tax Return	3.1(o)(vi)(B)
Taxes	3.1(o)(vi)(A)
Termination Date	7.1(b)
Third Party	5.4(a)
Treasury Regulation	Recitals

A-43.1

Annex B

SUPPORT AGREEMENT
AMONG
CASTLEWOOD HOLDINGS LIMITED
J. CHRISTOPHER FLOWERS
NIMROD T. FRAZER
AND
JOHN J. OROS
DATED AS OF MAY 23, 2006

SUPPORT AGREEMENT

This SUPPORT AGREEMENT, dated as of May 23, 2006 (this “Agreement”), is among Castlewood Holdings Limited, a Bermuda company (“Parent”), and certain stockholders signatory hereto (each a “Stockholder”, and collectively, the “Stockholders”).

Recitals

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, CWMS Subsidiary Corp., a Georgia corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and The Enstar Group, Inc., a Georgia corporation (the “Company”), are entering into an Agreement and Plan of Merger (as the same may from time to time be amended, modified, supplemented or restated, the “Merger Agreement”; capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Merger Agreement) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth therein;

WHEREAS, each Stockholder is the owner of the number of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) set forth opposite such Stockholder’s name on Exhibit A attached hereto (the “Existing Subject Shares”, and all Existing Subject Shares owned by the Stockholders, together with any other shares of capital stock of the Company acquired by the Stockholders after the date hereof and during the term of this Agreement, collectively, the “Subject Shares”); and

WHEREAS, as an essential condition and inducement to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that the Stockholders enter into this Agreement and the Stockholders have agreed to do so.

NOW, THEREFORE, to induce Parent and Merger Sub to enter into, and in consideration of their entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

VOTING OF SUBJECT SHARES

Section 1.1  Agreement to Vote.  From the date hereof until the termination of this Agreement in accordance with Section 5.1, except to the extent waived in writing by Parent, at any meeting of the stockholders of the Company, however called, or at any adjournment thereof, or in connection with any written consent of the stockholders of the Company or in any other circumstances upon which a vote, consent or other approval of all or some of the stockholders of the Company is sought, each Stockholder shall vote (or cause to be voted) all of its Subject Shares (a) in favor of (i) adoption of the Merger Agreement, (ii) approval of the Merger and (iii) approval of the other transactions contemplated by the Merger Agreement and (b) against (i) any Takeover Proposal other than as contemplated by the Merger Agreement and (ii) any other transaction or proposal involving the Company or any of its Subsidiaries that would prevent, nullify, materially interfere with or delay the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Each Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

Section 1.2  IRREVOCABLE PROXY.  SOLELY FOR THE PURPOSE OF VOTING IN ACCORDANCE WITH SECTION 1.1 OF THIS AGREEMENT, EACH STOCKHOLDER HEREBY IRREVOCABLY GRANTS TO AND APPOINTS RICHARD HARRIS AND PAUL O’SHEA, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF PARENT, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF PARENT, AND EACH OF THEM INDIVIDUALLY, THE STOCKHOLDER’S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION), FOR AND IN THE NAME, PLACE AND STEAD OF THE STOCKHOLDER, TO REPRESENT AND VOTE (BY VOTING AT ANY MEETING OF THE STOCKHOLDERS OF THE COMPANY OR BY WRITTEN

CONSENT IN LIEU THEREOF) WITH RESPECT TO THE SUBJECT SHARES OWNED OR HELD BY SUCH STOCKHOLDER REGARDING THE MATTERS REFERRED TO IN SECTION 1.1 (IF, BUT ONLY IF, SUCH STOCKHOLDER FAILS TO VOTE AS SET FORTH IN SECTION 1.1) UNTIL THE TERMINATION OF THIS AGREEMENT IN ACCORDANCE WITH SECTION 5.1, TO THE SAME EXTENT AND WITH THE SAME EFFECT AS THE STOCKHOLDER MIGHT OR COULD DO UNDER APPLICABLE LAW, RULES AND REGULATIONS. THE PROXY GRANTED PURSUANT TO THIS SECTION 1.2 IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE. EACH STOCKHOLDER WILL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY. EACH STOCKHOLDER HEREBY REVOKES ANY AND ALL PREVIOUS PROXIES OR POWERS OF ATTORNEY GRANTED WITH RESPECT TO ANY OF THE SUBJECT SHARES OWNED OR HELD BY SUCH STOCKHOLDER REGARDING THE MATTERS REFERRED TO IN SECTION 1.1.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder, severally and not jointly, represents and warrants to Parent (as to such Stockholder only) as follows:

Section 2.1  Authority.  The Stockholder has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Stockholder.

Section 2.2  No Conflicts; Required Filings and Consents.  Neither the execution and delivery of this Agreement nor compliance with the terms hereof by the Stockholder will (a) violate, conflict with or result in a breach, or constitute a default under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement binding the Stockholder or its properties or assets or (b) except for filings with the SEC and the applicable requirements of state securities or “blue sky” laws, state takeover laws and the pre-merger notification requirements of the HSR Act, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by the Stockholder of any of its obligations under this Agreement.

Section 2.3  Ownership of the Subject Shares.  The Stockholder is the record or beneficial owner of its Existing Subject Shares, free and clear of any mortgage, lien, pledge, charge, encumbrance, security interest or other adverse claim. As of the date hereof, the Stockholder does not own, of record or beneficially, any shares of outstanding capital stock of the Company other than its Existing Subject Shares. The Stockholder has (a) sole power of disposition, (b) sole voting power (to the extent such securities have voting power) and (c) sole power to demand dissenter’s or appraisal rights, in each case with respect to all of its Existing Subject Shares and with no restrictions on such rights. None of the Stockholder’s Existing Subject Shares is subject to any agreement, arrangement or restriction with respect to the voting of such Existing Subject Shares, except as contemplated by this Agreement. There are no agreements or arrangements of any kind, contingent or otherwise, obligating the Stockholder to Transfer or cause to be Transferred any of its Existing Subject Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Existing Subject Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to each Stockholder as follows:

Section 3.1  Authority.  Parent has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by Parent.

Section 3.2  No Conflicts; Required Filings and Consents.  Neither the execution and delivery of this Agreement nor compliance with the terms hereof by Parent will (a) violate, conflict with or result in a breach, or constitute a default under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement binding on Parent or Parent’s property or assets or (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by Parent of any of its obligations under this Agreement.

ARTICLE IV

ADDITIONAL COVENANTS OF THE STOCKHOLDERS

Section 4.1  No Transfer of Subject Shares.  Each Stockholder agrees, while this Agreement is in effect, not to (i) sell, transfer, assign, grant a participation interest in or option for, pledge, hypothecate or otherwise dispose of or encumber (each, a “Transfer”), or enter into any agreement, contract or option with respect to the Transfer of, any of its Subject Shares, other than pursuant to the Merger Agreement, (ii) grant any proxies or powers of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, power of attorney, voting agreement or otherwise, with respect to any of its Subject Shares, other than pursuant to this Agreement, (iii) take any other action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement or (iv) commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, the restriction on Transfers set forth in clause (i) of the preceding sentence shall not apply to a Transfer (a) to a trust under which distributions may be made only to such Stockholder or his or her immediate family members, (b) to a charitable remainder trust, the income from which will be paid to such Stockholder during his or her life, or (c) to a corporation, partnership, limited liability company or other entity, all of the equity interests in which are held by such Stockholder and his or her immediate family members, provided in the case of the foregoing clauses (a) — (c) that such Stockholder has sole record ownership and control of the entity referred to and such entity agrees to be bound by this Agreement.

Section 4.2  Additional Securities.

(a) In the event any Stockholder becomes the legal or beneficial owner of (i) any additional shares of capital stock or other securities of the Company, (ii) any securities which may be converted into or exchanged for such shares or other securities or (iii) any securities issued in replacement of, or as a dividend or distribution on, or otherwise in respect of, such shares or other securities (collectively, “Additional Securities”), then the terms of this Agreement shall apply to any of such Additional Securities and such Additional Securities shall be considered Subject Shares for purposes hereof.

(b) Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any Person to which legal or beneficial ownership of the Subject Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Stockholder’s heirs, guardians, administrators or successors and their respective successors or assigns. Notwithstanding any Transfer of the Subject Shares, the transferor shall remain liable for the performance of all obligations of such transferor under this Agreement.

Section 4.3  Stockholder Capacity.  Each Stockholder enters into this Agreement solely in its respective capacity as the record and beneficial owner of its Subject Shares. Nothing contained in this Agreement shall limit the rights and obligations of any Stockholder in its respective capacity as a director or officer of the Company, and the agreements set forth herein shall in no way restrict any director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company.

ARTICLE V

MISCELLANEOUS

Section 5.1  Termination.  This Agreement shall terminate upon the earlier of (a) the Effective Time, (b) the date on which the Board of Directors of the Company has effected a Change in the Company Recommendation pursuant to the Merger Agreement and at least two (2) of the three (3) Stockholders have elected by written notice to Parent to terminate this Agreement; provided, that the first Stockholder electing to terminate this Agreement in accordance with this subsection shall continue to be fully bound by all of the provisions of this Agreement unless and until a second Stockholder elects to terminate this Agreement in accordance with this subsection, (c) the termination of the Merger Agreement in accordance with its terms and (d) January 31, 2007. Upon termination of this Agreement in accordance with this Section 5.1, this Agreement shall become null and void and of no effect with no liability on the part of any party hereto; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.

Section 5.2  Non-Survival.  None of the representations, warranties, covenants and other agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time.

Section 5.3  Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to its principles and rules of conflict of laws to the extent such principles or rules would require the application of the law of another jurisdiction.

Section 5.4  Jurisdiction.  Each of the parties hereto consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in such district in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement.

Section 5.5  WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF THIS AGREEMENT.

Section 5.6  Specific Performance.  Each Stockholder acknowledges and agrees that (a) the covenants, obligations and agreements of the Stockholder contained in this Agreement relate to special, unique and extraordinary matters, (b) Parent is and will be relying on such covenants, obligations and agreements in connection with entering into the Merger Agreement and the performance of Parent’s obligations under the Merger Agreement and (c) a violation of any of the covenants, obligations or agreements of the Stockholder contained in this Agreement will cause Parent irreparable injury for which adequate remedies are not available at law. Therefore, each Stockholder agrees that Parent shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Stockholder from committing any violation of such covenants, obligations or agreements.

Section 5.7  Amendment, Waivers, etc.  Neither this Agreement nor any term hereof may be amended other than by an instrument in writing signed by Parent and each Stockholder. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought.

Section 5.8  Assignment; No Third Party Beneficiaries.  This Agreement shall not be assignable or otherwise transferable by a party without the prior consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

Section 5.9  Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

Section 5.10  Notices.  All notices, consents, requests, instructions, approvals and other communications provided for in this Agreement shall be in writing and shall be deemed validly given upon personal delivery or one day after being sent by overnight courier service or by telecopy (so long as for notices or other communications sent by telecopy, the transmitting telecopy machine records electronic conformation of the due transmission of the notice), at the following address or telecopy number, or at such other address or telecopy number as a party may designate to the other parties:

(A) if to Parent to:

Castlewood Holdings Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Bermuda
Fax: (441) 292-6603
Attention: Paul O’Shea

with a copy to:

Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103
Fax: (215) 988-2757
Attention: Daniel W. Krane, Esq.

(B) if to the Stockholders to:

J. Christopher Flowers
717 Fifth Avenue
26th Floor
New York, NY 10022
Fax: (646) 349-4891
Attention: J. Christopher Flowers

Nimrod T. Frazer
The Thompson House
401 Madison Avenue
Montgomery, Alabama 36104
Fax: (334) 834-2530
Attention: Nimrod T. Frazer

John J. Oros
717 Fifth Avenue
26th Floor
New York, NY 10022
Fax: (646) 349-4897
Attention: John J. Oros

with a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Fax: (212) 909-6836
Attention: Robert F. Quaintance, Jr., Esq.

Section 5.11  Severability.  If any term or provision of this Agreement is held to be invalid, illegal, incapable of being enforced by any rule of law, or public policy, or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties hereto to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 5.12  Integration.  This Agreement, the Merger Agreement and the Parent Recapitalization Agreement constitute the full and entire understanding and agreement of the parties with respect to the subject matter hereof and supersede all other prior understandings or agreements among the parties relating to the subject matter hereof.

Section 5.13  Section Headings.  The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 5.14  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and date first above written.

CASTLEWOOD HOLDINGS LIMITED

By:	/s/ R. J. HARRIS
Name: R. J. Harris

Title:	Chief Financial Officer

J. CHRISTOPHER FLOWERS

By:	/s/ J. CHRISTOPHER FLOWERS
Name: J. Christopher Flowers

Title:

NIMROD T. FRAZER

By:	/s/ NIMROD T. FRAZER
Name: Nimrod T. Frazer

Title:	Chairman and CEO

JOHN J. OROS

By:	/s/ JOHN J. OROS
Name: John J. Oros

Title:	Director

EXHIBIT A
TO SUPPORT AGREEMENT

Certain Stockholders

	Number of
	Shares of		Number of Shares
	Company	Percentage of	of	Percentage of
	Common	Total Outstanding	Company	Total Beneficially
	Stock	Shares of	Common Stock	Owned Shares of
	Owned and	Company	Beneficially	Company
Name of Stockholder	Outstanding	Common Stock*	Owned	Common Stock†

J. Christopher Flowers	1,221,555	21.27%	1,226,070	21.33%
Nimrod T. Frazer	305,001	5.31%	435,001	7.41%
John J. Oros	200,000	3.48%	450,000	7.51%

*	Calculated by dividing the number of shares owned and outstanding by 5,742,909 shares outstanding.

†	Calculated by dividing the number of shares beneficially owned by the sum of 5,742,909 shares outstanding and the options and/or deferred units held by such Stockholder.

Annex C

RECAPITALIZATION AGREEMENT

This RECAPITALIZATION AGREEMENT, dated as of May 23, 2006 (this “Agreement”), is made and entered into by and among Castlewood Holdings Limited, a Bermuda company (the “Company”); The Enstar Group, Inc., a Georgia corporation, (“Enstar”); Trident II, L.P., a Cayman Islands limited partnership (“Trident”); Marsh & McLennan Capital Professionals Fund, L.P., a Cayman Islands limited partnership (“CPF”), Marsh & McLennan Employees’ Securities Company, L.P., a Cayman Islands limited partnership (“ESC”, and, together with CPF, the “Trident Funds”); Dominic F. Silvester (“DS”), Paul J. O’Shea (“POS”), Nicholas A. Packer (“NAP”, and, together with DS and POS, the “Company Principals”); R&H Trust Co. (NZ) Limited, a New Zealand company, as trustee of The Left Trust, a trust duly formed under the laws of the British Virgin Islands, and R&H Trust Co. (BVI) Ltd., a British Virgin Islands company, as trustee of (a) The Right Trust, a trust duly formed under the laws of the British Virgin Islands, (b) The Elbow Trust, a trust duly formed under the laws of the British Virgin Islands, and (c) The Hove Trust, a trust duly formed under the laws of the British Virgin Islands (collectively, together with DS, the “Company Principal Shareholders”); and certain other members of the Company signatory hereto (the “Employee Shareholders”, and together with the Company Principals, the Company Principal Shareholders, Enstar, Trident and the Trident Funds, the “Shareholders”; and, together with the Company, the “Parties” and each a “Party”).

WHEREAS, the Company, CWMS Subsidiary Corp., a Georgia corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub”), and Enstar have entered into a Merger Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified, the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into Enstar, with Enstar continuing as the surviving corporation; capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Merger Agreement;

WHEREAS, in connection with the Merger, the Parties wish to provide for (i) certain repurchases of shares of the Company, (ii) a change in the Company’s name and authorized share capital as described on Exhibit A attached hereto (as so changed, the “Amendments to the Memorandum of Association”) and the amendment and restatement of the Company Bye-Laws (as so amended, the “Amended and Restated Bye-Laws”) in the form attached hereto as Exhibit B, (iii) a recapitalization of the Company pursuant to which outstanding shares will be exchanged for newly created shares (the “Recapitalization”), (iv) the designation of members of the Board of Directors of the Company immediately following the Merger, (v) the purchase by the Company from BI International (“BI International”) of the shares of B.H. Acquisition Ltd., a Bermuda company (“BHAL”), beneficially owned by BI International (the “BHAL Shares”), and (vi) certain other matters.

NOW, THEREFORE, in consideration of the premises and mutual covenants and conditions set forth herein, the Parties agree as follows:

Section 1.  Events at Closing.  At the Closing but immediately prior to the Effective Time (the “Recapitalization Time”), the Parties shall cause the following events to occur, or such events shall occur automatically pursuant to the terms hereof, as the case may be:

(a) Repurchase of Class B Shares.  The Company shall purchase pro rata in accordance with their holdings from Trident and the Trident Funds, and Trident and the Trident Funds shall sell to the Company, 1,797.555 Class B Shares (as defined in the Amended and Restated Bye-Laws of the Company as in effect as of the date hereof (the “Company Bye-Laws”)). Trident and the Trident Funds shall (i) assign, transfer, convey and deliver such Class B Shares to the Company free and clear of all Liens and (ii) deliver to the Company certificates representing such Class B Shares duly endorsed or accompanied by stock powers duly executed. Such Class B Shares shall be cancelled by the Company and may not be reissued. In exchange for such Class B Shares, the Company shall pay at the Recapitalization Time in cash the aggregate amount of $20,000,000 to Trident and the Trident Funds by wire transfer of immediately available funds to an account designated by Trident. The Company shall pay such amount pro rata in proportion to the number of Class B Shares held by each of Trident and the Trident Funds.

(b) Payment to the Company.  Enstar shall pay in cash the aggregate amount of $5,076,000 to the Company by wire transfer of immediately available funds to the account designated by the Company.

(c) Payment to Key Executives.  The Company shall pay in cash the aggregate amount of $5,076,000 to DS, NAP, POS, David Grisley (“DG”), David Hackett (“DH”) and David Rocke (“DR”) by wire transfer of immediately available funds to the accounts designated by such person in the following amounts: $2,969,868 to DS; $989,956 to NAP; $989,956 to POS; $11,550 to DG; $20,624 to DH; and $94,046 to DR.

(d) Amendment of Constitutive Documents.  The Company shall cause (i) the Amendments to the Memorandum of Association to be filed with the Bermuda Registrar of Companies pursuant to The Companies Act 1981 of Bermuda and (ii) the Amended and Restated Bye-Laws to become effective and to supersede the Company Bye-Laws.

(e) Exchange of Class B Shares.  Trident and the Trident Funds shall (i) assign, transfer, convey and deliver all remaining outstanding Class B Shares held by them (after giving effect to the repurchase of Class B Shares from Trident and the Trident Funds pursuant to Section 1(a) of this Agreement) to the Company free and clear of all Liens and (ii) deliver to the Company certificates representing such Class B Shares duly endorsed or accompanied by stock powers duly executed. Such Class B Shares will then be cancelled by the Company and may not be reissued. In exchange for such Class B Shares, the Company shall issue and deliver to Trident and the Trident Funds at the Recapitalization Time certificates representing 2,082,236 ordinary shares, par value $1.00 per share, of the Company (the “Ordinary Shares”). The Company shall issue such Ordinary Shares pro rata in proportion to the number of Class B Shares held by each of Trident and the Trident Funds immediately prior to such exchange.

(f) Exchange of Class A Shares.  Immediately following the exchanges of shares referred to in Sections 1(e), (g) and (h) hereof, but immediately prior to the Effective Time, Enstar shall (i) assign, transfer, convey and deliver all outstanding Class A Shares (as defined in the Company Bye-Laws) held by it to the Company free and clear of all Liens and (ii) deliver to the Company certificates representing such Class A Shares duly endorsed or accompanied by stock powers duly executed. Such Class A Shares will then be cancelled by the Company and may not be reissued. In exchange for such Class A Shares, the Company shall issue and deliver to Enstar certificates representing 2,972,892 non-voting convertible ordinary shares, par value $1.00 per share, of the Company (the “Non-Voting Convertible Ordinary Shares”).

(g) Exchange of Class C Shares.  The Company Principal Shareholders, DG, DH and DR shall (i) assign, transfer, convey and deliver all outstanding Class C Shares (as defined in the Company Bye-Laws and including all Class C-1 Shares, Class C-2 Shares, Class C-3 Shares and Class C-4 Shares) held by them to the Company free and clear of all Liens and (ii) deliver to the Company certificates representing such Class C Shares duly endorsed or accompanied by stock powers duly executed. Such Class C Shares will then be cancelled by the Company and may not be reissued. In exchange for such Class C Shares, the Company shall issue and deliver to the Company Principal Shareholders, DG, DH and DR certificates representing 3,636,612 Ordinary Shares. The Company shall issue such Ordinary Shares pro rata in proportion to the number of Class C Shares held by each such shareholder immediately prior to such exchange.

(h) Exchange of Class D Shares.  The Employee Shareholders shall (i) assign, transfer, convey and deliver all outstanding Class D Shares (including all Class D-1 Shares , Class D-2 Shares, Class D-3 Shares, Class D-4 Shares and Class D-5 Shares of the Company, as defined in the Company Bye-Laws) held by them to the Company free and clear of all Liens and (ii) deliver to the Company certificates representing such Class D Shares duly endorsed or accompanied by stock powers duly executed. The Company shall use its best efforts to cause any holders of Class D Shares that are not Parties to comply with the preceding sentence. In each case, such Class D Shares will then be cancelled by the Company and may not be reissued. In exchange for such Class D Shares, the Company shall issue and deliver to the Employee Shareholders and the other holders of Class D Shares certificates representing a total of 420,577 Ordinary Shares. The Company shall issue such Ordinary Shares pro rata in proportion to the number of Class D Shares held by each such Employee Shareholder and other holders of Class D Shares immediately prior to such exchange. Subject to alternative arrangements that may be established pursuant to Section 8(i) hereof, to the extent that the Class D Shares to be surrendered and cancelled pursuant to this Section 1(h) are “Immature Class D Shares”, as defined in the Company Bye-Laws, an entity designated by the Company and Enstar shall either hold and/or have the right to purchase the Ordinary Shares issued upon the exchange thereof for $0.001 per share from the holder thereof if the holder’s employment with the Company or any of its subsidiaries is terminated prior to the time such Immature Class D Shares would have become Mature Class D Shares (as defined in the Company Bye-Laws) had they still been held by such holder. The entity designated by the Company and Enstar pursuant to the immediately preceding sentence must exercise this right within 60 days of such termination.

(i) No Fractional Shares.  No certificates or scrip representing fractional Ordinary Shares or Non-Voting Convertible Ordinary Shares shall be issued in respect of Class A Shares, Class B Shares, Class C Shares or Class D Shares. Notwithstanding any other provision of this Agreement, each holder of Class A Shares, Class B Shares, Class C Shares or Class D Shares exchanged pursuant hereto who would otherwise have been entitled to receive a fraction of an Ordinary Share or Non-Voting Convertible Ordinary Share shall receive, in lieu thereof, cash in an amount equal to the product of (i) such fractional part of an Ordinary Share or a Non-Voting Convertible Ordinary Share, as applicable, multiplied by (ii) the average closing price for an Ordinary Share as reported on Nasdaq for the five trading days immediately following the Recapitalization Time.

(j) Effect of Recapitalization.  From and after the Recapitalization Time, (i) all Class A Shares, Class B Shares, Class C Shares and Class D Shares shall be cancelled and shall no longer be deemed to be outstanding and shall no longer have the status of such respective classes of capital stock of the Company, (ii) all rights of the holders of such shares shall cease, except for the right to receive Ordinary Shares or Non-Voting Convertible Ordinary Shares, if any, pursuant to this Agreement, and (iii) prior to surrender for exchange, certificates representing such shares shall be deemed to represent the number of Ordinary Shares or Non-Voting Convertible Ordinary Shares, if any, into which they are exchangeable pursuant to this Agreement.

(k) Termination of Certain Agreements.  Effective as of the Effective Time, the Share Purchase and Capital Commitment Agreement dated as of October 1, 2001, among the Company, Enstar, Trident, the Trident Funds, the Company Principals, the Company Principal Shareholders and the other members of the Company party thereto (as amended, supplemented or otherwise modified, the “Share Purchase and Capital Commitment Agreement”), and the Agreement Among Members dated as of November 29, 2001, among the Company, Enstar, Trident, the Trident Funds, the Company Principals, the Company Principal Shareholders and the other members of the Company party thereto (as amended, supplemented or otherwise modified, the “Agreement Among Members”) shall automatically terminate and become null and void and of no further force or effect, and there shall be no further rights or obligations arising out of such agreements on the part of any party thereto. Each party thereto hereby irrevocably and unconditionally releases, settles, cancels, acquits, discharges, and acknowledges to be fully satisfied, any and all claims, contractual or otherwise, demands, costs, rights, causes of action, charges, debts, Liens, promises, obligations, complaints, losses, damages and any liability of whatever kind or nature, whether known or unknown, arising under the terms of such agreements effective upon such termination.

Section 2.  Board of Directors.  Effective upon the Effective Time, the Company and the Shareholders shall cause the Board of Directors of the Company to consist of the following members: T. Whit Armstrong, Paul J. Collins, Gregory L. Curl, T. Wayne Davis, J. Christopher Flowers, Nimrod T. Frazer, John J. Oros, Paul O’Shea, Nicholas Packer and Dominic F. Silvester; provided, that if, prior to Closing, any such individual is not willing or able to serve as a director, such individual shall be replaced by an individual nominated by the majority of the remaining directors. Such individuals shall be members of the Board of Directors of the Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Memorandum of Association and the Amended and Restated Bye-Laws. As a condition to a director named in the first sentence of this Section 2 (or an agreed upon replacement) serving on the Board of Directors of the Company, such person will have entered into prior to the Recapitalization Time an indemnity agreement with the Company substantially in the form attached hereto as Exhibit C.

Section 3.  BHAL Share Purchase.  At the Recapitalization Time, BI International shall, or shall cause its nominee holder Pembroke Company Limited to, (i) assign, transfer, convey and deliver the BHAL Shares to the Company or another Person designated by the Company free and clear of all Liens and (ii) deliver to the Company or such other Person certificates representing the BHAL Shares duly endorsed or accompanied by stock powers duly executed. In consideration for such BHAL Shares, the Company or such other Person shall pay at the Recapitalization Time an aggregate amount in cash equal to $6,200,167 to BI International by wire transfer of immediately available funds to the account designated by BI International.

Section 4.  Representation and Warranties of the Company.  The Company represents and warrants to the other Parties, as of the date hereof and as of the Closing, as follows:

(a) Shares.  All issued and outstanding shares of the capital stock of the Company are, and when the Ordinary Shares and the Non-Voting Convertible Ordinary Shares are issued in connection with the Recapitalization, such shares will be, duly authorized, validly issued, fully paid and non-assessable and free and clear of any Liens or preemptive rights. The Company has reserved a sufficient number of Ordinary Shares for issuance upon conversion of all of the Non-Voting Convertible Ordinary Shares. There are no Class E Shares outstanding. The holders of the Class D Shares as of the date of this Agreement who are Parties hold, in aggregate, 94.9% of the Class D Shares outstanding as of the date of this Agreement. The Parties who have agreed to vote pursuant to Sections 8(g) and 8(i)(ii) hold sufficient voting power to effect the transactions contemplated by this Agreement, including without limitation the transactions required by Section 8(i)(ii).

(b) Authority.  The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the consents and approvals identified in Section 4(d), to perform all of its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

(c) No Conflicts.  Neither the execution, delivery or performance of this Agreement nor the compliance with the terms hereof by the Company will conflict with the constitutive documents of the Company or result in any breach of, or constitute a default under, any Law applicable to the Company or any of its properties or assets or any contract, agreement or instrument to which the Company is a party or by which it or any of its properties or assets is bound. Except for this Agreement, the Merger Agreement, the AICP, the Company Bye-Laws, the Agreement Among Members and as set forth on Schedule 4(c) attached hereto, there are no agreements or arrangements of any kind, contingent or otherwise, obligating the Company to sell, transfer, assign, grant a participation interest in or option for, hypothecate or otherwise dispose of or encumber any shares of its capital stock, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any shares of the Company’s capital stock from the Company.

(d) No Consent or Approval Required.  Except for the filing of the Amendments to the Memorandum of Association pursuant to Section 1(d) hereof, the approval of the Bermuda Monetary Authority of the BHAL Share Purchase and the issuance of Ordinary Shares and Non-Voting Convertible Ordinary Shares pursuant to this Agreement, the adoption and approval of this Agreement and the transactions contemplated hereby by the members of the Company, and the receipt of the permits, consents, approvals or authorizations of, or declarations to, or filings with, the Persons identified on Exhibit D attached hereto, no permit, consent, approval or authorization of, or declaration to, or filing with, any Person is required for the valid authorization, execution, delivery or performance by the Company of this Agreement.

Section 5.  Representations and Warranties of the Shareholders.  Each Shareholder, severally and not jointly, represents and warrants to the other Parties, as of the date hereof and as of the Closing, as follows:

(a) Authority.  The Shareholder (other than any Shareholder that is an individual) has all requisite corporate (or similar) power and authority to enter into this Agreement and to perform all of its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

(b) No Conflicts.  Neither the execution, delivery or performance of this Agreement nor the compliance with the terms hereof by the Shareholder will conflict with the organizational or constitutive documents of the Shareholder (if the Shareholder is not an individual) or result in any breach of, or constitute a default under, any Law applicable to the Shareholder or any of its properties or assets or any contract, agreement or instrument to which the Shareholder is a party or by which it or any of its properties or assets is bound.

(c) No Consent or Approval Required.  No permit, consent, approval or authorization of, or declaration to, or filing with, any Person is required for the valid authorization, execution, delivery or performance by the Shareholder of this Agreement.

(d) Ownership of Shares.  The Shareholder is the record and beneficial owner of the capital stock of the Company set forth opposite such Shareholder’s name on Exhibit E attached hereto, if any (the “Company Shares”), and has good and marketable title to such Company Shares, free and clear of any Liens. The Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Company Shares set forth opposite such Shareholder’s name on Exhibit E, if any. The Shareholder has sole power of disposition and sole power to demand dissenter’s or appraisal rights with respect to all of its Company Shares and with no restrictions on such powers and rights. Except for this Agreement, the Company Bye-Laws, the Agreement Among Members and subscription agreements, which, if entered into after the date of this Agreement, shall be reasonably acceptable to Enstar, pursuant to which any holder of Class D Shares acquired such shares, there are no agreements or arrangements of any kind, contingent or otherwise, obligating the Shareholder to sell, transfer, assign, grant a participation interest in or option for, hypothecate or otherwise dispose of or encumber any Company Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any Company Shares from such Shareholder.

(e) Investment Purpose.  The Shareholder is acquiring any Ordinary Shares and/or Non-Voting Convertible Ordinary Shares under this Agreement solely for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof in any transaction or series of transactions that would be in violation of the securities laws of the United States or any state thereof or of any foreign securities laws. The Shareholder will not, directly or indirectly, offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Ordinary Shares or Non-Voting Convertible Ordinary Shares acquired pursuant to this Agreement (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of such Ordinary Shares or Non-Voting Convertible Ordinary Shares) or any interest therein or any rights relating thereto, except in compliance with the Securities Act of 1933, as amended and the rules and regulations of the Securities and Exchange Commission thereunder (the “Act”) and all applicable state securities or “blue sky” laws and all applicable foreign securities laws.

(f) Accredited Investor.  The Shareholder is an “accredited investor” as such term is defined in Rule 501(a) under the Act.

Section 6.  Additional Representations and Warranties of Trident Regarding BHAL Shares.  Trident represents and warrants to the Company, as of the date hereof and as of the Closing, that: (i) Pembroke Company Limited is the record and BI International is the beneficial owner of, and BI International and Pembroke Company Limited have good and marketable title to, the BHAL Shares, free and clear of any Liens; (ii) BI International does not own, of record or beneficially, any shares of capital stock of BHAL other than the BHAL Shares; (iii) Trident and its Affiliates through their ownership of BI International have sole power of disposition with respect to all of the BHAL Shares and with no restrictions on such rights, except with respect to BI International, where Pembroke Company Limited is the record owner of the BHAL Shares; and (iv) except for this Agreement and the Bye-Laws of BHAL, there are no agreements or arrangements of any kind, contingent or otherwise, obligating BI International to sell, transfer, assign, grant a participation interest in or option for, hypothecate or otherwise dispose of or encumber any of the BHAL Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the BHAL Shares.

Section 7.  Restrictive Legend.  Each Shareholder acknowledges that the certificate or certificates representing the Ordinary Shares or the Non-Voting Convertible Ordinary Shares issued pursuant to the Recapitalization, as the case may be, shall bear an appropriate legend, which will include, without limitation, the following language:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD EXCEPT IN COMPLIANCE THEREWITH.”

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER, AS SPECIFIED IN THE RECAPITALIZATION AGREEMENT OF THE ISSUER DATED AS OF MAY 23, 2006 (THE “RECAPITALIZATION AGREEMENT”), COPIES OF WHICH ARE ON FILE AT THE OFFICE OF THE ISSUER AND WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER OF SUCH SHARES UPON WRITTEN REQUEST, AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS SUCH OFFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION IS IN COMPLIANCE WITH THE RECAPITALIZATION AGREEMENT.”

Upon the one year anniversary of the Effective Time, the legends set forth above shall be removed and the Company shall issue a certificate without such legends to the holder of any security upon which it is stamped, provided, however, that the Company shall not be required to remove the first legend stated above if the holder of such security is at such time an affiliate of the Company (as defined in Rule 144 under the Act) until the sale of such security has been registered under the Act or such security is sold pursuant to Rule 144 or Rule 145 under the Act or another available exemption under the Act. Each Shareholder agrees to sell all securities, including those represented by a certificate from which the legend has been removed, pursuant to an effective registration statement or in compliance with an exemption from the registration requirements of the Act. In the event the first legend stated above is removed from any security and thereafter the effectiveness of a registration statement covering such security is suspended or the Company determines that a supplement or amendment thereto is required by applicable securities laws, then upon reasonable advance notice to the applicable Shareholder(s), the Company may require that the above legend be placed on any such security that cannot then be sold pursuant to an effective registration statement or under Rule 144 or Rule 145 under the Act or another available exemption under the Act and the applicable Shareholder(s) shall cooperate in the prompt replacement of such legend.

Section 8.  Covenants of the Parties.

(a) Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, without limitation, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement, the Merger Agreement and applicable Laws to consummate the transactions contemplated herein and in the Merger Agreement, including making or obtaining (i) the approval of the Bermuda Monetary Authority of the BHAL Share Purchase and the issuance of Ordinary Shares and Non-Voting Convertible Ordinary Shares pursuant to this Agreement, (ii) the consents and approvals of the members of the Company to this Agreement, the transactions contemplated hereby and the other matters set forth in Section 8(g), (iii) the permits, consents, approvals or authorizations of, or declarations to, or filings with, the Persons identified on Exhibit D and (iv) all other permits, consents, approvals or authorizations of, or declarations to, or filings with, any Person that are required for the valid authorization, execution, delivery or performance by the Parties of this Agreement and by the parties to the Merger Agreement of the Merger Agreement.

(b) Further Assurances.  Without further consideration, each Party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to effect the matters contemplated herein or in the Merger Agreement.

(c) Consent and Waiver.  Each Party hereby consents to the consummation of the transactions contemplated by this Agreement and waives any requirements, restrictions or obligations under the Share Purchase and Capital Commitment Agreement or the Agreement Among Members arising out of the transactions contemplated hereby. Each Party hereby waives any dissenter’s, appraisal or similar rights such party may have in respect of the transactions contemplated by this Agreement or the Merger Agreement.

(d) Release of Directors.  Effective at the Effective Time, each Party waives and releases each person who is a director or officer of the Company on the date of this Agreement or becomes a director or officer of the Company at any time between the date of this Agreement and the Recapitalization Time from all actions, claims and liabilities of any nature, in law or equity, known or unknown, and whether or not heretofore asserted, which such Party, as applicable, has or hereafter may have against any of such director or officer for any actions or omissions in respect of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby; provided, that the foregoing shall not be construed as a waiver or release of any action, claim or liability based on fraud, bad faith or intentional misconduct.

(e) Nasdaq Listing.  The Company shall use its reasonable best efforts to cause all Ordinary Shares to be issued in the Recapitalization to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Recapitalization Time.

(f) Section 16 Matters.  The Company shall, prior to the Recapitalization Time, take all such reasonable steps as may be required and are consistent with applicable law and regulations to cause any disposition of Class B Shares or acquisitions of Ordinary Shares in the transactions contemplated by this Agreement by each Person who is, or at the time of any such transaction may reasonably be deemed to be, subject to the requirements of Section 16 of the Exchange Act with respect to the Company, to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

(g) Company Meeting of Shareholders; Vote.  The Company shall duly take all necessary, proper and advisable action to call, give notice of, convene and hold a meeting of its shareholders on a date as soon as reasonably practicable (the “Company Shareholders Meeting”) for the purpose of obtaining the vote of the shareholders of the Company for the adoption and approval of this Agreement and the transactions contemplated hereby, including without limitation any transactions required by Section 8(i)(ii). The Company Shareholders Meeting will be held within 30 days of the date hereof or at such later time as the Company and Enstar may agree in writing. From the date hereof until the termination of this Agreement, except to the extent waived in writing by Enstar, at any meeting of the shareholders of the Company, however called, or at any adjournment thereof, or in connection with any written consent of the shareholders of the Company or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, each Party shall vote (or cause to be voted) all of its Class A Shares, Class B Shares, Class C Shares and Class D Shares, if any, as the case may be, in favor of (i) adoption of this Agreement and the Merger Agreement, (ii) approval of the Recapitalization and the Merger and (iii) approval of the other transactions contemplated by this Agreement and the Merger Agreement, including without limitation any transactions required by Section 8(i)(ii). From the date hereof until the termination of this Agreement, each Party further agrees not to commit or agree to take any action inconsistent with the foregoing.

(h) IRREVOCABLE PROXY.  SOLELY FOR THE PURPOSE OF VOTING IN ACCORDANCE WITH SECTION 8(G) OF THIS AGREEMENT, EACH SHAREHOLDER HEREBY IRREVOCABLY GRANTS TO AND APPOINTS NIMROD T. FRAZER AND JOHN J. OROS, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF ENSTAR, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF ENSTAR, AND EACH OF THEM INDIVIDUALLY, THE SHAREHOLDER’S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION), FOR AND IN THE NAME, PLACE AND STEAD OF THE SHAREHOLDER, TO REPRESENT AND VOTE (BY VOTING AT ANY MEETING OF THE SHAREHOLDERS OF THE COMPANY OR BY WRITTEN CONSENT IN LIEU THEREOF) WITH RESPECT TO ALL OF THE SHARES OWNED OR HELD BY SUCH SHAREHOLDER

REGARDING THE MATTERS REFERRED TO IN SECTION 8(G) (IF, BUT ONLY IF, SUCH SHAREHOLDER FAILS TO VOTE AS SET FORTH IN SECTION 8(G)) UNTIL THE TERMINATION OF THIS AGREEMENT IN ACCORDANCE WITH ITS TERMS, TO THE SAME EXTENT AND WITH THE SAME EFFECT AS THE SHAREHOLDER MIGHT OR COULD DO UNDER APPLICABLE LAW, RULES AND REGULATIONS. THE PROXY GRANTED PURSUANT TO THIS SECTION 8(H) IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE. EACH SHAREHOLDER WILL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY. EACH SHAREHOLDER HEREBY REVOKES ANY AND ALL PREVIOUS PROXIES OR POWERS OF ATTORNEY GRANTED WITH RESPECT TO ANY OF THE SUBJECT SHARES OWNED OR HELD BY SUCH SHAREHOLDER REGARDING THE MATTERS REFERRED TO IN SECTION 8(H). NOTWITHSTANDING THE FOREGOING, THIS SECTION 8(H) SHALL NOT APPLY TO THE EXTENT IT IS INCONSISTENT WITH APPLICABLE BERMUDA LAW; PROVIDED, THAT, TO THE EXTENT ANY PROVISION OF THIS SECTION 8(H) DOES NOT APPLY AS A RESULT OF THIS SENTENCE, THE SHAREHOLDERS SHALL USE THEIR BEST EFFORTS TO ENTER INTO AN ALTERNATIVE ARRANGEMENT THAT ACCOMPLISHES THE ESSENTIAL INTENT AND PURPOSE OF THIS SECTION 8(H) AND IS CONSISTENT WITH APPLICABLE BERMUDA LAW.

(i) Class D Holders.

(i) The Company shall use reasonable efforts to cause each holder of Class D Shares that is not a Party to become a Party with all the same rights and obligations as if such holder had been a Party on the date hereof. If any holder of Class D Shares has not become a Party prior to the Company Shareholders Meeting, the Company and the other Parties shall, at the Company Shareholders Meeting, take such actions as may be necessary to cause all of the outstanding Class A Shares, Class B Shares, Class C Shares and Class D Shares to be exchanged (upon satisfaction of the conditions set forth in this Agreement) for the consideration contemplated to be exchanged for such shares in Section 1. Such actions may include amending the Bye-Laws to allow the Company to redeem Class D Shares for the same consideration as holders of Class D Shares would have received under this Agreement and carrying out such redemption (a “Bye-Law Amendment and Redemption”) or taking such actions, including a merger, share conversion or other action, as may result in all Class D Shares being cancelled, provided that any action taken shall comply with applicable law and, except in the case of a Bye-Law Amendment and Redemption, shall be reasonably acceptable to Enstar and Trident. Within seven days after the date of this Agreement, the Company shall issue to Karl Wall a sufficient number of Class D Shares so that the holders of Class D Shares who are Parties shall hold in excess of 95% of the Class D Shares outstanding. Prior to issuing any other Class D Shares to any person or entity that is not a Party, the Company shall require such person to become a Party with all the same rights and obligations as if such holder had been a Party on the date hereof.

(ii) Prior to Closing, the Company shall either establish (i) an entity with the sole purpose of exercising any of the rights set forth in the last two sentences of Section 1(h) with respect to Ordinary Shares issued in exchange for Immature Class D Shares (if the shares are held in custody by the Company) or to hold the Immature Class D Shares (if the shares will not be held in custody by the Company), or (ii) at the option of Enstar, alternative arrangements in order to accomplish a similar administrative ease for exercising such rights and to provide assurance that such Ordinary Shares are outstanding under relevant law. The Company shall use its reasonable best efforts to cause holders of the Immature Class D Shares to cooperate with such arrangements. The Company shall use its reasonable best efforts to obtain letter agreements from all holders of its Class D Shares who are not Parties establishing restrictions on transfer of the Ordinary Shares they receive in the Recapitalization for a period of one year that are substantially the same as those set forth in Section 13 of this Agreement.

(j) Letter Agreement.  Enstar shall not amend or agree to amend, modify or waive the requirements of the letter agreement (the “Letter Agreement”) executed and delivered by the directors of Enstar on May 23, 2006 restricting their ability to transfer, among other things, Ordinary Shares for one year following the Effective Time without the prior written consent of the Company, Trident and two of the three Company Principals.

Section 9.  Benefit Plans of the Company.  Effective upon, but subject to, consummation of the Merger, the Company shall (i) terminate its annual incentive compensation plan currently in effect for calendar year 2006 and reverse any and all accruals made in respect thereof without payment of any amounts relating thereto and (ii) establish an annual incentive compensation plan (the “AICP”) the terms of which will be subject in each case to the approval of the Compensation Committee of the Company’s Board of Directors. It is anticipated by the Parties that, with respect to services to be performed in each of calendar years 2006 through 2010, the AICP shall permit eligible employees to share in a bonus pool, which, the Parties anticipate will represent, in the aggregate, 15% of the Company’s consolidated net after-tax profits and from which the Parties anticipate distributions shall be made in cash, Ordinary Shares, other securities of the Company, or the right to acquire Ordinary Shares or other securities of the Company, in such amounts per employee and in such form as shall be determined by the Compensation Committee of the Company’s Board of Directors. The Company shall submit an employee benefits plan or plans relating to any such equity compensation to the shareholders of the Company for approval prior to the Effective Time. The Board of Directors of the Company shall determine whether and, if so, on what terms and conditions, the AICP shall continue in effect with respect to calendar years after 2010.

Section 10.  Conditions to Each Party’s Obligations.  The obligation of each Party to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions:

(a) No Injunctions or Restraints, Illegality.  No laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other Governmental Entity of competent jurisdiction in the United States, the European Union or Bermuda shall be in effect, having the effect of making the transactions contemplated hereby illegal or otherwise prohibiting consummation of the transactions contemplated hereby.

(b) Consents and Approvals.  Except for the filing of the Amendments to the Memorandum of Association pursuant to Section 1(d) hereof, all permits, consents, approvals or authorizations of, or declarations to, or filings with, any Person that are required for the valid authorization, execution, delivery or performance by the Parties of this Agreement shall have been made or obtained, except for those the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken together after giving effect to the Merger.

(c) Conditions to Effect the Merger.  Each of the conditions to closing under Article VI of the Merger Agreement shall have been satisfied or waived by the parties entitled to waive such condition, other than the condition relating to the Company Recapitalization and any condition that by its nature is to be fulfilled at the Closing under the Merger Agreement, and each of the parties to the Merger Agreement shall be prepared to consummate the Merger.

(d) Tax Opinion.  Debevoise & Plimpton LLP shall have delivered to Enstar, Trident and the Trident Funds, prior to the Recapitalization Time on the Closing Date, a written opinion addressed to each such Person and dated as of such date, substantially in the form attached hereto as Exhibit F, to the effect that the Recapitalization will qualify as a reorganization under Section 368(a)(1)(E) of the Code.

(e) Shareholder Consent.  The Company shall have received at the Company Shareholder Meeting, or any adjournment thereof, the requisite consent of its members to this Agreement and the transactions contemplated hereby.

Section 11.  Additional Conditions to the Obligation of the Shareholders to Effect the Recapitalization.  In addition to those conditions set forth in Section 10 hereof, the obligation of each Shareholder to consummate the transactions contemplated hereby is subject to each of the representations and warranties of the Company set forth in Section 4 hereof being true and correct as of the date hereof and as of the Closing in all material respects and the Company having performed or complied in all material respects (and in the case of Sections 8(e) and 8(f), in all respects) with all agreements and covenants required to be performed by it under this Agreement at or prior to the consummation of the transactions contemplated hereby.

Section 12.  Additional Conditions to the Obligation of the Company.  In addition to the conditions set forth in Section 10 hereof, the obligation of the Company to consummate the transactions contemplated hereby is subject to each of the representations and warranties of the Shareholders set forth in Sections 5 and 6 hereof being true and correct as of the date hereof and as of the Closing in all material respects and the Shareholders having performed or complied in all material respects with all agreements and covenants required to be performed by the Shareholders under this Agreement at or prior to the consummation of the transactions contemplated hereby.

Section 13.  Transfer Restrictions.  Except as provided in regards to the Initial Request in Section 1(a) of the Registration Rights Agreement (as defined below), each Shareholder agrees not to sell, transfer, assign, grant a participation interest in or option for, pledge, hypothecate or otherwise dispose of or encumber (each, a “Transfer”), or enter into any agreement, contract or option with respect to the Transfer of, or commit or agree to take any of the foregoing actions with respect to, any of its Class A Shares, Class B Shares, Class C Shares or Class D Shares prior to Closing or any of its Ordinary Shares or Non-Voting Convertible Ordinary Shares for a period of one year following the Effective Time; provided that the foregoing restriction shall not apply to a Transfer (i) to the Company, (ii) following the Effective Time, other than in the case of an Employee Shareholder, to another Party other than an Employee Shareholder or to any party to the Letter Agreement, (iii) to a trust under which distributions may be made only to such Shareholder or his or her immediate family members, (iv) to a charitable remainder trust, the income from which will be paid to such Shareholder during his or her life, (v) to a corporation, partnership, limited liability company or other entity, all of the equity interests in which are held, directly or indirectly, by such Shareholder and his or her immediate family members, or (vi) in connection with a tender offer, merger, amalgamation, recapitalization, reorganization or similar transaction involving the Company, provided in the case of the foregoing clauses (iii) — (v) that such Shareholder has sole, ultimate control of the entity referred to and such entity agrees to be bound by this Agreement. Any attempt by the Shareholder, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any of the Ordinary Shares or the Non-Voting Convertible Ordinary Shares, or any interest therein, or any rights relating thereto, without complying with the provisions of this Agreement, shall be void and of no effect.

Section 14.  Registration Rights.  Concurrently with the Closing, the Company and certain shareholders of the Company listed therein shall enter into a registration rights agreement in the form of Exhibit G attached hereto (the “Registration Rights Agreement”), pursuant to which, on the terms and conditions thereto, certain shareholders of the Company as provided for therein will be granted registration rights with respect to the Ordinary Shares received by or issuable to them as provided for therein.

Section 15.  Miscellaneous.

(a) Termination.  This Agreement shall terminate upon the earlier of the termination of the Merger Agreement in accordance with its terms and the termination of the Support Agreement pursuant to Section 5.1(b), (c) or (d) thereof. Upon termination of this Agreement in accordance with this Section 15(a), this Agreement shall become null and void and of no further force or effect with no liability on the part of any Party; provided, that such termination shall not relieve any Party from any liability arising from a willful breach of this Agreement.

(b) Fees and Expenses.  Whether or not, in each case, the Merger or any of the transactions contemplated herein are consummated, all fees and expenses incurred in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby shall be paid by the Party incurring such fees and expenses; provided, that the Company shall reimburse all reasonable out-of-pocket fees and expenses incurred in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby by the holders of the Class B Shares, the Class C Shares and the Class D Shares; provided, further, that the reimbursement for the holders of the Class B Shares shall be subject to a cap of $150,000.

(c) Non-Survival.  None of the representations or warranties in this Agreement, including any rights arising out of any breach of such representations or warranties shall survive the Effective Time.

(d) Enforcement.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity.

(e) Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to its principles and rules of conflict of laws to the extent such principles or rules would require the application of the law of another jurisdiction.

(f) Jurisdiction.  Each of the Parties consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in such district in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement.

(g) WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF THIS AGREEMENT.

(h) Amendment, Waivers, etc.  Neither this Agreement nor any term hereof may be amended other than by an instrument in writing signed by each of the Company, Enstar, Trident, the Company Principals and the Company Principal Shareholders; provided, that this Agreement may not be amended in a manner that materially and adversely affects the rights or obligations of the Employee Shareholders without the approval by holders of a majority of the Company Shares held by the Employee Shareholders. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought; provided, that the majority in interest of the Company Principal Shareholders may waive, discharge or terminate any condition set forth herein to the obligations of the Company Principal Shareholders and the Employee Shareholders.

(i) Assignment; No Third Party Beneficiaries.  This Agreement shall not be assignable or otherwise transferable by a Party without the prior consent of the Company, Enstar and the Company Principals, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any Person, other than the Parties and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

(j) Notices.  All notices, consents, requests, instructions, approvals and other communications provided for in this Agreement shall be in writing and shall be deemed validly given upon personal delivery or one day after being sent by overnight courier service or by telecopy (so long as for notices or other communications sent by telecopy, the transmitting telecopy machine records electronic confirmation of the due transmission of the notice), at the following address or telecopy number, or at such other address or telecopy number as a Party may designate to the other Parties:

(i) if to the Company to:

Castlewood Holdings Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Fax: (441) 292-6603
Attention: Paul O’Shea

with a copy to:

Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103
Fax: (215) 988-2757
Attention: Daniel W. Krane, Esq.

(ii) if to Enstar to:

The Enstar Group, Inc.
The Thompson House
401 Madison Avenue
Montgomery, Alabama 36104
Fax: (646) 349-4897
Attention: John J. Oros

with a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Fax: (212) 909-6836
Attention: Robert F. Quaintance, Jr., Esq.

(iii) if to Trident or the Trident Funds to:

Trident II, L.P. c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830 Fax: (203) 862-2924 Attention:	David J. Wermuth, Esq. Principal and General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Fax: (917) 777-2000 Attention:	Robert J. Sullivan, Esq. Todd E. Freed, Esq.

(iv) if to DS, POS, NAP, the Company Principal Shareholders or the Employee Shareholders to:

Paul O’ Shea
Allegro Insurance & Risk Management Ltd.
Burnaby Building
16 Burnaby Street
Hamilton, HM08
Bermuda
Fax: (441) 292-6603
Attention: Paul O’Shea

with a copy to:

Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103
Fax: (215) 988-2757
Attention: Daniel W. Krane, Esq.

(k) Interpretation.  When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(l) Severability.  If any term or provision of this Agreement is held to be invalid, illegal, incapable of being enforced by any rule of law, or public policy, or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

(m) Entire Agreement.  This Agreement, including the Exhibits and schedules attached hereto, the Merger Agreement and the Confidentiality Agreement constitute the full and entire understanding and agreement of the Parties with respect to the subject matter hereof and supersede all other prior understandings or agreements among the Parties relating to the subject matter hereof.

(n) Section Headings.  The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(o) Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

CASTLEWOOD HOLDINGS LIMITED

By:	/s/ R. J. HARRIS
Name: R. J. Harris

Title:	Chief Financial Officer

THE ENSTAR GROUP, INC.

By:	/s/ NIMROD T. FRAZER
Name: Nimrod T. Frazer

Title:	Chairman and CEO

TRIDENT II, L.P.

By:	Trident Capital II, L.P.
Its sole general partner

By:	DW Trident GP, LLC, a general partner

By:	/s/ DAVID WERMUTH
Name: David Wermuth

Title:	Principal

MARSH & McLENNAN CAPITAL
PROFESSIONALS FUNDS, L.P.

By:	Stone Point Capital LLC, as manager

By:	/s/ DAVID WERMUTH
Name: David Wermuth

Title:	Principal

MARSH & McLENNAN EMPLOYEES’
SECURITIES COMPANY, L.P.

By:	Marsh & McLennan GP I, Inc.,
Its sole general partner

By:	Stone Point Capital LLC, its attorney-in-fact

By:	/s/ DAVID WERMUTH
Name: David Wermuth

Title:	Principal

DOMINIC F. SILVESTER

/s/  DOMINIC F. SILVESTER

PAUL J. O’SHEA

/s/  PAUL J. O’SHEA

NICHOLAS A. PACKER

/s/  NICHOLAS A. PACKER

The COMMON SEAL of R&H TRUST CO. (NZ) LIMITED, as trustee of THE LEFT TRUST was hereunto affixed in the presence of

By:	/s/ BRYCE M. R. SMITH
Name: Bryce M. R. Smith

Title:	Director

By:	/s/ PRUE J. ANDERSON
Name: Prue J. Anderson

Title:	Director

[Affixed Seal]

The COMMON SEAL of R&H TRUST CO. (BVI) LTD., as trustee of THE RIGHT TRUST was hereunto affixed in the presence of

By:	/s/ EDITH STEEL
Name: Edith Steel

Title:	Director

By:	/s/ KENNETH MORGAN
Name: Kenneth Morgan

Title:	Director

[Affixed Seal]

The COMMON SEAL of R&H TRUST CO. (BVI) LTD., as trustee of THE ELBOW TRUST was hereunto affixed in the presence of

By:	/s/ EDITH STEEL
Name: Edith Steel

Title:	Director

By:	/s/ KENNETH MORGAN
Name: Kenneth Morgan

Title:	Director

[Affixed Seal]

The COMMON SEAL of R&H TRUST CO. (BVI) LTD., as trustee of THE HOVE TRUST was hereunto affixed in the presence of

By:	/s/ EDITH STEEL
Name: Edith Steel

Title:	Director

By:	/s/ KENNETH MORGAN
Name: Kenneth Morgan

Title:	Director

[Affixed Seal]

STEVE ALDOUS

/s/  STEVE ALDOUS

ANDY BROADBENT

/s/  ANDY BROADBENT

STEVE GIVEN

/s/  STEVE GIVEN

DAVID GRISLEY

/s/  DAVID GRISLEY

DAVID HACKETT

/s/  DAVID HACKETT

RICHARD HARRIS

/s/  RICHARD HARRIS

TIM HOUSTON

/s/  TIM HOUSTON

ADRIAN KIMBERLEY

/s/  ADRIAN KIMBERLEY

STEVE NORRINGTON

/s/  STEVE NORRINGTON

DAVID ROCKE

/s/  DAVID ROCKE

DUNCAN SCOTT

/s/  DUNCAN SCOTT

ALAN TURNER

/s/  ALAN TURNER

DUNCAN McLAUGHLIN

/s/  DUNCAN McLAUGHLIN

KARL WALL

/s/  KARL WALL

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

New Enstar is a Bermuda exempted company. Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

The second amended and restated bye-laws of New Enstar will provide that New Enstar will indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. New Enstar’s second amended and restated bye-laws will provide that its shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits New Enstar to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not New Enstar may otherwise indemnify such officer or director. New Enstar has purchased and maintains a directors’ and officers’ liability policy for such a purpose.

In addition to these provisions of New Enstar’s second amended and restated bye-laws, New Enstar expects to enter into indemnification agreements with each of its directors, a form of which is filed as Exhibit 10.2 hereto. The indemnification agreements will provide New Enstar’s directors with indemnification to the maximum extent permitted by Bermuda law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

The following exhibits are included as exhibits to this Registration Statement. Those exhibits below incorporated by reference herein are indicated as such by the information supplied after this exhibit. If no such information appears after an exhibit, such exhibit is filed herewith unless otherwise indicated.

Exhibit
Number		Description

2.1		Agreement and Plan of Merger, dated as of May 23, 2006, among Castlewood Holdings Limited, CWMS Subsidiary Corp. and The Enstar Group, Inc. Attached as Annex A to the proxy statement/prospectus which forms a part of this registration statement, and incorporated herein by reference.

2.2		Recapitalization Agreement, dated as of May 23, 2006, among Castlewood Holdings Limited, The Enstar Group, Inc., Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh & McLennan Employees’ Securities Company, Dominic F. Silvester, Paul J. O’Shea, Nicholas A. Packer; R&H Trust Co. (NZ) Limited and R&H Trust Co. (BVI) Ltd. and certain other parties named therein. Attached as Annex C to the proxy statement/prospectus which forms a part of this registration statement, and incorporated herein by reference.

2.3		Support Agreement, dated as of May 23, 2006, among Castlewood Holdings Limited, J. Christopher Flowers, Nimrod T. Frazer, and John J. Oros. Attached as Annex B to the proxy statement/prospectus which forms a part of this registration statement, and incorporated herein by reference.

3	.1**	Memorandum of Association of Castlewood Holdings Limited.

Exhibit
Number		Description

3	.2**	Form of Second Amended and Restated Bye-Laws of Enstar Group Limited.

4.1		Form of Certificate for the Ordinary Share, par value $1.00 per share.*

5	.1**	Form of Opinion of Conyers Dill & Pearman.

8.1		Form of Opinion of Debevoise & Plimpton LLP.

8.2		Form of Opinion of Drinker Biddle & Reath LLP.

8	.3**	Form of Opinion of Conyers Dill & Pearman (included in Exhibit 5.1).

10	.1**	Form of Registration Rights Agreement.

10	.2**	Form of Director Indemnity Agreement.

10	.3**	Tax Indemnification Agreement, dated as of May 23, 2006, among Castlewood Holdings Limited, The Enstar Group, Inc. and J. Christopher Flowers.

10	.4**	Letter Agreement, dated as of May 23, 2006, among The Enstar Group, Inc. and its Directors.

10	.5**	Letter Agreement, dated as of May 23, 2006, among Castlewood Holdings Limited, T. Whit Armstrong and T. Wayne Davis.

10	.6**	Employment Agreement, dated May 23, 2006, between Castlewood Holdings Limited and Paul O’Shea.

10	.7**	Amended and Restated Employment Agreement, dated May 23, 2006, between Castlewood Holdings Limited and Dominic F. Silvester.

10	.8**	Amended and Restated Employment Agreement, dated May 23, 2006, between Castlewood Holdings Limited and Nicholas Packer.

10	.9**	Form of Employment Agreement, between Castlewood Holdings Limited, Castlewood (US) Inc. and John J. Oros.

10	.10**	License Agreement, dated October 27, 2005, between Castlewood (US) Inc. and J.C. Flowers & Co. LLC.

10	.11**	Castlewood Holdings Limited 2006 Equity Incentive Plan.

10	.12**	Castlewood Holdings Limited 2006-2010 Annual Incentive Compensation Plan.

15.1		Deloitte & Touche Letter Regarding Unaudited Interim Financial Information (Castlewood Holdings Limited).

15.2		Deloitte & Touche LLP Letter Regarding Unaudited Interim Financial Information (The Enstar Group, Inc.).

21	.1**	List of Subsidiaries.

23.1		Consent of Deloitte & Touche (for Castlewood Holdings Limited).

23.2		Consent of Deloitte & Touche LLP (for The Enstar Group, Inc.).

23.3		Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.3).

23.4		Consent of Debevoise & Plimpton LLP (included in Exhibit 8.1).

23.5		Consent of Drinker Biddle & Reath LLP (included in Exhibit 8.2).

23.6		Consent of Deloitte & Touche (for B.H. Acquisition Ltd.).

23.7		Consent of Ernst & Young LLP (for Green Tree Investment Holdings II, LLC and Green Tree Investment Holdings III, LLC).

24	.1**	Powers of Attorney (included in signature page).
99	.1**	Form of Proxy Card.

*	To be filed by amendment.

**	Previously filed.

(b) Financial Statement Schedules.

Financial Statement Schedules have been omitted because they are inapplicable or the information required to be set forth therein is contained, or incorporated by reference, in the consolidated financial statements of Castlewood or Enstar.

ITEM 22.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda, on November 6, 2006.

CASTLEWOOD HOLDINGS LIMITED

By:	/s/ Richard J. Harris
Name: Richard J. Harris

Title:	Chief Financial Officer

Pursuant to the requirements of this Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dominic F. Silvester Dominic F. Silvester		Chief Executive Officer and Director	November 6, 2006

/s/ Richard J. Harris Richard J. Harris		Chief Financial Officer and Principal Accounting Officer	November 6, 2006

* James Carey		Director	November 6, 2006

* Cheryl D. Davis		Director	November 6, 2006

* J. Christopher Flowers		Director	November 6, 2006

* Nimrod T. Frazer		Director	November 6, 2006

* Meryl Hartzband		Director	November 6, 2006

* Paul J. O’Shea		Director	November 6, 2006

* John J. Oros		Director	November 6, 2006

*By:	/s/ Richard J. Harris Richard J. Harris Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

2.1		Agreement and Plan of Merger, dated as of May 23, 2006, among Castlewood Holdings Limited, CWMS Subsidiary Corporation and The Enstar Group, Inc. Attached as Annex A to the proxy statement/prospectus which forms a part of this registration statement, and incorporated herein by reference.

2.2		Recapitalization Agreement, dated as of May 23, 2006, among Castlewood Holdings Limited, The Enstar Group, Inc., Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh & McLennan Employees’ Securities Company, Dominic F. Silvester, Paul J. O’Shea, Nicholas A. Packer; R&H Trust Co. (NZ) Limited and R&H Trust Co. (BVI) Ltd. and certain parties named therein. Attached as Annex C to the proxy statement/prospectus which forms a part of this registration statement, and incorporated herein by reference.

2.3		Support Agreement, dated as of May 23, 2006, among Castlewood Holdings Limited, J. Christopher Flowers, Nimrod T. Frazer, and John J. Oros. Attached as Annex B to the proxy statement/prospectus which forms a part of this registration statement, and incorporated herein by reference.

3	.1**	Memorandum of Association of Castlewood Holdings Limited.

3	.2**	Form of Second Amended and Restated Bye-Laws of Enstar Group Limited.

4.1		Form of Certificate for the Ordinary Share, par value $1.00 per share.*

5	.1**	Form of Opinion of Conyers Dill & Pearman.

8.1		Form of Opinion of Debevoise & Plimpton LLP.

8.2		Form of Opinion of Drinker Biddle & Reath LLP.

8	.3**	Form of Opinion of Conyers Dill & Pearman (included in Exhibit 5.1).

10	.1**	Form of Registration Rights Agreement.

10	.2**	Form of Director Indemnity Agreement.

10	.3**	Tax Indemnification Agreement, dated as of May 23, 2006, among Castlewood Holdings Limited, The Enstar Group, Inc. and J. Christopher Flowers.

10	.4**	Letter Agreement, dated as of May 23, 2006, among The Enstar Group, Inc. and its Board of Directors.

10	.5**	Letter Agreement, dated as of May 23, 2006, among Castlewood Holdings Limited, T. Whit Armstrong and T. Wayne Davis.

10	.6**	Employment Agreement, dated May 23, 2006, among Castlewood Holdings Limited and Paul O’Shea.

10	.7**	Amended and Restated Employment Agreement, dated May 23, 2006, between Castlewood Holdings Limited and Dominic F. Silvester.

10	.8**	Amended and Restated Employment Agreement, dated May 23, 2006, between Castlewood Holdings Limited and Nicholas Packer.

10	.9**	Form of Employment Agreement, between Castlewood Holdings Limited, Castlewood (US) Inc. and John J. Oros.

10	.10**	License Agreement, dated October 27, 2005, between Castlewood (US) Inc. and J.C. Flowers & Co. LLC.

10	.11**	Castlewood Holdings Limited 2006 Equity Incentive Plan.

10	.12**	Castlewood Holdings Limited 2006-2010 Annual Incentive Compensation Plan.

15.1		Deloitte & Touche Letter Regarding Unaudited Interim Financial Information (Castlewood Holdings Limited).

15.2		Deloitte & Touche LLP Letter Regarding Unaudited Interim Financial Information (The Enstar Group, Inc.).

21	.1**	List of Subsidiaries.

23.1		Consent of Deloitte & Touche (for Castlewood Holdings Limited).

23.2		Consent of Deloitte & Touche LLP (for The Enstar Group, Inc.).

23.3		Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.3).

Exhibit
Number		Description

23.4		Consent of Debevoise & Plimpton LLP (included in Exhibit 8.1).

23.5		Consent of Drinker Biddle & Reath LLP (included in Exhibit 8.2).

23.6		Consent of Deloitte & Touche (for B.H. Acquisition Ltd.).

23.7		Consent of Ernst & Young LLP (for Green Tree Investment Holdings II, LLC and Green Tree Investment Holdings III, LLC).

24	.1**	Powers of Attorney (included in signature page).
99	.1**	Form of Proxy Card.

*	To be filed by amendment.

**	Previously filed.